9/18

[redacted]

07026763

82- SUBMISSIONS FACING SHEET

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Management Consulting Group plc

*CURRENT ADDRESS Fleet Place House
2 Fleet Place
Holborn Viaduct
London EC4M 7RF United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35714 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 9/19/07

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Acquisition
Released	07:02 06-Sep-07
Number	3998D

RNS Number:3998D
Management Consulting Group PLC
06 September 2007

Acquisition

Management Consulting Group PLC ("MCG" or "the Group"), the international management consultancy group, today announces that it has acquired CBH from its current shareholders, Mr Joe Baird, Mr Kevin Hartwick, Mr Rory Smith and Mr Myron Weber. The transaction closed yesterday, Wednesday, in California after the close of business in London. The total consideration agreed for the acquisition is $10.6m which will be satisfied by the payment of $6.3m (£3.1m) in cash and the issue of 4,156,054 new ordinary shares of 25 pence each in MCG. The business will be known as CBH Consulting.

CBH Consulting provides performance management and business intelligence solutions for enterprises. It assists management to obtain timely, accurate and well presented information on business performance and the information necessary to make well informed decisions. It serves the commercial and public sectors with particular industry expertise in financial services, healthcare and state and local government. It works closely with and is a preferred partner of, the leading corporate performance planning and business intelligence software provider, Cognos Corporation.

Kevin Parry, Chief Executive of MCG, said:

"This acquisition broadens our portfolio of consultancies, adding a new fast developing specialisation to our existing service offering. CBH Consulting's strong North American client base further balances the Group's geographic reach and provides a solid platform for further growth."

Joe Baird, Chief Executive of CBH Consulting, said:

"We look forward to working with MCG to grow and develop the business in the North America and other key global markets. Joining MCG allows us to broaden our deep content expertise and work with new colleagues in other parts of the Group."

Les Rechan, Chief Operating Officer of Cognos said:

"We see this as an excellent opportunity for one of our premiere partners to not only bring forth unparalleled value to Cognos customers, but to allow CBH to grow its existing performance management expertise into a global industry solutions portfolio.

"We are very excited to continue to work with CBH and its new parent company MCG on future efforts to enable our customers to achieve the highest of levels performance."

Further Information:

Management Consulting Group PLC

Kevin Parry, Chief Executive	+44 20 7710 5000
Chris Povey, Director of M&A	+44 20 7710 5000
Luke Williams, COO, Enterprises	+44 20 7710 5000

Maitland

Suzanne Bartch	+44 20 7379 5151
Peter Ogden	+44 20 7379 5151

About MCG:

Management Consulting Group PLC (MMC:L) is a group comprising a range of consulting and professional services offerings.

It now operates through six divisions: CBH Consulting, Ineum Consulting, Parson Consulting, Proudfoot Consulting, Salzer Consulting and Viaduct Consulting. Ineum Consulting provides services with industry expertise. Parson Consulting specialises in financial management consulting. Proudfoot Consulting specialises in operational improvement consulting. Salzer Consulting specialises starting, managing and restructuring businesses in Asian markets and Viaduct Consulting specialises in commercial due diligence. The businesses operate worldwide. For further information visit www.mcgplc.com

About CBH Consulting:

CBH Consulting designs effective performance management solutions to assist enterprise to access timely, accurate, well communicated information on business performance. Its solutions embrace enterprise wide planning (budgeting and forecasting), business intelligence (information to aid decision making) and scorecarding for a complete performance management solution offering. The services are provided to all industries with particular vertical expertise in financial services, healthcare and state and local government. The vast majority of its solutions leverage Cognos software products to optimise results.

CBH Consulting is a preferred partner of the leading corporate performance planning and business intelligence software provider, Cognos. It has for the last five years been a strategic platinum reseller of their products; in 2007 it received its second North American reseller partner of the year award; and was the Solution Provider of the year.

The business is headquartered in Irvine, California with regional offices in San Ramon, California, Seattle, Washington, and Dallas, Texas. Its clients have included over 200 mid size and Fortune 1000 companies. These clients include Experian, The Nebraska Medical Centre, The City and County of San Francisco and Kaiser Permanente.

For further information visit www.cbhinc.com

END

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	15:54 15-Aug-07
Number	1706C

Management Consulting Group PLC

RNS Number:1706C
Management Consulting Group PLC
15 August 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

MANAGEMENT CONSULTING GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify):

3. Full name of person(s) subject to the notification obligation:

LEGAL & GENERAL GROUP PLC (L&G)

4. Full name of shareholder(s) (if different from 3.):

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached if different):

8 August 2007

6. Date on which issuer notified:

14 August 2007

7. Threshold(s) that is/are crossed or reached:

FROM 4% TO 5% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORDINARY GB0001979029	12,871,161	12,871,161

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Direct	Direct	Indirect	Direct	Indire
ORDINARY GB0001979029	13,674,983	13,674,983		5.04%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,674,983	5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)(16,677,460 : 6.15% = TOTAL POSITION)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (LGIMH) (DIRECT AND INDIRECT) (16,677,460 : 6.15% = TOTAL POSITION)

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT) (LGIM) (16,677,460 : 6.15% = TOTAL POSITION)

LEGAL & GENERAL GROUP PLC (DIRECT)(L&G)(13,674,983 : 5.04% = LGAS, LGPL & PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT)(LGIMHD) (9,783,092 : 3.60% = PMC)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC) (9,783,092 : 3.60% = PMC)

LEGAL & GENERAL INSURANCE HOLD (DIRECT)(LGIH)

LEGAL & GENERAL ASSURANCE SOCI (LGAS & LGPL)

LEGAL & GENERAL PENSIONS LIMIT (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

L&G NOTE THIS NOTIFICATION HAS BEEN DELAYED DUE TO THE LARGE NUMBER OF DISCLOSURES REQUIRED FOLLOWING A SUBSTANTIAL AMOUNT OF NEW BUSINESS WHICH HAS COME TO THEM IN THE FORM OF AN IN-SPECIE TRANSFER.

14. Contact name:

CHARLES ANSLEY

15. Contact telephone number:

020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	13:10 15-Aug-07
Number	1541C

Management Consulting Group PLC

RNS Number:1541C
Management Consulting Group PLC
15 August 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

MANAGEMENT CONSULTING GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

BARCLAYS PLC

4. Full name of shareholder(s) (if different from 3.):

BARCLAYS BANK PLC
BARCLAYS CAPITAL SECURITIES LTD
BARCLAYS GLOBAL INVESTORS LTD
BARCLAYS LIFE ASSURANCE CO LTD
BARCLAYS STOCKBROKERS LTD

5. Date of the transaction and date on which the threshold is crossed or reached if different):

10 AUGUST 2007

6. Date on which issuer notified:

13 AUGUST 2007

7. Threshold(s) that is/are crossed or reached:

FROM 6% TO 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction Number of shares	Number of voting Rights
ORDINARY GB0001979029	16,261,608	16,261,608

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indirect
ORDINARY GB0001979029	16,243,508	0	16,243,508	0.00%	5.99%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
16,243,508	5.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BARCLAYS BANK PLC
BARCLAYS CAPITAL SECURITIES LTD
BARCLAYS GLOBAL INVESTORS LTD
BARCLAYS LIFE ASSURANCE CO LTD
BARCLAYS STOCKBROKERS LTD

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

CHARLES ANSLEY

15. Contact telephone number:

020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Interim Results
Released	07:01 13-Aug-07
Number	9444B

Management Consulting Group PLC

RNS Number:9444B
Management Consulting Group PLC
13 August 2007

Financial results for the six months ended 30 June 2007

Management Consulting Group PLC ("MCG" or "the Group"), the international management consultancy group, today announces its results for the six months ended 30 June 2007.

Key points

- Revenue up 49% on last year at £100.5 million (2006: £67.3 million)
- Profit from operations before non-recurring items and amortisation of acquired intangibles up 55% to £10.2 million (2006: £6.6 million)
- Profit from operations up 20% to £8.3 million (2006: £6.9 million)
- Profit before tax and amortisation of intangibles up 11% at £8.1 million (2006: £7.3 million)
- Basic earnings per share of 1.9 pence (2006: 2.9 pence)
- Earnings per share excluding amortisation of acquired intangibles and non-recurring items of 2.6 pence (2006: 2.7 pence)
- Current order book solidly ahead of last year on like-for-like basis
- Ineum Consulting fully integrated and performing ahead of expectations
- Interim dividend of 0.33 pence (2006: nil)

Rolf Stomberg, Chairman:

"In the light of the Group's increased size and diversity of consulting offerings, the board has decided to re-commence the payment of an interim dividend. The dividend has been set at one-third of the total pay out in respect of 2006 at 0.33 pence per share which will smooth the return to shareholders over a year."

Kevin Parry, Chief Executive:

"This is the first set of results that include Ineum Consulting in the Group for an entire reporting period. I am delighted that its integration has been completed in a timely manner. Ineum has performed robustly, ahead of our expectations at the time of its acquisition, and is clearly earnings accretive.

The Group's order book is solidly ahead of its position last year. For all our businesses the pipelines of work are good and allow us to look to the future with confidence."

For further information, please contact:

Management Consulting Group PLC

Kevin Parry	Chief Executive	020 7710 5000
Craig Smith	Finance Director	020 7710 5000

Maitland

Suzanne Bartch 020 7379 5151
Peter Ogden 020 7379 5151

An analyst briefing will be held today at the offices of Management Consulting Group PLC on the 6th floor of Fleet Place House, 2 Fleet Place, Holborn Viaduct, London EC4M 7RF at 9.30 am.

Notes to Editors

Management Consulting Group PLC (MMC.L) is a group comprising a range of consulting and professional services offerings.

It operates through five divisions: Ineum Consulting, Parson Consulting, Proudfoot Consulting, Salzer Consulting and Viaduct Consulting. Ineum Consulting provides consulting services with industry expertise. Parson Consulting specialises in financial management consulting. Proudfoot Consulting specialises in operational improvement consulting. Salzer Consulting specialises in starting, managing and restructuring businesses in Asian markets and Viaduct Consulting specialises in commercial due diligence. The businesses operate worldwide. Viaduct Consulting commenced operations in August 2007. For further information, visit www.mcgplc.com.

Important note

This interim statement contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Management Consulting Group PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this interim statement should be construed as a profit forecast.

Management Statement

The Group's trading results are ahead of the board's expectations at the time of the trading update provided on 26 April 2007: Ineum Consulting's inaugural contribution to the first half results showed significant like-for-like growth and Proudfoot Consulting performed slightly better than in the second half of last year; Parson Consulting's results were mixed.

The results for the six months ended 30 June 2007 are summarised as follows:

	Unaudited Six months ended 30 June 2007 £'000	Unaudited Six months ended 30 June 2006 £'000	Audited Year ended 31 Dec 2006 £'000
Revenue			
Ineum Consulting	40,481	-	23,709
Parson Consulting	21,382	15,687	34,301
Proudfoot Consulting	38,203	51,656	88,658
Salzer Consulting	473	-	222
	100,539	67,343	146,890

Underlying profit/(loss) from

operations*			
Ineum Consulting	4,584	-	2,780
Parson Consulting	(827)	(1,857)	(2,108)
Proudfoot Consulting	6,591	8,431	15,575
Salzer Consulting	(189)	-	(91)
	10,159	6,574	16,156

*before non-recurring items and acquired intangible asset amortisation. In 2007, these comprise £1,277,000 integration costs and £603,000 amortisation of acquired intangible assets (six months ended 30 June 2006: release of £335,000 surplus provision).

Group results

Revenue for the six months ended 30 June 2007 was up by 49% compared with the first half of 2006.

Ineum Consulting joined the Group on 1 September 2006. The aggregate revenue of the entities acquired grew by 27% to £49.9 million (2006 first half pre-acquisition revenue: £39.3 million). The acquired financial management business is now operating as Parson Consulting and the revenue has been split in the above table in line with the reorganised operating structure.

The performance of Parson Consulting continued to be mixed. Overall the like-for-like revenue declined by 9% compared with the first half of last year due to a shortfall in the US business. There was 8% revenue growth in Europe and the rest of the world which now accounts for 72% of the Parson Consulting business.

Proudfoot Consulting's revenue increased slightly compared with the second half of last year but, as previously anticipated, declined by 26% compared with the exceptionally strong first half of last year.

Sterling's strength against the US dollar adversely impacted the reported revenue by approximately £3.7 million compared with the first half of 2006.

In the period, 27% of Group revenue was attributable to the Americas (six months ended 30 June 2006: 53%). American revenues decreased by 26% compared with the corresponding period of 2006. Of that decrease, seven percentage points are accounted for by currency translation. Europe's share of revenue was 68% (six months ended 30 June 2006: 36%) with reported revenues 180% up compared with the corresponding period of 2006 reflecting the acquisition of Ineum; on a like-for-like basis, the revenue increased by 15%. Approximately 5% (six months ended 30 June 2006: 10%) of Group revenue is earned outside the Americas and Europe.

The Group's gross margin continued to be well managed and was 50% (six months ended 30 June 2006: 51%).

Selling and underlying administrative costs increased due to the acquisitions of Ineum and Salzer. There were one-off integration costs, associated with the acquisitions, of £1.3 million which have been incurred in line with the estimate in the Ineum prospectus and substantially comprise technology, people reorganisation, legal and travel costs. The remaining non-recurring costs to be incurred in the second half will be less than £0.5 million.

The underlying profit from operations before exceptional items and the amortisation of acquired intangible assets rose by 55% to £10.2 million (six months ended 30 June 2006: £6.6 million). Including those items, profit from operations increased by 20% to £8.3 million (six months ended 30 June 2006: £6.9 million).

Net finance costs increased by £1.2 million to £0.8 million, reflecting the debt taken on to finance the acquisition and operations of Ineum Consulting. The profit before tax was little changed at £7.5 million (2006: £7.3 million).

The tax charge on pre-tax profits is 31% compared with 28% for the first half of 2006. This includes four percentage points in respect of deferred tax that is required to be charged in respect of tax deductions for goodwill but will not become payable unless consulting businesses are sold. The underlying tax rate of 27% is below the statutory rate of tax due to the utilisation of brought forward losses that the Group has not previously been able to recognise as deferred tax assets.

The consultancies

Ineum Consulting has performed ahead of expectations at the time of its acquisition. It made an underlying operating profit of £4.6 million in the first half. All sectors have performed well with particularly strong results from the public and financial sectors. Ineum Consulting continues to invest in the expansion of its offerings outside France. The margin for Ineum Consulting remained little changed on the increased revenue due to the growth in the public sector which commands lower fee rates than the private sector.

Parson Consulting's performance remained weak in North America. Overall there was an operating loss of £0.8 million, down from a loss of £1.9 million in the first half of last year. It is however too soon to see an improvement in trading associated with the recent investment in people in the US. The businesses outside the US made solid progress with a particularly strong contribution from the merged French business.

Proudfoot Consulting revenues declined in the period, resulting in an operating profit of £6.6 million (2006 first half: £8.4 million). This result was expected due to the exceptionally strong first half last year where a number of large client engagements came to a natural end. Both the European and American businesses were adversely affected. The Brazilian business, which opened last year, has grown well and is already profitable. The margin for Proudfoot Consulting remained little changed on the reduced revenue.

Salzer Consulting made a small underlying operating loss of £0.2 million. In line with the strategy for its development, we are investing in expanding its resources to meet client demand.

Earnings per share

The basic earnings per share for the six months ended 30 June 2007 decreased by 34% to 1.9 pence compared with 2.9 pence in the corresponding period last year. Excluding the impact of non-recurring items and the amortisation of intangible assets, the earnings per share were little changed at 2.6 pence compared with 2.7 pence in the first half of last year. The acquisition of Ineum enhanced earnings by approximately 22% before the amortisation of intangibles but the overall earnings advancement was held back by the reduction in Proudfoot's operating profit.

Dividend

In the light of the increase in the Group's size and increased diversity of consulting offerings, the board is pleased to re-commence the payment of an interim dividend. It is our intention in future to target an interim dividend of approximately one third of the previous final dividend. Accordingly, a dividend of 0.33 pence per share will be paid on 22 October 2007 to shareholders on the register on 21 September 2007.

Balance sheet

The Group's net debt was £28.8 million compared with net cash of £23.5 million

at 30 June 2006. The overall level of net debt is the same as at the year end reflecting the absorption of working capital resulting from the growth of Ineum Consulting and the seasonality of the Group's cash flows.

Progress has been made in improving Ineum's working capital management with a net inflow in the period from the better management of receivables.

The deficit related to the closed defined benefit pension and medical plans decreased substantially from £6.1 million at 30 June 2006 to £2.9 million at 30 June 2007 as a result of cash contributions, the investment performance and the weaker US dollar compared with Sterling.

Strategic direction

Our strategic focus is unchanged. We are building a Group comprising a series of consultancies with particular specialisations in different geographies. The diversification of the offerings in 2006 has added to the strength and decreased the risks of the Group from service line and geographical perspectives. Each of the consulting businesses currently comprising the Group has excellent medium term prospects.

Ineum Consulting added new depth to our consulting offerings, enabling clients to select a Group consultancy that has deep industry expertise. Its core domestic market is France and this has resulted in a bias in the Group's revenue towards Europe. It remains our desire to build a Group with a reasonably even balance of business between North America and Europe. The integration of Ineum has progressed well and slightly ahead of our timetable; it is now fully integrated into the Group as one of the core consultancies.

In the second half of the year, the Group commenced a start-up operation, Viaduct Consulting, which provides commercial due diligence, initially serving the European market. This is in response to an identified gap in the market place for independent commercial due diligence. Its revenue and profit contribution in the current year will be immaterial.

The co-ordination of major client relationships across the consultancies continues to increase through the global accounts programme, as does engagement specific co-operation, allowing us to bring a broad range of deep expertise to our clients.

Going forward we will continue to expand the geographical overlap of the businesses to maximise the benefit that comes from our existing infrastructure. We will also expand our offerings organically and by acquisitions commensurate with the market opportunities and the absorption of prior acquisitions into the Group. Whilst size in itself is not a measure of success, the diversification of risk that comes with size and the wider product offerings are important aspects of future success.

Outlook

As anticipated, Group's order book is solidly ahead of its position at the beginning of the year and at the same time last year. On a like-for-like basis, taking account of the impact of acquisitions, the current order book is significantly higher in both Ineum Consulting and Proudfoot Consulting and marginally higher in Parson Consulting. The pipelines of work are good.

Work to be won in the remainder of the year is, as usual, a key determinant of the outcome for the year as a whole and so it is premature to comment specifically on the likely results for the current calendar year. Nevertheless, we remain confident that the Group will show good progress in 2007.

Dr Rolf Stomberg	Kevin Parry
Chairman	Chief Executive

Independent review report
by Deloitte & Touche LLP to Management Consulting Group PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
Chartered Accountants
London
13 August 2007

Group income statement

Six months ended 30 June 2007	Note	Unaudited Six months ended 30 June 2007 £'000	Unaudited Six months ended 30 June 2006 £'000	Audited Year ended 31 Dec 2006 £'000
Continuing operations				
Revenue	3	100,539	67,343	146,890
Cost of sales		(50,287)	(32,697)	(73,415)
Gross profit		50,252	34,646	73,475
Selling costs		(23,990)	(19,370)	(40,169)
Administrative expenses - underlying		(16,103)	(8,702)	(17,150)
Profit from operations before non-recurring expenses and amortisation of acquired intangibles		10,159	6,574	16,156
Administrative (expenses)/income - non-recurring		(1,277)	335	(1,765)
Profit from operations before amortisation of acquired intangibles		8,882	6,909	14,391
Administrative expenses - amortisation of acquired intangibles		(603)	-	(943)
Total administrative expenses		(17,983)	(8,367)	(19,858)
Profit from operations	3	8,279	6,909	13,448
Investment income		459	531	1,176
Finance costs		(1,271)	(125)	(1,276)
Profit before tax		7,467	7,315	13,348
Tax expense	5	(2,318)	(2,014)	(4,598)
Profit for the period		5,149	5,301	8,750
Earnings per share - pence				
From continuing operations				
Basic	6	1.9	2.9	4.1
Diluted	6	1.9	2.8	4.1
Basic - excluding amortisation of acquired intangibles and non-recurring items	6	2.6	2.7	5.4

Group statement of recognised income and expense

Six months ended 30 June 2007	Unaudited Six months ended	Unaudited Six months ended	Audited Year ended

	30 June 2007 £'000	30 June 2006 £'000	31 Dec 2006 £'000
Exchange differences on translation of foreign operations	(1,178)	(3,261)	(4,904)
Actuarial gains on defined benefit pension fund and medical schemes	1,783	3,734	3,284
Tax on items taken directly to equity	101	449	600
Net income/(expense) recognised directly in equity	706	922	(1,020)
Profit for the period	5,149	5,301	8,750
Total recognised income and expense for the period	5,855	6,223	7,730

Group balance sheet

As at 30 June 2007

	Unaudited 30 June 2007 £'000	Unaudited 30 June 2006 £'000	Audited 31 Dec 2006 £'000
Non-current assets			
Intangible assets	161,804	67,419	162,546
Property, plant and equipment	2,261	1,460	2,294
Deferred income tax assets	3,345	1,258	3,597
Total non-current assets	167,410	70,137	168,437
Current assets			
Trade and other receivables	44,447	12,979	46,800
Cash and cash equivalents	9,640	23,484	10,278
Total current assets	54,087	36,463	57,078
Total assets	221,497	106,600	225,515
Current liabilities			
Borrowings	(17,287)	-	(14,792)
Trade and other payables	(48,346)	(27,056)	(54,103)
Current tax liabilities	(7,308)	(3,915)	(5,728)
Total current liabilities	(72,941)	(30,971)	(74,623)
Net current (liabilities)/assets	(18,854)	5,492	(17,545)
Non-current liabilities			
Borrowings	(21,182)	-	(24,255)
Retirement benefit obligation	(2,857)	(6,146)	(5,411)
Non-current tax liabilities	(7,572)	(5,294)	(7,711)
Long-term provisions	(757)	(476)	(829)
Non-current accruals	(425)	(480)	(497)

Total non-current liabilities	(32,793)	(12,396)	(38,703)
Total liabilities	(105,734)	(43,367)	(113,326)
Net assets	115,763	63,233	112,189
Equity			
Share capital	67,775	47,488	67,735
Share premium account	38,189	38,151	38,163
Merger reserve	32,513	5,683	32,513
Shares to be issued	-	46	46
Share compensation reserve	1,225	1,133	1,492
Own shares held by employee share trust	(1,296)	(1,270)	(1,270)
Translation reserve	(6,339)	(3,518)	(5,161)
Other reserves	7,064	7,064	7,064
Retained earnings	(23,368)	(31,544)	(28,393)
Total equity	115,763	63,233	112,189

Group cash flow statement

Six months ended 30 June 2007

	Note	Unaudited Six months ended 30 June 2007 £'000	Unaudited Six months ended 30 June 2006 £'000	Audited Year ended 31 Dec 2006 £'000
Net cash from operating activities	7	4,784	5,690	(1,954)
Investing activities				
Interest received		297	442	1,013
Acquisitions of subsidiaries, net of cash and overdrafts acquired		(204)	-	(44,932)
Purchases of property, plant and equipment		(597)	(403)	(1,202)
Purchases of intangible assets		(510)	(1,193)	(1,363)
Net cash used in investing activities		(1,014)	(1,154)	(46,484)
Financing activities				
Dividends paid	4	(2,667)	(1,486)	(1,486)
Interest paid		(1,272)	-	-
Net (repayment of)/proceeds from borrowings		(523)	-	39,009
Refinancing of acquired borrowings by term debt				
Proceeds from issue of shares		13	120	282
Net cash (used in)/raised by financing activities		(4,449)	(1,366)	22,594
Net (decrease)/increase in cash and cash equivalents		(679)	3,170	(25,844)

Cash and cash equivalents at beginning of period	10,278	21,555	21,555
Net impact of new borrowings and refinancing	-	-	14,792
Effect of foreign exchange rate changes	41	(1,241)	(225)
Cash and cash equivalents at end of period	9,640	23,484	10,278

Notes

1. General information

The information for the year ended 31 December 2006 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified pursuant to Section 235 of the Companies Act 1985 and did not contain a statement under Section 237 (2) or (3) of that Act.

2. Significant accounting policies

(a) Basis of preparation
The interim report has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS).

The interim report was approved by the board on 13 August 2007.

(b) Accounting policies
The accounting policies and methods of computation applied by the Group in the interim report are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006. The Group's consolidated financial statements for the year ended 31 December 2006 are available on our website www.mcgplc.com.

3. Segmental information

The Group operates in three geographical areas - North America, Europe and Rest of the World. The following is an analysis of the revenue and results for the period, analysed by geographic segment, the Group's primary basis of segmentation:

Income statement

Six months ended 30 June 2007 (Unaudited)	Americas	Europe	Rest of World	Consolidat
	£'000	£'000	£'000	£'0
Revenue				
External sales	26,723	68,669	5,147	100,5
Profit from operations before acquisition integration costs, depreciation and amortisation of acquired intangibles	2,955	7,592	512	11,0
Amortisation of acquired				

intangibles	-	(803)		(8
Depreciation and other amortisation	(164)	(697)	(39)	(9
Profit from operations before non- recurring items	2,791	6,292	473	9,5
Acquisition integration costs	-	(1,247)	(30)	(1,2
Profit from operations	2,791	5,045	443	8,2
Finance costs (net)				(8
Profit before tax				7,4
Income tax expense				(2,3
Profit for the period				5,1

Six months ended 30 June 2006 (Unaudited)	Americas	Europe	Rest of World	Consolidat
	£'000	£'000	£'000	£'0
Revenue				
External sales	35,935	24,552	6,856	67,3
Profit from operations before release of indemnity provision, acquisition integration costs, depreciation and amortisation of acquired intangibles	4,856	2,629	(325)	7,1
Amortisation of acquired intangibles	-	-	-	
Depreciation and other amortisation	(348)	(218)	(20)	(5
Profit/(loss) from operations before non-recurring items	4,508	2,411	(345)	6,5
Release of indemnity provision	-	-	335	3
Profit/(loss) from operations	4,508	2,411	(10)	6,9
Investment income (net)				4
Profit before tax				7,3
Income tax expense				(2,0
Profit for the period				5,3

4. Dividends

	Unaudited 2007 £'000	Audited 2006 £'000
Amounts recognised as distributions to equity holders in the period:		
Final dividend for the year ended 31 December 2006 of 1.0p (2005: 0.8p) per share	2,667	1,486

Dividends are not payable on shares held in the employee share trust which has

waived its entitlement to dividends. The amount of the dividend waived in 2006 (in respect of the year ended 31 December 2006) was £42,000 (2006: £34,000). An interim dividend of 0.33 pence per share will be paid on 22 October 2007 to shareholders on the register on 21 September 2007.

5. Taxation

The effective tax charge for the half year is 31% (30 June 2006: 28%), based on profit before tax. The charge includes four percentage points in respect of deferred tax. The underlying tax rate of 27% is below the statutory rate due to the utilisation of brought forward tax losses. Of the total tax charge, £0.2 million arises within the UK (2006: £0.2 million) and £2.1 million overseas (2006: £1.8 million).

6. Earnings per share

From continuing operations

The calculation of earnings per share is based on the following data:

	Unaudited Six months ended 30 June 2007 £'000	Unaudited Six months ended 30 June 2006 £'000	Audited Year ended 31 Dec 2006 £'000
Earnings for the purposes of basic earnings per share and diluted earnings per share being net profit attributable to equity holder of the parent	5,149	5,301	8,750
Amortisation of acquired intangibles	603	-	943
Earnings for the purpose of basic earnings per share excluding amortisation of acquired intangibles	5,752	5,301	9,693
Non-recurring items	1,277	(335)	1,765
Earnings for the purpose of basic earnings per share excluding amortisation of acquired intangibles and non-recurring items	7,029	4,966	11,458

	Number (million)	Number (million)	Number (million)
Number of shares			
Weighted average number of ordinary shares for the purposes of basic earnings per share, basic excluding amortisation and basic excluding amortisation and non-recurring items	266.8	185.5	212.5
Effect of dilutive potential ordinary shares:			
Share options	0.8	1.5	1.3
Long-term incentive plan	-	0.2	0.2

Weighted average number of ordinary shares for the

purposes of diluted earnings per share	[illegible]	[illegible]	[illegible]
	Pence	Pence	Pence
Basic earnings per share	1.9	2.9	4.1
Diluted earnings per share	1.9	2.8	4.1
Basic - excluding amortisation of acquired intangibles and non-recurring items	2.6	2.7	5.4

The average share price for the six months ended 30 June 2007 was 48.3 pence (30 June 2006: 57.3 pence and 31 December 2006: 54.3 pence).

7. Notes to the cash flow statement

	Unaudited Six months ended 30 June 2007 £'000	Unaudited Six months ended 30 June 2006 £'000	Audited Year ended 31 Dec 2006 £'000
Profit from operations	8,279	6,909	13,448
Adjustments for:			
Depreciation of property, plant and equipment	570	386	1,000
Amortisation of intangible assets	933	200	1,790
Loss on disposal of plant and equipment	9	-	79
Adjustment for pension funding	(530)	(1,235)	(2,008)
Adjustment for share options charge	375	444	804
Decrease in provisions	(72)	(395)	(493)
Operating cash flows before movements in working capital	9,564	6,309	14,620
Decrease/(Increase) in receivables	3,019	1,912	(6,447)
Decrease in payables	(5,953)	(1,429)	(5,858)
Cash generated by operations	6,630	6,792	2,315
Income taxes paid	(1,846)	(1,102)	(4,269)
Net cash from operating activities	4,784	5,690	(1,954)

Cash and cash equivalents comprise cash at bank and short term deposits with a maturity of three months or less.

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 13 A 6:57

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	10:01 02-Jul-07
Number	4230Z

RNS Number:4230Z
Management Consulting Group PLC
02 July 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

MANAGEMENT CONSULTING GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (NO)

An event changing the breakdown of voting rights: (NO)

Other (please specify) : (NO)

3. Full name of person(s) subject to the notification obligation:

BARCLAYS PLC

4. Full name of shareholder(s) (if different from 3.):

BARCLAYS BANK PLC
BARCLAYS CAPITAL SECURITIES LTD
BARCLAYS GLOBAL INVESTORS LTD
BARCLAYS LIFE ASSURANCE CO LTD
BARCLAYS STOCKBROKERS LTD

5. Date of the transaction and date on which the threshold is crossed or reached if different):

28 JUNE 2007

6. Date on which issuer notified:

29 JUNE 2007

7. Threshold(s) that is/are crossed or reached:

7% TO 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORDINARY GB0001979029	19,170,176	19,170,176

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting r	
		Direct	Indirect	Direct	Ind
ORDINARY GB0001979029	18,626,035	0	18,626,035	0.00%	6.8

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
18,626,035	6.87%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BARCLAYS BANK PLC
BARCLAYS CAPITAL SECURITIES LTD
BARCLAYS GLOBAL INVESTORS LTD
BARCLAYS LIFE ASSURANCE CO LTD
BARCLAYS STOCKBROKERS LTD

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

KARIN MCLEAN

15. Contact telephone number:

020 7710 5000

This information is provided by RNS

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 19 A 6:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	16:40 27-Jun-07
Number	1540Z

RNS Number:1540Z
Management Consulting Group PLC
27 June 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

MANAGEMENT CONSULTING GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights:	(Yes)
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:	( )
An event changing the breakdown of voting rights:	( )
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):

LEGAL & GENERAL GROUP PLC (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

26/06/07

6. Date on which issuer notified:

27/06/07

7. Threshold(s) that is/are crossed or reached:

FROM 5% TO 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORDINARY 25P GB0001979029	13,749,899	13,749,899

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rig	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
ORDINARY 25P GB0001979029	12,871,161	12,871,161		4.74%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,871,161	4.74%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)(15,873,638 : 5.85% = TOTAL POSITION)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (LGIMH) (DIRECT AND INDIRECT) (15,873,638 : 5.85% = TOTAL POSITION) (LGIMH)

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT) (LGIM) (15,873,638 : 5.85% = TOTAL POSITION)

LEGAL & GENERAL GROUP PLC (DIRECT)(L&G)(12,871,161 : 4.74% = LGAS,LGPL&PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT)(LGIMHD) (8,979,270 : 3.31% = PMC)

LEGAL & GENERAL INSURANCE HOLD (DIRECT)(LGIH)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC) (8,979,270 : 3.31% = PMC)

LEGAL & GENERAL ASSURANCE SOCI (LGAS & LGPL)

LEGAL & GENERAL PENSIONS LIMIT (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 271,100,804

14. Contact name:

HELEN LEWIS (LGIM)

15. Contact telephone number:

020 7528 6742

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED 2007 SEP 18 A 6:57

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Directorate Change
Released	13:00 30-May-07
Number	4373X

RNS Number:4373X
Management Consulting Group PLC
30 May 2007

Management Consulting Group PLC

Directorate Change

Management Consulting Group PLC (the "Group" or "MCG") announces that Mr Jacques Manardo, a non-executive director of MCG, stepped down from the board yesterday with immediate effect.

Mr Manardo, who was previously non-executive Chairman of Ineum, was appointed to the board of MCG in September 2006 under the terms of the agreement entered into by the Group and Ineum as part of MCG's acquisition of Ineum.

For further information please contact:

Management Consulting Group PLC

Kevin Parry, Chief Executive 0207 710 5000

Maitland

Suzanne Bartch 0207 379 5151
Peter Ogden 0207 379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 18 A 6:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	10:56 18-May-07
Number	8505W

RNS Number:8505W
Management Consulting Group PLC
18 May 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

MANAGEMENT CONSULTING GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (NO)

An event changing the breakdown of voting rights: (NO)

Other (please specify) : (NO)

3. Full name of person(s) subject to the notification obligation:

BARCLAYS PLC

4. Full name of shareholder(s) (if different from 3.):

BARCLAYS BANK PLC

BARCLAYS CAPITAL SECURITIES LTD

BARCLAYS GLOBAL INVESTORS LTD

BARCLAYS LIFE ASSURANCE CO LTD

BARCLAYS STOCKBROKERS LTD

5. Date of the transaction and date on which the threshold is crossed or reached if different):

15 MAY 2007

6. Date on which issuer notified:

17 MAY 2007

7. Threshold(s) that is/are crossed or reached:

8% TO 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORDINARY GB0001979029	21,613,927	21,613,927

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indir
ORDINARY GB0001979029	21,369,906	0	21,369,906	0.0%	7.91%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is	% of voting rights

exercised/
converted.

Total (A+B)

Number of voting rights	% of voting rights
21,369,906	7.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BARCLAYS BANK PLC

BARCLAYS CAPITAL SECURITIES LTD

BARCLAYS GLOBAL INVESTORS LTD

BARCLAYS LIFE ASSURANCE CO LTD

BARCLAYS STOCKBROKERS LTD

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

CHARLES ANSLEY

15. Contact telephone number:

020 7710 5018

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 18 A 6:57

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Total Voting Rights
Released	15:25 30-Apr-07
Number	7920V

Management Consulting Group PLC

RNS Number:7920V
Management Consulting Group PLC
30 April 2007

Management Consulting Group PLC
30 April 2007

Management Consulting Group PLC ("the Company")

Total Voting Rights and Share Capital

In conformity with rule 5.6.1 of the FSA's Disclosure and Transparency Rules, the Company advises that, as at the date of this announcement, its issued share capital now consists of 271,100,804 ordinary shares of 25 pence each with voting rights. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Management Consulting Group PLC under the FSA's Disclosure and Transparency Rules.

30 April 2007

Name of contact and telephone number for enquiries:

Charles Ansley: Tel: +44 (0) 20 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Director/PDMR Shareholding
Released	16:45 27-Apr-07
Number	6999V

Management Consulting Group PLC

RNS Number:6999V
Management Consulting Group PLC
27 April 2007

Management Consulting Group plc (the "Company")

Directors/PDMR Shareholdings

Management Consulting Group PLC 1998 Executive Share Option Scheme ("Scheme")

On 26 April 2007 the Company granted options pursuant to the Scheme to Mr Craig Smith, the Finance Director of the Company.

Mr Smith has been awarded options over 276,382 ordinary shares of 25 pence each ("Ordinary Shares") at an exercise price of 49.75p. The options will become exercisable from the third anniversary of the grant date subject to continued employment and the satisfaction of a total shareholder return performance condition. Following the grant Mr Smith holds options over 276,382 Ordinary Shares

These transactions are notified under notification required by DTR 3.1.4(R)(1)(a).

CONTACT:

Name: Charles Ansley, Management Consulting Group PLC.
Telephone: 020 7710 5000
Date: 27 April 2007

This information is provided by RNS
The company news service from the London Stock Exchange END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section.

RECEIVED

2007 SEP 18 A 6:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Doc re. AGM Results
Released	15:47 27-Apr-07
Number	6817V

RNS Number:6817V
Management Consulting Group PLC
27 April 2007

Management Consulting Group PLC

Management Consulting Group PLC

AGM Results

Management Consulting Group PLC hereby announces that at its Annual General Meeting held on 26 April 2007 all the resolutions put to the meeting were duly passed.

As required by the Listing Rules, copies of all the resolutions passed, other than those concerning ordinary business, have been submitted to the UK Listing Authority for publication through the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS
Tel, No: (0)20 7066 1000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 18 A 5:57

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	AGM Trading Update
Released	10:02 26-Apr-07
Number	5579V

Management Consulting Group PLC

RNS Number:5579V
Management Consulting Group PLC
26 April 2007

Management Consulting Group PLC

AGM Trading Update

Group revenue for the first half of the year is anticipated, on a like for like basis, to be in line with last year. The trend of revenue progression is encouraging as work won is running solidly ahead of revenue delivered.

The US dollar and Euro have depreciated by 21 cents and 4 cents respectively against Sterling compared with the comparable period of last year. The vast majority of our revenue is billed in these two currencies. Consequently, the reported revenue is adversely impacted by the translation effect. Every 1 US cent change in the average exchange rate impacts revenue and profit by £0.4 million and £0.1 million per annum respectively. Every 1 Euro cent change in the average exchange rate impacts revenue and profit by £0.8m and £0.1 million per annum respectively.

Ineum Consulting's integration into the Group has progressed well. It is providing a new dimension to the Group's offerings that the market demands. Trading has been strong and is well ahead of the same (pre-acquisition) period of last year. In particular, the financial and manufacturing sectors have grown well and there have been large wins in the public sector. Ineum Consulting's prospects are robust.

Parson Consulting continues to lack good visibility which makes the outcome for the year difficult to predict. Investment in people has continued in the United States which remains below scale. The stronger European businesses have had a solid start to the year and are showing good pipelines of new work.

Proudfoot Consulting's work won since the beginning of the year materially exceeds revenue delivered in the same period and includes a substantial new engagement win, new clients and a good volume of repeat work. As anticipated, Proudfoot Consulting's revenue for the first half will be in line with the second half of last year and the short term costs associated with developing the new work streams will reverse as the year progresses.

In accordance with the plans for its development, Salzer Consulting's revenue has grown substantially at a break even level of profitability.

All of our consultancies are working closely together and we are seeing the benefits of a greater diversity of service offerings to address market demands.

As usual, April is too early in the year to comment on the outcome for the year as a whole, but the strong growth in our order book reported at the time of the preliminary announcement in March of this year has continued and the directors remain confident that the Group will show good progress in 2007.

For further information please contact:

Management Consulting Group PLC

Kevin Parry, Chief Executive 020 7710 5000

Maitland

Suzanne Bartch 020 7379 5151

Peter Ogden

Notes to Editors

Management Consulting Group PLC (MMC.L) is an umbrella organisation for a diverse range of consulting and professional services offerings. It operates through four divisions: Ineum Consulting, Parson Consulting, Proudfoot Consulting and Salzer Consulting. Ineum Consulting provides consulting services with industry expertise. Parson Consulting specialises in financial management consulting. Proudfoot Consulting specialises in operational improvement consulting and Salzer Consulting specialises in starting, managing and restructuring business in Asian markets. The businesses operate worldwide. For further information, visit www.mcgplc.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	18:32 25-Apr-07
Number	5295V

Management Consulting Group PLC

RNS Number:5295V
Management Consulting Group PLC
25 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Management Consulting Group PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

20/04/2007

6. Date on which issuer notified:

24/04/2007

7. Threshold(s) that is/are crossed or reached:

From 10% to 9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary GB0001979029	31,980,090	31,980,090

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rig	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary GB0001979029	N/A	N/A	26,489,930	N/A	9.775%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the	% of voting rights

instrument is
exercised/
converted.

Total (A+B)

Number of voting rights	% of voting rights
26,489,930	9.775%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited	26,268,072	9.693%
Schroder Investment Management North America Limited	221,858	0.082%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

The Shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name:

Charles Ansley

15. Contact telephone number:

020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 18 A 6:57

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Total Voting Rights
Released	10:24 30-Mar-07
Number	0700U

RNS Number:0700U
Management Consulting Group PLC
30 March 2007

Management Consulting Group PLC ("the Company")

Voting Rights and Share Capital

In conformity with rule 5.6.1 of the FSA's Disclosure and Transparency Rules and further to the Company's announcement made on 20 December 2006, the Company's issued share capital now consists of 270,991,638 ordinary shares of 25 pence each, with voting rights. The Company holds no shares in Treasury.

The increase results from the issue of shares to meet the exercise of options under the Company's employee share option schemes.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Management Consulting Group PLC under the FSA's Disclosure and Transparency Rules.

30 March 2007

Name of contact and telephone number for enquiries:

Charles Ansley: Tel: +44 (0) 20 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Director/PDMR Shareholding
Released	12:07 27-Mar-07
Number	7928T

Management Consulting Group PLC

RNS Number:7928T
Management Consulting Group PLC
27 March 2007

Management Consulting Group PLC
27 March 2007

Management Consulting Group PLC (the 'Company')

Director Shareholding

The Company today announces that on 21 March 2007 Mr Kevin Parry, the Chief Executive of the Company, became entitled to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares') under the terms of the Long Term Incentive Plan ('LTIP') adopted by the Company on 18 April 2000. Mr Parry will receive 109,166 Ordinary Shares which represents Mr Parry's current entitlement under the LTIP, net of tax. No consideration is payable to the Company by Mr Parry in respect of the Ordinary Shares. Application will be made to the UK Listing Authority and the London Stock Exchange for these Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market ('Admission'). These Ordinary Shares will be issued to Mr Parry by 19 April 2007 and Admission of these Ordinary Shares will occur by this date.

Following the issue of these Ordinary Shares, Mr Parry will be beneficially interested in 1,197,042 Ordinary Shares representing 0.44 per cent. of the then issued share capital of the Company.

This represents the entire remaining entitlement of Mr Parry under the terms of the LTIP.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Director/PDMR Shareholding
Released	12:59 13-Mar-07
Number	8580S

2007 SEP 18 A 6:57

Management Consulting Group PLC

RNS Number:8580S
Management Consulting Group PLC
13 March 2007

Management Consulting Group plc (the "Company")

Directors/PDMR Shareholdings

Management Consulting Group plc 1998 Executive Share Option Scheme ("Scheme")

On 12 March 2007 the Company granted options pursuant to the Scheme to Mr Kevin Parry, the Chief Executive of the Company.

Mr Parry has been awarded options over 589,744 ordinary shares of 25 pence each ("Ordinary Shares") at an exercise price of 48.75p. The options will become exercisable from the third anniversary of the grant date subject to continued employment and the satisfaction of a total shareholder return performance condition. Following the grant Mr Parry holds options over 3,282,354 Ordinary Shares

These transactions are notified under notification required by DR 3.1.4 (R)(1)(a).

CONTACT:

Name: Charles Ansley, Management Consulting Group PLC.
Telephone: 020 7710 5000
Date: 13 March 2007

This information is provided by RNS
The company news service from the London Stock Exchange END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group plc
TIDM	MMC
Headline	MANAGEMENT CONSULTING GROUP - final results interview with CEO
Released	07:12 12-Mar-07
Number	1111031

Management Consulting Group PLC

Video interview with transcript available now on www.cantos.com with Kevin Parry, CEO, Management Consulting Gp (LSE:MMC)

* Performance
* Ineum Consulting
* Parson Consulting
* Proudfoot Consulting
* Salzer Consulting
* Industry trends and acquisition policy
* Strategic progress
* Outlook

This programming is available in video, audio and transcript. It's free to view. All you need to do is register at www.cantos.com Cantos.com is an online financial website where top management of companies address the critical issues facing their businesses. If you would like to contact us, please email enquiries@cantos.com.

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Final Results
Released	07:01 12-Mar-07
Number	7329S

Management Consulting Group PLC

RNS Number:7329S
Management Consulting Group PLC
12 March 2007

Financial results for the year ended 31 December 2006

Management Consulting Group PLC ("MCG" or "the Group"), the international management consultancy group, today announces its results for the year ended 31 December 2006.

Key points

- Revenue 13% up on last year to £146.9 million (2005: £129.6 million)
- Underlying+ operating profit 28% up to £16.2 million (2005: £12.7 million)
- Underlying EBITDA margin up 16% to 12.3% (2005: 10.6%)
- Operating profit £13.4 million (2005: £13.6 million)
- Underlying EPS up 22% to 6.1p (2005: 5.0p); Basic EPS 4.1p (2005: 5.3p)
- Dividend increased by 25% to 1.0p per share (2005: 0.8p)
- Ineum integration progressing well and out-performing expectations
- Current trading and order intake in line with expectations

+Throughout this statement the term underlying is used to describe profits before non-recurring items and amortisation of acquired intangible assets

Rolf Stomberg, Chairman:

"In the light of the Group's performance and its prospects, I am delighted that the board is recommending that shareholders approve a 25% increase in the dividend to 1.0p per share."

Kevin Parry, Chief Executive:

"In 2006 we continued the execution of our strategy of delivering growth by creating a significant multi-disciplinary consultancy group with particular specialisms in different geographies. In the year we made good margin progress and added Ineum Consulting and Salzer Consulting to the Group's portfolio of consultancies. Both acquired consultancies are trading well and their integration into the Group is on schedule."

For further information please contact:

Management Consulting Group PLC
Kevin Parry Chief Executive 020 7710 5000

Maitland
Suzanne Bartch 020 7379 5151 (mobile) 07769 710 335
Peter Ogden 020 7379 5151 (mobile) 07811 124 197

An analyst briefing will be held at the offices of Management Consulting Group PLC on the 6th floor of Fleet Place House, 2 Fleet Place, Holborn Viaduct, London, EC4M 7RF on Monday 12 March 2007 at 9.30 am.

Notes to Editors

Management Consulting Group PLC (MMC.L) is an umbrella organisation for a diverse range of consulting and professional services offerings.

It operates through four divisions: Ineum Consulting, Parson Consulting, Proudfoot Consulting and Salzer Consulting. Ineum Consulting provides consulting services with industry expertise. Parson Consulting specialises in financial management consulting. Proudfoot Consulting specialises in operational improvement consulting and Salzer Consulting specialises in starting, managing and restructuring business in Asian markets. The businesses operate worldwide. For further information, visit www.mcgplc.com.

Forward-looking statements

This preliminary announcement contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of Management Consulting Group PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results of developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. The forward looking statements are based on the directors' current views and information known to them at 9 March 2007. The directors do not make any undertaking to update or revise any forward looking statements, whether as a result of new information, future events, or otherwise. Nothing in this announcement should be construed as a profit forecast.

Overview

The Group made significant progress in implementing its strategic plan to deliver growth through broadening its consulting offering in existing and new geographies. The acquisition of Ineum provided a third, substantial consultancy to the Group's portfolio diversifying the service offerings and deepening the Group's European footprint. The Group also invested in Salzer Consulting, a specialist human resources consultancy operating in the fast expanding market place of Asia, with a particular focus on China.

Operationally, all businesses are making progress towards realising their potential albeit that each is at different stages of individual development.

The current year has started with good momentum and the order book has improved solidly from its satisfactory position at the year end.

The performance of the four consultancies is set out below:

	Year ended 31 Dec 2006	Year ended 31 Dec 2005
	£'000	£'000
Revenue		
Ineum Consulting	23,709	-
Parson Consulting	34,301	43,216
Proudfoot Consulting	88,658	86,385

Salzer Consulting	222	-
Total revenue	146,890	129,601
Operating profit		
Ineum Consulting	2,780	-
Parson Consulting	(2,108)	2,245
Proudfoot Consulting	15,575	10,417
Salzer Consulting	(91)	-
Underlying+ operating profit	16,156	12,662
Non-recurring items:		
Ineum integration	(2,100)	-
Proudfoot surplus provision	335	897
Operating profit before amortisation	14,391	13,559
Amortisation of acquired intangibles	(943)	-
Profit from operations	13,448	13,559

+Throughout this statement the term underlying is used to describe profits before non-recurring items and amortisation of acquired intangible assets

Total revenue for the year was up 13% to £146.9 million. Ineum Consulting (which was a member of the Group for four months) accounted for 16% of revenue, Parson Consulting accounted for 23% of revenue, Proudfoot Consulting accounted for 60% of revenue and Salzer Consulting (which was a member of the Group for three months) accounted for 1% of revenue.

The acquisition of Ineum Consulting resulted in a material shift in the geographic distribution of revenue. The Americas accounted for 44% (2005: 61%) and Europe accounted for 48% (2005: 31%) of Group revenue.

The gross profit margin continues to be tightly managed and remains at 50% of revenue. Selling costs remain at 27% of revenue.

Overall, underlying administrative expenses are unchanged from the previous year, but this masks an increase of £2.5 million due to administrative expenses inherent in the acquired companies which were offset by cost savings over the course of the year in the remainder of the Group.

Following the acquisition of Ineum Consulting, we embarked on a rapid plan to integrate that consultancy into the Group. Non-recurring costs of £2.1 million were incurred in respect of rebranding, financial management alignment, office moves, knowledge management, launch meetings, works council procedures and professional fees. Partially offsetting those costs, was a non-recurring credit of £0.3 million (2005: £0.9 million) associated with a surplus provision arising from the disposal of Proudfoot's Japanese business in 2000. No further profits or losses will arise from that transaction. Additionally, £0.9 million of amortisation has been charged in the profit and loss account arising from the acquisition of Ineum's customer relationships and orders which are accounted for as intangible assets.

The underlying profit from operations rose 28% to £16.2 million (2005: £12.7 million).

The underlying EBITDA margin was 12.3% compared with 10.6% last year. Our target EBITDA margin remains at 15%.

After charging the non-recurring costs of a net £1.8 million (2005: £0.9 million credit) and amortisation of intangible assets arising on the acquisition of

Ineum of £0.9 million (2005: £-), the operating profit was little changed at £13.4 million (2005: £13.6 million).

The Ineum acquisition was partly financed out of cash resources and new debt resulting in financing costs of £1.3 million (2005: £0.1 million) which was partly offset by investment income of £1.2 million (2005: £0.5 million) arising primarily in the first eight months of the year. Group pre-tax profits were £13.3 million (2005: £13.9 million).

The effective tax charge on profit before tax, as adjusted for the credit associated with the Japan indemnity provision and the amortisation charge related to the Ineum acquisition, is 33% (2005: 32%) and includes: 8% points (2005: 12% points) of non-cash tax items required to be included in the charge by accounting standards; and 3% points (2005: 9% points credit) related to prior years. The current year "cash tax" charge is therefore 22% (2005: 29%).

Basic earnings per share were 4.1 pence (2005: 5.3 pence). After adjusting for post tax, non-recurring items, the amortisation of intangibles and non "cash tax" items, the adjusted earnings per share were 6.1 pence (2005: 5.0 pence). It is estimated that the Ineum acquisition increased underlying earnings per share by over 15% in the period.

Ineum Consulting

Ineum Consulting has performed ahead of our expectations. Revenue increased by 23% over the same period of last year. The integration plan that commenced on closing is being executed in line with the planned timetable and the consultancy is adding a new dimension to the Group's services in the French speaking markets of Europe. Its operating margin before the one-off costs was 11.7% compared with 10.5% achieved in its last financial year ended 31 May 2006. The increased margin is primarily associated with the seasonality of the business.

Parson Consulting

As previously reported, Parson Consulting's revenue was held back by its US operation which was slow to transition its offerings from Sarbanes-Oxley related engagements. In April 2006, we strengthened the management of Parson North America, so separating that unit's management from that of the consultancy's management as a whole. In addition, the management structure was simplified and restructured and there was intense reinforcement of core sales disciplines. Good progress was made outside the US. The operating loss for the year was £2.1 million of which £1.9 million was incurred in the first half.

Proudfoot Consulting

Proudfoot Consulting grew its revenues by 3% over last year. Excellent progress was made by Proudfoot Consulting in improving its operating margin to 18% (2005: 12%), primarily due to the elimination of European losses through better management of resources. The consultancy continued to invest in the development of its business in China and re-entered the Brazilian market after an absence of some seven years.

Salzer Consulting

Salzer Consulting's impact on the Group results was immaterial for the period of ownership. 2007 will be a year where we largely reinvest its profits back into the business to ensure that it is able to take advantage of the market opportunities in China.

Balance sheet

Net assets increased by £54.3 million to £112.2 million. The largest component of the increase was the consideration for Ineum being partly settled in the form of new MCG shares.

In accordance with International Financial Reporting Standards, intangible assets arising on the purchases of businesses have been separately identified and quantified from goodwill and amount to £9.0 million before an associated deferred tax liability of £3.0 million, as required by accounting standards. The intangible assets are amortised through the income statement whereas the goodwill is not. The aggregate goodwill and intangible assets before amortisation in respect of 2006 increased by £93.9 million primarily as a result of the Ineum acquisition.

Debtors have increased significantly from 18 days at the end of 2005 to 39 days at the end of 2006. Ineum Consulting does not currently operate the same credit policies as the rest of the Group and as a result the Group has absorbed £10.8 million of working capital since the date of acquisition. This is in addition to £4.1 million of net borrowings assumed at the time of the acquisition. Management is in the process of developing revised credit control procedures.

The Group's overall net debt as at 31 December 2006 was £28.8 million compared with net funds of £21.6 million at 31 December 2005. £41.0 million of the movement is accounted for by the cash element of the Ineum purchase consideration and £4.1 million by the refinancing of Ineum's working capital at the time of acquisition.

The liability of the post retirement obligations has decreased from £11.9 million at 31 December 2005 to £5.4 million at 31 December 2006. The decrease in the liability arises from payments into the closed US defined benefit scheme of £2.0 million (2005: £2.5 million), an increase in the discount rate from 5.5% to 5.8%, strong investment performance and the weakening of the US dollar by 14% in 2006.

Strategic progress

Our strategic focus is unchanged. We are building a Group comprising a series of consultancies with particular specialisms in different geographies. The diversification of the offerings in 2006 has added to the strength and decreased the risks of the Group from service line and geographic perspectives. Each of the four consulting businesses currently comprising the Group have excellent medium term prospects.

We now co-ordinate and develop major client relationships across the consultancies to increase the services provided by the Group's consultancies.

Going forward we will continue to expand the geographical overlap of the businesses to maximise the benefit that comes from our existing infrastructure. We will also expand our offerings by acquisitions commensurate with the market opportunities and the absorption of prior acquisitions into the Group. Whilst size itself is not a measure of success, diversification of risk that comes with size and wider offerings is an important aspect of continued success.

Management Consulting Group PLC is now one of the 30 largest consultancies in the world operating through its four lines of business and in six continents.

Dividend

In the light of the increase in the size, the underlying profitability of the business and the cash generation, the Board is recommending that the dividend in respect of the year is increased by 25% to 1.0 pence per share. Subject to

shareholders' approval, the dividend will be payable on 9 May 2007 to shareholders on the register on 13 April 2007.

People

We were pleased, earlier in the year, to welcome Ineum's and Salzer's employees to the Group. The Board is delighted by the way that our people are working together.

Mark Currie, Finance Director, stood down from the Board on 13 October 2006. He will be replaced by Craig Smith who will join the Board on 26 April 2007. Craig Smith and Jacques Manardo (who joined the board as a non-executive director on 1 September 2006), being eligible offer themselves for re-election at the forthcoming Annual General Meeting.

Prospects

The order book has grown solidly since the beginning of the year with trading and work won in the first two months of 2007 being in line with directors' expectations. We expect Proudfoot Consulting to trade in line with the second half of 2006 and for the other consultancies to show good growth in first half revenue.

The directors are confident that the Group will show good progress in 2007.

Dr Rolf Stomberg — Chairman
Kevin Parry — Chief Executive

Management Consulting Group PLC — 12 March 2007

Group income statement

year ended 31 December	Note	2006 £'000	2005 £'000
Continuing operations	3		
Revenue		146,890	129,601
Cost of sales		(73,415)	(64,847)
Gross profit		73,475	64,754
Selling costs		(40,169)	(34,931)
Administrative expenses - underlying		(17,150)	(17,161)
Profit from operations before non-recurring expenses and amortisation of acquired intangibles		16,156	12,662
Administrative (expenses)/income - non-recurring		(1,765)	897
Profit from operations before amortisation of acquired intangibles		14,391	13,559
Administrative expenses - amortisation of acquired intangibles		(943)	-
Total administrative expenses		(19,858)	(16,264)

Profit from operations	3	13,448	13,559
Investment income	6	1,176	453
Finance costs	6	(1,276)	(92)
Profit before tax		13,348	13,920
Tax expense	7	(4,598)	(4,128)
Profit for the year		8,750	9,792
Earnings per share - pence			
From continuing operations			
Basic	8	4.1	5.3
Diluted	8	4.1	5.2
Basic - excluding amortisation of acquired intangible assets	8	4.6	5.3
Basic - excluding amortisation, non-recurring and non-cash tax items	8	6.1	5.0

Group statement of recognised income and expense

year ended 31 December	2006 £'000	2005 £'000
Exchange differences on translation of foreign operations	(4,904)	1,488
Actuarial gains/(losses) on defined benefit pension fund and medical schemes	3,284	(1,646)
Tax on items taken directly to equity	600	825
Net (expense)/income recognised directly in equity	(1,020)	667
Profit for the year	8,750	9,792
Total recognised income and expense for the year	7,730	10,459

Group balance sheet

as at 31 December

	2006 £'000	2005 £'000
Non-current assets		
Intangible assets	162,546	68,696
Property, plant and equipment	2,294	1,521
Deferred income tax assets	3,597	1,358
Total non-current assets	168,437	71,575
Current assets		
Trade and other receivables	46,800	14,801
Cash and cash equivalents	10,278	21,555
Total current assets	57,078	36,356
Total assets	225,515	107,931
Current liabilities		
Borrowings	(14,792)	-
Trade and other payables	(54,103)	(28,045)
Current tax liabilities	(5,728)	(3,959)

Total current liabilities	(74,623)	(32,004)
Net current (liabilities)/assets	(17,545)	4,352
Non-current liabilities		
Borrowings	(24,255)	-
Retirement benefit obligation	(5,411)	(11,869)
Non-current tax liabilities	(7,711)	(4,674)
Long-term provisions	(829)	(871)
Non-current accruals	(497)	(581)
Total non-current liabilities	(38,703)	(17,995)
Total liabilities	(113,326)	(49,999)
Net assets	112,189	57,932
Equity		
Share capital	67,735	47,373
Share premium account	38,163	38,146
Merger reserve	32,513	5,683
Shares to be issued	46	46
Share compensation reserve	1,492	1,256
Own shares held by employee share trust	(1,270)	(1,270)
Translation reserve	(5,161)	(257)
Other reserves	7,064	7,064
Retained earnings	(28,393)	(40,109)
Total equity	112,189	57,932

Consolidated cash flow statement

year ended 31 December

	Note	2006 £'000	2005 £'000
Net cash from operating activities	9	(1,954)	8,826
Investing activities			
Net interest received		1,013	323
Acquisitions of subsidiaries, net of cash and overdrafts acquired		(44,932)	-
Purchases of property, plant and equipment		(1,202)	(669)
Purchases of intangible assets		(1,363)	(454)
Proceeds on disposal of property, plant and equipment		-	13
Net cash used in investing activities		(46,484)	(787)
Financing activities			
Dividends paid	4	(1,486)	(1,241)
Purchases of own shares		-	(181)
Proceeds from issue of shares		282	35
Proceeds from borrowings		39,009	
Refinancing of acquired borrowings by term debt		(15,211)	
Net cash used in financing activities		22,594	(1,387)

Net (decrease)/increase in cash and cash equivalents	(25,844)	6,652
Cash and cash equivalents at beginning of period	21,555	14,510
Effect of foreign exchange rate changes	(225)	393
Cash and cash equivalents net of current borrowings at end of period	(4,514)	21,555

Notes

1. Basis of preparation

The financial information included in this statement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The financial information has been extracted without material adjustment from the consolidated financial statements of Management Consulting Group PLC for the year ended 31 December 2006, which have been audited. The auditors have made a report under Section 235 of the Companies Act 1985 in respect of the statutory consolidated accounts for the years ended 31 December 2006 and 31 December 2005. Their reports were unqualified within the meaning of Section 262(1) of the Companies Act 1985 and did not contain a statement under Section 237(2) or (3) of that Act.

While the financial information included in this preliminary announcement has been computed in accordance with International Financial Reporting Standards (IFRS), this announcement does not itself contain sufficient information to comply with IFRSs.

Statutory accounts for the financial year ended 31 December 2005 have been delivered to the Registrar of Companies pursuant to Section 242 of the Act whereas those for 2006 will be delivered following the Annual General Meeting.

The Group's Annual Report and Accounts will be sent to shareholders on 23 March 2007 and will be available at the Company's registered office at Fleet Place House, 2 Fleet Place, London, EC4M 7RF, United Kingdom and on our website: www.mcgplc.com.

The Annual General Meeting will be held at The Law Society's Halls, Old Council Chamber, 113 Chancery Lane, London, WC2A 1PL on 26 April 2007 at 10 am.

2. Accounting policies

The financial information has been prepared in accordance with IFRSs. These financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (as at 31 December 2006). The policies have been consistently applied to all the periods presented.

Full details of the Group's accounting polices can be found in the 2005 Annual Report in note 2 which is available on our website: www.mcgplc.com.

3. Segmental information

The Group has one business reporting segment: management consultancy comprising the four consultancies: Ineum Consulting, Parson Consulting, Proudfoot Consulting and Salzer Consulting.

Primary reporting format - geographic segments

The Group operates in three geographic areas: the Americas, Europe and the Rest of the World.

The Group reports segment information on the basis of geographic area as follows:

(a) Income statement

year ended 31 December 2006	Americas £'000	Europe £'000	Rest of World £'000	Consolidat £'0
Revenue				
External sales	63,981	70,251	12,658	146,8
Profit/(loss) from operations before release of indemnity provision, acquisition integration costs, depreciation and amortisation of acquired intangibles	10,708	7,656	(361)	18,0
Amortisation of acquired intangibles	-	(943)	-	(9
Depreciation and other amortisation	(860)	(926)	(61)	(1,8
Profit/(loss) from operations before non-recurring items	9,848	5,787	(422)	15,2
Acquisition integration costs - non-recurring	-	(2,100)	-	(2,1
Release of indemnity provision - non-recurring	-	-	335	3
Profit/(loss) from operations	9,848	3,687	(87)	13,4
Finance costs (net)				(1
Profit before tax				13,3
Income tax expense				(4,5
Profit for the year				8,7

(b) Net assets

At 31 December 2006	Americas £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Assets				
Intangibles, including goodwill	27,112	134,741	693	162,546
Other segment assets	3,374	42,192	1,085	46,651
	30,486	176,933	1,778	209,197
Unallocated corporate assets				16,318
Consolidated total assets				225,515

Liabilities

Segment liabilities	(12,422)	(46,101)	(2,273)	(60,796)
Unallocated corporate liabilities				(52,528)
Consolidated total liabilities				(113,326)
Net assets				112,189

(c) Capital additions, depreciation and amortisation

Year ended 31 December 2006	Americas	Europe	Rest of World	Consolidated
	£'000	£'000	£'000	£'000
Acquisitions	-	10,536	-	10,536
Capital additions by segment	393	709	64	1,166
Unallocated corporate additions				1,399
Total capital additions	393	11,245	64	13,101
Depreciation and amortisation	860	1,869	61	2,790

(d) Income statement

Year ended 31 December 2005	Americas	Europe	Rest of World	Consolidated
	£'000	£'000	£'000	£'000
Revenue				
External sales	79,484	40,701	9,416	129,601
Profit/(loss)from operations before release of indemnity provision, acquisition integration costs, depreciation and amortisation of acquired intangibles	14,988	427	(1,688)	13,727
Amortisation of acquired intangibles	-	-	-	-
Depreciation and other amortisation	(885)	(121)	(59)	(1,065)
Profit/(loss) from operations before non-recurring items	14,103	306	(1,747)	12,662
Acquisition integration costs - non-recurring	-	-	-	-
Release of indemnity provision - non-recurring	-	-	897	897
Profit/(loss) from operations	14,103	306	(850)	13,559
Finance income (net)				361
Profit before tax				13,920
Income tax expense				(4,128)
Profit for the year				9,792

(e) Net assets

At 31 December 2005	Americas	Europe	Rest of World	Consolidated
	£'000	£'000	£'000	£'000
Balance sheet				
Assets				
Goodwill	30,856	37,840	-	68,696
Other segment assets	8,047	6,055	835	14,937
	38,903	43,895	835	83,633
Unallocated corporate assets				24,298
Consolidated total assets				107,931
Liabilities				
Segment liabilities	(14,576)	(10,855)	(2,587)	(28,018)
Unallocated corporate liabilities				(21,981)
Consolidated total liabilities				(49,999)
Net assets				57,932

(f) Capital additions, depreciation and amortisation

At 31 December 2005	Americas	Europe	Rest of World	Consolidated
	£'000	£'000	£'000	£'000
Capital additions	718	168	83	969
Unallocated corporate additions				154
Total capital additions				1,123
Depreciation and amortisation	886	121	59	1,066

4. Dividends

	2006	2005
	£'000	£'000
Amounts recognised as distributions to equity holders in the year:Final dividend for the year ended 31 December 2005 of 0.8p (2004: 0.67p)	1,486	1,241

Dividends are not payable on shares held in the employee share trust which has waived its entitlement to dividends. The amount of the dividend waived in 2006 (in respect of the year ended 31 December 2005) was £34,000 (2005: £26,000).

The directors recommend the payment of a final dividend in respect of 2006 of one pence per share to be paid on 9 May 2007 to ordinary shareholders on the register on 13 April 2007.

5. Staff numbers and costs

The average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	2006	2005
Sales and marketing	248	201
Consultants	555	459
Support staff	167	136

	970	796

As at 31 December 2006, the Group employed 1,448 (2005: 793) people.

The aggregate payroll costs of these persons were as follows:

	2006 £'000	2005 £'000
Wages and salaries	67,571	62,936
Social security costs	11,934	6,932
Other pension costs	1,218	1,085
	80,723	70,953

Wages and salaries include £804,000 (2005: £640,000) relating to share options recognised as an expense under IFRS 2.

6. Finance income/(costs)

	2006 £'000	2005 £'000
Interest receivable on bank deposits and similar income	1,013	453
Interest payable on bank overdrafts and loans and similar charges	(1,276)	(10)
Net finance income/(charge) on retirement benefit plans	163	(82)
	(100)	361

7. Tax

	2006 £'000	2005 £'000
Tax in respect of current year	326	500
Foreign tax	5,540	4,899
Deferred tax - acquired intangible assets	(316)	-
Deferred tax - tax losses and other temporary differences	(2,250)	(838)
Deferred tax - US goodwill	813	795
Total deferred tax	(1,753)	(43)
Total current year tax	4,113	5,356
Prior year taxation	485	(1,228)
	4,598	4,128

The deferred tax charge includes tax deductions in the US for goodwill which is not amortised in the income statement. A deferred tax liability is required to be held for this item in accordance with accounting standards. UK corporation tax is calculated at 30% (2005: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rate prevailing in the respective jurisdictions.

8. Earnings per share

From continuing operations

The calculation of the basic and diluted earnings per share is based on the following data:

	2006	2005
Earnings	£'000	£'000
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the parent	8,750	9,792
Amortisation of acquired intangibles	943	-
	---------	---------
Earnings for the purpose of basic earnings per share excluding amortisation of acquired intangibles	9,693	9,792
Non-recurring items	1,765	(897)
Non-cash tax items and prior year tax	1,582	392
	---------	---------
Earnings for the purpose of basic earnings per share excluding amortisation and non-recurring items	13,040	9,287
	---------	---------

Number of shares	Number (million)	Number (million)
Weighted average number of ordinary shares for the purposes of basic earnings per share	212.5	185.2
Effect of dilutive potential ordinary shares:		
Share options	1.3	1.4
Long-term incentive plan	0.2	0.2
	---------	---------
Weighted average number of ordinary shares for the purposes of diluted earnings per share	214.0	186.8
	---------	---------

	Pence	Pence
Basic earnings per share	4.1	5.3
Diluted earnings per share	4.1	5.2
Basic - excluding amortisation of acquired intangibles	4.6	5.3
Basic - excluding amortisation of acquired intangibles, non-recurring, non-cash tax items and prior year tax	6.1	5.0

The average share price for the year ended 31 December 2006 was 54.3 pence (2005: 51.5 pence). There is no "cash tax" associated with the non-recurring items and amortisation.

9. Notes to the cash flow statement

	2006	2005
	£'000	£'000
Profit from operations	13,448	13,559
Adjustments for:		
Depreciation of property, plant and equipment	1,000	604
Amortisation of intangible assets	1,790	462
Loss on disposal of plant and equipment	79	14
Management incentive plan	-	(56)
Adjustment for pension funding	(2,008)	(2,528)
Adjustment for share options charge	804	640
Decrease in provisions	(493)	(903)
	---------	---------
Operating cash flows before movements in working capital	14,620	11,792

Increase in receivables	(6,447)	(4,153)
(Decrease)/Increase in payables	(5,858)	3,911
Cash generated by operations	2,315	11,550
Income taxes paid	(4,269)	(2,724)
Net cash from operating activities	(1,954)	8,826

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

10. Group statement of changes in equity

	2006 £'000	2005 £'000
At 1 January	57,932	48,276
Dividends paid	(1,486)	(1,241)
Net profit for the year	8,750	9,792
Own shares purchased for deferred share awards	-	(181)
Issue of share capital		
Consideration for acquisitions	46,927	-
Exercise of share option schemes	282	35
Share compensation expense	804	640
Movement in reserve for management incentive plan	-	(56)
Other recognised income and expense	(1,020)	667
At 31 December	112,189	57,932

RECEIVED

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Directorate Change
Released	07:00 07-Mar-07
Number	4620S

Management Consulting Group PLC

RNS Number:4620S
Management Consulting Group PLC
07 March 2007

Management Consulting Group PLC

Appointment of Group Finance Director

Management Consulting Group PLC ("The Group" or "MCG") announces the appointment of Craig Smith as Group Finance Director with effect from 26 April 2007.

Craig Smith, 43, was previously Group Finance Director at Huntleigh Technology PLC, having been appointed on 26 August 2003 and prior to that was European Finance Director of two US based companies in the product identification and printing ink industries. He remains a director of Huntleigh Technology PLC following its takeover and will stand down from the board prior to 26 April 2007.

Rolf Stomberg, Chairman of MCG, said "It gives me great pleasure to welcome Craig to the board. He has a very strong track record. His listed company and international experience will be a great asset to MCG."

MCG confirms that there is no information to be disclosed under the requirements of Listing Rule 9.6.13 in relation to this appointment.

The Group will issue its preliminary announcement on 12 March 2007.

For further information please contact:

Management Consulting Group PLC

Kevin Parry, Chief Executive 0207 710 5000

Maitland

Suzanne Bartch 0207 379 5151
Peter Ogden 0207 379 5151

Notes to editors: Craig Smith graduated in Economics from the University of St. Andrews in 1985. He spent the early part of his career as an expatriate in Australasia, North Africa and Eastern & Western Europe managing textile companies with Coats Viyella Plc. During this time he also qualified as a Certified Accountant. He joined Huntleigh Technology in August 2003 following several years as European Finance Director for two large American corporations in the product identification and printing ink industries.

END

Close

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company - Amend
Released	16:25 16-Feb-07
Number	4265R

RNS Number:4265R
Management Consulting Group PLC
16 February 2007

The following amends the Holding in Company announcement released on the 7th February at 12.43 under RNS no. 8747Q.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Management Consulting Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (No)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : Revision of previous notification from shareholder (Yes)

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if different from 3.) (iv):

Barclays Bank PLC
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):

14 February 2007

6. Date on which issuer notified:

15 February 2007

7. Threshold(s) that is/are crossed or reached:

9% to 8%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary GB0001979029	25,075,099	25,075,099

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary GB0001979029	23,868,211	N/A	23,868,211	N/A	8.81%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
23,868,211	8.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Bank PLC

Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Charles Ansley

15. Contact telephone number:

020 7710 5018

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and; provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	12:43 07-Feb-07
Number	8747Q

Management Consulting Group PLC

RNS Number:8747Q
Management Consulting Group PLC
07 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

MANAGEMENT CONSULTING GROUP

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to the notification obligation (iii):

BARCLAYS PLC

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

02-FEB-07

6. Date on which issuer notified:

07-FEB-07

7. Threshold(s) that is/are crossed or reached:

7% to 6%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0001979029	25,075,099	25,075,099

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rig	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
	18,627,088		18,627,088		6.87

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/	% of voting rights

converted.

Total (A+B)

Number of voting rights	% of voting rights
18,627,088	6.87

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BARCLAYS BANK PLC
BARCLAYS CAPITAL SECURITIES LTD
BARCLAYS GLOBAL INVESTORS LTD
BARCLAYS LIFE ASSURANCE CO LTD
BARCLAYS STOCKBROKERS LTD

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

....

15. Contact telephone number:

....

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BARCLAYS PLC

Contact address (registered office for legal entities):

1 CHURCHILL PLACE
LONDON,E14 5HP

Phone number:

020 7166 2913

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

GEOFF SMITH

Contact address:

BARCLAYS PLC
1 CHURCHILL PLACE
LONDON, E14 5HP

Phone number:

020 7166 2913

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	11:19 31-Jan-07
Number	4436Q

Management Consulting Group PLC

RNS Number:4436Q
Management Consulting Group PLC
31 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Management Consulting Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : (No)

3. Full name of person(s) subject to the notification obligation (iii):
Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
26/01/2007

6. Date on which issuer notified:
30/01/2007

7. Threshold(s) that is/are crossed or reached:
From 12% to 11%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary GB0001979029	32,980,090	32,980,090

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
Ordinary	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	N/A	N/A	31,980,090	N/A	11.803%
GB0001979029					

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
31,980,090	11.803%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Schroder Investment Management Limited 31,980,090 11.803%

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name:
Charles Ansley

15. Contact telephone number:
020 7710 5018

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	10:22 30-Jan-07
Number	3508Q

RNS Number:3508Q
Management Consulting Group PLC
30 January 2007

APPENDIX 3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

MANAGEMENT CONSULTING GROUP PLC

....

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

3. Full name of person(s) subject to the notification obligation (iii):

LEGAL & GENERAL GROUP PLC (L&G)

....

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

....

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

26 JANUARY 2007

....

6. Date on which issuer notified:

29 JANUARY 2007

....

7. Threshold(s) that is/are crossed or reached:

3% - 4% (L&G)

....

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORD 25P	9,850,843	9,850,843

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rig	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
ORD 25P	10,861,907	10,861,907		4.00	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,861,907	4.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT AND INDIRECT) (LGIMH)

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT) (LGIM)

LEGAL & GENERAL GROUP PLC (DIRECT)(L&G)(10,861,907 - 4.00%=LGAS,LGPL&PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT)

LEGAL & GENERAL INSURANCE HOLD (LGIH)(DIRECT)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)

LEGAL & GENERAL ASSURANCE SOCI
(LGAS & LGPL)

LEGAL & GENERAL PENSIONS LIMIT
(LGPL)

....

Proxy Voting:

10. Name of the proxy holder:

N/A

....

11. Number of voting rights proxy holder will cease to hold:

N/A

....

12. Date on which proxy holder will cease to hold voting rights:

N/A

....

13. Additional information:

NOTIFICATION USING SHARES IN ISSUE FIGURE OF 270,940,137

....

14. Contact name:

CHARLES ANSLEY
TEL: 020 7710 5018
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed

with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	12:54 25-Jan-07
Number	1381Q

RNS Number:1381Q
Management Consulting Group PLC
25 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Management Consulting Group PLC
....

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

....

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)
....

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

....

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

23 January 2007

....

6. Date on which issuer notified:

24 January 2007

....

7. Threshold(s) that is/are crossed or reached:

Above 3% (L&G)

....

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord 25p	Below 3%	

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rig	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
	9.850.843	9.850.843		3.63	

B. Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9.850.843	3.63

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (Direct and Indirect) (LGIMH)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (9,850,843 - 3.63% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct)

Legal & General Insurance Hol (LGIH) (Direct)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance So (LGAS & LGPL)

Legal & General Pensions Limi (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

Notification using shares in issue figure of 270,940,137

....

14. Contact name:

Charles Ansley

....

15. Contact telephone number:

020 7710 5000

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when

the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date

when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	12:31 22-Jan-07
Number	9167P

Management Consulting Group PLC

RNS Number:9167P
Management Consulting Group PLC
22 January 2007

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 18 January 2007 from Barclays PLC informing it that, as at 17 January 2007, Barclays PLC (through its legal entities Barclays Global Investors Limited, Barclays Life Assurance Company Limited, Barclays Capital Securities Limited, Barclays Bank PLC and Gerrard Limited) had a total interest in 35,000,576 ordinary shares representing 12.92% of the issued share capital of the Company.

22 January 2007

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Trading Statement
Released	07:00 18-Jan-07
Number	7151P

Management Consulting Group PLC

RNS Number:7151P
Management Consulting Group PLC
18 January 2007

Management Consulting Group PLC

Trading update

Management Consulting Group PLC (the "Group") issues the following trading update ahead of the announcement of the Group's 2006 preliminary results which are scheduled to be announced on 12 March, 2007.

The Group's revenue for the year ended 31 December 2006 is estimated to be in line with market expectations and to have grown by 13% to £146.5 million (2005: £129.6 million).

Parson Consulting's revenues outside the US grew, but as anticipated and principally associated with the run-off of Sarbanes-Oxley related work, the US market was weak, which resulted in the full year revenue of Parson Consulting declining significantly during 2006. The revenue of Proudfoot Consulting for the same period is estimated to have grown modestly.

The Group completed the acquisition of Ineum Consulting on 1 September 2006. For the four month period since that date, Ineum Consulting's revenue is estimated to be over 5% ahead of our expectations at the time of the acquisition.

The profit before tax and amortisation of intangibles is estimated at £14 million. This is after charging one-off reorganisation costs of £2.1 million associated with the acquisition of Ineum and after the first half credit of £0.3 million associated with the release of a surplus provision arising from the disposal of Proudfoot Japan in 2000. The statutory pre tax profits and underlying pre tax profits before amortisation of intangibles are also expected to be in line with market expectations.

The management changes commenced in Parson Consulting at the end of the first quarter continue to improve that consultancy's operational focus and as a result Parson's operating result is estimated to have improved significantly in the second half. Proudfoot Consulting has continued to develop its business in China and has also commenced operations in Brazil which is anticipated to generate revenue in the first half of 2007. The integration of Ineum into the Group has progressed well and in line with our schedule. In particular all of the Group's consultancies operating in France are now co-located in Paris and the financial management operations of Ineum are trading and operating under the Parson Consulting brand.

During 2006 the Group made considerable progress towards its strategic goal of delivering growth through broadening its consultancy offerings in existing and new geographies, principally through the Ineum acquisition which represents a

step change in the business. The benefits of Ineum will be fully visible in the 2007 numbers. The diversification of the consulting offerings and the wide geographic spread of the Group's businesses reduce the reliance of the Group on the performance of any one consultancy or geographic region. The Directors expect to make further progress in 2007 and beyond.

Enquiries:

Management Consulting Group PLC   Tel: +44 (0)20 7710 5000
Kevin Parry, Chief Executive

Maitland   Tel: + 44 (0)20 7379 5151
Suzanne Bartch
Peter Ogden

Notes to editors:

Management Consulting Group PLC (MMC.L) operates through four divisions: Ineum Consulting, Parson Consulting, Proudfoot Consulting, and Salzer Consulting. Ineum Consulting provides consulting services with industry expertise. Parson Consulting specialises in financial management consulting. Proudfoot Consulting specialises in operational improvement consulting and Salzer Consulting specialises in starting, managing and restructuring businesses in Asian markets. The businesses operate worldwide. For further information, visit www.mcgplc.com

Important note

This trading update contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Management Consulting Group PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this trading update should be construed as a profit forecast in respect of 2007.

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	14:08 10-Jan-07
Number	3043P

Management Consulting Group PLC

RNS Number:3043P
Management Consulting Group PLC
10 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

SCHRODER INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

MANAGED ON A DISCRETIONARY BASIS FOR CLIENTS BY
SCHRODER INVESTMENT MANAGEMENT LIMITED,
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED	15,906,072
BRITISH COAL STAFF SUPERANNUATION	5,727,517
JP MORGAN BANK LUXEMBOURG SA	7,297,161
MINEWORKERS PENSION SCHEME	6,258,715

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

9 JANUARY 2007

12. Total holding following this notification

35,189,465 SHARES

13. Total percentage holding of issued class following this notification

12.988%

14. Any additional information

34,967,607 SHARES - SCHRODER INVESTMENT MANAGEMENT LIMITED
221,858 SHARES - SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD (A SUBSIDIARY OF SCHRODER INVESTMENT MANAGEMENT LIMITED)

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

10 JANUARY 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Notice of Trading Update
Released	14:30 09-Jan-07
Number	2355P

RNS Number:2355P
Management Consulting Group PLC
09 January 2007

Management Consulting Group plc

Notification of Trading Update

Management Consulting Group plc will issue a pre-close trading update on Thursday 18 January, 2007.

For further information please contact:

Maitland — Tel: 0207 379 5151
Peter Ogden/ Suzanne Bartch

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	10:37 08-Jan-07
Number	1188P

Management Consulting Group PLC

RNS Number:1188P
Management Consulting Group PLC
08 January 2007

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 5 January 2007 from UBS AG informing it that, as at the close of business on 4 January 2007 UBS AG, acting through its business group and legal entities, had a total interest in 8,546,807 ordinary shares representing 3.15% of the issued share capital of the Company.

8 January 2007

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	16:26 04-Jan-07
Number	0153P

Management Consulting Group PLC

RNS Number:0153P
Management Consulting Group PLC
04 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED for TRUSTEES of BT PENSION SCHEME

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LTD	6,125,126
CHASE NOMINEES LTD	1,915,300

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

4 JANUARY 2007

12. Total holding following this notification

8,040,426

13. Total percentage holding of issued class following this notification

2.968 %

14. Any additional information

NONE

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

4 JANUARY 2007

END

Close

Regulatory Announcement

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Total Voting Rights
Released	10:06 20-Dec-06
Number	3078O

Management Consulting Group PLC

RNS Number:3078O
Management Consulting Group PLC
20 December 2006

Management Consulting Group PLC

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Management Consulting Group PLC's capital consists of 270,940,137 ordinary shares of 25 pence each, with voting rights. Management Consulting Group PLC holds no shares in Treasury.

This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Management Consulting Group PLC under the FSA's Disclosure and Transparency Rules.

20 December 2006

Contact and telephone number for queries

Charles Ansley - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	11:34 18-Dec-06
Number	1058O

2007 SEP 18 A 6:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Management Consulting Group PLC

RNS Number:1058O
Management Consulting Group PLC
18 December 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 13 December 2006 from Barclays PLC informing it that, as at 12 December 2006, Barclays PLC (through its legal entities Barclays Life Assurance Company Limited, Barclays Global Investors Limited, Barclays Capital Securities Limited, Barclays Bank PLC and Gerrard Limited) had a total interest in 33,200,777 ordinary shares representing 12.25% of the issued share capital of the Company.

18 December 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Director/PDMR Shareholding
Released	12:48 07-Dec-06
Number	4542N

Management Consulting Group PLC

RNS Number:4542N
Management Consulting Group PLC
07 December 2006

Management Consulting Group PLC ("the Company")

Directors' Dealings

The Company has been informed that on 6 December 2006, Alan Barber, a non-executive director of the Company, purchased 58,000 ordinary shares of 25 pence each ("Ordinary Shares") at a price of 42 pence per share. Following this purchase Mr Barber is beneficially interested in 208,000 Ordinary Shares representing 0.077 per cent. of the issued share capital of the Company.

7 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 18 A 6:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	16:28 01-Dec-06
Number	1201N

Management Consulting Group PLC

RNS Number:1201N
Management Consulting Group PLC
01 December 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 30 November 2006 from Barclays PLC informing it that, as at 28 November 2006, Barclays PLC (through its legal entities Barclays Life Assurance Company Limited, Barclays Global Investors Limited, Barclays Capital Securities Limited, Barclays Bank PLC and Gerrard Limited) had a total interest in 28,741,231 ordinary shares representing 10.61% of the issued share capital of the Company.

1 December 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	17:09 13-Nov-06
Number	0079M

Management Consulting Group PLC

RNS Number:0079M
Management Consulting Group PLC
13 November 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 8 November 2006 from Barclays PLC informing it that, as at 7 November 2006, Barclays PLC (through its legal entities Barclays Life Assurance Company Limited, Barclays Global Investors Limited, and Barclays Capital Securities Limited) had a total interest in 16,837,894 ordinary shares representing 6.21% of the issued share capital of the Company.

13 November 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED
2007 SEP 10 A 6:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	14:48 27-Oct-06
Number	1655L

Management Consulting Group PLC

RNS Number:1655L
Management Consulting Group PLC
27 October 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 20 October 2006 from Barclays PLC informing it that, as at 19 October 2006, Barclays PLC (through its legal entities Barclays Life Assurance Company Limited, Barclays Global Investors Limited, and Barclays Capital Securities Limited) had a total interest in 14,539,359 ordinary shares representing 5.37% of the issued share capital of the Company.

27 October 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Acquisition
Released	07:01 25-Oct-06
Number	9982K

Management Consulting Group PLC

RNS Number:9982K
Management Consulting Group PLC
25 October 2006

Management Consulting Group PLC - Acquisition

London, 25 October 2006: Management Consulting Group PLC ("MCG" or "the Group"), the international management consultancy group, today announces that it has acquired a 51% equity stake in The Salzer Group Asia Pacific Pte Limited ("Salzer") from The Salzer Group Limited and EQ Nominees (Jersey) Limited. At the date of acquisition Salzer had gross assets of US$400,000. The business will be known as Salzer Consulting.

Salzer Consulting is a broad based consultancy helping clients in starting, managing and restructuring businesses in Asian markets and especially in Greater China.

Kevin Parry, Chief Executive of MCG, said:

"I am very pleased to welcome Salzer Consulting's management and staff to the Group. By combining MCG's global client base with the depth of Asian market knowledge and capabilities of Salzer Consulting we are creating a unique consulting offering."

Adam Salzer, Chief Executive of Salzer Consulting, said:

"We look forward to working with MCG to grow and develop the business. Joining MCG allows us to bring our knowledge and experience of creating and operating successful businesses in Greater China and the Asian region to a much wider client base."

Further Information:

Management Consulting Group PLC	
Kevin Parry	+44 20 7710 5000
Roger Amos (MCG Chairman, Asia Pacific)	+61 89 139 600
Chris Povey	+44 20 7710 5000
Luke Williams	+44 20 7710 5000
Maitland	
Peter Ogden	+44 20 7379 5151/+44 7811 124197

About Salzer Consulting

Salzer Consulting offers a unique cross-border service in high level project management for investments, start-ups and organisational restructuring in Greater China and the rest of Asia. The offices are strategically located across the region in Hong Kong, Shanghai, Beijing, Tokyo and Sydney, ensuring a

seamless operation for large multinational clients. The company's consultants have backgrounds in senior management roles throughout Asia, Europe and Australia.

Recent assignments have covered a wide range of industries:

- Manufacturing (electronic, chemical, power & FMCG)
- Resources, mining, precision engineering & infrastructure
- Supply chain, distribution & retail
- Telecommunications & convergent industries
- Finance (private equity, consumer banking & insurance)
- IT (hardware, software, system integration & network design)
- Media, Internet and content publishers

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Directorate Change
Released	11:04 13-Oct-06
Number	4321K

RNS Number:4321K
Management Consulting Group PLC
13 October 2006

Management Consulting Group PLC

Directorate Change

Management Consulting Group PLC ("the Group" or "MCG") announces that Mark Currie, Finance Director of MCG has decided to leave the Group. He will step down from the board with immediate effect, but will remain available to assist the Group in certain matters until the end of the year. A search for his successor is underway. In the interim, Mr Currie's duties are being assumed by senior colleagues in the finance team.

MCG's Chairman, Rolf Stomberg, said: "On behalf of the Board I would like to thank Mark for the contribution he has made. We wish him well in his future career."

For further information, please contact:

Maitland
Suzanne Bartch   020 7379 5151
Peter Ogden

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	12:19 05-Oct-06
Number	0219K

Management Consulting Group PLC

RNS Number:0219K
Management Consulting Group PLC
05 October 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 4 October 2006 from Morgan Stanley Securities Limited ("MSSL") informing it that, on 3 October 2006, MSSL disposed of an interest in the Company's shares with the result that MSSL no longer has a notifiable interest in the issued share capital of the Company.

5 October 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 13 A 6:59

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	08:36 12-Sep-06
Number	8109I

Management Consulting Group PLC

RNS Number:8109I
Management Consulting Group PLC
12 September 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 4 September 2006 from Barclays PLC informing it that, as at 1 September 2006, Barclays PLC (through its legal entities Barclays Life Assurance Company Limited, Barclays Global Investors Limited, and Barclays Capital Securities Limited) had a total interest in 10,802,040 ordinary shares representing 3.99% of the issued share capital of the Company.

12 September 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	14:10 07-Sep-06
Number	6451I

Management Consulting Group PLC

RNS Number:6451I
Management Consulting Group PLC
07 September 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 6 September 2006 from Morgan Stanley Securities Limited ("MSSL") informing it that, on 4 September 2006, MSSL had an interest in 8,678,134 ordinary shares representing 3.21% of the issued share capital of the Company.

7 September 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	12:43 06-Sep-06
Number	5710I

RNS Number:5710I
Management Consulting Group PLC
06 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

SCHRODER INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

MANAGED ON A DISCRETIONARY BASIS FOR CLIENTS BY
SCHRODER INVESTMENT MANAGEMENT LIMITED,
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SCHRODER NOMINEES LIMITED 905,502
CHASE NOMINEES LIMITED 15,358,128
BRITISH COAL STAFF SUPERANNUATION 5,727,517
JP MORGAN BANK LUXEMBOURG SA 9,397,161
MINEWORKERS PENSION SCHEME 6,258,715
NORTRUST NOMINEES LTD 73,194

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

5 SEPTEMBER 2006

12. Total holding following this notification

37,720,217 SHARES

13. Total percentage holding of issued class following this notification

13.940%

14. Any additional information

37,498,359 SHARES - SCHRODER INVESTMENT MANAGEMENT LIMITED
221,858 SHARES - SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD (A SUBSIDIARY OF SCHRODER INVESTMENT MANAGEMENT LIMITED)

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

6 SEPTEMBER 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	12:41 06-Sep-06
Number	5706I

Management Consulting Group PLC

RNS Number:5706I
Management Consulting Group PLC
06 September 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 5 September 2006 from Legal & General Investment Management Limited ("Legal & General") informing it that, following the increase in the issued share capital of the Company on 1 September 2006, Legal & General no longer had a notifiable interest in the issued share capital of the Company.

6 September 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	11:11 05-Sep-06
Number	4972I

RNS Number:4972I
Management Consulting Group PLC
05 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED for TRUSTEES of BT PENSION SCHEME

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LTD 8,525,103
CHASE NOMINEES LTD 1,523,464

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

4 SEPTEMBER 2006

12. Total holding following this notification

10,048,567

13. Total percentage holding of issued class following this notification

3.714 %

14. Any additional information

NONE

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

5 SEPTEMBER 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	11:07 05-Sep-06
Number	4965I

Management Consulting Group PLC

RNS Number:4965I
Management Consulting Group PLC
05 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

ROYAL MAIL PENSIONS TRUSTEES LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

POSSFUND NOMINEES LTD

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

4 SEPTEMBER 2006

12. Total holding following this notification

6,224,683

13. Total percentage holding of issued class following this notification

2.300%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

5 SEPTEMBER 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Completion of Acquisition
Released	14:50 01-Sep-06
Number	3774I

RNS Number:3774I
Management Consulting Group PLC
01 September 2006

Not for release, publication or distribution in or into the United States of America, Australia, Canada or Japan.

Management Consulting Group PLC
Completion of acquisition

Management Consulting Group PLC (the ''Company'') is pleased to announce the successful completion of the acquisition of Ineum Conseil et Associes S.A. ("Ineum") (the ''Acquisition''). Due to a change in the number of sellers of shares in Ineum, the Company has reduced the number of its ordinary shares being issued as consideration by a total of 632,639 ordinary shares so that only 80,388,159 new ordinary shares of 25 pence each (the "Consideration Shares") have been admitted to listing on the Official List and to trading on the London Stock Exchange's market for listed securities. Following the issue of the Consideration Shares, the total number of ordinary shares of 25 pence each in the capital of the Company now in issue is 270,589,930.

Following the receipt of shareholder approval of a number of matters, including the Acquisition itself, at an Extraordinary General Meeting of the Company held on 30 August 2006 and of the admission to listing and trading of the Consideration Shares as set out above, all conditions for completion of the Acquisition have now been satisfied and the Acquisition was completed today.

The Company further announces that with effect from today, Mr Jacques Manardo has been appointed as a non-executive director of the Company. This appointment was first announced on 25 July 2006.

There are no further details required to be disclosed under paragraph 9.6.13 R of the Listing Rules.

Enquiries

Management Consulting Group PLC

Kevin Parry	Chief Executive	020 7710 5000
Chris Povey	Head of M&A	

Maitland

Suzanne Bartch	020 7379 5151
Peter Ogden	

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Result of EGM
Released	16:14 30-Aug-06
Number	2617I

Management Consulting Group PLC

RNS Number:2617I
Management Consulting Group PLC
30 August 2006

Result of EGM

Management Consulting Group PLC ('the Company") hereby gives notification that, at the Extraordinary General Meeting of the Company held today, all resolutions were duly passed.

Management Consulting Group PLC 020 7710 5000
Steve Hitchcock, Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	16:57 24-Aug-06
Number	0926I

Management Consulting Group PLC

RNS Number:0926I
Management Consulting Group PLC
24 August 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company today received notification from Barclays PLC informing it that, as at 21 August 2006, Barclays PLC (through its legal entities Barclays Life Assurance Company Limited, Barclays Global Investors Limited, and Barclays Capital Securities Limited) had a total interest in 9,581,824 ordinary shares representing 5.04% of the issued share capital of the Company.

24 August 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Director/PDMR Shareholding
Released	15:29 22-Aug-06
Number	9690H

RNS Number:9690H
Management Consulting Group PLC
22 August 2006

Management Consulting Group PLC ("the Company")

Director's Shareholding

The Company today announces that on 21 August 2006, pursuant to the exercise of options under the Proudfoot PLC 1998 Executive Share Option Scheme, Mr Kevin Parry, the Chief Executive of the Company, acquired 250,000 ordinary shares of 25 pence each ("Ordinary Shares") at an exercise price of 29.854 pence per Ordinary Share.

Following the acquisition of these ordinary shares, Mr Parry will be beneficially interested in 1,302,788 Ordinary Shares representing 0.68 per cent. of the issued share capital of the Company.

22 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Additional Listing
Released	08:40 21-Aug-06
Number	8851H

Management Consulting Group PLC

RNS Number:8851H
Management Consulting Group PLC
21 August 2006

Management Consulting Group PLC (the "Company")

A block listing application has been made for 1,000,000 ordinary shares of 25p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. These shares will be issued fully paid and will rank pari passu in all respects with the existing ordinary shares of the Company.

These shares will be issued pursuant to the future exercise of options granted under the Proudfoot PLC 1998 Executive Share Option Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Re: Circular
Released	15:50 07-Aug-06
Number	3532H

Management Consulting Group PLC

RNS Number:3532H
Management Consulting Group PLC
07 August 2006

Not for release, publication, or distribution in or into the United States of America, Australia, Canada or Japan.

Management Consulting Group PLC

Proposed acquisition of Ineum

Further to its announcement on 25 July 2006, Management Consulting Group PLC ("MCG") announces that a circular (also comprising a prospectus for the purposes of Part VI of the Financial Services and Markets Act 2000) (the "Circular") relating to the proposed acquisition of Ineum Conseil et Associes SA (the "Acquisition") and various other proposals (including, among other things, share option scheme amendments) will be posted to shareholders today.

The Circular will contain a notice convening an Extraordinary General Meeting of MCG to be held at the Bridewell 2 Suite, the Crowne Plaza Hotel, 19 New Bridge Street, London EC4V 6DB at 3.30 p.m. on 30 August 2006 for the purpose of considering and, if thought fit, approving the Acquisition and various other proposals described in the Circular.

The Circular will shortly be available for inspection at the offices of Baker & McKenzie LLP at 100 New Bridge Street, London EC4V 6JA and at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Interim Results
Released	07:00 07-Aug-06
Number	3079H

Management Consulting Group PLC

RNS Number:3079H
Management Consulting Group PLC
07 August 2006

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

Management Consulting Group PLC ("MCG" or "the Group"), the international management consultancy group, today announces its results for the six months ended 30 June 2006.

Key points

- Revenue up 18% on last year to £67.3 million (2005: £57.2 million)
- Profit from operations up 51% to £6.9 million (2005: £4.6 million)
- Profit before tax up 54% at £7.3 million (2005: £4.7 million)
- Earnings per share up 53% to 2.9 pence (2005: 1.9 pence)
- Order book currently in line with last year
- Proposed acquisition of Ineum Consulting

Rolf Stomberg, Chairman:

"The Group has delivered a good result. The acquisition of Ineum, announced last month is a key development in our strategic plan to achieve growth by expanding our service offerings in existing and new geographies."

Kevin Parry, Chief Executive:

"The Group has made significant progress on the first half of last year. Parson Consulting has shown good revenue growth outside of North America. Steps have been taken to address the shortcomings in its American business and progress should be visible in the fourth quarter. Proudfoot Consulting has performed very well and is now achieving its goal of a sustainable 15% operating margin."

For further information, please contact:

Management Consulting Group PLC

Kevin Parry	Chief Executive	020 7710 5000
Mark Currie	Finance Director	020 7710 5000

Maitland

Suzanne Bartch	020 7379 5151
Peter Ogden	020 7379 5151

An analyst briefing will be held today at the offices of Management Consulting Group PLC on the 6th floor of Fleet Place House, 2 Fleet Place, Holborn Viaduct, London, EC4M 7RF at 9.30 am.

Notes to Editors

Management Consulting Group PLC currently comprises two businesses: Proudfoot Consulting and Parson Consulting. On 25 July 2006 it announced the acquisition of Ineum Consulting ("Ineum") for €120 million (£82 million) plus the assumption of up to €13.8 million (£9 million) of net debt. That transaction is anticipated to complete, subject to shareholder approval, on 1 September 2006.

Proudfoot Consulting helps clients to achieve significantly increased profitability through the implementation of operational improvements leading to increased sales, lower operating and overhead costs, greater output and lower capital expenditure. Its clients include BP, National Australia Bank, Newmont Mining, PSA Peugeot-Citroen and Societe Generale.

Parson Consulting specialises in financial management consultancy. It is free of auditing conflicts and provides Sarbanes-Oxley compliant services. It has four service lines: governance and risk management, operational financial management, strategic financial management and transaction support. Its clients include Avis, Citigroup, Ford, General Mills, Kingfisher, Shell and Warner Bros.

Ineum, which Management Consulting Group PLC has agreed to acquire subject to shareholder approval, provides a broad range of consulting services relevant to specific industries including operational strategy, marketing and sales, supply chain management, IT and programme management. Its industry groups are focussed on the financial, public, manufacturing, consumer goods, energy and utilities, telecommunications and media, transportation and middle market sectors. The financial management business of Ineum will be combined with that of Parson Consulting's French business. Its clients include BNP Paribas, EDF, Schneider, Societe Generale, Veolia and Vivendi.

Important note

This trading update contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Management Consulting Group PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this trading update should be construed as a profit forecast.

Management Statement

The Group's trading results are consistent with the trading update provided on 12 May 2006: revenue for the period is considerably ahead of the same period last year. Proudfoot Consulting has made good progress in all geographic areas. Parson Consulting has made good progress outside North America but its performance in North America was weak principally as a result of the run-off of Sarbanes-Oxley related work.

The results for the six months ended 30 June 2006 are summarised as follows:

	Unaudited Six months ended 30 June 2006 £'000	Unaudited Six months ended 30 June 2005 £'000	Audited Year ended 31 Dec 2005 £'000
Revenue			
Proudfoot Consulting	51,656	35,989	86,385
Parson Consulting	15,687	21,229	43,216
	67,343	57,218	129,601

Profit/(loss) from operations			
Proudfoot Consulting			
- Before release of indemnity provision	8,431	2,636	10,417
- Release of indemnity provision	335	897	897
	8,766	3,533	11,314
Parson Consulting	(1,857)	1,032	2,245
	6,909	4,565	13,559

Group results

Revenue for the six months ended 30 June 2006 was up 18%.

The first half revenue of Proudfoot Consulting was strong, built on the back of a robust order book going into 2006. A larger number of client engagements contributed to the result than in the second half of 2005 which had a smaller number of larger engagements. All geographic units showed revenue growth.

The performance of Parson Consulting was mixed. In North America, as Sarbanes-Oxley related work has been completed, the transition to the provision of our other services has been slow to establish. This was due to a softer than expected market which offset the impact of our increased sales initiatives. In contrast outside North America, all units have shown good progress and the new services in the areas of strategic finance and corporate transactions support have sold well.

In the period, 53% of Group revenue was attributable to North America (six months ended 30 June 2005: 61%). North American revenues increased by 4% compared with the corresponding period of 2005. Europe's share of revenue was 36% (six months ended 30 June 2005: 34%) with reported revenues 25% up compared with the corresponding period of 2005. In the rest of the world, revenues increased by 138% with growth in all geographies.

The Group's gross margin continued to be well managed and was 51% (six months ended 30 June 2005: 49%).

Selling costs were £2.6 million higher than in the corresponding period of 2005 due to both increased revenue and investment in extra sales resources in Europe and Greater China.

The total profit from operations was £6.9 million compared with £4.6 million in the corresponding period of 2005.

The tax charge on pre-tax profits is 28% compared with 27% for the first half of 2005. This includes 6% points in respect of deferred tax that is required to be charged in respect of tax deductions for goodwill but will not become payable unless our consulting businesses are sold. The underlying tax rate of 22% is below the statutory rate of tax due to the utilisation of brought forward losses that have not previously been able to be recognised as deferred tax assets.

Proudfoot Consulting

Proudfoot Consulting's revenue was £51.7 million (2005: £36.0 million). Every geographic region showed strong growth on the first six months of last year. This has been achieved by a solid overall performance rather than being due to any particularly large engagements.

The profit from operations was £8.8 million (2005: £3.5 million). The increase in profitability is attributable to the operational gearing associated with the increased revenue. The European region's progress has continued and it contributed £1.8 million to profit from operations.

There is a non-recurring credit of £0.3 million (2005: £0.9 million) associated with a surplus provision arising from the disposal of Proudfoot's Japanese business in 2000. No further profits or losses will arise from that transaction.

In the light of Proudfoot Consulting's strong trading, we have established a start-up business in Brazil with an initial revenue investment estimated to amount to £0.5 million in this calendar year concentrating on the management and sales functions.

Parson Consulting

Parson Consulting's revenue was £15.7 million (2005: £21.2 million). Revenue in North America declined by £6.9 million with engagements related to Sarbanes-Oxley amounting to £2.5 million compared with £7.7 million in the same period of last year. In the rest of the world revenue increased by 29% to £6.3 million (2005: £4.9 million).

The revenue decline in North America resulted in Parson as a whole reporting a loss from operations of £1.9 million (2005: profit from operations of £1.0 million).

We previously reported that Parson North America's trading has been slow. This continued in the second quarter of the year as the sale of follow on Sarbanes-Oxley related and other engagements did not meet the expected target levels. This was due to a softer than expected market demand which offset the impact of our increased sales initiatives. In April we strengthened the management of Parson North America, so separating that unit's management from that of the consultancy's management as a whole. In addition, the management structure has been simplified and restructured. Intense reinforcement of core sales disciplines is underway.

In contrast outside North America, the non Sarbanes-Oxley service lines have sold well and in the United Kingdom in particular we have seen a good take-up in services associated with corporate transactions. We have also seen good growth in Australia and France where our recent investments in new service lines are coming to fruition.

Earnings per share

The basic earnings per share for the six months ended 30 June 2006 increased by 53% to 2.9 pence compared with 1.9 pence in the corresponding period last year.

Dividend

In accordance with our established policy, we pay dividends once per year, after the declaration of the annual results. Accordingly, no interim dividend is being declared.

Balance sheet

The decrease of £0.3 million in the goodwill balance is wholly attributable to the weakening of the US dollar against Sterling.

The Group's cash balance was £23.5 million compared with £10.9 million at 30 June 2005. The increase in cash reflects the conversion to cash of the profits of the Group in the last 12 months decreased by the funding of the closed US defined benefit pension plan and the dividend.

The deficit related to the closed defined benefit pension and medical plans decreased substantially from £14.6 million at 30 June 2005 to £6.1 million as a result of cash contributions, the investment performance, foreign exchange and a 1% higher discount rate being applied to the long term liabilities following increases in market rates.

Strategic direction

On 25 July 2006 we announced the proposed acquisition of Ineum which is due to complete on 1 September 2006. This is a key development in the execution of the Group's strategic goal to deliver growth through broadening our consultancy offerings in existing and new geographies. The proposed acquisition increases the depth of Parson Consulting, our financial management practice, and also allows us to offer services to specific industries and the public sector in line with their particular needs. The acquisition has a number of important operational, geographic and financial benefits: it secures France's largest independent national management consultancy, secures a strong position for the Group in the world's fourth largest consulting market place and adds a well-managed and profitable business with growing revenues. As well as reducing the Group's exposure to US dollar earnings, the acquisition is also expected to be earnings and operating margin enhancing in 2007.

Going forward our strategy remains unchanged. We will continue to explore ways to develop the service offerings of all parts of the business. Proudfoot Consulting and Parson Consulting businesses have excellent medium term prospects. We continue to be interested in making acquisitions of businesses that broaden the Group's consulting offerings and in widening the coverage of Parson Consulting and Ineum in geographies outside their existing operations. The timing of future acquisitions will depend upon the commercial fit, availability of suitable businesses and the terms on which they are available.

Financial impact of Ineum acquisition

The acquisition of Ineum will result in approximately £30 million of term debt which will improve the efficiency of the Group's capital structure, without constraining the implementation of the Group's strategy.

The acquisition will also result in the identification of intangible assets. In accordance with IFRS intangible assets other than goodwill are amortised in the income statement over their estimated economic life. One-off integration costs amounting to £3.8 million are estimated to be incurred in the 2006 and 2007 financial years. Excluding these items, we anticipate that the acquisition of Ineum will be earnings enhancing in the 2007 financial year.

Outlook

Whilst it remains too early to comment on the outcome for the year as a whole because work to be won in the remainder of the year is a key determinant of the result, we remain confident that the business overall will continue to perform well.

The Group order book is in line with the level at this time last year with Proudfoot Consulting comprising a greater proportion and Parson Consulting a lesser proportion of the order book than a year ago. Parson North America's early indicators of pipeline opportunities are showing good improvements which are anticipated to translate into fourth quarter progress. The pipeline for Proudfoot Consulting and for Parson Consulting outside North America is robust.

R W H Stomberg
Chairman

K A H Parry
Chief Executive

7 August 2006

Independent review report
by Deloitte & Touche LLP to Management Consulting Group PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, statement of changes in equity, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London
7 August 2006

A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Consolidated income statement

Six months ended 30 June 2006	Six months ended	Six months ended	Year ended

	Note	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Continuing operations				
Revenue	3	67,343	57,218	129,601
Cost of sales		(32,697)	(29,307)	(64,847)
Gross profit		34,646	27,911	64,754
Selling costs		(19,370)	(16,746)	(34,931)
Administrative expenses		(8,367)	(6,600)	(16,264)
Profit from operations		6,909	4,565	13,559
Investment income		531	224	453
Finance costs		(125)	(51)	(92)
Profit before tax		7,315	4,738	13,920
Income tax expense	5	(2,014)	(1,285)	(4,128)
Profit for the period		5,301	3,453	9,792
Earnings per share				
From continuing operations				
Basic	6	2.9	1.9	5.3
Diluted	6	2.8	1.8	5.2

Consolidated statement of recognised income and expense
Six months ended 30 June 2006

	Note	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Exchange differences on translation of foreign operations		(3,261)	(478)	1,488
Actuarial gains/(losses) on defined benefit pension and medical schemes	9	3,734	(3,152)	(1,646)
Tax on items taken directly to equity		449	300	825
Net income/(expense) recognised directly in equity		922	(3,330)	667
Profit for the period		5,301	3,453	9,792
Total recognised income and expense for the period		6,223	123	10,459

Statement of changes in equity
Six months ended 30 June 2006

	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
At 1 January	57,932	48,276	48,276
Dividends paid	(1,486)	(1,241)	(1,241)
Profit for the period	5,301	3,453	9,792

Own shares purchase for deferred share awards	-	(181)	(181)
Issue of share capital			
Exercise of share options	120	35	35
Share compensation expense	444	332	640
Movement in reserve for management incentive plan	-	(56)	(56)
Other recognised income and expense	922	(3,330)	667
At 30 June	63,233	47,288	57,932

Consolidated balance sheet
as at 30 June 2006

	Note	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Non-current assets				
Goodwill		66,031	66,358	68,278
Other intangible assets		1,388	522	418
Property, plant and equipment		1,460	1,468	1,521
Total non-current assets		68,879	68,348	70,217
Current assets				
Trade and other receivables		14,237	15,037	16,159
Cash and cash equivalents		23,484	10,858	21,555
Total current assets		37,721	25,895	37,714
Total assets		106,600	94,243	107,931
Current liabilities				
Trade and other payables		(27,056)	(22,503)	(28,045)
Current tax liabilities		(3,915)	(4,256)	(3,959)
Total current liabilities		(30,971)	(26,759)	(32,004)
Net current assets/(liabilities)		6,750	(864)	5,710
Non-current liabilities				
Retirement benefit obligation	9	(6,146)	(14,574)	(11,869)
Non-current tax liabilities		(5,294)	(4,094)	(4,674)
Long-term provisions		(476)	(880)	(871)
Non-current accruals		(480)	(648)	(581)
Total non-current liabilities		(12,396)	(20,196)	(17,995)
Total liabilities		(43,367)	(46,955)	(49,999)
Net assets		63,233	47,288	57,932
Equity				
Share capital	7	47,488	47,373	47,373

Share premium account	38,151	38,146	38,146
Shares to be issued	46	46	46
Share compensation reserve	1,133	948	1,256
Own shares held by employee share trust	(1,270)	(1,270)	(1,270)
Translation reserve	(3,518)	(2,223)	(257)
Other reserves	12,747	12,747	12,747
Retained earnings	(31,544)	(48,479)	(40,109)
Total equity	63,233	47,288	57,932

Consolidated cash flow statement

Six months ended 30 June 2006	Note	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Net cash from operating activities	8	5,690	(2,142)	8,826
Investing activities				
Interest received		442	149	323
Purchase of property, plant and equipment		(403)	(385)	(669)
Purchase of intangible assets		(1,193)	(334)	(454)
Proceeds on disposal of property, plant and equipment		-	16	13
Purchase of own shares		-	(181)	(181)
Net cash used in investing activities		(1,154)	(735)	(968)
Financing activities				
Dividends paid	4	(1,486)	(1,241)	(1,241)
Proceeds from issue of shares		120	35	35
Net cash used in financing activities		(1,366)	(1,206)	(1,206)
Net increase/(decrease) in cash and cash equivalents		3,170	(4,083)	6,652
Cash and cash equivalents at beginning of period		21,555	14,510	14,510
Effect of foreign exchange rate changes		(1,241)	431	393
Cash and cash equivalents at end of period		23,484	10,858	21,555

Notes

1. General information

The information for the year ended 31 December 2005 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified pursuant to Section 235 of the Companies Act 1985 and did not contain a statement under Section 237 (2) or (3) of that Act.

2. Summary of significant accounting policies

(a) Basis of preparation

The interim report has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS).

The interim report was approved by the Board on 7 August 2006.

(b) Accounting policies

The accounting policies and methods of computation applied by the Group in the interim report are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005. The Group's consolidated financial statements for the year ended 31 December 2005 are available on our website: www.mcgplc.com.

3. Segmental information

The Group operates in three geographical areas - North America, Europe and Rest of the World. The following is an analysis of the revenue and results for the period, analysed by geographic segment, the Group's primary basis of segmentation:

Six months ended 30 June 2006

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Revenue				
External sales	35,935	24,552	6,856	67,343
Profit/(loss) from operations before release of indemnity provision	4,508	2,411	(345)	6,574
Release of indemnity provision	-	-	335	335
Profit/(loss) from operations	4,508	2,411	(10)	6,909
Finance income				406
Profit before tax				7,315
Income tax expense				(2,014)
Profit for the period				5,301

Six months ended 30 June 2005

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Revenue				
External sales	34,666	19,673	2,879	57,218
Profit/(loss) from operations before release of indemnity provision	4,406	748	(1,486)	3,668
Release of indemnity provision	-	-	897	897
Profit/(loss) from operations	4,406	748	(589)	4,565

Finance income				173
Profit before tax				4,738
Income tax expense				(1,285)
Profit for the period				3,453

4. Dividends

	2006 £'000	2005 £'000
Amounts recognised as distributions to equity holders in the period:		
Final dividend in respect of the year ended 31 December 2005 of 0.80p per share (2005: year ended 31 December 2004 of 0.67p per share)	1,486	1,241

Dividends are not payable on shares held in the employee share trust which has waived its entitlement to dividends. The amount of the dividend waived in 2006 (in respect of the year ended 31 December 2005) was £34,000 (2005: £26,000).

5. Taxation

The effective tax charge for the half year is 28% (30 June 2005: 27%), based on profit before tax excluding the release of the Japan indemnity provision of £0.3 million. The effective tax rate is lower than the average corporation tax rate (36%) applicable to the Group due to tax losses brought forward.

6. Earnings per share

From continuing operations

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Earnings			
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the parent	5,301	3,453	9,792
	Number (million)	Number (million)	Number (million)
Number of shares			
Weighted average number of ordinary shares for the purposes of basic earnings per share	185.5	185.1	185.2
Effect of dilutive potential ordinary shares			
- Share options	1.5	3.5	1.4
- Long-term incentive plan	0.2	0.2	0.2
Weighted average number of ordinary shares for the purposes of			

diluted earnings per share	187.2	188.8	186.8
	Pence	Pence	Pence
Basic earnings per share	2.9	1.9	5.3
Diluted earnings per share	2.8	1.8	5.2

The average share price for the six months ended 30 June 2006 was 57.3 pence (30 June 2005: 50.2 pence and 31 December 2005: 51.5 pence).

7. Share capital

During the interim period, the Company issued the following ordinary shares of 25 pence each:

	Number of shares	Nominal value £'000
At 1 January 2006	189,493,412	47,373
Employee share options exercised	458,359	115
At 30 June 2006	189,951,771	47,488

8. Notes to the cash flow statement

	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Profit from operations	6,909	4,565	13,559
Adjustments for:			
Depreciation of property, plant and equipment	386	288	604
Amortisation of intangible assets	200	234	462
Gain on disposal of plant and equipment	-	16	14
Management incentive plan	-	(56)	(56)
Adjustment for pension funding	(1,235)	(920)	(2,528)
Adjustment for share options charge	444	332	640
Decrease in provisions	(395)	(886)	(903)
Operating cash flows before movements in working capital	6,309	3,573	11,792
Decrease/(Increase) in receivables	1,912	(1,940)	(4,153)
(Decrease)/Increase in payables	(1,429)	(1,980)	3,911
Cash generated by operations	6,792	(347)	11,550
Income taxes paid	(1,102)	(1,795)	(2,724)
Net cash from operating activities	5,690	(2,142)	8,826

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

9. Retirement benefits

The retirement benefits liability relates to the closed US defined benefit pension scheme and to the closed US post-retirement medical benefits plan.

Entitlement to additional benefits under the US defined benefits pension scheme ceased on 31 December 2001. The US post-retirement medical benefits plan relates to certain former employees who retired prior to 30 September 1995 and to a small number of current and former employees who were employed at that date. Accordingly, further benefit accruals under this plan are insignificant.

The retirement benefits liability at 30 June 2006 has been estimated by the actuaries on the basis described in the last annual report except that the discount rate applied to the liabilities has been increased by 1% to 6.25%. An actuarial gain of £3.7 million arose in the period (30 June 2005: loss of £3.2 million).

10. Share based payments

The fair value of options granted was determined using the stochastic valuation model. An expense of £0.4 million has been recognised in the period in respect of the share options granted above (six months ended 30 June 2005: £0.3 million; 2005 full year: £0.6 million). The cumulative share compensation reserve at 30 June 2006 is £1.1 million (30 June 2005: £0.9 million; 31 December 2005: £1.3 million). Options scheduled to vest in March 2006 did not meet the performance criteria and have now lapsed.

11. Events after the balance sheet date

On 25 July 2006 the Group announced the proposed acquistion of Ineum for total consideration of €120 million (£82 million) plus the assumption of up to €13.8 million (£9 million) of debt. The acquisition is due to complete in September 2006.

Important note

This trading update contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Management Consulting Group PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this trading update should be construed as a profit forecast.

END

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Acquisition
Released	07:02 25-Jul-06
Number	6703G

RNS Number:6703G
Management Consulting Group PLC
25 July 2006

Not for release, publication, or distribution in or into the United States of America, Australia, Canada or Japan.

FOR IMMEDIATE RELEASE

Management Consulting Group PLC

Proposed acquisition of Ineum

Summary

Management Consulting Group PLC (''MCG'' or the ''Company''), the international management consultancy group, today announces that it has entered into a conditional agreement whereby it will acquire the entire issued share capital of Ineum, the largest independent national management consultancy practice in France (excluding IT systems integrators and outsourcing practices) (1).

The total consideration agreed for the Acquisition is €120 million (£81.9 million), which will be satisfied by the payment of €54.0 million (£36.9 million) in cash and the issue of 81.0 million New Ordinary Shares. The number of New Ordinary Shares to be issued was determined on the basis of the average pounds to euros exchange rate and average Closing Price of Ordinary Shares over the 30 trading days prior to 25 July 2006. In addition, a maximum of €13.8 million (£9.4 million) of net debt will be assumed and refinanced upon completion of the Acquisition.

The cash element of the consideration and the refinancing of the assumed debt will be partially satisfied out of MCG's existing cash resources and partially through a new £30 million multicurrency debt facility. In addition, a new working capital facility of £20 million will be available to the Enlarged Group. These facilities will be provided by MCG's relationship bank, Barclays Bank Plc.

The Board believes that the Acquisition is a key development in the execution of the Group's strategic goal to be a multidisciplinary consulting and professional services group and will broaden and deepen its existing offerings whilst diversifying the risks of the Group.

The proposed Acquisition constitutes a Class 1 transaction under the Listing Rules. Accordingly, it is subject to the approval of Shareholders, which is to be sought at the Extraordinary General Meeting.

Those of Ineum's shareholders who are receiving New Ordinary Shares as part of their consideration, namely the Ineum Partners and Jacques Manardo (non-executive chairman of Ineum), will, immediately following completion of the Acquisition, together hold 81.0 million Ordinary Shares representing 29.9 per

cent. of the Enlarged Share Capital of MCG. Such persons will be deemed to be persons acting in concert for the purposes of the Takeover Code until the Panel determines otherwise.

Overview of Ineum

Ineum is the largest independent, national management consultancy practice (excluding IT systems integrators and outsourcing practices) in France. It was created out of the consultancy practice of Deloitte France in 2003, due to French regulatory changes that restricted the range of services an audit firm is able to provide to its audit clients.

Since becoming independent, Ineum has developed a reputation in the French market place for providing high quality consulting services. Ineum's independence gives it a greater ability to service clients, compared with many of its competitors, because it does not suffer from the actual or perceived conflicts of interest associated with the large multidisciplinary firms that provide consulting, auditing and other services.

Ineum provides, through its industry groups, a broad range of consulting services relevant to specific industries including operational strategy, marketing and sales, supply chain management, IT and programme management and non-industry specific functional expertise in the financial management area. Its industry groups provide relevant services to the financial, public, manufacturing, consumer goods, energy and utilities, telecommunications and media, transportation and middle-market sectors.

Ineum serves the vast majority of major French companies in the CAC 40, including BNP Paribas, EDF, Schneider, Societe Generale, Veolia and Vivendi. The company provides services primarily in France, Belgium and Luxembourg.

Benefits of the Acquisition

The Board believes that the Acquisition is a key development in the execution of the Group's strategic goals. In particular, the Board believes the Acquisition will have the following key benefits:

Operational

- Secures France's largest independent national management consultancy (excluding IT systems integrators and outsourcing practices)
- Broadens the Group's range of consulting offerings - industry led business consulting introduced
- Strong Ineum brand raises the Group's profile in Europe
- Strengthens existing service offerings in France, creating a significant financial management practice in two of the three largest European markets
- A platform from which to grow industry-led business consulting
- Deepens the Group's talent pool with internationally experienced partners

Geographic

- Secures a strong position in the world's fourth largest management consulting market place which is forecast to grow at 7.2 per cent. in 2007 (2)
- Gives access to a client base of leading French businesses, requiring services in France and internationally
- Diversifies the Group's geographic focus by increasing its European

presence

• Creates a strong platform for further continental European growth

Financial

• Adds a well-managed and profitable business with growing revenues

• Expected to be earnings and operating margin enhancing in 2007 (3)

• Creates an opportunity to reduce unit infrastructure costs

• Reduces exposure to US dollar earnings

• Offers more balanced revenue mix in terms of market and type of services

• Improves capital structure by introducing debt at a level which will not constrain strategy implementation

Commenting on today's announcement, Rolf Stomberg, Chairman of MCG, said:

''This acquisition is a significant step in the execution of the Group's strategy. Ineum has an outstanding reputation for first class consulting and we are confidant that this will be an excellent combination that will bring benefits for all stakeholders.''

Kevin Parry, Chief Executive of MCG, said:

''I am delighted to welcome the Ineum management and staff to the Group. By combining the businesses we will significantly enhance the portfolio of services we are able to offer to existing and prospective clients. Furthermore the acquisition creates a strong platform for further growth by providing access to a new quality client base in the world's fourth largest consulting marketplace.''

Didier Taupin, Chief Executive of Ineum, said:

''We look forward to working with MCG to grow and develop the business. Our clients are the major French companies and we will now be able to serve both their local and international requirements even more comprehensively.''

Shareholder approvals

The proposed Acquisition constitutes a Class 1 transaction under the Listing Rules. Accordingly, it is subject to the approval of Shareholders, which is to be sought at an Extraordinary General Meeting expected to be held on 30 August 2006. Approval will also be sought at the Extraordinary General Meeting for various other proposals described in the main body of this announcement.

A circular (also comprising a prospectus for the purposes of Part VI of the FSMA) (the ''Circular'') containing full details of the proposed Acquisition and other proposals is expected to be sent to Shareholders on or shortly after 7 August 2006.

Trading update and interim results

The Company currently anticipates releasing its results for the six-month period ended 30 June 2006 at the same time as it posts the Circular to Shareholders, on or shortly after 7 August 2006.

As indicated on 12 May 2006, the Group has made significant progress. Proudfoot Consulting has performed well with all geographies delivering strong revenue growth. Parson Consulting has shown good revenue growth in all areas with the exception of North America, where it has suffered from a combination of a softer

than expected market and prospecting deficiencies in the sales function.

Overall, results for the first half are expected to be in line with expectations.

The information in this summary should be read in conjunction with the main body of this announcement.

There will be an analysts' presentation at 9.30 a.m. today at the offices of MCG on the 6th Floor of Fleet Place House, 2 Fleet Place, Holborn Viaduct, London EC4M 7RF.

Enquiries

Management Consulting Group PLC

Kevin Parry	Chief Executive	020 7710 5000
Chris Povey	Head of M&A	
Mark Currie	Finance Director	

Rothschild (financial adviser and sponsor)

Sian Westerman	020 7280 5000
Dominic Epton	

Hoare Govett Limited (corporate broker)

Neil Collingridge	020 7678 8000
John MacGowan	

Maitland

Suzanne Bartch	020 7379 5151
Peter Ogden	

N M Rothschild & Sons Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and sponsor to MCG and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than MCG for providing the protections afforded to clients of N M Rothschild & Sons Limited or for giving advice in relation to such matters.

Hoare Govett Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as corporate broker to MCG and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than MCG for providing the protections afforded to clients of Hoare Govett Limited or for giving advice in relation to such matters.

The contents of this announcement which have been prepared by and are the sole responsibility of MCG have been approved by N M Rothschild & Sons Limited solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

This announcement includes statements that are, or may be deemed to be, ''forward-looking statements''. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ''believes'', ''estimates'', ''plans'', ''anticipates'', ''targets'', ''aims'', ''continues'', ''expects'', ''intends'', ''may'', ''will'', ''would'' or ''should'', or in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement

and include statements regarding the Company's, or the Group's intentions, beliefs or current expectations concerning, among other things, the Company's, or the Group's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the Company or the Group operates. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation: conditions in the markets, market position of the Company or the Group, earnings, financial position, cash flows, return on capital and operating margins, anticipated investments and capital expenditures, changing business or other market conditions and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the plans and events described in this announcement. Forward-looking statements contained in this announcement based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Subject to any requirement of the UK Listing Authority or London Stock Exchange or as a matter of law, neither MCG nor Rothschild undertakes any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Undue reliance should not be placed on forward-looking statements, which speak only as of the date of this announcement.

The New Ordinary Shares have not been and will not be registered for sale under the United States Securities Act of 1933 (the "Securities Act"). This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the New Ordinary Shares, nor shall there be any sale of the New Ordinary Shares in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The New Ordinary Shares are to be offered to shareholders of Ineum in transactions outside the United States in reliance on Regulation S under the Securities Act. The New Ordinary Shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Notes to Editors

MCG currently comprises two businesses: Proudfoot Consulting and Parson Consulting.

Proudfoot Consulting helps clients to achieve significant increases in profitability through the implementation of operational improvements leading to increased sales, lower operating and overhead costs, greater output and lower capital expenditure. Its clients include BP, National Australia Bank, Newmont Mining, PSA, Peugeot-Citroen and Societe Generale.

Parson Consulting specialises in financial management consultancy. It is free of auditing conflicts and provides Sarbanes-Oxley compliant services. It has four service lines: governance and risk management, operational financial management, strategic financial management and transaction support. Its clients include Avis, Citigroup, Ford, General Mills, Kingfisher, Shell and Warner Bros.

Not for release, publication, or distribution in or into the United States of America, Australia, Canada or Japan.

FOR IMMEDIATE RELEASE

Management Consulting Group PLC

1. Introduction

Management Consulting Group PLC (''MCG'' or the ''Company''), the international management consultancy group, today announces that it has entered into a conditional agreement whereby it will acquire the entire issued share capital of Ineum, the largest independent national management consultancy practice in France (excluding IT systems integrators and outsourcing practices)1.

The total consideration agreed for the Acquisition is €120 million (£81.9 million), which will be satisfied by the payment of €54.0 million (£36.9 million) in cash and the issue of 81,020,798 New Ordinary Shares. The number of New Ordinary Shares to be issued was determined on the basis of the average pounds to euros exchange rate and average Closing Price of Ordinary Shares over the 30 trading days prior to 25 July 2006. In addition, a maximum of €13.8 million (£9.4 million) of net debt will be assumed and refinanced upon completion of the Acquisition.

The cash element of the consideration and the refinancing of the assumed debt will be partially satisfied out of MCG's existing cash resources and partially through a new £30 million multicurrency debt facility. In addition, a new working capital facility of £20 million will be available to the Enlarged Group. These facilities will be provided by MCG's relationship bank, Barclays Bank Plc.

The Board believes that the Acquisition is a key development in the execution of the Group's strategic goal to be a multidisciplinary consulting and professional services group and will broaden and deepen its existing offerings whilst diversifying the risks of the Group.

The proposed Acquisition constitutes a Class 1 transaction under the Listing Rules. Accordingly, it is subject to the approval of Shareholders, which is to be sought at the Extraordinary General Meeting.

Those of Ineum's shareholders who are receiving New Ordinary Shares as part of their consideration, namely the Ineum Partners and Jacques Manardo (non-executive chairman of Ineum), will, immediately following completion of the Acquisition, together hold 81,020,798 Ordinary Shares representing 29.9 per cent. of the Enlarged Share Capital of MCG. Such persons will be deemed to be persons acting in concert for the purposes of the Takeover Code until the Panel determines otherwise.

2. Information on MCG

The Group currently comprises two specialist consultancies: Proudfoot Consulting and Parson Consulting.

Proudfoot Consulting implements sustainable operational improvements at no net annualised cost to its clients through process improvements, People SolutionsTM and management operating systems. The successful combination of these three disciplines results in installed change. The change process is project managed using the proprietary technique of Co-Venture(R) which, through partnership with Proudfoot Consultant's clients, accelerates the pace of change from the consulting engagement.

Parson Consulting develops excellence in finance and operations. It assists chief financial officers by providing valuable financial information and insight into stakeholders through strategic finance, accounting and finance operations, governance and risk management, and corporate finance support. It does not undertake auditing or resell software and is therefore free of conflicts of interest.

The businesses of the Group are primarily focussed on the main geographical

markets for consulting services, which are currently North America and Europe, and, in addition, provide services in other smaller consulting markets such as Australia, Brazil, China and South Africa.

3. Background to, and reasons for, the Acquisition

The Group's strategy is to:

- operate and continually invest in its consultancies and its people to deliver profitable, sustainable revenue growth that is ahead of the market rates of growth for the consultancy sector; and

- acquire consultancies that either diversify the range of consulting offerings available to clients or deepen the coverage of existing Group offerings. Each consulting offering goes to market through its own brand and is operated separately with its own dedicated management team.

Group management co-ordinates the introduction of clients as between the different offerings and seeks to communicate clearly, fairly and regularly with all of its stakeholders.

The proposed Acquisition secures a high quality consulting practice focused on France, a key European management consulting market place.

Ineum has client relationships with a vast majority of the companies in the current CAC 40 (the index of the 40 largest companies by market capitalisation on the Paris stock market) as well as with 28 of the current 39 French Global Fortune 500 companies, and has, to some extent, been constrained by its lack of international presence.

Ineum goes to the market via its industry consulting groups and as a financial management consultancy. Financial management consulting comprises nine partners and approximately 125 professionals. Its services are similar to those of Parson Consulting, but are more developed and more extensive in France when compared with the existing small French business of Parson Consulting. It is proposed that the financial management practice of Ineum will be combined with that of Parson Consulting to provide a step change in the French, European and worldwide operations. The combined business will trade as Parson Consulting.

Ineum's industry led business will continue to trade under the Ineum brand. This provides a third consulting offering with industry specialisms.

MCG will continue to invest in the Parson Consulting and Ineum offerings through recruitment of suitably qualified and experienced people and will continue to seek bolt-on acquisitions of suitable management consulting businesses.

The Chief Executive Officer of Parson Consulting and Ineum will be Didier Taupin. He has been President of Ineum since its foundation in 2003, and has an accomplished track record of growing profitable revenue. Rick Fumo, currently Chief Executive Officer of Parson Consulting, has indicated a desire to retire from his position but continue to work with specific clients and will act as Chairman of the advisers to Parson Consulting. The Group Chief Executive has agreed that Mr Fumo may resign as Chief Executive Officer of Parson Consulting with effect from the date of completion of the Acquisition, but he will continue to manage some important client accounts, assist with the integration of the financial management businesses of Parson and Ineum and work with the Company's North American advisers.

In addition, Miguel de Fontenay, currently Vice Chairman of Ineum Consulting, who has overall market and sales responsibilities for Ineum and each of the leaders of Ineum's industry led and functional expertise groups, will enhance the depth of the Group's management capabilities. Mr Fontenay will be appointed as Senior Vice President of Sales and Global Accounts and will, in addition to his existing responsibilities, co-ordinate the cross-selling of the Group's

services to clients of the three Group consultancies.

4. Benefits of the Acquisition

The Board believes that the Acquisition is a key development in the execution of the Group's strategic goals. In particular, the Board believes the Acquisition will have the following key benefits:

Operational

- Secures France's largest independent national management consultancy (excluding IT systems integrators and outsourcing practices)
- Broadens the Group's range of consulting offerings - industry led business consulting introduced
- Strong Ineum brand raises the Group's profile in Europe
- Strengthens existing service offerings in France, creating a significant financial management practice in two of the three largest European markets
- A platform from which to grow industry-led business consulting
- Deepens the Group's talent pool with internationally experienced partners

Geographic

- Secures a strong position in the world's fourth largest consulting market place which is forecast to grow at 7.2 per cent. in 2007 (2)
- Gives access to a client base of leading French businesses, requiring services in France and internationally
- Diversifies the Group's geographic focus by increasing its European presence
- Creates a strong platform for further continental European growth

Financial

- Adds a well-managed and profitable business with growing revenues
- Expected to be earnings and operating margin enhancing in 2007[3]
- Creates an opportunity to reduce unit infrastructure costs
- Reduces exposure to US dollar earnings
- Offers more balanced revenue mix in terms of market and type of services
- Improves capital structure by introducing debt at a level which will not constrain strategy implementation

5. Information on Ineum

Background

Ineum is the largest independent national management consultancy practice in France (excluding IT systems integrators and outsourcing practices)[1]. It was created out of the consultancy practice of Deloitte France in 2003, due to French regulatory changes that restricted the range of services an audit firm is able to provide to its audit clients.

Since becoming independent, Ineum has developed a reputation in the French market place for providing high quality consulting services. Ineum's independence gives it a greater ability to service clients, compared with many of its competitors, because it does not suffer from the actual or perceived conflicts of interest associated with the large multidisciplinary firms that provide consulting, auditing and other services.

Operations

Ineum provides, through its industry groups, a broad range of consulting services relevant to specific industries like operational strategy, marketing and sales, supply chain management, IT and programme management and non-industry specific functional expertise in the financial management area. Its industry groups provide relevant services to the financial, public, manufacturing, consumer goods, energy and utilities, telecommunications and media, transportation and middle-market sectors.

Services are primarily provided from Ineum's head office in Paris. In addition, there are French offices in Lyon, Marseille and Nantes. In the past 12 months, additional offices have been opened in Brussels and Luxembourg.

Ineum serves the vast majority of major French companies in the CAC 40, including BNP Paribas, EDF, Schneider, Societe Generale, Veolia and Vivendi. The company provides services primarily in France, Belgium and Luxembourg.

The size of the French market place for management consulting is estimated to be €3.1 billion (2). Ineum is estimated to have a 3 per cent. French market share (1)(2). Kennedy Information, Inc., a leading commentator on the consulting marketplace, estimates that the French management consulting market will grow by approximately 7.2 per cent. in 2007 (2) compared with a compound average growth rate during the period 2004 to 2007 of 6.3 per cent. per annum (2). The industry groupings account for approximately 75 per cent. of Ineum's total revenue. The biggest industry group is the financial services industry sector. The other industry groupings are the public sector, manufacturing, energy and utilities, telecommunications/media, transportation and the middle market. The financial management consultancy practice accounts for the other 25 per cent. of Ineum's total revenues.

Management and employees

Jacques Manardo has been the non-executive chairman (President du Conseil de Surveillance) of Ineum since 2003. Didier Taupin, who was appointed as President of Ineum at the same time, is responsible for managing the company. He is assisted by Miguel de Fontenay, the Vice Chairman of Ineum Consulting, who joined Ineum in 2004 from Cap Gemini. Following completion, the management of Ineum will be structured on the basis described above in paragraph 3.

The employees of the business who are also shareholders are referred to as ''partners''. Since 2003, the business has developed with the admission of new partners through both lateral hires from other firms and internal promotions. There are currently 42 partners who, together with other senior employees, in aggregate own approximately 49.7 per cent. of the equity of Ineum. The remaining equity is owned by Mr Manardo (as to approximately 2.1 per cent) and by 3i Funds and Tecnet Participations (as to approximately 48.2 per cent.).

Ineum employs approximately 675 people.

6. Summary financial information on Ineum

Ineum had consolidated gross assets as at 31 May 2006 of €94.2 million (£64.3 million) and profits before tax for the year ended 31 May 2006 of €10.3 million (£7.0 million) (as extracted from Ineum's audited IFRS accounts for the year ended 31 May 2006).

The revenue, operating profit (before and after non-recurring items) and operating profit margin (before non-recurring items) for the three years ended 31 May 2006 are summarised below.

	Years ended 31 May		
	2004	2005	2006
	€	€	€
	'000	'000	'000
Revenue	81,130	86,425	105,039
Operating profit before non-recurring items	3,318	6,953	12,063
Operating profit after non-recurring items	3,155	7,641	11,017
Operating profit margin before non-recurring items	4.1%	8.0%	11.5%

The Circular will contain audited historical financial information on Ineum for the three years ended 31 May 2006.

7. Financial effects of the Acquisition

MCG proposes to finance the Acquisition from its existing cash resources, new bank borrowing facilities and through the issue of the New Ordinary Shares to the Ineum Partners and Mr Manardo.

The Board believes that the Acquisition will enhance earnings per share in the year to 31 December 2007. This statement is not intended to constitute a profit forecast and should not be interpreted to mean that the actual earnings of the Enlarged Group following the Acquisition will necessarily match or exceed the historic published earnings.

It is envisaged that one-off costs (excluding fees in relation to the Acquisition) estimated to amount to €5.5 million (£3.8 million) in aggregate associated with the integration of Ineum into the Group will be incurred in the financial year ending 31 December 2006 and subsequent financial year.

8. Additional Director

Upon completion of the Acquisition, the Board has agreed, pursuant to the terms of the Relationship

Agreement, that Jacques Manardo, the non-executive chairman of Ineum, will join the Board as a non-executive Director.

Mr Manardo, aged 60, holds a masters degree in private law and is a qualified accountant. He was formerly chairman and chief executive officer of Deloitte & Touche France and Europe and a member of its worldwide executive committee. He is chairman of GEM Group, a holding company which he founded in 2001 and which consists of a number of start-up businesses with different service offerings. He has served as a board member of the IMD School in Lausanne and of the World Business Council for Sustainable Development in Geneva and has been a member of the International Accounting Standards Committee strategy working party. He has been a non-executive director of Fortis since 2004. He is decorated with the Chevalier de la legion d'honneur. He currently serves as the non-executive chairman of Ineum.

Mr Manardo has entered into a conditional letter of appointment with the Company dated 25 July 2006. His appointment to the Board as a non-executive Director is conditional upon completion of the Acquisition. The appointment will last until either Mr Manardo resigns, is not re-appointed nor deemed reappointed following retirement in accordance with the Company's Articles of Association or is otherwise removed in accordance with the Act or the Company's Articles of Association. The agreement provides for a fee per annum at a rate to be agreed at the Company's December board meeting each year. The rate applicable for the 2006 financial year is £30,000. In addition, it has been agreed that he will be

paid a yearly retainer of €25,000 for additional advisory services to be provided to the Group. In the light of Mr Manardo's previous duties with Ineum he will not be considered to be an independent Director. As a non-independent non-executive Director, Mr Manardo is also eligible to receive at the Board's discretion additional fees for additional services to be provided to the Group.

Mr Manardo will stand for re-election as a non-executive Director at the next annual general meeting of the Company.

In accordance with LR9.6.15G of the Listing Rules, the Company confirms that there are no further matters to be reported under LR9.6.13R of the Listing Rules.

9. Summary terms of the Acquisition

The principal agreements relating to the Acquisition are (i) the Acquisition Agreement (ii) the Relationship Agreement and (iii) the Escrow Agreement. Summaries of the key terms of these agreements are set out below.

Acquisition Agreement

Under the Acquisition Agreement, MCG has conditionally agreed to purchase all of the outstanding share capital of Ineum from the Ineum Partners, Jacques Manardo, the 3i Funds and Tecnet Participations in return for a total consideration of €120 million (£81.9 million), which will be satisfied by the payment of €54.0 million (£36.9 million) in cash and the issue of 81,020,798 New Ordinary Shares to the Ineum Partners and Mr Manardo on completion of the Acquisition. Representations and warranties of a usual nature have been given by the Ineum Partners.

Completion of the Acquisition Agreement is conditional upon, inter alia:

- the passing of resolutions necessary to approve the Acquisition and to authorise the issue of the New Ordinary Shares at the Extraordinary General Meeting; and

- the Escrow Agreement and the Relationship Agreement becoming unconditional except insofar as any condition relates to the Acquisition Agreement becoming unconditional.

Completion of the Acquisition will take place shortly after satisfaction of the above conditions precedent, and is expected to occur on 1 September 2006.

The Ineum Partners and Mr Manardo will, immediately following completion, together hold 81,020,798 Ordinary Shares representing 29.9 per cent. of the Enlarged Share Capital of MCG. Such persons will be deemed to be persons acting in concert for the purposes of the Takeover Code until the Panel determines otherwise.

Relationship Agreement

Under the terms of the Relationship Agreement, which will be entered into prior to completion of the Acquisition, MCG and the Ineum Partners will agree upon the strategic direction of the Enlarged Group and to certain restrictions in respect of the New Ordinary Shares.

Rights and obligations under the Relationship Agreement will be conditional upon, inter alia, the Acquisition Agreement becoming wholly unconditional in all respects (except for any condition relating to the Relationship Agreement becoming unconditional).

a) Lock-up Undertakings

Each Ineum Partner will agree, subject to certain limited exceptions, not to

dispose of any New Ordinary Shares within four years of completion of the Acquisition.

Subject to the provisions outlined below relating to claw back and the strategic plan, (i) each Ineum Partner may dispose of up to 50 per cent. of his New Ordinary Shares after the third anniversary of completion of the Acquisition and (ii) after the fourth anniversary of completion of the Acquisition, all New Ordinary Shares will be released from any restrictions on disposal.

b) Claw Back

In the event that an Ineum Partner ceases to be employed by Ineum or the MCG Group (except if as a result of retirement, permanent disability or death), certain of the New Ordinary Shares held by such Ineum Partner will be gifted back by the relevant Ineum Partner to MCG on the basis of (i) 75 per cent. in year one; (ii) 60 per cent. in year 2; (iii) 45 per cent. in year three; and (iv) 30 per cent. in year 4.

In the event that an Ineum Partner ceases to be employed by Ineum or the MCG Group as a result of personal performance issues or redundancy of the occupied position, certain of the New Ordinary Shares held by such Ineum Partner will be gifted back by the relevant Ineum Partner to MCG on the basis of (i) 50 per cent. in year 1; (ii) 35 per cent. in year 2; and (iii) 20 per cent. in years 3 and 4.

Except where the requirement to gift back shares arises from a personal performance issue, such gifting back of New Ordinary Shares will result in all remaining obligations and liabilities of the relevant Ineum Partner in relation to the Acquisition Agreement, the Relationship Agreement and the Escrow Agreement terminating other than with respect to certain undertakings in the Acquisition Agreement.

c) Strategic Plan

MCG will agree to use its reasonable endeavours for four years from completion of the Acquisition to follow the strategy set out below in respect of the MCG Group.

MCG will seek to expand with different types of consulting and professional services to complement the existing divisions of Proudfoot Consulting (operational improvement); Parson Consulting (financial management); Ineum Consulting (industry sector led consulting). The Group does not intend to diversify into outsourcing and other consulting businesses that might create a conflict of interest or perceived conflict of interest with the existing MCG businesses. MCG will seek to reflect the broad geographic balance of the world's consulting spend. The transatlantic axis will be crucial with Europe and North America being reasonably balanced and there is a commitment to grow in Asia Pacific as that geography takes on greater world significance. MCG's objective is to deliver shareholder value over the medium term by acquisition and organic revenue and margin growth as a multidisciplinary consulting and professional services group.

Under the Relationship Agreement, if after extensive consultations with the Board, Mr Manardo determines (acting in good faith) that there has been a material change in the strategy, the Ineum Partners are released from their obligations under the Relationship Agreement and the New Ordinary Shares held from time to time by the Ineum Partners will be voted as a single block by Mr Taupin (or his replacement from time to time) on behalf of all Ineum Partners in such manner as the Ineum Partners determine.

d) Succession to Mr Manardo

Mr Manardo will be appointed to the Board on completion of the Acquisition. If Mr Manardo ceases to be a Director within four years from the date of completion

of the Acquisition, Mr Taupin (or his replacement from time to time) is entitled to put forward a suitably qualified and experienced replacement candidate for consideration. If such candidate is not appointed, a further candidate can be put forward and if such further candidate is not appointed then Mr Taupin will be put forward. If the Board fails to approve the appointment of any of these candidates then the Escrow Agreement and the lock-up and claw back arrangements in the Relationship Agreement will be unconditionally released and the New Ordinary Shares held thereafter from time to time by the Ineum Partners will unconditionally and irrevocably be voted at any general meeting of the MCG shareholders on any resolution as a single block by Mr Taupin (or his replacement from time to time) on behalf of all the Ineum Partners.

Escrow Agreement

The Escrow Agreement will be executed between the Ineum Partners, MCG and a suitable escrow agent on or immediately before the date of completion of the Acquisition. The Escrow Agreement will provide for an escrow agent to hold share certificates and stock transfer forms relating to the New Ordinary Shares in escrow and, in circumstances where MCG has a warranty claim under the Acquisition Agreement or a right to claw back shares under the Relationship Agreement, will sell certain of the New Ordinary Shares or release them to MCG.

Further details of the Acquisition Agreement, the Escrow Agreement and the Relationship Agreement will be set out in the Circular.

The French works councils of each of Ineum and MCG have been appropriately consulted and provided with information in relation to the Acquisition.

10. Employee retention

The Board recognises the importance of retaining key people in the business and aligning their interests with those of the Shareholders generally. For that reason, the consideration payable to the Ineum Partners is primarily by way of New Ordinary Shares that cannot be realised until the third or fourth anniversaries following completion of the Acquisition, as described above in paragraph 9. In addition, there is a proposal for the adoption of a French Sub-Plan to the Proudfoot PLC 1998 Executive Share Option Scheme to allow the grant of options to French resident employees, as described below in paragraph 11.

11. Amendments to Existing Share Option Scheme

The following amendments are proposed to be made to the Proudfoot PLC 1998 Executive Share Option Scheme, subject to Shareholder approval at the forthcoming EGM of the Company:

(a) An amendment to increase the headroom capacity under the Proudfoot PLC 1998 Executive Share Option Scheme. The cash consideration for the Acquisition has the effect of reducing proportionately the ability of MCG to grant options under the Proudfoot PLC 1998 Executive Share Option Scheme to both existing employees of the Group and Ineum employees, as the share capital from which the headroom limits under the Scheme will not increase in size proportionate to the size of business acquired. Rather than create separate employee retention pools (as agreed by shareholders in previous transactions), the Board is seeking Shareholders' approval to increase the capacity for granting options to Group employees by an amount which approximately equates to the cash component of the consideration payable for the Acquisition. In aggregate, this will allow the granting of unfunded share options over approximately 12.8 per cent. of the enlarged fully diluted share capital of the Company.

(b) An amendment to allow MCG to satisfy the exercise of options granted under the Proudfoot PLC 1998 Executive Share Option Scheme by issuing or procuring the transfer of only that number of Ordinary Shares which has a value,

at the time of the exercise of the options, equal to the net gain resulting from the exercise - that is, the amount by which the market value of the Ordinary Shares over which the optionholder is exercising his or her options exceeds the total exercise price payable for those Ordinary Shares. The aim of the proposal is to reduce the need to issue new Ordinary Shares under the Proudfoot PLC 1998 Executive Share Option Scheme, thereby reducing the dilutive effect of the Scheme.

(c) The adoption of a French Sub-Plan to the Proudfoot PLC 1998 Executive Share Option Scheme to allow the grant of options to French resident employees on modified terms that should enable both the employees and MCG to obtain more beneficial tax treatment in respect of their options. The rules of the French Sub-Plan would prevent the exercise of vested options at any time when the Ineum Partners' and Mr Manardo's aggregate holding following exercise would exceed 30 per cent. of the then ordinary share capital of the Company.

(d) Additional amendments to take into account developments in law and practice since the adoption of the Proudfoot PLC 1998 Executive Share Option Scheme, including in particular amendments to take into account new age discrimination legislation.

The existing employee share ownership trust of MCG, the Proudfoot Employee Share Ownership Trust, is an onshore employee share ownership trust. It is common practice for employee share ownership trusts to be located in offshore jurisdictions to prevent capital gains tax charges arising within the trust. The Board are considering the tax implications further of having the existing trust onshore and are considering whether it may be better to set up a new employee share ownership trust offshore or transfer the residency of the Proudfoot Employee Share Ownership Trust offshore. Accordingly the Board is also seeking authority for the adoption of a new employee share ownership trust to be set up offshore.

12. Details of banking facilities

The Company has entered into a new, secured, multi-currency committed term facility for £30 million and a new revolving, secured, multi-currency, committed credit facility for £20 million arranged by Barclays Bank Plc. The purpose of the new term loan is to finance acquisitions made prior to 15 September 2006. The purpose of the revolving credit facility is to provide working capital facilities to the Enlarged Group.

Further details of the new debt facilities will be set out in the Circular.

13. MCG trading update on 12 May 2006

MCG released a trading update on 12 May 2006 which contained the following statement:

''Revenue for the first four months of the year is in line with the Board's expectations and is significantly ahead of the same period of 2005.

The Proudfoot Consulting business has made very good progress in all geographic regions. The slow start to the year in Parson North America has continued as Sarbanes Oxley related work has been completed and the transition to other services continues. Our strategy of expanding the Parson offering and geographies beyond the US has limited the impact of this softening in the US market.

We anticipate that similar trading conditions will prevail for the remainder of the first half and that accordingly group revenue for the half year will be significantly ahead of the same period last year.''

14. The Extraordinary General Meeting

An Extraordinary General Meeting of MCG is expected to be held on 30 August 2006 for the purpose of considering and, if thought fit, passing the following resolutions in connection with the proposals outlined above:

(a) the approval of the Acquisition;

(b) the approval of the increase in the authorised share capital of the Company;

(c) the authorisation of the Directors to allot relevant securities subject to the usual statutory limitations;

(d) the disapplication of the statutory pre-emption rights contained in section 89 of the Act in relation to the allotment of equity securities for cash subject to the usual statutory limitations;

(e) the approval of amendments to the rules of the Proudfoot PLC 1998 Executive Share Option Scheme and authorisation of the adoption of a new employee share ownership trust; and

(f) the approval and adoption of the French Sub-Plan to the Proudfoot PLC 1998 Executive Share Option Scheme.

Details of the Extraordinary General Meeting will be set out in the Circular.

Further details in relation to the Acquisition (and other proposals) will be set out in the Circular which is expected to be sent to Shareholders on or shortly after 7 August 2006, together with a notice convening the Extraordinary General Meeting.

Enquiries

Management Consulting Group PLC

Kevin Parry	Chief Executive	020 7710 5000
Chris Povey	Head of M&A	
Mark Currie	Finance Director	

Rothschild (financial adviser and sponsor)

Sian Westerman	020 7280 5000
Dominic Epton	

Hoare Govett Limited (corporate broker)

Neil Collingridge	020 7678 8000
John MacGowan	

Maitland

Suzanne Bartch	020 7379 5151
Peter Ogden	

N M Rothschild & Sons Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and sponsor to MCG and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than MCG for providing the protections afforded to clients of N M Rothschild & Sons Limited or for giving advice in relation to such matters.

Hoare Govett Limited, which is authorised and regulated in the United Kingdom by

the Financial Services Authority, is acting as corporate broker to MCG and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than MCG for providing the protections afforded to clients of Hoare Govett Limited or for giving advice in relation to such matters.

The contents of this announcement which have been prepared by and are the sole responsibility of MCG have been approved by N M Rothschild & Sons Limited solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

This announcement includes statements that are, or may be deemed to be, ''forward-looking statements''. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ''believes'', ''estimates'', ''plans'', ''anticipates'', ''targets'', ''aims'', ''continues'', ''expects'', ''intends'', ''may'', ''will'', ''would'' or ''should'', or in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include statements regarding the Company's, or the Group's intentions, beliefs or current expectations concerning, among other things, the Company's, or the Group's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the Company or the Group operates. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation: conditions in the markets, market position of the Company or the Group, earnings, financial position, cash flows, return on capital and operating margins, anticipated investments and capital expenditures, changing business or other market conditions and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the plans and events described in this announcement. Forward-looking statements contained in this announcement based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Subject to any requirement of the UK Listing Authority or London Stock Exchange or as a matter of law, neither MCG nor Rothschild undertakes any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Undue reliance should not be placed on forward-looking statements, which speak only as of the date of this announcement.

The New Ordinary Shares have not been and will not be registered for sale under the United States Securities Act of 1933 (the "Securities Act").
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the New Ordinary Shares, nor shall there be any sale of the New Ordinary Shares in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The New Ordinary Shares are to be offered to shareholders of Ineum in transactions outside the United States in reliance on Regulation S under the Securities Act. The New Ordinary Shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:

''3i Funds''	3i Europartners III and 3i Coinvest III, both being Fonds Commun de Placement a Risques organised under French law

''Act'' or ''Companies Act''	the Companies Act 1985 (as amended)
''Acquisition''	the proposed acquisition of the entire issued share capital of Ineum
''Acquisition Agreement''	the conditional share purchase agreement dated 25 July 2006 between the Ineum Partners, Mr Manardo, the 3i Funds, Tecnet Participations and MCG
''Board'' or ''Directors''	the board of directors of the Company
''Closing Price''	the closing middle market quotation of an Existing Ordinary Share as derived from the Daily Official List published by the London Stock Exchange
''Company'' or ''MCG''	Management Consulting Group PLC
''EBITDA''	earnings before interest, taxes, depreciation and amortisation
''Enlarged Group''	the Group as enlarged by the Acquisition
''Enlarged Share Capital''	the issued ordinary share capital of the Company, as enlarged by the allotment and issue of the New Ordinary Shares
''Existing Ordinary Shares''	the 189,951,771 Ordinary Shares currently in issue
''Extraordinary General Meeting'' or ''EGM''	the extraordinary general meeting of the Company expected to be held on 30 August 2006, notice of which will be set out in the Circular
''Escrow Agreement''	the escrow agreement to be entered into by MCG, the Ineum Partners and a suitable escrow agent on or immediately before completion of the Acquisition
''Euro'' or ''€''	the lawful currency of the participating member states of the European Union
''FSMA''	the Financial Services and Markets Act 2000, as amended
''Group'' or ''MCG Group''	the Company and its subsidiary undertakings
''Ineum''	Ineum Conseil et Associes SA, a societe anonyme organised under the laws of France
''Ineum Partners''	the holders of the shares in Ineum immediately prior to completion of the Acquisition other than the 3i Funds, Tecnet Participations and Mr Manardo
''Listing Rules''	the listing rules issued by the UK Listing Authority under section 73A of FSMA
''London Stock Exchange''	London Stock Exchange plc
''New Ordinary Shares''	the 81,020,798 new Ordinary Shares to be issued pursuant to the Acquisition
''Ordinary	ordinary shares of 25 pence each in the capital of the Company

Shares''

''Panel''	the Panel on Takeovers and Mergers
''Proposed Director''	Jacques Manardo who is proposed to be appointed as an additional non-executive Director of the Company on completion of the Acquisition
''Relationship Agreement''	the conditional agreement to be entered into on or before completion of the Acquisition between the Ineum Partners and MCG relating, inter alia, to the lock-up arrangements and the strategy of MCG following completion of the Acquisition
''Shareholders''	holders of Ordinary Shares
''Sterling'' or ''£''	the lawful currency for the time being of England, Wales and Scotland
''Takeover Code''	the Takeover Code of the Panel
''Tecnet Participations''	Tecnet Participations, a societe unipersonnelle a responsabilite limitee organised under the laws of France
''UK Listing Authority''	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of FSMA
''United Kingdom'' or ''UK''	the United Kingdom of Great Britain and Northern Ireland
''United States'' or ''US''	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

Save where otherwise provided, the exchange rate used to convert amounts in this document denominated in Euros into amounts denominated in UK pounds sterling is as follows: €1.4655 to £1.

----

1 Source: ''Consulting Opportunities in France and Belgium: Key Data, Forecasts & Trends'' published by Kennedy Information, Inc., 2006 (page 100).

2 Source: ''Consulting Opportunities in France and Belgium: Key Data, Forecasts & Trends'' published by Kennedy Information, Inc., 2006 (page 51).

3 This statement is not intended to constitute a profit forecast and should not be interpreted to mean that the actual earnings of the Enlarged Group following the Acquisition will necessarily match or exceed the historic published earnings.

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 18 A 6:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	15:08 19-Jun-06
Number	8229E

RNS Number:8229E
Management Consulting Group PLC
19 June 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received today notification from Barclays dated 15 June 2006 informing it that, as at 14 June 2006, Barclays (through its legal entities Barclays Life Assurance Company Limited,. Barclays Global Investors Limited, Barclays Capital Securities Limited and Gerrard Limited) had a total interest in 8,009,108 ordinary shares representing 4.22% of the issued share capital of the Company.

19 June 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

RECEIVED
2007 SEP 18 A 6:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Second Price Monitoring Ext
Released	16:45 19-May-06
Number	3044D

RNS Number:3044D
Management Consulting Group PLC
19 May 2006

A second Price Monitoring Extension has been activated in this security.

A second Price Monitoring Extension is activated when the auction matching proces price that is a pre-determined percentage above or below the base price. The auct further 5 minutes.

For details of how base prices are set for each market, please refer to the Guide www.londonstockexchange.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Price Monitoring Extension
Released	16:42 19-May-06
Number	3038D

Management Consulting Group PLC

RNS Number:3038D
Management Consulting Group PLC
19 May 2006

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would
pre-determined percentage above or below the base price. The auction call period

For details of how base prices are set for each market, please refer to the Guide
www.londonstockexchange.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 FEB 13 A 4:59

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Result of AGM
Released	12:07 12-May-06
Number	8912C

RNS Number:8912C
Management Consulting Group PLC
12 May 2006

Management Consulting Group PLC
12 May 2006

RESULT OF AGM

Management Consulting Group plc ("the Company") hereby gives notification that, at the Annual General Meeting of the Company held today, all resolutions were duly passed.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Trading Statement
Released	07:00 12-May-06
Number	8623C

RNS Number:8623C
Management Consulting Group PLC
12 May 2006

Management Consulting Group PLC

Trading Update

Revenue for the first four months of the year is in line with the Board's expectations and is significantly ahead of the same period of 2005.

The Proudfoot Consulting business has made very good progress in all geographic regions. The slow start to the year in Parson North America has continued as Sarbanes Oxley related work has been completed and the transition to other services continues. Our strategy of expanding the Parson offering and geographies beyond the US has limited the impact of this softening in the US market.

We anticipate that similar trading conditions will prevail for the remainder of the first half and that accordingly group revenue for the half year will be significantly ahead of the same period last year.

For further information please contact:

Management Consulting Group PLC	
Kevin Parry, Chief Executive	020 7710 5000
Mark Currie, Finance Director	
The Maitland Consultancy	
Suzanne Bartch	020 7379 5151
Peter Ogden	

Notes To Editors

Management Consulting Group PLC (MMC.L) operates through two divisions: Proudfoot Consulting and Parson Consulting. Proudfoot Consulting specialises in operational improvement consulting and Parson Consulting specialises in financial management consulting. The businesses operate worldwide. For further information, visit www.mcgplc.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	18:18 10-May-06
Number	7859C

Management Consulting Group PLC

RNS Number:7859C
Management Consulting Group PLC
10 May 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 9 May 2006 from Morgan Stanley Securities Limited ("MSSL") informing it that, on 5 May 2006, MSSL acquired an interest in the shares that resulted in a total holding of 7,668,742 ordinary shares representing 4.04% of the issued share capital of the Company.

10 May 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	10:22 04-May-06
Number	4280C

Management Consulting Group PLC

RNS Number:4280C
Management Consulting Group PLC
04 May 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 2 May 2006 from Morgan Stanley Securities Limited ("MSSL") informing it that, on 27 April 2006, MSSL acquired an interest in the shares that resulted in a total holding of 5,736,669 ordinary shares representing 3.02% of the issued share capital of the Company.

4 May 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 18 A 6:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	16:03 24-Apr-06
Number	9002B

RNS Number:9002B
Management Consulting Group PLC
24 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED for TRUSTEES of BT PENSION SCHEME

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LTD 9,490,604
CHASE NOMINEES LTD 1,541,098

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

21 APRIL 2006

12. Total holding following this notification

11,031,702

13. Total percentage holding of issued class following this notification

5.813 %

14. Any additional information

NONE

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

24 APRIL 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	15:01 20-Apr-06
Number	7551B

Management Consulting Group PLC

RNS Number:7551B
Management Consulting Group PLC
20 April 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 11 April 2006 from Coal Pension Trustees informing it that, as at the close of business on 7 April 2006, the British Coal Staff Superannuation Scheme held an interest in 5,703,407 ordinary shares representing 3.01% of the issued share capital of the Company.

20 April 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 SEP 18 A 6:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	08:43 19-Apr-06
Number	6417B

RNS Number:6417B
Management Consulting Group PLC
19 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

SCHRODER INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

MANAGED ON A DISCRETIONARY BASIS FOR CLIENTS BY
SCHRODER INVESTMENT MANAGEMENT LIMITED,
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SCHRODER NOMINEES LIMITED 800,000
CHASE NOMINEES LIMITED 15,535,992
BRITISH COAL STAFF SUPERANNUATION 5,727,517
CHASE MANHATTAN BANK 9,327,993
MINEWORKERS PENSION SCHEME 6,258,715
UNIBANK TORVEGADE 70,000

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

14 APRIL 2006

12. Total holding following this notification

37,720,217 SHARES

13. Total percentage holding of issued class following this notification

19.874%

14. Any additional information

37,429,191 SHARES - SCHRODER INVESTMENT MANAGEMENT LIMITED
291,026 SHARES - SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD (A SUBSIDIARY OF SCHRODER INVESTMENT MANAGEMENT LIMITED)

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

19 APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	SAR 3 - Management Conslt
Released	11:48 10-Apr-06
Number	2831B

FORM SAR 3

DISCLOSURE OF ACQUISITIONS
(Rule 3 of The Rules Governing Substantial Acquisitions of Shares)

Name of acquirer	Schroders plc
Beneficial owner, if different from above	Clients under discretionary management agreements with Schroder Investment Management Limited and its associates and subsidiaries.
Names of any other persons acting by agreement or understanding (see SAR 5)	n/a
Company dealt in	Management Consulting Group
Class of voting shares (eg ordinary shares)	Ord 25p
Date of acquisition	07.04.06

Number of shares acquired	1,725,000
Number of rights over shares acquired #	n/a
Nature of rights over shares	n/a

Total holding of voting shares (and percentage of total voting shares in issue)	37,419,053 (19.747%)
Total holding of rights over shares (and percentage of total voting shares in issue)	n/a
Combined total holding (and percentage) of voting shares and rights over shares	37,419,053 (19.747%)

Date of disclosure	10.04.06
Contact name	Albion Onojobi

Telephone number	**020 7658 2962**

See the definition of "rights over shares" in the Definitions Section of the SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	16:51 06-Apr-06
Number	1586B

RNS Number:1586B
Management Consulting Group PLC
06 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

THE TRUSTEES of BT PENSION SCHEME, HERMES PENSIONS MANAGEMENT LIMITED and HERMES INVESTMENT MANAGEMENT LIMITED

(Note: The Trustees of the BT Pension Scheme control BriTel Fund Trustees Limited, which is the owner of Hermes Pensions Management Limited. Hermes Focus Asset Management Limited, Hermes Investment Management Limited, Hermes Assured Limited and Hermes SLP Limited are all subsidiaries of Hermes Pensions Management Limited.)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

(Note: Shares held on behalf of Royal Mail Pension Trustees Limited - 6,885,935 shares registered in the name of Posfund Nominees Limited - are managed by Hermes Investment Management Limited.)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LIMITED	10,525,872
POSFUND NOMINEES LIMITED	6,885,935
CHASE NOMINEES LIMITED	1,505,830

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

3 APRIL 2006

12. Total holding following this notification

18,917,637

13. Total percentage holding of issued class following this notification

9.968%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

6 APRIL 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	16:55 28-Mar-06
Number	5493A

Management Consulting Group PLC

RNS Number:5493A
Management Consulting Group PLC
28 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

THE TRUSTEES of BT PENSION SCHEME, HERMES PENSIONS MANAGEMENT LIMITED and HERMES INVESTMENT MANAGEMENT LIMITED

(Note: The Trustees of the BT Pension Scheme control BriTel Fund Trustees Limited, which is the owner of Hermes Pensions Management Limited. Hermes Focus Asset Management Limited, Hermes Investment Management Limited, Hermes Assured Limited and Hermes SLP Limited are all subsidiaries of Hermes Pensions Management Limited.)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

(Note: Shares held on behalf of Royal Mail Pension Trustees Limited - 7,053,623 shares registered in the name of Posfund Nominees Limited - are managed by Hermes Investment Management Limited.)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LIMITED	10,772,705
POSFUND NOMINEES LIMITED	7,053,623
CHASE NOMINEES LIMITED	1,505,830

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

27 MARCH 2006

12. Total holding following this notification

19,332,158

13. Total percentage holding of issued class following this notification

10.187%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

28 MARCH 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	16:50 28-Mar-06
Number	5487A

Management Consulting Group PLC

RNS Number:5487A
Management Consulting Group PLC
28 March 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 27 March 2006 from UBS AG informing it that, as at the close of business on 24 March 2006, UBS AG no longer had a notifiable interest in the issued share capital of the Company.

28 March 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	08:17 28-Mar-06
Number	4936A

Management Consulting Group PLC

RNS Number:4936A
Management Consulting Group PLC
28 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

THE TRUSTEES of BT PENSION SCHEME, HERMES PENSIONS MANAGEMENT LIMITED and HERMES INVESTMENT MANAGEMENT LIMITED

(Note: The Trustees of the BT Pension Scheme control BriTel Fund Trustees Limited, which is the owner of Hermes Pensions Management Limited. Hermes Focus Asset Management Limited, Hermes Investment Management Limited, Hermes Assured Limited and Hermes SLP Limited are all subsidiaries of Hermes Pensions Management Limited.)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

(Note: Shares held on behalf of Royal Mail Pension Plan - 8,267,231 shares registered in the name of Posfund Nominees Limited - are managed by Hermes Investment Management Limited.)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LIMITED 12,559,097
POSFUND NOMINEES LIMITED 8,267,231
CHASE NOMINEES LIMITED 1,505,830

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

24 MARCH 2006

12. Total holding following this notification

22,332,158

13. Total percentage holding of issued class following this notification

11.768%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

28 MARCH 2006

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	16:10 27-Mar-06
Number	4677A

Management Consulting Group PLC

RNS Number:4677A
Management Consulting Group PLC
27 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MANAGEMENT CONSULTING GROUP PLC

2. Name of shareholder having a major interest

SCHRODER INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

MANAGED ON A DISCRETIONARY BASIS FOR CLIENTS BY
SCHRODER INVESTMENT MANAGEMENT LIMITED,
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SCHRODER NOMINEES LIMITED 800,000
CHASE NOMINEES LIMITED 14,703,218
BRITISH COAL STAFF SUPERANNUATION 5,487,500
CHASE MANHATTAN BANK 8,135,686
MINEWORKERS PENSION SCHEME 5,634,622
UNIBANK TORVEGADE 70,000

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF 25P EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

23 MARCH 2005

12. Total holding following this notification

34,831,026 SHARES

13. Total percentage holding of issued class following this notification

18.357%

14. Any additional information

34,540,000 SHARES - SCHRODER INVESTMENT MANAGEMENT LIMITED
291,026 SHARES - SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD (A SUBSIDIARY OF SCHRODER INVESTMENT MANAGEMENT LIMITED)

15. Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16. Name and signature of authorised company official responsible for making this notification

KARIN MCLEAN

Date of notification

27 MARCH 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Annual Report and Accounts
Released	14:55 27-Mar-06
Number	4562A

RNS Number:4562A
Management Consulting Group PLC
27 March 2006

Management Consulting Group PLC (the "Company")

Annual Report and Accounts

A copy of the Annual Report and Accounts of the Company for the year ended 31 December 2005 has been submitted to the UK Listing Authority, and will shortly be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7066 1000

27 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	SAR 3 - Management Con Group
Released	11:58 20-Mar-06
Number	0501A

FORM SAR 3

DISCLOSURE OF ACQUISITIONS
(Rule 3 of The Rules Governing Substantial Acquisitions of Shares)

Name of acquirer	Schroders plc
Beneficial owner, if different from above	Clients under discretionary management agreements with Schroder Investment Management Limited and its associates and subsidiaries.
Names of any other persons acting by agreement or understanding (see SAR 5)	n/a
Company dealt in	Management Consulting Group
Class of voting shares (eg ordinary shares)	Ord 25p
Date of acquisition	17.03.06

Number of shares acquired	179,974
Number of rights over shares acquired #	n/a
Nature of rights over shares	n/a

Total holding of voting shares (and percentage of total voting shares in issue)	34,287,039 (18.094%)
Total holding of rights over shares (and percentage of total voting shares in issue)	n/a
Combined total holding (and percentage) of voting shares and rights over shares	34,287,039 (18.094%)

Date of disclosure	20.03.06
Contact name	Albion Onojobi

Telephone number	020 7658 2962

See the definition of "rights over shares" in the Definitions Section of the SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Director/PDMR Shareholding
Released	09:17 13-Mar-06
Number	6770Z

RNS Number:6770Z
Management Consulting Group PLC
13 March 2006

Management Consulting Group PLC ("the Company")

Director's Dealings

The Company has been informed that on 10 March 2006, Baroness Cohen of Pimlico, a non-executive director of the Company, purchased 13,000 ordinary shares of 25 pence each ("Ordinary Shares") at a price of 58.5 pence per Ordinary Share. Following this purchase, Baroness Cohen is beneficially interested in 61,800 Ordinary Shares representing 0.033 per cent. of the issued share capital of the Company.

13 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Director/PDMR Shareholding
Released	16:50 07-Mar-06
Number	4476Z

Management Consulting Group PLC

RNS Number:4476Z
Management Consulting Group PLC
07 March 2006

Management Consulting Group PLC ("the Company")

Directors' Dealings

The Company has been informed that on 6 March 2006 the following purchases of ordinary shares of 25 pence each ("Ordinary Shares") were made by directors:

Alan Barber, a non-executive director of the Company, purchased 42,000 Ordinary Shares at an average price of 58.70 pence per Ordinary Share. Following this purchase Mr Barber is beneficially interested in 150,000 Ordinary Shares representing 0.079 per cent. of the issued share capital of the Company;

Mark Currie, an executive director of the Company, purchased 40,000 Ordinary Shares at a price of 57.38 pence per Ordinary Share. Following this purchase Mr Currie is beneficially interested in 110,000 Ordinary Shares representing 0.058 per cent. of the issued share capital of the Company; and

Stephen Ferriss, a non-executive director of the Company, purchased 200,000 Ordinary Shares at a price of 57.38 pence per Ordinary Share. Following this purchase Mr Ferriss is beneficially interested in 200,000 Ordinary Shares representing 0.106 per cent. of the issued share capital of the Company.

7 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Additional Listing
Released	14:01 07-Mar-06
Number	4266Z

Management Consulting Group PLC

RNS Number:4266Z
Management Consulting Group PLC
07 March 2006

Management Consulting Group PLC
7 March 2006

Management Consulting Group PLC

Management Consulting Group PLC has applied to the UK Listing Authority and to the London Stock Exchange for a block listing of 700,000 ordinary shares of 25 pence each to be admitted to the Official List. These shares will rank pari passu with the existing ordinary shares of the Company.

Of these 700,000 ordinary shares:

(a) 576,812 ordinary shares will be issued in connection with the future exercise of options under the terms of the Proudfoot Share Option Scheme; and

(b) 123,188 ordinary shares will be issued in connection with the future exercise of options granted under the Proudfoot PLC Executive Share Option Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Final Results
Released	07:00 06-Mar-06
Number	3125Z

RNS Number:3125Z
Management Consulting Group PLC
06 March 2006

MANAGEMENT CONSULTING GROUP PLC

Financial results for the year ended 31 December 2005

Management Consulting Group PLC ("MCG" or "the Group"), the international management consultancy group, today announces its results for the year ended 31 December 2005.

Key points

- Revenue up 9% to £129.6 million (2004: £119.2 million)
- Profit before tax up 12% to £13.9 million (2004: £12.4 million)
- Basic earnings per share up 15% to 5.3 pence (2004: 4.6 pence)
- Dividend up 19% to 0.8 pence per share (2004: 0.67 pence per share)
- The new year has started well and we look forward to the year ahead with confidence

Rolf Stomberg, Chairman:

"2005 was a year of continued success that strengthened as the year progressed. In the light of the performance, our strong cash position and future prospects, the Board is recommending a final dividend 19% up on last year."

Kevin Parry, Chief Executive:

"2006 has started strongly. It is already clear that the first half of the year will deliver excellent progress on last year, driven by the demand for Proudfoot Consulting services.

We continue actively to explore the strategic development of the Group on the back of a strong balance sheet with over £20 million of cash and no debt."

For further information please contact:

Management Consulting Group PLC
Kevin Parry   Chief Executive   020 7710 5000
Mark Currie   Finance Director   020 7710 5000

The Maitland Consultancy
Suzanne Bartch   020 7379 5151 (mobile) 07769 710 335
Peter Ogden   020 7379 5151 (mobile) 07811 124 197

An analyst briefing will be held at the offices of Management Consulting Group

PLC on the 6th floor of Fleet Place House, 2 Fleet Place, Holborn Viaduct, London, EC4M 7RF on Monday 6 March 2006 at 9.30 am.

Notes to Editors

Management Consulting Group PLC will, over time, become an umbrella organisation for a diverse range of consulting and professional services offerings. It currently comprises two consulting businesses: Proudfoot Consulting and Parson Consulting.

Proudfoot Consulting helps clients to achieve significantly increased profitability through the implementation of operational improvements leading to increased sales, lower operating and overhead costs, greater output and lower capital expenditure. Its clients include AMP, BP, Degussa, Exide, Newmont Mining, Sara Lee and Societe Generale.

Parson Consulting specialises in financial management consultancy. It has four service lines: governance and risk management, operational financial management, strategic financial management and transaction support. Its clients include Astra Zeneca, Avis, Barclays, Citigroup, Ford, General Mills, JP Morgan Chase, Shell, Unilever and Warner Bros.

Forward-looking statements

This preliminary announcement contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of Management Consulting Group PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results of developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this announcement should be construed as a profit forecast.

Overview

	2005 IFRS £'000	2004 Restated for IFRS £'000	2004 UK GAAP £'000
Continuing operations			
Revenue	129,601	119,248	119,248
Cost of sales	(64,847)	(60,414)	(60,270)
Gross profit	64,754	58,834	58,978
Selling costs	(34,931)	(30,448)	(30,362)
Administrative expenses	(16,264)	(15,950)	(20,067)
Profit from operations	13,559	12,436	8,549
Finance income / (costs)	361	(34)	(34)
Profit before tax	13,920	12,402	8,515
Tax expense	(4,128)	(3,945)	(2,995)
Profit for the year from continuing operations	9,792	8,457	5,520
Basic/headline earnings per share (pence)	5.3	4.6	5.0

Trading in 2005 showed good progress in both consultancies. The performance of the Group improved as the year progressed. We entered 2006 with a strong order

book.

Revenue for the year was up 9%. There was no material change in the balance of our businesses with Proudfoot Consulting generating 67% of revenue (2004: 68%) and Parson Consulting generating 33% of revenue (2004: 32%).

North America remains our most important geographic region but its dominance declined somewhat from 65% of revenue to 61% of revenue with a greater share in Europe and elsewhere. This reflected our investment in geographic regions outside North America.

The gross profit margin continues to be tightly managed and was little changed from last year at 50% (2004: 49%). Administrative expenses increased by only 2%. Selling costs increased to 27% of revenue compared with 26% last year reflecting the recruitment costs as we expanded the geographic coverage of Proudfoot Consulting to Greater China and Parson Consulting to France and Australia.

Profit from operations increased by 9% to £13.6 million. This includes a credit of £0.9 million arising from a time expired indemnity given in 2000 in connection with the sale of Proudfoot Consulting's Japanese operations. The 2004 profit included a similar sized credit of £0.8 million arising from an expired management incentive plan.

Net finance income increased to £0.4 million, primarily from interest income on our cash balance.

Profit before tax was £13.9 million, an increase of 12% on 2004.

Earnings per share increased by 15% to 5.3 pence per share.

The performance of the two consultancies is set out below:

	Year ended 31 Dec 2005 £'000	Year ended 31 Dec 2004 £'000
Revenue		
Proudfoot Consulting	86,385	81,437
Parson Consulting	43,216	37,811
	129,601	119,248
Profit from operations		
Proudfoot Consulting	11,314	10,082
Parson Consulting	2,245	2,354
	13,559	12,436

All figures are stated in accordance with International Financial Reporting Standards.

Proudfoot Consulting

Proudfoot Consulting's revenue was £86.4 million, an increase of 6% over 2004. Revenue grew in both the dominant markets of North America and Europe; North America by 7% and Europe by 3%.

In North America, the same industry sectors continued to buy Proudfoot Consulting's services as last year: manufacturing, natural resources, telecommunications and financial. The services purchased focussed on clients achieving greater sales effectiveness and greater output through productivity

gains as well as an ongoing emphasis on lower cost production through better supply chain and procurement management in particular.

The UK business continued to be the strongest in Europe. In addition there were, late in 2005, encouraging signs of increased activity in continental Europe, particularly in Germany. We have not, however, yet seen a sustained pattern of increased activity in any individual continental European country.

The revenue in the rest of the world included revenue of £0.8 million from Greater China following our opening of offices in Hong Kong and Shanghai in early 2005.

The profit from operations for the Proudfoot Consulting business was £11.3 million (2004: £10.1 million). After adding back depreciation, the EBITDA margin was unchanged at 13%, compared with our target of a sustainable 15% margin. The second half margin was 16% reflecting the higher revenue in the second half than in the first half and the inherent operational gearing in the business.

Parson Consulting

Parson Consulting's revenue increased to £43.2 million, an increase of 14% over 2004. The growth in revenue was achieved despite the peak demand for US domestic Sarbanes-Oxley related work having passed in 2004.

The profit from operations was £2.2 million, £0.1 million lower than in 2004. After adding back depreciation and the start up costs, the EBITDA margin was 9%. We continue to target a sustainable 15% EBITDA margin from top line growth and operational gearing.

Parson Consulting has continued to invest in diversifying its worldwide service offerings and its non US geographic regions to counteract the impact of the declining demand for US based Sarbanes-Oxley related work. The revenue growth results from these investments. Non Sarbanes-Oxley related work amounted to £17 million in the year and the non US business now represents nearly 25% of the total revenue.

There were significant improvements in project margins in the year but this is not yet visible in the profit from operations due to the investments in service developments and people in Australia and France.

Balance sheet

Net assets increased by £9.7 million to £57.9 million, driven primarily by the post tax profits in the year of £9.8 million.

Whilst the average exchange rates were little changed in 2005 compared with 2004, the year end closing rates of exchange showed a strengthening of the US dollar to Sterling. As a result net assets increased by £1.5 million. This was offset by the lowering of the discount rate used to estimate our closed defined benefit pension fund liability which reduced net assets by approximately £1.6 million.

The cash balance increased by £7.1 million to £21.6 million at 31 December 2005 (2004: £14.5 million). The increase in cash is attributable to the trading result, offset by contributions to the closed US defined benefit pension plan, tax and dividends. The current cash balance places the Group in a strong position to pursue modest sized acquisitions as part of its strategy to grow the Group and diversify its consulting offerings.

Long term provisions declined due to the release of the Japanese indemnity provision, offset by a £0.5 million increase in the liability to the US retirement benefit plan as a result of foreign exchange losses and more

conservative actuarial assumptions. In the year we continued to fund the plan to reduce the deficit further. The investment performance was broadly in line with actuarial assumptions.

Dividend

As a result of the growth in earnings per share from 4.6 pence to 5.3 pence, the cash position and the outlook for 2006, the Board is pleased to recommend a final dividend of 0.8 pence per share which represents an increase of 19% over the 0.67 pence per share in respect of 2004. The dividend will be payable on 5 June 2006 to shareholders on the register on 19 May 2006. Under IFRS, this dividend will be recognised in the Group's results in 2006.

People

We are grateful for the contribution of all employees and their part in the continued development of Proudfoot Consulting and Parson Consulting.

On 1 March 2005, Mark Currie joined the Board and succeeded Stephen Purse as the finance director. At the Annual General Meeting held on 26 April 2005, Alan Barber was appointed as a non-executive director to the Board.

On 3 March 2006, Mr Stephen Ferriss and Mr Andrew Simon joined the Board as non-executive directors and will offer themselves for re-election at the forthcoming Annual General Meeting.

Strategy

Our strategy is focussed on building a Group comprising a series of consultancies with particular specialisms in different aspects of consulting. This approach will diversify the dependency of the Group from our two existing consultancies.

We remain of the view that both the Proudfoot Consulting and the Parson Consulting businesses have excellent medium term prospects. Going forward, we will continue to expand the geographical overlap of the two businesses to maximise the benefit that comes from our existing infrastructure. We also intend to deepen the resource and our commitment to our existing businesses and continue to develop our service offerings.

Prospects

2005 was characterised by an abnormal first half to second half revenue split in Proudfoot Consulting. We do not expect this to be repeated in the current year. As it is too early in our current year to have good visibility into second half trading, it would be appropriate to assume that the normal seasonal bias to the first half of the year will be observed in 2006.

The strong end to 2005 in Proudfoot Consulting produced a high order book in that consultancy providing good visibility into the first half of the year. Parson Consulting's order book was little changed from the end of the previous year. Trading in the first two months of the year in Proudfoot Consulting has shown strong year on year growth in all its markets. Parson Consulting has started the year slowly in North America but has shown good growth in other geographic regions.

Consequently, the Group should deliver strong year on year revenue growth in the first half of the year driven by an encouraging outlook for Proudfoot Consulting balanced by a more cautious view for Parson Consulting.

Dr Rolf Stomberg
Chairman

Kevin Parry
Chief Executive

Consolidated income statement
year ended 31 December

	note	2005 £'000	2004 £'000
Continuing operations			
Revenue	3	129,601	119,248
Cost of sales		(64,847)	(60,414)
Gross profit		64,754	58,834
Selling costs		(34,931)	(30,448)
Administrative expenses		(16,264)	(15,950)
Profit from operations	3	13,559	12,436
Finance income / (costs)	6	361	(34)
Profit before tax		13,920	12,402
Tax expense		(4,128)	(3,945)
Profit for the year from continuing operations		9,792	8,457
Earnings per share - pence			
From continuing operations			
Basic	7	5.3	4.6
Diluted	7	5.2	4.5

Consolidated statement of recognised income and expense
year ended 31 December

	2005 £'000	2004 £'000
Exchange differences on translation of foreign operations	1,488	(1,745)
Actuarial losses on defined benefit pension fund and medical schemes	(1,646)	(1,696)
Tax on items taken directly to equity	825	-
Net income / (expense) recognised directly in equity	667	(3,441)
Profit for the year	9,792	8,457
Total recognised income and expense for the year	10,459	5,016

Consolidated statement of changes in equity

	2005 £'000	2004 £'000
At 1 January	48,276	45,652
Dividends paid	(1,241)	(925)
Net profit for the year	9,792	8,457
Own shares purchased for deferred share awards	(181)	-
Issue of share capital		
Deferred consideration for acquisitions	-	27
Exercise of share option schemes	35	48
Movement in share compensation reserve	640	439

Movement in reserve for management incentive plan	(56)	(1,981)
Other recognised income and expense	667	(3,441)
At 31 December	57,932	48,276

Consolidated balance sheet

	2005 £'000	2004 £'000
Non-current assets		
Goodwill	68,278	66,109
Other intangible assets	418	392
Property, plant and equipment	1,521	1,397
Total non-current assets	70,217	67,898
Current assets		
Trade and other receivables	16,159	12,735
Cash and cash equivalents	21,555	14,510
Total current assets	37,714	27,245
Total assets	107,931	95,143
Current liabilities		
Trade and other payables	(28,045)	(24,222)
Current tax liabilities	(3,959)	(4,722)
Total current liabilities	(32,004)	(28,944)
Net current assets / (liabilities)	5,710	(1,699)
Non-current liabilities		
Retirement benefit obligation	(11,869)	(11,383)
Non-current tax liabilities	(4,674)	(4,080)
Long-term provisions	(871)	(1,774)
Other non-current accruals	(581)	(686)
Total non-current liabilities	(17,995)	(17,923)
Total liabilities	(49,999)	(46,867)
Net assets	57,932	48,276
Equity		
Share capital	47,373	47,256
Share premium account	38,146	38,026
Shares to be issued	46	185
Share compensation reserve	1,256	616
Own shares held by employee share trust	(1,270)	(970)
Translation reserve	(257)	(1,745)
Other reserves	12,747	12,747
Retained earnings	(40,109)	(47,839)
Total equity	57,932	48,276

Consolidated cash flow statement

	Note	2005 £'000	2004 £'000
Net cash from operating activities	8	8,826	8,242
Investing activities			
Interest received		323	206
Acquisitions of subsidiaries		-	(1,074)
Purchases of property, plant and equipment		(669)	(1,061)
Purchases of intangible assets		(454)	(377)
Proceeds on disposal of property, plant and equipment		13	117
Purchases of own shares		(181)	-
Net cash used in investing activities		(968)	(2,189)
Financing activities			
Dividends paid	4	(1,241)	(925)
Proceeds from issue of shares		35	48
Net cash used in financing activities		(1,206)	(877)
Net increase in cash and cash equivalents		6,652	5,176
Cash and cash equivalents at beginning of period		14,510	9,738
Effect of foreign exchange rate changes		393	(404)
Cash and cash equivalents at end of period		21,555	14,510

Notes

1. Basis of preparation

The financial information included in this statement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The financial information has been extracted without material adjustment from the consolidated financial statements of Management Consulting Group PLC for the year ended 31 December 2005, which have been audited. The auditors have made a report under Section 235 of the Companies Act 1985 in respect of the statutory consolidated accounts for the years ended 31 December 2005 and 31 December 2004. Their reports were unqualified within the meaning of Section 262(1) of the Companies Act 1985 and did not contain a statement under Section 237(2) or (3) of that Act.

While the financial information included in this preliminary announcement has been computed in accordance with International Financial Reporting Standards (IFRS), this announcement does not itself contain sufficient information to comply with IFRSs.

Statutory accounts for the financial year ended 31 December 2004 have been delivered to the Registrar of Companies pursuant to Section 242 of the Act whereas those for 2005 will be delivered following the Annual General Meeting.

The Group's Annual Report and Accounts will be sent to shareholders on 20 March 2006 and will be available at the Company's registered office at Fleet Place House, 2 Fleet Place, London, EC4M 7RF, United Kingdom and on our website: www.mcgplc.com.

The Annual General Meeting will be held at the Regus Centre, 1 Northumberland Avenue, Trafalgar Square, London, WC2N 5BW on 12 May 2006 at 10 am.

2. Accounting policies

The financial information has been prepared in accordance with IFRSs and is covered by IFRS 1, First-time Adoption of IFRS. These financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (March 2006). The policies have been consistently applied to all the periods presented, and the comparative figures in respect of 2004 have been restated to reflect IFRS adjustments.

Full details of the Group's accounting polices can be found in the 2005 Interim Report in note 2 which is available on our website: www.mcgplc.com.

3. Segmental information

The Group has one business reporting segment: management consultancy comprising the two consultancies, Proudfoot Consulting and Parson Consulting.

Primary reporting format - geographic segments

The Group operates in three geographic areas - North America, Europe and the Rest of the World.

The Group reports segment information on the basis of geographic area as follows:

Year ended 31 December 2005

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Revenue				
External sales	79,484	40,701	9,416	129,601
Profit/(loss) from operations before release of indemnity provision	14,103	306	(1,747)	12,662
Release of indemnity provision	-	-	897	897
Profit from operations	14,103	306	(850)	13,559
Finance income				361
Profit before tax				13,920
Income tax expense				(4,128)
Profit after tax				9,792

3. Segmental information (continued)

Year ended 31 December 2005

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Capital additions by segment	[illegible]	[illegible]	[illegible]	[illegible]
Unallocated corporate additions				154
Total capital additions				1,123
Depreciation and amortisation by segment	781	107	52	940
Unallocated corporate depreciation and amortisation				125
Total depreciation and amortisation				1,065

At 31 December 2005

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Balance sheet				
Assets				
Goodwill	30,856	37,422	-	68,278
Other segment assets	8,047	6,473	835	15,355
	38,903	43,895	835	83,633
Unallocated corporate assets				24,298
Consolidated total assets				107,931
Liabilities				
Segment liabilities	(14,576)	(10,855)	(2,587)	(28,018)
Unallocated corporate liabilities				(21,981)
Consolidated total liabilities				(49,999)

3. Segmental information (continued)

Year ended 31 December 2004

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Revenue				
External sales	77,656	33,670	7,922	119,248
Profit/(loss) from operations before release of management incentive plan	12,487	66	(874)	11,679
Release of management incentive plan	-	-	757	757
Profit from operations	12,487	66	(117)	12,436
Finance income				(34)
Profit before tax				12,402
Income tax expense				(3,945)
Profit after tax				8,457

North America	Europe	Rest of World	Consolidated

	£'000	£'000	£'000	£'000
Capital additions	857	126	25	1,008
Unallocated corporate additions				430
Total capital additions				1,438
Depreciation and amortisation	742	230	82	1,054
Unallocated corporate depreciation and amortisation				110
Total depreciation and amortisation				1,164

3. Segmental information (continued)

At 31 December 2004

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Balance sheet				
Assets				
Goodwill	27,745	38,364	-	66,109
Other segment assets	7,860	3,302	332	11,494
	35,605	41,666	332	77,603
Unallocated corporate assets				17,540
Consolidated total assets				95,143
Liabilities				
Segment liabilities	(12,605)	(8,678)	(2,052)	(23,335)
Unallocated corporate liabilities				(23,532)
Consolidated total liabilities				(46,867)

4. Dividends

	2005 £'000	2004 £'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2004 of 0.67p (2003: 0.5p)	1,241	925

Dividends are not payable on shares held in the employee share trust which has waived its entitlement to dividends. The amount of the dividend waived in 2005 (in respect of the year ended 31 December 2004) was £26,000 (2004: £19,000).

The directors recommend the payment of a final dividend in respect of 2005 of 0.8 pence to be paid on 5 June 2006 to ordinary shareholders on the register on 19 May 2006.

5. Staff numbers and costs

The average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	2005	2004

Sales and marketing	201	183
Consultants	459	454
Support staff	136	120
	796	757

The aggregate payroll costs of these persons were as follows:

	2005 £'000	2004 £'000
Wages and salaries	62,936	58,670
Social security costs	6,932	6,346
Other pension costs	1,085	800
	70,953	65,816

Wages and salaries include £0.6 million (2004: £0.4 million) relating to share options recognised as an expense under IFRS 2.

6. Finance income/(costs)

	2005 £'000	2004 £'000
Interest receivable on bank deposits and similar income	453	421
Interest payable on bank overdrafts and loans and similar charges	(10)	(183)
Net finance charge on retirement benefit plans	(82)	(272)
	361	(34)

7. Earnings per share

From continuing operations

The calculation of the basic and diluted earnings per share is based on the following data:

	Year ended 31 December 2005 £'000	Year ended 31 December 2004 £'000
Earnings		
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the parent	9,792	8,457
Number of shares	Number (million)	Number (million)
Weighted average number of ordinary shares for the purposes of basic earnings per share	185.2	185.0
Effect of dilutive potential ordinary shares:		
Share options	1.4	1.8
Long-term incentive plan	0.2	-

Weighted average number of ordinary shares for the

purposes of diluted earnings per share	186.8	186.8

	Pence	Pence
Basic earnings per share	5.3	4.6
Diluted earnings per share	5.2	4.5

The average share price for the year ended 31 December 2005 was 51.5 pence (31 December 2004: 41.3 pence).

8. Notes to the cash flow statement

	Year ended 31 December 2005 £'000	Year ended 31 December 2004 £'000
Profit from operations	13,559	12,436
Adjustments for:		
Depreciation of property, plant and equipment	604	818
Amortisation of intangible assets	462	346
Gain on disposal of plant and equipment	14	-
Management incentive plan	(56)	(757)
Adjustment for pension funding	(2,528)	(2,911)
Adjustment for share options charge	640	439
Decrease in provisions	(903)	(110)
Operating cash flows before movements in working capital	11,792	10,261
Increase in receivables	(4,153)	(4,053)
Increase in payables	3,911	5,840
Cash generated by operations	11,550	12,048
Income taxes paid	(2,724)	(3,806)
Net cash from operating activities	8,826	8,242

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

END

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Board Appointments
Released	08:48 03-Mar-06
Number	2529Z

RNS Number:2529Z
Management Consulting Group PLC
03 March 2006

Management Consulting Group PLC

Board Appointments

3 March 2006

Management Consulting Group PLC announces that Mr Stephen Ferriss and Mr Andrew Simon have been appointed to the Board as non-executive directors, with effect from 3 March 2006. Mr Ferriss will also be a member of the Audit and Risk Committee and Mr Simon a member of the Remuneration Committee.

Mr Ferriss, 60, is the former President and CEO of Santander Central Hispano Investment Securities, Inc. He joined Santander in 1999. Prior to that appointment he had worked as a Managing Director of Bankers Trust (now Deutsche Bank Alex Brown), in Madrid, London, and New York in the investment banking area.

Mr Simon, 60, is currently serving as a non-executive director and Deputy Chairman of Dalkia PLC, and as a non-executive director of Associated British Ports PLC, Travis Perkins PLC, and Brake Bros Ltd. Mr Simon also serves on two non-UK companies' boards.

Dr Rolf Stomberg, Chairman said "We had identified the need to provide depth to our Board through the appointment of non-executive directors with broad experience of business in the markets we serve and the markets we wish to develop. Both Mr Ferriss and Mr Simon's extensive business experience fulfill these criteria. I am delighted by their appointments and I look forward to the contribution they will make to our business."

Biographical details for Mr Ferriss and Mr Simon are set out below.

Biographical details - Stephen Ferriss

Stephen Ferriss was born in 1945 and is a US citizen, residing in London. He started his career as an Account officer with Bank of America in 1969 in the New York office. Between 1969 and 1986 he held various overseas posts, including positions in Mexico City, London and Madrid.

Mr Ferriss joined Bankers Trust (now Deutsche Bank Alex Brown) in 1987, holding a number of positions before becoming Managing Director/Partner for the Global Investment Bank in London and New York.

Mr Ferriss joined Santander Central Hispano Investment Securities, Inc. as President and CEO in 1999.

He is a member of the Board of Directors of Santander BanCorp, Puerto Rico and Union Espanola de Explosivos, S.A in Madrid.

There are no other details to be disclosed in respect of Mr Ferriss as required by paragraph 9.6.13R (2) to (6) of the Listing Rules.

Biographical details - Andrew Simon OBE

Andrew Simon was born in 1945 and is a British national. He spent 22 years of his early career in Evode Group, mainly as Chief Executive or Chairman and grew the business from a £23 million adhesives and chemical building products company into an international £250 million specialty chemicals and materials group through a mixture of organic growth and acquisitions.

Following the takeover of Evode by Laporte plc in 1993, he has served in a number an (extensive rang)e of non executive directorships, including Severn Trent plc, Laporte plc, and Ibstock plc amongst others. He has also chaired a number of private equity businesses. Currently, Mr Simon is a non-executive director of Dalkia PLC, Associated British Ports PLC, Brake Bros Ltd, Finning International Inc. (Canada), and Travis Perkins PLC. He is a member of the supervisory board of SGL Carbon AG (Germany).

Mr Simon owns 12,100 shares in Management Consulting Group. There are no other details to be disclosed as required by paragraph 9.6.13R (2) to (6) of the Listing Rules.

For further information please contact:

Management Consulting Group PLC Kevin Parry, Chief Executive Mark Currie, Finance Director	Tel: +44 207 710 5000
The Maitland Consultancy Suzanne Bartch Peter Ogden	Tel: +44 207 379 5151

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	15:21 21-Feb-06
Number	7283Y

RNS Number:7283Y
Management Consulting Group PLC
21 February 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 16 February 2006 from Barclays PLC ("Barclays") informing it that, as at 15 February 2006, Barclays no longer held a notifiable interest in the share capital of the Company.

The Company subsequently received a further notification from Barclays dated 17 February 2006 informing it that, as at 16 February 2006, Barclays (through its legal entities Barclays Life Assurance Company Limited, Barclays Global Investors Limited, Barclays Capital Securities Limited and Gerrard Limited) had a total interest in 6,144,828 ordinary shares representing 3.24% of the issued share capital of the Company.

21 February 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RECEIVED
2007 SEP 18 A 7:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix II

Documents filed with UKLA and made public thereby

	Name & Description of Document	Document Date
1.	Regulatory announcement regarding the acquisition of CBH	6 September 2007
2.	Regulatory announcement regarding the notification of major interests in shares by Legal & General Group plc	15 August 2007
3.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	15 August 2007
4.	Regulatory announcement regarding the financial results for the six months ended 30 June 2007	13 August 2007
5.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	2 July 2007
6.	Regulatory announcement regarding the notification of major interests in shares by Legal & General Group plc	27 June 2007
7.	Regulatory announcement regarding the resignation from the board of Jacques Manardo	30 May 2007
8.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	18 May 2007
9.	Regulatory announcement regarding the change in the company's issued share capital	30 April 2007
10.	Regulatory announcement regarding the award of share options to Craig Smith	27 April 2007
11.	Regulatory announcement regarding result of AGM	27 April 2007
12.	Regulatory announcement regarding trading update	26 April 2007
13.	Regulatory announcement regarding the notification of major interests in shares by Schroders plc	25 April 2007
14.	Regulatory announcement regarding the change in the company's issued share capital	30 March 2007
15.	Regulatory announcement regarding the receipt of shares under the Long Term Incentive Plan by Kevin Parry	27 March 2007
16.	Regulatory announcement regarding the grant of options to Kevin Parry pursuant to the Executive Share Option Scheme	13 March 2007
17.	Regulatory announcement regarding availability of video interview with Kevin Parry	12 March 2007

18.	Regulatory announcement regarding the announcement of financial results for the year ended 31 December 2006	12 March 2007
19.	Regulatory announcement regarding the appointment of Craig Smith as Group Finance Director	7 March 2007
20.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	16 February 2007
21.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	7 February 2007
22.	Regulatory announcement regarding the notification of major interests in shares by Schroders plc	31 January 2007
23.	Regulatory announcement regarding the notification of major interests in shares by Legal & General Group plc	30 January 2007
24.	Regulatory announcement regarding the notification of major interests in shares by Legal & General Group plc	25 January 2007
25.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	22 January 2007
26.	Regulatory announcement regarding trading update	18 January 2007
27.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	10 January 2007
28.	Regulatory announcement regarding the notification of major interests in shares by Schroder Investment Management Limited	10 January 2007
29.	Regulatory announcement regarding trading update	9 January 2007
30.	Regulatory announcement regarding the notification of major interests in shares by UBS AG	8 January 2007
31.	Regulatory announcement regarding the notification of major interests in shares by Britel Fund Trustees Limited	4 January 2007
32.	Regulatory announcement regarding the total number of voting rights in the Company	20 December 2006
33.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	18 December 2006
34.	Regulatory announcement regarding the purchase of shares by Alan Barber	7 December 2006
35.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	1 December 2006
36.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	13 November 2006
37.	Regulatory announcement regarding the notification of major interests in	27 October 2006

	shares by Barclays plc	
38.	Regulatory announcement regarding the acquisition by the Company of an equity stake in the Salzer Group Asia Pacific	25 October 2006
39.	Regulatory announcement regarding the resignation of Mark Currie (Finance Director)	13 October 2006
40.	Regulatory announcement regarding the notification of major interests in shares by Morgan Stanley Securities Limited	5 October 2006
41.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	12 September 2006
42.	Regulatory announcement regarding the notification of major interests in shares by Morgan Stanley Securities Limited	7 September 2006
43.	Regulatory announcement regarding the notification of major interests in shares by Schroder Investment Management Limited	6 September 2006
44.	Regulatory announcement regarding the notification of major interests in shares by Legal & General Investment Management Limited	6 September 2006
45.	Regulatory announcement regarding the notification of major interests in shares by Britel Fund Trustees Limited	5 September 2006
46.	Regulatory announcement regarding the notification of major interests in shares by Royal Mail Pensions Trustees Limited	5 September 2006
47.	Regulatory announcement regarding the completion of acquisition of Ineum	1 September 2006
48.	Regulatory announcement regarding result of EGM	30 August 2006
49.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	24 August 2006
50.	Regulatory announcement regarding the acquisition by Kevin Parry of 250,000 shares in the Company	22 August 2006
51.	Regulatory announcement regarding a block listing application in respect of 1,000,000 ordinary shares in the Company	21 August 2006
52.	Regulatory announcement regarding the posting of a circular to shareholders relating to the proposed acquisition of Ineum	7 August 2006
53.	Regulatory announcement regarding the financial results for the six months ended 30 June 2006	7 August 2006
54.	Regulatory announcement regarding a conditional agreement relating to the acquisition of the entire issued share capital of Ineum	25 July 2006
55.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	19 June 2006
56.	Regulatory announcement regarding the activation of a second Price	19 May 2006

	Monitoring Extension	
57.	Regulatory announcement regarding the activation of a Price Monitoring Extension	19 May 2006
58.	Regulatory announcement regarding result of AGM	12 May 2006
59.	Regulatory announcement regarding trading update	12 May 2006
60.	Regulatory announcement regarding the notification of major interests in shares by Morgan Stanley Securities Limited	10 May 2006
61.	Regulatory announcement regarding the notification of major interests in shares by Morgan Stanley Securities Limited	4 May 2006
62.	Regulatory announcement regarding the notification of major interests in shares by Britel Fund Trustees Limited	24 April 2006
63.	Regulatory announcement regarding the notification of major interests in shares by Coal Pension Trustees	20 April 2006
64.	Regulatory announcement regarding the notification of major interests in shares by Schroder Investment Management Limited	19 April 2006
65.	Regulatory announcement regarding the substantial acquisition of shares by Schroders plc	10 April 2006
66.	Regulatory announcement regarding the notification of major interests in shares by the Trustees of BT Pension Scheme, Hermes Pension Management Limited and Hermes Investment Management Limited	6 April 2006
67.	Regulatory announcement regarding the notification of major interests in shares by the Trustees of BT Pension Scheme, Hermes Pension Management Limited and Hermes Investment Management Limited	28 March 2006
68.	Regulatory announcement regarding the notification of major interests in shares by UBS AG	28 March 2006
69.	Regulatory announcement regarding the notification of major interests in shares by the Trustees of BT Pension Scheme, Hermes Pensions Management Limited and Hermes Investment Management Limited	28 March 2006
70.	Regulatory announcement regarding the notification of major interests in shares by Schroder Investment Management Limited	27 March 2006
71.	Regulatory announcement regarding the Company's Annual Reports and Accounts for the year ended 31 December 2005	27 March 2006
72.	Regulatory announcement regarding the substantial acquisition of shares by Schroders plc	20 March 2006
73.	Regulatory announcement regarding the purchase of shares in the Company by Baroness Cohen of Pimlico	13 March 2006
74.	Regulatory announcement regarding the purchase of shares in the Company	07 March 2006

	by Alan Barber, Mark Currie and Stephen Ferriss	
75.	Regulatory announcement regarding application for additional block listing	07 March 2006
76.	Regulatory announcement regarding financial results for the year ended 31 December 2005	06 March 2006
77.	Regulatory announcement regarding the appointment to the board of Stephen Ferriss and Andrew Simon	03 March 2006
78.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	21 February 2006
79.	Regulatory announcement regarding the notification of major interests in shares by Schroder Investment Management Limited	13 February 2006
80.	Regulatory announcement regarding the substantial acquisition of shares by Schroders plc	3 February 2006
81.	Regulatory announcement regarding the notification of major interests in shares by UBS AG	17 January 2006
82.	Regulatory announcement regarding pre-close trading update	12 January 2006

Documents filed with Registrar of Companies

	Name & Description of Document	**Document Date**
83.	Form 288a in respect of the appointment of Stephen Ferriss as a director	3 March 2006
84.	Form 88(2) in respect of the allotment of 20,601 ordinary shares	7 March 2006
85.	Form 88(2) in respect of the allotment of 25,750 ordinary shares	6 March 2006
86.	Form 88(2) in respect of the allotment of 15,450 ordinary shares	13 March 2006
87.	Form 88(2) in respect of the allotment of 10,300 ordinary shares	14 March 2006
88.	Form 88(2) in respect of the allotment of 15,450 ordinary shares	14 March 2006
89.	Form 288a in respect of the appointment of Andrew Simon as a director	3 March 2006
90.	Form 88(2) in respect of the allotment of 20,601 ordinary shares	21 March 2006
91.	Form 88(2) in respect of the allotment of 128,753 ordinary shares	21 March 2006
92.	Form 88(2) in respect of the allotment of 25,750 ordinary shares	5 April 2006
93.	Form 88(2) in respect of the allotment of 15,450 ordinary shares	2 May 2006
94.	Form 88(2) in respect of the allotment of 36,051 ordinary shares	5 May 2006

95.	Form 88(2) in respect of the allotment of 108,152 ordinary shares	5 May 2006
96.	Group accounts for year ended 31 December 2005	31 December 2005
97.	Resolutions passed on 12 May 2006, disapplying pre-emption rights, extending directors' authority to allot shares and make market purchases	12 May 2006
98.	Form 363s Annual Return for 2006	4 June 2006
99.	Resolutions passed on 30 August 2006 approving the acquisition by the Company of the entire issued share capital of Ineum, increasing the authorised share capital of the Company from £75,000,000 to £125,000,000, extending directors' authority to allot shares, disapplying pre-emption rights, amending the Proudfoot plc 1998 Executive Share Capital Option Scheme, and approving and adopting the French Sub-Plan to the Proudfoot plc 1998 Executive Share Option Scheme	30 August 2006
100.	Form 123 in respect of the increase in the nominal capital of the company by £50,000,000 beyond the registered capital of £75,000,000	30 August 2006
101.	Memorandum of Association	9 September 2006
102.	Resolutions passed on 30 August 2006 approving the acquisition by the Company of the entire issued capital of Ineum, increasing the authorised share capital of the Company to £125,000,000, extending directors' authority to allot shares, amending the Proudfoot plc 1998 Executive Share Option Scheme, approving and adopting the French Sub-Plan to the Proudfoot plc 1998 Executive Share Option Scheme, and disapplying pre-emption rights	30 August 2006
103.	Form 88(2) in respect of the allotment of 250,000 ordinary shares	21 August 2006
104.	Form 395 in respect of a charge over shares in favour of Barclays Bank plc	31 August 2006
105.	Form 88(2) in respect of the allotment of 180,254 ordinary shares	21 September 2006
106.	Form 88(2) in respect of the allotment of 30,900 ordinary shares	19 September 2006
107.	Form 288b in respect of the resignation of Mark Currie as a director	13 October 2006
108.	Form 88(2) in respect of the allotment of 36,051 ordinary shares	2 October 2006
109.	Form 288a in respect of the appointment of Jacques Manardo as a director	1 September 2006
110.	Form 88(2) in respect of the allotment of 51,501 ordinary shares	26 March 2007
111.	Annual report and accounts for the year ended 31 December 2006	31 December 2006
112.	Form 88(2) in respect of the allotment of 109,166 ordinary shares	12 April 2007
113.	Resolutions passed on 26 April 2007 amending the Company's Articles of Association with regard to directors' entitlement to be indemnified out of the assets of the Company, and authorising the Company to make market purchases	26 April 2007

114.	Form 288b in respect of the resignation of Frederick Hitchcock as a director	27 April 2007
115.	Form 288a in respect of the appointment of Charles Ansley as a director	27 April 2007
116.	Form 288a in respect of the appointment of Craig Smith as a director	26 April 2007
117.	Form 288b in respect of the resignation of Jacques Manardo as a director	29 May 2007
118.	Form 363s Annual Return for 2007	6 June 2007
119.	Form 395 in respect of a charge over shares in favour of Barclays Bank plc	11 June 2007
120.	Form 395 in respect of a charge over shares in favour of Barclays Bank plc	11 June 2007
121.	Form 395 in respect of a charge over shares in favour of Barclays Bank plc	11 June 2007

Documents distributed to shareholders or otherwise made public

	Name & Description of Document	**Document Date**
122.	Interim report for the six months ended 30 June 2006	30 June 2006
123.	Prospectus in respect of proposed acquisition of Ineum	7 August 2006
124.	Interim report for the six months ended 30 June 2007	30 June 2007

Regulatory Announcement

Go to market news section

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	SAR 3 - Management consulting
Released	12:33 03-Feb-06
Number	9068X

FORM SAR 3

DISCLOSURE OF ACQUISITIONS
(Rule 3 of The Rules Governing Substantial Acquisitions of Shares)

Name of acquirer	Schroders plc
Beneficial owner, if different from above	Clients under discretionary management agreements with Schroder Investment Management Limited and its associates and subsidiaries.
Names of any other persons acting by agreement or understanding (see SAR 5)	n/a
Company dealt in	Management Consulting Group
Class of voting shares (eg ordinary shares)	Ord 25p
Date of acquisition	02.02.06

Number of shares acquired	1,500,000
Number of rights over shares acquired #	n/a
Nature of rights over shares	n/a

Total holding of voting shares (and percentage of total voting shares in issue)	33,107,065 (17.471%)
Total holding of rights over shares (and percentage of total voting shares in issue)	n/a
Combined total holding (and percentage) of voting shares and rights over shares	33,107,065 (17.471%)

Date of disclosure	03.02.06
Contact name	Albion Onojobi

Telephone number	**020 7658 2962**

See the definition of "rights over shares" in the Definitions Section of the SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	16:30 13-Feb-06
Number	3425Y

RNS Number:3425Y
Management Consulting Group PLC
13 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MANAGEMENT CONSULTING GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

MANAGED ON A DISCRETIONARY BASIS FOR CLIENTS BY
SCHRODER INVESTMENT MANAGEMENT LIMITED,
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SCHRODER NOMINEES LIMITED	800,000
CHASE NOMINEES LIMITED	14,429,621
BRITISH COAL STAFF SUPERANNUATION	5,099,152
CHASE MANHATTAN BANK	7,762,840
MINEWORKERS PENSION SCHEME	5,028,015
UNIBANK TORVEGADE	70,000

5) Number of shares/amount of stock acquired.

NOT DISCLOSED

6) Percentage of issued Class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued Class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 25P EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

13 FEBRUARY 2006

12) Total holding following this notification

33,189,628 SHARES

13) Total percentage holding of issued class following this notification

17.515%

14) Any additional information

32,898,602 SHARES - SCHRODER INVESTMENT MANAGEMENT LIMITED
291,026 SHARES - SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD (A SUBSIDIARY OF SCHRODER INVESTMENT MANAGEMENT LIMITED)

15) Name of contact and telephone number for queries

KARIN MCLEAN - 020 7710 5000

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ..13 FEBRUARY 2006........

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

RECEIVED

Go to market news section

Free annual report

Management Consulting Group PLC

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Holding(s) in Company
Released	08:43 17-Jan-06
Number	0219X

RNS Number:0219X
Management Consulting Group PLC
17 January 2006

Management Consulting Group PLC (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification dated 6 January 2006 from UBS AG informing it that, as at the close of business on 4 January 2006, UBS AG, acting through its business group and legal entities, had a total interest in 9,326,177 ordinary shares representing 4.92% of the issued share capital of the Company.

17 January 2006

Contact and telephone number for queries

Karin Mclean - 020 7710 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Management Consulting Group PLC
TIDM	MMC
Headline	Trading Update
Released	07:00 12-Jan-06
Number	8143W

Management Consulting Group PLC

RNS Number:8143W
Management Consulting Group PLC
12 January 2006

12 January 2006

Management Consulting Group PLC

Pre-close trading update

Management Consulting Group PLC issues the following trading update ahead of the announcement of the Group's 2005 preliminary results.

The Group's revenues for the year ended 31 December 2005 are estimated to be ahead of market expectations and to have grown by 8% to £129 million (2004: £119 million).

Revenues of Proudfoot Consulting are estimated to have grown by 6% to £86 million (2004: £81 million) and revenues of Parson Consulting are estimated to have grown by 14% to £43 million (2004: £38 million).

The Group's operating profit, before the exceptional profit of £0.9 million, which was highlighted at the time of the interim results, is expected to be not less than the highest published forecast in the market place.

Taking account of the Group's current order book and prospects, the directors consider that the Group is well positioned for significant progress in the first half of 2006 over the comparable period of 2005.

Kevin Parry, Chief Executive commented:

"There has been strong organic growth as a result of continued investment in our service offerings and the expansion of our business development activities.

In common with other consultancies we have seen improving market conditions and there is much greater trading visibility going into a new year than we have had for the past five years."

Management Consulting Group PLC — Tel: +44 207 710 5000
Kevin Parry, Chief Executive
Mark Currie, Finance Director

The Maitland Consultancy — Tel: +44 207 379 5151
Suzanne Bartch
Peter Ogden

Notes to editors:

Management Consulting Group PLC (MMC.L) operates through two divisions:

Proudfoot Consulting and Parson Consulting. Proudfoot Consulting specialises in operational improvement consulting and Parson Consulting specialises in financial management consulting. The businesses operate worldwide. For further information, visit www.mcgplc.com

Current market expectations

	Revenue (£'m)	Operating profit (pre exceptionals) (£'m)
ABN Amro	127.4	12.2
Bridgewell	124.4	12.2
Evolution	124.6	11.9
Insinger de Beaufort	125.3	11.9
Panmure Gordon	126.0	11.0

END

Close

Companies House
— for the record —

RECEIVED 30 MAY 2002

288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.
CHFP000

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 1000608

Company Name in full Management Consulting Group Plc

	Day	Month	Year		Day	Month	Year
Date of appointment	03	03	2006	†Date of Birth	19	09	1945

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes*

NAME *Style / Title: MR. *Honours etc:

Forename(s): STEPHEN ALAN

Surname: FERRISS

Previous Forename(s): Previous Surname(s):

Usual residential address: 33 WYNNSTAY GARDENS

Post town: LONDON Postcode: W8 6UT

County / Region: Country: ENGLAND

†Nationality: U.S.A. †Business occupation: CONSULTANT

†Other directorships (additional space overleaf): Santander Bancorp, Union Espanola de Explosivos SA.

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** March 2, 2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A ~~director~~, secretary ~~etc~~ must sign the form below.

Signed [signature] **Date** 3/3/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen McLEAN, Fleet Place House, 2 Fleet Place, Holborn Viaduct, London EC4M 7RF
Tel 020 7710 5141

DX number DX exchange

A20 *A70NGDKH* 438
COMPANIES HOUSE 09/03/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 1000608

Company name in full MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20601		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	29.1255		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name F STEVEN HITCHCOCK Address 123 WINTER CLUB COURT, PLAM BEACH GARDENS FL 33410 , USA UK Postcode	Class of shares allotted ORDINARY	Number allotted 20,601
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [–]

Signed KAHlam Date 13 March 2006

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K McLEAN, Fleet Place House, 2 Fleet Place
Holborn Viaduct, London EC4M 7RF
Tel 020 7710 1741

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 1000608

Company name in full MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	15450	10300	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	25.0000p	29.1255p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

A43 *A1K3KDQL* 170
COMPANIES HOUSE 15/03/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name ANTHONY KING Address KIRBY LANE COTTAGE, MONKS KIRBY, NEAR RUGBY, WARWICKSHIRE UK Postcode CV23 0RH	ORDINARY	15,450
Name LISE LIKIMMUI Address 9 CLOPTON DRIVE, KILLARA, NEW SOUTH WALES 2071 AUSTRALIA UK Postcode	ORDINARY	10,300
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: –

Signed [signature] Date 13 March 2006

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K. McLEAN, Fleet Place House, 2 Fleet Place, Holborn Viaduct, London EC4M 7RF

Tel 020 7710 5141

DX number DX exchange

Companies House
for the record

RECEIVED
2007 SEP 18 A 7 01

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 1000608

Company name in full MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15450		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	25.00000p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

ide
harge

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name KARIN MCLEAN Address 27 GLOUCESTER ROAD, HAMPTON, MIDDLESEX UK Postcode TW12 2UQ	ORDINARY	15,450
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ✓

Signed [signature] Date 23 March 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K. Mclean, Fleet Place House, 2 Fleet Place
London EC4M 7RF
Tel 020 7760 1141

DX number DX exchange

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	1000608
Company name in full	MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10300		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	29.1255p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

A40 *AS9S5E9M* 15
COMPANIES HOUSE 25/03/2006

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 601 MEMBER ACCOUNT HGCF	ORDINARY	10,300
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: /

Signed: [signature] Date: 13 March 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K. McLean, Fleet Place House, 2 Fleet Place
Holborn Viaduct, London EC4M 7RF
Tel 020-7910 7141

DX number | DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 1000608

Company name in full MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15450		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	27.669225p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A40 *A69S4E0L* 16
COMPANIES HOUSE 28/03/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF	ORDINARY	15,450
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form /

Signed [signature] Date 23 March 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K. McLean, Fleet Place House, 2 Fleet Place
Holborn Viaduct, London EC4M 7RF
Tel 020 7710 5141

DX number DX exchange

23 MAR 2006

RECEIVED

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 1000 608

Company Name in full MANAGEMENT CONSULTING GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	03	03	2006	†Date of Birth	01	04	1945

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): ANDREW HENRY

Surname: SIMON

Previous Forename(s): — Previous Surname(s): —

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

†† Usual residential address: LODGE WAY HOUSE, HARLESTONE RD

Post town: NORTHAMPTON Postcode: NN5 7UG

County / Region: Country: UK

†Nationality: BRITISH †Business occupation: CO DIRECTOR

†Other directorships (additional space overleaf): ABP Plc / TRAVIS PERKINS plc / DALKIA Plc.

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date**

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

K. McLEAN, Fleet Place House, 2 Fleet Place
Holborn Viaduct, London EC4M 7RF
Tel 020-7710 5141

DX number DX exchange

A40 COMPANIES HOUSE 25/03/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form April 2002

BRAKES BROS plc.

SGL CARBON AG - Germany

FINNING INT. VANCOUVER, Canada

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 1000608

Company name in full MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21 03 2006	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20601		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	29.1255p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

'ompanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
or companies registered in England and Wales

'ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
or companies registered in Scotland

Thi

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name ROBERT FOSTER-MIDDLETON	Class of shares allotted	Number allotted
Address PO BOX AP59206, NASSAU, BAHAMAS	ORDINARY	20,601
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MK Currie Date 26 March 2006

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MRS KARIN McLEAN, ASST. COMPANY SECRETARY
FLEET PLACE HOUSE, 2 FLEET PLACE,
HOLBORN VIADUCT, LONDON* Tel 02077105141
DX number DX exchange

* EC4M 7RF

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 1000608

Company name in full MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	20601	108152	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	29.1255p	25.0000p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE 30/03/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	128,753
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 26 March 2006

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MRS KARIN MCLEAN, ASST. COMPANY SECRETARY
8 FLEET PLACE HOUSE, 2 FLEET PLACE,
HOLBORN VIADUCT, LONDON* Tel 02077105141

DX number DX exchange

* EC4M 7RF

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 1000608

Company name in full MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	04	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25750		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE J7 28/04/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 25,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10 April 2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karin McLEAN, Fleet Place House 2 Fleet Place, Holborn Viaduct, London EC4M 7RF

Tel 020 7710 5141

DX number DX exchange

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	1000608
Company name in full	MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15450		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

C This [redacted] COMPANIES HOUSE 09/06/2006

ompanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
or companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
or companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT GICLT	ORDINARY	15,450
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form /

Signed [signature] Date 8/5/06

A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K. Mclean, Fleet Place House, 2 Fleet Place
Holborn Viaduct London EC4M 7RF
Tel 020 7710 5741
DX number DX exchange

Companies House
for the record

RECEIVED 2006 MAY 13 A

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 1000608

Company name in full MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	36051		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE 12/05/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF	ORDINARY	36,051
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed M McCurrie **Date** 10/5/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	108,152
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10/5/00

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

Company Number	1000608
Company name in full	MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	108152		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Management Consulting Group PLC

Group consultancies

Management Consulting Group PLC is comprised of two leading specialist consultancies:

Proudfoot Consulting

Parson Consulting

Profiles of the two consultancies are set out on the following pages.

Heritage

Proudfoot Consulting was founded in 1946 in Chicago. It grew into an international partnership, which in 1987 listed on the London Stock Exchange. To accelerate Proudfoot's growth in Europe it acquired IMR in 2000 and Czipin in 2001 and merged those businesses into the European Proudfoot business.

Parson Consulting was acquired in 2002. It was based in the United States and has been expanded into Europe and the Pacific region.

Management's objective

To deliver substantial shareholder value over the medium term by acquisition and by delivering organic revenue and margin growth as a multi-disciplinary consulting and professional services group.

Strategy

The Group will:

operate and continually invest in its consultancies and its people to ensure they deliver profitable, sustainable revenue growth that is ahead of the market rates of growth for the consultancy sector;

acquire consultancies that either diversify the range of consulting offerings available to clients or deepen the coverage of existing Group offerings. Each consulting offering will go to market through its own brand and be operated separately by its own dedicated management team; and

communicate clearly, regularly and fairly with all its stakeholders.

Participation

It is the medium term aim that 20% of the equity should be held by Group employees.

Head office

Investor relations +44 20 7710 5000

Management Consulting Group PLC will, over time, become an umbrella organisation for a diverse range of consulting and professional service offerings.

Our uniqueness

Proudfoot Consulting implements sustainable operational improvements at no net annualised cost to its clients. We operate globally with offices in five continents.

Our focus

Our consulting offering combines three core disciplines:

Process improvements: The thorough review and redesign of existing business processes for sales, output, direct costs, overheads or capital expenditure to improve measurably their effectiveness;

People solutions: Working with, educating, training and communicating with all relevant people to provide solutions that align thinking and behaviour in support of the redesigned processes and to facilitate positive change; and

Management operating systems: The development of coherent impactable indicators to precipitate corrective managerial actions.

We call the successful combination of these three disciplines an installation. We project manage the installation using the proprietary technique of Co-Venture® which, through partnership with our clients, accelerates the pace of change from the consulting intervention.

How we work with clients

First, we identify the opportunities for improvements in profitability through discussions with senior management. **Second**, we analyse the identified opportunities using an extensive suite of proprietary techniques to quantify the extent of the benefits obtainable. **Finally**, we undertake an *installation* to realise the identified benefits.

Satisfaction

We ensure continuing satisfaction by weekly meetings with our clients which include approval of work performed and fees incurred. Any issues are therefore promptly addressed and overcome. To demonstrate our commitment, clients have the right to terminate the engagement at two weeks' notice without penalty. Over 90% of our clients are prepared to act as references.

(Based on independent research by Franklin Consulting Works, an outside research firm)

Representative clients

Clients span all industries and all geographic regions. Representative clients include AMP, BP, Degussa, Exide, Newmont Mining, Sara Lee and Société Générale.

Our people

Our analysts are highly trained to identify clients' issues and quantify the impact of those issues. Our consultants are typically former managers with practical experience who have become consultants in their 30s. We have people with backgrounds in most industries.

What we are not

Strategy consultants, IT installers, HR policy consultants, outsourcers. We know what we can do well and limit our practice to our expertise.

proudfoot consulting

How we charge

Initial discussions are free and without obligation. Business reviews that analyse improvement potential are charged on a time basis. The installation is also charged on a fixed-fee basis ensuring that the annualised benefit to the client is a multiple of our fees.

Our challenges to clients

If you can say that you are content with your level of profitability and productivity, you do not want us.

If you believe that you can improve, you should be talking to us. With our fee structure, what have you got to lose?

Engagement snapshots

An insurance company halved the new product development cycle by installing more timely and frequent launches of targeted products resulting in a sales increase of over US$15 million within nine months.

Over the last five years working with a global telecommunications manufacturer on manufacturing, logistics, product development and revenue enhancement, we delivered over US$157 million of profit improvements.

A worldwide flooring and kitchen manufacturer had successfully increased its sales but needed a better management system to deliver its products to fulfill the orders. The new process and procedures delivered a profit improvement of over US$13 million annually.

A leading business service provider, focused on outsourcing and marketing services, reduced costs by £2 million whilst improving relationships with key clients by installing relevant and efficient KPIs and a focused management operating system.

For 10 years, we have worked with one of the world's largest mining companies to increase production at different sites against a background of initially falling and more recently rising minerals prices. We have achieved over £78 million in profit growth, in one case, and extended the life of a mine by ten years.

Call centre employees at a global 100 telecommunications company only spent 25% of their time selling with the rest of their time spent on onerous administration. By streamlining administration and improving the handling rates, sales increased by £2.8 million, annual cost savings of £1 million and improved customer service were achieved.

Partnering with a car component manufacturer, we improved the supply chain efficiency and procurement practices resulting in benefits of US$3.3 million.

Working in a unionised environment, we increased productivity in operations, streamlined an organisational structure and optimised the purchasing system, reducing costs by 27% and saving €5.8 million.

Regional head offices

Americas	+1 212 755 2550	Africa	+27 11 706 8080
Europe	+44 20 7710 5100	China	+852 3102 2938
Pacific	+61 2 9957 5027		

www.proudfootconsulting.com

Our uniqueness

Parson Consulting develops excellence in finance and operations. To meet today's standards of corporate governance we do not audit or resell software and therefore are free of any conflicts of interest. Our financial management consulting services are provided from 14 offices across the United States, Europe and Asia Pacific.

Our focus

Parson Consulting assists Chief Financial Officers to provide valuable financial information and insight to stakeholders through strategic finance, accounting and finance operations, governance and risk management, and corporate transactions support.

We enhance clients' management decision making through business process improvements, business systems optimisation and project management.

We assist finance functions and operational support functions whether they adopt a maximum efficiency, maximum value added or balanced service approach.

How we work with clients

We systematically implement agreed upon, practical solutions using the right combination of functional experience, process design and systems applications expertise.

We always seek to maximise current resources and technology to increase clients' return on investment.

We provide services that auditors are prohibited or discouraged from supplying under the Sarbanes-Oxley Act and other similar regulations and guidance, often with preferred supplier status.

Satisfaction

We have a very high client satisfaction record. Our client satisfaction level of over 90% is more than twice the industry standard.

(Based on independent research conducted by Gantz Wiley, an independent research firm)

Representative clients

We have worked with over 1,000 clients, including over one-third of the Fortune 500. Among them are: Astra Zeneca, Avis, Barclays, Citigroup, Ford, General Mills, JP Morgan Chase, Shell, Unilever and Warner Bros.

Our people

Our people typically have extensive professional experience and have worked in financial management and operational roles. They are full time consultants.

What we are not

External or internal auditors, policy and strategy consultants, tax advisers, merchant or investment bankers, software or hardware on-sellers, software coders/programmers, recruitment consultants. We know what we can do well and limit our practice to our expertise.

How we charge

Initial discussions are free and without obligation. We generally charge weekly to ensure clients have a clear understanding of a project's progress. Fixed fees can be agreed for tightly defined projects.

parson consulting

Our challenges to clients

Do you produce accurate, business relevant information on a timely basis as efficiently as possible? Does your business comply with corporate governance standards such as Sarbanes-Oxley? Do you need assistance with modelling and forecasting in relation to a corporate transaction? If you believe you can develop, we can help you.

Are your existing auditors or consultants free from auditing conflicts of interest (whether actual or perceived)? Do they have the breadth and depth of experience as full-time consultants that you require? If you have any reservations, think of us.

Parson Consulting can meet all your financial management consulting needs. With our expertise, what have you got to lose?

Engagement snapshots

Strategic finance

A global industrial gases company, with a finance shared service centre, wanted to understand the benefits, risks and costs associated with an offshore finance business process outsourcing solution prior to determining its future location.

After a strategic finance review, the reporting lines for a large oil company were restricted to ensure that the financial and non-financial KPIs were reported consistently by each back office function and geographic region.

Accounting and finance operations

Following the merger of a European defence company, we examined its operating structure, forecasting and overall efficiency. Savings of £15-20 million were identified.

A 60% reduction in the monthly close cycle time was obtained by installing a shared service accounting centre for a Fortune 200 diversified manufacturer.

Governance and risk management

After completing the Sarbanes-Oxley Section 404 compliance work for a global consumer goods manufacturer, the work was expanded to identify control improvements and other opportunities regarding process efficiency and operational risk.

A major clothing retailer stabilised its ongoing Sarbanes-Oxley Section 404 compliance programme by implementing specialist Sarbanes-Oxley software. We configured the software to customise it to the client's environment and supported the implementation process.

Transaction assistance

A private equity backed business was supported through its twin track IPO/trade sale process, preparing forecasts and information as part of the due diligence process.

An £800 million pan European services business required specialist resource to assist with its secondary fund raising by project managing the internal process, preparing and challenging forecast information and liaising with stakeholders.

Regional head offices

Americas	+1 312 541 4690	France	+33 1 4076 9000
UK	+44 20 7710 5200	Australia	+61 2 8913 9600

www.parsonconsulting.com

The results for the year ended 31 December 2005 are summarised as follows:

	Year ended 31 Dec 2005	Year ended 31 Dec 2004
	£'000	£'000
Revenue		
Proudfoot Consulting	86,385	81,437
Parson Consulting	43,216	37,811
	129,601	119,248
Profit from operations		
Proudfoot Consulting	11,314	10,082
Parson Consulting	2,245	2,354
	13,559	12,436

All figures are stated in accordance with International Financial Reporting Standards.

Overview

Trading in 2005 showed good progress in both consultancies. The performance of the Group improved as the year progressed. We entered 2006 with a strong order book.

Revenue for the year was up 9%. There was no material change in the balance of our businesses with Proudfoot Consulting generating 67% of revenue (2004: 68%) and Parson Consulting generating 33% of revenue (2004: 32%).

North America remains our most important geographic region but its dominance declined somewhat from 65% of revenue to 61% of revenue with a greater share in Europe and elsewhere. This reflected our investment in geographic regions outside North America.

The gross profit margin continues to be tightly managed and was little changed from last year at 50% (2004: 49%). Administrative expenses increased by only 2%. Selling costs increased to 27% of revenue compared with 26% last year reflecting the recruitment costs as we expanded the geographic coverage of Proudfoot Consulting to Greater China and Parson Consulting to France and Australia.

Profit from operations increased by 9% to £13.6 million. This includes a credit of £0.9 million arising from a time expired indemnity given in 2000 in connection with the sale of Proudfoot Consulting's Japanese operations. The 2004 profit included a similar sized credit of £0.8 million arising from an expired management incentive plan.

Net finance income increased to £0.4 million, primarily from interest income on our cash balance.

Profit before tax was £13.9 million, an increase of 12% on 2004.

Earnings per share increased by 15% to 5.3 pence per share.

Proudfoot Consulting

Proudfoot Consulting's revenue was £86.4 million, an increase of 6% over 2004. Revenue grew in both the dominant markets of North America and Europe: North America by 7% and Europe by 3%.

In North America, the same industry sectors continued to buy Proudfoot Consulting's services as last year: manufacturing, natural resources, telecommunications and financial. The services purchased focussed on clients achieving greater sales effectiveness and greater output through productivity gains as well as an ongoing emphasis on lower cost production through better supply chain and procurement management in particular.

The UK business continued to be the strongest in Europe. In addition, there were, late in 2005, encouraging signs of increased activity in continental Europe, particularly in Germany. We have not

however, yet seen a sustained pattern of increased activity in any individual continental European country.

The revenue in the rest of the world included revenue of £0.8 million from Greater China following our opening of offices in Hong Kong and Shanghai in early 2005.

The profit from operations for the Proudfoot Consulting business was £11.3 million (2004: £10.1 million). After adding back depreciation, the EBITDA margin was unchanged at 13%, compared with our target of a sustainable 15% margin. The second half margin was 16% reflecting the higher revenue in the second half than in the first half and the inherent operational gearing in the business.

Parson Consulting

Parson Consulting's revenue increased to £43.2 million, an increase of 14% over 2004. The growth in revenue was achieved despite the peak demand for US domestic Sarbanes-Oxley related work having passed in 2004.

The profit from operations was £2.2 million, £0.1 million lower than 2004. After adding back depreciation and the start up costs, the EBITDA margin was 9%. We continue to target a sustainable 15% EBITDA margin from top line growth and operational gearing.

Parson Consulting has continued to invest in diversifying its worldwide service offerings and its non US geographic regions to counteract the impact of the declining demand for US based Sarbanes-Oxley related work. The revenue growth results from these investments. Non Sarbanes-Oxley related work amounted to £17 million in the year and the non US business now represents nearly 25% of the total revenue.

There were significant improvements in project margins in the year but this is not yet visible in the profit from operations due to the investments in service developments and people in Australia and France.

Balance sheet

Net assets increased by £9.7 million to £57.9 million, driven primarily by the post tax profits in the year of £9.8 million.

Whilst the average exchange rates were little changed in 2005 compared with 2004, the year end closing rates of exchange showed a strengthening of the US dollar to Sterling. As a result net assets increased by £1.5 million. This was offset by the lowering of the discount rate used to estimate our closed defined benefit pension fund liability which reduced net assets by approximately £1.6 million.

The cash balance increased by £7.1 million to £21.6 million at 31 December 2005 (2004: £14.5 million). The increase in cash is attributable to the trading result, offset by contributions to the closed US defined benefit pension plan, tax and dividends. The current cash balance places the Group in a strong position to pursue modest sized acquisitions as part of its strategy to grow the Group and diversify its consulting offerings.

Long term provisions declined due to the release of the Japanese indemnity provision, offset by a £0.5 million increase in the liability to the US retirement benefit plan as a result of foreign exchange losses and more conservative actuarial assumptions. In the year we continued to fund the plan to reduce the deficit further. The investment performance was broadly in line with actuarial assumptions.

Dividend

As a result of the growth in earnings per share from 4.6 pence to 5.3 pence, the cash position and the outlook for 2006, the Board is pleased to recommend a final dividend of 0.8 pence per share which represents an increase of 19% over the 0.67 pence per share in respect of 2004. The dividend will be payable on 5 June 2006 to shareholders on the register on 19 May 2006. Under IFRS, this dividend will be recognised in the Group's results in 2006.

People

We are grateful for the contribution of all employees and their part in the

(continued)

continued development of Proudfoot Consulting and Parson Consulting.

On 1 March 2005, Mark Currie joined the Board and succeeded Stephen Purse as the finance director. At the Annual General Meeting held on 26 April 2005, Alan Barber was appointed as a non-executive director to the Board.

On 3 March 2006, Stephen Ferriss and Andrew Simon joined the Board as non-executive directors and will offer themselves for re-election at the forthcoming Annual General Meeting.

Strategy

Our strategy is focussed on building a Group comprising a series of consultancies with particular specialisms in different aspects of consulting. This approach will diversify the dependency of the Group from our two existing consultancies.

We remain of the view that both the Proudfoot Consulting and the Parson Consulting businesses have excellent medium term prospects. Going forward, we will continue to expand the geographical overlap of the two businesses to maximise the benefit that comes from our existing infrastructure. We also intend to deepen the resource and our commitment to our existing businesses and continue to develop our service offerings.

Prospects

2005 was characterised by an abnormal first half to second half revenue split in Proudfoot Consulting. We do not expect this to be repeated in the current year. As it is too early in our current year to have good visibility into second half trading, it would be appropriate to assume that the normal seasonal bias to the first half of the year will be observed in 2006.

The strong end to 2005 in Proudfoot Consulting produced a high order book in that consultancy providing good visibility into the first half of the year. Parson Consulting's order book was little changed from the end of the previous year. Trading in the first two months of the year in Proudfoot Consulting has shown strong year on year growth in all its markets. Parson Consulting has started the year slowly in North America but has shown good growth in other geographic regions.

Consequently, the Group should deliver strong year on year revenue growth in the first half of the year driven by an encouraging outlook for Proudfoot Consulting balanced by a more cautious view for Parson Consulting.

Dr Rolf Stomberg

Chairman

Kevin Parry

Chief Executive

The business, its objectives and strategy

Information on the Group's business, corporate objectives and strategy are set out in the corporate profile and consultancy profile sections of this annual report.

During 2005 particular attention was directed towards:

- extending the Parson Consulting and Proudfoot Consulting offering into new geographic regions; and
- building the consultancies in their core geographic regions.

Five year summary

	2005 IFRS £m	2004 IFRS £m	2004 UK GAAP* £m	2003 UK GAAP* £m	2002 UK GAAP* £m	2001 UK GAAP* £m
Revenue	129.6	119.2	119.2	88.6	107.3	72.1
Profit from operations	13.6	12.4	12.3	0.2	7.6	1.7
Finance income	0.4	–	–	–	0.4	0.5
Taxation	(4.1)	(3.9)	(3.0)	(1.1)	(0.6)	(0.5)
Profit/(loss) for the year	9.8	8.5	9.3	(0.9)	7.4	1.7
Basic earnings/(loss) per share+	5.3p	4.6p	5.0p	(0.5)p	4.7p	1.4p

* For 2004 and prior, the UK GAAP numbers have been adjusted to remove goodwill amortisation which was the major adjustment to profit from operations arising from the conversion to IFRS.

+ adjusted for effect of capital issue in May 2002

Business review

The Group operates two management consulting businesses with very similar economic drivers.

Our business model

Proudfoot Consulting earns its revenue through charging its clients fixed fees, to assist them to improve their profitability. Clients are generally billed weekly over the period of the assignment and fees are inclusive of out of pocket expenses.

Parson Consulting generally charges clients on a time and expenses basis where out of pocket expenses are a pass-through cost. Parson Consulting bills clients weekly.

Both consultancies actively manage their utilisation through rigorous staff forecasting and scheduling. This, in combination with tight management of travel and accommodation costs in Proudfoot Consulting, allows us to achieve a consistent 50% gross margin after allowing for investment in training our delivery staff and time off for holidays and sickness. We manage our resource base on a continental and global basis to optimise utilisation. Our consultants are incentivised to deliver quality profitable assignments through a bonus scheme.

Our sales force is also incentivised through a bonus scheme; they receive bonuses based on the cash collected from fees billed to clients. They are paid a base salary and their bonus begins to accrue once they have sold a multiple of their salary at our target margin levels. This results in the sales cost to revenue ratio falling as revenue grows.

Overheads represent the costs of the support infrastructure for both consultancies and the head office management function, which provides shared service support for a number of functions including knowledge management, management information systems, human resources, marketing and finance. A number of our facilities are also shared across the world. Our overhead base has the capacity to support a greater level of revenue and activity than we currently generate. The bonus scheme for our back office staff is linked to the underlying profitability of

our businesses which provides a hedge for the shareholders' return.

Information on the trading performance of the individual businesses and geographical units is given in the Management Statement.

Net assets

Net assets increased by £9.7 million to £57.9 million, driven primarily by the post tax profits in the year of £9.8 million.

Our profit for the year of £9.8 million is arrived at after charging £0.6 million for share option charges and £0.8 million for deemed tax charges connected to our US pension contributions. Neither of these items create liabilities for the Group so are added back to net assets.

During 2005 we paid a dividend of £1.2 million in respect of 2004's profits.

The major movements in the net assets were an increase in goodwill of £2.2 million to £68.3 million due to foreign exchange movements and an improvement in net current assets due to retained profits. The cash balance was £21.6 million, an increase of £7.0 million due to our high operational cash generation and continued strong working capital management.

Clients are generally billed on a weekly basis. Amounts outstanding from clients are reported to management on a weekly basis and appropriate action is taken to obtain payment of any amounts not paid within the contractual terms. Trade debtors at 31 December 2005 represented approximately 18 days' sales (2004: 16 days).

Whilst the average exchange rates were little changed in 2005 compared with 2004, the year end closing exchange rates showed a strengthening of the US dollar to Sterling. As a result net asset growth benefited from the strengthening of the US Dollar between the balance sheet dates of 10% resulting in an increase in our net assets of £1.5 million. This was offset by the actuarial loss on our closed defined benefit pension fund liability which reduced net assets by approximately £1.6 million.

Resources of the business and investment in the future

The Group's key assets are its client relationships, its people and its intellectual property.

Client relationships are strengthened by regularly reviewing the performance of every engagement, in conjunction with the client, while the engagement is being undertaken. This enables timely resolution of issues arising to ensure that the client is highly satisfied with the results of each assignment. It is our objective that every client becomes a reference for potential future clients; post-engagement reviews of client satisfaction are carried out on all significant engagements.

There is no undue dependence on any individual client project. The largest client in 2005 accounted for approximately 10% (2004: 10%) of Group revenue. We undertook three separate engagements for that client, the largest of which accounted for 5% of Group revenue. The largest single project undertaken during the year accounted for approximately 5% (2004: 7.5%) of Group revenue.

The remuneration policies of the Group are designed to retain key individuals by rewarding performance and deferring the payment of a portion of incentive pay which is conditional on continued employment. The performance of every employee is reviewed regularly and actions are agreed to deal with any identified performance issues. An integrated performance measurement system has been installed to enable the

performance of individuals to be measured and compared across the businesses. The training needs of each employee are also reviewed and tailored training programmes have been developed for each of the core functions within both the Proudfoot Consulting and Parson Consulting businesses. The headcount needs of the businesses are reviewed weekly in light of the projected requirements of the business as indicated by the forward order book and order prospects. Standardised employment contracts that take account of local laws and practices are in place.

The Group has developed an intranet-based knowledge management system to document the intellectual property that has been developed through many years of assisting clients. Client needs are regularly reviewed and new services developed in accordance with the identified needs. Both Proudfoot Consulting and Parson Consulting have dedicated Practices groups which turn client needs into concrete offerings we can deliver to the market. Appropriate steps are taken to safeguard the security of the Group's intellectual property and we do not hesitate to take legal or other actions to protect it, if this is necessary.

Investment for the future has continued in staff skill sets, training, management information systems and marketing. Marketing expenditure has continued to focus on building potential clients' awareness of the Group's brands and the services we offer.

Risk management

The Group has operating and financial policies and procedures designed to maximise shareholder value within a defined risk management framework.

The key risks to which the business is exposed are reviewed regularly by senior management and the Board as a whole.

The major risks our business faces are related to maintaining and extending our client base, attracting and retaining talented employees and using our intellectual capital to full advantage.

Potential contractual liabilities arising from client engagements are managed through careful control of contractual conditions and appropriate insurance arrangements. There is no material outstanding litigation against the Group, of which the directors are aware, which is not covered by insurance, or provided for in the financial statements.

Financial review

Capital structure and treasury policies

The Group is wholly financed by shareholders' equity. The Group had surplus cash at 31 December 2005, which places the Group in a strong position to pursue modest sized acquisitions as part of its strategy to grow the Group and diversify its consulting offerings.

The Group's foreign exchange exposure is primarily a translation risk as the Group's businesses operate mainly in their local currency and, as a result, the Group's transactional exposure to exchange rate movements is minimal. Translation risk arises primarily from the goodwill being denominated in US$ and Euros whilst there is a partial hedge against translation movement from the US$ long term retirement benefits liability.

Treasury activities are managed on a day-to-day basis by a treasurer who reports frequently to the executive directors. There are established treasury policies that are reviewed regularly to ensure that they remain relevant to our business. The objective of the Group's treasury policies is to provide liquidity for the

(continued)

Group at minimum risk and minimum cost and to hedge known financial exposures. The main treasury risks faced by the Group are country specific liquidity risks.

Investment of the Group's cash is made within policies that cover counter party risk and liquidity. Surplus cash is invested generally on maturities of three months or less. The Group's cash position is closely monitored and there are effective cash forecasting procedures in place. These procedures involve careful review of future billing levels and new business prospects with operational management. Surplus funds are collected centrally and invested with approved counterparties, within authorised limits and with the aim of maintaining short term liquidity whilst maximising yield.

The Group's retirement benefits liability relates to the closed US defined benefit pension scheme and to the closed US post-retirement medical benefits plan.

The Group actively manages the potential liabilities arising from the retirement benefit schemes, regularly reviewing performance and making changes where appropriate. Qualified actuaries are consulted and they carry out regular reviews of the position.

During the year, the retirement benefit obligation increased by £0.5 million to £11.9 million, as a result of more conservative actuarial assumptions. Cash contributions to the schemes amounted to £2.5 million. A net actuarial loss of £1.6 million arose as a result of the discount rate applicable to future benefits being decreased by 0.25% to 5.5%, more conservative mortality assumptions being used and the investment return of 7.3% being slightly below the long term assumed average of 8%. Our returns beat the benchmark returns by 1.4% points. The strengthening of the US$ increased the net liability by £1.3 million.

Cash flows

The cash balance at the year end was £21.6 million compared to £14.5 million at the prior year end, an increase of £7.1 million, of which £0.4 million was due to foreign exchange movements.

The net cash inflow from operating activities before taxation and pension funding was £14.1 million compared with £15.0 million in 2004. This represents an operating cash conversion rate of 104% (2004: 120%) due to our negative working capital profile which arises from the interaction of rapid debtor collection and deferred bonuses for employees.

The principal cash outflows were tax of £2.7 million, net investments in fixed assets of £1.1 million, payments into the closed pension and medical benefits schemes of £2.5 million and the payment of the 2004 dividend of £1.2 million.

Taxation

The Group's tax charge for 2005 was £4.1 million (2004: £3.9 million), which represents a reported effective tax rate of 30% (2004: 32%).

Excluding the credit in the current year associated with the Japanese indemnity provision, the effective tax rate is 32% (2004 excluding the credit in the prior year associated with the management incentive plan: 34%). The 2005 charge benefited from a release of prior year over-estimated liabilities of £1.2 million.

The current year effective "cash tax" rate is 29% as this benefits from tax deductions of £1.6 million in respect of pension contributions and goodwill which are not reflected in the income statement tax charge (in accordance with accounting standards).

We expect our "cash tax" charge to remain below the income statement tax charge for some years.

In addition we have tax losses in various countries. The ability to utilise these losses is uncertain and dependent on improvements in profitability particularly in Europe. Consequently, no deferred tax asset is recognised in respect of these losses.

Returns to shareholders

The basic earnings per share amounted to 5.3 pence, an increase of 15% compared with 4.6 pence in the prior year. The diluted earnings per share amounted to 5.2 pence compared with 4.5 pence in the prior year. Dilution occurs if performance criteria related to share options are met.

Having regard to the trading prospects and the cash balance, a final dividend of 0.8 pence per share is proposed. This represents a 19% increase over the dividend paid in respect of 2004's profits.

Going concern

The directors are satisfied that the Group has adequate resources to continue in operation for the foreseeable future. For this reason the going concern basis has been adopted in preparing the financial statements.

International Financial Reporting Standards

The Group reports its full year results for 2005 in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union from 1 January 2005. The prior year comparative figures have been restated under IFRS. The restatements of the 2004 full year results and balance sheet from UK Generally Accepted Accounting Principles (UK GAAP) to an IFRS basis and the restated opening balance sheet at 1 January 2004, which is the transition date for the Group's adoption of IFRS, are set out in notes 28 and 29 to the financial statements repeating information published previously.

The transition to IFRS resulted in an increase in both profit from operations and profit before tax for the year ended 31 December 2004 of £3.9 million compared with UK GAAP, due to the removal of goodwill amortisation (£3.8 million) and deferral of long-term employee benefits (£0.5 million), offset in part by a new charge for employee share options in 2004 of £0.4 million.

Equity shareholders' funds at 31 December 2004 increased by £4.6 million under IFRS compared to UK GAAP, due predominantly to the post tax impact of the necessary adjustments and the reversal of the necessary proposed year end dividend of £1.2 million which is recorded when declared under IFRS.

Basic earnings per share for 2004 of 4.6 pence were 0.4 pence lower under IFRS than the headline earnings per share under UK GAAP (before goodwill amortisation).

Mark Currie
Finance Director

board of directors

Chairman **

R W H Stomberg

Dr Rolf Stomberg, aged 66, joined the Board in September 1998. He is Chairman of the Supervisory Board of Lanxess AG and a non-executive director of a number of leading international companies including TNT Group, Reed Elsevier PLC, and Smith and Nephew plc. He was formerly a director of British Petroleum Company PLC where he spent 27 years, latterly as Chief Executive of BP Oil International. He is Chairman of the Nominations Committee.

Chief Executive **

K A H Parry

Kevin Parry, aged 44, was appointed Chief Executive on 1 January 2000. A graduate in management studies from Cambridge University, he qualified as a Chartered Accountant with KPMG in 1986. He was appointed a London partner in that firm in 1994 and, on appointment as a managing partner in 1998, joined the UK firm's management team and was responsible for the Information, Communications & Entertainment practice. He left KPMG to join the Group on 31 December 1999. He is a non-executive director and chairman of the audit committee of Schroders plc and a non-executive adviser to Knight Frank LLP.

Finance Director

M A Currie

Mark Currie, aged 43, joined the Board on 1 March 2005 and took over as Finance Director on 7 March 2005. A graduate in law from the London School of Economics he qualified as a Chartered Accountant with KPMG in 1987. Between 1997 and 2000 he was an executive in the Principal Finance group at Nomura. Prior to joining the Board he was a partner in KPMG for five years where he was involved in providing transaction support services to global clients and building the private equity practice.

Non-executive Director

A J Barber * # **

Alan Barber, aged 58, joined the Board in April 2005. He is a non-executive director of Invesco English & International Investment Trust PLC, JP Morgan Fleming Japanese Investment Trust PLC as well as two other private companies. He is a former non-executive director of Lastminute.com PLC and Teather & Greenwood Holdings PLC and was a partner in KPMG's London office up to 2004. He is Chairman of the Audit and Risk Committee.

Non-executive Director * # **

Baroness Cohen of Pimlico

Baroness Cohen, aged 65, joined the Board in August 2003. She was originally a solicitor, then had a career in the Department of Trade and Industry and subsequently as a corporate financier and adviser in the Charterhouse Group. She sits as a Labour peer in the House of Lords. She is chairman of BPP Holdings PLC and a non-executive director of the London Stock Exchange PLC and TRL Electronics plc. She is the senior independent director and the Chairman of the Remuneration Committee.

Non-executive Director

J P Bolduc

J P Bolduc, aged 66, joined the Board in September 1996. He is a US citizen and is currently Chairman and Chief Executive Officer of JPB Enterprises, Inc. He was formerly President and Chief Executive Officer of WR Grace & Co. and President and Chief Executive Officer of J.A. Jones Inc. Mr Bolduc also serves on the Boards of Unisys Corporation and EnPro Industries, Inc. as well as several other private and not for profit enterprises.

Non-executive Director

S A Ferriss

Stephen Ferriss, aged 60, joined the Board on 3 March 2006. He is a US citizen residing in London. He spent 17 years at Bank of America working in the United States of America and latterly in London and Madrid. In 1987 he joined Bankers Trust and served in various roles including managing director and partner of the Bankers Trust's Global Investment Bank in London and New York. He spent three years from 1999 to 2002 as President and CEO of Santander Central Hispano Investment Securities Inc. He is a non-executive director of Santander Bancorp in Puerto Rico and of Unión Española de Explosivos S.A. in Spain.

Non-executive Director * **

A H Simon OBE

Andrew Simon, aged 60, joined the Board on 3 March 2006. He spent 23 years as the managing director, chief executive and chairman of the Evode Group PLC. Mr Simon holds an MBA from Wharton School of Finance in Philadelphia and has a diversified range of non-executive director and chairman positions. He is a non-executive director of Associated British Ports PLC, Brake Bros Limited, Dalkia PLC and Travis Perkins PLC in the UK and sits on the supervisory board of SGL Carbon AG. He is also a non-executive director of Finning International Inc. in Canada.

** Member of the Remuneration Committee # Member of the Audit and Risk Committee ** Member of the Nominations Committee*

Note: ages are as at the date of the Annual General Meeting

directors' report

The directors present their annual report, incorporating their reports on corporate governance, audit and risk, and remuneration, together with the audited financial statements for the year ended 31 December 2005. These will be laid before the shareholders at the Annual General Meeting on 12 May 2006.

Activity

The principal activity of the Group is the provision of management consulting services. Details of the Group's principal subsidiary undertakings, through which it carries out its activities, are set out in the notes to the financial statements.

Business review

The Management Statement and the Financial Review contain a detailed overview of the Group's business and future prospects.

Group results

The Group's profit before taxation for the year ended 31 December 2005 amounted to £13.9 million (2004: £12.4 million).

Dividend

The directors recommend the payment of a final dividend of 0.8 pence per share to be paid on 5 June 2006 to ordinary shareholders on the register on 19 May 2006 (2004: 0.67 pence).

Directors

The names and brief biographical details of the directors are shown on the preceding two pages. Dr Stomberg, Mr Parry, Mr Bolduc and Baroness Cohen held office throughout the year. Mr Currie was appointed on 1 March 2005, Mr Barber was appointed on 26 April 2005 and both Mr Ferriss and Mr Simon were appointed on 3 March 2006. Mr Purse resigned to take up a position elsewhere on 7 March 2005, and Mr Jones stood down from the Board on 26 April 2005.

In accordance with the Company's Articles of Association Mr Ferriss and Mr Simon, having been appointed as directors after the last Annual General Meeting, will offer themselves for re-election at the forthcoming Annual General Meeting. Mr Bolduc and Baroness Cohen will retire from the Board by rotation at the forthcoming Annual General Meeting. Both Mr Bolduc and Baroness Cohen will offer themselves for re-election.

During and at the end of the financial year no director had a material interest in any contract of significance to which the Company or any subsidiary was a party. Related party transactions are disclosed in note 26.

Creditor payment policy

The Group's policy, in relation to all of its suppliers, is to agree the terms of payment when first contracting with the supplier and to abide by those terms provided that it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. The Group does not follow any code on payment practice but operates a prompt payment policy on settling invoices. The amount of trade creditors shown in the balance sheet at 31 December 2005 represents 24 days of average purchases during the year (2004: 7 days) for the Company and 15 days (2004: 15 days) for the Group.

Substantial share interests

As at 3 March 2006 (the latest practicable date prior to the issue of this report), the Company had been notified, in accordance with Sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company:

	no of ordinary shares	*% of issued* share capital
Schroders Investment Management Limited	33,189,628	17.52
BriTel Fund Trustees Limited	15,255,855	8.05
UBS AG	9,326,177	4.92
Royal Mail Pensions Trustees Limited	7,756,099	4.09
Legal and General Group PLC	6,465,130	3.42
Barclays PLC	6,144,828	3.24

Corporate social responsibility

Mr Currie replaced Mr Purse on 7 March 2005 as the director responsible for the Group's corporate social responsibility. Since the last annual report was published, active steps have been taken to improve the Group's policies and performance. A proposed Environmental Management System has been produced and submitted to the Board. In the places in which the Group operates, it aims to make a social and economic contribution, including minimising effects on the environment.

Environmental policy

The Group seeks excellence in all aspects of its business and during 2005 carried out a thorough review of its environmental practices. A revised environmental policy has been developed that aims to minimise, where practical, the Group's impact on the environment.

As a group of management consulting companies, the Group's business has a relatively small impact on the environment. Nevertheless, the Board recognises the quality of the environment in which it operates is a concern for its stakeholders and others in the community and consequently is essential to the long-term financial performance of the Group.

The Group ensures that all laws, regulations and official guidelines in the countries in which it operates are complied with and, where practical, exceeded.

Following the reporting guidelines issued by the Department for Environment, Food and Rural Affairs (DEFRA), the Group's Environmental Officer has identified areas where the Group could have an impact on the environment and has taken steps to reduce this impact. These are detailed below. Reviews of the quantitative impact on the environment in these and other areas will continue to be undertaken to enable the Group's environmental performance to be assessed and further improved.

Energy use and climate change

Carbon dioxide is one of the most significant air pollutants as it is currently responsible for approximately 60% of the "enhanced greenhouse gas effect".

directors' report

(continued)

From 1 January 2005, the amount of electricity used in the Group's largest offices is being measured to identify how much is used and identify where reductions can be made in the future.

Due to the nature of the business and the need for employees with appropriate experience to work on projects, employees regularly need to travel to clients' sites, often this involves travelling to different countries. Employees are encouraged, wherever possible, to use public transport. Fee-earning staff currently fly to approximately 54% of assignments. However, because of careful resource planning, over 90% of flights made by employees are short-haul.

Whilst improvements are still possible, the Group has made progress in reducing energy consumption. One third of offices have energy saving devices within them. The principle methods adopted by the Group to reduce energy consumption are as follows:

- installing automatic power-off systems on lights and certain equipment;
- using energy efficient lighting;
- using time-switches on air conditioning systems; and
- reducing travel by making use of video conferencing facilities.

Waste and recycling

The increase in waste generated is a serious problem in many of the countries in which the Group operates. The shortage of new landfill sights in these countries is well documented, as are the potential health impacts and carbon dioxide emissions caused by landfill sites.

Quantitative information regarding the amount of waste produced by the Group during a particular period is currently not available, however it is estimated that over 70% of such waste could be recycled. All offices recycle printer cartridges and over half currently recycle paper.

The Group has stepped up its efforts to reduce waste and increase recycling by:

- encouraging employees to recycle paper and toner cartridges. Recycling facilities are available in the largest offices and by the end of 2006, the Group aims to have facilities in all offices with ten or more employees;
- giving furniture and computer equipment which is no longer needed to local schools or selling it to employees; and
- stripping obsolete computer equipment for useful parts before being disposed of in accordance with the European Waste Electrical and Electronic Equipment Directive.

Water

Water usage throughout the world is growing at an unsustainable speed. The UK government predicts that by 2025 two-thirds of the world's population will live in water-stressed conditions. The Group does not use a significant amount of water, however where available, the Group seeks to lease buildings with water-efficient fittings and white goods.

Health and safety

The Group is committed to achieving and maintaining the highest standards of health, safety and welfare for its employees throughout the world. Employees are one of the Group's most important assets and their health and safety is critical to business performance by reducing the costs associated with workplace injuries and ill-health.

The Group aims to comply with and, where practical, exceed all laws, regulations and official guidelines relating to health and safety in all its offices throughout the world. Due to the many different locations of the Group's offices, the Group does not

currently have a single detailed worldwide policy. Instead, it is the responsibility of a senior employee in each office to ensure that his or her office meets the high standards the Group aims for.

During 2005, a Health and Safety Committee chaired by the Director of Human Resources and including three employees was set up in the London office. The Committee has devised a revised policy that not only adheres to the Health and Safety at Work Act (1974) and the Management of Health and Safety at Work Regulations, but also incorporates views of other employees.

The Committee attended a training session provided by an external consultant and has identified what it considers to be the major risks and has put steps in place to reduce these risks.

During 2006, a review of health and safety policies in each office will be undertaken so that any necessary improvements can be made.

Group ethics

The Group subscribes to the Association of Management Consulting Firms' Code of Ethics (available at www.amcf.org) and the Code of Ethics of the UK Management Consultancies Association (available at www.mca.org.uk).

The Board considers the financial management team as holding an important role in corporate governance, having both the responsibility and authority to protect, balance and preserve the interests of all stakeholders. Specific polices are in place and form part of the financial management team's bi-annual appraisal.

All employees can voice their concerns about any unethical behaviour through an internal "whistleblowing" process.

Employees

The Group operates in a number of countries and its employment practices vary to meet local requirements and best practices. It is Group policy to ensure equal opportunity for employment without discrimination due to age, gender, disability, sexual orientation or ethnic background. In South Africa the Group operates positive discrimination in respect of previously disadvantaged individuals. Wherever possible the employment of members of staff who become disabled will be continued and appropriate training and career development will be offered.

One of the Group's key objectives is to achieve a shared commitment by all employees to the success of the business. We recognise the importance of employees understanding the Group strategy, the businesses' priorities and the expectations of individuals. Presentations on strategy and priorities are made at meetings of employees and are supplemented by monthly communications. Employees have a written job description and are appraised by their manager quarterly or bi-annually using a formal process. There are executive and management development programmes for the leaders and future leaders of the business, training programmes for client facing staff and an induction programme for all staff. There is regular communication via internal meetings, email, intranets and an in-house magazine.

Charitable and political contributions

No political donations were made in 2005 or 2004. Charitable donations of approximately £12,500 (2004: £17,000) were made during the year.

During 2005, the Board established a Charitable Donations Committee to oversee the charitable donations by the Group. Three senior members of staff were appointed to the Committee and meet at regular intervals.

directors' report

(continued)

Auditors

In accordance with Section 385 of the Companies Act 1985, a resolution to re-appoint Deloitte & Touche LLP as auditors of the Company and to authorise the directors to determine their remuneration is to be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The formal Notice of the Annual General Meeting is set out on the last three pages of this report and accounts.

The Company is seeking your consideration and approval of the matters set out below:

Item 1 proposes the adoption of the annual report and accounts for the year ended 31 December 2005.

Item 2 proposes that shareholders approve the Directors' Remuneration Report, as required by the Directors' Remuneration Report Regulations 2002. In accordance with sections 241A of the Companies Act 1985, the vote is advisory only.

Item 3 proposes the declaration of a final dividend of 0.8 pence per share. This dividend is recommended by the Board and requires the approval of shareholders in the Annual General Meeting.

Items 4, 5, 6, & 7 propose individual resolutions for the re-appointment of directors. The Nominations Committee, having reviewed their performance recommends their re-election. The Company's Articles of Association require that one third of directors retire annually by rotation. Baroness Cohen and Mr Bolduc are accordingly standing for re-election. Baroness Cohen is the senior independent director and chairman of the Remuneration Committee. She brings extensive knowledge of UK government practice. Mr Bolduc is American and provides extensive commercial advice on American business practices and networks extensively on behalf of the Group. Mr Ferriss and Mr Simon have been appointed directors since the last Annual General Meeting are, in accordance with the Articles of Association, required to stand for re-election. The appointment of the two directors provides further depth to the Board as they have extensive business experience both in the markets currently served by the Group and in the markets in which the Group seeks to develop.

Item 8 relates to the proposed re-appointment of Deloitte & Touche LLP as auditors to the Company and proposes that the directors be authorised to determine the auditors' remuneration. The Company's auditors are required to be appointed at each Annual General Meeting at which accounts are presented.

Item 9(a) is an ordinary resolution to renew, for a period of five years, the directors' authority to allot shares under Section 80 of the Companies Act 1985, up to a maximum of £19,378,544 which represents the nominal value of 77.5 million ordinary shares. In accordance with the guideline issued by the Association of British Insurers, this comprises approximately one third of the issued share capital (63.2 million shares) together with commitments, subject to certain conditions, to issue shares in connection with options over new shares (14.1 million shares) and the Management Incentive Plan (0.2 million shares).

Item 9(b) is a special resolution to renew, for a period of five years, the expiring authority held by the directors to allot certain equity securities for cash as if Section 89(1) of the Companies Act 1985 (which gives shareholders certain pre-emption rights on the issue of shares or convertible securities) did not apply to any such allotment. The resolution, if approved, permits issues by way of rights issues or similar arrangements up to a maximum nominal value of £19,378,544 and other issues of shares for cash limited to shares having an aggregate nominal value of £2,368,668, representing 9,474,671

ordinary shares, which is approximately 5% of the Company's issued share capital as at 31 December 2005.

The directors have no present intention of making any issue of shares under the authorities that would be granted by resolutions 9(a) and 9(b), other than pursuant to existing employee share schemes and existing acquisition agreements. The directors believe that it is in the Company's best interests that they have the flexibility which items 9(a) and 9(b) would confer. Authority is being sought to renew the authority for five years in compliance with the Listing Rules of the Financial Services Authority acting as the UK Listing Authority.

Item 9(c) is a special resolution to provide the directors with the flexibility to be able to make market purchases of the Company's own shares. The authority, if granted, would be in respect of up to 18,949,341 ordinary shares (approximately 10% of the Company's issued share capital as at 31 December 2005) and would run until 10 August 2007 or, if earlier, the conclusion of the 2007 Annual General Meeting. The price at which purchases could be made would not exceed 105% of the average of the middle market quotations for an ordinary share derived from the London Stock Exchange Daily Official List for the five business days before each purchase and would not be lower than an ordinary share's nominal value. There is no present intention to purchase shares but the directors will keep this matter under review. The directors would only exercise the authority if an improvement in earnings per share were expected to result and if they consider that the purchase would be in the best interests of shareholders generally.

Shares purchased under this authority from distributable profits will become treasury shares which the Company can cancel or hold for sale for cash or transfer for the purposes of or pursuant to an employee share scheme. In considering any proposed transfer of treasury shares for the purposes of or pursuant to an employee share scheme, the Company will have regard to the limits relating to such schemes on the use of unissued shares as if the proposed transfer of treasury shares was an issue of unissued shares.

As at the date of this document, there were commitments to, subject to certain conditions, issue up to approximately 14.3 million new ordinary shares as described in connection with item 9(a) above, representing, in aggregate, 7.5% of the Company's currently issued share capital (excluding treasury shares). If the authority sought under item 9(c) were to be exercised in full, commitments, subject to certain conditions, to issue shares would represent 8.4% of the Company's remaining outstanding share capital (excluding treasury shares). Other than the options referred to in 9(a), the Company has no warrants or options to subscribe for equity shares that are outstanding at the date of this document. The Company currently has no treasury shares.

Your directors consider that the above proposals are in the best interests of the Company and its shareholders and recommend that you vote in favour of all the resolutions, as they intend to do in respect of their own beneficial holdings.

By order of the Board,

F Steven Hitchcock
Company Secretary

Fleet Place House
2 Fleet Place
Holborn Viaduct
London EC4M 7RF
6 March 2006

corporate governance

The maintenance of effective corporate governance is a key priority for the Board. Accordingly, the Board has considered carefully the requirements of Section 1 of the 2003 FRC Combined Code of Corporate Governance (the Code) and has taken various actions in light of its guidance. The Company has complied throughout the year with the Code except in relation to provisions concerning Board and Committee membership (provision A3, Board balance and independence). These departures from the Code, which are explained below, are a consequence of the small size of the Board and have been addressed with the appointment of additional independent directors in March 2006.

Board of directors

Throughout the year ended 31 December 2005 the Board comprised the non-executive Chairman, three other non-executive directors (two of whom are regarded as independent) and two executive directors.

It was stated in last year's report that the Board intended to appoint further independent non-executive directors in order to comply with the recommendation of the Code that at least half the Board, excluding the Chairman, should comprise independent non-executive directors.

Under the terms of the Code, the Chairman is not regarded as independent by virtue of his position. Mr Bolduc is not considered to be independent by reason of the commission arrangements described in the Directors' Remuneration Report. Baroness Cohen, Mr Barber, Mr Ferriss and Mr Simon are considered to be independent non-executive directors.

The roles of the Board and the management are clearly defined. The roles of Chairman, Chief Executive and Senior Independent Director are separated and clearly defined in writing. The terms and conditions of appointment of the non-executive directors are available for inspection at the Company's registered office and will also be available at the Annual General Meeting.

The Board is satisfied that the Chairman and each of the non-executive directors committed sufficient time during 2005 for the fulfilment of their duties as directors of the Company. None of the non-executive directors has any conflict of interest which has not been disclosed to the Board.

The number of Board and Committee meetings eligible for and attended by each of the directors during the year was as follows:

Name	Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nominations Committee meetings
A J Barber	5	4	1	1
J P Bolduc	6	–	–	–
Baroness Cohen	6	5	2	2
M A Currie	5	–	–	–
D G Jones	1	1	1	1
K A H Parry	6	–	–	2
S J Purse	1	–	–	–
R W H Stomberg	6	5	2	2
Total meetings held	**6**	**5**	**2**	**2**

On appointment, directors are provided with formal details of their responsibilities under legislation applicable to a company listed in the UK. Changes to such legislation and other relevant factors affecting the Group are communicated to all directors. Newly appointed directors are also required to participate in an induction programme in order to familiarise themselves with the Group's businesses. Regular presentations are made to the Board by senior management in order to refresh and expand this knowledge.

All directors are authorised to obtain, at the Company's expense and subject to the Chairman's approval, independent legal or other professional advice where they consider it necessary. All directors have access to the Company Secretary.

Election and re-election of directors

The Company's Articles of Association contain detailed rules for the appointment and retirement of directors. Directors newly appointed to the Board during the year are required to retire at the next Annual General Meeting, but can offer themselves for re-election by shareholders. All directors are required to submit themselves for re-election at intervals not exceeding three years.

The Board annually evaluates the performance of individual directors, the Board as a whole and its Committees. This review comprises structured interviews with each director, conducted by the Company Secretary or the Senior Independent Director, followed by the presentation of the results of this process to the Board and individual discussions with the Chairman or Chief Executive. The results of the evaluation are specifically considered when considering the re-appointment of directors.

Operation of the Board

The Board meets regularly. Six meetings were held during 2005. All members of the Board are supplied, in advance of meetings, with appropriate information covering matters which are to be considered.

There is a formal schedule of decisions reserved for the Board. This includes approval of the following: the Group's strategy, the annual operating plan and budget, the annual and interim financial statements, significant transactions, major capital expenditures, risk management policies, the authority levels vested in management and Board appointments and remuneration policies. As described below, the review of certain matters is delegated to Board committees, which make recommendations to the Board in relation to those matters reserved for the Board as a whole.

Audit and Risk Committee

Details of the membership, role and operation of the Audit and Risk Committee are provided in the Report of the Audit and Risk Committee.

The Code recommends that the Committee should comprise at least two members and that all members should be independent non-executive directors. During 2005, the Committee comprised two independent non-executive directors and Dr Stomberg, who is not regarded as independent by virtue of his position as the Chairman of the Board. The Board concluded that it was appropriate that the Committee should comprise at least three members. Following the appointment of Mr Ferriss to the Board, he has joined the Audit and Risk Committee in place of Dr Stomberg.

corporate governance

(continued)

Nominations Committee

The present membership of the Committee is:

- Dr Rolf Stomberg *(Chairman of Nominations Committee, member since 1998)*
- Mr Alan Barber *(appointed 26 April 2005)*
- Baroness Cohen *(member since 2003)*
- Mr Kevin Parry *(member since 2000)*
- Mr Andrew Simon *(appointed 3 March 2006)*

The Committee's purpose is to consider future appointments to the Board and the succession policy for key management positions. The Nominations Committee has adopted formal terms of reference dated 14 March 2003 and these are available from the Company Secretary upon request.

The Code recommends that a majority of the members of the Nominations Committee should be independent non-executive directors. During 2005 the Committee comprised four directors, two of whom were independent directors. The Board membership during 2005 was appropriate having regard to the small number of directors on the Board. Following the appointment of Mr Simon to the Board, he has joined the Nominations Committee. Consequently a majority of the Committee is now independent.

Following a review by the Nominations Committee, Mr Ferriss and Mr Simon were appointed as non-executive directors with effect from 3 March 2006. This review included consideration of the skills required of non-executive directors and interviews by the Committee and other Board members. In accordance with the Articles of Association, Mr Ferriss and Mr Simon will be proposed for re-election at the forthcoming Annual General Meeting.

Remuneration Committee

Details of the membership, role and operation of the Remuneration Committee are provided in the Directors' Remuneration Report.

The Code recommends that the Committee should comprise at least two members and that all members should be independent non-executive directors. During 2005 the Committee comprised two independent non-executive directors and Dr Stomberg, who is not regarded as independent by virtue of his position as the Chairman of the Board. The Board concluded that it was appropriate that the Committee should comprise at least three members. Following the appointment of Mr Simon to the Board he has joined the Remuneration Committee in place of Dr Stomberg.

Financial matters

The Group has adopted a code of ethical conduct applicable to the Board and all members of the finance function. In addition, it has a "whistleblowing" policy whereby procedures exist that allow employees to report any financial wrongdoing that they believe may have occurred.

The Board has also defined which services can be purchased from the Group's auditors and has adopted procedures in respect of the purchase of these services to minimise the risk of an actual or perceived conflict of interest. For similar reasons, the Board has adopted a policy in respect of hiring staff from the auditors who have been involved in the Group's audit.

Relations with investors and the AGM

The Annual General Meeting gives all shareholders the opportunity to communicate directly with the Board. During the year, the directors are available to respond to enquiries from investors on the Group's operations. Effective communication with fund managers, institutional investors and analysts is actively pursued and this encompasses issues such as performance, policy and strategy.

During the year, the executive directors hold discussions with major shareholders. The Chairman is available to shareholders if there are matters that they wish to discuss with him directly. Announcements are made to the London Stock Exchange and the business media concerning trading and business developments to provide wider dissemination of information. Registered shareholders are sent copies of both the annual report and accounts and the interim report. The Group's website www.mcgplc.com also contains information relevant to investors.

The notice convening the Annual General Meeting to be held on 12 May 2006 is contained on the final three pages of this annual report and accounts.

Internal controls

The Company, as required by the Listing Rules, has complied with the Code provisions on internal control having established the procedures necessary to implement the guidance issued in September 1999 (The Turnbull Committee Report) and by reporting in accordance with that guidance.

The Board has overall responsibility for the Company's system of internal control and reviewing its effectiveness whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by the Company which is in accordance with the guidance set out in The Turnbull Committee Report and has been in place for the year under review and up to the date of approval of the annual report and accounts. This process, which is regularly reviewed by the Board, is as follows:

- The Group's management operates a risk management process which identifies the key risks facing the business and reports to the Board on how those risks are being managed. This is based on a risk register produced by executive management which identifies those key risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level. This risk register is discussed at Board meetings on a regular basis and regular monitoring reports are presented to the Board;

corporate governance

(continued)

- Large acquisitions and capital projects require Board approval;
- There is an embedded culture of openness of communication between management and the Board on matters relating to risk and control;
- The Board has established a strong control framework within which the Group operates. This contains the following key elements:
  - *Organisational structure with clearly defined lines of responsibility, delegation of authority and reporting requirements.*
  - *Defined expenditure authorisation levels.*
  - *On site, video and teleconferencing reviews of operations, covering all aspects of each business are conducted by Group executive management on a regular basis throughout the year.*
  - *The financial reporting and information systems which comprise: a comprehensive annual budget which is approved by the Board; weekly reports of key operating information; cash flow and capital expenditure reporting; monthly results and forward performance indicators which are measured against the annual budget and the prior year's results. Significant variances are reviewed by the Board and executive management and action is taken as appropriate. The forecast for the year is revised when necessary.*
  - *Group tax and treasury are coordinated centrally. There is weekly cash and treasury reporting to Group management and periodic reporting to the Board on the Group's tax and treasury positions.*
- Internal audits are performed by Group staff or outsourced on an as-needed basis to external professional firms.

report of the
audit and risk committee

This report describes the membership and operation of the Audit and Risk Committee.

Membership

The present membership of the Committee is:

- Mr Alan Barber
  (Chairman of Audit and Risk Committee, appointed 26 April 2005)
- Baroness Cohen
  (member since 2003)
- Mr Stephen Ferriss
  (appointed 3 March 2006)

The Chairman of the Committee, Mr Barber, is a Chartered Accountant. Mr Jones, a Chartered Accountant, was Chairman of the Committee until his resignation on 26 April 2005. The Committee met five times during the year. The external auditors attended three meetings and the Committee met privately with them on each occasion. Dr Stomberg, a member of the Committee since 1998, was a member of the Committee throughout 2005 and resigned when Mr Ferriss was appointed.

Operation of the Committee

The Committee's terms of reference were reviewed and updated with effect from 19 October 2005 and are available from the Company Secretary. The main activities of the Committee during the year were as follows:

- **Financial statements.** The Committee reviewed the interim and full year financial statements. Presentations were made by management and the auditors about the key technical and judgmental matters relevant to the financial statements. The Committee was satisfied that it was appropriate for the Board to approve the financial statements.

- **Internal financial control and risk management systems.** The Committee reviewed the register of Group risks prepared by management, recommendations made by the external auditors and internal audit reports. The Committee was satisfied that it was appropriate for the Board to make the statements regarding internal controls included in the Corporate Governance Report.

- **External auditors.** The Committee has considered the independence of the external auditors and is satisfied that independence has been maintained. It is policy that the auditors shall not provide any services that would potentially result in them auditing the result of their own work or which are prohibited under the US Sarbanes-Oxley Act. The Committee pre-approves any material permitted non-audit engagements. Regular reports were presented of fees paid to the external auditors in order to ensure that the relationship between non-audit fees and audit fees was not inappropriate. The Committee reviewed the external audit plan proposed by the auditors and participated in the review of the quality of the service that they provided.

- **Internal audit function.** The Committee approved the work programme of the internal audit function and reviewed all internal audit reports.

directors'
remuneration report

Introduction

This report describes how the Board has applied the Principles of Good Governance relating to directors' remuneration set out in the Directors' Remuneration Report Regulations 2002 and the Code. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the annual report and accounts will be approved.

The Regulations require the auditors to report to the Company's members on the "auditable part" of the Directors' Remuneration Report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for unaudited and audited information.

Unaudited information

The Remuneration Committee

The present membership of the Committee is:

- Baroness Cohen *(Chairman of Remuneration Committee, member since 2003)*
- Mr Alan Barber *(appointed 26 April 2005)*
- Mr Andrew Simon *(appointed 3 March 2006)*

Mr Jones was a member of the Committee until his resignation from the Board on 26 April 2005. Dr Stomberg, a member of the committee since 1998, was a member of the committee throughout 2005 and resigned when Mr Simon was appointed.

The Committee reviews and determines, on behalf of the Board, the salary, benefits and pension packages of the executive directors and the Chairman. The Committee also reviews, on behalf of the Board, the remuneration packages of the highest paid executives and the Company Secretary. Fees for the Chairman and other non-executive directors are determined annually by the Board based on market information obtained from external surveys.

In determining the directors' remuneration for the year, the Committee consulted Mr Parry (Chief Executive) about its proposals save in relation to Mr Parry's own remuneration. The Committee makes use of published reports on directors' remuneration packages and advice from independent external advisers is obtained when required. New Bridge Street Consultants LLP has been appointed by the Committee and provides advice to it on the operation of the Company's incentive schemes and the remuneration of executive and non-executive directors as well as employee remuneration. New Bridge Street Consultants LLP may also advise the Committee on other matters within the Committee's terms of reference, which were last reviewed during 2004. New Bridge Street Consultants LLP has no other connection with the Company.

Remuneration policy

Compensation packages for executive directors are set by reference to individual and corporate performance, individual competencies, external market comparisons in commerce generally and consultancy specifically and remuneration levels below Board level in the Group. The package for each executive director currently comprises a basic salary, an annual bonus scheme, share incentives, pension contributions and benefits.

In order to align the interests of executive directors with the interests of shareholders, a significant proportion of directors' remuneration is performance-related through the use of annual bonus and share incentive schemes.

Base salaries

The Committee's policy is to set the base salaries of each executive director at levels that reflect their roles, experience and the practices in the employment market. Executive directors' salaries were last increased with effect from 1 January 2005. Having considered market surveys and the highly competitive nature of the international professional services market the Committee concluded that, with effect from 1 January 2006, the salary of Mr Parry should be increased by 5% to £550,000 per annum and that of Mr Currie by 6% to £275,000 per annum.

Annual bonus scheme

Each executive director is entitled to an annual bonus that comprises two elements. The Group's budgeted profit from operations is used as the benchmark for the financial performance in relation to both elements of the scheme. The budget is set at a level in excess of market expectations at the time. Under the first element, each director is entitled to an amount equal to up to 125% of his basic salary. The amount payable is split equally by reference to the financial performance of the Group and the achievement of detailed individual short and medium term performance criteria pre-agreed with the Remuneration Committee. Any sums payable in relation to this first element are payable in cash within three months of the end of the relevant financial year. Under the second element, an amount of up to 75% of base salary may be earned, subject to the achievement of a sliding scale of profit before tax targets which are above budget. Two-thirds of this second element will be payable in cash three years after the end of the relevant financial year. The remaining third will be used to acquire shares in the Company which will also be transferred to the executive director three years after the end of the relevant financial year. However, both the deferred cash and share elements of the annual bonus will normally be forfeited if the executive director ceases employment with a Group company during that three year period.

The market expectation at the end of 2004, when the budget for 2005 was set, was that the profit from operations of the Group for 2005 would amount to £12.0 million. The budget was set at a higher level than the market expectation. The actual profit from operations of the group for 2005 amounted to £13.6 million, an increase of £1.1 million compared to the prior year. The financial performance criteria were largely met in relation to the first element of the scheme, as a result of which each executive director became entitled to a current cash bonus of 38% of salary. The balance of the current cash bonus amounts to 59% of salary in the case of Mr Parry and 57% of salary in the case of Mr Currie and reflects the Committee's assessment of the achievement of personal performance objectives. No bonus was payable in respect of the second element of the scheme as the stretch budget was not achieved. The bonuses payable are £510,000 for Mr Parry and £205,000 for Mr Currie.

Share incentives

The Group has three share incentive schemes under which awards currently subsist:

- the Proudfoot Share Option Scheme (the Closed Scheme);
- the Proudfoot PLC Executive Share Option Scheme (the 1998 Scheme); and
- the Proudfoot Management Investment Plan (the Management Incentive Plan).

directors'

remuneration report

(continued)

Shareholder approval for the Closed Scheme expired in 1997 and no further options may be granted under this Scheme.

The 1998 Scheme (under which market value options are granted) is designed to motivate directors and senior employees, whilst retaining them in the Group's employment, by granting options which are exercisable in two equal amounts after three years and five years respectively. For grants made after 1 January 2003, options are subject to a performance condition that compares the Total Shareholder Return (TSR) over the three year period following grant (with no ability to re-test performance in subsequent years) with the TSR of the constituents of the FTSE Mid 250 as follows:

TSR ranking compared to FTSE Mid 250	Percentage of option that vests
Below median	0%
At median	50%
Between median and upper quartile	50–100% (pro-rated)
Upper quartile	100%

Grants made in 2006 will be subject to the same performance condition except for the TSR being compared to the FTSE All-Share Index. The Committee believes that these performance measures are appropriate as options will only vest in full following the generation of returns to shareholders significantly ahead of the market. The change to the FTSE All-Share Index has been made to align the performance conditions with the index to which the Company belongs. The TSR calculations will be undertaken by a third party to ensure independent verification of the extent to which the performance condition is met.

Under the rules of the 1998 Scheme, options over shares with an aggregate exercise consideration of up to eight times remuneration may be granted to an individual in a ten year period. However, it is the Committee's current intention that option grants for directors will be limited to 50% of salary each year.

At 31 December 2005 there were 14.1 million options outstanding over new shares under share option schemes, comprising 7.4% of the issued share capital. In addition, there were outstanding options over 2.3 million shares which are already in issue and are owned by an employee trust. These include options issuable under arrangements put in place in connection with acquisitions for which shareholder approval was obtained at the time of the acquisitions. 3.6 million options outstanding are expected to lapse on 17 March 2006, because the performance criteria are not likely to be met.

The only remaining participant in the Management Incentive Plan is Mr Parry. Details of Mr Parry's interests in awards arising from the management incentive plan are set out in the remuneration and interest in shares tables below. The Management Incentive Plan required him to invest £300,000 in the Company over the three year period ended 31 December 2002. The investment must be retained until the vesting date of any awards. No further awards will be made under this plan.

International Financial Reporting Standards require that a charge is recognised against profits in relation to share options. More details in relation to this are provided in note 19 to the financial statements.

Pension arrangements

The Group contributes 17.5% of salary to defined contribution pension schemes of each executive director's choice. Bonuses and other payments to directors are not pensionable. Currently, the Committee does not anticipate the need to change these arrangements as a result of the tax legislation changes that take effect from April 2006.

Other benefits

Benefits comprise a car and insurances for life, personal accident, disability, permanent health and family medical cover.

Service contracts

Each of the executive directors has a contract with a Group company continuing until the age of 58. Either party is able to terminate the contract by giving 12 months' notice. This policy is consistent with current market practice but will be reviewed in the next six months in the light of the forthcoming statutory change in retirement dates to age 65.

In the event of the early termination of an executive director's contract, it is the Committee's policy that the amount of compensation (if any) paid to the executive director will be determined by reference to the relevant circumstances that prevail at the time. However, the Committee's aim will be to avoid rewarding poor performance. Furthermore, the Committee will take account of the executive director's duty to mitigate his loss. No compensation payment arose as result of Mr Purse's resignation from the Board with effect from 7 March 2005. Mr Purse also forfeited his deferred bonus as a result of his resignation.

The dates of the executive directors' contracts are as follows:

Director	Date of contract
K A H Parry	29 November 1999
M A Currie	5 January 2005

External appointments

The Company recognises that executive directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Executive directors may hold no more than two non-executive directorships and the related fees may be retained by the director. During 2005 Mr Parry earned fees of £75,000 (2004: £57,000) as a non-executive director of Schroders plc and fees of £30,000 (2004: £16,250) as a non-executive advisor to Knight Frank LLP. During the period from 1 January 2005 to his resignation on 7 March 2005, Mr Purse earned fees of £2,500 (2004: £12,500) as a non-executive director of Rail Settlement Plan Limited.

Non-executive directors – summary of entitlements

In relation to 2005, the Chairman received total fees of £90,000. Each of the other non-executive directors received a fee of £30,000 per annum and the Chairman of the Audit and Risk Committee and the Chairman of the Remuneration Committee each received an additional fee of £5,000.

The fees payable to the Chairman and the other non-executive directors were last reviewed with effect from 1 January 2006. Having reviewed market survey information, the Board concluded that there should be no increase in the fees payable to the Chairman or to other non-executive directors. The additional fees payable to the Chairman of the Audit and Risk Committee and the Chairman of the Remuneration Committee remain at £5,000.

Mr Bolduc is entitled to a retainer of US$35,000 per annum for his services as an introducer of business to the Group. In addition, he may earn commission of 2.5% of the value of any work introduced. No commission was payable in relation to

directors'

remuneration report

(continued)

2005 but, in light of the level of commissions potentially payable to Mr Bolduc, he is not considered to be an independent non-executive director. The independent non-executive directors consider that these arrangements are appropriate for the business.

The other non-executive directors are not entitled to bonuses, benefits, pension contributions or to participate in any share scheme.

None of the non-executive directors has a service contract and all are appointed for three year fixed terms. Consequently, none of the non-executive directors is subject to notice periods and none has any rights to compensation on termination. The Company considers this approach appropriate in the current circumstances. The dates of the most recent letters of appointment of non-executive directors are set out below:

Director	Date of letter of appointment
R W H Stomberg	18 April 2000
A J Barber	26 April 2005
J P Bolduc	15 April 2003
Baroness Cohen	9 July 2003
S A Ferriss	3 March 2006
A H Simon	3 March 2006

Audited information

Directors' remuneration

The remuneration of the directors who served in the year ended 31 December 2005 was as follows:

	Salaries and fees as directors £	Bonus and other[1] £	Deferred Bonus[2] £	Benefits £	Pension contributions £	Total emoluments 2005 £	*Salaries, fees and bonuses £*	*Pension contributions £*	*Total emoluments 2004 £*
Executive									
M A Currie[3]	216,667	205,000	–	13,396	37,917	**472,980**	–	–	–
K A H Parry	525,000	510,000	336,518	20,070	91,875	**1,483,463**	*1,099,468*	*85,750*	*1,185,218*
S J Purse[4]	49,333	–	–	5,173	8,633	**63,139**	*507,621*	*62,000*	*569,621*
Non-executive									
R W H Stomberg	90,000	–	–	–	–	**90,000**	*80,000*	–	*80,000*
A J Barber[5]	23,819	–	–	–	–	**23,819**	–	–	
J P Bolduc	30,000	19,238	–	–	–	**49,238**	*44,106*	–	*44,106*
Baroness Cohen	35,000	–	–	–	–	**35,000**	*30,000*	–	*30,000*
D G Jones[6]	11,574	–	–	–	–	**11,574**	*30,000*	–	*30,000*
	981,393	734,238	336,518	38,639	138,425	**2,229,213**	*1,791,195*	*147,750*	*1,938,945*

[1] *Comprises current cash bonuses payable to Mr Parry and Mr Currie and the retainer payable to Mr Bolduc*

[2] *Comprises vested shares received under the Management Incentive Plan*

[3] *Appointed 1 March 2005* [4] *Resigned on 7 March 2005* [5] *Appointed 26 April 2005* [6] *Resigned 26 April 2005*

Performance Graph

The Regulations require this report to contain a graph illustrating the Company's performance compared with an appropriate "broad equity market index" over the past five years. Management Consulting Group PLC is a constituent of the FTSE All-Share Index and, accordingly, that index is considered the most appropriate form of "broad equity market index" against which the Group's performance should be plotted. Performance, as required by the legislation, is measured by Total Shareholder Return (share price growth plus dividends paid).

Total shareholder return



120
100
80
60
40
20
0
Value (£)
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
Management Consulting Group PLC
FTSE All-Share Index

This graph looks at the value, by the end of 2005, of £100 invested in Management Consulting Group PLC on 31 December 2000 compared with the value of £100 invested in the FTSE All-Share Index. The other points plotted are the values at financial year ends.

Source: Datastream

Interests in shares

The beneficial interests of the directors in office at 31 December 2005 in the ordinary share capital of the Company were as follows:

	6 March 2006	*31 December 2005*	*31 December 2004*
Executive			
M A Currie	**70,000**	*70,000*	–
K A H Parry	**837,876**	*837,876*	*504,827*
Non-executive			
R W H Stomberg	**600,000**	*600,000*	*600,000*
A J Barber	**108,000**	*108,000*	–
J P Bolduc	**800,000**	*800,000*	*800,000*
Baroness Cohen	**48,800**	*48,800*	*36,000*

In addition, Mr Parry and Mr Currie are deemed to be interested in 4,197,374 shares held by the employee share trust, although there is no intention to grant them any rights over these shares except for 214,912 shares acquired by the Company on 5 January 2005 in connection with potential deferred bonus obligations to Mr Parry. Mr Simon, who was appointed to the Board on 3 March 2006, has a beneficial interest in 12,100 shares of the Company.

directors'
remuneration report
(continued)

The interests of the directors in share options in the Company are set out in the table below:

Director	At 1 Jan 2005	Granted in year	At 31 Dec 2005	Exercise price (in pence)	Date from which exercisable	Expiration date
M A Currie	–	217,573	217,573	59.75	7 Mar 2008	6 Mar 2015
K A H Parry	2,027,090	–	2,027,090	29.85	23 Mar 2003	22 Mar 2010
	569,620	–	569,620	39.50	17 Mar 2006	16 Mar 2013
	675,862	–	675,862	36.25	1 Mar 2007	28 Feb 2014
	–	439,331	439,331	59.75	7 Mar 2008	6 Mar 2015
	3,272,572	439,331	3,711,903			

All directors' options are under the 1998 Scheme and no consideration was payable for the grant of the options. The options granted to Mr Parry and exercisable with effect from 23 March 2003 met the related performance conditions for vesting in full. All other options held by directors are subject to the TSR performance condition described earlier in this report. No options were exercised by directors during 2005. No other director held share options at 31 December 2005. The TSR performance criteria, relating to the share options first exercisable on 17 March 2006, are not likely to be achieved, so the options are not likely to vest.

The interests of Mr Parry in shares pursuant to his participation in the closed Management Incentive Plan are set out below:

Director	Interest as at 1 Jan 2005	Vested in year	Lapsed in year	Interest as at 31 Dec 2005
K A H Parry	1,287,525	(555,082)	(547,416)	185,027

Under the Management Incentive Plan, the interest at 31 December 2005 will vest in 2007, subject only to Mr Parry continuing to be employed by a Group company.

The market price of a share in the Company at 31 December 2005 was 52.50 pence and the range during 2005 was 44 pence to 61.75 pence.

Approval

This report was approved by the Board of Directors and signed on its behalf by:

Janet Cohen Janet Cohen

Baroness Cohen of Pimlico
Chairman of the Remuneration Committee

6 March 2006

independent auditors' report

To the members of Management Consulting Group PLC

We have audited the Group and individual Company financial statements (the financial statements) of Management Consulting Group PLC for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated and individual Company balance sheets, the consolidated and individual Company cash flow statements, the consolidated statement of recognised income and expense and the related notes 1 to 30. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted for use in the European Union are set out in the directors' responsibilities statement.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report including the unaudited part of the directors' remuneration report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

independent auditors' report

(continued)

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the individual Company financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985 of the state of the individual Company's affairs as at 31 December 2005; and
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS

As explained in note 2, the Group in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended.

Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors

London, UK

6 March 2006

An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

directors'
responsibility statement

In respect of the preparation of the financial statements

The directors are responsible for preparing the annual report and financial statements. The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have also elected to prepare financial statements for the Company in accordance with IFRS. United Kingdom company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

The Group financial statements are required to present fairly the financial position and performance of the Group. The Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving fair presentation. The Company financial statements are required by law to give a true and fair view of the state of affairs of the Company.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company. They have responsibility for taking reasonable steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors having prepared the financial statements, have requested the auditors to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

The Management Statement on pages 8 to 10 and the Financial Review on pages 11 to 15 contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of the Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this report should be construed as a profit forecast.

consolidated income statement

for the year ended 31 December 2005

	note	2005 £'000	*2004 £'000*
Continuing operations			
Revenue	3	129,601	*119,248*
Cost of sales		(64,847)	*(60,414)*
Gross profit		64,754	*58,834*
Selling costs		(34,931)	*(30,448)*
Administrative expenses		(16,264)	*(15,950)*
Profit from operations		13,559	*12,436*
Investment income	6	453	*421*
Finance costs	6	(92)	*(455)*
Profit before tax	4	13,920	*12,402*
Tax expense	7	(4,128)	*(3,945)*
Profit for the period		9,792	*8,457*
Earnings per share – pence			
From continuing operations			
Basic	9	5.3	*4.6*
Diluted	9	5.2	*4.5*

consolidated statement of recognised income and expense

for the year ended 31 December 2005

	note	2005 £'000	*2004* *£'000*
Exchange differences on translation of foreign operations		**1,488**	*(1,745)*
Actuarial losses on defined benefit pension fund and medical schemes	17	**(1,646)**	*(1,696)*
Tax on items taken directly to equity		**825**	*–*
Net income/(expense) recognised directly in equity		**667**	*(3,441)*
Profit for the period		**9,792**	*8,457*
Total recognised income and expense for the period		**10,459**	*5,016*

consolidated balance sheet

as at 31 December 2005

	note	2005 £'000	*2004 £'000*
Non-current assets			
Goodwill	10	68,278	*66,109*
Other intangible assets	11	418	*392*
Property, plant and equipment	12	1,521	*1,397*
Total non-current assets		70,217	*67,898*
Current assets			
Trade and other receivables	14	16,159	*12,735*
Cash and cash equivalents		21,555	*14,510*
Total current assets		37,714	*27,245*
Total assets		107,931	*95,143*
Current liabilities			
Trade and other payables	15	(28,045)	*(24,222)*
Current tax liabilities	16	(3,959)	*(4,722)*
Total current liabilities		(32,004)	*(28,944)*
Net current assets/(liabilities)		5,710	*(1,699)*
Non-current liabilities			
Retirement benefit obligation	17	(11,869)	*(11,383)*
Non-current tax liabilities	16	(4,674)	*(4,080)*
Long-term provisions	18	(871)	*(1,774)*
Non-current accruals		(581)	*(686)*
Total non-current liabilities		(17,995)	*(17,923)*
Total liabilities		(49,999)	*(46,867)*
Net assets		57,932	*48,276*
Equity			
Share capital	19	47,373	*47,256*
Share premium account	20	38,146	*38,026*
Shares to be issued	20	46	*185*
Share compensation reserve	20	1,256	*616*
Own shares held by employee share trust	20	(1,270)	*(970)*
Translation reserve	20	(257)	*(1,745)*
Other reserves	20	12,747	*12,747*
Retained earnings	21	(40,109)	*(47,839)*
Total equity	22	57,932	*48,276*

The financial statements were approved by the Board of Directors and authorised for issue on 6 March 2006.

They were signed on its behalf by:

MA Currie MA Currie

M A Currie
Director

consolidated cash flow statement

for the year ended 31 December 2005

	note	2005 £'000	*2004 £'000*
Net cash from operating activities	23	**8,826**	*8,242*
Investing activities			
Interest received		**323**	*206*
Acquisitions of subsidiaries		**–**	*(1,074)*
Purchases of property, plant and equipment		**(669)**	*(1,061)*
Purchases of intangible assets		**(454)**	*(377)*
Proceeds on disposal of property, plant and equipment		**13**	*117*
Purchase of own shares		**(181)**	*-*
Net cash used in investing activities		**(968)**	*(2,189)*
Financing activities			
Dividends paid	8	**(1,241)**	*(925)*
Proceeds from issue of shares		**35**	*48*
Net cash used in financing activities		**(1,206)**	*(877)*
Net increase in cash and cash equivalents		**6,652**	*5,176*
Cash and cash equivalents at beginning of year		**14,510**	*9,738*
Effect of foreign exchange rate changes		**393**	*(404)*
Cash and cash equivalents at end of year		**21,555**	*14,510*

company balance sheet

as at 31 December 2005

	note	2005 £'000	*2004 £'000*
Non-current assets			
Investments in subsidiaries	13	141,224	*103,376*
Other intangible assets	11	73	*28*
Property, plant and equipment	12	355	*371*
Total non-current assets		141,652	*103,775*
Current assets			
Trade and other receivables	14	19,592	*53,594*
Cash and cash equivalents		1,171	*4,836*
Total current assets		20,763	*58,430*
Total assets		162,415	*162,205*
Current liabilities			
Trade and other payables	15	(17,553)	*(21,518)*
Current tax liabilities	16	(394)	*(27)*
Total current liabilities		(17,947)	*(21,545)*
Net current assets		2,816	*36,885*
Net assets		144,468	*140,660*
Equity			
Share capital	19	47,373	*47,256*
Share premium account	20	38,146	*38,026*
Shares to be issued	20	46	*185*
Share compensation reserve	20	1,256	*616*
Own shares held by employee share trust	20	(1,270)	*(970)*
Other reserves	20	1,186	*1,186*
Retained earnings	21	57,731	*54,361*
Total equity	22	144,468	*140,660*

These financial statements were approved by the Board of Directors and authorised for issue on 6 March 2006. They were signed on its behalf by:

M Currie M Currie

Mark Currie
Director

company cash flow statement

for the year ended 31 December 2005

	note	2005 £'000	*2004* *£'000*
Net cash from operating activities	23	**(2,278)**	*(461)*
Investing activities			
Interest received		99	*89*
Acquisitions of subsidiaries		–	*(1,074)*
Purchases of property, plant and equipment		(95)	*(401)*
Purchases of intangible assets		(59)	*(28)*
Proceeds on disposal of property, plant and equipment		14	*–*
Purchase of own shares		(181)	*–*
Cash advances to subsidiaries		(7,222)	*(1,761)*
Dividends received		7,589	*6,135*
Net cash used in investing activities		**145**	*2,960*
Financing activities			
Dividends paid	8	(1,241)	*(925)*
Proceeds from issue of shares		35	*48*
Net cash used in investing activities		**(1,206)**	*(877)*
Net (decrease)/increase in cash and cash equivalents		**(3,339)**	*1,622*
Cash and cash equivalents at beginning of year		**4,836**	*2,988*
Effect of foreign exchange rate changes		(326)	*226*
Cash and cash equivalents at end of year		**1,171**	*4,836*

notes to the
financial statements

for the year ended 31 December 2005

1. General information

Management Consulting Group PLC (the Company) is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is given on page 82. The nature of the Group's operations and its principal activity are set out in note 3 and in the Financial Review on pages 11 to 15.

2. Significant accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements.

(a) Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The required disclosures concerning the transition from UK Generally Accepted Accounting Principles (UK GAAP) to IFRS are given in notes 28 and 29. The financial statements have also been prepared in accordance with IFRS adopted for use in the European Union (EU) and therefore comply with Article 4 of the EU International Accounting Standards (IAS) regulation.

The separate financial statements of the Company are presented as required by the Companies Act 1985. As permitted by that Act, the separate financial statements have been prepared in accordance with IFRS. The required disclosures for the restatement of the Company financial statements are given in notes 28 and 30.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below. The principal accounting policies adopted in the preparation of the Company's financial statements are the same as those adopted in the consolidated financial statements except that the Company investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment.

(b) Basis of consolidation

(i) Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. This generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from or to the effective date of acquisition or disposal, respectively.

All inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(ii) Joint ventures

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. The Group combines its share of the joint venture's individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture.

(c) Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for resale which are recognised and measured at fair value less costs to sell.

The interest of minority shareholders in the acquiree is initially the minority's proportion of the net recognised fair value of the assets, liabilities and contingent liabilities.

(d) Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group's interest in the net fair value of the recognised identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity. Goodwill is tested annually for impairment or when there is indication of impairment and carried at cost less accumulated impairment loss. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Goodwill arising on acquisition before the date of transition to IFRS has been retained at the previous UK GAAP amount subject to being tested for impairment at that date. Goodwill written off to equity prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss and disposal.

(e) Intangible assets – software

Acquired computer software licences are capitalised as intangible assets on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives, which do not exceed three years. Costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.

(f) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is charged so as to write off the cost or valuation of assets, less estimated residual value, by equal annual installments over their estimated useful lives of between three and seven years.

2. Significant accounting policies (continued)

(g) Impairment of tangible and intangible assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped by cash-generating units.

For goodwill each of those cash-generating units represents the Group's investment in each geographic region of operation by each consultancy.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

(i) Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years or are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which such differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered in the foreseeable future.

Deferred tax is calculated at the tax rates which are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in reserves.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(j) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle that obligation, and the amount has been reliably estimated. Provisions are measured at the present value of the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.

(k) Own shares

The Company shares owned by the employee share trust established in respect of certain share based awards are presented as a reduction of equity.

(l) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided to third parties in the normal course of business, net of discounts, VAT and other sales related taxes. Revenue from services is recognised when services have been provided and the right to consideration has been earned. Revenue includes reimbursement of expenses that are re-billed to clients in connection with certain projects.

(m) Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

(n) Retirement benefit costs

For defined contribution pension schemes, the amount charged to the income statement represents the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

For the closed defined benefit scheme and the closed post-retirement medical benefits plan, the amounts charged to the income statement are the current service costs and gains and losses on settlements and curtailments. Past service costs are recognised immediately in the income statement if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest costs and the expected return on assets are shown as a net amount in other finance costs or credits within interest. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

The defined benefit pension scheme is funded, with the assets of the scheme held separately from those of the Group in separate trustee administered funds. Pension scheme assets are measured at fair value. Liabilities in relation to the defined benefit pension scheme and the unfunded post-retirement medical benefits plan are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability is presented separately on the face of the balance sheet.

2. Significant accounting policies (continued)

(o) Share-based payments

Share options are awarded to selected employees on a discretionary basis. Awards are measured at their fair value (which is measured using the stochastic pricing model at the date of grant) and is recognised as an employee benefits expense on a straight line basis over the vesting period based on the Group's estimate of shares that will eventually vest and adjusted for the effect of non-market based vesting conditions, with a corresponding increase in the share compensation reserve. The expected life used in the valuation model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The proceeds received net of any directly attributable transaction costs are credited to share capital (in respect of the nominal value) and share premium (in respect of the balance) when the options are exercised.

(p) Foreign currencies

The individual financial statements of each Group entity are drawn up in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in pounds sterling, which is the Company's functional and presentation currency.

In preparing the financial statements, transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign company are not retranslated.

Exchange differences arising on the settlement and retranslation of monetary items are included in the income statement for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in pounds sterling using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rate for the period unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised in the income statement in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(q) Dividend distribution

Dividends to shareholders are recognised as a liability in the Group's financial statements in the period in which the dividends are legally distributable.

3. Business and geographic segments

The Group has one business reporting segment: management consultancy comprising the two consultancies, Proudfoot Consulting and Parson Consulting.

Primary reporting format – geographic segments

The Group operates in three geographic areas – North America, Europe and the Rest of the World. The Group reports segment information on the basis of geographic area, as follows:

(a) Income statement

Year ended 31 December 2005

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Revenue				
External sales	79,484	40,701	9,416	129,601
Profit/(loss) from operations before release of indemnity provision	14,103	306	(1,747)	12,662
Release of indemnity provision	–	–	897	897
Profit/(loss) from operations	14,103	306	(850)	13,559
Finance income				361
Profit before tax				13,920
Income tax expense				(4,128)
Profit for the period				9,792

Year ended 31 December 2004

	North America £'000	*Europe £'000*	*Rest of World £'000*	*Consolidated £'000*
Revenue				
External sales	77,656	33,670	7,922	119,248
Profit/(loss) from operations before release of management incentive plan	12,487	66	(874)	11,679
Release provision in respect of management incentive plan	–	–	757	757
Profit/(loss) from operations	12,487	66	(117)	12,435
Finance costs				(34)
Profit before tax				12,402
Income tax expense				(3,945)
Profit for the period				8,457

(b) Net assets

At 31 December 2005

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Assets				
Goodwill	30,856	37,422	–	68,278
Other segment assets	8,047	6,473	835	15,355
	38,903	43,895	835	83,633
Unallocated corporate assets				24,298
Consolidated total assets				107,931
Liabilities				
Segment liabilities	(14,576)	(10,855)	(2,587)	(28,018)
Unallocated corporate liabilities				(21,981)
Consolidated total liabilities				(49,999)
Net assets				57,932

At 31 December 2004

	North America £'000	*Europe £'000*	*Rest of World £'000*	*Consolidated £'000*
Assets				
Goodwill	*27,745*	*38,364*	–	*66,109*
Other segment assets	*7,860*	*3,302*	*332*	*11,494*
	35,605	*41,666*	*332*	*77,603*
Unallocated corporate assets				*17,540*
Consolidated total assets				*95,143*
Liabilities				
Segment liabilities	*(12,605)*	*(8,678)*	*(2,052)*	*(23,335)*
Unallocated corporate liabilities				*(23,532)*
Consolidated total liabilities				*(46,867)*
Net assets				*48,276*

(c) Capital additions, depreciation and amortisation

Year ended 31 December 2005

	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Capital additions	718	168	83	969
Unallocated corporate additions				154
Total capital additions				1,123
Depreciation and amortisation	781	107	52	940
Unallocated corporate depreciation and amortisation				125
Total depreciation and amortisation				1,065

Year ended 31 December 2004

	North America £'000	*Europe £'000*	*Rest of World £'000*	*Consolidated £'000*
Capital additions	*857*	*126*	*25*	*1,008*
Unallocated corporate additions				*430*
Total capital additions				*1,438*
Depreciation and amortisation	*742*	*230*	*82*	*1,054*
Unallocated corporate depreciation and amortisation				*110*
Total depreciation and amortisation				*1,164*

The most important foreign currencies for the Group are the US dollar and the Euro. The relevant exchange rates to pounds sterling were:

	2005 Average	2005 Closing	*2004 Average*	*2004 Closing*
£1 = US$	1.82	1.72	*1.83*	*1.92*
£1 = Euro	1.46	1.45	*1.47*	*1.41*

4. Profit before tax

Profit before tax has been arrived at after charging/(crediting) the following:

	2005 £'000	2004 £'000
Net foreign exchange gains	(120)	(29)
Amortisation of intangible assets	461	346
Depreciation of property, plant and equipment	604	818
Staff costs (note 5)	70,953	65,816
Release of indemnity provision	(897)	–
Release of provision in respect management incentive plan	–	(757)
Auditor's remuneration for audit services	310	290

A more detailed analysis of auditor's remuneration on a worldwide basis is provided below:

Auditor's remuneration	2005 £'000	2005 %	2004 £'000	2004 %
Audit services	310	55	290	56
Other assurance services	55	9	37	7
Tax services				
Compliance services	152	27	121	24
Advisory services	53	9	68	13
	205	36	189	37
Total auditor's remuneration	570	100	516	100

Company audit fees, included above were £32,000 (2004: £30,000).

Fees for other assurance services principally comprise £18,000 (2004: £22,000) for the audit of the US pension scheme and accounting advice. A description of the work of the Audit Committee is set out in the Report of the Audit and Risk Committee on page 29 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors.

5. Staff numbers and costs

The average number of persons employed by the Group (including executive directors) during the year, analysed by category, was as follows:

	2005	*2004*
Sales and marketing	**201**	*183*
Consultants	**459**	*454*
Support staff	**136**	*120*
	796	*757*

The aggregate payroll costs of these persons were as follows:

	2005 £'000	*2004* *£'000*
Wages and salaries	**62,936**	*58,670*
Social security costs	**6,932**	*6,346*
Other pension costs	**1,085**	*800*
	70,953	*65,816*

A charge of £nil (2004: £1,000) was included in the operating results in respect of the current cost of the closed US retirement benefit schemes (see note 17). Wages and salaries includes £640,000 (2004: £439,000) relating to charges in respect of share options.

6. Investment income/(finance costs)

	2005 £'000	*2004* *£'000*
Investment income		
Interest receivable on bank deposits and similar income	**453**	*421*
Finance costs		
Interest payable on bank overdrafts and loans and similar charges	**(10)**	*(183)*
Net finance charge on retirement benefits plans (see note 17)	**(82)**	*(272)*
	(92)	*(455)*

7. Tax expense

	2005 £'000	*2004 £'000*
Tax in respect of current year		
UK corporation tax	**500**	*127*
Foreign tax	**4,899**	*3,828*
Deferred tax	**(43)**	*(500)*
	5,356	*3,455*
Prior year taxation	**(1,228)**	*490*
	4,128	*3,945*

UK corporation tax is calculated at 30% (2004: 30%) of the estimated assessable profit for the year.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The charge for the year can be reconciled to the profit per the income statement as follows:

	2005 £'000	*2004 £'000*
Profit before tax	**13,920**	*12,402*
Tax at the average tax rate applicable across the group of 36% (2004: 38%)	**5,011**	*4,713*
Net tax effect of unrelieved losses	**1,967**	*1,660*
Net tax effect of permanent differences and other	**(1,622)**	*(2,918)*
Prior year items	**(1,228)**	*490*
Tax expense for the year	**4,128**	3,945
Effective tax rate for the year	**30%**	*32%*

8. Dividends

	2005 £'000	*2004 £'000*
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2004 of 0.67p (2003: 0.5p) per share	**1,241**	*925*

Dividends are not payable on shares held in the employee share trust which has waived its entitlement to dividends. The amount of the dividend waived in 2005 (in respect of the year ended 31 December 2004) was £26,000 (2004: £19,000). The directors recommend the payment of a final dividend in respect of 2005 of 0.8 pence per share to be paid on 5 June 2006 to ordinary shareholders on the register on 19 May 2006. The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

9. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	2005	*2004*
	£'000	*£'000*
Earnings		
Earnings for the purposes of basic earnings per share and diluted earnings per share being net profit attributable to equity holders of the parent	9,792	*8,457*
Number of shares	**Number (million)**	*Number (million)*
Weighted average number of ordinary shares for the purposes of basic earnings per share	185.2	*185.0*
Effect of dilutive potential ordinary shares:		
– Share options	1.4	*1.8*
– Long term incentive plan	0.2	*–*
Weighted average number of ordinary shares for the purposes of diluted earnings per share	186.8	*186.8*
	Pence	*Pence*
Basic earnings per share	5.3	*4.6*
Diluted earnings per share	5.2	*4.5*

The average share price for the year ended 31 December 2005 was 51.5 pence (2004: 41.3 pence).

10. Goodwill

Goodwill	Group £'000
Cost and carrying amount	
At 1 January 2005	66,109
Exchange differences	2,169
At 31 December 2005	**68,278**

Goodwill acquired in a business combination is allocated to the cash-generating units (CGU) that are expected to benefit from that business combination. The carrying amount of goodwill has been allocated as follows:

	2005 £'000	*2004 £'000*
Parson Consulting	30,856	*27,745*
Proudfoot Consulting Europe	37,422	*38,364*
	68,278	*66,109*

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGU are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to contribution during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU.

The Group prepares cash flow forecasts based on the most recent financial budgets approved by management. The cash flows are extrapolated based on long-term industry wide revenue growth assumptions of 5% and contribution rates which are consistent with past experience and industry norms.

The rate used to discount the forecast cash flows for each CGU is 9%.

11. Other intangible assets

Capitalised software costs	Group £'000	Company £'000
Cost		
At 1 January 2005	2,336	147
Additions	454	59
Exchange differences	258	–
Eliminated on disposals	(6)	(2)
At 31 December 2005	3,042	204
Amortisation		
At 1 January 2005	1,944	119
Charge for the year	461	14
Exchange differences	219	–
Eliminated on disposal	–	(2)
At 31 December 2005	2,624	131
Carrying amount		
At 31 December 2005	**418**	**73**
At 31 December 2004	392	28

The amortisation period for capitalised software costs is three years or the life of the software contract if shorter.

12. Property, plant and equipment

Fixtures, fittings and equipment	Group £'000	Company £'000
Cost		
At 1 January 2005	2,229	494
Additions	669	95
Exchange differences	308	–
Eliminated on disposal	(323)	(56)
At 31 December 2005	2,883	533
Accumulated depreciation		
At 1 January 2005	832	123
Charge for the year	604	111
Exchange differences	202	–
Eliminated on disposal	(276)	(56)
At 31 December 2005	1,362	178
Carrying amount		
At 31 December 2005	**1,521**	**355**
At 31 December 2004	1,397	371

13. Investments held as fixed assets

Company

Investment in Group companies	Shares £'000	Loans £'000	Total £'000
At 1 January 2005	102,426	950	103,376
Repayment of loans to subsidiaries	–	(950)	(950)
Additions	38,670	128	38,798
At 31 December 2005	**141,096**	**128**	**141,224**

Shares are stated net of provisions of £6,655,000 (2004: £6,655,000) against impairment in value. Additions in the year represent capitalisation of amounts owed by Group undertakings. The cost of shares in Group companies includes the related costs of acquisitions.

Details of the Company's principal subsidiary undertakings are set out in note 27.

14. Trade and other receivables

	Group		Company	
	2005	*2004*	**2005**	*2004*
	£'000	*£'000*	**£'000**	*£'000*
Trade receivables	**11,269**	*7,121*	–	–
Amounts owed by Group undertakings	–	–	**19,235**	*53,248*
Other receivables	**1,375**	*1,575*	**85**	*89*
Taxation recoverable	**175**	*204*	–	–
Deferred tax assets (note 16)	**1,358**	*2,161*	**137**	*80*
Prepayments and accrued income	**1,982**	*1,724*	**135**	*177*
	16,159	*12,735*	**19,592**	*53,594*

Credit risk

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and clients.

Debtor days at the year end were 18 days (2004: 16 days). No interest was charged on receivables. The directors consider that the carrying value of trade and other receivables approximates to their fair value.

15. Trade and other payables

	Group		Company	
	2005	2004	2005	2004
	£'000	£'000	£'000	£'000
Trade payables	1,809	1,708	181	64
Amounts owed by Group undertakings	–	–	12,871	16,273
Other taxes and social security	2,407	2,066	284	287
Other payables	144	7	6	7
Deferred income	2,878	1,966	–	–
Accruals	20,807	18,475	4,211	4,887
	28,045	24,222	17,553	21,518

Trade and other payables principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 15 days (2004: 15 days).

The directors consider that the carrying amount of trade payables approximates to their fair value.

16. Tax assets and liabilities

	Group		Company	
	2005	2004	2005	2004
	£'000	£'000	£'000	£'000
Current tax liabilities	3,959	4,722	394	27
Non-current tax liabilities				
Tax liabilities	1,859	1,859	–	–
Deferred tax liabilities	2,815	2,221	–	–
	4,674	4,080	–	–
Total tax liabilities	8,633	8,802	394	27

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current year.

Group

Deferred tax assets	***Tax losses*** **£'000**	***Other*** **£'000**	***Total*** **£'000**
At 1 January 2005	2,001	160	2,161
Charge to income	(2,000)	–	(2,000)
Credit to income	1,100	97	1,197
At 31 December 2005	**1,101**	**257**	**1,358**

Deferred tax liabilities	**Profits taxable in future years** ***£'000***	**Goodwill** ***£'000***	**Other** ***£'000***	**Total** ***£'000***
At 1 January 2005	1,111	920	190	2,221
Transfer to corporation tax creditor	(561)	–	–	(561)
Charge to income	550	795	–	1,345
Credit to income	–	–	(190)	(190)
At 31 December 2005	**1,100**	**1,715**	–	**2,815**

Additionally the Group has potential unrealised deferred tax assets at the year end of approximately £25 million (2004: £23 million) in respect of tax losses. The tax losses are partly not yet agreed with tax authorities and/or may be subject to adjustment on tax audits. Consequently, they are subject to uncertain and unquantifiable adjustments. Due to these uncertainties, and uncertainty as to the likely jurisdictions of future profits against which the losses can be offset, the deferred tax asset recognised is limited to the amount stated above.

17. Retirement benefit obligations

Defined contribution scheme

The Group operates a number of defined contribution pension schemes throughout the world. The total cost charged to income in respect of defined contribution schemes was £1,085,000 (2004: £800,000), representing contributions payable to these schemes by the Group at rates specified in the rules of the plans.

Defined benefit schemes

In the United States the Group operates a closed defined benefit pension scheme and a closed unfunded plan which provides benefits in respect of post-retirement medical costs.

The funded US defined benefits pension scheme was closed to new entrants with effect from 1 February 2001 and further benefit accruals ceased for all members with effect from 31 December 2001. The US medical benefits plan applies only to certain former employees who retired prior to 30 September 1995 and to the post-retirement medical costs of a small number of current and former employees who were employed at that date.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at 31 December 2005 by Mike Von Behren and Julie Porcelli of Mercer Human Resource Consulting who meet the Qualification Standards of the American Academy of Actuaries to render the actuarial opinion contained in this report. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method. The principal assumptions used for the recent actuarial valuations were:

	2005	*2004*
	%	*%*
Rate of increase in salaries	**not applicable**	*not applicable*
Expected long term return on scheme assets	**8.00**	*8.00*
Discount rate	**5.50**	*5.75*
General inflation assumption	**3.00**	*3.00*

In addition, the mortality assumptions were updated during 2005 resulting in an increase in the estimated future liabilities. There are neither guaranteed nor discretionary increases to benefits after retirement.

a) Amounts recognised in finance costs in respect of these defined benefit schemes are as follows:

	2005 £'000	2004 £'000
US defined benefit pension scheme		
Expected return on pension scheme assets	2,039	1,764
Interest on pension scheme liabilities	(2,056)	(1,968)
	(17)	(204)
US medical benefits plan		
Interest on plan liabilities	(65)	(68)
Net finance charges	(82)	(272)

Actuarial gains and losses have been reported in the statement of recognised income and expense. The actual return on scheme assets was £1,762,000 (2004: £2,332,000).

b) The amount included in the balance sheet arising from the Group's obligations in respect of the US defined benefit pension scheme and medical benefits plan is as follows:

	2005 £'000	2004 £'000
Present value of defined benefit obligations	(41,915)	(35,770)
Fair value of scheme assets	30,046	24,387
Liability recognised in the balance sheet	(11,869)	(11,383)
Defined benefit pension scheme (note 17 (c) (i))	(10,863)	(10,262)
Medical benefit plan (note 17 (c) (ii))	(1,006)	(1,121)
	(11,869)	(11,383)

c) Movements in balance sheet amounts

Changes in the present value of the defined benefit obligations are as follows:

	2005 £'000	2004 £'000
Opening defined benefit obligation	(35,770)	(35,586)
Service cost	–	(1)
Interest cost	(2,121)	(2,037)
Actuarial losses	(1,369)	(2,263)
Exchange differences	(4,226)	2,583
Benefits paid	1,571	1,534
Closing defined benefit obligation	(41,915)	(35,770)

Changes in the fair values of the plan assets are as follows:

	2005	2004
	£'000	£'000
Opening fair value of plan assets	24,387	22,373
Expected return	2,039	1,765
Actuarial (losses)/gains	(277)	567
Contributions by employer	2,528	2,912
Exchange differences	2,940	(1,696)
Benefits paid	(1,571)	(1,534)
Closing fair value of plan assets	30,046	24,387
Net retirement benefit obligation	(11,869)	(11,383)

d) The fair value of plan assets at the balance sheet date and the expected rate of return are analysed as follows:

	Expected return %	2005 £'000	Expected return %	2004 £'000
Equities	9.0	20,954	9.0	17,099
Bonds	5.5	8,317	5.5	6,903
Cash		775		385
	8.0	30,046	8.0	24,387

e) History of experience gains and losses

(i) US defined pension scheme

The five-year history of experience adjustments in relation to the US defined benefit pension scheme is as follows:

	2005	2004	2003	2002	2001
	£'000	£'000	£'000	£'000	£'000
Present value of defined benefit obligations	(40,909)	(34,649)	(34,232)	(34,077)	(34,151)
Fair value of scheme assets	30,046	24,387	22,374	20,569	26,846
Deficit in the scheme	(10,863)	(10,262)	(11,858)	(13,508)	(7,305)
Experience adjustments on scheme liabilities					
Amount	86	(123)	(136)	(1,001)	(432)
Percentage of scheme liabilities	0.2%	(0.4%)	(0.4%)	(2.9%)	(1.3%)
Experience adjustments on scheme assets					
Amount	(277)	567	2,973	(5,214)	(4,931)
Percentage of scheme assets	(0.9%)	2.3%	13.3%	(25.3%)	(18.4%)

The estimated amounts of contributions expected to be paid to the scheme during the current financial year is £2.5 million.

(ii) US medical benefit plan

The five-year history of experience adjustments in relation to the US medical plan is as follows:

	2005	*2004*	*2003*	*2002*	*2001*
	£'000	*£'000*	*£'000*	*£'000*	*£'000*
Present value of plan liabilities	**(1,006)**	*(1,121)*	*(1,355)*	*(3,782)*	*(4,907)*
Experience adjustments of plan liabilities	**210**	*123*	*302*	*477*	*649*
Percentage of the plan liabilities	**20.9%**	*11.0%*	*22.3%*	*12.6%*	*13.2%*

18. Long-term provisions

	£'000
At 1 January 2005	1,774
Utilised	(36)
Released	(897)
Foreign exchange movement	30
At 31 December 2005	**871**

The provisions primarily relate to liabilities assumed on discontinued businesses and obligations to former employees of the Group.

There are no provisions held by the Company.

19. Share capital

(a) Called up share capital

	2005 £'000	*2004 £'000*
Authorised: 300 million (2004: 300 million) shares of 25p each	75,000	*75,000*
Allotted, called up and fully paid: 189,493,412 (2004: 189,024,358) shares of 25p each	47,373	*47,256*

Shares issued in the year were:

	Number	Nominal value £'000	Consideration £'000
At 1 January 2005	189,024,358	47,256	
Issued to the employee share trust	333,049	83	202
Employee share options exercised (note 19 (b))	136,005	34	35
At 31 January 2005	189,493,412	47,373	237

The company has one class of ordinary shares which carry no right to fixed income.

(b) Share options

At 31 December 2005, there were options outstanding to subscribe for new ordinary shares of 25 pence each as set out below. The number of options outstanding at the previous year end over new ordinary shares was 13,075,885.

Option grant date	Number of shares under option	Exercise price (pence)	Exercisable not earlier than
The Closed Schemes			
March 1996	133,904	29.13	March 1999
October 1996	442,911	25.00	October 1999
The 1998 Scheme			
September 1999	540,762	25.00	September 2002
March 2000	2,027,090	29.85	March 2003
March 2003	3,163,370	39.50	March 2006
March 2004	4,041,362	36.25	March 2007
March 2005	3,753,604	59.75	March 2008
Total	14,103,003		

The total shareholder return performance conditions, relating to the share options exercisable in March 2006 are not likely to be achieved so the options are not likely to vest.

In March 2005, 3,970,004 options over new ordinary shares were granted at a price of 59.75 pence per share. The following options over new ordinary shares were exercised during the year:

Granted	Number	Nominal value £	Consideration £
March 1996	16,501	4,125	4,806
October 1996	16,501	4,125	4,125
September 1999	103,003	25,751	25,751
	136,005	34,001	34,682

During the year, options over 2,806,881 new ordinary shares lapsed. Share options under the Closed Scheme and the 1998 Scheme expire ten years after the date of grant.

The total subscription price if all share options over new shares are exercised is £5,847,000 (2004: £5,134,000).

The above amounts exclude options over 2,250,750 shares (2004: 1,696,720 shares) which are already in issue and are owned by an employee trust.

The fair value of options granted was determined using the stochastic valuation model. An expense of £640,000 has been recognised in the period in respect of the share options granted (2004: £439,000). The cumulative share compensation reserve at 31 December 2005 is £1,256,000 (2004: £616,000).

The inputs into the stochastic valuation model for the 2005 options are as follows:

	3 year vesting	5 year vesting
Fair value of option	26 pence	31 pence
Exercise price and share price on date of grant	59.75 pence	59.75 pence
Expected life	5 years	7 years
Expected volatility	54.9%	62.7%
Performance condition discount	9.5%	13.8%
Risk free rate	4.79%	4.79%
Expected dividend yield	1.12%	1.12%

The inputs into the stochastic valuation model for the 2004 options are as follows:

	3 year vesting	5 year vesting
Fair value of option	18 pence	19 pence
Exercise price and share price on date of grant	36.25 pence	36.25 pence
Expected life	5 years	7 years
Expected volatility	66.0%	67.0%
Performance condition discount	9.4%	14.6%
Risk free rate	4.66%	4.71%
Expected dividend yield	1.38%	1.38%

The inputs into the stochastic valuation model for the 2003 options are as follows:

	3 year vesting	5 year vesting
Fair value of option	19 pence	21 pence
Exercise price and share price on date of grant	39.50 pence	39.50 pence
Expected life	5 years	7 years
Expected volatility	64.8%	66.0%
Performance condition discount	10.0%	14.4%
Risk free rate	4.04%	4.21%
Expected dividend yield	1.27%	1.27%

20. Equity

Group

	Share premium account £'000	Shares to be issued £'000	Share compensation reserve £'000	Own shares held by employee share trust £'000	Currency translation reserve £'000
At 1 January 2004	*38,009*	*2,166*	*177*	*(970)*	–
Currency translation differences	–	–	–	–	*(1,745)*
Share compensation expense	–	–	*439*	–	–
Deferred consideration issued	–	*(27)*	–	–	–
Management incentive plan	–	*(817)*	–	–	–
Adjustment to deferred consideration	*10*	*(1,137)*	–	–	–
Share option schemes	*7*	–	–	–	–
At 31 December 2004	*38,026*	*185*	*616*	*(970)*	*(1,745)*
At 1 January 2005	38,026	185	616	(970)	(1,745)
Currency translation differences	–	–	–	–	1,488
Share compensation expense	–	–	640	–	–
Management incentive plan	–	(139)	–	83	–
Shares issued to employee share trust	119	–	–	(202)	–
Purchase of shares	–	–	–	(181)	–
Share option schemes	1	–	–	–	–
At 31 December 2005	**38,146**	**46**	**1,256**	**(1,270)**	**(257)**

	Merger reserve £'000	Statutory reserves of subsidiary undertakings £'000	Capital redemption reserve £'000	**Total other reserves £'000**
At 1 January 2004, 1 January 2005 and 31 December 2005	**5,683**	**5,878**	**1,186**	**12,747**

Company

	Share premium account £'000	Shares to be issued £'000	Share compensation reserve £'000	Own shares held by employee share trust £'000	Capital redemption reserve £'000
At 1 January 2004	*38,009*	*2,166*	*177*	*(970)*	*1,186*
Share compensation expense	–	–	*439*	–	–
Deferred consideration issued	–	*(27)*	–	–	–
Management incentive plan	–	*(817)*	–	–	–
Adjustment to deferred consideration	*10*	*(1,137)*	–	–	–
Share option schemes	*7*	–	–	–	–
At 31 December 2004	*38,026*	*185*	*616*	*(970)*	*1,186*
At 1 January 2005	38,026	185	616	(970)	1,186
Share compensation expense	–	–	640	–	–
Management incentive plan	–	(139)	–	83	–
Shares issued to employee share trust	119	–	–	(202)	–
Purchase of shares	–	–	–	(181)	–
Share option schemes	1	–	–	–	–
At 31 December 2005	**38,146**	**46**	**1,256**	**(1,270)**	**1,186**

Shares to be issued comprise the estimated value of shares that may be issued under the Management Incentive Plan.

The share compensation reserve represents the credit arising from the charge for share options.

Own shares held by the employee share trust represents 4,197,374 shares (2004: 3,879,584 shares) issued at a value of £1,270,000 (2004: £970,000).

21. Retained earnings

	Group		Company	
	2005 £'000	*2004 £'000*	**2005 £'000**	*2004 £'000*
At 1 January	**(47,839)**	*(53,675)*	**54,361**	*55,141*
Net profit for the year	**9,792**	*8,457*	**4,611**	*145*
Dividends paid	**(1,241)**	*(925)*	**(1,241)**	*(925)*
Actuarial loss related to retirement benefit schemes	**(1,646)**	*(1,696)*	–	–
Tax on items taken directly to equity	**825**	–	–	–
At 31 December	**(40,109)**	*(47,839)*	**57,731**	*54,361*

In accordance with Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The consolidated income statement for the financial year includes a profit of £4,611,000 (2004: £145,000) dealt with in the financial statements of the Company.

22. Statement of changes in equity

	Group		Company	
	2005	*2004*	2005	*2004*
	£'000	*£'000*	£'000	*£'000*
At 1 January	48,276	*45,652*	140,660	*142,907*
Dividends paid	(1,241)	*(925)*	(1,241)	*(925)*
Profit for the period	9,792	*8,457*	4,611	*145*
Own shares purchased for deferred share awards	(181)	*–*	(181)	*–*
Issue of share capital				
Exercise of share options	35	*48*	35	*48*
Movement in compensation expense	640	*439*	640	*439*
Adjustment to deferred consideration	–	*(1,137)*	–	*(1,137)*
Movement in reserve for management incentive plan	(56)	*(817)*	(56)	*(817)*
Other recognised income and expense	667	*(3,441)*	–	*–*
At 31 December	57,932	*48,276*	144,468	*140,660*

23. Notes to the cash flow statement

	Group		Company	
	2005	*2004*	2005	*2004*
	£'000	*£'000*	£'000	*£'000*
Profit/(loss) from operations	13,559	*12,436*	(2,511)	*(7,072)*
Adjustments for:				
Depreciation of property, plant and equipment	604	*818*	111	*63*
Amortisation of intangible assets	462	*346*	14	*25*
Gain on disposal of plant and equipment	14	*–*	15	*–*
Management incentive plan	(56)	*(757)*	(56)	*(757)*
Adjustment for pension funding	(2,528)	*(2,911)*	–	*–*
Adjustment for share options charge	640	*439*	640	*439*
(Decrease)/Increase in provisions	(903)	*(110)*	–	*3,536*
Operating cash flows before movements in working capital	11,792	*10,261*	(1,787)	*(3,766)*
(Increase)/Decrease in receivables	(4,153)	*(4,053)*	(285)	*191*
Increase/(Decrease) in payables	3,911	*5,840*	(208)	*3,114*
Cash generated by operations	11,550	*12,048*	(2,280)	*(461)*
Income taxes (paid)/received	(2,724)	*(3,806)*	2	*–*
Net cash from operating activities	8,826	*8,242*	(2,278)	*(461)*

24. Financial instruments

Details of the Group's objectives and strategies with regard to financial instruments are set out in the Financial Review. The disclosures set out below exclude short-term debtors and creditors. The amounts disclosed reflect the book value and fair value of the Group's financial instruments.

Interest rate and currency profile of financial instruments at the year end

Financial assets	2005	2004
	Floating rate	Floating rate
Currency	£'000	£'000
Sterling	1,102	884
US Dollar	16,789	11,870
Euro	2,079	932
Other	1,585	824
	21,555	14,510

The cash and short-term deposits attract interest rates based on LIBOR for periods of up to three months.

25. Operating lease arrangements

Group	2005 £'000	2004 £'000
Minimum lease payments under operating leases recognised in the income statement for the year	1,961	2,123

At the balance sheet date, the Group has aggregate outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

Group	2005		2004	
	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000
Within one year	1,690	30	1,486	165
In the second to fifth years inclusive	5,483	31	5,028	28
After five years	1,517	4	1,999	–
	8,690	65	8,513	193

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are negotiated for an average term of six years and rentals are fixed for an average of one year.

26. Related party transactions

Group

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. Except as disclosed below, no Group company entered into a transaction with a related party that is not a member of the Group.

Remuneration of key management personnel

The aggregate remuneration of the key management personnel of the Group, is set out below. Further information about the remuneration of individual directors is provided in the audited part of the Directors' Remuneration Report on pages 30 to 36.

	2005	2004
	£'000	£'000
Short-term employee benefits	2,331	2,750
Post-employment benefits	146	153
Other long-term benefits	163	–
Share based payments	172	129
	2,812	3,032

During the year, the Group entered into the following transactions with related parties:
Parson Consulting LLC paid £4,123 to JP Enterprises, Inc for rental of office space. Mr Bolduc, a director of the Company, is the majority shareholder and director of JP Enterprises, Inc.

27. Principal subsidiary undertakings

At 31 December 2005, the Company had the following principal subsidiary undertakings engaged in the provision of management consultancy services. The shareholdings were 100% of the subsidiary undertakings' ordinary shares and were held indirectly, except where otherwise indicated.

	Countries of incorporation/operation
Proudfoot Consulting Company	USA
Proudfoot Consulting Inc	Canada
Proudfoot Consulting (Europe) Limited*	Great Britain
Proudfoot Consulting GmbH	Germany
Proudfoot Consulting S.A.S.	France
Proudfoot Consulting GmbH	Austria
Proudfoot Consulting S.A.	Spain
Proudfoot South Africa (Pty) Ltd	South Africa/Africa
Proudfoot Company Management Services GmbH (trading as Proudfoot Consulting)	Switzerland/Australia, New Zealand, Hong Kong
Parson Consulting LLC	USA
Parson Consulting Limited*	Great Britain
Parson Consulting S.A.S.	France
Parson Consulting Pty Limited	Australia

* Held directly

A full list of subsidiary and other related companies will be annexed to the next annual return of Management Consulting Group PLC to be filed with the Registrar of Companies.

28. Restatement of financial information under International Financial Reporting Standards

This is the first year that the Company has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRS was therefore 1 January 2004.

The standards giving rise to changes to the Group's consolidated results on transition from UK GAAP to IFRS and their financial impact are as follows:

IFRS 2 Share-based Payment

Under IFRS 2, the Group recognises a charge for the fair value of outstanding share options granted to employees after 7 November 2002. The charge has been calculated using the stochastic option pricing model and the resulting cost has been charged to the income statement over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting. There was no charge to the profit and loss account in 2004 under UK GAAP in relation to share options granted to employees. The impact of IFRS 2 is a reduction in retained earnings as at 1 January 2004 of £0.2 million and a pre-tax charge of £0.4 million for the year ended 31 December 2004. A deferred tax asset of £0.2 million was recorded in the year ended 31 December 2004 in relation to the share option scheme.

IFRS 3 Business Combinations

Under IFRS, goodwill is no longer amortised but held at carrying value in the balance sheet and tested annually for impairment (with a specific requirement to be tested at the date of transition) and when there are indications of impairment. The goodwill amortisation under UK GAAP of £3.8 million charged during the year has been reversed under IFRS. All goodwill has been tested for impairment for the year ended 31 December 2004 and at the transition date in accordance with IFRS, and no adjustment was deemed necessary. A deferred tax liability of £0.9 million has been recorded in the year ended 31 December 2004 relating to the temporary difference arising as the goodwill deductible for overseas tax purposes is no longer subject to amortisation under IFRS (IAS 12 Income Taxes).

Under the transitional rules of IFRS 1, the Group has taken advantage of the option not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result, goodwill arising from past business combinations is recorded initially in the opening balance sheet at the amortised carrying value under UK GAAP on that date.

IAS 10 Events after the Balance Sheet Date

IAS 10 requires that dividends are recognised in the period in which they are declared. This is different to UK GAAP where the proposed dividend is recognised in the profit and loss account. The final proposed dividend for 2003 of £0.9 million has been reversed out of the opening balance sheet and recorded at the amount paid in the year ended 31 December 2004. Similarly, the final proposed dividend for 2004 of £1.2 million has been reversed from the income statement.

IAS 19 Other Long-term Benefits

Deferred employee bonuses awarded in respect of the year ended 31 December 2004 but not payable in cash and shares until 31 December 2007, are accounted for under IAS 19 as deferred long-term benefits, and will be expensed to the income statement over the subsequent three year deferral period under IFRS. Under UK GAAP they are charged in full to the profit and loss account in 2004. This results in a credit to the 2004 income statement of £0.5 million, included in "Other adjustments," and a corresponding reduction in liabilities at 31 December 2004. Deferred tax of £0.2 million was provided in the year ended 31 December 2004 under IFRS in respect of the deferred employee bonuses.

IAS 38 Intangible Assets

IAS 38 requires computer software costs, including development costs, to be classified as intangible assets. Capitalised software of £0.4 million is reclassified at 31 December 2004 as intangible assets, which continue to be amortised over three years or the life of the software contract if shorter. The opening balance sheet under IFRS includes a similar reclassification of £0.4 million.

IAS 21 The Effects of Changes in Foreign Exchange

Under IFRS, translation differences arising from the date of transition to IFRS that are permitted to be taken to reserves must be tracked in a separate foreign exchange reserve. Foreign exchange taken to reserves relating to translation of foreign equity investments must be recycled to the income statement on disposal of the investment.

The Group has elected to take the exemption, permitted under the transitional rules, of not applying IAS 21 retrospectively; this has allowed the Group to reset to zero its historic foreign exchange reserve at 1 January 2004 of £12.3 million by means of a reclassification to retained earnings. The gain or loss on any subsequent disposal of a foreign subsidiary will be adjusted only by those accumulated translation adjustments arising after 1 January 2004.

29. Restatement of Group financial information under International Financial Reporting Standards

(a) Reconciliation of income for the year ended 31 December 2004

	Previously reported under UK GAAP £'000	IFRS 2 Share based payment £'000	IFRS 3 Business combinations £'000	IAS 10 Dividend £'000	Other £'000	Restated under IFRS £'000
Revenue	**119,248**	–	–	–	–	**119,248**
Cost of sales	(60,270)	(144)	–	–	–	(60,414)
Gross profit	**58,978**	**(144)**	–	–	–	**58,834**
Selling costs	(30,362)	(86)	–	–	–	(30,448)
Goodwill amortisation	(3,792)	–	3,792	–	–	–
Administrative expenses excluding goodwill amortisation	(16,275)	(209)	–	–	534	(15,950)
Operating profit	**8,549**	**(439)**	**3,792**	–	**534**	**12,436**
Finance costs	(34)	–	–	–	–	(34)
Profit before tax	**8,515**	**(439)**	**3,792**	–	**534**	**12,402**
Tax	(2,995)	160	(920)	–	(190)	(3,945)
Retained profit after tax	**5,520**	**(279)**	**2,872**	–	**344**	**8,457**
Dividends	(1,221)	–	–	296	–	(925)
Profit for the period	**4,299**	**(279)**	**2,872**	**296**	**344**	**7,532**
Earnings per share - basic	**3.0p**					**4.6p**
Earnings per share - diluted	**3.0p**					**4.5p**

(b) Reconciliation of equity as at 1 January 2004 (date of transition to IFRS)

	Previously reported under UK GAAP £'000	IFRS 2 Share based payment £'000	IAS10 Dividends £'000	IAS 38 Intangible assets £'000	IAS 21 Foreign exchange reserve £'000	Restated under IFRS £'000
Non-current assets						
Goodwill	69,206	–	–	–	–	69,206
Other intangible assets	–	–	–	390	–	390
Property, plant and equipment	1,649	–	–	(390)	–	1,259
Total non-current assets	70,855	–	–	–	–	70,855
Current assets						
Trade and other receivables	7,910	–	–	–	–	7,910
Cash and cash equivalents	9,738	–	–	–	–	9,738
Total current assets	17,648	–	–	–	–	17,648
Total assets	**88,503**	–	–	–	–	**88,503**
Current liabilities						
Trade and other payables	(19,084)	–	–	–	–	(19,084)
Dividend to shareholders	(944)	–	944	–	–	–
Current tax liabilities	(3,987)	–	–	–	–	(3,987)
Total current liabilities	(24,015)	–	944	–	–	(23,071)
Net current assets/(liabilities)	**(6,367)**	–	**944**	–	–	**(5,423)**
Non-current liabilities						
Retirement benefits obligation	(13,213)	–	–	–	–	(13,213)
Non-current tax liabilities	(3,655)	–	–	–	–	(3,655)
Long-term provisions	(1,884)	–	–	–	–	(1,884)
Non-current accruals	(1,028)	–	–	–	–	(1,028)
Total non-current liabilities	(19,780)	–	–	–	–	(19,780)
Total liabilities	**(43,795)**	–	**944**	–	–	**(42,851)**
Net assets	**44,708**	–	**944**	–	–	**45,652**
Equity						
Share capital	47,198	–	–	–	–	47,198
Share premium account	38,009	–	–	–	–	38,009
Shares to be issued	2,166	–	–	–	–	2,166
Share compensation reserve	–	177	–	–	–	177
Own shares held by employee share trust	(970)	–	–	–	–	(970)
Translation reserve	(12,338)	–	–	–	12,338	–
Other reserves	12,747	–	–	–	–	12,747
Retained earnings	(42,104)	(177)	944	–	(12,338)	(53,675)
Total equity	**44,708**	–	**944**	–	–	**45,652**

29. Restatement of Group financial information under International Financial Reporting Standards (continued)

(c) Balance sheet as at 31 December 2004

	Previously reported under UK GAAP £'000	IFRS 2 Share based payment £'000	IFRS 3 Business combinations £'000	IAS 10 Dividends £'000	IAS 38 Intangible assets £'000	IAS 21 Foreign exchange reserve £'000	Other £'000	Restated under IFRS £'000
Non-current assets								
Goodwill	62,317	–	3,792	–	–	–	–	66,109
Other intangible assets	–	–	–	–	392	–	–	392
Property, plant and equipment	1,789	–	–	–	(392)	–	–	1,397
Total non-current assets	64,106	–	3,792	–	–	–	–	67,898
Current assets								
Trade and other receivables	12,575	160	–	–	–	–	–	12,735
Cash and cash equivalents	14,510	–	–	–	–	–	–	14,510
Total current assets	27,085	160	–	–	–	–	–	27,245
Total assets	**91,191**	**160**	**3,792**	**–**	**–**	**–**	**–**	**95,143**
Current liabilities								
Trade and other payables	(24,756)	–	–	–	–	–	534	(24,222)
Dividend to shareholders	(1,240)	–	–	1,240	–	–	–	–
Current tax liabilities	(4,722)	–	–	–	–	–	–	(4,722)
Total current liabilities	(30,718)	–	–	1,240	–	–	534	(28,944)
Net current assets/(liabilities)	**(3,633)**	**160**	**–**	**1,240**	**–**	**–**	**534**	**(1,699)**
Non-current liabilities								
Retirement benefits obligation	(11,383)	–	–	–	–	–	–	(11,383)
Non-current tax liabilities	(2,970)	–	(920)	–	–	–	(190)	(4,080)
Long-term provisions	(1,774)	–	–	–	–	–	–	(1,774)
Non-current accruals	(686)	–	–	–	–	–	–	(686)
Total non-current liabilities	(16,813)	–	(920)	–	–	–	(190)	(17,923)
Total liabilities	**(47,531)**	**–**	**(920)**	**1,240**	**–**	**–**	**344**	**(46,867)**
Net assets	**43,660**	**160**	**2,872**	**1,240**	**–**	**–**	**344**	**48,276**
Equity								
Share capital	47,256	–	–	–	–	–	–	47,256
Share premium account	38,026	–	–	–	–	–	–	38,026
Shares to be issued	185	–	–	–	–	–	–	185
Share compensation reserve	–	616	–	–	–	–	–	616
Own shares held by employee share trust	(970)	–	–	–	–	–	–	(970)
Translation reserve	(14,083)	–	–	–	–	12,338	–	(1,745)
Other reserves	12,747	–	–	–	–	–	–	12,747
Retained earnings	(39,501)	(456)	2,872	1,240	–	(12,338)	344	(47,839)
Total equity	**43,660**	**160**	**2,872**	**1,240**	**–**	**–**	**344**	**48,276**

30. Restatement of Company financial information under International Financial Reporting Standards

a) Company income statement for the year ended 31 December 2004

	Under UK GAAP £'000	IFRS2 Share based payment £'000	IAS10 Dividends £'000	Other £'000	Restated under IFRS £'000
Provision against investments	(3,537)	–	–	–	(3,537)
Administrative expenses	(3,203)	(439)	–	107	(3,535)
Operating loss	**(6,740)**	**(439)**	–	**107**	**(7,072)**
Finance income	1,027	–	–	–	1,027
Income from investments	6,135	–	–	–	6,135
Profit before tax	**422**	**(439)**	–	**107**	**90**
Tax credit/(expense)	2	80	–	(27)	55
Profit after tax	**424**	**(359)**	–	**80**	**145**
Dividends payable	(1,221)	–	296	–	(925)
Loss for the period	**(797)**	**(359)**	**296**	**80**	**(780)**

30. Restatement of Company financial information under International Financial Reporting Standards (continued)

b) Company balance sheet as at 1 January 2004 (date of transition)

	Previously reported under UK GAAP £'000	IFRS2 Share based payment £'000	IAS10 Dividend £'000	IAS38 Intangible assets £'000	Restated under IFRS £'000
Non-current assets					
Investments in subsidiaries	107,719	–	–	–	107,719
Other intangible assets	–	–	–	28	28
Property, plant and equipment	57	–	–	(28)	29
Total non-current assets	107,776	–	–	–	107,776
Current assets					
Trade and other receivables	41,972	–	–	–	41,972
Cash and cash equivalents	2,988	–	–	–	2,988
Total current assets	44,960	–	–	–	44,960
Total assets	**152,736**	–	–	–	**152,736**
Current liabilities					
Trade and other payables	(9,829)	–	–	–	(9,829)
Dividends to shareholders	(944)	–	944	–	–
Total current liabilities	(10,773)	–	944	–	(9,829)
Net current assets	**34,187**	–	**944**	–	**35,131**
Net assets	**141,963**	–	**944**	–	**142,907**
Equity					
Share capital	47,198	–	–	–	47,198
Share premium account	38,009	–	–	–	38,009
Shares to be issued	2,166	–	–	–	2,166
Share compensation reserve	–	177	–	–	177
Own shares held by employee share trust	(970)	–	–	–	(970)
Capital redemption reserve	1,186	–	–	–	1,186
Retained earnings	54,374	(177)	944	–	55,141
Total equity	**141,963**	–	**944**	–	**142,907**

c) Company balance sheet as at 31 December 2004

	Previously reported under UK GAAP £'000	IFRS2 Share based payment £'000	IAS10 Dividends £'000	IAS38 Intangible assets £'000	Other £'000	Restated under IFRS £'000
Non-current assets						
Investments in subsidiaries	103,376	–	–	–	–	103,376
Other intangible assets	–	–	–	28	–	28
Property, plant and equipment	399	–	–	(28)	–	371
Total non-current assets	103,775	–	–	–	–	103,775
Current assets						
Trade and other receivables	53,514	80	–	–	–	53,594
Cash and cash equivalents	4,836	–	–	–	–	4,836
Total current assets	58,350	80	–	–	–	58,430
Total assets	**162,125**	**80**	–	–	–	**162,205**
Current liabilities						
Trade and other payables	(21,625)	–	–	–	107	(21,518)
Current tax liabilities	–	–	–	–	(27)	(27)
Dividends to shareholders	(1,240)	–	1,240	–	–	–
Total current liabilities	(22,865)	–	1,240	–	80	(21,545)
Net current assets	**35,485**	**80**	**1,240**	–	**80**	**36,885**
Net assets	**139,260**	**80**	**1,240**	–	**80**	**140,660**
Equity						
Share capital	47,256	–	–	–	–	47,256
Share premium account	38,026	–	–	–	–	38,026
Shares to be issued	185	–	–	–	–	185
Share compensation reserve	–	616	–	–	–	616
Own shares held by employee share trust	(970)	–	–	–	–	(970)
Other reserves	1,186	–	–	–	–	1,186
Retained earnings	53,577	(536)	1,240	–	80	54,361
Total equity	**139,260**	**80**	**1,240**	–	**80**	**140,660**

contacts for
investors and clients

Registered office

Fleet Place House
2 Fleet Place
Holborn Viaduct
London EC4M 7RF
Tel: +44 20 7710 5000
Fax: +44 20 7710 5001

Company number 1000608

Registrar

Capita Registrars
The Registry
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

Company secretary

Steve Hitchcock, *Company Secretary*
stevehitchcock@mcgplc.com
Palm Beach Gardens administrative office: +1 561 624 4377

Additionally, we encourage shareholders to register for copies of corporate communications on our investor relations website at **www.mcgplc.com**

The Company's corporate governance report, corporate governance guidelines and terms of reference of the Board's committees can also be found at **www.mcgplc.com**

Investor relations

The Group welcomes contact with its shareholders.

Enquiries should be directed to:

Kevin Parry, *Chief Executive*
kparry@mcgplc.com
or
Mark Currie, *Finance Director*
mcurrie@mcgplc.com

London Office: +44 20 7710 5000

Enquiries and notification concerning dividends, share certificates or transfers and address changes should be sent to the Registrar at the address shown.

Financial calendar

Annual General Meeting	12 May 2006
Ex dividend date	17 May 2006
Record date	19 May 2006
Final dividend payment	5 June 2006

Operational contacts

We welcome clients introduced by shareholders. Shareholders wishing to provide introductions to potential clients should contact Kevin Parry or Mark Currie (see contact details above).

Share price information

The Company's share price information can be found at **www.mcgplc.com** or through your broker. The share symbol is MMC.L. The Financial Times City line service also provides this information on 0906 843 4677 (calls charged at 60p per minute).

Shareholder services

On-line services are now available to private shareholders. To use these facilities visit www.capitaregistrars.com.

'Account Enquiry' allows shareholders to access their shareholding on the register including transaction history, dividend payment history and up-to-date share valuation. 'Amendment of Standing Data' allows shareholders to change their registered postal address and add, change or delete dividend mandate instructions. Certain forms can be downloaded, such as dividend mandate forms and Stock transfer forms.

Should you have any queries please contact Capita Registrars helpline on 0870 162 3100, overseas +44 20 8639 2157, or email ssd@capitaregistrars.com.

Share dealings

A quick and easy share dealing service is provided by Capita Share Dealing Services for UK registered certificated holders to either buy or sell shares. For further information on this service, or to buy and sell shares, please contact www.capitadeal.com (on-line dealing) or 0870 458 4577 (telephone dealing).

company advisers

Stockbrokers
Hoare Govett Ltd
250 Bishopsgate
London EC2M 4AA
United Kingdom

Financial adviser
N M Rothschild & Sons
New Court
St Swithins Lane
London EC4P 4DU
United Kingdom

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR
United Kingdom

Investor relations
The Maitland Consultancy Limited
Orion House
5 Upper St Martin's Lane
London WC2H 9EA
United Kingdom

Legal adviser
Baker & McKenzie
100 New Bridge Street
London EC4V 6JA
United Kingdom

notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Management Consulting Group PLC will be held at the Regus Centre, 1 Northumberland Avenue, Trafalgar Square, London, WC2N 5BW on Friday 12 May 2006, at 10am for the undermentioned purposes:

Ordinary business

1. To receive and adopt the Directors' report and annual accounts of the Company for the year ended 31 December 2005 together with the auditors' report on those accounts and on the auditable parts of the Directors' Remuneration Report.
2. To receive and approve the Directors' Remuneration Report as set out in the report and accounts of the Company for the year ended 31 December 2005.
3. To declare the final dividend for the year ended 31 December 2005 of 0.8 pence per share.
4. To re-appoint Baroness Cohen of Pimlico as a director of the Company, who is retiring by rotation.
5. To re-appoint Mr J P Bolduc as a director of the Company, who is retiring by rotation.
6. To re-appoint Mr S A Ferriss as a director of the Company, who, having been appointed since the last Annual General Meeting, is required to stand down and offer himself for re-appointment.
7. To re-appoint Mr A H Simon as a director of the Company, who, having been appointed since the last Annual General Meeting, is required to stand down and offer himself for re-appointment.
8. To re-appoint Deloitte & Touche LLP as auditors to the Company, to hold office from the conclusion of the meeting until the conclusion of the next Annual General Meeting and to authorise the directors to determine the auditors' remuneration.

Special business

9. To consider and, if thought fit, pass the following resolutions, which will be proposed, as to resolution 9(a) as an ordinary resolution, and, as to resolutions 9(b) and (c), as special resolutions:

   (a) THAT the directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £19,378,544 provided that this authority shall expire (unless previously renewed, varied or revoked by the Company in General Meeting) on the earlier of the fifth anniversary of the passing of this resolution and the Annual General Meeting of the Company to be held in 2011, save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority hereby conferred had not expired and such authority shall be in substitution for all previous authorities pursuant to the said Section 80, which are hereby revoked, without prejudice to any allotment of relevant securities pursuant thereto.

   (b) THAT, subject to the passing of resolution 9(a) *in the notice of meeting, the directors be and are hereby empowered* pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act as from time to time amended) wholly for cash pursuant to the authority conferred by such resolution as if subsection (1) of Section 89 of the said Act did not apply to such allotment provided that this power shall be limited:

      (i) to the allotment of equity securities where the securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

notice of Annual General Meeting

(continued)

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £2,368,667.75;

and shall expire (unless previously renewed, varied or revoked by the Company in General Meeting) on the earlier of the fifth anniversary of the passing of this resolution and the Annual General Meeting to be held in 2011, save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired and such authority shall be in substitution for all previous disapplications of Section 89(1) of the Companies Act 1985, which are hereby revoked, without prejudice to any allotment of securities pursuant thereto.

(c) THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each in the capital of the Company ('ordinary shares') provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 18,949,341;

(ii) the minimum price which may be paid for an ordinary share shall be an amount equal to the nominal value of an ordinary share from time to time;

(iii) the maximum price which may be paid for an ordinary share shall be an amount equal to 105% of the average of the middle market quotations for an ordinary share derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased; and

(iv) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 10 August 2007, whichever is earlier, unless such authority is renewed or revoked prior to such time, save that the company may enter into contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contracts will or may be executed wholly or partly after the expiry of such authority, and may make purchases of ordinary shares pursuant to any such contracts.

By order of the Board

F Steven Hitchcock
Company Secretary

6 March 2006

Notes

(i) An explanation of the business of the meeting is given in the Directors' Report.

(ii) A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the member. Any such proxy need not be a member of the Company. Completion of a proxy form will not prevent a member from attending and voting at the meeting should the member so wish.

(iii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company, as at 6pm on 10 May 2006, shall be entitled to attend or vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries in the relevant register of securities after 6pm on 10 May 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(iv) To appoint a proxy:

either,

- the proxy form, which is enclosed for this purpose, together with any authority under which it is executed (or a notarially certified copy of such authority), must be duly completed and lodged with the Registrar at the offices of Capita Registrars, The Registry, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 10am on 10 May 2006.

or,

- CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such Instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent (ID RA 10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST systems and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35 (5)(a) of the Uncertificated Securities Regulations 2001.

(v) Copies of the directors' service contracts will be available for inspection at the registered office during usual business hours on any weekday (Saturdays, Sundays and Public Holidays excepted) up to and including the date of the meeting and at the place of meeting for 15 minutes prior to, and during the meeting.

(vi) The register of directors' interests in shares of the Company in accordance with Section 325 of the Companies Act 1985 will be available for inspection at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and Public Holidays excepted) up to and including the date of the meeting and at the place of meeting for 15 minutes prior to, and during the meeting.

Registered No. 1000608

The Companies Act 1985

Company Limited by Shares

Management Consulting Group Plc ("the company")

At the Annual General Meeting of the company, duly convened and held on Friday, 12 May 2006, the following Ordinary and Special Resolutions were passed:

Ordinary Resolution

9. To consider and, if thought fit, pass the following resolutions:

(a) THAT the directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £19,378,544 provided that this authority shall expire (unless previously renewed, varied or revoked by the Company in General Meeting) on the earlier of the fifth anniversary of the passing of this resolution and the Annual General Meeting of the Company to be held in 2011, save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority hereby conferred had not expired and such authority shall be in substitution for all previous authorities pursuant to the said Section 80, which are hereby revoked, without prejudice to any allotment of relevant securities pursuant thereto.

Special Resolution

(b) THAT, subject to the passing of resolution 9(a) in the notice of meeting, the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act as from time to time amended) wholly for cash pursuant to the authority conferred by such resolution as if subsection (1) of Section 89 of the said Act did not apply to such allotment provided that this power shall be limited:

(i) to the allotment of equity securities where the securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £2,368,667.75;

and shall expire (unless previously renewed, varied or revoked by the Company in General Meeting) on the earlier of the fifth anniversary of the passing of this resolution and the Annual General Meeting to be held in 2011, save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired and such authority shall be in substitution for all previous disapplications of Section 89(1) of the Companies Act 1985, which are hereby revoked, without prejudice to any allotment of securities pursuant thereto.

(c) THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each in the capital of the Company ('ordinary shares') provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 18,949,341;

(ii) the minimum price which may be paid for an ordinary share shall be an amount equal to the nominal value of an ordinary share from time to time;

(iii) the maximum price which may be paid for an ordinary share shall be an amount equal to 105% of the average of the middle market quotations for an ordinary share derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased; and

(iv) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 10 August 2007, whichever is earlier, unless such authority is renewed or revoked prior to such time, save that the company may enter into contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contracts will or may be executed wholly or partly after the expiry of such authority, and may make purchases of ordinary shares pursuant to any such contracts.



Dr R Stomberg
Chairman

Bulk

Companies House
— for the record —

Company Name
MANAGEMENT CONSULTING GROUP PLC

363s Annual Return

RECEIVED

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals

Company Type
Public Limited Company

Company Number
1000608

Information extracted from Companies House records on **4th June 2006**

Section 1: Company details

COMPANIES HOUSE 191 11/07/2006

Ref: 1000608/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Fleet Place House** **2 Fleet Place Holborn Viaduct** **London** **EC4M 7RF**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** ~~**Capita Irg Plc**~~ → **Bourne House 34 Beckenham Rd** **Beckenham** **Kent** ~~**BR3 4TH**~~ →	Address CAPITA REGISTRARS UK Postcode BR3 4TU
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7414** **Business & management consultancy**	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Frederick Steven HITCHCOCK** **Address** **123 Winter Club Court** **Palm Beach Gardens** **Florida 33410** **Usa**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Frederick Steven HITCHCOCK ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Alan John BARBER** This is a service address for the beneficiary of a Confidentiality Order. **Address** **8 Salisbury Square** **London** **EC4Y 8BB** **Date of birth** **20/11/1947** **Nationality** **British** **Occupation** **Accountant**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Alan John BARBER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Jean Paul BOLDUC **Address** 13237 Westmeath Lane Clarksville Howard County Maryland Usa **Date of birth** 17/07/1939 **Nationality** American **Occupation** Executive	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Jean Paul BOLDUC ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Baroness Cohen Of Pimlico Janet COHEN **Address** 20 Morpeth Mansions Morpeth Terrace London SW1P 1ER **Date of birth** 04/07/1940 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Baroness Cohen Of Pimlico Janet COHEN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Mark Andrew CURRIE **Address** Heathcote Fairoak Lane Oxshott Surrey KT22 0TP **Date of birth** 15/01/1963 **Nationality** British **Occupation** Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Mark Andrew CURRIE ceased to be director (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Alan FERRISS **Address** 33 Wynnstay Gardens London W8 6UT **Date of birth** 19/09/1945 **Nationality** Usa **Occupation** Consultant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Stephen Alan FERRISS ceased to be director (if applicable) / /

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Kevin Allen Huw PARRY**	Name ______________________
	Address **85 Cambridge Street** **London** **SW1V 4PY**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________
	Date of birth **29/01/1962**	UK Postcode ____ ___
	Nationality **British**	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** **Director**	Nationality ______________________ Occupation ______________________ Date of change __ / __ / ____ Date Kevin Allen Huw PARRY ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Andrew Henry SIMON**	Name ______________________
	Address **Lodge Way House** **Lodge Way** **Northampton** **NN5 7UG**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________
	Date of birth **01/04/1945**	UK Postcode ____ ___
	Nationality **British**	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** **Company Director**	Nationality ______________________ Occupation ______________________ Date of change __ / __ / ____ Date Andrew Henry SIMON ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Dr Rolf Wilhelm Heinrich STOMBERG	Name ______________________
	Address Falkenstein 9 22587 Hamburg Germany	☐ *Tick this box if this address is a service address for the beneficiary of a* Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________
	Date of birth 10/04/1940	UK Postcode __ __ __ __ __ __ __
Particulars of a new Director must be notified on form 288a.	**Nationality** German	Date of birth __ __ / __ __ / __ __ __ __
	Occupation Director	Nationality ______________________
		Occupation ______________________
		Date of change __ __ / __ __ / __ __ __ __
		Date Dr Rolf Wilhelm Heinrich STOMBERG ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

Company Number - 1000608 **Section 3: Share Capital** (C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
Ordinary Shares	189,951,771	£47,487,942

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

189,951,771

Aggregate Nominal Value of issued shares

£47,487,942

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [ ] A list of changes is enclosed
- [x] A full list of members is enclosed

The last full list of members was received on: 13/06/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

See attached disc

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 1000608

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

See attached doc

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

09 JUN 2006

Signature [signature] (Director / ~~Secretary~~)

Date 05/07/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***13/6/2006*** ✓

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **13th June 2007** *please give the new date here:*

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: K. McLean

Telephone number *inc code*: 020 7716 5141

Address: Fleet Place House, 2 Fleet Place, Holborn Viaduct, London.

DX number *if applicable*: _ _ _ _ _ _

DX exchange:

Postcode: EC4M 7RF

THE COMPANIES ACT 1985 AND 1989

Company Limited by Shares

MANAGEMENT CONSULTING GROUP PLC ("the Company")

Registered No: 1000608

At an Extraordinary General Meeting of the Company, duly convened and held at the Bridewell 2 Suite, the Crowne Plaza Hotel, 19 New Bridge Street, London EC4V 6DB at 3.30 p.m. on 30 August 2006, the following Resolutions were duly passed by the Company:

Ordinary Resolution

1. THAT the acquisition by the Company of the entire issued share capital of Ineum on the terms and subject to the conditions contained in the acquisition agreement described in the circular to the shareholders of the Company to which the Notice convening the Extraordinary General Meeting was attached (the "Circular") be and is hereby approved and that the directors of the Company be and they are hereby authorised to do all such things and enter into such documents as may be necessary to give effect thereto including the making of such non-material variations to the terms and conditions of such agreement and related other documents as the Directors shall, in their discretion, think necessary or desirable.

Ordinary Resolution

2. THAT conditional to the passing of the resolution numbered 1, the authorised share capital of the Company be and is hereby increased from £75,000,000 to £125,000,000 by the creation of 200,000,000 ordinary shares of 25 pence each forming a single class with the existing ordinary shares of 25 pence each in the capital of the Company.

Ordinary Resolution

3. THAT, subject to and conditional upon the acquisition agreement referred to in resolution number 1 becoming unconditional (save for the obligation to satisfy the consideration due

thereunder and Admission) and the passing of the resolution numbered 2, the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 ("Companies Act") (in substitution for any existing authority to allot relevant securities, which are hereby revoked, without prejudice to any allotment of relevant securities pursuant thereto) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act) up to a maximum nominal amount of £39,635,154, provided that this authority shall expire on the earlier of the fifth anniversary of the passing of this resolution and the date of the Annual General Meeting of the Company to be held in 2011 (unless and to the extent that such authority is revoked or extended prior to such date) but so that the Company may before the expiry of such period make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period and the directors may allot relevant securities pursuant to such an offer or agreement as if the authority conferred hereby had not expired.

Special Resolution

4. THAT, subject to and conditional upon the acquisition agreement referred to in resolution number 1 becoming unconditional (save for the obligation to satisfy the consideration due thereunder and Admission) and the passing of the resolutions numbered 2 and 3, the directors be and they are hereby empowered pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) of the Company for cash pursuant to the general authority conferred on the directors pursuant to the resolution numbered 3 in this Notice of meeting as if section 89(l) of the Companies Act did not apply to any such allotment, provided that this power shall be limited to:

    (i) the allotment of equity securities in connection with or pursuant to an offer by way of rights, open offer or other pre-emptive offer to the holders of ordinary shares in the capital of the Company and other persons entitled to participate therein in proportion to their respective holdings, subject to such exclusions or other arrangements as the directors may consider necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any territory

or the regulations or requirements of any regulatory authority or any stock exchange in any territory; and

(ii) the allotment (otherwise pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £3,387,157; and such power shall expire on the earlier of the fifth anniversary of the passing of this resolution and the date of the Annual General Meeting of the Company to be held in 2011 (unless and to the extent that such allotment is revoked or extended prior to such date).

Ordinary Resolution

5. THAT, subject to and conditional upon the acquisition agreement referred to in resolution 1 becoming unconditional, the amendments to the Proudfoot PLC 1998 Executive Share Option Scheme, in the form produced to the meeting and initialled to the meeting for the purposes of identification, be and are hereby approved and adopted and the directors of the Company be authorised to establish on behalf of the Company a new employee share ownership trust to operate in conjunction with the Company's employee share schemes.

Ordinary Resolution

6. THAT, subject to and conditional upon the acquisition agreement referred to in resolution 1 becoming unconditional, the French Sub-Plan to the Proudfoot PLC 1998 Executive Share Option Scheme, in the form produced to the meeting and initialled to the meeting for the purposes of identification, be and is hereby approved and adopted.

Secretary

Dated: 30 August 2006

COMPANIES FORM No. 123

G

Notice of increase in nominal capital

RECEIVED

2007 SEP 18 A 7:42

FICE OF INTERNAT... CORPORATE ...

123

CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 1000608

Name of company

* insert full name of company

* MANAGEMENT CONSULTING GROUP PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 30 AUGUST 2006 the nominal capital of the company has been increased by £ 50,000,000 beyond the registered capital of £ 75,000,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

To rank pari passu in all respects with the existing Ordinary shares in the capital of the Company.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature]   Designation ‡ Secretary   Date 30 August 2006

Presentor's name address and reference (if any) :

Baker & McKenzie LLP
100 New Bridge Street
London
EC4V 6JA

Ref: STC: MCG PLC

For official Use
General Section

Post room

COMPANIES HOUSE 09/09/2006

Laserform International 12/99

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

1000608

MEMORANDUM OF ASSOCIATION

OF

MANAGEMENT CONSULTING GROUP PLC

1. The name of the Company is Management Consulting Group PLC.[1]

2. The Company is to be a public company.

3. The registered office of the Company will be situate in England.

4. The objects for which the Company is established are:-

(A) (1) To investigate and advise on all manner of economic, financial, commercial, and industrial questions and on problems relating to the administration and organisation of industry and business and the training of personnel for industry and business and to advise on the means and methods for extending, developing and improving all types of businesses or industries in all systems or processes relating to the production, storage, distribution, marketing and sale of goods and/or relating to the rendering of services.

1

(1) By a Special Resolution of the Company passed on 3rd December 1981, the name of the Company was changed from City and Foreign Investment Company Limited to City and Foreign Investment plc.

(2) By a Special Resolution of the Company passed on 9th February 1987, the name of the Company was changed from City and Foreign Investment plc to City and Foreign Holdings plc.

(3) By a Special Resolution of the Company passed on 7th December 1987, the name of the Company was changed from City and Foreign Holdings plc to Alexander Proudfoot PLC.

(4) By a Special Resolution of the Company passed on 4th June 1993, the name of the Company was changed from Alexander Proudfoot PLC to Proudfoot PLC.

(5) By a Special Resolution of the Company passed on 1 July 1999, the name of the Company was changed from Proudfoot PLC to Proudfoot Consulting Plc.

(6) By a Special Resolution of the Company passed on 29 December 2000, the name of the Company was changed from Proudfoot Consulting Plc to Management Consulting Group PLC.

(2) To undertake the provision of secretarial, clerical, technical, directorial, managerial and other assistance and of offices and other accommodation for companies and others, and to undertake the direction and management of or any other work in relation to the affairs or businesses of any companies or others and to do all such things as aforesaid either solely or jointly with others and either gratuitously or otherwise.

(3) To acquire and hold either in the name of the Company or in that of any nominee shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities and participations of any kind issued or guaranteed by or in any company or organisation whether incorporated or not and wherever situated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

(4) To carry on all or any of the businesses of language schools, translators, interpreters, providers of instructional training and conference facilities, consultants and advisers in all matters relating thereto, and the provision of services of all kinds in the management, administration, development and conduct of businesses, commerce and industry, whether associated with any of the foregoing or otherwise.

(5) To acquire any such shares, stocks, debentures, debenture stocks, bonds, mortgages, obligations and other securities by original subscription, syndicate participation, tender, purchase, exchange or otherwise and to guarantee the subscription thereof.

(B) To carry on any other trade or business whatsoever which can in the opinion

of the Board of Directors be advantageously carried on by the Company in connection with or as ancillary to any of the above businesses or the general business of the Company.

(C) To purchase, take on lease or by other means acquire any freehold, leasehold or other property for any estate or interest whatever and any rights. privileges or easements over or in respect of any property and any buildings, workrooms, shops, warehouses, factories, mills, works, machinery, engines, motors, rolling stock, plant, live and dead stock or things and any real or personal property or rights whatsoever which may be necessary for or may be conveniently used with or may enhance the value of any other property of the Company.

(D) To purchase or by other means acquire and protect, prolong, extend and renew whether in the United Kingdom or elsewhere any copyrights, patents, patent rights, trade marks, designs, rights of production, rights of publication or other rights, brevets d'invention and licences which may appear likely to be advantageous or useful to the Company and to use and turn to account and to manufacture under or grant licences or privileges in respect of the same and to expend money in experimenting upon and testing and in improving or seeking to improve any patents, inventions or rights which the Company may acquire or propose to acquire.

(E) To build, construct, maintain, alter, enlarge, pull down and remove or replace any buildings, shops, factories, offices, works, machinery, engines and to clear sites for the same or to join with any person, firm or company in doing any of the things aforesaid and to work, manage and control the same or join with others in so doing.

(F) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which this Company is authorised to carry on and

as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company or to acquire an interest in, amalgamate with or enter into any arrangement for sharing profits or for co-operation or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired any shares, debentures or securities that may be agreed upon and to hold and retain or sell, mortgage and deal with any shares, debentures of securities so received.

(G) To promote any other company or companies for the purpose of its or their acquiring all or any of the property and rights and undertaking any of the liabilities of this Company or of undertaking any business or operations which may appear likely to assist or benefit this Company or to enhance the value of the property or business of this Company and to pay all the expenses of or incidental to such promotion.

(H) To manufacture, sell, treat and deal in all kinds of commodities, substances, materials, articles and things necessary or useful for carrying on any of the businesses of the Company or in or for any of the operations of the Company.

(I) To sell or otherwise dispose of the whole or any part of the undertaking of the Company either together or in portions for such consideration as the Company may think fit and in particular for shares, debentures or securities of any company purchasing the same.

(J) To invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may from time to time be determined.

(K) To lend money to persons or companies on such terms as may seem expedient and in particular to customers and others having dealings with the

Company and to act as surety for and guarantee the performance of contracts by any persons or companies.

(L) To borrow or raise money in such manner as the Company shall think fit and in particular by the issue of debentures or debenture stock perpetual or otherwise and to secure the repayment of any money borrowed or raised by mortgage, charge or lien upon the undertaking and the whole or any part of the Company's property or assets whether present or future including its uncalled capital and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any obligation or liability it may undertake.

(M) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, warrants, debentures and other negotiable or transferable instruments.

(N) To improve, manage, cultivate, develop, exchange, let on lease, or otherwise mortgage, sell, dispose of, turn to account, grant rights and privileges in respect of or otherwise deal with all or any part of the property and rights of the Company.

(O) To subscribe for, take, purchase or otherwise acquire and hold any shares or other interest in or securities of any other company having objects altogether or in part similar to those of this Company or carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

(P) To act as agents or brokers and as trustees for any person, firm or company and to undertake and perform sub-contracts and also to act in any of the businesses of the Company through, or by means of agents, brokers, sub-contractors or others.

(Q) To remunerate any person, firm or company rendering service to the Company whether by cash payment or by the allotment to him or them of shares or securities of the Company credited as paid up in full or in part or otherwise.

(R) To pay out of the funds of the Company all expenses which the Company may lawfully pay of or incident to the formation, registration and advertising of or raising money for the Company and the issue of its capital including brokerage and commission for obtaining application for or taking, placing or underwriting shares, debentures or debenture stock.

(S) To enter into any arrangement with any government or authority supreme, municipal, local or otherwise and to obtain from any such government or authority any rights, concessions or privileges that may seem conducive to the attainment of the Company's objects or any of them.

(T) To establish and support or aid in the establishment and support of clubs, associations, funds, trusts and conveniences, calculated to benefit existing or former employees, Officers or Directors of the Company or the dependants or connections of such persons and to grant pensions and allowances and to make payments towards insurance and generally to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object.

(U) To distribute among the Members of the Company in kind any of the property of the Company and in particular any shares, debentures or securities of other companies belonging to this Company or of which this Company may have the power of disposing.

(V) To carry out all or any of the foregoing objects as Principals or Agents or in partnership, co-operation or conjunction with any other person, firm, association or company and in any part of the world, and to procure the Company to be registered or recognised in any country or place.

(W) To do all such other things as may be incidental or conducive to the

attainment of the above objects or any of them.

It is hereby expressly declared that each of the preceding sub-clauses shall be construed independently of and shall be in no way limited by reference to any other sub-clause and that the objects set out in each sub-clause are independent of the Company.

5. The liability of the Members is limited.

6. The Share Capital of the Company is £100 divided into 100 Shares of £1 each.[2]

2

(1) By an Ordinary Resolution passed 17th February, 1972, the 100 Shares of £1 each in the capital of the Company were sub-divided into and reclassified as 400 Ordinary Shares of 25p each and the capital of the Company was increased to £1,250,00 by the creation of a further 4,999,600 Ordinary Shares of 25p each.

(2) By a Special Resolution passed 9th February, 1987, the Capital of the Company was increased to £2,700,000 by the creation of a further 5,800,000 Ordinary Shares of 25p each.

(3) By an Ordinary Resolution passed 17th July. 1987, the Capital of the Company was increased to £3,500,000 by the creation of a further 3,200,000 Ordinary Shares of 25p each.

(4) By an Ordinary Resolution passed 27th November, 1987, the Capital of the Company was increased to £22,744,000 by the creation of a further 76,976,000 Ordinary Shares of 25p each.

(5) By an Ordinary Resolution passed 23rd May, 1994, the Capital of the Company was increased to £26,500,000 by the creation of a further 15,024,000 Ordinary Shares of 25p each.

(6) By an Ordinary Resolution passed on 18 April 2000, the capital of the Company was increased to £26,500,000 by the creation of a further 94,000,000 Ordinary Shares of 25p each.

(7) By an Ordinary Resolution passed on 29 May 2002, the capital of the Company was increased to £75,000,000 by the creation of a further 100,000,000 Ordinary Shares of 25p each.

(8) By an Ordinary Resolution passed on 30 August 2006, the Capital of the Company was increased to £125,000,000 by the creation of a further 200,000,000 Ordinary Shares of 25p each.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
John A White 117 Old Broad Street London EC2 Solicitors Articled Clerk	One
Susan A Williams 117 Old Broad Street London EC2 Secretary	One

Dated this 6th day of January, 1971

Witness to the above Signatures:-

John R Sims Lazenby
117 Old Broad Street
London EC2
Solicitors Clerk

LONDOCS\1213443.04

Registered No. 1000608

The Companies Act 1985

Company Limited by Shares

Management Consulting Group Plc ("the company")

At the Extraordinary General Meeting of the company, duly convened and held on Wednesday, 30 August 2006, the following Ordinary and Special Resolutions were passed.

Ordinary Resolution

To consider and, if thought fit, pass the following resolutions:

1. THAT the acquisition by the Company of the entire issued share capital of Ineum on the terms and subject to the conditions contained in the acquisition agreement described in the circular to the shareholders of the Company to which the Notice convening this meeting is attached (the "**Circular**") be and is hereby approved and that the directors of the Company be and they are hereby authorized to do all such things and enter into such documents as may be necessary to give effect thereto including the making of such non-material variations to the terms and conditions of such agreement and related other documents as the Directors shall, in their discretion, think necessary or desirable.

2. THAT conditional to the passing of the resolution numbered 1, the authorised share capital of the Company be and is hereby increased from £75,000,000 to £125,000,000 by the creation of 200,000,000 ordinary shares of 25 pence each forming a single class with the existing ordinary shares of 25 pence each in the capital of the Company.

3. THAT, subject to and conditional upon the acquisition agreement referred to in resolution number 1 becoming unconditional (save for the obligation to satisfy the consideration due thereunder and Admission) and the passing of the resolution numbered 2, the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 ("**Companies Act**") (in substitution for any existing authority to allot relevant securities, which are hereby revoked, without prejudice to any allotment of relevant securities pursuant thereto) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act) up to a maximum nominal amount of £39,635,154, provided that this authority shall expire on the earlier of the .fth anniversary of the passing of this resolution and the date of the Annual General Meeting of the Company to be held in 2011 (unless and to the extent that such authority is revoked or extended prior to such date) but so that the Company may before the expiry of such period make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period and the directors may allot relevant securities pursuant to such an offer or agreement as if the authority conferred hereby had not expired.

5. THAT, subject to and conditional upon the acquisition agreements referred to in resolution 1 becoming unconditional, the amendments to the Proudfoot PLC 1998 Executive Share Option Scheme, in the form produced to the meeting and initialled to the meeting for the purposes of identi.cation, be and are hereby approved and adopted and the directors of the Company be authorised to establish on behalf of the Company a new employee share ownership trust to operate in conjunction with the Company's employee share schemes.

6. THAT, subject to and conditional upon the acquisition agreements referred to in resolution 1 becoming unconditional, the French Sub-Plan to the Proudfoot PLC 1998 Executive Share Option Scheme, in the form produced to the meeting and initialled to the meeting for the purposes of identication, be and is hereby approved and adopted.

Special Resolution

4. THAT, subject to and conditional upon the acquisition agreements referred to in resolution number 1 becoming unconditional (save for the obligation to satisfy the consideration due thereunder and Admission) and the passing of the resolutions numbered 2 and 3, the directors be and they are hereby empowered pursuant to section 95 of the Companies Act to allot equity securities (as de.ned in section 94(2) of the Companies Act) of the Company for cash pursuant to the general authority conferred on the directors pursuant to the resolution numbered 2 in this Notice of meeting as if section 89(l) of the Companies Act did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with or pursuant to an offer by way of rights, open offer or other pre-emptive offer to the holders of ordinary shares in the capital of the Company and other persons entitled to participate therein in proportion to their respective holdings, subject to such exclusions or other arrangements as the directors may consider necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any territory or the regulations or requirements of any regulatory authority or any stock exchange in any territory; and

(ii) the allotment (otherwise pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £3,387,157;

and such power shall expire on the earlier of the .fth anniversary of the passing of this resolution and the date of the Annual General Meeting of the Company to be held in 2011 (unless and to the extent that such allotment is revoked or extended prior to such date).

By order of the Board

Dr R Stomberg
Dated: 30 August 2006

Companies House
for the record

RECEIVED
2007 SEP 19 A 7:32
OFFICE OF ... CORPORATE ...

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	1000608
Company name in full	MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	08	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	250000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	29.8536275p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE 366 13/09/2006

A53 COMPANIES HOUSE 542 25/08/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR KEVIN ALLEN HUW PARRY	Class of shares allotted	Number allotted
Address 85 CAMBRIDGE STREET, LONDON	ORDINARY	250,000
UK Postcode S W 1 V 4 P Y		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed KAHParry Date 6/9/02.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kevin McLEAN

Tel 020 7716 5141

DX number DX exchange

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

COMPANIES FORM No. 395

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

FEE PAID £13

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use

Company number

01000608

Name of company

* MANAGEMENT CONSULTING GROUP PLC (the "**Chargor**")

Date of creation of the charge

31 August 2006

Description of the instrument (if any) creating or evidencing the charge (note 2)

CHARGE OVER SHARES (the "**Deed**")

Amount secured by the mortgage or charge

All present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or alone or in any other capacity whatsoever) of the Chargor to the Security Agent and/or the other Secured Parties (or any of them) under or pursuant to any Finance Document (including all monies covenanted to be paid under the Deed), provided that no obligation or liability shall be included in the definition of "Secured Obligations" to the extent that, if it were so included, the Deed (or any part of it) would constitute unlawful financial assistance within the meaning of sections 151 and 152 of the Companies Act 1985 ("**Secured Obligations**").

Names and addresses of the mortgagees or persons entitled to the charge

BARCLAYS BANK PLC (as Security Agent for the Secured Parties)(in such capacity, the "**Security Agent**")/ of One Churchill Place, Canary Wharf, London.

Postcode E14 5HP

Presentor's name address and reference (if any):

DLA Piper UK LLP
3 Noble Street
London
EC2V 7EE
Contact: Denise Phillips

86677.120690.11023684

Time critical reference

For official Use (06/2005)
Mortgage Section | Post room

A12 COMPANIES HOUSE 512 15/09/2006

Short particulars of all the property mortgaged or charged

1. GRANT OF SECURITY

1.1 Nature of security

All Security Interests and dispositions created or made by or pursuant to the Deed are created or made:

(a) in favour of the Security Agent;

(b) with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994; and

(c) as continuing security for payment of the Secured Obligations.

continued on Addendum 4/4

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

N/A

Signed DLA PIPER Date 12/9/06

A fee is payable to Companies House in respect of each register entry for a mortgage or charge. (See Note 5)

On behalf of XXXXXXX [mortgagee/chargee] †

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395). If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398). A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar. The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body. A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No. 398 is submitted.

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given.

3 In this section there should be inserted the amount or rate per cent. of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his;
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return. The rate of interest payable under the terms of the debentures should not be entered.

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet.

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge. Cheques and Postal Orders must be made payable to **Companies House.**

6 The address of the Registrar of Companies is: Companies House, Crown Way, Cardiff CF14 3UZ

Company number

01000608

Name of company

*Insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

The Chargor shall, at its own expense, promptly take whatever action the Security Agent or a Receiver may require for:

(a) creating, perfecting or protecting the Security Interests intended to be created by the Deed; and

(b) facilitating the realisation of any Security Asset or the exercise of any right, power or discretion exercisable by the Security Agent or any Receiver or Delegate in respect of any Security Asset,

including the execution of any transfer, conveyance, assignment or assurance of any property whether to the Security Agent or to its nominees, the giving of any notice, order or direction and the making of any registration which, in any such case, as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security Interest conferred or intended to be conferred on the Security Agent or the Finance Parties by or pursuant to the Finance Documents.

6 POWER OF ATTORNEY

Other than in relation to any action or request pursuant to clause 17 (Further Assurances) of the Deed, upon the occurrence of an Event of Default with is continuing, the Chargor, by way of security, irrevocably and severally appointed the Security Agent each Receiver and any Delegates to be its attorney to take any action which the Chargor is obliged to take under the Deed. The Chargor ratified and confirmed whatever any attorney does or purports to do pursuant to its appointment under this clause.

Company number

01000608

Name of company

*insert full name of Company

MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

Addendum 4/4

4. Short particulars of all the property mortgaged or charged (continued)

1.2 Charged Investments

The Chargor charged and agreed to charge all of its present and future right, title and interest in and to the following assets which are at any time owned by the Chargor, or in which it from time to time has an interest:

(a) by way of first fixed charge the Charged Securities referred to in the schedule hereto (The Initial Charged Securities); and

(b) by way of first fixed charge all other Charged Securities (not charged by clause 3.2(a) of the Deed), in each case, together with:

(c) all Related Rights from time to time accruing to those Charged Securities; and

(d) all rights which the Chargor may have at any time against any clearance or settlement system or any custodian in respect of any Charged Investments.

2. CONTINUING SECURITY

2.1 Continuing security

Subject to clause 27 (Release) of the Deed, the Security is continuing and will extend to the ultimate balance of the Secured Obligations regardless of any intermediate payment or discharge in whole or in part. The Deed shall remain in full force and effect as a continuing security for the duration of the Security Period.

2.2 Additional and separate security

The Deed is in addition to, without prejudice to, and shall not merge with, any other right, remedy, guarantee or Security Interest which the Security Agent and/or any other Secured Party may at any time hold for any Secured Obligation.

2.3 Right to enforce

The Deed may be enforced against the Chargor without the Security Agent and/or any other Secured Party first having recourse to any other right, remedy, guarantee or Security Interest held by or available to it or any of them.

3. LIABILITY OF THE CHARGOR RELATING TO SECURITY ASSETS

Notwithstanding anything contained in the Deed or implied to the contrary, the Chargor remains liable to observe and perform all conditions and obligations assumed by it in relation to the Security Assets. The Security Agent is under no obligation to perform or fulfil any such condition or obligation or to make any payment in respect of such condition or obligation.

4. UNDERTAKINGS BY THE CHARGOR

4.1 Restrictions on dealing

Except as permitted by the Facilities Agreement, the Chargor shall not do or agree to do any of the following without the prior written consent of the Security Agent:

(a) create or permit to subsist any Security Interest on any Security Asset; or

(b) sell, transfer or otherwise dispose of (whether by a single transaction or a number of transactions and whether related or not) the whole or any part of its interest in any Security Asset.

5. FURTHER ASSURANCES

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

(b) all rights, monies or property accruing or offered at any time in relation to such Charged Security whether by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise;

"Secured Parties" has the meaning given to that term in the Security Trust Deed;

"Security" means the Security Interests created by or pursuant to the Deed;

"Security Assets" means all property and assets from time to time mortgaged, charged or assigned (or expressed to be mortgaged, charged or assigned) in favour of the Security Agent by or pursuant to the Deed;

"Security Interest" means any mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect;

"Security Period" means the period beginning 31 August 2006 and ending on the date on which:

(a) all the Secured Obligations have been unconditionally and irrevocably paid and discharged in full; and

(b) no Secured Party has any further commitment, obligation or liability under or pursuant to the Finance Documents.

"Security Trust Deed" means the security trust deed dated on or before the Closing Date (as defined in the Facilities Agreement) between the Security Agent, the Parent and the other Obligors (as defined in the Facilities Agreement) and the Secured Parties.

SCHEDULE

The Initial Charged Securities

Name of company in which shares are held	Name of any nominee holder	Class of shares held	Number of shares held	Issued share capital
Alexander Proudfoot Overseas Holdings Limited		Ordinary £1	2	£2

Addendum 3/4

3. Names, addresses and description of the mortgages or persons entitled to the charge (continued)

Company number

* 01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

Addendum 1/4

1. Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

Addendum 2/4

2. Amount due or owing on the mortgage or charge (continued)

NOTE.

In this form:

"Charged Investments" means the Charged Securities and all present and future Related Rights accruing to all or any of the Charged Securities;

"Charged Securities" means:

(a) the securities specified in the schedule hereto (The Initial Charged Securities);

(b) any other stocks, shares, debentures, bonds or other securities of Alexander Proudfoot Overseas Holdings Limited as at 31 August 2006 or in future owned (legally or beneficially) by the Chargor or in which the Chargor has an interest at any time; and

(c) any Related Rights of the securities specified in the schedule which are constituted by any stocks, shares, debentures, bonds, warrants, coupons, negotiable instruments, certificates of deposit or other securities or "investments" (as defined in part II of schedule II to the Financial Services and Markets Act 2000 as in force at 31 August 2006) as at 31 August 2006 or in future owned (legally or beneficially) by the Chargor or in which the Chargor has an interest at any time;

"Delegate" means any delegate, sub-delegate, agent, attorney or co-trustee appointed, pursuant to clause 16 of the Deed (Delegation) or the Security Trust Deed (as defined in the Facilities Agreement) , by the Security Agent or by a Receiver;

"Event of Default" means any event or circumstance specified as such in clause 28 (Events of Default) of the Deed;

"Facilities Agreement" means the multicurrency term and revolving facilities agreement dated originally dated 26 July 2006 made between (1) Management Consulting Group PLC as the Parent, (2) Management Consulting Group France SAS as the Company, (3) the companies listed in part 1 of schedule 1 therein as Original Borrowers, (4) the companies listed in part 1 of schedule 1 therein as the Original Guarantors, (5) Barclays Bank PLC as Arranger, (6) the banks and financial institutions listed in part 2 of schedule 1 to it as Lenders, (7) Barclays Bank PLC as Agent, (8) Barclays Bank PLC as the Security Agent and (9) Barclays Bank PLC as the Original Issuing Bank (as amended from time to time);

"Finance Document" means the Facilities Agreement, any Accession Letter, any Ancillary Document, the Company Intra-Group Loan Agreement, any Compliance Certificate, any Fee Letter, any Hedging Agreement, the Security Trust Deed, any Resignation Letter, any Selection Notice, any Transaction Security Document, any Utilisation Request (each as defined in the Facilities Agreement) and any other document designated as a "Finance Document" by the Agent and the Parent (each as defined in the Facilities Agreement);

"Finance Party" means the Agent, the Arranger, the Security Agent, a Lender, the Issuing Bank, a Hedge Counterparty or any Ancillary Lender (each as defined in the Facilities Agreement);

"Receiver" means any receiver, receiver and manager or administrative receiver appointed by the Security Agent under the Deed;

"Related Rights" means, in relation to any Charged Security:

(a) all dividends, distributions and other income paid or payable on the relevant Charged Security or on any asset referred to in paragraph (b) of this definition; and

FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 01000608

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A CHARGE OVER SHARES DATED THE 31st AUGUST 2006 AND CREATED BY MANAGEMENT CONSULTING GROUP PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO THE SECURITY AGENT AND / OR THE OTHER SECURED PARTIES (OR ANY OF THEM) ON ANY ACCOUNT WHATSOEVER UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 15th SEPTEMBER 2006.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 19th SEPTEMBER 2006 .

PDMW

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— for the record —

HC026B

Companies House
for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	1000608
Company name in full	MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	180254		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

A.. 68
COMPANIES HOUSE 10/10/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF	ORDINARY	180,254
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [/]

Signed [signature] Date 25/9/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K. Mclean

Tel 020 7710 5141

DX number DX exchange

Companies House

for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	1000608
Company name in full	MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	30900		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

A1 COMPANIES HOUSE 01 10/10/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 30,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [/]

Signed [signature] Date 22/9/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K. Mclean

Tel 020-7710 5141

DX number DX exchange

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01000608

Company Name in full Management Consulting Group PLC

	Day	Month	Year
Date of termination of appointment	13	10	2006

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title ____ *Honours etc ____

Please insert details as previously notified to Companies House.

Forename(s) Mark Andrew

Surname Currie

	Day	Month	Year
†Date of Birth	15	01	1963

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 06/11/2006

(**serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

[redacted] COMPANIES HOUSE 08/11/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 1000608

Company name in full MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	10	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	36051		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE 125 16/11/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	ROBERT FOSTER-MIDDLETON	Class of shares allotted	Number allotted
Address	PO BOX AP59206 NASSAU, BAHAMAS	ORDINARY	36,051
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10 October 2006.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K McLean

Tel 020 7710 5141

DX number DX exchange

RECEIVED

2007 SEP 18 A 7:73

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 1000608

Company Name in full MANAGEMENT CONSULTING GROUP PLC

	Day	Month	Year
Date of appointment	01	09	2006
†Date of Birth	12	06	1946

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: *Honours etc:

Forename(s): JACQUES ANTOINE

Surname: MANARDO

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 5, rue de L'Alboni

Post town: PARIS Postcode: 75016

County / Region: Country: FRANCE

†Nationality: FRENCH †Business occupation: Company President

†Other directorships (additional space overleaf): see overleaf

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** Sept 1. 2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 1 September 2006

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you ...

Karin McLean, Management Consulting Group PLC

Fleet Place House, 2 Fleet Place, London EC4M 7RF

Tel 020 7710 5000

DX number DX exchange

WEDNESDAY

A18 14/03/2007 270
COMPANIES HOUSE

THURS...

AZVDAMIV
A48 25/01/2007 742
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number 1000608

† Directors only.

†Other directorships

Fortis Group

GEM Group SAS

Ineum Conseil et Associes SA

TO DO TODAY SAS

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

RECEIVED
2007 SEP 19 A 7:33

88(2)
Return of Allotment of Shares

Company Number: 1000608

Company name in full: MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	51501		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	25P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

SATURDAY
07/0..2007 409
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED A/C HGCF	Class of shares allotted	Number allotted
Address CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON	ORDINARY	51,501
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/03/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K. Dolean

Tel 020 7710 1141

DX number DX exchange

Appendix II

RECEIVED

Documents filed with UKLA and made public thereby

	Name & Description of Document	Document Date
1.	Regulatory announcement regarding the acquisition of CBH	6 September 2007
2.	Regulatory announcement regarding the notification of major interests in shares by Legal & General Group plc	15 August 2007
3.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	15 August 2007
4.	Regulatory announcement regarding the financial results for the six months ended 30 June 2007	13 August 2007
5.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	2 July 2007
6.	Regulatory announcement regarding the notification of major interests in shares by Legal & General Group plc	27 June 2007
7.	Regulatory announcement regarding the resignation from the board of Jacques Manardo	30 May 2007
8.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	18 May 2007
9.	Regulatory announcement regarding the change in the company's issued share capital	30 April 2007
10.	Regulatory announcement regarding the award of share options to Craig Smith	27 April 2007
11.	Regulatory announcement regarding result of AGM	27 April 2007
12.	Regulatory announcement regarding trading update	26 April 2007
13.	Regulatory announcement regarding the notification of major interests in shares by Schroders plc	25 April 2007
14.	Regulatory announcement regarding the change in the company's issued share capital	30 March 2007
15.	Regulatory announcement regarding the receipt of shares under the Long Term Incentive Plan by Kevin Parry	27 March 2007
16.	Regulatory announcement regarding the grant of options to Kevin Parry pursuant to the Executive Share Option Scheme	13 March 2007
17.	Regulatory announcement regarding availability of video interview with Kevin Parry	12 March 2007

18.	Regulatory announcement regarding the announcement of financial results for the year ended 31 December 2006	12 March 2007
19.	Regulatory announcement regarding the appointment of Craig Smith as Group Finance Director	7 March 2007
20.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	16 February 2007
21.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	7 February 2007
22.	Regulatory announcement regarding the notification of major interests in shares by Schroders plc	31 January 2007
23.	Regulatory announcement regarding the notification of major interests in shares by Legal & General Group plc	30 January 2007
24.	Regulatory announcement regarding the notification of major interests in shares by Legal & General Group plc	25 January 2007
25.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	22 January 2007
26.	Regulatory announcement regarding trading update	18 January 2007
27.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	10 January 2007
28.	Regulatory announcement regarding the notification of major interests in shares by Schroder Investment Management Limited	10 January 2007
29.	Regulatory announcement regarding trading update	9 January 2007
30.	Regulatory announcement regarding the notification of major interests in shares by UBS AG	8 January 2007
31.	Regulatory announcement regarding the notification of major interests in shares by Britel Fund Trustees Limited	4 January 2007
32.	Regulatory announcement regarding the total number of voting rights in the Company	20 December 2006
33.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	18 December 2006
34.	Regulatory announcement regarding the purchase of shares by Alan Barber	7 December 2006
35.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	1 December 2006
36.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	13 November 2006
37.	Regulatory announcement regarding the notification of major interests in	27 October 2006

	shares by Barclays plc	
38.	Regulatory announcement regarding the acquisition by the Company of an equity stake in the Salzer Group Asia Pacific	25 October 2006
39.	Regulatory announcement regarding the resignation of Mark Currie (Finance Director)	13 October 2006
40.	Regulatory announcement regarding the notification of major interests in shares by Morgan Stanley Securities Limited	5 October 2006
41.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	12 September 2006
42.	Regulatory announcement regarding the notification of major interests in shares by Morgan Stanley Securities Limited	7 September 2006
43.	Regulatory announcement regarding the notification of major interests in shares by Schroder Investment Management Limited	6 September 2006
44.	Regulatory announcement regarding the notification of major interests in shares by Legal & General Investment Management Limited	6 September 2006
45.	Regulatory announcement regarding the notification of major interests in shares by Britel Fund Trustees Limited	5 September 2006
46.	Regulatory announcement regarding the notification of major interests in shares by Royal Mail Pensions Trustees Limited	5 September 2006
47.	Regulatory announcement regarding the completion of acquisition of Ineum	1 September 2006
48.	Regulatory announcement regarding result of EGM	30 August 2006
49.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	24 August 2006
50.	Regulatory announcement regarding the acquisition by Kevin Parry of 250,000 shares in the Company	22 August 2006
51.	Regulatory announcement regarding a block listing application in respect of 1,000,000 ordinary shares in the Company	21 August 2006
52.	Regulatory announcement regarding the posting of a circular to shareholders relating to the proposed acquisition of Ineum	7 August 2006
53.	Regulatory announcement regarding the financial results for the six months ended 30 June 2006	7 August 2006
54.	Regulatory announcement regarding a conditional agreement relating to the acquisition of the entire issued share capital of Ineum	25 July 2006
55.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	19 June 2006
56.	Regulatory announcement regarding the activation of a second Price	19 May 2006

	Monitoring Extension	
57.	Regulatory announcement regarding the activation of a Price Monitoring Extension	19 May 2006
58.	Regulatory announcement regarding result of AGM	12 May 2006
59.	Regulatory announcement regarding trading update	12 May 2006
60.	Regulatory announcement regarding the notification of major interests in shares by Morgan Stanley Securities Limited	10 May 2006
61.	Regulatory announcement regarding the notification of major interests in shares by Morgan Stanley Securities Limited	4 May 2006
62.	Regulatory announcement regarding the notification of major interests in shares by Britel Fund Trustees Limited	24 April 2006
63.	Regulatory announcement regarding the notification of major interests in shares by Coal Pension Trustees	20 April 2006
64.	Regulatory announcement regarding the notification of major interests in shares by Schroder Investment Management Limited	19 April 2006
65.	Regulatory announcement regarding the substantial acquisition of shares by Schroders plc	10 April 2006
66.	Regulatory announcement regarding the notification of major interests in shares by the Trustees of BT Pension Scheme, Hermes Pension Management Limited and Hermes Investment Management Limited	6 April 2006
67.	Regulatory announcement regarding the notification of major interests in shares by the Trustees of BT Pension Scheme, Hermes Pension Management Limited and Hermes Investment Management Limited	28 March 2006
68.	Regulatory announcement regarding the notification of major interests in shares by UBS AG	28 March 2006
69.	Regulatory announcement regarding the notification of major interests in shares by the Trustees of BT Pension Scheme, Hermes Pensions Management Limited and Hermes Investment Management Limited	28 March 2006
70.	Regulatory announcement regarding the notification of major interests in shares by Schroder Investment Management Limited	27 March 2006
71.	Regulatory announcement regarding the Company's Annual Reports and Accounts for the year ended 31 December 2005	27 March 2006
72.	Regulatory announcement regarding the substantial acquisition of shares by Schroders plc	20 March 2006
73.	Regulatory announcement regarding the purchase of shares in the Company by Baroness Cohen of Pimlico	13 March 2006
74.	Regulatory announcement regarding the purchase of shares in the Company	07 March 2006

	by Alan Barber, Mark Currie and Stephen Ferriss	
75.	Regulatory announcement regarding application for additional block listing	07 March 2006
76.	Regulatory announcement regarding financial results for the year ended 31 December 2005	06 March 2006
77.	Regulatory announcement regarding the appointment to the board of Stephen Ferriss and Andrew Simon	03 March 2006
78.	Regulatory announcement regarding the notification of major interests in shares by Barclays plc	21 February 2006
79.	Regulatory announcement regarding the notification of major interests in shares by Schroder Investment Management Limited	13 February 2006
80.	Regulatory announcement regarding the substantial acquisition of shares by Schroders plc	3 February 2006
81.	Regulatory announcement regarding the notification of major interests in shares by UBS AG	17 January 2006
82.	Regulatory announcement regarding pre-close trading update	12 January 2006

Documents filed with Registrar of Companies

	Name & Description of Document	**Document Date**
83.	Form 288a in respect of the appointment of Stephen Ferriss as a director	3 March 2006
84.	Form 88(2) in respect of the allotment of 20,601 ordinary shares	7 March 2006
85.	Form 88(2) in respect of the allotment of 25,750 ordinary shares	6 March 2006
86.	Form 88(2) in respect of the allotment of 15,450 ordinary shares	13 March 2006
87.	Form 88(2) in respect of the allotment of 10,300 ordinary shares	14 March 2006
88.	Form 88(2) in respect of the allotment of 15,450 ordinary shares	14 March 2006
89.	Form 288a in respect of the appointment of Andrew Simon as a director	3 March 2006
90.	Form 88(2) in respect of the allotment of 20,601 ordinary shares	21 March 2006
91.	Form 88(2) in respect of the allotment of 128,753 ordinary shares	21 March 2006
92.	Form 88(2) in respect of the allotment of 25,750 ordinary shares	5 April 2006
93.	Form 88(2) in respect of the allotment of 15,450 ordinary shares	2 May 2006
94.	Form 88(2) in respect of the allotment of 36,051 ordinary shares	5 May 2006

95.	Form 88(2) in respect of the allotment of 108,152 ordinary shares	5 May 2006
96.	Group accounts for year ended 31 December 2005	31 December 2005
97.	Resolutions passed on 12 May 2006, disapplying pre-emption rights, extending directors' authority to allot shares and make market purchases	12 May 2006
98.	Form 363s Annual Return for 2006	4 June 2006
99.	Resolutions passed on 30 August 2006 approving the acquisition by the Company of the entire issued share capital of Ineum, increasing the authorised share capital of the Company from £75,000,000 to £125,000,000, extending directors' authority to allot shares, disapplying pre-emption rights, amending the Proudfoot plc 1998 Executive Share Capital Option Scheme, and approving and adopting the French Sub-Plan to the Proudfoot plc 1998 Executive Share Option Scheme	30 August 2006
100.	Form 123 in respect of the increase in the nominal capital of the company by £50,000,000 beyond the registered capital of £75,000,000	30 August 2006
101.	Memorandum of Association	9 September 2006
102.	Resolutions passed on 30 August 2006 approving the acquisition by the Company of the entire issued capital of Ineum, increasing the authorised share capital of the Company to £125,000,000, extending directors' authority to allot shares, amending the Proudfoot plc 1998 Executive Share Option Scheme, approving and adopting the French Sub-Plan to the Proudfoot plc 1998 Executive Share Option Scheme, and disapplying pre-emption rights	30 August 2006
103.	Form 88(2) in respect of the allotment of 250,000 ordinary shares	21 August 2006
104.	Form 395 in respect of a charge over shares in favour of Barclays Bank plc	31 August 2006
105.	Form 88(2) in respect of the allotment of 180,254 ordinary shares	21 September 2006
106.	Form 88(2) in respect of the allotment of 30,900 ordinary shares	19 September 2006
107.	Form 288b in respect of the resignation of Mark Currie as a director	13 October 2006
108.	Form 88(2) in respect of the allotment of 36,051 ordinary shares	2 October 2006
109.	Form 288a in respect of the appointment of Jacques Manardo as a director	1 September 2006
110.	Form 88(2) in respect of the allotment of 51,501 ordinary shares	26 March 2007
111.	Annual report and accounts for the year ended 31 December 2006	31 December 2006
112.	Form 88(2) in respect of the allotment of 109,166 ordinary shares	12 April 2007
113.	Resolutions passed on 26 April 2007 amending the Company's Articles of Association with regard to directors' entitlement to be indemnified out of the assets of the Company, and authorising the Company to make market purchases	26 April 2007

114.	Form 288b in respect of the resignation of Frederick Hitchcock as a director	27 April 2007
115.	Form 288a in respect of the appointment of Charles Ansley as a director	27 April 2007
116.	Form 288a in respect of the appointment of Craig Smith as a director	26 April 2007
117.	Form 288b in respect of the resignation of Jacques Manardo as a director	29 May 2007
118.	Form 363s Annual Return for 2007	6 June 2007
119.	Form 395 in respect of a charge over shares in favour of Barclays Bank plc	11 June 2007
120.	Form 395 in respect of a charge over shares in favour of Barclays Bank plc	11 June 2007
121.	Form 395 in respect of a charge over shares in favour of Barclays Bank plc	11 June 2007

Documents distributed to shareholders or otherwise made public

	Name & Description of Document	**Document Date**
122.	Interim report for the six months ended 30 June 2006	30 June 2006
123.	Prospectus in respect of proposed acquisition of Ineum	7 August 2006
124.	Interim report for the six months ended 30 June 2007	30 June 2007

Companies House
for the record

RECEIVED
2007 SEP 18 A 7:13
[illegible] CORPORATE [illegible]

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	1000608
Company name in full	MANAGEMENT CONSULTING GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	109166		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PROUDFOOT TRUSTEES LIMITED	Class of shares allotted	Number allotted
Address FLEET PLACE HOUSE,2 FLEET PLACE,HOLBORN VIADUCT, LONDON	ORDINARY	109,166
UK Postcode E C 4 M 7 R F		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Karin [signature] Date 12 April 2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Karin McLean
Tel 020-7710 1141
DX number DX exchange

Company No 1000608

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

of

MANAGEMENT CONSULTING GROUP PLC (the "Company")

Passed on 26 April 2007

At the Annual General Meeting of the Company duly convened and held at 10 00 am on 26 April 2007 the following resolutions were duly passed as special resolutions of the Company

(1) THAT the Company's Articles of Association be amended by deleting Article 164 and replacing it with the following

"Subject to and to the fullest extent permitted by the Statutes, but without prejudice to any indemnity to which he may be otherwise entitled

(a) every Director and alternate Director shall be entitled to be indemnified out of the assets of the Company against all costs and liabilities incurred by him in relation to any proceedings (whether civil or criminal) which relate to anything done or omitted or alleged to have been done or omitted by him as a Director or alternate Director save that no Director or alternate Director shall be entitled to be indemnified

(i) for any liability incurred by him to the Company or any associated company of the Company (as defined by the Statues for these purposes),

(ii) for any fine imposed in criminal proceedings which have become final,

(iii) for any sum payable to a regulatory authority by way of a penalty in respect of non compliance with any requirement of a regulatory nature howsoever arising,

(iv) for any costs for which he has become liable in defending any criminal proceedings in which he is convicted and such conviction has become final,

(v) for any costs for which he has become liable in defending any civil proceedings bought by the Company or an associated company in which a final judgment has been given against him, and

(vi) for any costs for which he has become liable in connection with any application under sections 144(3) or (4) or 727 of the Statues in which the court refuses to grant him relief and such refusal has become final

(b) every Director and alternate Director shall be entitled to have funds provided to him by the Company to meet expenditure incurred or to be incurred in any proceedings (whether civil or criminal) brought by any party which relate to anything done or omitted or alleged to have been done or omitted by him as a Director or alternate Director, provided that he will be obliged to repay such amounts no later than

(i) in the event he is convicted in proceedings, the date when the conviction becomes final,

(ii) in the event of judgment being given against him in proceedings, the date when the judgment becomes final, or

(iii) in the event of the court refusing to grant him relief on any application under sections 144(3) or (4) or 727 of the Statues, the date when the refusal becomes final "

(2) THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each in the capital of the Company ('ordinary shares') on such terms and in such manner as the Directors may from time to time determine, and where such shares are held as treasury shares, the company may use them for the purposes set out in section 162D of the Companies Act 1985, including for the purpose of its employee share schemes provided that

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 27,094,014,

(ii) the minimum price which may be paid for an ordinary share shall be an amount equal to the nominal value of an ordinary share from time to time (exclusive of expenses),

(iii) the maximum price which may be paid for an ordinary share is the higher of the amount equal to 105 per cent of the average of the middle market quotations for an ordinary share derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased, and the amount stipulated by article 5(1) of the Buy-back and Stabilisation Regulation 2003 (in each case exclusive of expenses), and

(iv) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 24 July 2008, whichever is earlier, unless such authority is renewed or revoked prior to such time, save that the Company may enter into contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contracts will or may be executed wholly or partly after the expiry of such authority, and may make purchases of ordinary shares pursuant to any such contracts

Dr R Stomberg

Chairman

RECEIVED

2007 SEP 18 A 7:54

288b

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 1000608

Company Name in full MANAGEMENT CONSULTING GROUP PLC

	Day	Month	Year
Date of termination of appointment	2 7	0 4	2 0 0 7

as director [ ] as secretary [✔]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House

Forename(s): Frederick Steven

Surname: Hitchcock

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 27/04/2007

(** serving director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visibl

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

WEDNESDAY A04 02/05/2007 217 COMPANIES HOUSE

Form revised 10/03

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHWP000

Company Number 1000608

Company Name in full MANAGEMENT CONSULTING GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	27	04	2007	†Date of Birth			

Appointment form

Notes on completion appear on reverse

Appointment as director [ ] as secretary [✔]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME *Style / Title: Mr *Honours etc:

Forename(s): Charles William

Surname: Ansley

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 7 Sinclair Gardens

Post town: London Postcode: W14 0AU

County / Region: Country:

†Nationality: †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~/ secretary of the above named company

Consent signature [signature] Date 27/04/2007

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] Date 27/04/2007

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give ...

Karin Mclean

Tel 020-7710 5141

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number 1000608

† Directors only

†Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

RECEIVED

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	1000608
Company Name in full	MANAGEMENT CONSULTING GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	26	04	2007	†Date of Birth	26	05	1963

Appointment form

Notes on completion appear on reverse

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes*

NAME *Style / Title	Mr	*Honours etc	
Forename(s)	Craig Harold		
Surname	Smith		
Previous Forename(s)		Previous Surname(s)	
†† Usual residential address	The Flint House, 131 Abbots Road		
Post town	Abbots Langley	Postcode	WD5 0BJ
County / Region	Hertfordshire	Country	
†Nationality	British	†Business occupation	Director
†Other directorships (additional space overleaf)	See attached list		

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature [signature] Date 26/04/2007

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] Date 26/04/2007

(**a director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Charles Ansley

Tel 020 7710 5000

DX number DX exchange

FRIDAY

A04 04/05/2007 207
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 1000608

† Directors only

†Other directorships: See attached list

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

Company Number 1000608

Craig Harold Smith

Other directorships

Huntleigh Renray Limited	
Huntleigh Technology Limited	- resigned 28/02/2007
Huntleigh Healthcare Limited	- resigned 28/02/2007
Care Records Limited	- resigned 28/02/2007
Flexographic Inks (Sales) Limited	- resigned 23/04/2004
Usher-Walker (Printing Inks) Limited	- resigned 23/04/2004
Usher-Walker Rollers Limited	- resigned 23/04/2004
Usher-Walker (Liquid Inks) Limited	- resigned 23/04/2004
C Wishart Hall & Company Limited	- resigned 23/04/2004
Jackview Limited	- resigned 28/02/2003
Sparkybrook Limited	- resigned 28/02/2003

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 1000608

Company Name in full MANAGEMENT CONSULTING GROUP PLC

	Day	Month	Year
Date of termination of appointment	2 9	0 5	2 0 0 7

as director ✓ as secretary ☐ *Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes*

NAME *Style / Title ______ *Honours etc ______

Please insert details as previously notified to Companies House

Forename(s) JACQUES ANTOINE

Surname MANARDO

	Day	Month	Year
†Date of Birth	1 2	0 6	1 9 4 6

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 30/5/07

(** ~~serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to s...

Karin McLean, Management Consulting Group PLC, Fleet Place House,
2 Fleet Place, London EC4M 7RF
Tel 020 7710 5000
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

SATURDAY A35 02/06/2007 517 COMPANIES HOUSE

Form revised 10/03

Bulk 100426/30

RECEIVED

2007 SEP 18 A 7:11

Company Name
MANAGEMENT CONSULTING GROUP PLC

363s Annual Return

Companies House — for the record —

Company Type
Public Limited Company

Company Number
1000608
Information extracted from Companies House records on
6th June 2007

> Please check the details printed in the "**Current details**" column
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column
> Please complete in **black** ink and

FRIDAY

A08 29/06/2007 696
COMPANIES HOUSE

Section 1: Company details

Ref 1000608/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Fleet Place House** **2 Fleet Place Holborn Viaduct** **London** **EC4M 7RF**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Address where the Register is held** **Capita Registrars** **Bourne House 34 Beckenham Rd** **Beckenham** **Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column* > *Please enter additional principal activity code(s) in "Amended details" column See notes for guidance for list of activity codes*	**SIC Code** **Description** **7414** **Business & management consultancy**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Company Secretary must be notified on form 288a*	**Name** **Charles William ANSLEY** **Address** **7 Sinclair Gardens** **London** **W14 0AU**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address __________ __________ __________ UK Postcode ____ ___ Date of change __ / __ / ____ Date Charles William ANSLEY ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Alan John BARBER** This is a service address for the beneficiary of a Confidentiality Order **Address** **8 Salisbury Square** **London** **EC4Y 8BB** **Date of birth** **20/11/1947** **Nationality** **British** **Occupation** **Accountant**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address __________ __________ __________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality __________ Occupation __________ Date of change __ / __ / ____ Date Alan John BARBER ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Jean Paul BOLDUC** **Address** **13237 Westmeath Lane Clarksville** **Howard County** **Maryland** **Usa** **Date of birth** **17/07/1939** **Nationality** **American** **Occupation** **Executive**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Jean Paul BOLDUC ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Baroness Cohen Of Pimlico Janet COHEN** **Address** **20 Morpeth Mansions** **Morpeth Terrace** **London** **SW1P 1ER** **Date of birth** **04/07/1940** **Nationality** **British** **Occupation** **Company Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Baroness Cohen Of Pimlico Janet COHEN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Stephen Alan FERRISS** **Address** **33 Wynnstay Gardens** **London** **W8 6UT** **Date of birth** **19/09/1945** **Nationality** **Usa** **Occupation** **Consultant**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ________ ________ ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Stephen Alan FERRISS ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Jacques Antoine MANARDO** **Address** **5 Rue De L'alboni** **Paris** **75016** **France** **Date of birth** **12/06/1946** **Nationality** **French** **Occupation** **Company President**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ________ ________ ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Jacques Antoine MANARDO ceased to be director (if applicable) 29 / 05 / 2007

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** **Kevin Allen Huw PARRY**	Name ______
	Address **85 Cambridge Street** **London** **SW1V 4PY**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______
	Date of birth 29/01/1962	
	Nationality British	UK Postcode ⎵⎵⎵⎵ ⎵⎵⎵
Particulars of a new Director must be notified on form 288a	**Occupation** Director	Date of birth ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵ Nationality ______ Occupation ______ Date of change ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵ Date Kevin Allen Huw PARRY ceased to be director (if applicable) ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** **Andrew Henry SIMON**	Name ______
	Address **Lodge Way House** **Lodge Way** **Northampton** **NN5 7UG**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______
	Date of birth 01/04/1945	
	Nationality British	UK Postcode ⎵⎵⎵⎵ ⎵⎵⎵
Particulars of a new Director must be notified on form 288a	**Occupation** Company Director	Date of birth ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵ Nationality ______ Occupation ______ Date of change ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵ Date Andrew Henry SIMON ceased to be director (if applicable) ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** **Craig Harold SMITH FCCA MA**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985
	Address **The Flint House** **131 Abbots Road** **Abbots Langley** **Hertfordshire** **WD5 0BJ**	Address ______ ______ ______
	Date of birth **26/05/1963**	UK Postcode ____ ___
	Nationality **British**	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a	**Occupation** **Director**	Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Craig Harold SMITH FCCA MA ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** **Dr Rolf Wilhelm Heinrich STOMBERG**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985
	Address **Falkenstein 9** **22587 Hamburg** **Germany**	Address ______ ______ ______
	Date of birth **10/04/1940**	UK Postcode ____ ___
	Nationality **German**	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a	**Occupation** **Director**	Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Dr Rolf Wilhelm Heinrich STOMBERG ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg ordinary, preference etc) that has been issued to the company's shareholders*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 25p	271,100,804	£67775201.00

> *Please fill in the total number of issued shares and their total nominal value*

Number of shares issued: 271,100,804

Aggregate Nominal Value of issued shares: £67775201.00

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 13/06/2006

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (II)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company

> Please copy this page if there is not enough space to enter all the company's current shareholders

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return Also, please give the dates that their shares were transferred

> Please copy this page if there is not enough space to enter all the company's former shareholders

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

> When you have checked all the sections of this form, please complete this page and sign the declaration below

> If you want to change the made up date of this annual return, please complete 2 below

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below) I enclose the filing fee of £30 ✓

Signature [signature] (Director / Secretary)

Date 20/06/2007

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below

2. Date of this return

☐ This AR is made up to *13/6/2007* ✓

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **13th June 2008** please give the new date here

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Contact Name K McLean

Telephone number *inc code* 02077 625246

Address

DX number *if applicable*

DX exchange

Postcode

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

FEE PAID £ 13.00 M

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use	Company number
1151	01000608

Name of company

* MANAGEMENT CONSULTING GROUP PLC (the "**Chargor**")

Date of creation of the charge

11 June 2007

Description of the instrument (if any) creating or evidencing the charge (note 2)

CHARGE OVER SHARES (the "**Deed**")

Amount secured by the mortgage or charge

All present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or alone or in any other capacity whatsoever) of the Chargor to the Security Agent and/or the other Secured Parties (or any of them) under or pursuant to any Finance Document (including all monies covenanted to be paid under the Deed), provided that no obligation or liability shall be included in the definition of "Secured Obligations" to the extent that, if it were so included, the Deed (or any part of it) would constitute unlawful financial assistance within the meaning of sections 151 and 152 of the Companies Act 1985 ("**Secured Obligations**")

2007 SEP 18 A

Names and addresses of the mortgagees or persons entitled to the charge

BARCLAYS BANK PLC (as Security Agent for the Secured Parties)(in such capacity, the "**Security Agent**") of One Churchill Place, Canary Wharf, London

Postcode E14 5HP

Presenter's name address and reference (if any)

DLA Piper UK LLP
3 Noble Street
London
EC2V 7EE
Contact Denise Phillips

63632 120266 14667588

Time critical reference

For official Use (02/06)

Mortgage Section | Post room

PMO 25/06/07 413
COMPANIES HOUSE

Short particulars of all the property mortgaged or charged

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

1. GRANT OF SECURITY

1.1 Nature of security

All Security Interests and dispositions created or made by or pursuant to the Deed are created or made

(a) in favour of the Security Agent,

(b) with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994, and

(c) as continuing security for payment of the Secured Obligations

continued on Addendum 4/4

Particulars as to commission allowance or discount (note 3)

N/A

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

Signed DLA PIPER UK LLP Date 27/6/2007

On behalf of XXXXXXX [mortgagee/chargee] †

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House**

6 The address of the Registrar of Companies is Companies House, Crown Way, Cardiff CF14 3UZ

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

Addendum 1/4

1 Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

Addendum 2/4

2 Amount due or owing on the mortgage or charge (continued)

NOTE.

In this form:

"Charged Investments" means the Charged Securities and all present and future Related Rights accruing to all or any of the Charged Securities,

"Charged Securities" means

(a) the securities specified in the schedule hereto (The Initial Charged Securities).

(b) any other stocks, shares, debentures, bonds or other securities of Parson Consulting Limited as at 11 June 2007 or in future owned (legally or beneficially) by the Chargor or in which the Chargor has an interest at any time, and

(c) any Related Rights of the securities specified in the schedule which are constituted by any stocks, shares, debentures, bonds, warrants, coupons, negotiable instruments, certificates of deposit or other securities or "investments" (as defined in part II of schedule II to the Financial Services and Markets Act 2000 as in force at 11 June 2007) as at 11 June 2007or in future owned (legally or beneficially) by the Chargor or in which the Chargor has an interest at any time,

"Delegate" means any delegate, sub-delegate, agent, attorney or co-trustee appointed, pursuant to clause 16 of the Deed (Delegation) or the Security Trust Deed (as defined in the Facilities Agreement) , by the Security Agent or by a Receiver,

"Event of Default" means any event or circumstance specified as such in clause 28 (Events of Default) of the Deed,

"Facilities Agreement" means the multicurrency term and revolving facilities agreement dated originally dated 26 July 2006 made between (1) Management Consulting Group PLC as the Parent, (2) Management Consulting Group France SAS as the Company, (3) the companies listed in part 1 of schedule 1 therein as Original Borrowers, (4) the companies listed in part 1 of schedule 1 therein as the Original Guarantors, (5) Barclays Bank PLC as Arranger, (6) the banks and financial institutions listed in part 2 of schedule 1 to it as Lenders, (7) Barclays Bank PLC as Agent, (8) Barclays Bank PLC as the Security Agent and (9) Barclays Bank PLC as the Original Issuing Bank (as amended from time to time),

"Finance Document" means the Facilities Agreement, any Accession Letter, any Ancillary Document, the Company Intra-Group Loan Agreement, any Compliance Certificate, any Fee Letter, any Hedging Agreement, the Security Trust Deed, any Resignation Letter, any Selection Notice, any Transaction Security Document, any Utilisation Request (each as defined in the Facilities Agreement) and any other document designated as a "Finance Document" by the Agent and the Parent (each as defined in the Facilities Agreement),

"Finance Party" means the Agent, the Arranger, the Security Agent, a Lender, the Issuing Bank, a Hedge Counterparty or any Ancillary Lender (each as defined in the Facilities Agreement),

"Receiver" means any receiver, receiver and manager or administrative receiver appointed by the Security Agent under the Deed,

"Related Rights" means, in relation to any Charged Security

(a) all dividends, distributions and other income paid or payable on the relevant Charged Security or on any asset referred to in paragraph (b) of this definition, and

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

(b) all rights, monies or property accruing or offered at any time in relation to such Charged Security whether by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise.

"Secured Parties" has the meaning given to that term in the Security Trust Deed,

"Security" means the Security Interests created by or pursuant to the Deed,

"Security Assets" means all property and assets from time to time mortgaged, charged or assigned (or expressed to be mortgaged, charged or assigned) in favour of the Security Agent by or pursuant to the Deed,

"Security Interest" means any mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect,

"Security Period" means the period beginning 11 June 2007 and ending on the date on which

(a) all the Secured Obligations have been unconditionally and irrevocably paid and discharged in full, and

(b) no Secured Party has any further commitment, obligation or liability under or pursuant to the Finance Documents

"Security Trust Deed" means the security trust deed dated on or before the Closing Date (as defined in the Facilities Agreement) between the Security Agent, the Parent and the other Obligors (as defined in the Facilities Agreement) and the Secured Parties

SCHEDULE

The Initial Charged Securities

Name of company in which shares are held	Name of any nominee holder	Class of shares held	Number of shares held	Issued share capital
Parson Consulting Limited		Ordinary £1	6,420	£6,420

Addendum 3/4

3 Names, addresses and descriptions of the mortgages or persons entitled to the charge (continued)

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

Addendum 4/4

4 Short particulars of all the property mortgaged or charged (continued)

The Chargor charged and agreed to charge all of its present and future right, title and interest in and to the following assets which are at any time owned by the Chargor, or in which it from time to time has an interest

(a) by way of first fixed charge the Charged Securities referred to in the schedule hereto (The Initial Charged Securities), and

(b) by way of first fixed charge all other Charged Securities (not charged by clause 3 2(a) of the Deed), in each case, together with

(c) all Related Rights from time to time accruing to those Charged Securities, and

(d) all rights which the Chargor may have at any time against any clearance or settlement system or any custodian in respect of any Charged Investments

2. CONTINUING SECURITY

2.1 **Continuing security**

Subject to clause 27 (Release) of the Deed, the Security is continuing and will extend to the ultimate balance of the Secured Obligations regardless of any intermediate payment or discharge in whole or in part The Deed shall remain in full force and effect as a continuing security for the duration of the Security Period

2.2 **Additional and separate security**

The Deed is in addition to, without prejudice to, and shall not merge with, any other right, remedy, guarantee or Security Interest which the Security Agent and/or any other Secured Party may at any time hold for any Secured Obligation

2.3 **Right to enforce**

The Deed may be enforced against the Chargor without the Security Agent and/or any other Secured Party first having recourse to any other right, remedy, guarantee or Security Interest held by or available to it or any of them

3. LIABILITY OF THE CHARGOR RELATING TO SECURITY ASSETS

Notwithstanding anything contained in the Deed or implied to the contrary, the Chargor remains liable to observe and perform all conditions and obligations assumed by it in relation to the Security Assets The Security Agent is under no obligation to perform or fulfil any such condition or obligation or to make any payment in respect of such condition or obligation

4. UNDERTAKINGS BY THE CHARGOR

4.1 **Restrictions on dealing**

Except as permitted by the Facilities Agreement, the Chargor shall not do or agree to do any of the following without the prior written consent of the Security Agent

(a) create or permit to subsist any Security Interest on any Security Asset, or

(b) sell, transfer or otherwise dispose of (whether by a single transaction or a number of transactions and whether related or not) the whole or any part of its interest in any Security Asset

5. FURTHER ASSURANCES

The Chargor shall, at its own expense, promptly take whatever action the Security Agent or a Receiver may require for

(a) creating, perfecting or protecting the Security Interests intended to be created by the Deed, and

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

(b) facilitating the realisation of any Security Asset or the exercise of any right, power or discretion exercisable by the Security Agent or any Receiver or Delegate in respect of any Security Asset,

including the execution of any transfer, conveyance, assignment or assurance of any property whether to the Security Agent or to its nominees, the giving of any notice, order or direction and the making of any registration which, in any such case, as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security Interest conferred or intended to be conferred on the Security Agent or the Finance Parties by or pursuant to the Finance Documents

6. POWER OF ATTORNEY

Other than in relation to any action or request pursuant to clause 17 (Further Assurances) of the Deed, upon the occurrence of an Event of Default with is continuing, the Chargor, by way of security, irrevocably and severally appointed the Security Agent each Receiver and any Delegates to be its attorney to take any action which the Chargor is obliged to take under the Deed The Chargor ratified and confirmed whatever any attorney does or purports to do pursuant to its appointment under this clause

FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No 01000608

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A CHARGE OVER SHARES DATED THE 11th JUNE 2007 AND CREATED BY MANAGEMENT CONSULTING GROUP PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE CHARGOR TO THE SECURITY AGENT AND/OR THE OTHER SECURED PARTIES (OR ANY OF THEM)UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 29th JUNE 2007.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 5th JULY 2007

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— for the record —

PJ)

HC026B

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of Company

COMPANIES FORM No. 395

Particulars of a mortgage or charge

FEE PAID £13.00 COMPANIES HOUSE

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: L 14 L

Company number: 01000608

Name of company

* MANAGEMENT CONSULTING GROUP PLC (the "**Chargor**")

Date of creation of the charge

11 June 2007

Description of the instrument (if any) creating or evidencing the charge (note 2)

CHARGE OVER SHARES (the "**Deed**")

Amount secured by the mortgage or charge

All present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or alone or in any other capacity whatsoever) of the Chargor to the Security Agent and/or the other Secured Parties (or any of them) under or pursuant to any Finance Document (including all monies covenanted to be paid under the Deed), provided that no obligation or liability shall be included in the definition of "Secured Obligations" to the extent that, if it were so included, the Deed (or any part of it) would constitute unlawful financial assistance within the meaning of sections 151 and 152 of the Companies Act 1985 ("**Secured Obligations**")

Names and addresses of the mortgagees or persons entitled to the charge

BARCLAYS BANK PLC (as Security Agent for the Secured Parties)(in such capacity, the "**Security Agent**") of One Churchill Place, Canary Wharf, London

Postcode E14 5HP

Presenter's name address and reference (if any)

DLA Piper UK LLP
3 Noble Street
London
EC2V 7EE
Contact Denise Phillips

63632 120266 14667833

Time critical reference

For official Use (02/06)
Mortgage Section | Post room

FRIDAY
A47 29/06/2007 193
COMPANIES HOUSE

Short particulars of all the property mortgaged or charged

1. GRANT OF SECURITY **1.1 Nature of security** All Security Interests and dispositions created or made by or pursuant to the Deed are created or made (a) in favour of the Security Agent, (b) with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994, and (c) as continuing security for payment of the Secured Obligations continued on Addendum 4/4

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

N/A

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

Signed DLA PIPER UK LLP Date 27/6/2007

On behalf of XXXXXXX [mortgagee/chargee] †

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House.**

6 The address of the Registrar of Companies is Companies House, Crown Way, Cardiff CF14 3UZ

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

Addendum 1/4

1 Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

Addendum 2/4

2 Amount due or owing on the mortgage or charge (continued)

NOTE.

In this form:

"**Charged Investments**" means the Charged Securities and all present and future Related Rights accruing to all or any of the Charged Securities.

"**Charged Securities**" means

(a) the securities specified in the schedule hereto (The Initial Charged Securities),

(b) any other stocks, shares, debentures, bonds or other securities of MCG Company No 1 Limited as at 11 June 2007 or in future owned (legally or beneficially) by the Chargor or in which the Chargor has an interest at any time, and

(c) any Related Rights of the securities specified in the schedule which are constituted by any stocks, shares, debentures, bonds, warrants, coupons, negotiable instruments, certificates of deposit or other securities or "investments" (as defined in part II of schedule II to the Financial Services and Markets Act 2000 as in force at 11 June 2007) as at 11 June 2007or in future owned (legally or beneficially) by the Chargor or in which the Chargor has an interest at any time,

"**Delegate**" means any delegate, sub-delegate, agent, attorney or co-trustee appointed, pursuant to clause 16 of the Deed (Delegation) or the Security Trust Deed (as defined in the Facilities Agreement) , by the Security Agent or by a Receiver,

"**Event of Default**" means any event or circumstance specified as such in clause 28 (Events of Default) of the Deed.

"**Facilities Agreement**" means the multicurrency term and revolving facilities agreement dated originally dated 26 July 2006 made between (1) Management Consulting Group PLC as the Parent, (2) Management Consulting Group France SAS as the Company, (3) the companies listed in part 1 of schedule 1 therein as Original Borrowers, (4) the companies listed in part 1 of schedule 1 therein as the Original Guarantors, (5) Barclays Bank PLC as Arranger, (6) the banks and financial institutions listed in part 2 of schedule 1 to it as Lenders, (7) Barclays Bank PLC as Agent, (8) Barclays Bank PLC as the Security Agent and (9) Barclays Bank PLC as the Original Issuing Bank (as amended from time to time),

"**Finance Document**" means the Facilities Agreement, any Accession Letter, any Ancillary Document, the Company Intra-Group Loan Agreement, any Compliance Certificate, any Fee Letter, any Hedging Agreement, the Security Trust Deed, any Resignation Letter, any Selection Notice, any Transaction Security Document, any Utilisation Request (each as defined in the Facilities Agreement) and any other document designated as a "Finance Document" by the Agent and the Parent (each as defined in the Facilities Agreement).

"**Finance Party**" means the Agent, the Arranger, the Security Agent, a Lender, the Issuing Bank, a Hedge Counterparty or any Ancillary Lender (each as defined in the Facilities Agreement),

"**Receiver**" means any receiver, receiver and manager or administrative receiver appointed by the Security Agent under the Deed,

"**Related Rights**" means, in relation to any Charged Security

(a) all dividends, distributions and other income paid or payable on the relevant Charged Security or on any asset referred to in paragraph (b) of this definition, and

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

(b) all rights, monies or property accruing or offered at any time in relation to such Charged Security whether by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise,

"Secured Parties" has the meaning given to that term in the Security Trust Deed,

"Security" means the Security Interests created by or pursuant to the Deed,

"Security Assets" means all property and assets from time to time mortgaged, charged or assigned (or expressed to be mortgaged, charged or assigned) in favour of the Security Agent by or pursuant to the Deed,

"Security Interest" means any mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect,

"Security Period" means the period beginning 11 June 2007 and ending on the date on which

(a) all the Secured Obligations have been unconditionally and irrevocably paid and discharged in full, and

(b) no Secured Party has any further commitment, obligation or liability under or pursuant to the Finance Documents

"Security Trust Deed" means the security trust deed dated on or before the Closing Date (as defined in the Facilities Agreement) between the Security Agent, the Parent and the other Obligors (as defined in the Facilities Agreement) and the Secured Parties

SCHEDULE

The Initial Charged Securities

Name of company in which shares are held	Name of Chargor holding shares	Class of shares held	Number of shares held	Issued share capital
MCG Company No 1 Limited	Management Consulting Group Plc	Ordinary £1	96,051,549	£96,051,549
MCG Company No 1 Limited	Alexander Proudfoot Overseas Holding Limited	Ordinary £1	14,174,847	£14,174,847

Addendum 3/4

3 Names, addresses and descriptions of the mortgages or persons entitled to the charge (continued)

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

Addendum 4/4

4 Short particulars of all the property mortgaged or charged (continued)

(b) by way of first fixed charge all other Charged Securities (not charged by clause 3 2(a) of the Deed), in each case, together with

(c) all Related Rights from time to time accruing to those Charged Securities, and

(d) all rights which the Chargor may have at any time against any clearance or settlement system or any custodian in respect of any Charged Investments

2. CONTINUING SECURITY

2.1 Continuing security

Subject to clause 27 (Release) of the Deed, the Security is continuing and will extend to the ultimate balance of the Secured Obligations regardless of any intermediate payment or discharge in whole or in part The Deed shall remain in full force and effect as a continuing security for the duration of the Security Period

2.2 Additional and separate security

The Deed is in addition to, without prejudice to, and shall not merge with, any other right, remedy, guarantee or Security Interest which the Security Agent and/or any other Secured Party may at any time hold for any Secured Obligation

2.3 Right to enforce

The Deed may be enforced against the Chargor without the Security Agent and/or any other Secured Party first having recourse to any other right, remedy, guarantee or Security Interest held by or available to it or any of them

3. LIABILITY OF THE CHARGOR RELATING TO SECURITY ASSETS

Notwithstanding anything contained in the Deed or implied to the contrary, the Chargor remains liable to observe and perform all conditions and obligations assumed by it in relation to the Security Assets The Security Agent is under no obligation to perform or fulfil any such condition or obligation or to make any payment in respect of such condition or obligation

UNDERTAKINGS BY THE CHARGOR

4.1 Restrictions on dealing

Except as permitted by the Facilities Agreement, the Chargor shall not do or agree to do any of the following without the prior written consent of the Security Agent

(a) create or permit to subsist any Security Interest on any Security Asset, or

(b) sell, transfer or otherwise dispose of (whether by a single transaction or a number of transactions and whether related or not) the whole or any part of its interest in any Security Asset

5. FURTHER ASSURANCES

The Chargor shall, at its own expense, promptly take whatever action the Security Agent or a Receiver may require for

(a) creating, perfecting or protecting the Security Interests intended to be created by the Deed, and

(b) facilitating the realisation of any Security Asset or the exercise of any right, power or discretion exercisable by the Security Agent or any Receiver or Delegate in respect of any Security Asset,

including the execution of any transfer, conveyance, assignment or assurance of any property whether to the Security Agent or to

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

its nominees, the giving of any notice, order or direction and the making of any registration which, in any such case, as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security Interest conferred or intended to be conferred on the Security Agent or the Finance Parties by or pursuant to the Finance Documents

6. POWER OF ATTORNEY

Other than in relation to any action or request pursuant to clause 17 (Further Assurances) of the Deed, upon the occurrence of an Event of Default with is continuing, the Chargor, by way of security, irrevocably and severally appointed the Security Agent each Receiver and any Delegates to be its attorney to take any action which the Chargor is obliged to take under the Deed The Chargor ratified and confirmed whatever any attorney does or purports to do pursuant to its appointment under this clause

FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 01000608

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A CHARGE OVER SHARES DATED THE 11th JUNE 2007 AND CREATED BY MANAGEMENT CONSULTING GROUP PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE CHARGOR TO THE SECURITY AGENT AND/OR THE OTHER SECURED PARTIES (OR ANY OF THEM)UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 29th JUNE 2007.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 5th JULY 2007

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House — for the record —

PJ)

HC026B

COMPANIES FORM No. 395

Particulars of a mortgage or charge

M

395

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

FEE PAID £13.00 COMPANIES HOUSE

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: 1131

Company number: 01000608

Name of company

* insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

Date of creation of the charge

11 June 2007

Description of the instrument (if any) creating or evidencing the charge (note 2)

CHARGE OVER SHARES (the "**Deed**")

Amount secured by the mortgage or charge

All present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or alone or in any other capacity whatsoever) of the Chargor to the Security Agent and/or the other Secured Parties (or any of them) under or pursuant to any Finance Document (including all monies covenanted to be paid under the Deed), provided that no obligation or liability shall be included in the definition of "Secured Obligations" to the extent that, if it were so included, the Deed (or any part of it) would constitute unlawful financial assistance within the meaning of sections 151 and 152 of the Companies Act 1985 ("**Secured Obligations**")

10

Names and addresses of the mortgagees or persons entitled to the charge

BARCLAYS BANK PLC (as Security Agent for the Secured Parties)(in such capacity, the "**Security Agent**") of One Churchill Place, Canary Wharf, London

Postcode E14 5HP

Presenter's name address and reference (if any)

DLA Piper UK LLP
3 Noble Street
London
EC2V 7EE
Contact Denise Phillips

63632 120266 14668067

Time critical reference

For official Use (02/06)
Mortgage Section | Post room

FRIDAY A47 29/06/2007 COMPANIES HOUSE 192

Short particulars of all the property mortgaged or charged

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

1. GRANT OF SECURITY

1.1 Nature of security

All Security Interests and dispositions created or made by or pursuant to the Deed are created or made

(a) in favour of the Security Agent,

(b) with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994, and

(c) as continuing security for payment of the Secured Obligations

continued on Addendum 4/4

Particulars as to commission allowance or discount (note 3)

N/A

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

Signed DLA PIPER UK LLP Date 27/6/2007

On behalf of XXXXXXX [mortgagee/chargee] †

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,

(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or

(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House**

6 The address of the Registrar of Companies is Companies House, Crown Way, Cardiff CF14 3UZ

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

Addendum 1/4

1 Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

Addendum 2/4

2 Amount due or owing on the mortgage or charge (continued)

NOTE.

In this form:

"Charged Investments" means the Charged Securities and all present and future Related Rights accruing to all or any of the Charged Securities,

"Charged Securities" means

(a) the securities specified in the schedule hereto (The Initial Charged Securities),

(b) any other stocks, shares, debentures, bonds or other securities of Proudfoot Consulting (Europe) Limited as at 11 June 2007 or in future owned (legally or beneficially) by the Chargor or in which the Chargor has an interest at any time, and

(c) any Related Rights of the securities specified in the schedule which are constituted by any stocks, shares, debentures, bonds, warrants, coupons, negotiable instruments, certificates of deposit or other securities or "investments" (as defined in part II of schedule II to the Financial Services and Markets Act 2000 as in force at 11 June 2007) as at 11 June 2007or in future owned (legally or beneficially) by the Chargor or in which the Chargor has an interest at any time.

"Delegate" means any delegate, sub-delegate, agent, attorney or co-trustee appointed, pursuant to clause 16 of the Deed (Delegation) or the Security Trust Deed (as defined in the Facilities Agreement) , by the Security Agent or by a Receiver,

"Event of Default" means any event or circumstance specified as such in clause 28 (Events of Default) of the Deed.

"Facilities Agreement" means the multicurrency term and revolving facilities agreement dated originally dated 26 July 2006 made between (1) Management Consulting Group PLC as the Parent, (2) Management Consulting Group France SAS as the Company, (3) the companies listed in part 1 of schedule 1 therein as Original Borrowers, (4) the companies listed in part 1 of schedule 1 therein as the Original Guarantors, (5) Barclays Bank PLC as Arranger, (6) the banks and financial institutions listed in part 2 of schedule 1 to it as Lenders, (7) Barclays Bank PLC as Agent, (8) Barclays Bank PLC as the Security Agent and (9) Barclays Bank PLC as the Original Issuing Bank (as amended from time to time).

"Finance Document" means the Facilities Agreement, any Accession Letter, any Ancillary Document, the Company Intra-Group Loan Agreement, any Compliance Certificate, any Fee Letter, any Hedging Agreement, the Security Trust Deed, any Resignation Letter, any Selection Notice, any Transaction Security Document, any Utilisation Request (each as defined in the Facilities Agreement) and any other document designated as a "Finance Document" by the Agent and the Parent (each as defined in the Facilities Agreement),

"Finance Party" means the Agent, the Arranger, the Security Agent, a Lender, the Issuing Bank, a Hedge Counterparty or any Ancillary Lender (each as defined in the Facilities Agreement),

"Receiver" means any receiver, receiver and manager or administrative receiver appointed by the Security Agent under the Deed,

"Related Rights" means, in relation to any Charged Security

(a) all dividends, distributions and other income paid or payable on the relevant Charged Security or on any asset referred to in paragraph (b) of this definition, and

Company number

01009608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

(b) all rights, monies or property accruing or offered at any time in relation to such Charged Security whether by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise,

"Secured Parties" has the meaning given to that term in the Security Trust Deed,

"Security" means the Security Interests created by or pursuant to the Deed,

"Security Assets" means all property and assets from time to time mortgaged, charged or assigned (or expressed to be mortgaged, charged or assigned) in favour of the Security Agent by or pursuant to the Deed,

"Security Interest" means any mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect,

"Security Period" means the period beginning 11 June 2007 and ending on the date on which

(a) all the Secured Obligations have been unconditionally and irrevocably paid and discharged in full, and

(b) no Secured Party has any further commitment, obligation or liability under or pursuant to the Finance Documents

"Security Trust Deed" means the security trust deed dated on or before the Closing Date (as defined in the Facilities Agreement) between the Security Agent, the Parent and the other Obligors (as defined in the Facilities Agreement) and the Secured Parties

SCHEDULE

The Initial Charged Securities

Name of company in which shares are held	Name of Chargor holding shares	Class of shares held	Number of shares held	Issued share capital
Proudfoot Consulting (Europe) Limited		Ordinary £1	2	£2

Addendum 3/4

3 Names, addresses and descriptions of the mortgages or persons entitled to the charge (continued)

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

Addendum 4/4

4 Short particulars of all the property mortgaged or charged (continued)

The Chargor charged and agreed to charge all of its present and future right, title and interest in and to the following assets which are at any time owned by the Chargor, or in which it from time to time has an interest

(a) by way of first fixed charge the Charged Securities referred to in the schedule hereto (The Initial Charged Securities), and

(b) by way of first fixed charge all other Charged Securities (not charged by clause 3 2(a) of the Deed), in each case, together with

(c) all Related Rights from time to time accruing to those Charged Securities, and

(d) all rights which the Chargor may have at any time against any clearance or settlement system or any custodian in respect of any Charged Investments

CONTINUING SECURITY

2.1 Continuing security

Subject to clause 27 (Release) of the Deed, the Security is continuing and will extend to the ultimate balance of the Secured Obligations regardless of any intermediate payment or discharge in whole or in part The Deed shall remain in full force and effect as a continuing security for the duration of the Security Period

2.2 Additional and separate security

The Deed is in addition to, without prejudice to, and shall not merge with, any other right, remedy, guarantee or Security Interest which the Security Agent and/or any other Secured Party may at any time hold for any Secured Obligation

2.3 Right to enforce

The Deed may be enforced against the Chargor without the Security Agent and/or any other Secured Party first having recourse to any other right, remedy, guarantee or Security Interest held by or available to it or any of them

3. LIABILITY OF THE CHARGOR RELATING TO SECURITY ASSETS

Notwithstanding anything contained in the Deed or implied to the contrary, the Chargor remains liable to observe and perform all conditions and obligations assumed by it in relation to the Security Assets The Security Agent is under no obligation to perform or fulfil any such condition or obligation or to make any payment in respect of such condition or obligation

4. UNDERTAKINGS BY THE CHARGOR

4.1 Restrictions on dealing

Except as permitted by the Facilities Agreement, the Chargor shall not do or agree to do any of the following without the prior written consent of the Security Agent

(a) create or permit to subsist any Security Interest on any Security Asset, or

(b) sell, transfer or otherwise dispose of (whether by a single transaction or a number of transactions and whether related or not) the whole or any part of its interest in any Security Asset

5. FURTHER ASSURANCES

The Chargor shall, at its own expense, promptly take whatever action the Security Agent or a Receiver may require for

(a) creating, perfecting or protecting the Security Interests intended to be created by the Deed, and

Company number

01000608

Name of company

*insert full name of Company

* MANAGEMENT CONSULTING GROUP PLC (the "Chargor")

(b) facilitating the realisation of any Security Asset or the exercise of any right, power or discretion exercisable by the Security Agent or any Receiver or Delegate in respect of any Security Asset,

including the execution of any transfer, conveyance, assignment or assurance of any property whether to the Security Agent or to its nominees, the giving of any notice, order or direction and the making of any registration which, in any such case, as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security Interest conferred or intended to be conferred on the Security Agent or the Finance Parties by or pursuant to the Finance Documents

6. **POWER OF ATTORNEY**

Other than in relation to any action or request pursuant to clause 17 (Further Assurances) of the Deed, upon the occurrence of an Event of Default with is continuing, the Chargor, by way of security, irrevocably and severally appointed the Security Agent each Receiver and any Delegates to be its attorney to take any action which the Chargor is obliged to take under the Deed The Chargor ratified and confirmed whatever any attorney does or purports to do pursuant to its appointment under this clause

FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No 01000608

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A CHARGE OVER SHARES DATED THE 11th JUNE 2007 AND CREATED BY MANAGEMENT CONSULTING GROUP PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE CHARGOR TO THE SECURITY AGENT AND/OR THE OTHER SECURED PARTIES (OR ANY OF THEM)UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 29th JUNE 2007.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 5th JULY 2007

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— for the record —

PJ)

HC026B

contents

management statement

The Group's trading results are consistent with the trading update provided on 12 May 2006: revenue for the period is considerably ahead of the same period last year. Proudfoot Consulting has made good progress in all geographic areas. Parson Consulting has made good progress outside North America but its performance in North America was weak principally as a result of the run-off of Sarbanes-Oxley related work.

The results for the six months ended 30 June 2006 are summarised as follows:

	Unaudited Six months ended 30 June 2006	*Unaudited Six months ended 30 June 2005*	*Audited Year ended 31 Dec 2005*
	£'000	*£'000*	*£'000*
Revenue			
Proudfoot Consulting	**51,656**	*35,989*	*86,385*
Parson Consulting	**15,687**	*21,229*	*43,216*
	67,343	*57,218*	*129,601*
Profit/(loss) from operations			
Proudfoot Consulting			
- Before release of indemnity provision	**8,431**	*2,636*	*10,417*
- Release of indemnity provision	**335**	*897*	*897*
	8,766	*3,533*	*11,314*
Parson Consulting	**(1,857)**	*1,032*	*2,245*
	6,909	*4,565*	*13,559*

Group results

Revenue for the six months ended 30 June 2006 was up 18%.

The first half revenue of Proudfoot Consulting was strong, built on the back of a robust order book going into 2006. A larger number of client engagements contributed to the result than in the second half of 2005 which had a smaller number of larger engagements. All geographic units showed revenue growth.

The performance of Parson Consulting was mixed. In North America, as Sarbanes-Oxley related work has been completed, the transition to the provision of our other services has been slow to establish. This was due to a softer than expected market which offset the impact of our increased sales initiatives. In contrast outside North America, all units have shown good progress and the new services in the areas of strategic finance and corporate transactions support have sold well.

In the period, 53% of Group revenue was attributable to North America (six months ended 30 June 2005: 61%). North American revenues increased by 4% compared with the corresponding period of 2005. Europe's share of revenue was 36% (six months ended 30 June 2005: 34%) with reported revenues 25% up compared with the corresponding period of 2005. In the rest of the world, revenues increased by 138% with growth in all geographics.

The Group's gross margin continued to be well managed and was 51% (six months ended 30 June 2005: 49%).

Selling costs were £2.6 million higher than in the corresponding period of 2005 due to both increased revenue and investment in extra sales resources in Europe and Greater China.

The total profit from operations was £6.9 million compared with £4.6 million in the corresponding period of 2005.

management statement

(continued)

The tax charge on pre-tax profits is 28% compared with 27% for the first half of 2005. This includes 6% points in respect of deferred tax that is required to be charged in respect of tax deductions for goodwill but will not become payable unless our consulting businesses are sold. The underlying tax rate of 22% is below the statutory rate of tax due to the utilisation of brought forward losses that have not previously been able to be recognised as deferred tax assets.

Proudfoot Consulting

Proudfoot Consulting's revenue was £51.7 million (2005: £36.0 million). Every geographic region showed strong growth on the first six months of last year. This has been achieved by a solid overall performance rather than being due to any particularly large engagements.

The profit from operations was £8.8 million (2005: £3.5 million). The increase in profitability is attributable to the operational gearing associated with the increased revenue. The European region's progress has continued and it contributed £1.8 million to profit from operations.

There is a non-recurring credit of £0.3 million (2005: £0.9 million) associated with a surplus provision arising from the disposal of Proudfoot's Japanese business in 2000. No further profits or losses will arise from that transaction.

In the light of Proudfoot Consulting's strong trading, we have established a start-up business in Brazil with an initial revenue investment estimated to amount to £0.5 million in this calendar year concentrating on the management and sales functions.

Parson Consulting

Parson Consulting's revenue was £15.7 million (2005: £21.2 million). Revenue in North America declined by £6.9 million with engagements related to Sarbanes-Oxley amounting to £2.5 million compared with £7.7 million in the same period of last year. In the rest of the world revenue increased by 29% to £6.3 million (2005: £4.9 million).

The revenue decline in North America resulted in Parson as a whole reporting a loss from operations of £1.9 million (2005: profit from operations of £1.0 million).

We previously reported that Parson North America's trading has been slow. This continued in the second quarter of the year as the sale of follow on Sarbanes-Oxley related and other engagements did not meet the expected target levels. This was due to a softer than expected market demand which offset the impact of our increased sales initiatives. In April we strengthened the management of Parson North America, so separating that unit's management from that of the consultancy's management as a whole. In addition, the management structure has been simplified and restructured. Intense reinforcement of core sales disciplines is underway.

In contrast outside North America, the non Sarbanes-Oxley service lines have sold well and in the United Kingdom in particular we have seen a good take-up in services associated with corporate transactions. We have also seen good growth in Australia and France where our recent investments in new service lines are coming to fruition.

Earnings per share

The basic earnings per share for the six months ended 30 June 2006 increased by 53% to 2.9 pence compared with 1.9 pence in the corresponding period last year.

Dividend

In accordance with our established policy, we pay dividends once per year, after the declaration of the annual results. Accordingly, no interim dividend is being declared.

Balance sheet

The decrease of £0.3 million in the goodwill balance is wholly attributable to the weakening of the US dollar against Sterling.

The Group's cash balance was £23.5 million compared with £10.9 million at 30 June 2005. The increase in cash reflects the conversion to cash of the profits of the Group in the last 12 months decreased by the funding of the closed US defined benefit pension plan and the dividend.

The deficit related to the closed defined benefit pension and medical plans decreased substantially from £14.6 million at 30 June 2005 to £6.1 million as a result of cash contributions, the investment performance, foreign exchange and a 1% higher discount rate being applied to the long term liabilities following increases in market rates.

Strategic direction

On 25 July 2006 we announced the proposed acquisition of Ineum which is due to complete on 1 September 2006. This is a key development in the execution of the Group's strategic goal to deliver growth through broadening our consultancy offerings in existing and new geographies. The proposed acquisition increases the depth of Parson Consulting, our financial management practice, and also allows us to offer services to specific industries and the public sector in line with their particular needs. The acquisition has a number of important operational, geographic and financial benefits: it secures France's largest independent national management consultancy, secures a strong position for the Group in the world's fourth largest consulting market place and adds a well-managed and profitable business with growing revenues. As well as reducing the Group's exposure to US dollar earnings, the acquisition is also expected to be earnings and operating margin enhancing in 2007.

Going forward our strategy remains unchanged. We will continue to explore ways to develop the service offerings of all parts of the business. Proudfoot Consulting and Parson Consulting businesses have excellent medium term prospects. We continue to be interested in making acquisitions of businesses that broaden the Group's consulting offerings and in widening the coverage of Parson Consulting and Ineum in geographies outside their existing operations. The timing of future acquisitions will depend upon the commercial fit, availability of suitable businesses and the terms on which they are available.

Financial impact of Ineum acquisition

The acquisition of Ineum will result in approximately £30 million of term debt which will improve the efficiency of the Group's capital structure, without constraining the implementation of the Group's strategy.

The acquisition will also result in the identification of intangible assets. In accordance with IFRS intangible assets other than goodwill are amortised in the income statement over their estimated economic life. One-off integration costs amounting to £3.8 million are estimated to be incurred in the 2006 and 2007 financial years. Excluding these items, we anticipate that the acquisition of Ineum will be earnings enhancing in the 2007 financial year.

Outlook

Whilst it remains too early to comment on the outcome for the year as a whole because work to be won in the remainder of the year is a key determinant of the result, we remain confident that the business overall will continue to perform well.

The Group order book is in line with the level at this time last year with Proudfoot Consulting comprising a greater proportion and Parson Consulting a lesser proportion of the order book than a year ago. Parson North America's early indicators of pipeline opportunities are showing good improvements which are anticipated to translate into fourth quarter progress. The pipeline for Proudfoot Consulting and for Parson Consulting outside North America is robust.

Dr Rolf Stomberg

Chairman

Kevin Parry

Chief Executive

7 August 2006

independent review report

by Deloitte & Touche LLP to Management Consulting Group PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, statement of changes in equity, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London

7 August 2006

consolidated income statement

Six months ended 30 June 2006	note	**Six months ended 30 June 2006 £'000**	*Six months ended 30 June 2005 £'000*	*Year ended 31 Dec 2005 £'000*
Continuing operations				
Revenue	3	**67,343**	*57,218*	*129,601*
Cost of sales		**(32,697)**	*(29,307)*	*(64,847)*
Gross profit		**34,646**	*27,911*	*64,754*
Selling costs		**(19,370)**	*(16,746)*	*(34,931)*
Administrative expenses		**(8,367)**	*(6,600)*	*(16,264)*
Profit from operations		**6,909**	*4,565*	*13,559*
Investment income		**531**	*224*	*453*
Finance costs		**(125)**	*(51)*	*(92)*
Profit before tax		**7,315**	*4,738*	*13,920*
Income tax expense	5	**(2,014)**	*(1,285)*	*(4,128)*
Profit for the period		**5,301**	*3,453*	*9,792*
Earnings per share				
From continuing operations				
Basic	6	**2.9**	*1.9*	*5.3*
Diluted	6	**2.8**	*1.8*	*5.2*

consolidated statement of recognised income and expense

Six months ended 30 June 2006	note	Six months ended 30 June 2006 £'000	*Six months ended 30 June 2005 £'000*	*Year ended 31 Dec 2005 £'000*
Exchange differences on translation of foreign operations		(3,261)	*(478)*	*1,488*
Actuarial gains/(losses) on defined benefit pension and medical schemes	9	3,734	*(3,152)*	*(1,646)*
Tax on items taken directly to equity		449	*300*	*825*
Net income/(expense) recognised directly in equity		922	*(3,330)*	*667*
Profit for the period		5,301	*3,453*	*9,792*
Total recognised income and expense for the period		6,223	*123*	*10,459*

statement of changes in equity

Six months ended 30 June 2006	Six months ended 30 June 2006 £'000	*Six months ended 30 June 2005 £'000*	*Year ended 31 Dec 2005 £'000*
At 1 January	57,932	*48,276*	*48,276*
Dividends paid	(1,486)	*(1,241)*	*(1,241)*
Profit for the period	5,301	*3,453*	*9,792*
Own shares purchased for deferred share awards	–	*(181)*	*(181)*
Issue of share capital			
Exercise of share options	120	*35*	*35*
Share compensation expense	444	*332*	*640*
Movement in reserve for management incentive plan	–	*(56)*	*(56)*
Other recognised income and expense	922	*(3,330)*	*667*
At 30 June	63,233	*47,288*	*57,932*

consolidated balance sheet

as at 30 June 2006	note	30 June 2006 £'000	30 June 2005 £'000	31 Dec 2005 £'000
Non-current assets				
Goodwill		**66,031**	*66,358*	*68,278*
Other intangible assets		**1,388**	*522*	*418*
Property, plant and equipment		**1,460**	*1,468*	*1,521*
Total non-current assets		**68,879**	*68,348*	*70,217*
Current assets				
Trade and other receivables		**14,237**	*15,037*	*16,159*
Cash and cash equivalents		**23,484**	*10,858*	*21,555*
Total current assets		**37,721**	*25,895*	*37,714*
Total assets		**106,600**	*94,243*	*107,931*
Current liabilities				
Trade and other payables		**(27,056)**	*(22,503)*	*(28,045)*
Current tax liabilities		**(3,915)**	*(4,256)*	*(3,959)*
Total current liabilities		**(30,971)**	*(26,759)*	*(32,004)*
Net current assets/(liabilities)		**6,750**	*(864)*	*5,710*
Non-current liabilities				
Retirement benefit obligation	9	**(6,146)**	*(14,574)*	*(11,869)*
Non-current tax liabilities		**(5,294)**	*(4,094)*	*(4,674)*
Long-term provisions		**(476)**	*(880)*	*(871)*
Non-current accruals		**(480)**	*(648)*	*(581)*
Total non-current liabilities		**(12,396)**	*(20,196)*	*(17,995)*
Total liabilities		**(43,367)**	*(46,955)*	*(49,999)*
Net assets		**63,233**	*47,288*	*57,932*
Equity				
Share capital	7	**47,488**	*47,373*	*47,373*
Share premium account		**38,151**	*38,146*	*38,146*
Shares to be issued		**46**	*46*	*46*
Share compensation reserve		**1,133**	*948*	*1,256*
Own shares held by employee share trust		**(1,270)**	*(1,270)*	*(1,270)*
Translation reserve		**(3,518)**	*(2,223)*	*(257)*
Other reserves		**12,747**	*12,747*	*12,747*
Retained earnings		**(31,544)**	*(48,479)*	*(40,109)*
Total equity		**63,233**	*47,288*	*57,932*

consolidated cash flow statement

Six months ended 30 June 2006	note	Six months ended 30 June 2006 £'000	*Six months ended 30 June 2005 £'000*	*Year ended 31 Dec 2005 £'000*
Net cash from operating activities	8	**5,690**	*(2,142)*	*8,826*
Investing activities				
Interest received		**442**	*149*	*323*
Purchase of property, plant and equipment		**(403)**	*(385)*	*(669)*
Purchase of intangible assets		**(1,193)**	*(334)*	*(454)*
Proceeds on disposal of property, plant and equipment		**–**	*16*	*13*
Purchase of own shares		**–**	*(181)*	*(181)*
Net cash used in investing activities		**(1,154)**	*(735)*	*(968)*
Financing activities				
Dividends paid	4	**(1,486)**	*(1,241)*	*(1,241)*
Proceeds from issue of shares		**120**	*35*	*35*
Net cash used in financing activities		**(1,366)**	*(1,206)*	*(1,206)*
Net increase/(decrease) in cash and cash equivalents		**3,170**	*(4,083)*	*6,652*
Cash and cash equivalents at beginning of period		**21,555**	*14,510*	*14,510*
Effect of foreign exchange rate changes		**(1,241)**	*431*	*393*
Cash and cash equivalents at end of period		**23,484**	*10,858*	*21,555*

notes

1. General information

The information for the year ended 31 December 2005 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified pursuant to Section 235 of the Companies Act 1985 and did not contain a statement under Section 237 (2) or (3) of that Act.

2. Significant accounting policies

(a) Basis of preparation

The interim report has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS).

The interim report was approved by the Board on 7 August 2006.

(b) Accounting policies

The accounting policies and methods of computation applied by the Group in the interim report are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005. The Group's consolidated financial statements for the year ended 31 December 2005 are available on our website: www.mcgplc.com.

3. Segmental information

The Group operates in three geographical areas – North America, Europe and Rest of the World. The following is an analysis of the revenue and results for the period, analysed by geographic segment, the Group's primary basis of segmentation:

Six months ended 30 June 2006	**North America £'000**	**Europe £'000**	**Rest of World £'000**	**Consolidated £'000**
Revenue				
External sales	35,935	24,552	6,856	67,343
Profit/(loss) from operations before release of indemnity provision	4,508	2,411	(345)	6,574
Release of indemnity provision	–	–	335	335
Profit/(loss) from operations	4,508	2,411	(10)	6,909
Finance income				406
Profit before tax				7,315
Income tax expense				(2,014)
Profit for the period				5,301

Six months ended 30 June 2005	*North America £'000*	*Europe £'000*	*Rest of World £'000*	*Consolidated £'000*
Revenue				
External sales	*34,666*	*19,673*	*2,879*	*57,218*
Profit/(loss) from operations before release of indemnity provision	*4,406*	*748*	*(1,486)*	*3,668*
Release of indemnity provision	–	–	*897*	*897*
Profit/(loss) from operations	*4,406*	*748*	*(589)*	*4,565*
Finance income				*173*
Profit before tax				*4,738*
Income tax expense				*(1,285)*
Profit for the period				*3,453*

4. Dividends

	2006 £'000	*2005 £'000*
Amounts recognised as distributions to equity holders in the period:		
Final dividend in respect of the year ended 31 December 2005 of 0.80p per share (2005: year ended 31 December 2004 of 0.67p per share)	1,486	*1,241*

Dividends are not payable on shares held in the employee share trust which has waived its entitlement to dividends. The amount of the dividend waived in 2006 (in respect of the year ended 31 December 2005) was £34,000 (2005: £26,000).

5. Taxation

The effective tax charge for the half year is 28% (30 June 2005: 27%), based on profit before tax excluding the release of the Japan indemnity provision of £0.3 million. The effective tax rate is lower than the average corporation tax rate (36%) applicable to the Group due to tax losses brought forward.

6. Earnings per share

From continuing operations

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30 June 2006 £'000	*Six months ended 30 June 2005 £'000*	*Year ended 31 Dec 2005 £'000*
Earnings			
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the parent	5,301	*3,453*	*9,792*
Number of shares	**Number (million)**	*Number (million)*	*Number (million)*
Weighted average number of ordinary shares for the purposes of basic earnings per share	185.5	*185.1*	*185.2*
Effect of dilutive potential ordinary shares:			
– Share options	1.5	*3.5*	*1.4*
– Long term incentive plan	0.2	*0.2*	*0.2*
Weighted average number of ordinary shares for the purposes of diluted earnings per share	187.2	*188.8*	*186.8*
	Pence	*Pence*	*Pence*
Basic earnings per share	2.9	*1.9*	5.3
Diluted earnings per share	2.8	*1.8*	5.2

The average share price for the six months ended 30 June 2006 was 57.3 pence (30 June 2005: 50.2 pence and 31 December 2005: 51.5 pence).

7. Share capital

During the interim period, the Company issued the following ordinary shares of 25 pence each:

	Number of shares	Nominal value £'000
At 1 January 2006	189,493,412	47,373
Employee share options exercised	458,359	115
At 30 June 2006	189,951,771	47,488

8. Notes to the cash flow statement

	Six months ended 30 June 2006 £'000	*Six months ended 30 June 2005 £'000*	*Year ended 31 Dec 2005 £'000*
Profit from operations	**6,909**	*4,565*	*13,559*
Adjustments for:			
Depreciation of property, plant and equipment	**386**	*288*	*604*
Amortisation of intangible assets	**200**	*234*	*462*
Gain on disposal of plant and equipment	**–**	*16*	*14*
Management incentive plan	**–**	*(56)*	*(56)*
Adjustment for pension funding	**(1,235)**	*(920)*	*(2,528)*
Adjustment for share options charge	**444**	*332*	*640*
Decrease in provisions	**(395)**	*(886)*	*(903)*
Operating cash flows before movements in working capital	**6,309**	*3,573*	*11,792*
Decrease/(Increase) in receivables	**1,912**	*(1,940)*	*(4,153)*
(Decrease)/Increase in payables	**(1,429)**	*(1,980)*	*3,911*
Cash generated by operations	**6,792**	*(347)*	*11,550*
Income taxes paid	**(1,102)**	*(1,795)*	*(2,724)*
Net cash from operating activities	**5,690**	*(2,142)*	*8,826*

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

9. Retirement benefits

The retirement benefits liability relates to the closed US defined benefit pension scheme and to the closed US post-retirement medical benefits plan.

Entitlement to additional benefits under the US defined benefits pension scheme ceased on 31 December 2001. The US post-retirement medical benefits plan relates to certain former employees who retired prior to 30 September 1995 and to a small number of current and former employees who were employed at that date. Accordingly, further benefit accruals under this plan are insignificant.

The retirement benefits liability at 30 June 2006 has been estimated by the actuaries on the basis described in the last annual report except that the discount rate applied to the liabilities has been increased by 1% to 6.25%. An actuarial profit of £3.7 million arose in the period (30 June 2005: loss of £3.2 million).

10. Share-based payments

The fair value of options granted was determined using the stochastic valuation model. An expense of £0.4 million has been recognised in the period in respect of the share options granted above (six months ended 30 June 2005: £0.3 million; 2005 full year: £0.6 million). The cumulative share compensation reserve at 30 June 2006 is £1.1 million (30 June 2005: £0.9 million; 31 December 2005: £1.3 million). Options scheduled to vest in March 2006 did not meet performance criteria and have now lapsed.

11. Events after the balance sheet date

On 25 July 2006 the Group announced the proposed acquisition of Ineum for total consideration of €120 million (£82 million) plus the assumption of up to €13.8 million (£9 million) of debt. The acquisition is due to complete in September 2006.

contacts for
investors and clients

www.mcgplc.com

Investor relations

The Group welcomes contact with its shareholders.

Enquiries should be directed to:

Kevin Parry	*Chief Executive*	(kparry@mcgplc.com)
Mark Currie	*Finance Director*	(mcurrie@mcgplc.com)
	London office	+44 20 7710 5000

Operational contacts

We welcome clients introduced by shareholders. Shareholders wishing to provide introductions to potential clients should contact Kevin Parry or Mark Currie (see contact details above).

Administrative matters

Administrative matters should be directed to:

Steve Hitchcock	*Company Secretary*	(stevehitchcock@mcgplc.com)
	Palm Beach Gardens office:	+1 561 624 4377

Additionally, we encourage shareholders to register for copies of corporate communications on our investor relations website at **www.mcgplc.com.**

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document you are recommended immediately to seek your own independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorised independent financial adviser in your own jurisdiction.

If you have sold or transferred all of your Ordinary Shares, you should forward this document and the accompanying Form of Proxy as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document has been drawn up in accordance with the Prospectus Rules and is an approved prospectus for the purposes of section 85(1) of FSMA. Accordingly, this prospectus has been approved as a prospectus by the FSA (as the competent authority in the United Kingdom) under section 87A(1) of FSMA and has been filed with the FSA in accordance with Rule 3.2 of the Prospectus Rules.

Application will be made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings on the London Stock Exchange in the New Ordinary Shares will commence at 8.00 a.m. on 1 September 2006.

The New Ordinary Shares will only be made available to certain of the Vendors. No New Ordinary Shares have been marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with Admission. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Management Consulting Group PLC.

The whole text of this document should be read. For a discussion of certain risks and other factors that should be considered in connection with an investment in the New Ordinary Shares, see the section entitled "Risk Factors" on pages 8 to 12.

Management Consulting Group PLC

(Incorporated in England and Wales under the Companies Act 1948 with registered number 1000608)

Proposed acquisition of Ineum
Issue of 81,020,798 new Ordinary Shares as consideration to certain of the Vendors
Amendments to the Proudfoot PLC 1998 Executive Share Option Scheme
Increase of Authorised Share Capital
Notice of Extraordinary General Meeting

Notice of an Extraordinary General Meeting of Management Consulting Group PLC to be held at the Bridewell 2 Suite, the Crowne Plaza Hotel, 19 New Bridge Street, London EC4V 6DB at 3.30 p.m. on 30 August 2006 is set out at the end of this document. The Form of Proxy for use at the meeting accompanies this document and, to be valid, should be completed and returned in accordance with the instructions set out thereon as soon as possible but in any event so as to reach Capita Registrars, Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not later than 3.30 p.m. on 28 August 2006.

N M Rothschild & Sons Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for the Company as financial adviser and sponsor in connection with the matters referred to herein and will not be responsible to anyone other than the Company for providing the protections afforded to customers of N M Rothschild & Sons Limited or for advising any such person in connection with the matters referred to herein.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised.

The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

The New Ordinary Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state of the United States and may not be offered or sold, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The New Ordinary Shares are being offered and sold to certain of the Vendors in offshore transactions in reliance on Regulation S under the Securities Act. The relevant clearances have not been, and will not be, obtained from the Securities Commission of any province or territory of Canada; no prospectus in relation to the Admission has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission; and no registration statement has been, or will be, filed with the Japanese Ministry of Finance in relation to the Admission. Accordingly, subject to certain exceptions, the New Ordinary Shares may not, directly or indirectly, be offered or sold within the United States, Canada, Australia or Japan or offered or sold to a resident of the United States, Canada, Australia or Japan.

TABLE OF CONTENTS

PART 1

SUMMARY

THIS SUMMARY SHOULD BE READ AS AN INTRODUCTION TO THE PROSPECTUS. ANY DECISION TO INVEST IN THE NEW ORDINARY SHARES SHOULD BE BASED ON CONSIDERATION OF THE PROSPECTUS AS A WHOLE BY THE INVESTOR.

Where a claim relating to the information contained in a prospectus is brought before a court, the claimant investor might, under the national legislation of the EEA States, have to bear the costs of translating the prospectus before the legal proceedings are initiated.

Civil liability attaches to those persons who are responsible for the summary including any translation of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the prospectus.

1. Introduction

It was announced on 25 July 2006 that MCG, the international management consultancy group, had entered into a conditional agreement whereby it would acquire the entire issued share capital of Ineum, the largest independent national management consultancy practice in France by gross revenue (excluding IT systems integrators and outsourcing practices)[1].

The total consideration agreed for the Acquisition is €120 million (£81.9 million), which will be satisfied by the payment of €54 million (£36.9 million) in cash and the issue of 81,020,798 new Ordinary Shares. In addition, a maximum of €13.8 million (£9.4 million) of net debt will be assumed and refinanced upon Completion.

The cash element of the consideration and the refinancing of the assumed debt will be partially satisfied out of MCG's existing cash resources and partially through a new £30 million multicurrency debt facility. In addition, a new working capital facility of £20 million will be available to the Enlarged Group.

The proposed Acquisition constitutes a Class 1 transaction under the Listing Rules. Accordingly, it is subject to the approval of Shareholders, which is to be sought at the Extraordinary General Meeting.

2. Information on MCG

The Group currently comprises two specialist consultancies: Proudfoot Consulting and Parson Consulting.

Proudfoot Consulting implements sustainable operational improvements at no net annualised cost to its clients through process improvements, People Solutions™ and management operating systems. The successful combination of these three disciplines results in installed change. The change process is project managed using the proprietary technique of Co-Venture® which, through partnership with Proudfoot Consulting's clients, accelerates the pace of change from the consulting engagement.

Parson Consulting develops excellence in finance and operations. It assists chief financial officers by providing valuable financial information and insight into stakeholders through strategic finance, accounting and finance operations, governance and risk management, and corporate finance support. It does not undertake auditing or resell software and is therefore free of conflicts of interest.

The businesses of the Group are primarily focused on the main geographical markets for consulting services, which are currently North America and Europe, and, in addition, provide services in other smaller consulting markets such as Australia, Brazil, China and South Africa.

3. Benefits of the Acquisition

The Board believes that the benefits to MCG of the Acquisition include the opportunity to secure a well-managed and profitable business with growing revenue and a strong brand that is complementary to MCG's existing businesses. The Board is of the opinion that the Acquisition will broaden its consulting offerings to existing and potential new clients and give MCG access to new markets.

---

[1] Source: "Consulting Opportunities in France and Belgium: Key Data, Forecasts & Trends" published by Kennedy Information, Inc., 2006 (page 100).

4. Summary financial information on MCG

Presented below is the selected financial information on MCG as at and for (i) the three years ended 31 December 2005 and reflected in the audited financial statements for the same period and (ii) the six month periods ended 30 June 2005 and 30 June 2006 and reflected in the unaudited interim reports for those periods. Investors should read the whole of this document and not rely solely on the summarised financial information set out below.

	Years ended 31 December				6 months ended 30 June	
	2003*	2004*	2004**[1]	2005**	2005**	2006**
	£'000	£'000	£'000	£'000	£'000	£'000
Turnover	88,649	119,248	119,248	129,601	57,218	67,343
Operating profit before goodwill amortisation	209	12,341	12,436	13,559	4,565	6,909
Profit attributable to Shareholders	(4,928)	5,520	8,457	9,792	3,453	5,301
Earnings per Ordinary Share (basic) pence per share	2.7	3.0	4.6	5.3	1.9	2.9
As at 31 December/30 June:						
Total assets	88,503	91,191	95,143	107,931	94,243	106,600
Net current assets/(liabilities)	(6,367)	(3,633)	(1,699)	5,710	(864)	6,750
Net debt	—	—	—	—	—	—
Shareholders' funds	44,708	43,660	48,276	57,932	47,288	63,233

* UK GAAP

** IFRS

5. Information on Ineum

Ineum is the largest independent national management consultancy practice by gross revenue in France (excluding IT systems integrators and outsourcing practices)[2]. It was created out of the consultancy practice of Deloitte France in 2003 due to French regulatory changes that restricted the range of services an audit firm is able to provide to its audit clients. Ineum's independence gives it a greater ability to service clients, compared with many of its competitors, because it does not suffer from the actual or perceived conflicts of interest associated with the large multidisciplinary firms that provide consulting, auditing and other services.

The Ineum Group provides, through its industry groups, a broad range of consulting services relevant to specific industries like operational strategy, marketing and sales, supply chain management, IT and programme management and non-industry specific functional expertise in the financial management area. Its industry groups provide relevant services to the financial, public, manufacturing, consumer goods, energy and utilities, telecommunications and media, transportation and middle-market sectors.

Services are primarily provided from the Ineum Group's head office in Paris. In addition, there are French offices in Lyon, Marseille and Nantes. In the past 12 months, additional offices have been opened in Brussels and Luxembourg.

The Ineum Group serves the vast majority of major French companies in the CAC 40 (the index of the 40 largest companies by market capitalisation on the Paris stock market), including BNP Paribas, EDF, Schneider, Société Génerale, Veolia and Vivendi. It provides services primarily in France, Belgium and Luxembourg.

The Ineum Group employs approximately 675 people.

[1] The selected financial information on MCG under IFRS in relation to the year ended 31 December 2004 has been extracted from the audited consolidated financial statements for the year ended 31 December 2005 set out in Part 8 of this document. The audit report of Deloitte & Touche LLP on the consolidated financial statements for that year covers note 30 (included in Part 8 of this document), which sets out the restatement of the consolidated financial information for the year ended 31 December 2004 under IFRS.

[2] Source: "Consulting Opportunities in France and Belgium: Key Data, Forecasts & Trends" published by Kennedy Information, Inc., 2006 (page 100).

6. Summary financial information on Ineum

The revenue and operating profit (before and after non-recurring items) for the three years ended 31 May 2006, which are presented in accordance with International Accounting Standards, are summarised below and have been extracted without material adjustment from Ineum's accountant's report. The operating profit margin (before non-recurring items) has been calculated to one decimal place on the basis of the figures extracted without material adjustment set out below. Shareholders should read the whole of this document and not just rely on the summarised financial information set out below.

	Years ended 31 May		
	2004 €'000	2005 €'000	2006 €'000
Revenue	81,130	86,425	105,039
Operating profit before non-recurring items	3,318	6,953	12,063
Operating profit after non-recurring items	3,155	7,641	11,017
Operating profit margin before non-recurring items	4.1%	8.0%	11.5%

7. Background to, and reasons for, the Acquisition

The Group's strategy is to:

- operate and continually invest in its consultancies and its people to deliver profitable, sustainable revenue growth that is ahead of the market rates of growth for the consultancy sector; and
- acquire consultancies that either diversify the range of consulting offerings available to clients or deepen the coverage of existing Group offerings. Each consulting offering goes to market through its own brand and is operated separately with its own dedicated management team.

The proposed Acquisition secures a high quality consulting practice focused on France, a key European management consulting market place.

Ineum has client relationships with a vast majority of the companies in the current CAC 40 as well as with 28 of the current 39 French Global Fortune 500 companies, and has, to some extent, been constrained by its lack of international presence.

Ineum goes to market via its industry consulting groups and as a financial management consultancy. Financial management consulting comprises nine partners and approximately 125 professionals. Its services are similar to those of Parson Consulting, but are more developed and more extensive in France when compared with the existing small French business of Parson Consulting. It is proposed that the financial management practice of the Ineum Group will be combined with that of Parson Consulting to provide a step change in the French, European and worldwide operations. The combined business will trade as Parson Consulting.

Ineum's industry led business will continue to trade under the Ineum brand. This provides a third consulting offering with industry specialisms.

MCG will continue to invest in the Parson Consulting and Ineum Consulting offerings through recruitment of suitably qualified and experienced people and will continue to seek bolt-on acquisitions of suitable management consulting businesses.

8. Continuation of business

The Board has no current intention to introduce any major changes in the business or strategy of the Enlarged Group or make any changes to employees' terms of engagement.

9. No significant change

There has been no significant change in the financial or trading position of the Group since 30 June 2006, the date to which the unaudited interim results of the Group were prepared.

There has been no significant change in the financial or trading position of the Ineum Group since 31 May 2006, the date to which the Ineum Group's latest audited accounts were prepared.

10. Current trading and prospects

MCG's revenue for the financial year to date is considerably ahead of the same period last year. Except for Parson Consulting in North America both Proudfoot Consulting and Parson Consulting have made

good progress in all geographic areas. The Board has a confident outlook for the Enlarged Group's performance for the remainder of 2006.

Trading of Ineum for the financial year to date is in line with its budget and consistent with the levels of trading for the same period shown in the audited financial statements for the year ended 31 May 2006.

11. Dilution of ordinary share capital upon Completion

Upon Completion and following allotment and issue of the New Ordinary Shares and assuming no further exercise of any rights to subscribe for new Ordinary Shares under the Share Option Schemes, the Enlarged Share Capital is expected to be 270,972,569 Ordinary Shares. On this basis, the New Ordinary Shares will represent approximately 29.9 per cent. of the Enlarged Share Capital.

Following the issue of all of the New Ordinary Shares to be allotted pursuant to the Acquisition and on the same basis as stated above, existing Shareholders will suffer an immediate dilution of approximately 29.9 per cent. in their interest in the Company.

12. Summary timetable

The Extraordinary General Meeting is expected to take place at the Bridewell 2 Suite, the Crowne Plaza Hotel, 19 New Bridge Street, London EC4V 6DB at 3.30 p.m. on 30 August 2006. The latest time and date for receipt of Forms of Proxy for the Extraordinary General Meeting is 3.30 p.m. on 28 August 2006. It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence at 8.00 a.m. on 1 September 2006.

13. Memorandum and Articles of Association

MCG's memorandum and articles of association contain provisions of a usual nature with regard to the nature of the business of MCG.

14. Risk factors

The following is a summary of the material risk factors identified by the Directors in relation to MCG, the MCG Group and, following the Acquisition, the Enlarged Group, consulting markets generally, the Acquisition and in relation to the Ordinary Shares, not set out in any particular order of priority:

Risks relating to MCG, the MCG Group and, following the Acquisition, the Enlarged Group

- Loss of clients to other suppliers of consultancy services, resulting in decline in revenues.
- Loss of personnel or failure to recruit skilled employees may be detrimental to the business.
- Fluctuations of operating results could mean future results may not match expectations.
- Further fundraising may restrict operating activities and dilute shareholdings.
- Major weaknesses in business process systems in the Enlarged Group could adversely affect results.
- Greater exposure to global currency fluctuations as business expands to foreign jurisdictions.
- Interest rate increases may reduce client demand, affecting the business' financial performance.
- Failure to comply with employment law in the business' various locations could result in litigation.
- Failure to select or successfully implement and integrate acquisitions could affect the Group's ability to achieve its growth objectives and adversely affect its financial condition.
- Professional liability risk due to the Enlarged Group's services involving professional judgment; resultant litigation could harm the Enlarged Group's reputation.
- If goodwill on the Enlarged Group's balance sheet post-Acquisition is written down, reported profits may decrease.

Risks associated with the management consulting market generally

- Fluctuations in demand for consulting services could adversely affect financial performance.
- Competitive nature of the management consulting market means if the Enlarged Group fails to compete successfully with other consultancies, financial performance may be adversely affected.

Risks relating to the Acquisition

- Unforeseen difficulties may result from post-Acquisition integration of the financial management consulting businesses of the Ineum Group and the MCG Group.
- The debt facility increases the Enlarged Group's exposure to capital risk and interest costs.
- Ineum Partners may, in certain prescribed circumstances, vote their New Ordinary Shares in a single block, enabling them to block special resolutions and thereby preventing certain actions that other Shareholders or MCG may wish to take.
- There is a risk of failure to realise the perceived benefits of the Acquisition.

Risks relating to the Ordinary Shares

- Shareholders will suffer dilution of ownership following issue of the New Ordinary Shares.
- Ordinary Share price volatility means Shareholders may not recover their original investments.
- Substantial sales of existing Ordinary Shares or further issues of Ordinary Shares may result in Shareholders experiencing difficulty selling their Ordinary Shares, due to a decline in price and/or demand.

15. Directors

Dr Rolf Stomberg	Chairman
Kevin Parry	Chief Executive
Mark Currie	Finance Director
Alan Barber	Non-Executive Director
Jean Paul Bolduc	Non-Executive Director
Baroness Cohen	Non-Executive Director
Stephen Ferriss	Non-Executive Director
Andrew Simon	Non-Executive Director

In addition, Jacques Manardo will join the Board as a non-executive Director upon Completion.

PART 2

RISK FACTORS

In addition to the other information presented in this document, the following risk factors should be carefully considered by Shareholders and potential investors when deciding what action to take in relation to the issue of the New Ordinary Shares and the resolutions to be proposed at the EGM and by others when deciding whether to make an investment in the Company. The Directors have identified these risks as material risks, but additional risks and uncertainties not currently known to the Directors, or that the Board currently considers immaterial, may also adversely affect the business of the MCG Group and, following the Acquisition, the Enlarged Group and the trading price of the Ordinary Shares. If any of the risks actually occur, the business, financial condition or results of future operations of the MCG Group or, following the Acquisition, the Enlarged Group could be materially adversely affected. In that case, the trading price of the Ordinary Shares could decline and Shareholders and potential investors may lose all or part of their investments. Before making any investment decision, prospective investors are strongly advised to consult an independent adviser authorised under FSMA who specialises in advising upon investments.

The risks and uncertainties are described in the following general categories:

- Risks relating to the Company, the MCG Group and, following the Acquisition, the Enlarged Group
- Risks relating to the Acquisition
- Risks relating to the management consulting market generally
- Risks relating to the Ordinary Shares

1. Risks relating to the Company, the MCG Group and, following the Acquisition, the Enlarged Group

Clients

Individual clients of the Company, the MCG Group and, following the Acquisition, the Enlarged Group can change their preferred suppliers of consulting services and/or can change permanently or temporarily the quantity of such consulting services and/or the price at which they buy such services. These changes can adversely impact the revenues of the Company, the MCG Group and, following the Acquisition, the Enlarged Group, either permanently or in a particular reporting period. The extent of the adverse impact on profitability depends on the speed at which management decides or is able to reduce headcount and the level of other costs.

Management and employees

The success of the Enlarged Group will, to an extent, depend on its ability to recruit and retain key employees of the Enlarged Group and to ensure their continued motivation. The Directors intend to maintain suitable remuneration schemes for employees, including the Ineum Partners, that are consistent with market levels of remuneration and with MCG Group practice. To the extent that such arrangements fail to ensure that key employees are retained by the Enlarged Group, it is possible that such failure may be detrimental to the business of the Enlarged Group.

The success of the Company, the MCG Group and, following the Acquisition, the Enlarged Group is dependent upon its ability to attract, retain and motivate skilled professionals at all levels. The MCG Group seeks to pay salaries and bonuses in line with the market.

Current operating results

The Company's, the MCG Group's and, following the Acquisition, the Enlarged Group's operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside management control. Accordingly, investors should not rely on comparisons with the Company's, the MCG Group's, Ineum's or the Ineum Group's historic results to date as an indication of future performance of the Enlarged Group. Factors that may affect the Enlarged Group's operating results include a downturn in business, a downturn in the economies of the countries in which the Enlarged Group operates, increased competition, increased employment costs, and changes to statutory and regulatory regimes. It is possible that, in the future, the Enlarged Group's operating results will fall below the expectations of securities analysts or investors. If this occurs, the trading price of the Ordinary Shares may decline significantly.

Geographic spread of consulting fees and exchange rate risk

The Company, the MCG Group and, following the Acquisition, the Enlarged Group operate in and provide services to clients in countries other than the UK and conduct business in currencies other than UK pounds sterling (the currency in which the MCG Group reports its financial statements). Fees are generally charged to clients in local currencies and generally services are provided by employees who are remunerated in the same currency. Consequently, the reported revenues and profits are dependent on the prevailing average exchange rates, although the profit impact is ameliorated to some extent by intra-group hedging mechanisms.

The geographic spread of consulting fees determines the taxable profits in individual countries. The tax charge of the MCG Group is dependent on the spread of profits between countries.

Exposure of the MCG Group to foreign currency movements will be increased as a result of the Acquisition, as the Ineum Group conducts its business principally in Euros. Material fluctuations in the exchange rate of UK pounds sterling against other currencies, in particular US dollars and Euros, could have an adverse impact on the MCG Group's operations and reported results.

Business process risks and systems

Business process risks are present in all of the Company's, the MCG Group's and, following the Acquisition, the Enlarged Group's businesses, including the risk of direct and/or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. The Company's, the MCG Group's and, following the Acquisition, the Enlarged Group's systems are designed to ensure that business process risks associated with its activities are appropriately controlled, but any weaknesses in the systems, processes or business continuity arrangements could have a negative effect on the results of their operations during the affected period.

Employment law

The Company, the MCG Group and, following the Acquisition, the Enlarged Group are subject to various employment law regimes around the world and seek to comply with all such laws that apply to its activities. To the extent that the Company, the MCG Group and, following the Acquisition, the Enlarged Group fails to comply on a systematic basis with such laws, they could be subject to litigation which, in some circumstances, may result in a liability that is not insured or that existing insurance policies do not cover fully and that could harm the reputation of the Company, the MCG Group and, following the Acquisition, the Enlarged Group.

Professional liability

The Company, the MCG Group and, following the Acquisition, the Enlarged Group provide services that typically involve analysis and the exercise of professional judgement. As a result, the Company, the Group and, following the Acquisition, the Enlarged Group are subject to the risk of professional liability where a client undertakes successful litigation. In some circumstances this may result in a liability that is not insured or that existing insurance policies do not cover fully or that could harm the reputation of the Company, the MCG Group and, following the Acquisition, the Enlarged Group. In particular, the Company, the MCG Group and, following the Acquisition, the Enlarged Group will carry on a significant amount of business in the United States of America, where there is generally believed to be a higher risk of litigation than in other countries in which the Company, the MCG Group and, following the Acquisition, the Enlarged Group carry on business.

Goodwill

The MCG Group carries goodwill arising on past acquisitions on its balance sheet at a value represented by historic cost, reduced for amortisation. The Enlarged Group will carry additional goodwill on the balance sheet arising on the Acquisition. The carrying value of this goodwill is required to be regularly reviewed and, if necessary written down to the extent that there has been a permanent diminution in value. Any such write-down that becomes necessary would reduce reported profits of the Enlarged Group.

Risks relating to future acquisitions

The MCG Group is committed to a strategy of growth, including by means of further acquisitions where the Directors believe these to be in the interests of Shareholders. The MCG Group's ability to implement

this strategy is dependent on the willingness of the current owners of target businesses to sell and the active support of those involved in the target business for a future within the Enlarged Group. As a result, the MCG Group cannot control the timing of acquisitions. Furthermore, the failure of the Enlarged Group to select, undertake or successfully implement and integrate future acquisitions may affect its ability to achieve its growth objectives and have an adverse effect on the financial condition and results of operations of the Enlarged Group. Were the Company to issue shares in relation to any future acquisition, Shareholders would suffer a reduction in their proportionate ownership and voting interests in the ordinary share capital of the Company.

The possible need for additional capital in the future

The Enlarged Group's capital requirements will depend upon a number of factors, including the ability to capitalise on potential future acquisition opportunities. The MCG Group may require further financing in order to complete such acquisitions. Any additional equity financing may be dilutive to Shareholders and debt financing, if available, may involve restrictions on the Enlarged Group's operating activities. If the Company is unable to obtain any necessary additional financing on appropriate terms, or at all, it may affect its ability to grow by acquisitions.

Interest rate risk

The Enlarged Group's interest costs in respect of borrowings will increase in the event of rising interest rates. Rising interest rates may also have a more general effect upon demand from clients for consulting services in the markets in which the Enlarged Group participates, with a potential adverse impact upon its financial performance.

Dilution of ownership

If passed, the Resolutions would mean that Shareholders will suffer a reduction in their proportionate ownership and voting interests in the ordinary share capital of the Company as the Company would then intend to issue the New Ordinary Shares.

2. Risks relating to the Acquisition

Public procurement issue

To the extent that the Ineum Group has entered into certain public procurement contracts with the French State, it should be noted that the contractual relationship is dictated by the public entity; in particular, such contracts (i) are not terminable by the relevant Ineum Group company even in the event that the public entity has defaulted on its obligations under the contract; (ii) can be terminated by the public entity without cause upon 15 days' prior notice and (iii) may only be assigned upon prior express and written authorisation of the public entity.

Integration of Parson Consulting and the Ineum Group

Following the Acquisition, it will be necessary to make some changes to the management and operational structure of the Ineum Group and Parson Consulting to combine not only the financial management consulting businesses of the Ineum Group and Parson Consulting but also the business of the Ineum Group generally in order to realise the potential benefits available from the integration of these businesses and to go to market as Parson Consulting. The Enlarged Group may face unforeseen difficulties as those changes are carried out, issues may come to light during the course of the post-acquisition integration that may have an adverse effect on the financial condition and results of operations of the Enlarged Group, such as the failure to retain certain individuals.

New debt facilities

The Enlarged Group has concluded a new debt facility to satisfy part of the cash element of the consideration due for the Acquisition and a new working capital facility. The use of this borrowing increases the Enlarged Group's exposure to capital risk and interest costs.

Relationship Agreement issues

The terms of the Relationship Agreement provide that, in certain instances, the New Ordinary Shares held by the Ineum Partners may be voted together in one block. This would give the holders of that block

of New Ordinary Shares the ability to prevent special resolutions of the Company being passed, which could mean that the Company would be unable to effect certain matters that otherwise may have the approval of Shareholders other than the Ineum Partners.

The Ineum Partners are subject to lock-up and claw-back arrangements relating to the New Ordinary Shares described in more detail in paragraph 2 of Part 6. Pursuant to the terms of the Relationship Agreement, those arrangements may be terminated upon a change in strategy of the Enlarged Group that Mr Manardo and the representative of the Ineum Partners believe is material. In such event, the Ineum Partners would be able to sell their New Ordinary Shares without having to remain in the employment of the Enlarged Group, thereby removing one of the principal incentives of the Ineum Partners to remain in the employment of the Enlarged Group. Any sale of New Ordinary Shares following termination of these restrictions may also have an adverse impact on the trading price of the Ordinary Shares.

Failure to realise the perceived benefits of the Acquisition

The Company may not realise the perceived benefits of the Acquisition. The Board is recommending the Acquisition, and other matters contemplated by the Resolutions, because it believes that the Acquisition will be a significant step towards the implementation of the Company's strategy. However, the Company may encounter substantial difficulties in achieving these perceived benefits. There can be no assurance that the Company will realise these benefits in the time expected or at all.

Representation and warranty recovery risk

The Company is receiving the benefit of representations and warranties relating to the business and affairs of Ineum from the Ineum Partners, and limited representations and warranties relating to due authority, execution and title (but not the business and affairs of Ineum) from the 3i Funds and Tecnet Participations. In the event of the insolvency or bankruptcy of any of the Ineum Partners, the 3i Funds or Tecnet Participations, the Company would have to bear any irrecoverable losses itself. The Directors have sought to mitigate this risk in relation to the Ineum Partners (but not the 3i Funds or Tecnet Participations) by securing the indemnifications given against any losses by reason of any inaccuracy in, or breach of, the representations and warranties given by the Ineum Partners by arranging for the New Ordinary Shares issued to the Ineum Partners to be sold in the market on the terms set out in the Escrow Agreement should there be a valid claim by the Company under the representations and warranties given by the Ineum Partners.

3. Risks relating to the management consulting market generally

Demand for management consulting services

Demand for management consulting services in all markets is affected, to some extent, by the level of business activity of clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of the clients of the Company, the MCG Group and, following the Acquisition, the Enlarged Group could have an adverse impact upon its financial performance.

Competitive nature

The market for management consultancy services, in which the Company, the MCG Group and, following the Acquisition, the Enlarged Group operate in various countries around the world is highly competitive and includes a large number of participants. The ability of the Company, the MCG Group and, following the Acquisition, the Enlarged Group to compete depends, in part, on the ability of competitors to hire, retain and motivate skilled consultants, the price at which they offer comparable services and their responsiveness to clients. If the Company, the MCG Group and, following the Acquisition, the Enlarged Group are unable to compete successfully with existing competitors or with any new competitors, there may be an adverse impact upon the financial performance of that company or those groups.

4. Risks relating to the Ordinary Shares

Possible volatility of the price of the Ordinary Shares

The market price of the Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the market regarding the Ordinary Shares (or securities similar to them) or in response to

various factors and events, including: any regulatory changes affecting the Company's, the MCG Group's or, following the Acquisition, the Enlarged Group's operations; variations in the Company's, the MCG Group's or, following the Acquisition, the Enlarged Group's operating results; and business developments of the Company, the MCG Group or, following the Acquisition, the Enlarged Group or its competitors.

Stock markets have from time to time experienced significant price and volume fluctuations which have affected the market prices for securities which may be unrelated to the Company's, the MCG Group's or, following the Acquisition, the Enlarged Group's operating performance or prospects. Furthermore the Company's, the MCG Group's or, following the Acquisition, the Enlarged Group's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of the Ordinary Shares. The trading prices of the Ordinary Shares may go down as well as up and Shareholders may therefore not recover their original investments.

Substantial sales of Ordinary Shares could cause the price of Ordinary Shares to decline

There can be no assurance that the Directors or other Shareholders will not elect to sell their Ordinary Shares. The market price of Ordinary Shares could decline as a result of any such sales or as a result of the perception that these sales may cause. If these or any other sales were to occur, the Shareholders may in the future have difficulty in selling Ordinary Shares at a time or at a price deemed appropriate.

Impact of further issues of Ordinary Shares on the market price of Ordinary Shares

The Company has no current plans for a subsequent issue of Ordinary Shares. However, it is possible that the Company may decide to issue additional Ordinary Shares in the future, particularly as its stated policy is one of growth and its intention is to satisfy consideration due for such acquisitions wholly or partly in its own shares. In addition, the grant of options and deferred awards under the Share Schemes is an integral element of the Company's and of the MCG Group's, and following the Acquisition, the Enlarged Group's remuneration policies. An additional issue of Ordinary Shares by the Company, or the public perception that such an issue may cause, could have an adverse effect on the market price of Ordinary Shares.

Before making any investment decision, Shareholders and prospective investors are strongly advised to consult an independent adviser authorised under FSMA who specialises in advising upon investments.

The risks listed above are not presented in any order of priority.

PART 3

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2006
Latest time and date for receipt of Forms of Proxy	3.30 p.m. on 28 August
Extraordinary General Meeting	3.30 p.m. on 30 August
Admission and commencement of dealings in the New Ordinary Shares	8.00 a.m. on 1 September
Expected date of Completion	1 September

PART 4

PERSONS RESPONSIBLE AND ADVISERS

Directors:	Dr Rolf Stomberg, Non-Executive Chairman Kevin Parry, Chief Executive Mark Currie, Finance Director Alan Barber, Non-Executive Director Jean Paul Bolduc, Non-Executive Director Baroness Cohen, Non-Executive Director Stephen Ferriss, Non-Executive Director Andrew Simon, Non-Executive Director all of: Fleet Place House 2 Fleet Place Holborn Viaduct London EC4M 7RF
Proposed Director:	Jacques Manardo
Secretary:	Steven Hitchcock
Registered Office:	Fleet Place House 2 Fleet Place Holborn Viaduct London EC4M 7RF
Sponsor and Financial Adviser:	N M Rothschild & Sons Limited New Court St. Swithin's Lane London EC4P 4DU
Corporate Broker:	Hoare Govett Limited 250 Bishopsgate London EC2M 4AA
Auditors to the Company and Reporting Accountants on the Enlarged Group:	Deloitte & Touche LLP Hill House 1 Little New Street London EC4A 3TR
Reporting Accountants on Ineum:	Constantin Aldwych House 81 Aldwych London WC2B 4HN
Solicitors to the Company:	Baker & McKenzie LLP 100 New Bridge Street London EC4V 6JA
Registrars:	Capita Registrars Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU

LETTER FROM THE CHAIRMAN

MANAGEMENT CONSULTING GROUP PLC

(Incorporated in England and Wales under the Companies Act 1948 with registered number 1000608)

Directors:
R.W.H. Stomberg (Chairman)*
K.A.H. Parry (Chief Executive)
M.A. Currie (Finance Director)
A.J. Barber*
J.P. Bolduc*
Rt Hon Baroness Cohen of Pimlico*
S.A. Ferriss*
A.H. Simon, OBE*

Registered Office:
Fleet Place House
2 Fleet Place
London
EC4M 7RF

* *Non-Executive Director*

7 August 2006

To Shareholders and, for information only, to holders of options under the Share Option Schemes

Dear Shareholders

Proposed acquisition of Ineum, issue of the New Ordinary Shares as consideration to certain Vendors, amendments to Share Option Schemes, increase of authorised share capital, notice of Extraordinary General Meeting

1. Introduction

The Board announced on 25 July 2006 that the Company had entered into a conditional agreement whereby it would acquire the entire issued share capital of Ineum, the largest independent national management consultancy practice in France by gross revenue (excluding IT systems integrators and outsourcing practices)[1].

The total consideration agreed for the Acquisition is €120 million (£81.9 million), which will be satisfied by the payment of €54 million (£36.9 million) in cash and the issue of 81,020,798 New Ordinary Shares. In addition, a maximum of €13.8 million (£9.4 million) of net debt will be assumed and refinanced upon Completion.

The cash element of the consideration and the refinancing of the assumed debt will be partially satisfied out of MCG's existing cash resources and partially through a new £30 million multicurrency debt facility. In addition, a new working capital facility of £20 million will be available to the Enlarged Group. The new debt facilities are described in further detail in paragraph 10.1(iv) of Part 13 of this document.

The Board believes that the Acquisition is a key development in the execution of the Group's strategic goal to be a multidisciplinary consulting and professional services group and will broaden and deepen its existing offerings whilst diversifying the risks of the Group.

The proposed Acquisition constitutes a Class 1 transaction under the Listing Rules. Accordingly, it is subject to the approval of Shareholders, which is to be sought at the Extraordinary General Meeting (along with the approval of certain other matters), the notice of which is included in this document.

Those of Ineum's shareholders who are receiving New Ordinary Shares as part of their consideration, namely the Ineum Partners and Jacques Manardo (non-executive chairman of Ineum), will, immediately following Completion, together hold 81,020,798 Ordinary Shares representing 29.9 per cent. of the Enlarged Share Capital of MCG. Such persons will be deemed to be persons acting in concert for the purposes of the Takeover Code until the Panel determines otherwise.

The purpose of this document is to explain the background to, and reasons for, the Acquisition and other Proposals and why the Directors believe that the Acquisition and other Proposals are in the best interests

[1] Source: "Consulting Opportunities in France and Belgium: Key Data, Forecasts & Trends" published by Kennedy Information, Inc., 2006 (page 100).

of MCG and its Shareholders as a whole, and to recommend that you vote in favour of all of the Resolutions to be proposed at the Extraordinary General Meeting, which relate to matters connected with the Acquisition and amendments to the Proudfoot PLC 1998 Executive Share Option Scheme.

2. Information on MCG

The Group currently comprises two specialist consultancies: Proudfoot Consulting and Parson Consulting.

Proudfoot Consulting implements sustainable operational improvements at no net annualised cost to its clients through process improvements, People Solutions™ and management operating systems. The successful combination of these three disciplines results in installed change. The change process is project managed using the proprietary technique of Co-Venture® which, through partnership with Proudfoot Consulting's clients, accelerates the pace of change from the consulting engagement.

Parson Consulting develops excellence in finance and operations. It assists chief financial officers by providing valuable financial information and insight into stakeholders through strategic finance, accounting and finance operations, governance and risk management, and corporate finance support. It does not undertake auditing or resell software and is therefore free of conflicts of interest.

The businesses of the Group are primarily focused on the main geographical markets for consulting services, which are currently North America and Europe, and, in addition, provide services in other smaller consulting markets such as Australia, Brazil, China and South Africa.

Certain risk factors in respect of MCG are set out in the "Risk Factors" section of this document on pages 8 to 12 of Part 2 of this document.

3. Selected financial information on MCG

The selected financial information on MCG set out below as at and for (i) the three years ended 31 December 2005 has been extracted, without material adjustment, from pages 35 to 39 of MCG's 2003 annual report and accounts, pages 39 to 43 of MCG's 2004 annual report and accounts and pages 40 to 45 of MCG's 2005 annual report and accounts and (ii) the six month periods ended 30 June 2005 and 30 June 2006 has been extracted, without material adjustment, from pages 9 to 12 of MCG's 2005 unaudited interim reports and pages 94 and 96 of MCG's 2006 interim report included in Part 9 of this document. Investors should read the whole of this document and not rely solely on the summarised financial information set out below.

	Years ended 31 December				6 months ended 30 June	
	2003*	2004*	2004**[1]	2005**	2005**	2006**
	£'000	£'000	£'000	£'000	£'000	£'000
Turnover	88,649	119,248	119,248	129,601	57,218	67,343
Operating profit before goodwill amortisation	209	12,341	12,436	13,559	4,565	6,909
Profit attributable to Shareholders	(4,928)	5,520	8,457	9,792	3,453	5,301
Earnings per Ordinary Share (basic) pence per share	2.7	3.0	4.6	5.3	1.9	2.9
As at 31 December/30 June:						
Total assets	88,503	91,191	95,143	107,931	94,243	106,600
Net current assets/(liabilities)	(6,367)	(3,633)	(1,699)	5,710	(864)	6,750
Net debt	—	—	—	—	—	—
Shareholders' funds	44,708	43,660	48,276	57,932	47,288	63,233

* UK GAAP

** IFRS

1 The selected financial information on MCG under IFRS in relation to the year ended 31 December 2004 has been extracted from the audited consolidated financial statements for the year ended 31 December 2005 set out in Part 8 of this document. The audit report of Deloitte & Touche LLP on the consolidated financial statements for that year covers note 30 included in Part 8 of this document, which sets out the restatement of the consolidated financial information for the year ended 31 December 2004 under IFRS.

4. Background to, and reasons for, the Acquisition

The Group's strategy is to:

- operate and continually invest in its consultancies and its people to deliver profitable, sustainable revenue growth that is ahead of the market rates of growth for the consultancy sector; and
- acquire consultancies that either diversify the range of consulting offerings available to clients or deepen the coverage of existing Group offerings. Each consulting offering goes to market through its own brand and is operated separately with its own dedicated management team.

Group management co-ordinates the introduction of clients as between the different offerings and seeks to communicate clearly, fairly and regularly with all of its stakeholders.

The proposed Acquisition secures a high quality consulting practice focused on France, a key European management consulting market place.

Ineum has client relationships with a vast majority of the companies in the current CAC 40 (the index of the 40 largest companies by market capitalisation on the Paris stock market) as well as with 28 of the current 39 French Global Fortune 500 companies, and has, to some extent, been constrained by its lack of international presence.

Ineum goes to market via its industry consulting groups and as a financial management consultancy. Financial management consulting comprises nine partners and approximately 125 professionals. Its services are similar to those of Parson Consulting, but are more developed and more extensive in France when compared with the existing small French business of Parson Consulting. It is proposed that the financial management practice of the Ineum Group will be combined with that of Parson Consulting to provide a step change in the French, European and worldwide operations. The combined business will trade as Parson Consulting.

Ineum's industry led business will continue to trade under the Ineum brand. This provides a third consulting offering with industry specialisms.

MCG will continue to invest in the Parson Consulting and Ineum Consulting offerings through recruitment of suitably qualified and experienced people and will continue to seek bolt-on acquisitions of suitable management consulting businesses.

The Chief Executive Officer of Parson Consulting and Ineum will be Didier Taupin. He has been President of Ineum since its foundation in 2003, and has an accomplished track record of growing profitable revenue. Rick Fumo, currently Chief Executive Officer of Parson Consulting, has indicated a desire to retire from his position but continue to work with specific clients and will act as Chairman of the advisers to Parson Consulting. The Group Chief Executive has agreed that Mr Fumo may resign as Chief Executive Officer of Parson Consulting with effect from the date of Completion, but he will continue to manage some important client accounts, assist with the integration of the financial management businesses of Parson and the Ineum Group and work with the Company's North American advisers.

In addition, Miguel de Fontenay, currently Vice Chairman of Ineum, who has overall market and sales responsibilities for Ineum and each of the leaders of Ineum's industry led and functional expertise groups, will enhance the depth of the Group's management capabilities. Mr Fontenay will be appointed as Senior Vice President of Sales and Global Accounts and will, in addition to his existing responsibilities, co-ordinate the cross selling of the Group's services to clients of the three consultancies of the Enlarged Group.

5. Benefits of the Acquisition

The Board believes that the Acquisition is a key development in the execution of the Group's strategic goals. In particular, the Board believes the Acquisition will have the following key benefits:

Operational

- Secures France's largest independent national management consultancy by gross revenue (excluding IT systems integrators and outsourcing practices)
- Broadens the Group's range of consulting offerings — industry led business consulting introduced
- Strong Ineum brand raises the Group's profile in Europe

- Strengthens existing service offerings in France, creating a significant financial management practice in two of the three largest European markets
- Creates a platform from which to grow industry led business consulting
- Deepens the Group's talent pool with internationally experienced partners

Geographic

- Secures a strong position in the world's fourth largest consulting market place which is forecast to grow at 7.2 per cent. in 2007[1]
- Gives access to a client base of leading French businesses, requiring services in France and internationally
- Diversifies the Group's geographic focus by increasing its European presence
- Creates a strong platform for further continental European growth

Financial

- Adds a well-managed and profitable business with growing revenues
- Expected to be earnings and operating margin enhancing in 2007[2]
- Creates an opportunity to reduce unit infrastructure costs
- Reduces exposure to US dollar earnings
- Offers a more balanced revenue mix in terms of market and type of services
- Improves capital structure by introducing debt at a level which will not constrain strategy implementation

6. Information on Ineum

Background

Ineum is the largest independent national management consultancy practice by gross revenue in France (excluding IT systems integrators and outsourcing practices)[1]. It was created out of the consultancy practice of Deloitte France in 2003 due to French regulatory changes that restricted the range of services an audit firm is able to provide to its audit clients.

Since becoming independent, Ineum has developed a reputation in the French market place for providing high quality consulting services. Ineum's independence gives it a greater ability to service clients, compared with many of its competitors, because it does not suffer from the actual or perceived conflicts of interest associated with the large multidisciplinary firms that provide consulting, auditing and other services.

Operations

The Ineum Group provides, through its industry groups, a broad range of consulting services relevant to specific industries like operational strategy, marketing and sales, supply chain management, IT and programme management and non-industry specific functional expertise in the financial management area. Its industry groups provide relevant services to the financial, public, manufacturing, consumer goods, energy and utilities, telecommunications and media, transportation and middle-market sectors.

Services are primarily provided from the Ineum Group's head office in Paris. In addition, there are French offices in Lyon, Marseille and Nantes. In the past 12 months, additional offices have been opened in Brussels and Luxembourg.

Ineum serves the vast majority of major French companies in the CAC 40, including BNP Paribas, EDF, Schneider, Société Génerale, Veolia and Vivendi. It provides services primarily in France, Belgium and Luxembourg.

---

1 Source: "Consulting Opportunities in France and Belgium: Key Data, Forecasts & Trends" published by Kennedy Information Inc., 2006 (page 100).

2 This statement is not intended to constitute a profit forecast and should not be interpreted to mean that the actual earnings of the Enlarged Group following the Acquisition will necessarily match or exceed the historic published earnings.

The size of the French market place for management consulting is estimated to be €3.1 billion[1]. The Ineum Group is estimated to have a 3 per cent. French market share[1,2]. Kennedy Information, Inc., a leading commentator on the consulting marketplace, estimates that the French management consulting market will grow by approximately 7.2 per cent. in 2007[1] compared with a compound average growth rate during the period 2004 to 2007 of 6.3 per cent. per annum[1]. The industry groupings account for approximately 75 per cent. of the Ineum Group's total revenue. The biggest industry group is the financial services industry sector. The other industry groupings are the public sector, manufacturing, energy and utilities, telecommunications and media, transportation and the middle market. The financial management consultancy practice accounts for the other 25 per cent. of the Ineum Group's total revenue.

Management and employees

Jacques Manardo has been the non-executive chairman (*President du Conseil de Surveillance*) of Ineum since 2003. Didier Taupin, who was appointed as President of Ineum at the same time, is responsible for managing the company. He is assisted by Miguel de Fontenay, the Vice Chairman of Ineum Consulting, who joined the Ineum Group in 2004 from Cap Gemini. Following Completion, the management of the Ineum Group will be structured on the basis described above in paragraph 4.

The employees of the business who are also shareholders are referred to as "partners". Since 2003, the business has developed with the admission of new partners through both lateral hires from other firms and internal promotions. There are currently 42 partners who, together with other senior employees, in aggregate own approximately 49.7 per cent. of the equity of Ineum. The remaining equity is owned by Mr Manardo (as to approximately 2.1 per cent.) and by the 3i Funds and Tecnet Participations (as to approximately 48.2 per cent.).

The Ineum Group employs approximately 675 people.

7. Summary financial information on Ineum

The accountant's report in Part 7 of this document shows that Ineum had consolidated gross assets as at 31 May 2006 of €94.2 million and profits before tax for the year ended 31 May 2006 of €10.3 million.

The revenue and operating profit (before and after non-recurring items) for the three years ended 31 May 2006, which are presented in accordance with International Financial Reporting Standards and have been extracted without material adjustment from the accountant's report in Part 7 of this document, are summarised below. The operating profit margin (before non-recurring items) has been calculated to one decimal place on the basis of the figures extracted without material adjustment set out below. Shareholders should read the whole of this document and not just rely on the summarised financial information set out below.

	Years ended 31 May		
	2004 €'000	**2005 €'000**	**2006 €'000**
Revenue	81,130	86,425	105,039
Operating profit before non-recurring items	3,318	6,953	12,063
Operating profit after non-recurring items	3,155	7,641	11,017
Operating profit margin before non-recurring items	4.1%	8.0%	11.5%

8. Financial effects of the Acquisition

MCG proposes to finance the Acquisition from its existing cash resources, new bank borrowing facilities and through the issue of the New Ordinary Shares to the Ineum Partners and Mr Manardo.

An unaudited pro forma balance sheet of the Enlarged Group, prepared for illustrative purposes only, showing the effect of the Acquisition, the issue of the New Ordinary Shares and the bank borrowing facilities, is set out in Part 11 of this document.

It is envisaged that one-off costs (excluding fees in relation to the Acquisition) estimated to amount to €5.5 million (£3.8 million) in aggregate associated with the integration of Ineum into the Group will be incurred in the financial year ending 31 December 2006 and the subsequent financial year.

1 Source: "Consulting Opportunities in France and Belgium: Key Data, Forecasts & Trends" published by Kennedy Information Inc., 2006 (page 51).

2 Source: "Consulting Opportunities in France and Belgium: Key Data, Forecasts & Trends" published by Kennedy Information Inc., 2006 (page 100).

The Acquisition will result in the recognition of intangible assets. In accordance with IFRS, intangible assets other than goodwill are amortised in the income statement over their estimated economic life.

Excluding one-off costs and the amortisation of intangibles, the Board believes that the Acquisition will enhance earnings per share in the year to 31 December 2007. This statement is not intended to constitute a profit forecast and should not be interpreted to mean that the actual earnings of the Enlarged Group following the Acquisition will necessarily match or exceed the historic published earnings.

Excluding one-off costs and the amortisation of intangibles, the Board believes that if the Acquisition had occurred at the beginning of the year ended 31 December 2005 then the Enlarged Group's earnings per share would have decreased in that year.

9. Summary terms of the Acquisition

The principal agreements relating to the Acquisition are (i) the Acquisition Agreement, (ii) the Relationship Agreement and (iii) the Escrow Agreement. Summaries of the key terms of these agreements are set out below. Please see Part 6 of this document for a fuller description of the principal agreements relating to the Acquisition.

Acquisition Agreement

Under the Acquisition Agreement, MCG has conditionally agreed to purchase all of the outstanding share capital of Ineum from the Ineum Partners, Jacques Manardo, the 3i Funds and Tecnet Participations in return for a total consideration of €120 million (£81.9 million), which will be satisfied by the payment of €54.0 million (£36.9 million) in cash to all of the Vendors and the issue of 81,020,798 new Ordinary Shares to the Ineum Partners and Mr Manardo on Completion. Representations and warranties of a usual nature have been given by the Ineum Partners.

Completion is conditional upon, inter alia:

- the passing of resolutions necessary to approve the Acquisition and to authorise the issue of the New Ordinary Shares at the Extraordinary General Meeting;
- admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities; and
- the Escrow Agreement and the Relationship Agreement becoming unconditional except insofar as any condition relates to the Acquisition Agreement becoming unconditional.

Completion will take place shortly after satisfaction of the above conditions precedent, and is expected to occur on 1 September 2006.

The Ineum Partners and Mr Manardo will, immediately following Completion, together hold 81,020,798 Ordinary Shares representing 29.9 per cent. of the Enlarged Share Capital of MCG. Such persons will be deemed to be persons acting in concert for the purposes of the Takeover Code until the Panel determines otherwise.

Relationship Agreement

Under the terms of the Relationship Agreement, which will be entered into prior to Completion, MCG and the Ineum Partners will agree upon the strategic direction of the Enlarged Group and to certain restrictions in respect of the New Ordinary Shares.

Rights and obligations under the Relationship Agreement will be conditional upon, inter alia, the Acquisition Agreement becoming wholly unconditional in all respects (except for any condition relating to the Relationship Agreement becoming unconditional).

(a) Lock-up undertakings

Subject to the provisions relating to claw back and the strategic plan outlined below, (i) each Ineum Partner may dispose of up to 50 per cent. of his New Ordinary Shares after the third anniversary but prior to and including the fourth anniversary of Completion and (ii) after the fourth anniversary of Completion, all New Ordinary Shares will be released from any restrictions on disposal. Apart from this, save in certain limited circumstances (including pursuant to a takeover offer or court order), each Ineum Partner will agree not to dispose of any New Ordinary Shares within four years of Completion.

(b) Claw back

In the event that an Ineum Partner ceases to be employed by the Ineum Group or the MCG Group (except if as a result of retirement, permanent disability or death), certain of the New Ordinary Shares held by such Ineum Partner will be gifted back by the relevant Ineum Partner to MCG on the basis of (i) 75 per cent. in year one; (ii) 60 per cent. in year two; (iii) 45 per cent. in year three; and (iv) 30 per cent. in year four.

In the event that an Ineum Partner ceases to be employed by the Enlarged Group as a result of personal performance issues or redundancy of the occupied position, certain of the New Ordinary Shares held by such Ineum Partner will be gifted back by the relevant Ineum Partner to MCG on the basis of (i) 50 per cent. in year one; (ii) 35 per cent. in year two; and (iii) 20 per cent. in years three and four.

Except where the requirement to gift back shares arises from a personal performance issue, such gifting back of New Ordinary Shares will result in all remaining obligations and liabilities of the relevant Ineum Partner in relation to the Acquisition Agreement, the Relationship Agreement and the Escrow Agreement terminating other than with respect to certain undertakings in the Acquisition Agreement.

(c) Strategic plan

MCG will agree to use its reasonable endeavours for four years from Completion to follow the strategy set out below in respect of the Enlarged Group.

MCG will seek to expand with different types of consulting and professional services to complement the existing divisions of Proudfoot Consulting (operational improvement); Parson Consulting (financial management); Ineum Consulting (industry sector led consulting). The Group does not intend to diversify into outsourcing and other consulting businesses that might create a conflict of interest or perceived conflict of interest with the existing MCG businesses. MCG will seek to reflect the broad geographic balance of the world's consulting spend. The transatlantic axis will be crucial with Europe and North America being reasonably balanced and there is a commitment to grow in Asia Pacific as that geography takes on greater world significance. MCG's objective is to deliver shareholder value over the medium term by acquisition and organic revenue and margin growth as a multidisciplinary consulting and professional services group.

Under the Relationship Agreement, if after extensive consultations with the Board, Mr Manardo determines (acting in good faith) that there has been a material change in the strategy, the Ineum Partners are released from their obligations under the Relationship Agreement and the New Ordinary Shares held from time to time by the Ineum Partners will be voted as a single block by Mr Taupin (or his replacement from time to time) on behalf of all Ineum Partners in such manner as the Ineum Partners may determine.

(d) Succession to Mr Manardo

Mr Manardo will be appointed to the Board on Completion. If Mr Manardo ceases to be a Director within four years from the date of Completion, Mr Taupin (or his replacement from time to time) is entitled to put forward a suitably qualified and experienced replacement candidate for consideration. If such candidate is not appointed, a further candidate can be put forward and if such further candidate is not appointed then Mr Taupin will be put forward. If the Board fails to approve the appointment of any of these candidates then the Escrow Agreement and the lock-up and claw back arrangements in the Relationship Agreement will be unconditionally released and the New Ordinary Shares held thereafter from time to time by the Ineum Partners will unconditionally and irrevocably be voted at any general meeting of Shareholders on any resolution as a single block by Mr Taupin (or his replacement from time to time) on behalf of all the Ineum Partners.

Escrow Agreement

The Escrow Agreement will be executed between the Ineum Partners, MCG and a suitable escrow agent on or immediately before the date of Completion. The Escrow Agreement will provide for an escrow agent to hold share certificates and stock transfer forms relating to the New Ordinary Shares in escrow and, in circumstances where MCG has a warranty claim under the Acquisition Agreement or a right to claw back shares under the Relationship Agreement, will sell certain of the New Ordinary Shares or release them to MCG.

The French works councils of each of the Ineum Group and MCG have been appropriately consulted and provided with information in relation to the Acquisition.

10. Dilution of ordinary share capital upon Completion

Upon Completion and following allotment and issue of the New Ordinary Shares, the Enlarged Share Capital is expected to be 270,972,569 Ordinary Shares (assuming no further exercise of options to subscribe for new Ordinary Shares under the Share Option Schemes). On this basis, the New Ordinary Shares will represent approximately 29.9 per cent. of the Enlarged Share Capital and the Existing Ordinary Shares will represent approximately 70.1 per cent. of the Enlarged Share Capital.

Following issue of all of the New Ordinary Shares to be allotted pursuant to the Acquisition and on the same basis as stated above, existing Shareholders will suffer an immediate dilution of approximately 29.9 per cent. in their interests in the Company.

11. Employee retention

The Board recognises the importance of retaining key people in the business and aligning their interests with those of the Shareholders generally. For that reason, the consideration payable to the Ineum Partners is primarily by way of New Ordinary Shares that cannot be realised until the third or fourth anniversaries following Completion, as described above in paragraph 9. In addition, there is a proposal for the adoption of a French Sub-Plan to the Proudfoot PLC 1998 Executive Share Option Scheme to facilitate the grant of options to French resident employees, as described below in paragraph 12.

To integrate the Ineum Group employees into MCG, the Board also believes that it is essential that it has the ability to motivate those employees in line with the Group's success by means of share related incentive schemes. Such schemes are an important component of the incentives provided to current MCG Group employees. The consideration for the Acquisition is approximately 50 per cent. payable in cash. The Board considers that the cash consideration for the Acquisition has the effect of reducing proportionately the ability of MCG to grant options under the Proudfoot PLC 1998 Executive Share Option Scheme to both existing employees of the Group and the Ineum Group employees, as the share capital from which the headroom limits under the Scheme are measured will not increase in size proportionate to the size of the business acquired. Hence, it is proposed to increase the headroom capacity under the Proudfoot PLC 1998 Executive Share Option Scheme. In a previous primarily cash financed acquisition, Shareholders agreed to the creation of an employee retention pool, involving options granted under the Proudfoot PLC 1998 Executive Share Option Scheme which were not taken into account in the headroom limit. The effect of the approval was to increase the capacity of share options available for grants to employees by 10 per cent. of the cash consideration paid for the acquisition in question. On a comparable equitable basis, the Directors believe that it is appropriate that they seek Shareholders' approval to increase the capacity for granting options to employees of the Enlarged Group by an amount which approximately equates to the cash component of the consideration payable for the Acquisition. For the avoidance of doubt, the increase in the available capacity to grant options over Ordinary Shares will not change the existing Board practices relating to the grant of options or entitlement to options.

In aggregate, this will allow the granting of unfunded share options over 12.8 per cent. of the enlarged fully diluted ordinary share capital. Approval to the amendment of the headroom limit is being sought through Resolution 5 contained in the EGM Notice at the end of this document. Following the adoption of the proposed amendments, the number of Ordinary Shares which may be issued or become issuable pursuant to the Proudfoot PLC 1998 Executive Share Option Scheme may not exceed 12.8 per cent. of the issued ordinary share capital of MCG from time to time. Further details of the operation of the overall limit of the Proudfoot PLC 1998 Executive Share Option Scheme are summarised in paragraph 16.2 of Part 13 of this document. New options will continue to be granted in accordance with the rules of the Proudfoot PLC 1998 Executive Share Option Scheme, which has previously been agreed by Shareholders, details of which are summarised in paragraph 16 of Part 13 of this document.

12. Amendments to the Proudfoot PLC 1998 Executive Share Option Scheme and authority to adopt a new trust

(a) *Extension of the life of the Proudfoot PLC 1998 Executive Share Option Scheme*

Under the present rules of the Proudfoot PLC 1998 Executive Share Option Scheme, no options may be granted under it after 18 June 2008. The Directors currently consider that the Proudfoot PLC 1998 Executive Share Option Scheme will continue to be an important tool to incentivise employees of the Enlarged Group to contribute to the future success of the Enlarged Group and that it is appropriate for

options to continue to be granted pursuant to the Proudfoot PLC 1998 Executive Share Option Scheme. Accordingly, the Directors are proposing to amend the rules of the Proudfoot PLC 1998 Executive Share Option Scheme to allow options to be granted under it for a further three years (so that options may continue to be granted under it until 18 June 2011). Approval to the extension of the Proudfoot PLC 1998 Executive Share Option Scheme is being sought through Resolution 5 contained in the EGM Notice. Benefits under the Proudfoot PLC 1998 Executive Share Option Scheme are not, and will continue not to be, pensionable.

(b) Amendments to the process for satisfaction of the exercise of options

In addition to the amendment to the headroom limit described above, the Directors also propose to amend the rules of the Proudfoot PLC 1998 Executive Share Option Scheme to enable MCG (at the discretion of the Directors) to satisfy the exercise of both existing and future options granted under the Proudfoot PLC 1998 Executive Share Option Scheme by issuing or procuring the transfer of a smaller number of Ordinary Shares than the number over which the options are being exercised. The amendments would have the effect of allowing MCG to satisfy the exercise of an option granted under the Proudfoot PLC 1998 Executive Share Option Scheme by issuing (or procuring the transfer of) only that number of Ordinary Shares which has a value, at the time of exercise of the options, equal to the net gain resulting from the exercise — that is, the amount by which the market value of the Ordinary Shares over which the optionholder is exercising his or her options exceeds the total exercise price payable for those Ordinary Shares.

The aim of the proposal is to reduce the need to issue new Ordinary Shares under the Proudfoot PLC 1998 Executive Share Option Scheme, thereby reducing the dilutive effect of the Scheme.

The economic effect for the optionholders will not be materially different as if they exercised their options using a cashless exercise facility. In neither case will the optionholders have to fund from their own resources and pay over the total exercise price to MCG, but the optionholders will receive fewer Ordinary Shares following the exercise.

The Directors consider that the proposed amendment is in the interests of Shareholders. Although MCG will not receive the exercise price monies, the options will have a less dilutive effect on MCG's issued ordinary share capital (because a lesser number of Ordinary Shares will need to be issued or delivered to optionholders).

If newly issued Ordinary Shares are to be used, MCG may issue Ordinary Shares to the Proudfoot Employee Share Ownership Trust or another employee benefit trust, which would be entitled to subscribe for the Ordinary Shares for an amount equal to their nominal value. The trustees would then transfer the Ordinary Shares to the optionholders.

The Directors will choose the method of delivery of Ordinary Shares to the optionholders in a way that the Directors consider to be the most expedient, for instance taking into account ease of administration and taxation factors.

(c) Trust arrangements

The existing employee share ownership trust of MCG, the Proudfoot Employee Share Ownership Trust, is an onshore employee share ownership trust. It is common practice for employee share ownership trusts to be located in offshore jurisdictions to prevent capital gains tax charges arising within the trust. The Directors are considering the tax implications further of having the existing trust onshore and are considering whether it may be better to establish a new employee share ownership trust offshore or transfer the residency of the Proudfoot Employee Share Ownership Trust offshore. Accordingly, the Directors are seeking through Resolution 5, contained in the EGM Notice at the end of this document, authority for the adoption of a new employee share ownership trust to be established offshore, if they see fit. Any new employee share ownership trust may have as its beneficiaries employees and directors and former employees and directors of the Enlarged Group and all wives, husbands, widows, widowers or children or dependent step-children under the age of 18 of such employees and directors and former employees and directors of the Enlarged Group. Any issue of new Ordinary Shares made to any new trust would count against the existing headroom limits under the Proudfoot PLC 1998 Executive Share Option Scheme in the same way as for the Proudfoot Employee Share Ownership Trust.

(d) Adoption of French Sub-Plan

The Directors are also proposing to adopt a French Sub-Plan to the Proudfoot PLC 1998 Executive Share Option Scheme, subject to the approval of the Shareholders pursuant to Resolution 6 contained in the

EGM Notice at the end of this document. Under the French Sub-Plan, options over Ordinary Shares may be granted to French resident employees on modified terms that should enable both the employees and MCG to obtain more beneficial tax treatment in respect of their options. The headroom and individual limits contained in the main rules of the Proudfoot PLC 1998 Executive Share Option Scheme will apply to options granted under the French Sub-Plan. The rules of the French Sub-Plan would prevent the exercise of vested options at any time when the Ineum Partners' and Mr Manardo's aggregate holding following exercise would be equal to or exceed 30 per cent. of the then issued ordinary share capital of the Company. The exercise price per Ordinary Share of an option granted pursuant to the French Sub-Plan will not be less than the higher of the market value per Ordinary Share, determined by the closing middle market quotation of an Ordinary Share on the business day prior to the grant (in accordance with the main rules of the Proudfoot PLC 1998 Executive Share Option Scheme), and the exercise price required pursuant to French legislation to obtain tax favourable treatment (being 80 per cent. of the average quotation prices of an Ordinary Share on the 20 trading days immediately preceding the date of grant).

(e) Other amendments

The Directors are also proposing to adopt further amendments to the rules of the Proudfoot PLC 1998 Executive Share Option Scheme. These amendments include changes to the rules of the Scheme to take into account new age discrimination legislation which is due to come into effect on 1 October 2006. The changes include removing the prohibition on granting options to an employee of the Group who is within two years of his normal retirement date, as this prohibition will be considered to be discriminatory and potentially expose MCG to adverse discrimination claims. Individual employees who retire are only able to exercise their options after the third anniversary of the grant after the "Exercise Number" of the Ordinary Shares over which the option may become exercisable is determined (if they are still in employment at that time). The new legislation is currently uncertain in its application and therefore additional powers are proposed to be given to the Directors to amend the rules or individual options further to take into account age discrimination issues (if needed).

It is also proposed that the Directors should have the power to amend the rules of the Proudfoot PLC 1998 Executive Share Option Scheme applicable to employees of the Enlarged Group, who are resident or may be subject to taxation in respect of their options outside the United Kingdom, to take account of or mitigate or reduce the burden of or comply with overseas taxation, securities or exchange control laws without the need for shareholder approval. This power of amendment is subject to the proviso that the terms of such amended options are not overall more favourable than the terms of options granted to other employees. The headroom and individual limits will continue to apply to the amended options and the exercise price per Ordinary Share of any amended option will not be less than the market value per Ordinary Share determined by the closing middle market quotation of an Ordinary Share on the business day prior to the date of grant in accordance with the rules of the Proudfoot PLC 1998 Executive Share Option Scheme.

The name of the Proudfoot PLC 1998 Executive Share Option Scheme is also going to be changed to the Management Consulting Group PLC 1998 Executive Share Option Scheme.

The Directors are also seeking to make additional minor amendments to the rules of the Proudfoot PLC 1998 Executive Share Option Scheme to take into account developments in law and practice since the adoption of the scheme.

13. Current trading and prospects

MCG's revenue for the financial year to date is considerably ahead of the same period last year. Except for Parson in North America both Proudfoot Consultancy and Parson Consultancy have made good progress in all geographic areas. The full text of the announcement made earlier today of the MCG results for the six months ended 30 June 2006 is set out in Part 9 of this document.

Trading for the financial year to date for Ineum is in line with its budget and consistent with the levels of trading for the same period shown in the audited financial statement for the year ending 31 May 2006.

The Board has a confident outlook for the Enlarged Group's performance for the remainder of 2006.

14. Additional Director

Upon Completion, the Board has agreed, pursuant to the terms of the Relationship Agreement, that Jacques Manardo, the non-executive chairman of Ineum, will join the Board as a non-executive Director. Further details about Mr Manardo are set out in paragraph 2 of Part 13 of this document.

Mr Manardo will stand for re-election as a non-executive Director at the next annual general meeting of the Company.

15. Details of banking facilities

MCG has entered into a new, secured, multi-currency committed £30 million term and £20 million revolving credit facility arranged by Barclays Bank pursuant to a facility agreement dated 25 July 2006 between (1) MCG (as borrower), (2) MCG and certain subsidiaries (as guarantors), (3) Barclays Bank as agent, security agent and original issuing bank and (4) Barclays Bank (as the original lender). The arrangement fee for the loans is 1.25 per cent., the facility/security agent's fee is as agreed between the parties and the margin over LIBOR on the loans is between 0.8 per cent. and 1.5 per cent. dependent on the ratio of Total Debt to Consolidated EBITA (as such terms are defined in the agreement). The new term loan will be for three years with annual repayments of £6 million per annum in the first three years and the balance repayable, subject to refinancing, at final maturity. The revolving credit facility will be available for three years from the date of Completion.

16. Dividend policy

The Board intends to continue a progressive dividend policy dependent on the performance of the underlying business of the Enlarged Group, the debt servicing requirements and future acquisition opportunities. This statement should not be construed as a dividend forecast or as a guarantee that any dividends will be paid in the future.

17. Concert party

The Ineum Partners and Mr Manardo will be deemed to be persons acting in concert for the purposes of the Takeover Code until the Panel determines otherwise.

Under Rule 9 of the Takeover Code, when any person:

(i) acquires, whether by a series of transactions over a period of time or not, an interest in shares (as defined in the Takeover Code) in a company to which the Takeover Code applies (which includes the Company) which (taken together with shares in which persons acting in concert with him are interested) carry 30 per cent. or more of the voting rights of a company; or

(ii) together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30 per cent. of the voting rights of a company to which the Takeover Code applies (which includes the Company) but does not hold shares carrying more than 50 per cent. of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested,

such a person shall extend offers to the holders of any class of equity share capital whether voting or non-voting and also to the holders of any other class of transferable securities carrying voting rights.

Where any person who, together with persons acting in concert with him, is interested in shares which in aggregate carry more than 50 per cent. of the voting rights of a company to which the Takeover Code applies (which includes the Company) and acquires interests in additional voting shares, then that person will not generally be required to extend an offer to the other shareholders to acquire their shares (although individual members of the concert party will not be able to increase their percentage interest in shares through a Rule 9 threshold without the consent of the Panel).

The effect of Rule 9 would be that were any member of the concert party (i.e. any Ineum Partner or Mr Manardo) to acquire an interest in shares in the Company which (taken together with shares in the Company in which any of the Ineum Partners or Mr Manardo are interested) carry 30 per cent. or more of the voting rights of the Company, that person would need to extend offers to the holders of any class of equity share capital whether voting or non-voting and also to the holders of any other class of transferable securities carrying voting rights in the Company. Each of the Ineum Partners and Mr Manardo have undertaken, in the Acquisition Agreement, not to acquire any further interests in Ordinary Shares which would take their collective interest in the voting rights of the Company to 30 per cent. or more.

18. Extraordinary General Meeting

Set out at the end of this document is a notice convening an Extraordinary General Meeting of the Company to be held at the Bridewell 2 Suite, the Crowne Plaza Hotel, 19 New Bridge Street, London

EC4V 6DB at 3.30 p.m. on 30 August 2006 for the purpose of considering and, if thought fit, passing the following resolutions in connection with the proposals outlined above:

1. the approval of the Acquisition;

2. the approval of the increase of the authorised share capital of the Company from £75,000,000 divided into 300,000,000 Ordinary Shares to £125,000,000 divided into 500,000,000 Ordinary Shares, such increase representing approximately 105.3 per cent. of the Existing Ordinary Shares (and an increase of approximately 66.7 per cent. of the authorised ordinary share capital of the Company as at the date of this document);

3. the authorisation of the Directors, pursuant to section 80 of the Act, to allot relevant securities up to a maximum nominal amount of £39,635,154 (158,540,614 Ordinary Shares) (representing approximately 58.5 per cent. of the Enlarged Share Capital), such authority to expire on the earlier of the fifth anniversary of the passing of the resolution or the conclusion of the annual general meeting of the Company to be held in 2011;

4. the disapplication of the statutory pre-emption rights contained in section 89 of the Companies Act in relation to the allotment of equity securities for cash, up to an aggregate nominal amount of £3,387,157 (13,548,628 Ordinary Shares) (representing approximately 7.1 per cent. of the Existing Ordinary Shares and approximately 5.0 per cent. of the Enlarged Share Capital), such authority to expire on the earlier of the fifth anniversary of the passing of the resolution or the conclusion of the annual general meeting of the Company to be held in 2011;

5. the approval of amendments to the rules of the Proudfoot PLC 1998 Executive Share Option Scheme and authorisation of the adoption of a new employee share ownership trust; and

6. the approval and adoption of the French Sub-Plan to the Proudfoot PLC 1998 Executive Share Option Scheme.

Certain of the above resolutions are conditional on other resolutions being passed, as set out in the EGM Notice at the end of this document.

The Acquisition requires the approval of Shareholders due to its size as it constitutes a Class 1 transaction under the Listing Rules. Further details of the Acquisition are set out above and in Part 6 of this document.

The increase in share capital contemplated by the EGM Notice set out at the end of this document is required in order to enable the Acquisition to proceed and to leave the Company with a balance of authorised but unissued ordinary share capital of £57,256,857.75 (229,027,431 Ordinary Shares) which the Directors believe is an appropriate level of authorised but unissued share capital to maintain following the Acquisition.

The authority under section 80 of the Act is required to implement the Acquisition and to provide an appropriate level of authorised but unissued share capital following Completion, and, taking in account the amount of outstanding options under the Share Option Schemes, in respect of which the Directors have authority to allot, subject always to the statutory rights of pre-emption contained in section 89 of the Act.

The authority under section 95 of the Companies Act is to provide limited authority to allot Ordinary Shares for cash after the Acquisition otherwise than *pro rata* to Shareholders.

The Board has no present intention of using the authorities granted by the Resolutions to issue any of the Company's ordinary share capital other than pursuant to the Acquisition and to satisfy the exercise of options under the Share Option Schemes. The increased authorised share capital will be used for issuing New Ordinary Shares pursuant to the Acquisition and Ordinary Shares pursuant to the exercise of options under the Share Option Schemes.

The Acquisition is conditional, inter alia, upon the passing of the Resolutions.

Following Admission; assuming that the Resolutions are passed, and that there is no further exercise of options under the Share Option Schemes, the Company will have an authorised share capital of £125,000,000 divided into 500,000,000 Ordinary Shares of which £67,743,142.25 divided into 270,972,569 Ordinary Shares will be in issue.

19. Action to be taken

You will find enclosed with this document a Form of Proxy for use at the EGM. Whether or not you propose to attend the EGM in person, you are asked to complete the Form of Proxy in accordance with

the instructions printed thereon and to return it to the Company's registrars, Capita Registrars, Bourne House, 34 Beckenham Road, Kent, BR3 4TU so as to arrive as soon as possible, but in any event so as to be received not later than 3.30 p.m. on 28 August 2006. Completion and return of a Form of Proxy will not preclude you from attending the EGM and voting in person should you so wish.

20. Additional information

Your attention is drawn to the further information set out in Parts 1 to 4 and 6 to 13 of this document.

21. Recommendation

The Board, which has received financial advice from Rothschild, considers the Proposals to be in the best interests of Shareholders as a whole. In providing advice to the Board, Rothschild has placed reliance upon the Directors' commercial assessments of the Proposals.

Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Resolutions to be proposed at the EGM as the Directors intend to do in respect of their own beneficial shareholdings, which in aggregate amount to 2,771,776 Ordinary Shares (representing approximately 1.5 per cent. of the current issued ordinary share capital of the Company).

Yours faithfully

R.W.H. Stomberg
Chairman

PART 6

SUMMARY OF THE TERMS OF THE ACQUISITION

1. Acquisition Agreement

(a) Introduction

The Acquisition Agreement is dated 25 July 2006 and was amended by an amendment agreement dated 4 August 2006. The parties to it are: (1) the Ineum Partners, (2) Mr Manardo, (3) the 3i Funds, (4) Tecnet Participations and (5) MCG. Under the Acquisition Agreement, MCG has conditionally agreed to purchase all of the outstanding share capital and voting rights of Ineum (the "Ineum shares").

(b) Consideration

The purchase price payable by MCG for the Ineum shares is €120 million.

The consideration is to consist of: (1) cash of €54.0 million payable to the 3i Funds, Tecnet Participations, Mr Manardo and the Ineum Partners in full on completion, and (2) the New Ordinary Shares (having an aggregate value of €66.0 million) which will be issued as fully paid to Mr Manardo and the Ineum Partners on Completion.

The number of the New Ordinary Shares being issued is 81,020,798, which number was calculated by reference to (i) the price per Ordinary Share resulting from taking the average mid-market Closing Price over the 30 trading days prior to the formal announcement of the Acquisition on 25 July 2006 and (ii) the average of the sterling/euro exchange rate (calculated on a daily basis), as published in the UK edition of the Financial Times for the 30 trading days prior to the formal announcement of the Acquisition on 25 July 2006.

(c) Conditions to Completion

Completion is conditional upon, *inter alia*:

(i) the passing of resolutions necessary to approve the Acquisition and to authorise the issue of the New Ordinary Shares;

(ii) admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities; and

(iii) the Escrow Agreement and the Relationship Agreement becoming unconditional except insofar as any condition relates to the Acquisition Agreement becoming unconditional;

Completion will take place shortly after satisfaction of the above conditions precedent, and is expected to occur on 1 September 2006.

(d) Representations and warranties

The Ineum Partners are providing certain representations and warranties relating to the business and affairs of Ineum in favour of MCG. Mr Manardo is not giving warranties relating to the business and affairs of Ineum in favour of MCG. The warranties provided by the Ineum Partners are customary for a transaction of the nature and type of the Acquisition. Such representations and warranties are deemed to be given at the date of the agreement and again at the date of Completion. Each of the 3i Funds and Tecnet Participations give limited representations and warranties in favour of MCG relating to due authority, execution and title to the shares being transferred.

The Ineum Partners, the 3i Funds and Tecnet Participations have each agreed (in the same proportion as the consideration they each have received) to indemnify severally MCG against any losses suffered by reason of any inaccuracy in, or breach of, the relevant warranties given by each of them. Any payment by the Ineum Partners will be treated as a reduction in the purchase price of the Ineum shares. In order to secure the indemnification from the Ineum Partners MCG is entitled to arrange for the New Ordinary Shares issued to the Ineum Partners to be sold in the market as detailed in the Escrow Agreement (see paragraph 3 below).

The Ineum Partners' liability in respect of the warranties is subject to certain limitations. In particular, it is subject to an overall aggregate cap of €36 million. The 3i Funds' and Tecnet Participations' liability is subject to an overall cap of the total consideration received by each of them under the Acquisition Agreement. Furthermore in all cases, a claim will only lie where the amount of loss in respect of a single claim or series of claims exceeds €100,000 and where the aggregate liability exceeds €1.0 million.

Each of the Ineum Partners, the 3i Funds and Tecnet Participations will have no liability for a breach of warranty unless MCG provides them with a notice of claim: (i) prior to the expiration of the applicable statute in respect of any tax matters, or (ii) within 18 months of the date of Completion for all other matters.

The Acquisition Agreement also contains certain limited representations and warranties by MCG in relation to authorisation, execution, issue of the New Ordinary Shares and the production of this document with an indemnity in favour of the Ineum Partners, Mr Manardo, the 3i Funds and Tecnet Participations in a form similar to that provided by the Ineum Partners in the event of breach.

(e) Other material terms

The Ineum Partners and Mr Manardo have agreed that between the date of the Acquisition Agreement and Completion, the businesses of Ineum and its subsidiary will be operated in the ordinary course and subject to certain specific restrictions which are usual in the circumstances where there is a period between exchange and completion of legally binding contracts.

The Ineum Partners have agreed for a period of two years following the date of Completion not to engage in France in any business competing with Ineum whether as shareholders or partners. In addition, each Ineum Partner has agreed for a period of two years following the date of Completion not to solicit clients or employees of Ineum should they leave the employment of an Enlarged Group company.

2. Relationship Agreement

(a) Introduction

The Relationship Agreement is to be entered into on or shortly before Completion. The parties to it are: (1) the Ineum Partners and (2) MCG. Under the Relationship Agreement, MCG and the Ineum Partners have agreed to the strategic direction of the Enlarged Group and to certain restrictions in respect of the New Ordinary Shares.

Rights and obligations under the Relationship Agreement are conditional upon, *inter alia*, the Acquisition Agreement becoming wholly unconditional in all respects (except for any condition relating to the Relationship Agreement becoming unconditional).

(b) Lock-up undertakings

Subject to the provisions relating to claw back and the strategic plan outlined below, (i) each Ineum Partner may dispose of up to 50 per cent. of his New Ordinary Shares after the third anniversary but prior to and including the fourth anniversary of Completion and (ii) after the fourth anniversary of Completion, all New Ordinary Shares will be released from any restrictions on disposal.

Each Ineum Partner has agreed to use reasonable endeavours to procure that any sales of New Ordinary Shares between the third anniversary of Completion and the date falling four years and six months following Completion will be effected through MCG's brokers.

Furthermore the provisions of the Relationship Agreement relating to disposals of New Ordinary Shares do not apply to (i) an offer to acquire the entire issued share capital of MCG made on the same terms in relation to all shares to which it relates, (ii) any disposal required by an order of a court of competent jurisdiction, (iii) an offer by MCG to purchase its own shares made on identical terms to all holders of the same class of share or (iv) a disposal pursuant to the terms of the Escrow Agreement.

(c) Claw back

In the event that an Ineum Partner ceases to be employed by Ineum or the MCG Group (except if as a result of retirement, permanent disability or death), certain of the New Ordinary Shares held by such Ineum Partner will be gifted back by the relevant Ineum Partner to MCG on the following basis:

(i) where the leaving date is on or before the first anniversary of Completion, the lesser of 75 per cent. of the New Ordinary Shares issued to him or the total number held at the leaving date;

(ii) where the leaving date is after the first anniversary but on or before the second, the relevant percentage is 60 per cent.;

(iii) where the leaving date is after the second anniversary but on or before the third, the relevant percentage is 45 per cent.;

(iv) where the leaving date is after the third anniversary but on or before the fourth, the relevant percentage is 30 per cent.

In the event that an Ineum Partner ceases to be employed by the Enlarged Group as a result of personal performance issues or redundancy of the occupied position, certain of the New Ordinary Shares held by such Ineum Partner will be gifted back by the relevant Ineum Partner to MCG on the following basis:

(i) where the leaving date is on or before the first anniversary of Completion, the lesser of 50 per cent. of the New Ordinary Shares issued to him or the total number held at the leaving date;

(ii) where the leaving date is after the first anniversary but on or before the second, the relevant percentage is 35 per cent.;

(iii) where the leaving date is after the second anniversary but on or before the fourth, the relevant percentage is 20 per cent.

Except where the requirement to gift back shares arises from a personal performance issue, such gifting back of New Ordinary Shares will result in all remaining obligations and liabilities of the relevant Ineum Partner in relation to the Acquisition Agreement, the Relationship Agreement and the Escrow Agreement terminating other than with respect to certain undertakings in the Acquisition Agreement.

(d) Strategic plan

MCG agrees to use its reasonable endeavours for four years from Completion to follow the strategy set out below in respect of the Enlarged Group:

> *MCG will seek to expand with different types of consulting and professional services to complement the existing divisions of Proudfoot Consulting (operational improvement); Parson Consulting (financial management); Ineum Consulting (industry sector led consulting). The Group does not intend to diversify into outsourcing and other consulting businesses that might create a conflict of interest or perceived conflict of interest with the existing MCG businesses. MCG will seek to reflect the broad geographic balance of the world's consulting spend. The transatlantic axis will be crucial with Europe and North America being reasonably balanced and there is a commitment to grow in Asia Pacific as that geography takes on greater world significance. MCG's objective is to deliver shareholder value over the medium term by acquisition and organic revenue and margin growth as a multidisciplinary consulting and professional services group.*

Under the Relationship Agreement, the parties have agreed that Mr Manardo may determine that there has been a material change in this strategy, following successive discussions with Mr Taupin, the Chief Executive for the time being of Ineum, the Board and, separately from the rest of the Board, the Chairman and non-executive Directors.

If Mr Manardo does determine (acting in good faith) that there has been a material change, (i) the Ineum Partners are released from their obligation not to dispose of the New Ordinary Shares (see paragraph (b) above) or to have to gift a proportion of such shares back to the Company on leaving employment of the Enlarged Group (see paragraph (c) above), and (ii) the New Ordinary Shares held from time to time by the Ineum Partners will be voted as a single block by Mr Taupin (or his replacement from time to time) on behalf of all Ineum Partners in such manner as the Ineum Partners may determine.

(e) Succession to Mr Manardo

Mr Manardo will be appointed to the Board as a non-executive Director on Completion. If Mr Manardo ceases to be a Director within four years from the date of Completion, Mr Taupin (or his replacement from time to time) is entitled to put forward a suitably qualified and experienced replacement candidate and the Chief Executive Officer of MCG shall not unreasonably withhold or delay approval to the appointment of such candidate.

Following such approval by the Chief Executive Officer of MCG, MCG shall procure that the appointment of such replacement nominee shall promptly be proposed to the Board and the Board shall promptly consider whether or not to appoint such replacement.

If a replacement nominee is not so appointed, MCG and the Ineum Partners agree that approval of the Chief Executive Officer of MCG may be sought for a further suitably qualified and experienced alternative candidate and may not be unreasonably withheld or delayed. The same appointment procedures as set out above in relation to the first replacement nominee shall apply to any further replacement candidate.

If the Board fails to appoint a further replacement nominee within 20 business days of the date of the proposal, MCG shall procure that Mr Taupin shall immediately be proposed to the Board, provided

always that if Mr Taupin shall not be so appointed, the Escrow Agreement and the lock-up and claw back arrangements will be unconditionally released, any Ineum Partner may dispose of his New Ordinary Shares, and the New Ordinary Shares held thereafter from time to time by the Ineum Partners will unconditionally and irrevocably be voted at any general meeting of the MCG shareholders on any resolution as a single block by Mr Taupin (or his replacement from time to time) on behalf of all the Ineum Partners.

(f) Other terms

Each Ineum Partner agrees to exercise voting rights in respect of the New Ordinary Shares independently from the other Ineum Partners, subject to the exception set out above in relation to a material change in the Enlarged Group's strategy.

3. Escrow Agreement

(a) Introduction

The Escrow Agreement will be executed on or shortly before the date of Completion. The parties to it are: (1) the Ineum Partners (2) MCG and (3) an appropriate escrow agent (the "Escrow Agent"). Under the Escrow Agreement, the parties agree that the Escrow Agent will hold share certificates and stock transfer forms relating to the New Ordinary Shares in escrow and, in certain circumstances (set out below), will sell certain of the New Ordinary Shares or release them to MCG.

(b) Warranty claim procedure

MCG may, by serving a claim notice specifying the amount and nature of the claim, require the Escrow Agent to sell certain of the New Ordinary Shares to satisfy claims brought by MCG against the Ineum Partners.

Under the Escrow Agreement, the Escrow Agent agrees that, unless a representative of the Ineum Partners serves a claim dispute notice within 20 business days of the date of the claim notice, it will use all reasonable endeavours to sell such New Ordinary Shares as it believes is required to raise a sum equal to the amount of the claim.

In the event of a dispute, the Escrow Agent will retain such New Ordinary Shares to the value of the amount claimed until instructed either jointly in writing by MCG and the representative of the Ineum Partners or by an arbitrator or court of competent jurisdiction.

(c) Claw back procedure

MCG may also, by serving a claw back notice on the Escrow Agent, require the Escrow Agent to deliver the relevant stock transfer forms and share certificates relating to those New Ordinary Shares to be gifted back to MCG, so as to satisfy the obligations of the relevant Ineum Partner under the Relationship Agreement.

The Escrow Agent agrees that, if a claw back dispute notice is received within 20 business days of the date of the claw back notice, it will retain in escrow such stock transfer forms and share certificates as relate to the relevant New Ordinary Shares to be clawed back. It will retain them until instructed either jointly in writing by MCG and the representative of the Ineum Partners or by an arbitrator or court of competent jurisdiction.

(d) Strategic plan event

Upon receipt of a material change in strategy notice (in accordance with the Relationship Agreement), the Escrow Agent agrees to release all stock transfer forms and share certificates to the representative of the Ineum Partners or to the Ineum Partners themselves, within one business day of service of the such material change in strategy notice. No documents will be released by the Escrow Agent if they are the subject of an existing claim dispute notice or claw back dispute notice.

(e) Other material terms

The Escrow Agent is not liable for any loss suffered by MCG or the Ineum Partners incurred as a result of the Escrow Agent performing its duties under the Escrow Agreement.

MCG and the Ineum Partners have agreed to indemnify the Escrow Agent jointly and severally against any losses incurred as a result of the performance by it of duties under the Escrow Agreement. MCG has agreed to pay the Escrow Agent's fees.

HISTORICAL FINANCIAL INFORMATION ON INEUM

The Directors
Management Consulting Group PLC
Fleet Place House
2 Fleet Place
London
EC4M 7RF

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

7 August 2006

Dear Sirs,

Ineum Conseil et Associés SA (the "Company")

Introduction

We report on the financial information set out in Part 7. This financial information has been prepared for inclusion in the circular and prospectus dated 7 August 2006 issued by Management Consulting Group PLC in relation to the proposed acquisition of Ineum Conseil et Associés SA (the "Investment Circular") on the basis of accounting policies set out in note 2. This report is required by Chapter 13 of the Listing Rules of the Financial Services Authority (the "Listing Rules") and is given for the purpose of complying with paragraph 13.5.21 of the Listing Rules and for no other purpose.

Responsibilities

The directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 2 to the financial information and in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Investment Circular, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to Ineum Conseil et Associés SA's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Investment Circular, a true and fair view of the state of affairs of Ineum Conseil et Associés SA as at the dates stated and of its profits, cash

flows, recognised gains and losses and changes in equity for the periods then ended in accordance with the basis of preparation set out in note 2 and in accordance with International Financial Reporting Standards as described in note 2 for the two years ended 31 May 2006 and on the basis described in note 2 for the year ended 31 May 2004 and has been prepared in a form that is consistent with the accounting policies adopted in Management Consulting Group PLC's latest annual accounts.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Investment Circular, and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Investment Circular in compliance with paragraph 1.2 of Annex III of the Prospectus Directive Regulation.

Yours faithfully

Constantin

Chartered Accountants

Registered Auditors

I. Group consolidated income statement

	note	Year ended 31 May 2004	2005	2006
		€000	€000	€000
Revenue	3	**81,130**	**86,425**	**105,039**
Cost of sales	4	(46,790)	(44,918)	(52,412)
Gross profit		34,340	41,507	52,627
Administrative and selling expenses		(31,022)	(34,554)	(40,564)
Current operating income		**3,318**	**6,953**	**12,063**
Other operating income (expenses)	5	(163)	688	(1,046)
Operating income		**3,155**	**7,641**	**11,017**
Finance (costs) income	6	(1,425)	(1,208)	(725)
Profit before tax		**1,730**	**6,433**	**10,292**
Income tax expense	14	(338)	(1,894)	(3,252)
Profit for the period		**1,392**	**4,539**	**7,040**
Profit attributable to equity holders of the parent		**1,392**	**4,539**	**7,040**

The following notes are an integral part of the financial statements.

II. Group consolidated statement of recognised income and expense

	Year ended 31 May 2004	2005	2006
	€000	€000	€000
Profit attributable to equity holders of the parent	**1,392**	**4,539**	**7,040**
Actuarial gains and losses on employee benefits	8	(39)	6
Fair value adjustments to hedging financial instruments	—	(85)	141
Total income and expenses recognised directly in consolidated equity	**8**	**(124)**	**147**
Total income and expenses recognised	**1,400**	**4,415**	**7,187**

The following notes are an integral part of the financial statements.

III. Group consolidated balance sheet

	note	At 31 May 2004 €000	2005 €000	2006 €000
Assets				
Goodwill	7	39,994	39,994	39,994
Intangible assets	8	—	—	912
Property, plant and equipment	8	166	159	2,083
Other financial assets		38	63	50
Deferred income tax assets	14	200	471	351
Derivative instruments	17	—	—	82
Non-current assets		**40,398**	**40,687**	**43,472**
Trade receivables	10	25,821	25,366	38,634
Other receivables	11	160	2,751	1,148
Current tax receivable		235	—	—
Cash and cash equivalents	12	8,108	14,135	10,967
Current assets		**34,324**	**42,252**	**50,749**
Total assets		**74,722**	**82,939**	**94,221**
Equity and liabilities				
Share capital	13	21,500	21,500	20,070
Reserves and retained earnings		1,347	5,729	12,911
Equity attributable to equity holders of the parent		**22,847**	**27,229**	**32,981**
Total equity		**22,847**	**27,229**	**32,981**
Provision for employee benefits	15	80	155	176
Long-term debt	16	24,523	22,633	19,366
Derivative instruments	17	—	130	—
Non-current liabilities		**24,603**	**22,918**	**19,542**
Trade payables		7,035	5,775	5,610
Other payables	18	18,442	20,142	30,240
Current tax payable	14	—	2,003	1,597
Short term debt and current portion of long-term debt	16	1,795	4,872	4,251
Current liabilities		**27,272**	**32,792**	**41,698**
Total equity and liabilities		**74,722**	**82,939**	**94,221**

The following notes are an integral part of the financial statements.

IV. Group consolidated cash flow statement

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Operating activities			
Consolidated net profit	**1,392**	**4,539**	**7,040**
Elimination of non-cash or non-operating income and expenses, taxes and financial expenses			
Depreciation of intangible assets and property, plant and equipment	224	35	154
Capital (gains) and losses on disposal	1	(15)	—
Finance (income) costs	1,425	1,208	725
Income tax expense	338	1,894	3,252
Other (net)	(54)	185	(64)
Change in working capital requirement related to operating activities before income tax and financial expenses	5,646	(1,702)	(1,113)
Net cash from operating activities before income tax and financial expenses	**8,972**	**6,144**	**9,994**
Cash payments for financial costs	(263)	(1,416)	(1,948)
Cash payments for income taxes	—	—	(3,574)
Net cash from operating activities	**8,709**	**4,728**	**4,472**
Investing activities			
Purchases of intangible assets and property, plant and equipment	—	(89)	(3,096)
Purchases of subsidiaries	(35,152)	—	—
Proceeds on disposal of intangible assets and property, plant and equipment	173	70	106
(Purchases) Proceeds on disposal of financial assets	—	(26)	13
Net cash used in investing activities	**(34,979)**	**(45)**	**(2,977)**
Financing activities			
Increase (decrease) in share capital	8,581	—	(1,430)
Other changes in equity	—	(33)	—
Increase in long-term debt	25,600	—	26,595
Repayment of long-term debt	—	—	(26,993)
Increase in short term debt	95	3,077	—
Repayment of short term debt	—	(1,700)	(2,835)
Net cash from (used in) financing activities	**34,276**	**1,344**	**(4,663)**
Increase (decrease) in cash and cash equivalents	**8,006**	**6,027**	**(3,168)**
Cash and cash equivalents at the beginning of the year	102	8,108	14,135
Cash and cash equivalents at the end of the year	**8,108**	**14,135**	**10,967**

The following notes are an integral part of the financial statements.

V. Group consolidated statement of changes in equity

	Number of shares	Share capital	Reserves	Change in fair value and other	Consolidated equity
		€000	€000	€000	€000
Balance at 1 June 2003	**4,000**	**40**	**(53)**	**—**	**(13)**
Actuarial gains or losses on employee benefits				8	8
Total income and expenses recognised directly in consolidated equity				8	8
Consolidated net profit			1,392		1,392
Total income and expenses recognised			1,392	8	1,400
Increase in share capital	2,146,000	21,460			21,460
Balance at 1 June 2004	**2,150,000**	**21,500**	**1,339**	**8**	**22,847**
Actuarial gains or losses on employee benefits				(39)	(39)
Cash flow hedges				(85)	(85)
Total income and expenses recognised directly in consolidated equity				(124)	(124)
Consolidated net profit			4,539		4,539
Total income and expenses recognised			4,539	(124)	4,415
Other			(33)		(33)
Balance at 31 May 2005	**2,150,000**	**21,500**	**5,845**	**(116)**	**27,229**
Actuarial gains or losses on employee benefits				6	6
Cash flow hedges				141	141
Total income and expenses recognised directly in consolidated equity				147	147
Consolidated net profit			7,040		7,040
Total income and expenses recognised			7,040	147	7,187
Increase in share capital	233,290	2,333			2,333
Decrease in share capital	(376,261)	(3,763)			(3,763)
Other			(5)		(5)
Balance at 31 May 2006	**2,007,029**	**20,070**	**12,880**	**31**	**32,981**

The following notes are an integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of activity

INEUM CONSEILS ET ASSOCIÉS SA is a *société anonyme* (limited liability company) incorporated under French law with a Management Board and a Supervisory Board. The trade name is Ineum consulting. The registered office is located at 159 avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, and the Company is registered with the Nanterre trade and companies register under number 449 857 622 RCS Nanterre.

The Ineum Group was created out of the consulting practice of Deloitte. It has been managed as an independent company from 1 June 2003 and was formally demerged from Deloitte on 17 October 2003.

Ineum consulting's activity consists in providing strategy, organisation and information system consulting services.

The terms "INEUM CONSEILS ET ASSOCIÉS" and "parent company" used hereinafter refer to the *société anonyme* under French law (excluding consolidated subsidiaries). The terms "Ineum Group", "Group" or "Ineum consulting" refer to the whole comprising INEUM CONSEILS ET ASSOCIÉS SA and its consolidated subsidiaries.

These annual financial statements were approved by the Management Board on 29 June 2006.

2. Accounting policies

(a) Accounting principles

The Ineum Group's financial statements for the year ended 31 May 2006 were prepared in accordance with International Financial Reporting Standards (IFRS). They are the first financial statements published according to the IFRS standards and are presented with comparative data for the year ended 31 May 2005, prepared according to the same framework and in compliance with IFRS 1 on first-time adoption of IFRS.

Until 31 May 2005, the Group consolidated financial statements had been prepared in accordance with the accounting rules prevailing in France.

As a first-time adopter of IFRS at 1 June 2004, the Group applied the specific rules relating to first-time adoption, as provided by IFRS 1. The options adopted as part of this transition are described in the following Notes.

The de-merger of the Ineum Group from Deloitte was legally effected on 17 October 2003 with the de-merger stated to be effective from 1 June 2003. For financial and economic purposes it was recognised as an independent entity from 1 June 2003. From 1 June 2003 the Ineum Group was managed as an independent group and the results of its operations and its financial position were reported separately to those of Deloitte. Therefore, the financial information presented in this Part 7 in relation to the year ended 31 May 2004 reflects the period from 1 June 2003 to 31 May 2004.

(b) Consolidation rules

The consolidated financial statements include the financial statements of the parent company and those of the subsidiaries controlled by the parent company ("the subsidiaries"). Control is understood as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

The results of subsidiaries acquired or sold during the year are included in the consolidated income statement from the date of acquisition or until the date of disposal.

When necessary, adjustments are made to the financial statements of subsidiaries so as to ensure the uniform application of accounting methods for all Group entities.

Intra-group balances, transactions, income and expenses are eliminated on consolidation.

(c) Translation of foreign currency transactions

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates, namely the euro, which is also the functional currency used by the Group head company and the reporting currency used for the consolidated financial statements.

On preparation of the financial statements of each individual entity, the transactions in foreign currencies, i.e. a currency different from the euro, are recorded at the exchange rate prevailing on the transaction date. At each balance sheet date, foreign currency monetary items are translated using the closing rate.

Exchange differences arising from the settlement and translation of monetary items are recognised in income and expenses of the relevant period.

To hedge its exposure to foreign currency fluctuation risk, the Group has subscribed foreign currency forward purchase contracts (see below for the accounting methods used by the Group to recognise derivative instruments).

(d) *Management estimates*

The preparation of the consolidated financial statements requires management to make a certain number of estimates and adopt certain assumptions that have an impact on the amounts carried in assets and liabilities and income and expenses during the year. These estimates are prepared based on the going concern assumption and the information available at the time of preparation. The estimates used by the Group are detailed in the corresponding notes.

Group management regularly reviews its estimates and assessments based on its past experience and various other factors deemed to be reasonable and serving as the basis of its assessments regarding asset and liability carrying amounts. Actual results could vary from these estimates based on different assumptions or conditions.

The main management estimates with respect to the preparation of financial statements cover the assumptions adopted for the recognition of contract revenue and goodwill impairment tests.

(e) *Business combinations, goodwill and intangible assets*

Specific rules on first-time adoption of IFRS

In accordance with the option offered by IFRS 1, the Group has not re-examined the goodwill calculations performed for acquisitions prior to 1 June 2004.

Non amortisable intangible assets that were recognised for business combinations that took place prior to 1 June 2004 and do not meet the recognition criteria as defined by IAS 38 — *Intangible assets* (particularly purchased goodwill arising under French GAAP) were reclassified in goodwill as at 1 June 2004.

Business combinations subsequent to 1 June 2004

Acquisitions of subsidiaries are recognised using the purchase method. This method involves the fair value recognition of assets and liabilities of companies acquired by the Group, in compliance with the rules of IFRS 3 — *Business combinations*. The difference between the acquisition cost of securities and the total fair value measurement of identified assets and liabilities is recognised in goodwill.

Goodwill

In accordance with IFRS 3 — *Business combinations* and IAS 36 — *Impairment of assets*, goodwill is no longer amortised as of 1 June 2004 but is tested for any impairment losses at least once annually.

The balance sheet goodwill arises from Ineum consulting's acquisition of the Deloitte France consulting activities.

Goodwill impairment tests

Goodwill value is tested each year in accordance with the provisions of IAS 36 — *Impairment of assets*. For purposes of the test, asset values are grouped by Cash Generating Unit (CGU). A CGU corresponds to the Consulting activity in a geographical area. Consequently, only one CGU has been identified for the Group: the Consulting activity in France and Benelux.

The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. It is determined using the discounted cash flow method.

When the CGU's recoverable amount is lower than its net carrying amount, a goodwill impairment loss is recognised in "Other operating income (expenses)."

The valuations conducted during goodwill impairment tests could be affected by the assumptions used to value the consulting market and the availability and cost of human resources. These assumptions can be affected by the discount and infinite growth rates used.

(f) Recognition method for revenue and service costs

Revenue corresponds to the amounts of services sold in relation to current activity. It includes amounts received or receivable in consideration of services rendered for customers, travel expenses and disbursements reinvoiced to customers and the change in work-in-progress.

The recognition method for revenue and costs is based on the type of service:

— **Cost-plus services:** the revenue and costs of cost-plus services are recognised as the service is rendered.

— **Fixed-price services:** the revenue on fixed-price services is recognised as the service is completed according to the percentage of completion method.

The costs related to fixed-price services are recognised as incurred. When the forecast cost of a contract exceeds the contractual revenue, a provision for loss on completion is recognised for the amount of the difference.

(g) Current operating income

Current operating income represents operating income before "Other operating income (expenses)", which primarily includes the following items:

— Capital gains (or losses) on disposal

— Asset impairment losses (including goodwill)

— Restructuring

— Litigation or unusual events

(h) Financial income (expenses)

Financial income (expenses) includes the following items:

— **Income from cash and cash equivalents:** represents interest income generated by cash and cash equivalents, the gain on disposal of cash equivalents and the gain on cash and cash equivalent foreign exchange hedging;

— **Cost of gross debt:** includes expenses on debenture loans, bank borrowings and other financial liabilities (including the finance lease debt).

— **Interest costs on employee benefits**

(i) Property, plant and equipment

Property, plant and equipment is measured using the historical cost method.

In accordance with IAS 17 — *Leases*, the assets acquired under a finance lease are capitalised when the lease transfers substantially all the risks and rewards inherent to ownership of these assets to the Group. The criteria for measuring leases are based on:

— the lease term in relation to the assets' useful lives;

— the total future payments in relation to the fair value of the financed assets;

— Existence of transfer of ownership;

— Existence of a favourable purchase option;

— Specific nature of the asset.

Depreciation is calculated using the straight-line method based on the estimated useful life of the various asset categories. The main amortisation periods are as follows:

— Buildings: 20 years

— Improvements: 4 to 7 years

— Equipment, office furniture and computer equipment: 3 to 10 years

— Transport equipment: 1 to 5 years

The depreciation charge is recognised in "Administrative and selling expenses". Borrowing costs are excluded from the cost of property, plant and equipment.

(j) Other financial assets

Other financial assets primarily represent deposits and guarantees.

(k) Cash

Cash breaks down into bank balances, investments and cash equivalents offering significant liquidity, a maturity that is generally less than three months from the date of acquisition and are subject to an insignificant risk of changes in value.

(l) Financial liabilities and derivative instruments

Borrowings and financial liabilities are recognised at amortised cost calculated using the effective interest rate.

Derivative financial instruments and hedge accounting:

The Group's activities expose it to financial risks with respect to foreign currency fluctuations and interest rates.

The Group uses derivative financial instruments (forward foreign exchange contracts) to hedge against foreign currency fluctuations for certain firm commitments. The primary interest rate risk relates to bank borrowings. Group policy consists in converting a portion of its debt from a floating rate to a fixed rate. The Group recognises its hedging relationships as interest rate cash flow hedges.

The utilisation of derivative instruments is subject to Group policies established by the Management Board which provide formalised methods on the use of derivatives in compliance with the risk management strategies. The Group does not use financial instruments for speculation purposes.

Derivative financial instruments are initially recognised at fair value. Changes in fair value of derivative instruments designated as cash flow hedging instruments are recognised directly in equity for their effective portion and immediately in profit or loss for the ineffective portion.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised or the hedge no longer meets the criteria for hedge accounting. For forecast transactions during this period, the cumulative gains or losses on hedging instruments, recognised in equity, are maintained in equity until realisation of the forecast transaction. If the forecast transaction is not expected to be realised, all cumulative gains or losses recognised in equity are transferred to profit or loss of the period.

(m) Pension plans, termination benefits and other post-employment benefits

Defined contribution plans

The Group expenses the contributions payable as incurred (in "Cost of services rendered" or "Administrative and selling expenses", based on the plan's beneficiaries).

Defined benefit plans

Estimates of Group obligations with respect to defined benefit plans and termination benefits are calculated annually, in accordance with IAS 19 — *Employee benefits*, by independent actuaries using the projected unit credit method.

Based on actuarial assumptions, this method takes into account the average remaining working life of the employee, the level of future compensation, life expectancy and staff turnover.

The obligation is discounted and recognised in proportion to the number of years of employee service. Expenses for the reverse discounting of employee benefit provisions are recognised in financial income.

The Group elected an early application of the Amendment to IAS 19 (Employee Benefits — Actuarial gains and losses, Group plans and Disclosures) in the financial statements as of 31 May 2006. Cumulative net actuarial gains and losses for the year are immediately recognised in the provision for retirement and similar benefits and offset by a decrease or increase in equity.

Past service cost is immediately recognised when benefit rights are already vested or, using a straight-line method, over the average life remaining until such rights are vested by employees.

(n) Provisions

The Group recognises a provision when there is a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

(o) Taxes

In accordance with IAS 12 — Income Taxes, deferred taxes are recognised using the liability method and the extended scope of temporary differences between the tax base (including tax losses) of an asset or liability and its carrying amount in the balance sheet. Deferred taxes are calculated by applying the effective tax legislation. Deferred tax assets are recognised and the probability of their recovery assessed. If their recovery in future years is not reasonably certain, a provision is recognised to reduce the net tax asset to the probable recoverable amount.

In the balance sheet, the Group offsets deferred tax assets and liabilities if the entity has the legal right to offset current tax assets and liabilities and the deferred tax assets and liabilities fall under categories of tax collected by the same tax authority.

The Group calculates the tax expense for the fiscal year in accordance with the prevailing tax legislation in the countries where the profit or loss is realised.

The Ineum consulting Group has opted for the tax consolidation regime beginning for the fiscal year opening on 1 June 2004.

(p) Published standards and interpretations not yet in force

As of the approval date of these financial statements, the published standards and interpretations applicable to the Group and not yet in force are as follows:

- IFRS 7 — Financial Instruments — Disclosures (applicable in 2007);
- Amendment to IAS 39 — Financial Instruments: Recognition and Measurement — Fair Value Option (applicable to periods beginning on or after 1 January 2006);
- IFRIC 4 — Determining whether an arrangement contains a lease (applicable to periods beginning on or after 1 January 2006);
- Amendment to IAS 1 — Capital disclosures (applicable to periods beginning on or after 1 January 2007).

The Group reviews all these standards and interpretations in order to assess their potential impact on the results, financial position, consolidated cash flows and disclosures. At present, the Group does not anticipate any material impact.

3. Revenue

Revenue corresponds to the amounts of services sold in relation to current activity. It includes amounts received or receivable in consideration of services rendered for customers, travel expenses and disbursements reinvoiced to customers and the change in work-in-progress. Revenue breaks down as follows:

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Turnover	73,840	81,383	100,542
Reimbursable expenses	7,165	4,619	4,482
Other operating income	125	423	15
Revenue	**81,130**	**86,425**	**105,039**

4. Cost of sales and personnel costs

Cost of sales primarily comprises the share of related personnel costs, subcontracting costs and expenses reinvoiced to customers.

Cost of sales	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Personnel costs	30,468	33,627	40,885
Subcontracting costs	9,153	6,395	7,052
Reimbursable expenses	7,165	4,619	4,482
Other	4	277	(7)
Cost of sales	**46,790**	**44,918**	**52,412**

Personnel costs totalled €64,451,000 for the year ended 31 May 2006, €53,377,000 for the year ended 31 May 2005 and €47,727,000 for the year ended 31 May 2004.

Personnel costs	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Personnel costs included in cost of sales	30,468	33,627	40,885
Personnel costs included in general and selling expenses	17,259	19,750	23,566
Personnel costs	**47,727**	**53,377**	**64,451**

5. Other operating income (expenses)

Other operating income and expenses break down as follows:

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Capital gains (losses) on disposal of long-term assets	—	15	—
Compensation received	—	2,170	—
Other income	139	147	—
Other operating income	**139**	**2,332**	**0**
Restructuring costs	—	(952)	(550)
Other expenses	(302)	(692)	(496)
Other operating expenses	**(302)**	**(1,644)**	**(1,046)**
Other operating income (expenses)	**(163)**	**688**	**(1,046)**

Other expenses for the year ended 31 May 2006 relate to office relocation costs.

6. Finance (costs) income

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Income from cash and cash equivalents	37	111	167
Interest expenses	(1,475)	(1,360)	(856)
Interest cost on employee benefits	(3)	(4)	(7)
Foreign exchange gains (losses)	16	45	(29)
Finance (costs) income	**(1,425)**	**(1,208)**	**(725)**

7. Goodwill

(a) Analysis of the change in goodwill

The goodwill presented in the balance sheet arises from the acquisition of the Deloitte France consulting activities in October 2003.

In accordance with the option offered by IFRS 1, the Group has not re-examined the calculation of goodwill. The purchased goodwill arising under French GAAP did not meet the recognition criteria as defined by IAS 38 — *Intangible assets* and was reclassified in goodwill at 1 June 2004.

No other transaction meeting the definition of a business combination under IFRS 3 was realised.

(b) Goodwill impairment tests

Goodwill impairment tests carried out on the IFRS transition, at 31 May 2005 and 31 May 2006, did not result in the recognition of any impairment loss.

The recoverable amount of the France and Benelux consulting activity (the only CGU identified at Ineum consulting level, see Note 2 (e) above) was determined based on the value in use.

The value in use is calculated by discounting estimated cash flows over a 4-year period and adding a terminal value.

The valuation could be affected by the assumptions used to assess changes in the consulting market and the availability and cost of human resources.

Discount rates are post-tax rates applied to post-tax cash flows. The use of these rates results in recoverable amounts that are identical to those that would have been obtained by applying pre-tax rates to pre-tax cash flows, as required by IAS 36 — *Impairment of Assets*. The discount rate used is 10 per cent. and the infinite growth rate is 5 per cent.

8. Property, plant, equipment and intangible assets

(a) *Change in property, plant and equipment*

	Buildings	Improvements	Office furniture and computer equipment	Transport equipment	Total
	€000	€000	€000	€000	€000
Gross value at 1 June 2003	—	—	—	—	—
Accumulated depreciation	—	—	—	—	—
Net carrying amount at 1 June 2003	—	—	—	—	—
Acquisitions	118	10	177	145	450
Disposals	—	—	—	(29)	(29)
Depreciation	(34)	(7)	(140)	(74)	(255)
Net carrying amount at 31 May 2004	**84**	**3**	**37**	**42**	**166**

	Buildings	Improvements	Office furniture and computer equipment	Transport equipment	Total
	€000	€000	€000	€000	€000
Gross value at 1 June 2004	**118**	**10**	**177**	**116**	**421**
Accumulated depreciation	(34)	(7)	(140)	(74)	(255)
Net carrying amount at 1 June 2004	**84**	**3**	**37**	**42**	**166**
Acquisitions	—	10	9	69	88
Disposals	—	—	—	(145)	(145)
Depreciation	(6)	(1)	(8)	(19)	(34)
Others	—	—	—	84	84
Net carrying amount at 31 May 2005	**78**	**12**	**38**	**31**	**159**

	Buildings	Improvements	Office furniture and computer equipment	Transport equipment	Tangible assets in progress	Total
	€000	€000	€000	€000	€000	€000
Gross value at 1 June 2005	**118**	**20**	**186**	**40**	—	**364**
Accumulated depreciation	(40)	(8)	(148)	(9)	—	(205)
Net carrying amount at 1 June 2005	**78**	**12**	**38**	**31**	—	**159**
Acquisitions	—	1,503	220	18	443	2,184
Disposals	—	(105)	(1)	—	—	(106)
Depreciation	(6)	(110)	(19)	(19)	—	(154)
Net carrying amount at 31 May 2006	**72**	**1,300**	**238**	**30**	**443**	**2,083**

(b) *Intangible assets*

Intangible assets consist of software acquired during the year ending 31 May 2006.

(c) *Depreciation and impairment*

Depreciation on property, plant and equipment represents €153,000 for the year ended 31 May 2006 (€35,000 for the year ended 31 May 2005). The Group did not perform any asset impairments.

9. Finance leases and operating leases

(a) *Finance leases*

Property, plant and equipment held under finance leases have a net carrying amount of €1,053,000 at 31 May 2006 (€nil at 31 May 2005 and 31 May 2004). Such finance leases relate primarily to improvements. The main finance lease contract concerns INEUM CONSEIL ET ASSOCIÉS SA, which leases its headquarters.

Future minimum lease payments under non-cancellable finance leases are shown in note 9(c) below.

(b) Operating leases

The amount of future lease payments under non-cancellable operating leases is shown in note 9(c) below. There are no contingent rent or sublease payments.

The lease payments recognised in profit or loss for the year ended 31 May 2006 totalled €3,796,000 relating mainly to the rent of the headquarters.

(c) Minimum future payments

	Maturity			Total
	Less than 1 year	Between 1 and 5 years	More than 5 years	
	€000	€000	€000	€000
Finance leases	220	880	55	1,155
Operating leases	3,513	12,178	1,527	17,218

10. Trade receivables

Trade receivables break down as follows:

	31 May		
	2004	2005	2006
	€000	€000	€000
Trade receivables	26,362	26,184	39,110
Provisions for bad debts	(541)	(818)	(476)
Trade receivables, net	**25,821**	**25,366**	**38,634**

The changes in provisions for bad debts break down as follows:

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
At 1 June	541	541	818
Charges during the year		397	190
Utilisations during the year			(335)
Amounts not utilised and reversed during the year	—	(120)	(197)
At 31 May	**541**	**818**	**476**

11. Other receivables

	31 May		
	2004	2005	2006
	€000	€000	€000
Employee-related receivables	101	26	343
Prepaid expenses	—	75	648
Compensation to be received	—	2,595	—
Other	59	55	157
Other receivables	**160**	**2,751**	**1,148**

12. Cash and cash equivalents

	31 May		
	2004	2005	2006
	€000	€000	€000
Marketable securities	8,030	11,761	9,071
Cash at bank and in hand	78	2,374	1,896
Cash and cash equivalents	**8,108**	**14,135**	**10,967**

13. Equity attributable to equity holders of the parent

(a) *Share capital and movements in share capital*

At 31 May 2006, share capital comprised 2,007,029 fully paid-up shares, each with a nominal value of €10. The various share classes comprising the share capital are as follows:

Number of shares	1 June 2004	Increase	Decrease	31 May 2005	Increase	Decrease	31 May 2006
Class A	881,502	—	—	881,502	—	(20,276)	861,226
Class B	858,058	—	—	858,058	—	(4,002)	854,056
Class C	378,200	—	—	378,200	233,290	(351,983)	259,507
Class D	32,240	—	—	32,240	—	—	32,240
Total	**2,150,000**	**0**	**0**	**2,150,000**	**233,290**	**(376,261)**	**2,007,029**

The shares are registered and grant holders the following benefits depending on the class:

- Class A shares: members of the Management Board and two members of the Supervisory Board are appointed on the proposal of class A shareholders.
- Class B shares: two members of the Supervisory Board are appointed on the proposal of class B shareholders.
- Class D shares: the chairman of the Supervisory Board is appointed on the proposal of class D shareholders.
- Class C shares: these shares correspond to the shares other than class A, B or D shares.

The principal shareholders and the number of shares held are as follows:

Number of shares	Operating partners	Groupe 3i	J. Manardo	Total
Class A	861,226	—	—	861,226
Class B	—	854,056	—	854,056
Class C	136,222	113,366	9,919	259,507
Class D	—	—	32,240	32,240
Total	**997,448**	**967,422**	**42,159**	**2,007,029**

Movements in share capital

In June 2005, INEUM CONSEIL ET ASSOCIÉS SA bought back 376,261 class C shares with the purpose of cancelling them, thus reducing share capital to €17,737,000. On the same date, share capital was increased by €2,333,000, via a cash contribution, from €17,737,000 to €20,070,000.

(b) *Dividends*

No dividends have been distributed since the Group's creation. No dividends were proposed with respect to the year ended 31 May 2006.

14. Income taxes

(a) *Corporate income tax*

The income tax expense for the year breaks down as follows:

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Current taxes	162	2,100	3,209
Deferred taxes	176	(206)	43
Income taxes	**338**	**1,894**	**3,252**

The current and deferred taxes for the year break down as follows:

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Current taxes for the period	**162**	**2,100**	**3,209**
Deferred taxes arising from the generation and reversal of temporary differences	176	(206)	43
Income taxes	**338**	**1,894**	**3,252**

In addition to the income tax expense reported in the income statement in the year ended 31 May, a deferred expense in the amount of €73,000 (income of €65,000 for the year ended 31 May 2005) was offset against equity during the period. This expense concerns the deferred tax calculated on the changes in fair value of derivatives designated as cash flow hedging instruments and on the actuarial gains and losses recognised in equity.

The reconciliation of the Group's effective interest rate breaks down as follows:

	Year ended 31 May		
	2004	2005	2006
Current tax rate	34.33%	34.33%	33.50%
Non-deductible expenses	4.11%	0.18%	1.20%
Benefits from acquisition costs amortisation	(18.90)%	(5.10)%	(3.10)%
Effective tax rate	**19.54%**	**29.44%**	**31.60%**

The Group's effective tax rate was reconciled using the tax rate prevailing in France at 31 May 2006 and 31 May 2005.

(b) Change in deferred tax assets and liabilities

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Deferred tax assets, net at 1 June	381	200	471
Recognised in equity	(5)	65	(73)
(Expense) Income	(176)	206	(43)
Other	—	—	(4)
Deferred tax assets, net at 31 May	**200**	**471**	**351**

As stated in note 2(o), the Incum Group opted for the tax consolidation regime as from the year beginning 1 June 2004.

(c) *Deferred taxes*

Deferred tax liabilities break down as follows:

	31 May		
	2004	2005	2006
	€000	€000	€000
Provision for employee benefits	27	53	59
Employees profit sharing plan	—	257	396
Financial instruments	173	151	—
Other	—	33	44
Deferred Tax assets	**200**	**494**	**499**
Provision for impairmant of deferred tax assets	—	—	—
Deferred tax assets, net	**200**	**494**	**499**
Financial instruments	—		(102)
Tangible and intangible assets	—	(23)	(46)
Deferred tax liabilities	**—**	**(23)**	**(148)**
Deferred tax assets, net	**200**	**471**	**351**

The deferred income tax expense for the relevant periods breaks down as follows:

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Provision for employee benefits	(3)	5	10
Tangible and intangible assets	—	(23)	(24)
Financial instruments	(173)	(67)	(178)
Profit sharing	—	257	139
Other	—	34	10
Total	**(176)**	**206**	**(43)**

15. Pensions, retirement benefits and other post-employment benefits

The post-employment benefits granted by the Group follow the legal obligations in France and the Syntec collective bargaining agreement. They include defined contribution and defined benefit plans.

With regard to defined contribution plans, the Group's obligations are limited to the payment of periodic contributions to external organisations which ensure their administrative and financial management.

Only defined benefit plans create future commitments for the Group. They correspond to retirement benefits as defined by the Syntec collective bargaining agreement. Under this agreement, the retirement benefit is determined according to the seniority acquired at the retirement date. Such retirement benefits are payable as follows: after completing five years of employment with the Company, the employee is entitled to one month's salary. After completing six years, he/she receives one eighth of a month's salary per additional year of seniority and up to a maximum of four months.

These commitments are assessed annually by independent actuaries, based on assumptions that may vary over time. There are no external pre-financing assets.

The amount reported in the income statement in respect of defined contribution plans was €4,161,000 for the year ended 31 May 2006 (€3,714,000 for the year ended 31 May 2005 and €3,594,000 for the year ended 31 May 2004).

Defined benefit plan:

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Change in present value of the obligation			
Present value of the obligation at 1 June	**(83)**	**(80)**	**(182)**
Cost of services rendered during the year	(6)	(10)	(21)
Discounting impact	(3)	(4)	(7)
Plan amendments	—	(28)	—
Actuarial gains (losses)	12	(60)	9
Present value of the obligation at 31 May	**(80)**	**(182)**	**(201)**
Components of the net expense recognised in profit or loss			
Cost of services rendered during the year	(6)	(10)	(22)
Discounting impact	(3)	(4)	(7)
Amortisation of past service	—	(1)	(1)
Net expense relating to defined benefit plans recognised in profit or loss	**(9)**	**(15)**	**(30)**
Change in liabilities recognised at 31 May			
Provision at 1 June	**(83)**	**(80)**	**(155)**
Cost of services rendered during the year	(6)	(10)	(22)
Discounting impact	(3)	(4)	(7)
Amortisation of past service	—	(1)	(1)
Actuarial gains (losses)	12	(60)	9
Provision at 31 May	**(80)**	**(155)**	**(176)**
Components of the amounts recorded in the accounts			
Present value of the obligation	(80)	(182)	(201)
Past services cost not recognised	—	27	25
Liability recognised in the balance sheet	**(80)**	**(155)**	**(176)**

The main actuarial assumptions used are as follows:

	Year ended 31 May		
	2004	2005	2006
Discount rate	5.5%	4.0%	4.7%
Salary increase rate	from 3% to 5% depending on the category		
Employee turnover rate	from 7% to 17% depending on the category		

16. Debt

The Note below covers the debt excluding derivative instruments.

(a) *Analysis of financial liabilities by nature*

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Bank borrowings	11,904	10,211	22,227
Debenture loans	14,318	14,122	—
Other financial liabilities	96	3,172	337
Finance lease			1,053
Total debt	**26,318**	**27,505**	**23,617**
Short term debt and current portion of long term debt	**1,795**	**4,872**	**4,251**
Long-term debt	**24,523**	**22,633**	**19,366**

(b) *Analysis of financial liabilities by maturity*

	At 31 May 2006
	€000
2007	4,251
2008	3,878
2009	3,888
2010	3,898
2011	3,908
Over 5 years	3,794
Total debt	**23,617**

Financial liabilities are denominated in euros.

(c) *Analysis of financial liabilities by type and interest rate level*

	Year ended 31 May 2004		Year ended 31 May 2005		Year ended 31 May 2006	
	Before swaps	After swaps	Before swaps	After swaps	Before swaps	After swaps
	€000	€000	€000	€000	€000	€000
Floating rate	12,000	4,858	13,383	7,256	22,564	9,228
5.36% fixed rate	14,318	14,318	14,122	14,122		13,336
4.49% fixed rate						
5.55% fixed rate		7,142		6,127		
5% fixed rate					1,053	1,053
Total	**26,318**	**26,318**	**27,505**	**27,505**	**23,617**	**23,617**

(d) *Specific clauses in loan agreements*

The Group signed a loan agreement on 21 December 2005 in the amount of €22,450,000. This loan was used for the early repayment of the debenture loan granted by Groupe 3i in the amount of €10,600,000 and a bank loan outstanding in the amount of €13,300,000.

The main specific clauses contained in this agreement are as follows:

Financial ratios

The loan agreement requires continual compliance with the following financial ratios:

— R2: Net borrowings[(1)]/Restated gross operating profit[(2)]

— R3: Free cash flow[(3)]/debt service[(4)]

— R4: Borrowings[(5)]/equity

These clauses were not invoked at 31 May 2006. It should be noted that the level of these ratios may also in certain conditions lead to a reduction in the applicable interest rate.

The financial ratios objectives at the end of each fiscal year are as follows:

12-month period ending:	R2 Lower than	R3 Higher than	R4 Lower than
31 May 2006	1.7	(not applicable)	1
31 May 2007	1	1	0.8
31 May 2008	0.8	1	0.8
31 May 2009	0.8	1.1	0.8
31 May 2010	0.8	1.1	0.8
31 May 2011	0.8	1.1	0.8

The ratios defined above are calculated on a consolidated basis according to French accounting principles:

(1) borrowings correspond to the total amount of short, medium and long-term borrowings + debenture loans and/or shareholder current accounts insofar as they are not subordinated to the loan + signed commitments given as guarantees.

(2) restated gross operating profit corresponds to net profit or loss, plus corporate income tax, exceptional expenses, financial expenses and charges to depreciation, amortisation and provisions and less exceptional income, financial income and reversals of provisions.

(3) Free cash flow corresponds to restated gross operating profit plus:

- employee profit-sharing
- (or less) exceptional cash flows excluding disposed assets (having led to a disbursement or receipt of funds)
- the negative difference in operating and non-operating working capital requirement according to the changes in gross headings (less changes in WCR if positive)
- selling price of disposed non-current assets, except for those covered by the early repayment of the loan
- the principal amount of medium and long-term financing contracted during the year
- new cash contributions to equity

and less:

- current corporate income tax
- paid profit-sharing
- capital expenditure on intangible assets, property, plant and equipment and long-term investments
- dividends or other distributions paid by the borrower.

(4) Debt service corresponds to interest plus the repayment of the principal amount of borrowings excluding any changes in operating deficit during the year and any prepayments. The interest expense corresponds to the interest and related expense pertaining to borrowings (including expenses relating to financial leases), excluding any capitalised portion of said interest and related expense plus the financial expenses relating to debenture loans or shareholder current accounts and less interest and similar income (net proceeds on disposal of marketable securities) resulting from cash management and plus any net expenses relating to interest rate hedging instruments.

(5) Net borrowings correspond to borrowings as defined in (1) above less cash at bank and in hand and marketable securities that can be used or sold within less than 30 business days.

Mandatory repayment clauses

The mandatory repayment clauses are as follows:

- As from 20 November 2007, based on the consolidated financial statements for the year ending 31 May 2007, INEUM CONSEIL ET ASSOCIÉS SA shall repay on an annual basis at 30 November of the fiscal year following the benchmark year, 50 per cent. of the excess cash flow above €2,500,000. Excess cash flow is defined as free cash flow less the debt service, the voluntary or mandatory prepayment of the loan and the differential, if positive, between the maximum investment authorised and the investment realised.

— As from 20 November 2006, based on the consolidated financial statements for the year ended 31 May 2006, Ineum shall repay on an annual basis at 30 November of the fiscal year following the benchmark year, an amount equivalent to the proceeds on the disposal of non-current assets, net of all taxes and expenses relating to disposals, less, where necessary, the amounts reinvested during the benchmark year, assessed on the basis of its consolidated financial statements for the benchmark year ended 31 May. A €50,000 excess will be applied on an annual basis.

— Ineum shall repay, within a maximum period of 6 months following any exercise of the warranty granted to it with respect to the acquisition of Deloitte France Consulting activities, an amount equivalent to the proceeds collected on the exercise of such warranty, net of all related taxes, costs and expenses.

Change of control clause

Any change in the share ownership of INEUM CONSEIL ET ASSOCIÉS SA without the authorisation of the borrower would render the repayment of this loan mandatory.

17. Financial instruments

(a) Designation of derivative instruments with a view to their recognition as hedging instruments

The Group uses derivative financial instruments to manage its exposure to market risks. These financial instruments are only intended to hedge the risks on future transactions or firm commitments. The Group does not use derivative instruments for speculation purposes.

(b) Fair value

The table below shows the carrying amount and fair value of the financial instruments recognised on the balance sheet:

	At 31 May					
	2004		2005		2006	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	€000	€000	€000	€000	€000	€000
Financial instruments on the balance sheet						
Assets						
Cash and cash equivalents	8,108	8,108	14,135	14,135	10,967	10,967
Trade receivables	25,821	25,821	25,366	25,366	38,634	38,634
Other receivables	160	160	2,751	2,751	1,148	1,148
Other financial assets	38	38	63	63	50	50
Liabilities						
Current bank loans	(96)	(96)	(3,172)	(3,172)	(337)	(337)
Trade payables	(7,035)	(7,035)	(5,775)	(5,775)	(5,610)	(5,610)
Other payables	(18,442)	(18,442)	(20,142)	(20,142)	(30,240)	(30,240)
Debenture loans	(14,318)	(14,318)	(14,122)	(14,122)	—	—
Bank borrowings	(11,904)	(11,904)	(10,211)	(10,211)	(22,227)	(22,227)
Derivative instruments						
Interest rate swap designated as cash flow hedging instrument	—	—	(130)	(130)	82	82

Cash and cash equivalents, trade receivables, trade payables and current bank loans: Due to their short-term nature, the carrying amount of these items is an estimate of their fair value;

Other long-term financial liabilities: the fair value of other long-term financial liabilities was determined by estimating the future cash flows relating to each loan, discounted with an interest rate and taking into consideration the Group's credit risk at the balance sheet date for similar loans;

Derivative instruments: the fair value of forward forex and interest rate swap contracts was calculated using the market prices that the Group should pay or receive to settle these contracts.

(c) Interest rate risk

The Group's exposure to interest rate fluctuations corresponds to the cash flow risk relating to floating-rate financial liabilities. Interest rate fluctuations have a direct impact on the Group's future profit or loss.

In accordance with bank loan agreements, the Group uses interest rate swap contracts to hedge 60 per cent. of floating-rate loans against the increase in 3-month Euribor plus 150 bp compared to its value at the loan agreement signature date.

The interest rate derivative instruments outstanding at 31 May 2006 are all designated as cash flow hedging instruments for derivatives hedging cash flow risk.

The notional amount of all interest rate financial instruments at the balance sheet dates is as follows:

At 31 May 2006	Rate	2006	2007	2008	2009	2010
Pay fixed	5.36%	—	2,245	2,245	2,245	6,735

At 31 May 2005	Rate	2005	2006	2007	2008	2009
Pay fixed	5.555%	—	1,020	1,020	4,140	

At 31 May 2004	Rate	2004	2005	2006	2007	2008
Pay fixed	5.555%	—	1,020	1,020	1,020	4,140

18. Other payables

	Year ended 31 May		
	2004	2005	2006
	€000	€000	€000
Employee-related liabilities	11,403	13,494	19,337
Tax-related liabilities	4,607	4,982	5,478
Interest payables	526	654	35
Prepaid receivables	1,759	1,007	5,379
Other	147	5	11
Total	**18,442**	**20,142**	**30,240**

19. Off-balance sheet commitments

At 31 May 2006, 849,100 Ineum consulting shares were pledged against the bank loan secured by the Group on 21 December 2005.

20. Related party transactions

The transactions between INEUM CONSEILS ET ASSOCIÉS SA and its subsidiaries, which are parties related to the Group, were eliminated on consolidation and are not presented in this Note.

The transactions with related parties which exercise a significant influence on the Group are as follows:

— Groupe 3i which holds 48.2 per cent. of the parent company's share capital (41 per cent. at 31 May 2005 and 2004): in October 2003, Groupe 3i subscribed to a debenture loan issued by INEUM CONSEIL ET ASSOCIÉS SA for a nominal amount of €13,600,000 bearing interest at a progressive fixed rate ranging from 6 per cent. in the first year to 18 per cent. in the seventh year. This loan was subject to an early repayment of €3,000,000 on 30 June 2005 before being totally repaid on 21 December 2005. The interest expense relating to this loan amounted to €275,000 for the year ended 31 May 2006 (compared to €626,000 for the year ended 31 May 2005 and €389,000 for the year ended 31 May 2004).

— Mr Jacques Manardo, shareholder and chairman of the Supervisory Board, collected fees in the amount of €100,000 excluding tax for the years ended 31 May 2006, 31 May 2005 and 31 May 2004. He is also Director of TODOTODAY, a Company which provided support and concierge services to Ineum consulting for a total amount of €157,000 for the year ended 31 May 2006 (€82,000 for the year ended 31 May 2005 and €12,000 for the year ended 31 May 2004).

21. List of subsidiaries at 31 May 2006

The list of consolidated companies at 31 May 2006 is as follows. During the period, Ineum consulting Belgique and Ineum consulting Luxembourg were set up by the Group.

Entity	Registered office	Consolidation method	Percentage control	Percentage interest
Ineum consulting	Neuilly — France	Full consolidation	100 per cent.	100 per cent.
Ineum consulting Belgique	Brussels — Belgium	Full consolidation	100 per cent.	100 per cent.
Ineum consulting Luxembourg	Luxembourg — Luxembourg	Full consolidation	100 per cent.	100 per cent.
INEUM CONSEILS ET ASSOCIÉS SA	Neuilly — France	Full consolidation	Parent company	Parent company

22. Subsequent events

There is no subsequent event to be disclosed.

PART 8

HISTORICAL FINANCIAL INFORMATION RELATING TO MCG

For the year ended 31 December 2005 MCG was required for the first time to prepare audited consolidated financial statements in accordance with IFRS.

For the two years ended 31 December 2004, MCG prepared consolidated financial statements under the historical cost convention in accordance with UK Generally Accepted Accounting Principles (UK GAAP).

The audited consolidated financial statements of MCG for the year ended 31 December 2005 are included in this Part 8. The audit report of Deloitte & Touche LLP on the consolidated financial statements of MCG for that year covers note 30 (which is included in this Part 8), which sets out the restatement of the consolidated financial information for the year ended 31 December 2004 under IFRS.

The audit report of Deloitte & Touche LLP on the consolidated financial statements of MCG for the year ended 31 December 2005 and the audited consolidated financial statements of MCG for the years ended 31 December 2003 and 31 December 2004, together with audit reports thereon prepared by Deloitte & Touche LLP are incorporated by reference into this document.

Statutory accounts for each of the three years ended 31 December 2005 have been delivered to the Registrar of Companies.

The auditor's report of Deloitte & Touche LLP for each of the three years ended 31 December 2005 was unqualified and did not contain a statement under section 237 (2) or (3) of the Act.

In this Part 8, the term "the Company" refers to Management Consulting Group PLC and the term "the Group" refers to Management Consulting Group PLC and its subsidiary undertakings.

I. Group consolidated income statement for the year ended 31 December 2005

	Note	2005 £000	2004 £000
Continuing operations			
Revenue	3	**129,601**	119,248
Cost of Sales		**(64,847)**	(60,414)
Gross Profit		**64,754**	58,834
Selling costs		**(34,931)**	(30,448)
Administrative expenses		**(16,264)**	(15,950)
Profit from operations		**13,559**	12,436
Investment income	6	**453**	421
Finance costs	6	**(92)**	(455)
Profit before tax	4	**13,920**	12,402
Tax expense	7	**(4,128)**	(3,945)
Profit for the period		**9,792**	8,457
Earnings per share — pence			
From continuing operations			
Basic	9	**5.3**	4.6
Diluted	9	**5.2**	4.5

II. Group consolidated statement of recognised income and expenses for the year ended 31 December 2005

	Note	2005 £000	2004 £000
Exchange differences on translation of foreign operations		**1,488**	(1,745)
Actuarial losses on defined benefit pension fund and medical schemes	17	**(1,646)**	(1,696)
Tax on items taken directly to equity		**825**	—
Net income (expense) recognised directly in equity		**667**	(3,441)
Profit for the period		**9,792**	8,457
Total recognised income and expense for the period		**10,459**	5,016

III. Group consolidated balance sheet as at 31 December 2005

	Note	2005 £000	2004 £000
Non-current assets			
Goodwill	10	**68,278**	66,109
Other intangible assets	11	**418**	392
Property, plant and equipment	12	**1,521**	1,397
Total non-current assets		**70,217**	67,898
Current assets			
Trade and other receivables	14	**16,159**	12,735
Cash and cash equivalents		**21,555**	14,510
Total current assets		**37,714**	27,245
Total assets		**107,931**	95,143
Current liabilities			
Trade and other payables	15	**(28,045)**	(24,222)
Current tax liabilities	16	**(3,959)**	(4,722)
Total current liabilities		**(32,004)**	(28,944)
Net current assets/(liabilities)		**5,710**	(1,699)
Non-current liabilities			
Retirement benefit obligation	17	**(11,869)**	(11,383)
Non-current tax liabilities	16	**(4,674)**	(4,080)
Long-term provisions	18	**(871)**	(1,774)
Non-current accruals		**(581)**	(686)
Total non-current liabilities		**(17,995)**	(17,923)
Total liabilities		**(49,999)**	(46,867)
Net assets		**57,932**	48,276
Equity			
Share capital	19	**47,373**	47,256
Share premium account	20	**38,146**	38,026
Shares to be issued	20	**46**	185
Share compensation reserve	20	**1,256**	616
Own shares held by employee share trust	20	**(1,270)**	(970)
Translation reserve	20	**(257)**	(1,745)
Other reserves	20	**12,747**	12,747
Retained earnings	21	**(40,109)**	(47,839)
Total equity	22	**57,932**	48,276

IV. Group consolidated cash flow statement for the year ended 31 December 2005

	Note	2005 £000	2004 £000
Net cash from operating activities	23	**8,826**	8,242
Investing activities			
Interest received		**323**	206
Acquisition of subsidiaries		**—**	(1,074)
Purchases of property, plant and equipment		**(669)**	(1,061)
Purchases of intangible assets		**(454)**	(377)
Proceeds on disposal of property, plant and equipment		**13**	117
Purchase of own shares		**(181)**	—
Net cash used in investing activities		**(968)**	(2,189)
Financing activities			
Dividends paid	8	**(1,241)**	(925)
Proceeds from issue of shares		**35**	48
Net cash used in financing activities		**(1,206)**	(877)
Net increase in cash and cash equivalents		**6,652**	5,176
Cash and cash equivalents at beginning of year		**14,510**	9,738
Effect of foreign exchange rate changes		**393**	(404)
Cash and cash equivalents at end of the year		**21,555**	14,510

V. Company balance sheet as at 31 December 2005

	Note	2005 £000	2004 £000
Non-current assets			
Investments in subsidiaries	13	**141,224**	103,376
Other intangible assets	11	**73**	28
Property, plant and equipment	12	**355**	371
Total non-current assets		**141,652**	103,775
Current assets			
Trade and other receivables	14	**19,592**	53,594
Cash and cash equivalents		**1,171**	4,836
Total current assets		**20,763**	58,430
Total assets		**162,415**	162,205
Current liabilities			
Trade and other payables	15	**(17,553)**	(21,518)
Current tax liabilities	16	**(394)**	(27)
Total current liabilities		**(17,947)**	(21,545)
Net current assets		**2,816**	36,885
Net assets		**144,468**	140,660
Equity			
Share capital	19	**47,373**	47,256
Share premium account	20	**38,146**	38,026
Shares to be issued	20	**46**	185
Share compensation reserve	20	**1,256**	616
Own shares held by employee share trust	20	**(1,270)**	(970)
Other reserves	20	**1,186**	1,186
Retained earnings	21	**57,731**	54,361
Total equity	22	**144,468**	140,660

VI. Company cash flow statement for the year ended 31 December 2005

	Note	2005 £000	2004 £000
Net cash from operating activities	23	**(2,278)**	(461)
Investing activities			
Interest received		**99**	89
Acquisition of subsidiaries		**—**	(1,074)
Purchases of property, plant and equipment		**(95)**	(401)
Purchases of intangible assets		**(59)**	(28)
Proceeds on disposal of property, plant and equipment		**14**	—
Purchase of own shares		**(181)**	—
Cash advances to subsidiaries		**(7,222)**	(1,761)
Dividends received		**7,589**	6,135
Net cash used in investing activities		**145**	2,960
Financing activities			
Dividends paid	8	**(1,241)**	(925)
Proceeds from issue of shares		**35**	48
Net cash used in investing activities		**(1,206)**	(877)
Net (decrease) in cash and cash equivalents		**(3,339)**	1,622
Cash and cash equivalents at beginning of year		**4,836**	2,988
Effect of foreign exchange rate changes		**(326)**	226
Cash and cash equivalents at end of the year		**1,171**	4,836

1. General information

Management Consulting Group PLC (the Company) is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is given on page 82 of the Audited Report and Accounts for the year ended 31 December 2005. The nature of the Group's operations and its principal activity are set out in note 3 below and in the Financial Review on pages 11 to 15 of the Report and Accounts for the year ended 31 December 2005.

2. Significant accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements.

(a) Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The required disclosures concerning the transition from UK Generally Accepted Accounting Principles (UK GAAP) to IFRS are given in notes 28 and 29. The financial statements have also been prepared in accordance with IFRS adopted for use in the European Union (EU) and therefore comply with Article 4 of the EU International Accounting Standards (IAS) regulation.

The separate financial statements of the Company are presented as required by the Companies Act 1985. As permitted by that Act, the separate financial statements have been prepared in accordance with IFRS. The required disclosures for the restatement of the Company financial statements are given in notes 28 and 30.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below. The principal accounting policies adopted in the preparation of the Company's financial statements are the same as those adopted in the consolidated financial statements except that the Company investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment.

(b) Basis of consolidation

(i) Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. This generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from or to the effective date of acquisition or disposal, respectively.

All inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(ii) Joint ventures

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. The Group combines its share of the joint venture's individual income and expenses, assets and liabilities and cash flow's on a line-by-line basis with similar items in the Group's financial statements. Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture.

(c) *Business combinations*

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for resale which are recognised and measured at fair value less costs to sell.

The interest of minority shareholders in the acquiree is initially the minority's proportion of the net recognised fair value of the assets, liabilities and contingent liabilities.

(d) *Goodwill*

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group's interest in the net fair value of the recognised identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity. Goodwill is tested annually for impairment or when there is indication of impairment and carried at cost less accumulated impairment loss. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Goodwill arising on acquisition before the date of transition to IFRS has been retained at the previous UK GAAP amount subject to being tested for impairment at that date. Goodwill written off to equity prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss and disposal.

(e) *Intangible assets — software*

Acquired computer software licences are capitalised as intangible assets on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives, which do not exceed three years. Costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.

(f) *Property, plant and equipment*

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is charged so as to write off the cost or valuation of assets, less estimated residual value, by equal annual installments over their estimated useful lives of between three and seven years.

(g) *Impairment of tangible and intangible assets*

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped by cash-generating units.

For goodwill each of those cash-generating units represents the Group's investment in each geographic region of operation by each consultancy.

(h) *Cash and cash equivalents*

Cash and cash equivalents comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

(i) *Taxation*

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years or are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which such differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered in the foreseeable future.

Deferred tax is calculated at the tax rates which are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in reserves.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(j) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle that obligation, and the amount has been reliably estimated. Provisions are measured at the present value of the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.

(k) Own shares

The Company shares owned by the employee share trust established in respect of certain share based awards are presented as a reduction of equity.

(l) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided to third parties in the normal course of business, net of discounts, VAT and other sales related taxes. Revenue from services is recognised when services have been provided and the right to consideration has been earned. Revenue includes reimbursement of expenses that are re-billed to clients in connection with certain projects.

(m) Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

(n) Retirement benefit costs

For defined contribution pension schemes, the amount charged to the income statement represents the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

For the closed defined benefit scheme and the closed post-retirement medical benefits plan, the amounts charged to the income statement are the current service costs and gains and losses on settlements and curtailments. Past service costs are recognised immediately in the income statement if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest costs and the expected return on assets are shown as a net amount in other finance costs or credits within interest. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

The defined benefit pension scheme is funded, with the assets of the scheme held separately from those of the Group in separate trustee administered funds. Pension scheme assets are measured at fair value.

Liabilities in relation to the defined benefit pension scheme and the unfunded post-retirement medical benefits plan are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability is presented separately on the face of the balance sheet.

(o) Share-based payments

Share options are awarded to selected employees on a discretionary basis. Awards are measured at their fair value (which is measured using the stochastic pricing model at the date of grant) and is recognised as an employee benefits expense on a straight line basis over the vesting period based on the Group's estimate of shares that will eventually vest and adjusted for the effect of non-market based vesting conditions, with a corresponding increase in the share compensation reserve. The expected life used in the valuation model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The proceeds received net of any directly attributable transaction costs are credited to share capital (in respect of the nominal value) and share premium (in respect of the balance) when the options are exercised.

(p) Foreign currencies

The individual financial statements of each Group entity are drawn up in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in pounds sterling, which is the Company's functional and presentation currency.

In preparing the financial statements, transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign company are not retranslated.

Exchange differences arising on the settlement and retranslation of monetary items are included in the income statement for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in pounds sterling using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rate for the period unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised in the income statement in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(q) Dividend distribution

Dividends to shareholders are recognised as a liability in the Group's financial statements in the period in which the dividends are legally distributable.

3. Business and geographic segments

The Group has one business reporting segment: management consultancy comprising the two consultancies, Proudfoot Consulting and Parson Consulting.

Primary reporting format — geographic segments

The Group operates in three geographic areas — North America, Europe and the Rest of the World. The Group reports segment information on the basis of geographic area, as follows:

(a) Income statement

Year ended 31 December 2005	North America £000	Europe £000	Rest of World £000	Consolidated £000
Revenue				
External sales	79,484	40,701	9,416	129,601
Profit/(loss) from operation before release of indemnity provision	14,103	306	(1,747)	12,662
Release of indemnity provision	—	—	897	897
Profit/(loss) from operations	14,103	306	(850)	13,559
Finance income				361
Profit before tax				13,920
Income tax expense				(4,128)
Profit for the period				**9,792**

Year ended 31 December 2004	North America £000	Europe £000	Rest of World £000	Consolidated £000
Revenue				
External sales	77,656	33,670	7,922	119,248
Profit/(loss) from operations before release of management incentive plan	12,487	66	(874)	11,679
Release provision in respect of management incentive plan	—	—	757	757
Profit/(loss) from operations	12,487	66	(117)	12,436
Finance costs				(34)
Profit before tax				12,402
Income tax expense				(3,945)
Profit for the period				**8,457**

(b) Net Assets

At 31 December 2005	North America	Europe	Rest of World	Consolidated
	£000	£000	£000	£000
Assets				
Goodwill	30,856	37,422	—	68,278
Other segment assets	8,047	6,473	835	15,355
	38,903	43,895	835	83,633
Unallocated corporate assets				24,298
Consolidated total assets				**107,931**
Liabilities				
Segment liabilities	(14,576)	(10,855)	(2,587)	(28,018)
Unallocated corporate liabilities				(21,981)
Consolidated total liabilities				**(49,999)**
Net assets				**57,932**

At 31 December 2004	North America	Europe	Rest of World	Consolidated
	£000	£000	£000	£000
Assets				
Goodwill	27,745	38,364	—	66,109
Other segment assets	7,860	3,302	332	11,494
	35,605	41,666	332	77,603
Unallocated corporate assets				17,540
Consolidated total assets				**95,143**
Liabilities				
Segment liabilities	(12,605)	(8,678)	(2,052)	(23,335)
Unallocated corporate liabilities				(23,532)
Consolidated total liabilities				**(46,867)**
Net assets				**48,276**

(c) *Capital additions, depreciation and amortisation*

Year ended 31 December 2005	North America	Europe	Rest of World	Consolidated
	£000	£000	£000	£000
Capital additions	718	168	83	969
Unallocated corporate additions				154
Total capital additions				1,123
Depreciation and amortisation	781	107	52	940
Unallocated corporate depreciation and amortisation				125
Total depreciation and amortisation				**1,065**

Year ended 31 December 2004	North America	Europe	Rest of World	Consolidated
	£000	£000	£000	£000
Capital additions	857	126	25	1,008
Unallocated corporate additions				430
Total capital additions				1,438
Depreciation and amortisation	742	230	82	1,054
Unallocated corporate depreciation and amortisation				110
Total depreciation and amortisation				**1,164**

The most important foreign currencies for the Group are the US dollar and the Euro. The relevant exchange rates to pounds sterling were:

	2005 Average	2005 Closing	2004 Average	2004 Closing
£1 = US$	**1.82**	**1.72**	1.83	1.92
£1 = Euro	**1.46**	**1.45**	1.47	1.41

4. Profit before tax

Profit before tax has been arrived at after charging/(crediting) the following:

	2005	2004
	£000	£000
Net foreign exchange gains	**(120)**	(29)
Amortisation of intangible assets	**461**	346
Depreciation of property, plant and equipment	**604**	818
Staff costs (note 5)	**70,953**	65,816
Release of indemnity provision	**(897)**	—
Release of provision in respect of management incentive plan	**—**	(757)
Auditor's remuneration for audit services	**310**	290

A more detailed analysis of auditor's remuneration on a worldwide basis is provided below:

Auditor's remuneration	2005	2005	2004	2004
	£000	%	£000	%
Audit services	**310**	**55**	290	56
Other assurance services	**55**	**9**	37	7
Tax services				
Compliance services	**152**	**27**	121	24
Advisory services	**53**	**9**	68	13
	205	**36**	189	37
Total auditor's remuneration	**570**	**100**	**516**	**100**

Company audit fees, included above were £32,000 (2004: £30,000).

Fees for other assurance services principally comprise £18,000 (2004: £22,000) for the audit of the US pension scheme and accounting advice. A description of the work of the Audit Committee is set out in

the Report of the Audit and Risk Committee on page 29 of the Report and Accounts for the year ended 31 December 2005 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors.

5. Staff numbers and costs

The average number of persons employed by the Group (including executive directors) during the year, analysed by category, was as follows:

	2005	2004
Sales and marketing	**201**	183
Consultants	**459**	454
Support staff	**136**	120
	796	757

The aggregate payroll costs of these persons were as follows:

	2005	2004
	£000	£000
Wages and salaries	**62,936**	58,670
Social security costs	**6,932**	6,346
Other pension costs	**1,085**	800
	70,953	65,816

A charge of £nil (2004: £1,000) was included in the operating results in respect of the current cost of the closed US retirement benefit schemes (see note 17). Wages and salaries includes £640,000 (2004: £439,000) relating to charges in respect of share options.

6. Investment income/(finance costs)

	2005	2004
	£000	£000
Investment income		
Interest receivable on bank deposits and similar income	**453**	421
Finance costs		
Interest payable on bank overdrafts and loans and similar charges	**(10)**	(183)
Net finance charge on retirement benefits plans (see note 17)	**(82)**	(272)
	(92)	(455)

7. Tax expense

	2005	2004
	£000	£000
Tax in respect of current year		
UK corporation tax	**500**	127
Foreign tax	**4,899**	3,828
Deferred tax	**(43)**	(500)
	5,356	3,455
Prior year taxation	**(1,228)**	490
	4,128	3,945

UK corporation tax is calculated at 30% (2004: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The charge for the year can be reconciled to the profit per the income statement as follows:

	2005	2004
	£000	£000
Profit before tax	**13,920**	12,402
Tax at the average tax rate applicable across the group of 36% (2004: 38%)	**5,011**	4,713
Net tax effect of unrelieved losses	**1,967**	1,660
Net tax effect of permanent differences and other	**(1,622)**	(2,918)
Prior year items	**(1,228)**	490
Tax expense for the year	**4,128**	3,945
Effective tax rate for the year	**30%**	32%

8. Dividends

	2005	2004
	£000	£000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2004 of 0.67p (2003: 0.5p) per share	1,241	925

Dividends are not payable on shares held in the employee share trust which has waived its entitlement to dividends. The amount of the dividend waived in 2005 (in respect of the year ended 31 December 2004) was £26,000 (2004: £19,000). The directors recommend the payment of a final dividend in respect of 2005 of 0.8 pence per share to be paid on 5 June 2006 to ordinary shareholders on the register on 19 May 2006. The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

9. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	2005	2004
	£000	£000
Earnings		
Earnings for the purpose of basic earnings per share and diluted earnings per share being net profit attributable to equity holders of the parent	**9,792**	8,457
Number of shares	**Number (million)**	**Number (million)**
Weighted average number of ordinary shares for the purposes of basic earnings per share	**185.2**	185.0
Effect of dilutive potential ordinary shares:		
— Share options	**1.4**	1.8
— Long term incentive plan	**0.2**	—
Weighted average number of ordinary shares for the purposes of diluted earnings per shares	186.8	186.8
	Pence	**Pence**
Basic earnings per share	**5.3**	4.6
Diluted earnings per share	**5.2**	4.5

The average share price for the year ended 31 December 2005 was 51.5 pence (2004: 41.3 pence).

10. Goodwill

	Group
	£000
Goodwill	
Cost and carrying amount	
At 1 January 2005	66,109
Exchange differences	2,169
At 31 December 2005	**68,278**

Goodwill acquired in a business combination is allocated to the cash-generating units (CGU) that are expected to benefit from that business combination. The carrying amount of goodwill has been allocated as follows:

	2005	2004
	£000	£000
Parson Consulting	**30,856**	27,745
Proudfoot Consulting Europe	**37,422**	38,364
	68,278	66,109

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGU are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to contribution during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU.

The Group prepares cash flow forecasts based on the most recent financial budgets approved by management. The cash flows are extrapolated based on long-term industry wide revenue growth assumptions of 5% and contribution rates which are consistent with past experience and industry norms.

The rate used to discount the forecast cash flows for each CGU is 9%.

11. Other intangible assets

Capitalised software costs	Group	Company
	£000	£000
Cost		
At 1 January 2005	2,336	147
Addition	454	59
Exchange differences	258	—
Eliminated on disposals	(6)	(2)
At 31 December 2005	**3,042**	**204**
Amortisation		
At 1 January 2005	1,944	119
Charge for the year	461	14
Exchange differences	219	—
Eliminated on disposal	—	(2)
At 31 December 2005	**2,624**	**131**
Carrying amount		
At 31 December 2005	**418**	**73**
At 31 December 2004	392	28

The amortisation period for capitalised software costs is three years or the life of the software contract if shorter.

12. Property, plant and equipment

Fixtures, fittings and equipment	Group £000	Company £000
Cost		
At 1 January 2005	2,229	494
Additions	669	95
Exchange differences	308	—
Eliminated on disposal	(323)	56
At 31 December 2005	**2,883**	**533**
Accumulated depreciation		
At 1 January 2005	832	123
Charge for the year	604	111
Exchange difference	202	—
Eliminated on disposal	(276)	(56)
At 31 December 2005	**1,362**	**178**
Carrying amount		
At 31 December 2005	1,521	355
At 31 December 2004	1,397	371

13. Investments held as fixed assets

Company

Investment in Group companies	Shares £000	Loans £000	Total £000
At 1 January 2005	102,426	950	103,376
Repayment of loans to subsidiaries	—	(950)	(950)
Additions	38,670	128	38,798
At 31 December 2005	**141,096**	**128**	**141,224**

Shares are stated net of provisions of £6,655,000 (2004: £6,655,000) against impairment in value. Additions in the year represent capitalisation of amounts owed by Group undertakings. The cost of shares in Group companies includes the related costs of acquisitions.

Details of the Company's principal subsidiary undertakings are set out in note 27.

14. Trade and other receivables

	Group		Company	
	2005 £000	2004 £000	2005 £000	2004 £000
Trade receivables	**11,269**	7,121	**—**	—
Amounts owed by Group undertakings	**—**	—	**19,235**	53,248
Other receivables	**1,375**	1,525	**85**	89
Taxation recoverable	**175**	204	**—**	—
Deferred tax assets (note 16)	**1,358**	2,161	**137**	80
Prepayments and accrued income	**1,982**	1,724	**135**	177
	16,159	12,735	**19,592**	53,594

Credit risk

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and clients.

Debtor days at the year end were 18 days (2004: 16 days). No interest was charged on receivables. The directors consider that the carrying value of trade and other receivables approximates to their fair value.

15. Trade and other payables

	Group		Company	
	2005	2004	2005	2004
	£000	£000	£000	£000
Trade payables	**1,809**	1,708	**181**	64
Amounts owed by Group undertakings	—	—	**12,871**	16,273
Other taxes and social security	**2,407**	2,066	**284**	287
Other payables	**144**	7	**6**	7
Deferred income	**2,878**	1,966	—	—
Accruals	**20,807**	18,475	**4,211**	4,887
	28,045	24,222	**17,553**	21,518

Trade and other payables principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 15 days (2004: 15 days).

The directors consider that the carrying amount of trade payables approximates to their fair value.

16. Tax assets and liabilities

	Group		Company	
	2005	2004	2005	2004
	£000	£000	£000	£000
Current tax liabilities	**3,959**	4,722	**394**	27
Non-current tax liabilities				
Tax liabilities	**1,859**	1,859	—	—
Deferred tax liabilities	**2,815**	2,221	—	—
	4,674	4,080	—	—
Total tax liabilities	**8,633**	8,802	**394**	27

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current year.

Group

Deferred tax assets	Tax Losses	Other	Total
	£000	£000	£000
At 1 January 2005	2,001	160	2,161
Charge to income	(2,000)	—	(2,000)
Credit to income	1,100	97	1,197
At 31 December 2005	**1,101**	**257**	**1,358**

Deferred tax liabilities	Profits taxable in future years	Goodwill	Other	Total
	£000	£000	£000	£000
At 1 January 2005	1,111	920	190	2,221
Transfer to corporation tax creditor	(561)	—	—	(561)
Charge to income	550	795	—	1,345
Credit to income	—	—	(190)	(190)
At 31 December 2005	**1,100**	**1,715**	**—**	**2,815**

Additionally the Group has potential unrealised deferred tax assets at the year end of approximately £25 million (2004: £23 million) in respect of tax losses. The tax losses are partly not yet agreed with tax

authorities and/or may be subject to adjustment on tax audits. Consequently, they are subject to uncertain and unquantifiable adjustments. Due to these uncertainties, and uncertainty as to the likely jurisdictions of future profits against which the losses can be offset, the deferred tax asset recognised is limited to the amount stated above.

17. Retirement benefit obligations

Defined contribution scheme

The Group operates a number of defined contribution pension schemes throughout the world. The total cost charged to income in respect of defined contribution schemes was £1,085,000 (2004: £800,000), representing contributions payable to these schemes by the Group at rates specified in the rules of the plans.

Defined benefit schemes

In the United States the Group operates a closed defined benefit pension scheme and a closed unfunded plan which provides benefits in respect of post-retirement medical costs.

The funded US defined benefits pension scheme was closed to new entrants with effect from 1 February 2001 and further benefit accruals ceased for all members with effect from 31 December 2001. The US medical benefits plan applies only to certain former employees who retired prior to 30 September 1995 and to the post-retirement medical costs of a small number of current and former employees who were employed at that date.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at 31 December 2005 by Mike Von Behren and Julie Porcelli of Mercer Human Resource Consulting who meet the Qualification Standards of the American Academy of Actuaries to render the actuarial opinion contained in this report. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method. The principal assumptions used for the recent actuarial valuations were:

	2005	2004
	%	%
Rate of increase in salaries	**not applicable**	not applicable
Expected long term return on scheme assets	**8.00**	8.00
Discount rate	**5.50**	5.75
General inflation assumption	**3.00**	3.00

In addition, the mortality assumptions were updated during 2005 resulting in an increase in the estimated future liabilities. There are neither guaranteed nor discretionary increases to benefits after retirement.

(a) Amounts recognised in finance costs in respect of these defined benefit schemes are as follows:

	2005	2004
	£000	£000
US defined benefit pension scheme		
Expected return on pension scheme assets	**2,039**	1,764
Interest on pension scheme liabilities	**(2,056)**	(1,968)
	(17)	(204)
US medical benefit plan		
Interest on plan liabilities	**(65)**	(68)
Net finance charges	**(82)**	(272)

Actuarial gains and losses have been reported in the statement of recognised income and expense.

The actual return on scheme assets was £1,762,000 (2004: £2,332,000).

(b) The amount included in the balance sheet arising from the Group's obligations in respect of the US defined benefit pension scheme and medical benefits plan is as follows:

	2005	2004
	£000	£000
Present value of defined benefit obligations	**(41,915)**	(35,770)
Fair value of scheme assets	**30,046**	24,387
Liability recognised in the balance sheet	**(11,869)**	(11,383)
Defined benefit pension scheme (note 17(e)(i))	**(10,863)**	(10,262)
Medical benefit plan (note 17(e)(ii))	**(1,006)**	(1,121)
	(11,869)	(11,383)

(c) Movements in balance sheet amounts

Changes in the present value of the defined benefit obligations are as follows:

	2005	2004
	£000	£000
Opening defined benefit obligation	**(35,770)**	(35,586)
Service cost	**—**	(1)
Interest cost	**(2,121)**	(2,037)
Actuarial losses	**(1,369)**	(2,263)
Exchange differences	**(4,226)**	2,583
Benefits paid	**1,571**	1,534
Closing defined benefit obligation	**(41,915)**	(35,770)

Changes in the fair values of the plan assets are as follows:

	2005	2004
	£000	£000
Opening fair value of plan assets	**24,387**	22,373
Expected return	**2,039**	1,765
Actuarial (losses)/gains	**(277)**	567
Contributions by employer	**2,528**	2,912
Exchange differences	**2,940**	(1,696)
Benefits paid	**(1,571)**	(1,534)
Closing fair value of plan assets	**30,046**	24,387
Net retirement benefit obligation	**(11,869)**	(11,383)

(d) The fair value of plan assets as at the balance sheet date and the expected rate of return are analysed as follows:

	Expected return	2005	Expected return	2004
	%	£000	%	£000
Equities	**9.0**	**20,954**	9.0	17,099
Bonds	**5.5**	**8,317**	5.5	6,903
Cash		**775**		385
	8.0	**30,046**	8.0	24,387

(e) History of experience gains and losses

(i) US defined pension scheme

The five-year history of experience adjustments in relation to the US defined benefit pension scheme is as follows:

	2005	2004	2003	2002	2001
	£000	£000	£000	£000	£000
Present value of defined benefit obligations	**(40,909)**	(34,649)	(34,232)	(34,077)	(34,151)
Fair value of scheme assets	**30,046**	24,387	22,374	20,569	26,846
Deficit in the scheme	**(10,863)**	(10,262)	(11,858)	(13,508)	(7,305)
Experience adjustments on scheme liabilities					
Amount	**86**	(123)	(136)	(1,001)	(432)
Percentage of scheme liabilities	**0.2%**	(0.4%)	(0.4%)	(2.9%)	(1.3%)
Experience adjustments on scheme assets					
Amount	**(277)**	567	2,973	(5,214)	(4,931)
Percentage of scheme assets	**(0.9%)**	2.3%	13.3%	(25.3%)	(18.4%)

The estimated amounts of contributions expected to be paid to the scheme during the current financial year is £2.5 million.

(ii) US medical benefit plan

The five year history of experience adjustments in relation to the US medical plan is as follows:

	2005	2004	2003	2002	2001
	£000	£000	£000	£000	£000
Present value of plan liabilities	**(1,006)**	(1,121)	(1,355)	(3,782)	(4,907)
Experience adjustments of plan liabilities	**210**	123	302	477	649
Percentage of the plan liabilities	**20.90%**	11.0%	22.3%	12.6%	13.2%

18. Long-term provisions

	£000
At 1 January 2005	1,774
Utilised	(36)
Released	(897)
Foreign exchange movement	30
At 31 December 2005	**871**

The provisions primarily relate to liabilities assumed on discontinued businesses and obligations to former employees of the Group.

There are no provisions held by the Company.

19. Share capital

(a) Called up share capital

	2005	2004
	£000	£000
Authorised 300 million (2004: 300 million) shares of 25p each	**75,000**	75,000
Allotted, called up and fully paid: 189,493,412 (2004: 189,024,358) shares of 25p each	**47,373**	47,256

Shares issued in the year were:

	Number	Nominal Value	Consideration
		£000	£000
At 1 January 2005	189,024,358	47,256	
Issued to the employee share trust	333,049	83	202
Employee share options exercised (note 19(b))	136,005	34	35
At 31 January 2005	**189,493,412**	**47,373**	**237**

The company has one class of ordinary shares which carry no right to fixed income.

(b) Share options

At 31 December 2005, there were options outstanding to subscribe for new ordinary shares of 25 pence each as set out below. The number of options outstanding at the previous year end over new ordinary shares was 13,075,885.

Option grant date	Number of shares under option	Exercise price (pence)	Exercisable not earlier than
The Closed Schemes			
March 1996	133,904	29.13	March 1999
October 1996	442,911	25.00	October 1999
The 1998 Scheme			
September 1999	540,762	25.00	September 2002
March 2000	2,027,090	29.85	March 2003
March 2003	3,163,370	39.50	March 2006
March 2004	4,041,362	36.25	March 2007
March 2005	3,753,604	59.75	March 2008
Total	14,103,003		

The total shareholder return performance conditions, relating to the share options exercisable in March 2006 are not likely to be achieved so the options are not likely to vest.

In March 2005, 3,970,004 options over new ordinary shares were granted at a price of 59.75 pence per share. The following options over new ordinary shares were exercised during the year:

Granted	Number	Nominal value £	Consideration £
March 1996	16,501	4,125	4,806
October 1996	16,501	4,125	4,125
September 1999	103,003	25,751	25,751
	136,005	34,001	34,682

During the year, options over 2,806,881 new ordinary shares lapsed. Share options under the Closed Scheme and the 1998 Scheme expire ten years after the date of the grant.

The total subscription price if all share options over new shares are exercised is £5,847,000 (2004: £5,134,000).

The above amounts exclude options over 2,250,750 shares (2004: 1,696,720 shares) which are already in issue and are owned by an employee trust.

The fair value of options granted was determined using the stochastic valuation model. An expense of £640,000 has been recognised in the period in respect of the share options granted (2004, £439,000). The cumulative share compensation reserve at 31 December 2005 is £1,256,000 (2004: £616,000).

The inputs into the stochastic valuation model for the 2005 option are as follows:

	3 year vesting	5 year vesting
Fair value of option	26 pence	31 pence
Exercise price and share price on date of grant	59.75 pence	59.75 pence
Expected life	5 years	7 years
Expected volatility	54.9%	62.7%
Performance condition discount	9.5%	13.8%
Risk free rate	4.79%	4.79%
Expected dividend yield	1.12%	1.12%

The inputs into the stochastic valuation model for the 2004 options are as follows:

	3 year vesting	5 year vesting
Fair value of option	18 pence	19 pence
Exercise price and share price on date of grant	36.25 pence	36.25 pence
Expected life	5 years	7 years
Expected volatility	66.0%	67.0%
Performance condition discount	9.4%	14.6%
Risk free rate	4.66%	4.71%
Expected dividend yield	1.38%	1.38%

The inputs into the stochastic valuation model for the 2003 options are as follows:

	3 year vesting	5 year vesting
Fair value of option	19 pence	21 pence
Exercise price and share price on date of grant	39.50 pence	39.50 pence
Expected life	5 years	7 years
Expected volatility	64.8%	66.0%
Performance condition discount	10.0%	14.4%
Risk free rate	4.04%	4.21%
Expected dividend yield	1.27%	1.27%

20. Equity

Group

	Share premium account	Shares to be issued	Share compensation reserve	Own shares held by employee share trust	Currency translation reserve
	£000	£000	£000	£000	£000
At 1 January 2004	38,009	2,166	177	(970)	—
Currency translation differences	—	—	—	—	(1,745)
Share compensation expense	—	—	439	—	—
Deferred consideration issued	—	(27)	—	—	—
Management incentive plan	—	(817)	—	—	—
Adjustment to deferred consideration	10	(1,137)	—	—	—
Share option schemes	7	—	—	—	—
At 31 December 2004	38,026	185	616	(970)	(1,745)
At 1 January 2005	38,026	185	616	(970)	(1,745)
Currency translation differences	—	—	—	—	1,488
Share compensation expense	—	—	640	—	—
Management incentive plan	—	(139)	—	83	—
Shares issued to employee share trust	119	—	—	(202)	—
Purchase of shares	—	—	—	(181)	—
Share option schemes	1	—	—	—	—
At 31 December 2005	**38,146**	**46**	**1,256**	**(1,270)**	**(257)**

	Merger reserve	Statutory reserves of subsidiary undertakings	Capital redemption reserve	Total other reserves
	£000	£000	£000	£000
At 1 January 2004, 1 January 2005 and 31 December 2005	**5,683**	**5,878**	**1,186**	**12,747**

Company

	Share premium account	Shares to be issued	Share compensation reserve	Own shares held by employee share trust	Capital redemption reserve
	£000	£000	£000	£000	£000
At 1 January 2004	38,009	2,166	177	(970)	1,186
Share compensation expense	—	—	439	—	—
Deferred consideration issued	—	(27)	—	—	—
Management incentive plan	—	(817)	—	—	—
Adjustment to deferred consideration	10	(1,137)	—	—	—
Share option schemes	7	—	—	—	—
At 31 December 2004	38,026	185	616	(970)	1,186
At 1 January 2005	38,026	185	616	(970)	1,186
Share compensation expense	—	—	640	—	—
Management incentive plan	—	(139)	—	83	—
Shares issued to employee share trust	119	—	—	(202)	—
Purchase of shares	—	—	—	(181)	—
Share option schemes	1	—	—	—	—
At 31 December 2005	**38,146**	**46**	**1,256**	**(1,270)**	**1,186**

Shares to be issued comprise the estimated value of shares that may be issued under the Management Incentive Plan.

The share compensation reserve represents the credit arising from the charge for share options.

Own shares held by the employee share trust represents 4,197,374 shares (2004: 3,879,584 shares) issued at a value of £1,270,000 (2004: £970,000)

21. Retained earnings

	Group		Company	
	2005	**2004**	**2005**	**2004**
	£000	**£000**	**£000**	**£000**
At 1 January	**(47,839)**	(53,675)	**54,361**	55,141
Net profit for the year	**9,792**	8,457	**4,611**	145
Dividends paid	**(1,241)**	(925)	**(1,241)**	(925)
Actuarial loss related to retirement benefit schemes	**(1,646)**	(1,696)	**—**	—
Tax on items taken directly to equity	**825**	—	**—**	—
At 31 December	**(40,109)**	(47,839)	**57,731**	54,361

In accordance with Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The consolidated income statement for the financial year includes a profit of £4,611,000 (2004: £145,000) dealt with in the financial statements of the Company.

22. Statement of changes in equity

	Group		Company	
	2005	**2004**	**2005**	**2004**
	£000	**£000**	**£000**	**£000**
At 1 January	**48,276**	45,652	**140,660**	142,907
Dividends paid	**(1,241)**	(925)	**(1,241)**	(925)
Profit for the period	**9,792**	8,457	**4,611**	145
Own shares purchased for deferred share awards	**(181)**	—	**(181)**	—
Issue of share capital				
Exercise of share options	**35**	48	**35**	48
Movement in compensation expense	**640**	439	**640**	439
Adjustment to deferred consideration	**—**	(1,137)	**—**	(1,137)
Movement in reserve for management incentive plan	**(56)**	(817)	**(56)**	(817)
Other recognised income and expense	**667**	(3,441)	**—**	—
At 31 December	**57,932**	48,276	**144,468**	140,660

23. Notes to the cash flow statement

	Group 2005	Group 2004	Company 2005	Company 2004
	£000	£000	£000	£000
Profit/(loss) from operations	**13,559**	12,436	**(2,511)**	(7,072)
Adjustments for:				
Depreciation of property, plant and equipment	**604**	818	**111**	63
Amortisation of intangible assets	**462**	346	**14**	25
Gain on disposal of plant and equipment	**14**	—	**15**	—
Management incentive plan	**(56)**	(757)	**(56)**	(757)
Adjustment for pension funding	**(2,528)**	(2,911)	**—**	—
Adjustment for share options charge	**640**	439	**640**	439
(Decrease)/Increase in provisions	**(903)**	(110)	**—**	3,536
Operating cash flows before movements in working capital	**11,792**	10,261	**(1,787)**	(3,766)
(Increase)/Decrease in receivables	**(4,153)**	(4,053)	**(285)**	191
Increase/(Decrease) in payables	**3,911**	5,840	**(208)**	3,114
Cash generated by operations	**11,550**	12,048	**(2,280)**	(461)
Income taxes (paid)/received	**(2,724)**	(3,806)	**2**	—
Net cash from operating activities	**8,826**	8,242	**(2,278)**	(461)

24. Financial instruments

Details of the Group's objectives and strategies with regard to financial instruments are set out in the Financial Review. The disclosures set out below exclude short-term debtors and creditors. The amounts disclosed reflect the book value and fair value of the Group's financial instruments.

Interest rate and currency profile of financial instruments at the year end

Finance assets	2005	2004
Currency	Floating rate	Floating rate
	£000	£000
Sterling	**1,102**	884
US Dollar	**16,789**	11,870
Euro	**2,079**	932
Other	**1,585**	824
	21,555	14,510

The cash and short-term deposits attract interest rates based on LIBOR for periods of up to three months.

25. Operating lease arrangements

Group	2005	2004
	£000	£000
Minimum lease payments under operating leases recognised in the income statement for the year	**1,961**	2,123

At the balance sheet date, the Group has aggregate outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

Group	2005		2004	
	Land and buildings	Other	Land and buildings	Other
	£000	£000	£000	£000
Within one year	**1,690**	**30**	1,486	165
In the second to fifth years inclusive	**5,483**	**31**	5,028	28
After five years	**1,517**	**4**	1,999	—
	8,690	**65**	8,513	193

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are negotiated for an average term of six year and rentals are fixed for an average of one year.

26. Related party transactions

Group

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. Except as disclosed below, no Group company entered into a transaction with a related party that is not a member of the Group.

Remunerations of key management personnel

The aggregate remuneration of the key management personnel of the Group, is set out below. Further information about the remuneration of individual directors is provided in the audited part of the Directors' Remuneration Report on pages 30 to 36 of the Report and Accounts for the year ended 31 December 2005.

	2005	2004
	£000	£000
Short-term employee benefits	**2,331**	2,750
Post-employment benefits	**146**	153
Other long-term benefits	**163**	—
Share based payments	**172**	129
	2,812	3,032

During the year, the Group entered into the following transactions with related parties:

Parson Consulting LLC paid £4,123 to JP Enterprises, Inc for rental of office space. Mr Bolduc, a director of the Company, is the majority shareholder and director of JP Enterprises, Inc.

27. Principal subsidiary undertakings

At 31 December 2005, the Company had the following principal subsidiary undertakings engaged in the provision of management consultancy services. The shareholdings were 100% of the subsidiary undertakings' ordinary shares and were held indirectly, except where otherwise indicated.

	Countries of incorporation/operation
Proudfoot Consulting Company	USA
Proudfoot Consulting Inc	Canada
Proudfoot Consulting (Europe) Limited*	Great Britain
Proudfoot Consulting GmbH	Germany
Proudfoot Consulting S.A.S.	France
Proudfoot Consulting GmbH	Austria
Proudfoot Consulting S.A.	Spain
Proudfoot South Africa (Pty) Ltd	South Africa/Africa
Proudfoot Company Management Services GmbH (trading as Proudfoot Consulting)	Switzerland/Australia, New Zealand, Hong Kong
Parson Consulting LLC	USA
Parson Consulting Limited*	Great Britain
Parson Consulting S.A.S.	France
Parson Consulting Pty Limited	Australia

* *Held directly*

A full list of subsidiary and other related companies will be annexed to the next annual return of Management Consulting Group PLC to be filed with the Registrar of Companies.

28. Restatement of financial information under International Financial Reporting Standards

This is the first year that the Company has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRS was therefore 1 January 2004.

The standards giving rise to changes to the Group's consolidated results on transition from UK GAAP to IFRS and their financial impact are as follows:

IFRS 2 Share-based Payment

Under IFRS 2, the Group recognises a charge for the fair value of outstanding share options granted to employees after 7 November 2002. The charge has been calculated using the stochastic option pricing model and the resulting cost has been charged to the income statement over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting. There was no charge to the profit and loss account in 2004 under UK GAAP in relation to share options granted to employees. The impact of IFRS 2 is a reduction in retained earnings as at 1 January 2004 of £0.2 million and a pre-tax charge of £0.4 million for the year ended 31 December 2004. A deferred tax asset of £0.2 million was recorded in the year ended 31 December 2004 in relation to the share option scheme.

IFRS 3 Business Combinations

Under IFRS, goodwill is no longer amortised but held at carrying value in the balance sheet and tested annually for impairment (with a specific requirement to be tested at the date of transition) and when there are indications of impairment. The goodwill amortisation under UK GAAP of £3.8 million charged during the year has been reversed under IFRS. All goodwill has been tested for impairment for the year ended 31 December 2004 and at the transition date in accordance with IFRS, and no adjustment was deemed necessary. A deferred tax liability of £0.9 million has been recorded in the year ended 31 December 2004 relating to the temporary difference arising as the goodwill deductible for overseas tax purposes is no longer subject to amortisation under IFRS (IAS 12 Income Taxes).

Under the transitional rules of IFRS 1, the Group has taken advantage of the option not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result, goodwill arising from past business combinations is recorded initially in the opening balance sheet at the amortised carrying value under UK GAAP on that date.

IAS 10 Events after the Balance Sheet Date

IAS 10 requires that dividends are recognised in the period in which they are declared. This is different to UK GAAP where the proposed dividend is recognised in the profit and loss account. The final proposed dividend for 2003 of £0.9 million has been reversed out of the opening balance sheet and

recorded at the amount paid in the year ended 31 December 2004. Similarly, the final proposed dividend for 2004 of £1.2 million has been reversed from the income statement.

IAS 19 Other Long-term Benefits

Deferred employee bonuses awarded in respect of the year ended 31 December 2004 but not payable in cash and shares until 31 December 2007, are accounted for under IAS 19 as deferred long-term benefits, and will be expensed to the income statement over the subsequent three year deferral period under IFRS. Under UK GAAP they are charged in full to the profit and loss account in 2004. This results in a credit to the 2004 income statement of £0.5 million, included in "Other adjustments", and a corresponding reduction in liabilities at 31 December 2004. Deferred tax of £0.2 million was provided in the year ended 31 December 2004 under IFRS in respect of the deferred employee bonuses.

IAS 38 Intangible Assets

IAS 38 requires computer software costs, including development costs, to be classified as intangible assets. Capitalised software of £0.4 million is reclassified at 31 December 2004 as intangible assets, which continue to be amortised over three years or the life of the software contract if shorter. The opening balance sheet under IFRS includes a similar reclassification of £0.4 million.

IAS 21 The Effects of Changes in Foreign Exchange

Under IFRS, translation differences arising from the date of transition to IFRS that are permitted to be taken to reserves must be tracked in a separate foreign exchange reserve. Foreign exchange taken to reserves relating to translation of foreign equity investments must be recycled to the income statement on disposal of the investment.

The Group has elected to take the exemption, permitted under the transitional rules, of not applying IAS 21 retrospectively: this has allowed the Group to reset to zero its historic foreign exchange reserve at 1 January 2004 of £12.3 million by means of a reclassification to retained earnings. The gain or loss on any subsequent disposal of a foreign subsidiary will be adjusted only by those accumulated translation adjustments arising after 1 January 2004.

29. Restatement of Group financial information under International Financial Reporting Standards

(a) Reconciliation of income for the year ended 31 December 2004

	Previously reported under UK GAAP	IFRS 2 Share based payment	IFRS 3 Business combinations	IAS 10 Dividend	Other	Restated under IFRS
	£000	£000	£000	£000	£000	£000
Revenue	**119,248**	—	—	—	—	**119,248**
Cost of sales	(60,270)	(144)	—	—	—	(60,414)
Gross profit	**58,978**	**(144)**	—	—	—	**58,834**
Selling costs	(30,362)	(86)	—	—	—	(30,448)
Goodwill amortisation	(3,792)	—	3,792	—	—	—
Administrative expenses excluding goodwill amortisation	(16,275)	(209)	—	—	534	(15,950)
Operating profit	**8,549**	**(439)**	**3,792**	—	**534**	**12,436**
Finance costs	(34)	—	—	—	—	(34)
Profit before tax	**8,515**	**(439)**	**3,792**	—	**534**	**12,402**
Tax	(2,995)	160	(920)	—	(190)	(3,945)
Retained profit after tax	**5,520**	**(279)**	**2,872**	—	**344**	**8,457**
Dividends	(1,221)	—	—	296	—	(925)
Profit for the period	**4,299**	**(279)**	**2,872**	**296**	**344**	**7,532**
Earnings per share — basic	**3.0p**					**4.6p**
Earnings per share — diluted	**3.0p**					**4.5p**

(b) Reconciliation of equity as at 1 January 2004 (date of transition to IFRS)

	Previously reported under UK GAAP	IFRS 2 Share based payment	IAS 10 Dividends	IAS 38 Intangible assets	IAS 21 Foreign exchange reserve	Restated under IFRS
	£000	£000	£000	£000	£000	£000
Non-current assets						
Goodwill	69,206	—	—	—	—	69,206
Other intangible assets	—	—	—	390	—	390
Property, plant and equipment	1,649	—	—	(390)	—	1,259
Total non-current assets	70,855	—	—	—	—	70,855
Current assets						
Trade and other receivables	7,910	—	—	—	—	7,910
Cash and cash equivalents	9,738	—	—	—	—	9,738
Total current assets	17,648	—	—	—	—	17,648
Total assets	**88,503**	**—**	**—**	**—**	**—**	**88,503**
Current liabilities						
Trade and other payables	(19,084)	—	—	—	—	(19,084)
Dividend to shareholders	(944)	—	944	—	—	—
Current tax liabilities	(3,987)	—	—	—	—	(3,987)
Total current liabilities	(24,015)	—	944	—	—	(23,071)
Net current assets/(liabilities)	**(6,367)**	**—**	**944**	**—**	**—**	**(5,423)**
Non-current liabilities						
Retirement benefits obligation	(13,213)	—	—	—	—	(13,213)
Non-current tax liabilities	(3,655)	—	—	—	—	(3,655)
Long-term provisions	(1,884)	—	—	—	—	(1,884)
Non-current accruals	(1,028)	—	—	—	—	(1,028)
Total non-current liabilities	(19,780)	—	—	—	—	(19,780)
Total liabilities	**(43,795)**	**—**	**944**	**—**	**—**	**(42,851)**
Net assets	**44,708**	**—**	**944**	**—**	**—**	**45,652**
Equity						
Share capital	47,198	—	—	—	—	47,198
Share premium account	38,009	—	—	—	—	38,009
Shares to be issued	2,166	—	—	—	—	2,166
Share compensation reserve	—	177	—	—	—	177
Own shares held by employee share trust	(970)	—	—	—	—	(970)
Translation reserve	(12,338)	—	—	—	12,338	—
Other reserves	12,747	—	—	—	—	12,747
Retained earnings	(42,104)	(177)	944	—	(12,338)	(53,675)
Total equity	**44,708**	**—**	**944**	**—**	**—**	**45,652**

(c) Balance sheet as at 31 December 2004

	Previously reported under UK GAAP	IFRS 2 Share based payment	IFRS 3 Business combinations	IAS 10 Dividends	IAS 38 Intangible assets	IAS 21 Foreign exchange reserve	Other	Restated under IFRS
	£000	£000	£000	£000	£000	£000	£000	£000
Non-current assets								
Goodwill	62,317	—	3,792	—	—	—	—	66,109
Other intangible assets	—	—	—	—	392	—	—	392
Property, plant and equipment	1,789	—	—	—	(392)	—	—	1,397
Total non-current assets	64,106	—	3,792	—	—	—	—	67,898
Current assets								
Trade and other receivables	12,575	160	—	—	—	—	—	12,735
Cash and cash equivalents	14,510	—	—	—	—	—	—	14,510
Total current assets	27,085	160	—	—	—	—	—	27,245
Total assets	**91,191**	**160**	**3,792**	**—**	**—**	**—**	**—**	**95,143**
Current liabilities								
Trade and other payables	(24,756)	—	—	—	—	—	534	(24,222)
Dividend to shareholders	(1,240)	—	—	1,240	—	—	—	—
Current tax liabilities	(4,722)	—	—	—	—	—	—	(4,722)
Total current liabilities	(30,718)	—	—	1,240	—	—	534	(28,944)
Net current assets/(liabilities)	**(3,633)**	**160**	**—**	**1,240**	**—**	**—**	**534**	**(1,699)**
Non-current liabilities								
Retirement benefits obligation	(11,383)	—	—	—	—	—	—	(11,383)
Non-current tax liabilities	(2,970)	—	(920)	—	—	—	(190)	(4,080)
Long-term provisions	(1,774)	—	—	—	—	—	—	(1,774)
Non-current accruals	(686)	—	—	—	—	—	—	(686)
Total non-current liabilities	(16,813)	—	(920)	—	—	—	(190)	(17,923)
Total liabilities	**(47,531)**	**—**	**(920)**	**1,240**	**—**	**—**	**344**	**(46,867)**
Net assets	**43,660**	**160**	**2,872**	**1,240**	**—**	**—**	**344**	**48,276**
Equity								
Share capital	47,256	—	—	—	—	—	—	47,256
Share premium account	38,026	—	—	—	—	—	—	38,026
Shares to be issued	185	—	—	—	—	—	—	185
Share compensation reserve	—	616	—	—	—	—	—	616
Own shares held by employee share trust	(970)	—	—	—	—	—	—	(970)
Translation reserve	(14,083)	—	—	—	—	12,338	—	(1,745)
Other reserves	12,747	—	—	—	—	—	—	12,747
Retained earnings	(39,501)	(456)	2,872	1,240	—	(12,338)	344	(47,839)
Total equity	**43,660**	**160**	**2,872**	**1,240**	**—**	**—**	**344**	**48,276**

30. Restatement of Company financial information under International Financial Reporting Standards

(a) Company income statement for the year ended 31 December 2004

	Under UK GAAP	IFRS 2 Share based payment	IAS 10 Dividends	Other	Restated under IFRS
	£000	£000	£000	£000	£000
Provision against investments	(3,537)	—	—	—	(3,537)
Administrative expenses	(3,203)	(439)	—	107	(3,535)
Operating loss	**(6,740)**	**(439)**	—	**107**	**(7,072)**
Finance income	1,027	—	—	—	1,027
Income from investments	6,135	—	—	—	6,135
Profit before tax	**422**	**(439)**	—	**107**	**90**
Tax credit/(expense)	2	80	—	(27)	55
Profit after tax	**424**	**(359)**	—	**80**	**145**
Dividends payable	(1,221)	—	296	—	(925)
Loss for the period	**(797)**	**(359)**	**296**	**80**	**(780)**

(b) Company balance sheet as at 1 January 2004 (date of transition)

	Previously reported under UK GAAP £000	IFRS 2 Share based payment £000	IAS 10 Dividend £000	IAS38 Intangible assets £000	Restated under IFRS £000
Non-current assets					
Investments in subsidiaries	107,719	—	—	—	107,719
Other intangible assets	—	—	—	28	28
Property, plant and equipment	57	—	—	(28)	29
Total non-current assets	107,776	—	—	—	107,776
Current assets					
Trade and other receivables	41,972	—	—	—	41,972
Cash and cash equivalents	2,988	—	—	—	2,988
Total current assets	44,960	—	—	—	44,960
Total assets	**152,736**	—	—	—	**152,736**
Current liabilities					
Trade and other payables	(9,829)	—	—	—	(9,829)
Dividends to shareholders	(944)	—	944	—	—
Total current liabilities	(10,773)	—	944	—	(9,829)
Net current assets	**34,187**	—	**944**	—	**35,131**
Net assets	**141,963**	—	**944**	—	**142,907**
Equity					
Share capital	47,198	—	—	—	47,198
Share premium account	38,009	—	—	—	38,009
Shares to be issued	2,166	—	—	—	2,166
Share compensation reserve	—	177	—	—	177
Own shares held by employee share trust	(970)	—	—	—	(970)
Capital redemption reserve	1,186	—	—	—	1,186
Retained earnings	54,374	(177)	944	—	55,141
Total equity	**141,963**	—	**944**	—	**142,907**

(c) *Company balance sheet as at 31 December 2004*

	Previously reported under UK GAAP	IFRS 2 Share based payment	IAS10 Dividends	IAS38 Intangible assets	Other	Restated under IFRS
	£000	£000	£000	£000	£000	£000
Non-current assets						
Investments in subsidiaries	103,376	—	—	—	—	103,376
Other intangible assets	—	—	—	28	—	28
Property, plant and equipment	399	—	—	(28)	—	371
Total non-current assets	103,775	—	—	—	—	103,775
Current assets						
Trade and other receivables	53,514	80	—	—	—	53,594
Cash and cash equivalents	4,836	—	—	—	—	4,836
Total current assets	58,350	80	—	—	—	58,430
Total assets	**162,125**	**80**	—	—	—	**162,205**
Current liabilities						
Trade and other payables	(21,625)	—	—	—	107	(21,518)
Current tax liabilities	—	—	—	—	(27)	(27)
Dividends to shareholders	(1,240)	—	1,240	—	—	—
Total current liabilities	(22,865)	—	1,240	—	80	(21,545)
Net current assets	**35,485**	**80**	**1,240**	—	**80**	**36,885**
Net assets	**139,260**	**80**	**1,240**	—	**80**	**140,660**
Equity						
Share capital	47,256	—	—	—	—	47,256
Share premium account	38,026	—	—	—	—	38,026
Shares to be issued	185	—	—	—	—	185
Share compensation reserve	—	616	—	—	—	616
Own shares held by employee share trust	(970)	—	—	—	—	(970)
Other reserves	1,186	—	—	—	—	1,186
Retained earnings	53,577	(536)	1,240	—	80	54,361
Total equity	**139,260**	**80**	**1,240**	—	**80**	**140,660**

UNAUDITED INTERIM FINANCIAL INFORMATION RELATING TO MCG

Set out below is the full text of the published unaudited interim results of Management Consulting Group PLC for the six months ended 30 June 2006, as announced on 7 August 2006. These results, together with comparatives, have been prepared on an IFRS basis and have been reviewed by Deloitte & Touche LLP. The Independent Review Report by Deloitte & Touche LLP to Management Consulting Group PLC is set out on page 93 of this document.

Management Statement

The Group's trading results are consistent with the trading update provided on 12 May 2006: revenue for the period is considerably ahead of the same period last year. Proudfoot Consulting has made good progress in all geographic areas. Parson Consulting has made good progress outside North America but its performance in North America was weak, principally as a result of the run-off of Sarbanes-Oxley related work.

The results for the six months ended 30 June 2006 are summarised as follows:

	Unaudited Six months ended 30 June 2006 £'000	Unaudited Six months ended 30 June 2005 £'000	Audited Year ended 31 December 2005 £'000
Revenue			
Proudfoot Consulting	51,656	35,989	86,385
Parson Consulting	15,687	21,229	43,216
	67,343	57,218	129,601
Profit/(loss) from operations			
Proudfoot Consulting			
– Before release of indemnity provision	8,431	2,636	10,417
– Release of indemnity provision	335	897	897
	8,766	3,533	11,314
Parson Consulting	(1,857)	1,032	2,245
	6,909	4,565	13,559

Group results

Revenue for the six months ended 30 June 2006 was up 18%.

The first half revenue of Proudfoot Consulting was strong, built on the back of a robust order book going into 2006. A larger number of client engagements contributed to the result than in the second half of 2005 which had a smaller number of larger engagements. All geographic units showed revenue growth.

The performance of Parson Consulting was mixed. In North America, as Sarbanes-Oxley related work has been completed, the transition to the provision of our other services has been slow to establish. This was due to a softer than expected market which offset the impact of our increased sales initiatives. In contrast outside North America, all units have shown good progress and the new services in the areas of strategic finance and corporate transactions support have sold well.

In the period, 53% of Group revenue was attributable to North America (six months ended 30 June 2005: 61%). North American revenues increased by 4% compared with the corresponding period of 2005. Europe's share of revenue was 36% (six months ended 30 June 2005: 34%) with reported revenues 25% up compared with the corresponding period of 2005. In the rest of the world, revenues increased by 138% with growth in all geographies.

The Group's gross margin continued to be well managed and was 51% (six months ended 30 June 2005: 49%).

Selling costs were £2.6 million higher than in the corresponding period of 2005 due to both increased revenue and investment in extra sales resources in Europe and Greater China.

The total profit from operations was £6.9 million compared with £4.6 million in the corresponding period of 2005.

The tax charge on pre-tax profits is 28% compared with 27% for the first half of 2005. This includes 6% points in respect of deferred tax that is required to be charged in respect of tax deductions for goodwill but will not become payable unless our consulting businesses are sold. The underlying tax rate of 22% is below the statutory rate of tax due to the utilisation of brought forward losses that have not previously been able to be recognised as deferred tax assets.

Proudfoot Consulting

Proudfoot Consulting's revenue was £51.7 million (2005: £36.0 million). Every geographic region showed strong growth on the first six months of last year. This has been achieved by a solid overall performance rather than being due to any particularly large engagements.

The profit from operations was £8.8 million (2005: £3.5 million). The increase in profitability is attributable to the operational gearing associated with the increased revenue. The European region's progress has continued and it contributed £1.8 million to profit from operations.

There is a non-recurring credit of £0.3 million (2005: £0.9 million) associated with a surplus provision arising from the disposal of Proudfoot's Japanese business in 2000. No further profits or losses will arise from that transaction.

In the light of Proudfoot Consulting's strong trading, we have established a start-up business in Brazil with our initial revenue investment estimated to amount to £0.5 million in this calendar year concentrating on the management and sales functions.

Parson Consulting

Parson Consulting's revenue was £15.7 million (2005: £21.2 million). Revenue in North America declined by £6.9 million with engagements related to Sarbanes-Oxley amounting to £2.5 million compared with £7.7 million in the same period of last year. In the rest of the world revenue increased by 29% to £6.3 million (2005: £4.9 million).

The revenue decline in North America resulted in Parson as a whole reporting a loss from operations of £1.9 million (2005: profit from operations of £1.0 million).

We previously reported that Parson North America's trading has been slow. This continued in the second quarter of the year as the sale of follow on Sarbanes-Oxley related and other engagements did not meet the expected target levels. This was due to softer than expected market demand which offset the impact of our increased sales initiatives. In April we strengthened the management of Parson North America, so separating the unit's management from that of the consultancy's management as a whole. In addition, the management structure has been simplified and restructured. Intense reinforcement of core sales disciplines is underway.

In contrast outside North America, the non Sarbanes-Oxley service lines have sold well and in the United Kingdom in particular we have seen a good take-up in services associated with corporate transactions. We have also seen good growth in Australia and France where our recent investments in new service lines are coming to fruition.

Earnings per share

The basic earnings per share for the six months ended 30 June 2006 increased by 53% to 2.9 pence compared with 1.9 pence in the corresponding period last year.

Dividend

In accordance with our established policy, we pay dividends once per year, after the declaration of the annual results. Accordingly, no interim dividend is being declared.

Balance sheet

The decrease of £0.3 million in the goodwill balance is wholly attributable to the weakening of the US dollar against Sterling.

The Group's cash balance was £23.5 million compared with £10.9 million at 30 June 2005. The increase in cash reflects the conversion to cash of the profits of the Group in the last 12 months decreased by the funding of the closed US defined benefit pension plan and the dividend.

The deficit related to the closed defined benefit pension and medical plans decreased substantially from £14.6 million at 30 June 2005 to £6.1 million as a result of cash contributions, the investment performance, foreign exchange and a 1% higher discount rate being applied to the long term liabilities following increases in market rates.

Strategic direction

On 25 July 2006 we announced the proposed acquisition of Ineum which is due to complete on 1 September 2006. This is a key development in the execution of the Group's strategic goal to deliver growth through broadening our consultancy offerings in existing and new geographies. The proposed acquisition increases the depth of Parson Consulting, our financial management practice, and also allows us to offer services to specific industries and the public sector in line with their particular needs. The acquisition has a number of important operational, geographic and financial benefits: it secures France's largest independent national management consultancy, secures a strong position for the Group in the world's fourth largest consulting market place and adds a well-managed and profitable business with growing revenues. As well as reducing the Group's exposure to US dollar earnings, the acquisition is also expected to be earnings and operating margin enhancing in 2007.

Going forward our strategy remains unchanged. We will continue to explore ways to develop the service offerings of all parts of the business. Proudfoot Consulting and Parson Consulting businesses have excellent medium term prospects. We continue to be interested in making acquisitions of businesses that broaden the Group's consulting offerings and in widening the coverage of Parson Consulting and Ineum in geographies outside their existing operations. The timing of future acquisitions will depend upon the commercial fit, availability of suitable businesses and the terms on which they are available.

Financial impact of Ineum acquisition

The acquisition of Ineum will result in approximately £30 million of term debt which will improve the efficiency of the Group's capital structure, without constraining the implementation of the Group's strategy.

The acquisition will also result in the identification of intangible assets. In accordance with IFRS intangible assets other than goodwill are amortised in the income statement over their estimated economic life. One-off integration costs amounting to £3.8 million are estimated to be incurred in the 2006 and 2007 financial years. Excluding these items, we anticipate that the acquisition of Ineum will be earnings enhancing in the 2007 financial year.

Outlook

Whilst, it remains too early to comment on the outcome for the year as a whole because work to be won in the remainder of the year is a key determinant of the result, we remain confident that the business overall will continue to perform well.

The Group order book is in line with the level at this time last year with Proudfoot Consulting comprising a greater proportion and Parson Consulting a lesser proportion of the order book than a year ago. Parson North America's early indicators of pipeline opportunities are showing good improvements which are anticipated to translate into fourth quarter progress. The pipeline for Proudfoot Consulting and for Parson Consulting outside North America is robust.

R W H Stomberg
Chairman

K A H Parry
Chief Executive

7 August 2006

Independent review report
by Deloitte & Touche LLP to Management Consulting Group PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, statement of changes in equity, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London
7 August 2006

Consolidated income statement

Six months ended 30 June 2006	Note	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Continuing operations				
Revenue	3	67,343	57,218	129,601
Cost of sales		(32,697)	(29,307)	(64,847)
Gross profit		34,646	27,911	64,754
Selling costs		(19,370)	(16,746)	(34,931)
Administrative expenses		(8,367)	(6,600)	(16,264)
Profit from operations		6,909	4,565	13,559
Investment income		531	224	453
Finance costs		(125)	(51)	(92)
Profit before tax		7,315	4,738	13,920
Income tax expense	5	(2,014)	(1,285)	(4,128)
Profit for the period		5,301	3,453	9,792
Earnings per share				
From continuing operations				
Basic	6	2.9	1.9	5.3
Diluted	6	2.8	1.8	5.2

Consolidated statement of recognised income and expense

Six months ended 30 June 2006	Note	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Exchange differences on translation of foreign operations		(3,261)	(478)	1,488
Actuarial gains/(losses) on defined benefit pension and medical schemes	9	3,734	(3,152)	(1,646)
Tax on items taken directly to equity		449	300	825
Net income/(expense) recognised directly in equity		922	(3,330)	667
Profit for the period		5,301	3,453	9,792
Total recognised income and expense for the period		6,223	123	10,459

Statement of changes in equity

Six months ended 30 June 2006	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
At 1 January	57,932	48,276	48,276
Dividends paid	(1,486)	(1,241)	(1,241)
Profit for the period	5,301	3,453	9,792
Own shares purchase for deferred share awards	—	(181)	(181)
Issue of share capital			
Exercise of share options	120	35	35
Share compensation expense	444	332	640
Movement in reserve for management incentive plan	—	(56)	(56)
Other recognised income and expense	922	(3,330)	667
At 30 June	63,233	47,288	57,932

Consolidated balance sheet

as at 30 June 2006	Note	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Non-current assets				
Goodwill		66,031	66,358	68,278
Other intangible assets		1,388	522	418
Property, plant and equipment		1,460	1,468	1,521
Total non-current assets		68,879	68,348	70,217
Current assets				
Trade and other receivables		14,237	15,037	16,159
Cash and cash equivalents		23,484	10,858	21,555
Total current assets		37,721	25,895	37,714
Total assets		106,600	94,243	107,931
Current liabilities				
Trade and other payables		(27,056)	(22,503)	(28,045)
Current tax liabilities		(3,915)	(4,256)	(3,959)
Total current liabilities		(30,971)	(26,759)	(32,004)
Net current assets/(liabilities)		6,750	(864)	5,710
Non-current liabilities				
Retirement benefit obligation	9	(6,146)	(14,574)	(11,869)
Non-current tax liabilities		(5,294)	(4,094)	(4,674)
Long-term provisions		(476)	(880)	(871)
Non-current accruals		(480)	(648)	(581)
Total non-current liabilities		(12,396)	(20,196)	(17,995)
Total liabilities		(43,367)	(46,955)	(49,999)
Net assets		63,233	47,288	57,932
Equity				
Share capital	7	47,488	47,373	47,373
Share premium account		38,151	38,146	38,146
Shares to be issued		46	46	46
Share compensation reserve		1,133	948	1,256
Own shares held by employee share trust		(1,270)	(1,270)	(1,270)
Translation reserve		(3,518)	(2,223)	(257)
Other reserves		12,747	12,747	12,747
Retained earnings		(31,544)	(48,479)	(40,109)
Total equity		63,233	47,288	57,932

Consolidated cash flow statement

Six months ended 30 June 2006	Note	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Net cash from operating activities	8	5,690	(2,142)	8,826
Investing activities				
Interest received		442	149	323
Purchase of property, plant and equipment		(403)	(385)	(669)
Purchase of intangible assets		(1,193)	(334)	(454)
Proceeds on disposal of property, plant and equipment		—	16	13
Purchase of own shares		—	(181)	(181)
Net cash used in investing activities		(1,154)	(735)	(968)
Financing activities				
Dividends paid	4	(1,486)	(1,241)	(1,241)
Proceeds from issue of shares		120	35	35
Net cash used in financing activities		(1,366)	(1,206)	(1,206)
Net increase/(decrease) in cash and cash equivalents		3,170	(4,083)	6,652
Cash and cash equivalents at beginning of period		21,555	14,510	14,510
Effect of foreign exchange rate changes		(1,241)	431	393
Cash and cash equivalents at end of period		23,484	10,858	21,555

Notes

1. General information

The information for the year ended 31 December 2005 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified pursuant to Section 235 of the Companies Act 1985 and did not contain a statement under Section 237 (2) or (3) of that Act.

2. Summary of significant accounting policies

(a) Basis of preparation

The interim report has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS).

The interim report was approved by the Board on 7 August 2006.

(b) Accounting policies

The accounting policies and methods of computation applied by the Group in the interim report are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005. The Group's consolidated financial statements for the year ended 31 December 2005 are available on our website: www.mcgplc.com.

Notes (continued)

3. Segmental information

The Group operates in three geographical areas — North America, Europe and Rest of the World. The following is an analysis of the revenue and results for the period, analysed by geographic segment, the Group's primary basis of segmentation:

Six months ended 30 June 2006	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Revenue				
External sales	**35,935**	**24,552**	**6,856**	**67,343**
Profit/(loss) from operations before release of indemnity provision	**4,508**	**2,411**	**(345)**	**6,574**
Release of indemnity provision	**—**	**—**	**335**	**335**
Profit/(loss) from operations	**4,508**	**2,411**	**(10)**	**6,909**
Finance income				**406**
Profit before tax				**7,315**
Income tax expense				**(2,014)**
Profit for the period				**5,301**

Six months ended 30 June 2005	North America £'000	Europe £'000	Rest of World £'000	Consolidated £'000
Revenue				
External sales	34,666	19,673	2,879	57,218
Profit/(loss) from operations before release of indemnity provision	4,406	748	(1,486)	3,668
Release of indemnity provision	—	—	897	897
Profit/(loss) from operations	4,406	748	(589)	4,565
Finance income				173
Profit before tax				4,738
Income tax expense				(1,285)
Profit for the period				3,453

4. Dividends

	2006 £'000	2005 £'000
Amounts recognised as distributions to equity holders in the period:		
Final dividend in respect of the year ended 31 December 2005 of 0.80p per share (2005: year ended 31 December 2004 of 0.67p per share)	**1,486**	1,241

Dividends are not payable on shares held in the employee share trust which has waived its entitlement to dividends. The amount of the dividend waived in 2006 (in respect of the year ended 31 December 2005) was £34,000 (2005: £26,000).

5. Taxation

The effective tax charge for the half year is 28% (30 June 2005: 27%), based on profit before tax excluding the release of the Japan indemnity provision of £0.3 million. The effective tax rate is lower than the average corporation tax rate (36%) applicable to the Group due to tax losses brought forward.

Notes (continued)

6. Earnings per share

From continuing operations

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Earnings			
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the parent	5,301	3,453	9,792
Number of shares	**Number (million)**	Number (million)	Number (million)
Weighted average number of ordinary shares for the purposes of basic earnings per share	185.5	185.1	185.2
Effect of dilutive potential ordinary shares:			
– Share options	1.5	3.5	1.4
– Long-term incentive plan	0.2	0.2	0.2
Weighted average number of ordinary shares for the purposes of diluted earnings per share	187.2	188.8	186.8
	Pence	Pence	Pence
Basic earnings per share	2.9	1.9	5.3
Diluted earnings per share	2.8	1.8	5.2

The average share price for the six months ended 30 June 2006 was 57.3 pence (30 June 2005: 50.2 pence and 31 December 2005: 51.5 pence).

7. Share capital

During the interim period, the Company issued the following ordinary shares of 25 pence each:

	Number of shares	Nominal value £'000
At 1 January 2006	189,493,412	47,373
Employee share options exercised	458,359	115
At 30 June 2006	189,951,771	47,488

Notes (continued)

8. Notes to the cash flow statement

	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Profit from operations	6,909	4,565	13,559
Adjustments for:			
Depreciation of property, plant and equipment	386	288	604
Amortisation of intangible assets	200	234	462
Gain on disposal of plant and equipment	—	16	14
Management incentive plan	—	(56)	(56)
Adjustment for pension funding	(1,235)	(920)	(2,528)
Adjustment for share options charge	444	332	640
Decrease in provisions	(395)	(886)	(903)
Operating cash flows before movements in working capital	6,309	3,573	11,792
Decrease/(Increase) in receivables	1,912	(1,940)	(4,153)
(Decrease)/Increase in payables	(1,429)	(1,980)	3,911
Cash generated by operations	6,792	(347)	11,550
Income taxes paid	(1,102)	(1,795)	(2,724)
Net cash from operating activities	5,690	(2,142)	8,826

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

9. Retirement benefits

The retirement benefits liability relates to the closed US defined benefit pension scheme and to the closed US post-retirement medical benefits plan.

Entitlement to additional benefits under the US defined benefits pension scheme ceased on 31 December 2001. The US post-retirement medical benefits plan relates to certain former employees who retired prior to 30 September 1995 and to a small number of current and former employees who were employed at that date. Accordingly, further benefit accruals under this plan are insignificant.

The retirement benefits liability at 30 June 2006 has been estimated by the actuaries on the basis described in the last annual report except that the discount rate applied to the liabilities has been increased by 1% to 6.25%. An actuarial gain of £3.7 million arose in the period (30 June 2005: loss of £3.2 million).

10. Share based payments

The fair value of options granted was determined using the stochastic valuation model. An expense of £0.4 million has been recognised in the period in respect of the share options granted above (six months ended 30 June 2005: £0.3 million; 2005 full year: £0.6 million). The cumulative share compensation reserve at 30 June 2006 is £1.1 million (30 June 2005: £0.9 million; 31 December 2005: £1.3 million). Options scheduled to vest in March 2006 did not meet the performance criteria and have now lapsed.

11. Events after the balance sheet date

On 25 July 2006 the Group announced the proposed acquistion of Ineum for total consideration of €120 million (£82 million) plus the assumption of up to €13.8 million (£9 million) of debt. The acquisition is due to complete in September 2006.

Important note

This trading update contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Management Consulting Group PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this trading update should be construed as a profit forecast.

PART 10

OPERATING AND FINANCIAL REVIEW OF MCG

1. Financial Information

The annual reports, including audited consolidated financial statements (including their respective audit reports) of MCG for the financial years ended 31 December 2003, 31 December 2004 and 31 December 2005 are incorporated by reference in this document.

The following sections are incorporated by reference from the annual report and accounts of MCG for the year ended 31 December 2003: the directors' remuneration report on pages 28 to 34; the independent auditor's report on pages 35 and 36; the consolidated primary statements (which include the Group profit and loss account, Group statement of total recognised gains and losses, Group balance sheet and Group cash flow statement) on pages 38 to 41; the parent company balance sheet on page 42, the Group accounting policies on pages 43 to 45 and the notes to the financial statements on pages 45 to 62.

The following sections are incorporated by reference from the annual report and accounts of MCG for the year ended 31 December 2004: the directors' remuneration report on pages 28 to 35; the independent auditor's report on pages 36 and 37; the consolidated primary statements (which include the Group profit and loss account, Group statement of total recognised gains and losses, Group balance sheet and Group cash flow statement) on pages 39 to 42; the parent company balance sheet on page 43, the Group accounting policies on pages 44 to 46 and the notes to the financial statements on pages 46 to 70.

The following sections are incorporated by reference from the annual report and accounts of MCG for the year ended 31 December 2005: the directors' remuneration report on pages 30 to 36; the independent auditors report on pages 37 and 38; the consolidated primary statements (which include the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet and the consolidated cash flow statement) on pages 40 to 43; the parent company balance sheet on page 44, the Group accounting policies on pages 46 to 50 and the notes to the financial statements on pages 51 to 81.

The selected financial information on MCG under IFRS in relation to the year ended 31 December 2004 has been extracted from the audited consolidated financial statements for the year ended 31 December 2005 set out in Part 8 of this document. The audit report of Deloitte & Touche LLP on the consolidated financial statements for that year covers note 30 (included in Part 8 of this document), which sets out the restatement of the consolidated financial information for the year ended 31 December 2004 under IFRS.

The selected financial information on MCG for the six months ended 30 June 2005 and 2006 has been extracted from the unaudited interim financial information for the six months ended 30 June 2006 which is set out in Part 9 ("Unaudited Interim Financial Information Relating to MCG") of this document.

Investors should read the whole of this prospectus and use the documents cited above for reference and should not just rely on the summary information contained in this Part 10. Documents included by reference contain an extensive review of the financial periods in question at both an operating and a financial level.

1.1 Overview of MCG

MCG is a consulting group currently comprised of two specialist consultancies:

- Proudfoot Consulting, which implements sustainable operational improvements at no net annualised cost to its clients. It operates globally with offices in six continents.
- Parson Consulting, which develops excellence in finance and operations through financial management consulting services. It operates from 15 offices across the United States, Europe and Asia Pacific.

Proudfoot Consulting helps clients to achieve significantly increased profitability through the implementation of operational improvements leading to increased sales, lower operating and overhead costs, greater output and lower capital expenditure. Proudfoot Consulting's appeal is to operationally focused senior managers intent on executing strategy and achieving stretching goals.

Parson Consulting specialises in financial management consultancy. It is free of auditing conflicts and provides Sarbanes-Oxley compliant services. It has four service lines: governance and risk management;

operational financial management; strategic financial management and transaction support. Parson Consulting's appeal is to chief financial officers intent on achieving the highest standards of financial management.

	6 months ended 30 June		Year ended 31 December			
	2006 IFRS £m	2005 IFRS £m	2005 IFRS £m	2004 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m
Revenue						
– Proudfoot	51.6	36.0	86.4	81.4	81.4	68.2
– Parson	15.7	21.2	43.2	37.8	37.8	20.4
Total	**67.3**	**57.2**	**129.6**	**119.2**	**119.2**	**88.6**
Profit from operations (before goodwill amortisation)						
– Proudfoot, before exceptional items	8.5	2.6	10.4	9.3	9.2	2.6
– Parson	(1.9)	1.1	2.3	2.3	2.3	(4.3)
– Exceptional items	0.3	0.9	0.9	0.8	0.8	1.9
Total	**6.9**	**4.6**	**13.6**	**12.4**	**12.3**	**0.2**

In common with many other consultancies, 2003 was a difficult year for MCG. The year began with a low order book and was adversely affected by the economic and political uncertainties associated with the Gulf War which prevailed for much of that year. However, much underlying progress was made, particularly in the second half of the year. Parson Consulting was restructured such that it reached monthly break even in the fourth quarter of 2003. Revenue in 2003 was 17 per cent down compared to 2002, of which 5 per cent was due to the weakening of the US$.

Trading in 2004 improved markedly over 2003, with both businesses performing well. In particular, the performance of Parson Consulting improved significantly as a result of its restructuring, a broadening of its client base, new service offerings and increased client spending resulting from US regulatory changes under the guise of the Sarbanes-Oxley regulations. Revenue in 2004 was 35 per cent up compared to 2003 despite further weakening of the US$. At constant exchange rates the growth was 44 per cent.

Trading in 2005 showed good progress in both consultancies. The performance of the Group improved as the year 2005 progressed, with the Group entering 2006 with a strong order book. Revenue for the year was up 9 per cent and the US$:£ exchange rate showed little movement from the previous year.

Throughout the period the gross margin of the business has been tightly managed to a level very close to 50 per cent. Selling costs as a percentage of revenue have fallen from 32 per cent in 2003 to 27 per cent in 2005 as a result of increased revenue. Similarly administrative expenses have fallen as a percentage of revenue from 17 per cent to 13 per cent.

During the three financial years 2003, 2004 and 2005, we have expanded the geographical spread of our business through the growth of the Parson brand into the UK in 2003 and into France and Australia in 2005 and through the re-establishment of the Proudfoot business in Hong Kong/China in 2004. These new businesses contributed £11.7 million of revenue in 2005.

Revenue for the six month period to 30 June 2006 was considerably ahead of the same period in the previous year. Proudfoot Consulting made good progress in all geographic areas. Parson Consulting made good progress outside North America but its performance in North America was weak, principally as a result of the run-off of Sarbanes-Oxley related work.

1.2 Financial review

The Group adopted IFRS in 2005. The results for 2005 and 2004 and for the six months ended 30 June 2005 and 2006 are presented under IFRS whilst the 2003 results are presented under UK GAAP. For comparative purposes, the results of 2004 are presented under both accounting conventions. The major differences between the two presentations are as follows:

- IFRS 3 does not require goodwill to be amortised whereas UK GAAP requires amortisation
- IFRS 2 requires a charge to be taken for share options granted to employees
- IAS 10 requires dividends to be accounted for when declared rather than when proposed
- IAS 19 requires long term deferred bonuses to be expensed over the period over which the employee has to work to become entitled to the bonus rather than in the period to which the bonus relates

1.3 Summary of trading results

A summary of the consolidated trading results of the Group for the two years ended 31 December 2005, which has been extracted without material adjustment from the audited financial statements for the year ended 31 December 2005, is set out below together with summary information for the six months ended 30 June 2005 and 2006, which has been extracted without material adjustment from the unaudited interim financial information set out in Part 9 of this document:

	6 months ended 30 June		Year ended 31 December			
	2006 IFRS £m	2005 IFRS £m	2005 IFRS £m	2004 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m
Revenue	67.3	57.2	129.6	119.2	119.2	88.6
Profit from operations (before goodwill amortisation)	6.9	4.6	13.6	12.4	12.3	0.2
Operating profit margin	10.3%	8.0%	10.5%	10.4%	10.3%	0.2%
Basic earnings per share (before goodwill amortisation)	2.9p	1.9p	5.3p	4.6p	5.0p	(0.5)p

1.4 Segmental information

The Group has one business reporting segment, management consultancy, comprising two consultancies, Proudfoot Consulting and Parson Consulting. The Group operates in three geographic areas — North America, Europe and the Rest of the World. The Group reports segment information on the basis of geographic area as follows:

	6 months ended 30 June		Year ended 31 December			
	2006 IFRS £m	2005 IFRS £m	2005 IFRS £m	2004 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m
Revenue						
- North America	35.9	34.6	79.5	77.7	77.7	54.5
- Europe	24.5	19.7	40.7	33.7	33.7	24.6
- Rest of the world	6.9	2.9	9.4	7.8	7.8	9.5
Total	**67.3**	**57.2**	**129.6**	**119.2**	**119.2**	**88.6**
Profit from operations before goodwill amortisation						
- North America	4.5	4.4	14.1	12.5	12.7	3.3
- Europe	2.4	0.7	0.3	0.1	(0.2)	(5.1)
- Rest of the world	(0.3)	(1.4)	(1.7)	(0.9)	(1.0)	0.1
Total	**6.6**	**3.7**	**12.6**	**11.7**	**11.5**	**(1.7)**
Exceptionals	0.3	0.9	0.9	0.8	0.8	1.9
	6.9	4.6	13.5	12.5	12.3	0.2

1.5 Revenue

Revenue has grown by 46 per cent. over the three years ended 31 December 2005. This has been driven by significant growth in North America and Europe. In North America, Proudfoot's turnover increased from £35 million to £47 million and Parson's turnover increased from £19 million to £32 million. The growth in the North American business has come from broadening the client base of both businesses over the period. In Europe, Proudfoot's turnover increased from £24 million to £30 million and the Parson European business grew from £1 million to £11 million, which demonstrated the Group's ability to extend the brand offerings into new territories.

Foreign exchange movements have had a significant impact on the Group's reported revenue results as a result of a significant portion of the Group's business being generated in the United States. Reported revenue growth in 2004 was 35 per cent., whilst in constant currency terms the growth was 44 per cent. Reported revenue growth in 2005 was 9 per cent. and in constant currency terms was 9 per cent.

In 2003 the North American and European units of Proudfoot had an encouraging start to the year but suffered a poor second and third quarter. This poor performance coincided with uncertainties created by the Iraq war and scepticism about the reality of the US economic improvement. In the latter part of the year, as the economic recovery was more widely recognised, increasing US business confidence led to an

upturn in orders. The two smaller units in Proudfoot turned in solid performances. Parson revenue of £20 million was 95 per cent. derived from North America with the remaining 5 per cent. coming from the new business established in the UK.

Proudfoot's North American business rebounded strongly in 2004 after a difficult 2003. Significant engagements were undertaken to increase output for natural resource clients who were benefiting from high commodity prices. The telecommunications sector and the financial services sector also increased their spending on our services with an emphasis on engagements to improve customer service and productivity. The Proudfoot European business was influenced more by the improving general economic conditions than by particular industry sectors. Early in 2004 the demand for services increased in the UK, Spain and Portugal and this extended to France and Germany in the latter part of 2004. The two smaller units were joined by a third unit in China but suffered from a slower demand profile than in 2003.

Parson made significant progress in 2004 in North America through selling Sarbanes-Oxley related services that had been developed in 2003 as well as introducing other service offerings. Revenue in North America increased by over 95 per cent., in constant currency terms, to £33.5 million. The European business increased its revenue over four-fold to £4.3 million.

Proudfoot's revenue in 2005 grew in both the dominant markets of North America and Europe. In North America, the same sectors continued to buy Proudfoot Consulting's services as in 2004, namely manufacturing, natural resources, telecommunications and financial services. The UK business continued to be the strongest in Europe although there were encouraging signs of increased activity in continental Europe in late 2005. Parson's revenue continued to grow through a very strong performance in Europe, where revenue grew by over 140 per cent. to £10.6 million.

Revenue for the six months ended 30 June 2006 was up 18 per cent. on the same period in the previous year. The first half revenue of Proudfoot Consulting was strong, built on the back of a robust order book going into 2006. The performance of Parson Consulting was mixed. In North America, as Sarbanes-Oxley related work was completed, the transition to the provision of other services was slow to establish.

1.6 Operating profit

The operating profit margin has been just over 10 per cent. for the past two years to 31 December 2005.

2003's operating margin was weak due to a low level of revenue for the group. The low level of revenue generation in Proudfoot led to a reduction in the number of consultants employed, which maintained the gross margin. The maintenance of strong capabilities in marketing, sales, business review and project management was necessary in order to position the business to take advantage of growth opportunities in 2004 and beyond. The turnaround of Parson from a loss making business to break even was achieved in November of 2003. This turnaround was achieved as a result of focusing on larger engagements and pushing through price increases. This resulted in the improvement in operating margin in 2004, which was sustained in 2005.

The total profit from operations for the six months ended 30 June 2006 was £6.9 million compared with £4.6 million in the corresponding period of 2005. The increase in profitability in Proudfoot in this period was attributable to the operational gearing associated with the increased revenue. The Proudfoot European region continued to progress and contributed £1.8 million to profit from operations. The revenue decline in North America resulted in Parson as a whole reporting a loss from operations of £1.9 million (2005: profit of £1 million).

1.7 Exceptional items

The following items have been removed from the underlying financial performance measures of the segments as they are not linked to the operating performance of the period in question.

	6 months ended 30 June		**Year ended 31 December**			
	2006 IFRS £m	**2005 IFRS £m**	**2005 IFRS £m**	**2004 IFRS £m**	**2004 UK GAAP £m**	**2003 UK GAAP £m**
Release of indemnity provision	0.3	0.9	0.9	—	—	—
Release of MIP provision	—	—	—	0.8	0.8	1.9
Total	**0.3**	**0.9**	**0.9**	**0.8**	**0.8**	**1.9**

The release of the indemnity provision relates to a credit arising from a time expired indemnity given in 2000 in connection with the sale of Proudfoot Consulting's Japanese operations.

The release of the MIP provision relates to a credit arising from the release of a provision made in 2000 in respect of the estimated cost of a long term management incentive plan.

1.8 Profit before tax

Profit before taxation for the three years under review was as follows:

	6 months ended 30 June		Year ended 31 December			
	2006 IFRS £m	2005 IFRS £m	2005 IFRS £m	2004 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m
Revenue	67.3	57.2	129.6	119.2	119.2	88.6
Profit from operations (before goodwill amortisation and exceptionals)	6.6	3.7	12.6	11.6	11.5	(1.7)
Exceptionals	0.3	0.9	0.9	0.8	0.8	1.9
Goodwill amortisation	—	—	—	—	(3.8)	(4.0)
Total operating profit/(loss)	6.9	4.6	13.5	12.4	8.5	(3.8)
Finance income/(costs)	0.4	0.1	0.4	—	—	—
Profit/(loss) before taxation	7.3	4.7	13.9	12.4	8.5	(3.9)

The profit before taxation for the Group has grown over the period due primarily to underlying operating profit improvements as well as increasing finance income due to higher cash balance holdings and the removal of the amortisation of goodwill following the adoption of IFRS.

1.9 Taxation

The tax charge for the six months ended 30 June 2006 was 28 per cent. compared with 27 per cent. for the first half of 2005. This includes 6 per cent. in respect of deferred tax that was required to be charged in respect of tax deductions for goodwill but will not become actual tax unless the consulting businesses are sold. The underlying tax rate of 22 per cent. was below the statutory rate of tax due to the utilisation of brought forward losses that have not previously been able to be recognised as deferred tax assets.

The group tax charge for the year ended 31 December 2005 was £4.1 million and represented an effective rate of 30 per cent. on the profit before taxation. The group tax charge for the year ended 31 December 2004 was £3.9 million under IFRS, which represented an effective tax rate of 32 per cent. The IFRS tax charge for 2004 was £0.9 million higher than the UK GAAP tax charge due to the requirement under IFRS to not show the benefit of tax deductions for goodwill through the profit and loss account.

The tax charge for the year ended 31 December 2004 under UK GAAP was £3.0 million which represented an effective tax charge of 24 per cent. of the profit before taxation and goodwill amortisation. The tax charge for the year ended 31 December 2003 under UK GAAP was £1.1 million, which represented an effective tax charge of over 650 per cent. of the profit before taxation and goodwill amortisation. This high effective tax rate arose due to profits being made in some territories whilst losses were made in other territories and these losses could not be offset against the profits arising elsewhere.

1.10 Dividends

The Group has progressively increased its dividend over the three year period. The dividend proposed for the three years ended 31 December were 0.50p (2003), 0.67p (2004) and 0.80p (2005) respectively.

Under IFRS the dividends are shown in the profit and loss account in the year in which they are declared, whereas under UK GAAP they were shown in the profit and loss account when proposed.

1.11 Summary of net assets

The Group's balance sheet development is summarised below:

	6 months ended 30 June		Year ended 31 December			
	2006 IFRS £m	2005 IFRS £m	2005 IFRS £m	2004 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m
Fixed Assets						
– Goodwill	66.0	66.4	68.3	66.1	62.3	69.2
– Other fixed assets	2.9	1.9	1.9	1.8	1.8	1.7
Total	68.9	68.3	70.2	67.9	64.1	70.9
Current Assets						
– Debtors	14.2	15.0	16.1	12.7	12.6	7.9
– Cash	23.5	10.9	21.6	14.5	14.5	9.7
Total	**37.7**	**25.9**	**37.7**	**27.2**	**27.1**	**17.6**
Current liabilities	(31.0)	(26.8)	(32.0)	(28.9)	(30.7)	(24.0)
Net current assets/(liabilities)	6.7	(0.9)	5.7	(1.7)	(3.6)	(6.4)
Non-current liabilities						
– retirement benefit obligations	(6.1)	(14.6)	(11.9)	(11.4)	(11.4)	(13.2)
– other non current liabilities	(6.3)	(5.5)	(6.1)	(6.5)	(5.4)	(6.6)
Net assets	**63.2**	**47.3**	**57.9**	**48.3**	**43.7**	**44.7**
Share capital	47.5	47.3	47.4	47.3	47.3	47.2
Share premium	38.2	38.1	38.1	38.0	38.0	38.0
Other reserves	9.0	10.4	12.5	10.8	(2.1)	1.6
Retained earnings	(31.5)	(48.5)	(40.1)	(47.8)	(39.5)	(42.1)
Total equity	**63.2**	**47.3**	**57.9**	**48.3**	**43.7**	**44.7**

Goodwill is held in local currencies and increased in 2005 due solely to a positive foreign exchange impact of £2.2 million (the decrease in the six months to 30 June 2006 was also related to foreign exchange). Under UK GAAP, goodwill used to be amortised and the movement from 2003 to 2004 was due primarily to the amortisation charge of £3.8 million but also a foreign exchange loss of £2.0 million and a reduction in consideration due on a prior year acquisition of £1.1 million.

Cash balances have increased since 1 January 2004 as result of operational cash generation which has resulted in the business having positive net current assets by 31 December 2005.

The retirement benefits obligation represents the actuarial estimates of the liability on a closed funded defined benefit pension scheme in North America and a closed unfunded post-retirement medical care plan. The funded US defined benefits pension scheme was closed to new entrants with effect from 1 February 2001 and further benefit accruals ceased for all members with effect from 31 December 2001. The US defined medical benefits plan applies only to certain former employees who were employed at that date. Actuarial valuations are carried out annually. The retirement benefits liability has developed as follows:

	Year ended 31 December		
	2005 £m	2004 £m	2003 £m
Provision at start of year	11.4	13.2	17.3
Past service costs	—	—	(1.6)
Net finance charges	0.1	0.3	0.7
Contributions made	(2.5)	(2.9)	(1.4)
Changes in actuarial assumptions	1.6	1.7	(0.3)
Exchange differences	1.3	(0.9)	(1.5)
Provision at end of year	11.9	11.4	13.2

The deficit related to the closed defined benefit pension and medical plans decreased substantially from £14.6 million at 30 June 2005 to £6.1 million at 30 June 2006 as a result of cash contributions, the investment performance, foreign exchange and a 1 per cent. higher discount rate being applied to the long term liabilities following increases in market rates.

As a result of the introduction of IFRS certain foreign exchange translation gains which were taken to retained earnings under UK GAAP were offset against certain hedging and translation reserves. This resulted in the retained earnings in the consolidated accounts reducing by £12.3 million at 31 December 2004.

Whilst the consolidated balance sheet shows negative retained earnings of £40.1 million as at 31 December 2005 due to goodwill written-off to reserves in the 1990s, the parent company had positive retained earnings at that date of £57.7 million.

2. Capital Resources

2.1 Cashflows

The Group has been wholly financed through shareholders' equity. The Group had surplus cash at 30 June 2006, which placed the Group in a strong position to pursue acquisitions as part of its strategy to grow the Group and diversify its consulting offerings. Summarised information and brief commentary on the Group's cash inflows and outflows over the three year period ended 31 December 2005 and the six months ended 30 June 2005 and 2006 is set out below. The Group's cash flows do not typically exhibit any particular seasonal trends, except that dividends and staff bonus payments are made in the first half to 30 June.

	6 months ended 30 June		Year ended 31 December			
	2006 IFRS £m	2005 IFRS £m	2005 IFRS £m	2004 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m
Net cash from operating activities	5.7	(2.1)	8.8	8.3	8.3	(5.6)
Investing activities	(1.2)	(0.7)	(1.0)	(1.1)	(1.1)	(0.1)
Financing activities	(1.4)	(1.2)	(1.2)	(0.9)	(0.9)	(0.9)
	3.1	(4.0)	6.7	6.3	6.3	(6.6)
Acquisitions	—	—	—	(1.1)	(1.1)	(5.2)
Net cash flow	3.1	(4.0)	6.7	5.2	5.2	(11.8)
Cash at beginning of year	21.6	14.5	14.5	9.7	9.7	21.9
Foreign exchange	(1.2)	0.4	0.4	(0.4)	(0.4)	(0.4)
Cash at end of year	23.5	10.9	21.6	14.5	14.5	9.7

For the UK GAAP numbers for 2004 and 2003, taxation payments have been classified as net cash from operating activities and dividend payments have been classified as financing activities to allow better comparability with the IFRS numbers.

The Group generated net cash inflows in the six months to 30 June 2006, and in 2005 and 2004 as a result of profitable operations. For 2003 there was a net cash outflow of £11.8 million as a result of the net operating loss in that year. The Group has a negative working capital profile which arises from the interaction of rapid debtor collection and deferred bonuses for employees.

For the six months ended 30 June 2006, and for 2005, 2004 and 2003, net cash outflows for investing activities related to the purchases of tangible and intangible fixed assets, and the receipt of interest on cash balances.

For the six months ended 30 June 2006, and for 2005, 2004 and 2003 cash outflows from financing activities related to dividend payments. The dividend for 2004 (paid in 2005) was increased from 2003.

In 2004 and 2003 deferred consideration was paid on acquisitions made in previous years.

The Group's foreign exchange exposure is primarily a translation risk as the Group's businesses operate mainly in their local currency and, as a result, the Group's transactional exposure to exchange rate movements is minimal. Translation risk arises primarily from the goodwill being denominated in US$ and Euros whilst there is a partial hedge against translation movement from the US$ long term retirement benefit liability.

Treasury activities are managed on a day-to-day basis by a treasurer who reports frequently to the executive directors. There are established treasury policies that are reviewed regularly to ensure that they remain relevant to the business. The objective of the Group's treasury policies is to provide liquidity for the Group at minimum risk and minimum cost and to hedge known financial exposures. The main treasury risks faced by the Group are specific country exposures.

Investment of the Group's cash is made within policies that cover counterparty risk and liquidity. Surplus cash is invested generally on maturities of three months or less. The Group's cash position is closely monitored and there are effective cash forecasting procedures in place. These procedures involve careful review of future billing levels and new business prospects with operational management. Surplus funds are invested with approved counterparties, within authorised limits and with the aim of maintaining short term liquidity whilst maximising yield.

The Group had no bank or other borrowings or finance leases during the three years ended 31 December 2005 or the six months ended 30 June 2006.

The principal source of the Group's liquidity is cash generated from operations.

The Group currently has access to a £10 million revolving credit facility from Barclays Bank PLC, which has not been utilised. On Completion, this facility will terminate. This facility is described in paragraph 10 of Part 13 of this document.

The Acquisition will require the Group to utilise a new £30 million multicurrency debt facility to be provided by Barclays Bank. The cash element of the consideration and the refinancing of the assumed debt will be partially satisfied out of MCG's existing cash resources and partially through the new £30 million multicurrency debt facility. In addition, a new working capital facility of £20 million will be available to the Enlarged Group, provided by Barclays Bank. These new facilities are described in paragraph 10.1(iv) of Part 13 of this document.

2.2 Capitalisation and cash holdings

The following table sets out the cash holdings of the Group, extracted without material adjustment from MCG's unaudited interim financial information for the six months ended 30 June 2006 which is set out in Part 9 ("Unaudited Interim Financial Information Relating to MCG") of this document. The Group had no indebtedness at 30 June 2006.

	£m
Cash and cash equivalents	23.5

The following table sets out the capitalisation of the Group, extracted without material adjustment from MCG's unaudited interim financial information for the six months ended 30 June 2006 which is set out in Part 9 ("Unaudited Interim Financial Information Relating to MCG") of this document.

Capital and reserves	£m
Called up share capital	47.5
Legal reserve[1]	38.2
Other reserves	9.0
Total capitalisation as at 30 June 2006[2]	94.7

1 The legal reserve represents the share premium account.

2 Capital and reserves does not include the profit and loss reserve ("Reserved Earnings").

PART 11

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF THE ENLARGED GROUP

The unaudited pro forma consolidated financial information has been prepared to illustrate the effect of the Acquisition on MCG's net assets as if it had taken place on 30 June 2006. This pro forma financial information has been prepared for illustrative purposes only and, because of its nature, the pro forma consolidated financial information addresses a hypothetical situation and therefore does not represent the actual financial position or results of the Enlarged Group.

The unaudited pro forma consolidated financial information has been prepared using the accounting policies adopted by Management Consulting Group PLC in preparing its audited financial statements for the year ended 31 December 2005 and its unaudited interim results for the six months ended 30 June 2006 and on the basis of the notes set out below, and is based on the consolidated balance sheet of MCG as at 30 June 2006.

The assets and liabilities of Ineum as at 31 May 2006 have been extracted without material adjustment from the Financial Information relating to Ineum set out in Part 7 of this document and translated at £1 = €1.4457, being the exchange rate ruling at 30 June 2006.

The adjustments in the table below reflect the acquisition of Ineum.

		Adjustments		
	MCG at 30 June 2006 (note 1) £'000	Ineum at 31 May 2006 (note 2) £'000	Acquisition adjustments (note 3) £'000	Pro forma for the enlarged group £'000
Non-current assets				
Goodwill and intangible assets	67,419	28,295	62,438	158,152
Property, plant and equipment	1,460	1,441	—	2,901
Other non-current assets	—	334	—	334
Total non-current assets	68,879	30,070	62,438	161,387
Current assets				
Trade and other receivables	14,237	27,517	—	41,754
Cash and cash equivalents	23,484	7,586	(26,215)	4,855
Total current assets	37,721	35,103	(26,215)	46,609
Total assets	106,600	65,173	36,223	207,996
Current liabilities				
Trade and other payables	(27,056)	(24,797)	—	(51,853)
Short term debt	—	(2,940)	(3,060)	(6,000)
Current tax liabilities	(3,915)	(1,105)	—	(5,020)
Total current liabilities	(30,971)	(28,842)	(3,060)	(62,873)
Non-current liabilities				
Retirement benefit obligation	(6,146)	—	—	(6,146)
Non-current tax liabilities	(5,294)	—	—	(5,294)
Long term debt	—	(13,395)	(10,605)	(24,000)
Long-term provisions	(476)	(122)	—	(598)
Non-current accruals	(480)	—	—	(480)
	(12,396)	(13,517)	(10,605)	(36,518)
Total liabilities	(43,367)	(42,359)	(13,665)	(99,391)
Net assets	63,233	22,814	22,558	108,605

Notes

1. The assets and liabilities of MCG have been extracted without adjustment from the unaudited interim financial information of Management Consulting Group PLC for the six months ended 30 June 2006, which is set out in Part 9 ("Unaudited Interim Financial Information Relating to MCG") of this document.

2. The assets and liabilities of Ineum have been extracted without adjustment from the audited financial statements of Ineum for the year ended 31 May 2006, which are set out in the Accountants' Report in Part 7 ("Historical Financial Information on Ineum") of this document and translated at the exchange rate ruling at 30 June 2006 being £1 = €1.4457.

3. The acquisition of Ineum has been accounted for using the purchase method of accounting. Goodwill and intangible assets have been adjusted to reflect the increase that results from the goodwill and intangible assets arising on the acquisition as calculated in the table below:

	£'000
81,020,798 Ordinary Shares at 56p	45,372
€54,048,000 cash consideration	36,880
	82,252
Transaction costs	3,000
Total cost of the acquisition	85,252
Net assets acquired	(22,814)
Increase in goodwill and intangible assets arising on the acquisition	62,438
Goodwill and intangible assets of Ineum at 31 May 2006	28,295
Increase in goodwill and intangible assets	90,733

The transaction costs are estimated at £3 million.

The adjustments to cash and cash equivalents, short term debt and long term debt reflect the utilisation of the cash balances of the Enlarged Group at Completion and the drawdown of the £30 million acquisition debt facility pay the cash consideration due to the Vendors at Completion and to pay the estimated transaction costs, as follows:

	£'000
Adjustments:	
Decrease in cash and cash equivalents	(26,215)
Increase in short term debt	(3,060)
Increase in long term debt	(10,605)
	(39,880)
Use of funds:	
Cash consideration	(36,880)
Transaction costs	(3,000)
	(39,880)

The pro forma short term debt for the Enlarged Group reflects that part of the £30 million acquisition debt facility which is repayable within one year (£6 million). The pro forma long term debt for the Enlarged Group reflects that part of the £30 million acquisition debt facility which is repayable after more than one year (£24 million).

4. No account has been taken of the financial performance of MCG for the period since 30 June 2005 nor of Ineum since 31 May 2006. No account has been taken of any fair value adjustments that may be applied to the purchase consideration or the separate assets and liabilities of Ineum as at the date of completion. The final calculation of goodwill and other intangible assets will be based on the fair value of Ineum's net assets at the completion date. The unaudited pro forma statement of net assets of the Enlarged Group does not constitute financial statements within the meaning of section 240 of the Act.

REPORT ON UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF THE ENLARGED GROUP

Deloitte.

The Board of Directors
Management Consulting Group PLC
Fleet Place House
2 Fleet Place Holborn Viaduct
London EC4M 7RF

N M Rothschild & Sons Limited
New Court
St. Swithin's Lane
London EC4P 4DU

7 August 2006

Dear Sirs,

Management Consulting Group PLC (the "Company")

We report on the pro forma financial information (the "Pro forma financial information") set out in Part 11 of the Class 1 circular and prospectus dated 7 August 2006 (the "Investment Circular"), which has been prepared on the basis described in notes 1 to 4, for illustrative purposes only, to provide information about how the Acquisition might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 30 June 2006. This report is required by Annex I item 20.2 and Annex II item 7 of The Commission Regulation on Prospectuses No. 809/204 (The "Prospectus Directive Regulation") as applied by Listing Rule 13.5.31R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the Directors and the Proposed Director of the Company (the "Directors") to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, as required by Annex I item 20.2 and Annex II item 7 of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the Investment Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information,

consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Investment Circular and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Investment Circular in compliance with Annex I item 1.2 of the Prospectus Directive Regulation.

Yours faithfully,

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

PART 13

ADDITIONAL INFORMATION

1. Responsibility

1.1 The Company, each of the Directors and the Proposed Director, whose names are set out below, accept responsibility for the information contained in this document. To the best of the knowledge of the Directors, the Proposed Directors and the Company, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 The full names, business addresses and functions of the Directors are as follows:

Dr Rolf Wilhelm Heinrich Stomberg	Chairman
Kevin Allen Huw Parry	Chief Executive
Mark Andrew Currie	Finance Director
Alan John Barber	Non-Executive Director
Jean Paul Bolduc	Non-Executive Director
Baroness Cohen of Pimlico	Non-Executive Director
Stephen Alan Ferriss	Non-Executive Director
Andrew Henry Simon	Non-Executive Director

The business address of the Directors is Fleet Place House, 2 Fleet Place, Holborn Viaduct, London EC4M 7RF.

1.3 The full name, business address and function of the Proposed Director is as follows:

Jacques Antoine Manardo	Non-Executive Director

The business address of the Proposed Director is 157 Avenue Charles de Gaulle 92200, Neuilly Sur Seine, France.

2. Relevant expertise and experience of the Directors and the Proposed Director

R W H Stomberg, Chairman

Dr Rolf Stomberg, aged 66, joined the Board in September 1998. He is Chairman of the Supervisory Board of Lanxess AG and a non-executive director of a number of leading international companies including TNT Group, Reed Elsevier PLC, and Smith and Nephew plc. He was formerly a director of British Petroleum Company Plc where he spent 27 years, latterly as Chief Executive of BP Oil International. He is Chairman of the Nominations Committee.

K A H Parry, Chief Executive

Kevin Parry, aged 44, was appointed Chief Executive on 1 January 2000. A graduate in management studies from Cambridge University, he qualified as a Chartered Accountant with KPMG in 1986. He was appointed a London partner in that firm in 1994 and, on appointment as a managing partner in 1998, joined the UK firm's management team and was responsible for the Information, Communications & Entertainment practice. He left KPMG to join the Group on 31 December 1999. He is a non-executive director and chairman of the audit committee of Schroders plc and a non-executive adviser to Knight Frank LLP.

M A Currie, Finance Director

Mark Currie, aged 43, joined the board on 1 March 2005 and took over as Finance Director on 7 March 2005. A graduate in law from the London School of Economics, he qualified as a Chartered Accountant with KPMG in 1987. Between 1997 and 2000 he was an executive in the Principal Finance group at Nomura. Prior to joining the board he was a partner in KPMG LLP for five years where he was involved in providing transaction support services to global clients and building the private equity practice.

A J Barber, Non-Executive Director

Alan Barber, aged 58, joined the Board in April 2005. He is a non-executive director of Invesco English & International Investment Trust PLC, JP Morgan Fleming Japanese Investment Trust PLC as well as two other private companies. He is former non-executive director of Lastminute.com PLC and Teather and Greenwood Holdings PLC and was a partner in KPMG's London office up to 2004. He is Chairman of the Audit and Risk Committee.

J P Bolduc, Non-Executive Director

J P Bolduc, aged 66, joined the Board in September 1996. He is a US citizen and is currently Chairman and Chief Executive Officer of JPB Enterprises, Inc. He was formerly President and Chief Executive Officer of WR Grace & Co. and President and Chief Executive Officer of J.A. Jones, Inc. Mr Bolduc also serves on the boards of Unisys Corporation and EnPro Industries, Inc as well as several other private and not for profit enterprises.

Baroness Cohen, Non-Executive Director

Baroness Cohen, aged 65, joined the Board in August 2003. She was originally a solicitor, then had a career in the Department of Trade and Industry, and subsequently as a corporate financier and adviser in the Charterhouse Group. She sits as a Labour peer in the House of Lords. She is a non-executive director of the London Stock Exchange PLC and TRL Electronics plc. She is the senior independent director.

S A Ferriss, Non-Executive Director

Stephen Ferriss, aged 60, joined the Board on 3 March 2006. He is a US citizen residing in London. He spent 17 years at Bank of America working in the United States of America and latterly in London and Spain. In 1987 he joined Bankers Trust and served in various roles including managing director and partner of the Bankers Trust's Global Investment Bank in London and New York. He spent three years from 1999 to 2002 with Santander Central Hispano Investment Securities Inc. He is a non-executive director of Santander Bancorp in Puerto Rico.

A H Simon, Non-Executive Director

Andrew Simon, aged 61, joined the Board on 3 March 2006. He spent 21 years at the Evode Group PLC, including roles as the managing director, chief executive and chairman. Mr Simon holds an MBA from Wharton School of Finance in Philadelphia and has a diversified range of non-executive director and chairman positions. He is the Chairman of Meretec, Deputy Chairman at Dalkia PLC and non-executive director of Brake Bros Limited and Travis Perkins PLC in the UK and sits on the supervisory board of SGL Carbon AG. He is also a non-executive director of Finning International Inc. in Canada.

J A Manardo, Proposed Director

Jacques Manardo, aged 60, holds a masters degree in private law and is a chartered accountant. He was formerly chairman and chief executive officer of Deloitte & Touche France and Europe and a member of its worldwide executive committee. He is chairman of GEM Group, a holding company which he founded in 2001 and which consists of a number of start-up businesses with different service offerings. He has served as a board member of the IMD School in Lausanne and of the World Business Council for Sustainable Development in Geneva and has been a member of the International Accounting Standards Committee/Strategy Working Party. He has been a non-executive director of Fortis Group since 2004. He is decorated with the Chevalier de la légion d'honneur. He currently serves as the non-executive chairman of Ineum.

In the case of those Directors and the Proposed Director who have roles as directors of companies which are not a part of the Enlarged Group (as described in this paragraph 2), there are no current or potential conflicts of interest between any of their duties to the Company and their private interests or other duties.

Save for the Directors, the Board does not believe that there are any other senior managers who are relevant in establishing that the Company has the appropriate expertise and experience for the management of the Company's business.

3. History and Development of MCG

3.1 Alexander Proudfoot started the business that eventually became MCG in 1946 in Chicago.

3.2 In the late 1960's, the Proudfoot business expanded outside North America by opening a partnership in Brazil. In the early 1970's, Proudfoot opened its first European office in London. It later moved its European headquarters to Brussels, and then in the mid 1990's returned to London. The business expanded in the mid 1980's to Singapore, followed shortly thereafter by the establishment of companies headquartered in Sydney, Auckland, Kuala Lumpur, Hong Kong, Taipei, Bangkok, Tokyo and South Africa.

3.3 In 1987, Proudfoot went public on the London Stock Exchange via a reverse takeover.

3.4 In 1989, Proudfoot acquired Philip Crosby Associates, a public company traded on the American Stock Exchange. This acquisition was followed in 1991 by the acquisition of Indevo, a strategy consultancy with its main office in Stockholm.

3.5 Following a strategy review carried out in 1999, the non-executives led by the current chairman, Dr Rolf Stomberg, recruited a new management team led by Kevin Parry, the current chief executive.

3.6 This strategy review sought to identify the most effective way of delivering shareholder value in the medium term. During 2000, the executive team began to implement the four elements of that strategy: a focus on the core business, expansion of the range of services offered, ensuring adequate finance existed for investment and exploring the value of the Company's Japanese operation. The executive team concentrated on and developed the core business of Proudfoot Consulting.

3.7 In April 2000, the Company raised £6.8 million via a placing and open offer and by June 2000 had raised £28.5 million from the sale of Proudfoot Japan. The proceeds were used, inter alia, to provide funds for expansion in North America and Europe. By the end of 2000, the Company had also purchased IMR Europe, a well-established consultancy firm with a significant presence in France, for £21.3 million.

3.8 At the beginning of January 2001, the Company changed its name to Management Consulting Group PLC to avoid confusion between operating brands and the holding company.

3.9 In 2001 the Company acquired Czipin & Partners for £11 million. The Company's consulting practice in the German-speaking parts of Europe was renamed Czipin & Proudfoot Consulting to embrace the two companies' heritages.

3.10 An issue of new shares in May 2002 raised £39 million, which was used to finance the acquisition of Parson Consulting. Parson Consulting had a presence only in the USA and offers financial management consultancy, which complements the operational management consultancy offered by Proudfoot Consulting. Parson has now opened offices in London, Paris and Sydney.

3.11 Following the acquisition of Parson Consulting in May 2002, MCG has focused on organic growth of its existing business, whilst continuing to seek acquisition opportunities to expand the range of consulting offerings available to clients and deepen the coverage of existing Group offerings. The Acquisition is the first significant investment that is proposed to be made by the Company since May 2002.

4. The Company, its subsidiaries and investments

Management Consulting Group PLC was incorporated in England and Wales under the Companies Acts 1948 to 1967 under the name City and Foreign Investment Company Limited on 22 January 1971. On 9 February 1982, the Company was re-registered as a public company under the Companies Acts 1948 to 1980 in the name City and Foreign Investment plc. On 10 February 1987 the Company changed its name from City and Foreign Investment plc to City and Foreign Holdings Plc. On 11 December 1987 the Company changed its name from City and Foreign Holdings Plc to Alexander Proudfoot Plc. On 4 June 1993 the Company changed its name from Alexander Proudfoot Plc to Proudfoot Plc. On 1 July 1999 the Company changed its name from Proudfoot Plc to Proudfoot Consulting Plc. On 2 January 2001 the Company changed its name from Proudfoot Consulting Plc to Management Consulting Group PLC. The Company's registered number is 1000608. The principal legislation under which the Company operates is the Act and the regulations made thereunder.

The Company's registered and head office is at Fleet Place House, 2 Fleet Place, Holborn Viaduct, London EC4M 7RF. The telephone number for the registered office of the Company is 020 7710 5000.

MCG is the ultimate holding company of the Group. The principal trading subsidiaries of the Group that are considered by the Company to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Group are:

Name	Country of Incorporation or registration	Principal activity	Percentage of ordinary shares held by the Company
Proudfoot Consulting Company	USA	Management Consulting	100 per cent.
Proudfoot Consulting Inc	Canada	Management Consulting	100 per cent.
Proudfoot Consulting (Europe) Limited	England	Management Consulting	100 per cent.
Proudfoot Consulting GmbH	Germany	Management Consulting	100 per cent.
Proudfoot Consulting S.A.S.	France	Management Consulting	100 per cent.
Proudfoot Consulting GmbH	Austria	Management Consulting	100 per cent.
Proudfoot Consulting S.A.	Spain	Management Consulting	100 per cent.
Proudfoot South Africa (Pty) Ltd	South Africa	Management Consulting	100 per cent.
Proudfoot Company Management Services GmbH (trading as Proudfoot Consulting)	Switzerland	Management Consulting	100 per cent.
Parson Consulting LLC	USA	Management Consulting	100 per cent.
Parson Consulting Limited	England	Management Consulting	100 per cent.
Parson Consulting S.A.S.	France	Management Consulting	100 per cent.
Parson Consulting Pty Limited	Australia	Management Consulting	100 per cent.

In addition, the Company, through its wholly owned subsidiary, Alexander Proudfoot BV ultimately holds 50 per cent of the issued share capital of Tracy & Proudfoot Consulting — Consultadoria e Organizacao de Empresas, LDA, a Portuguese limited liability company pursuant to the terms of a joint venture agreement with Tracy Consulting — Consultadoria e Organizacao de Empesas LDA dated 1 April 2002.

5. Share Capital

5.1 The following table shows the authorised and issued share capital of the Company (i) as at the date of this document, (ii) following Admission:

	Authorised	Number of* Ordinary Shares	Issued and fully paid	Number of Ordinary Shares
(i) Current	£75,000,000	300,000,000	£47,487,943	189,951,771
(ii) Proposed**	£125,000,000	500,000,000	£67,743,142.25	270,972,569

As at 4 August 2006 (the latest practicable date prior to publication of this document), none of the share capital of the Company was held as treasury shares.

* The nominal value of each Ordinary Share is 25 pence.

** Assuming no further exercise of options under the Share Option Schemes.

5.2 The following alterations in the share capital of the Company have taken place in the three years preceding the date of this document:

(i) On 4 June 2004, 161,346 Ordinary Shares were issued as a result of the exercise of options at 29.13 pence per share.

(ii) On 4 June 2004, 3,002 Ordinary Shares were issued as a result of the exercise of options at 25.00 pence per share.

(iii) On 11 June 2004, 69,103 Ordinary Shares were issued at 39.5 pence per share as final consideration for the acquisition of Parson Group LLC.

(iv) On 12 April 2005, 1,051 Ordinary Shares were issued as a result of the exercise of options at 29.13 pence per share.

(v) On 12 April 2005, 104,054 Ordinary Shares were issued as a result of the exercise of options at 25.00 pence per share.

(vi) On 18 April 2005, 333,049 Ordinary Shares were issued to the employee share trust as a price of 25.00 pence per share.

(vii) On 25 April 2005, 15,450 Ordinary Shares were issued as a result of the exercise of options at 29.13 pence per share.

(viii) On 25 April 2005, 15,450 Ordinary Shares were issued as a result of the exercise of options at 25.00 pence per share.

(ix) On 6 March 2006, 15,450 Ordinary Shares were issued as a result of the exercise of options at 25.00 pence per share.

(x) On 6 March 2006, 10,300 Ordinary Shares were issued as a result of the exercise of options at 29.13 pence per share.

(xi) On 7 March 2006, 20,601 Ordinary Shares were issued as a result of the exercise of options at 29.13 pence per share.

(xii) On 13 March 2006, 15,450 Ordinary Shares were issued as a result of the exercise of options at 25.00 pence per share.

(xiii) On 13 March 2006, 10,300 Ordinary Shares were issued as a result of the exercise of options at 29.13 pence per share.

(xiv) On 13 March 2006, 15,450 Ordinary Shares were issued as a result of the exercise of options at 27.67 pence per share.

(xv) On 17 March 2006, 20,601 Ordinary Shares were issued as a result of the exercise of options at 29.13 pence per share.

(xvi) On 17 March 2006, 108,152 Ordinary Shares were issued as a result of the exercise of options at 25.00 pence per share.

(xvii) On 21 March 2006, 20,601 Ordinary Shares were issued as a result of the exercise of options at 29.13 pence per share.

(xviii) On 22 March 2006, 15,450 Ordinary Shares were issued as a result of the exercise of options at 29.13 pence per share.

(xix) On 24 March 2006, 20,601 Ordinary Shares were issued as a result of the exercise of options at 27.67 pence per share.

(xx) On 30 March 2006, 25,750 Ordinary Shares were issued as a result of the exercise of options at 25.00 pence per share.

(xxi) On 26 April 2006, 15,450 Ordinary Shares were issued as a result of the exercise of options at 25.00 pence per share.

(xxii) On 2 May 2006, 108,152 Ordinary Shares were issued as a result of the exercise of options at 25.00 pence per share.

(xxiii) On 4 May 2006, 36,051 Ordinary Shares were issued as a result of the exercise of options at 25.00 pence per share.

5.3 Pursuant to Resolutions numbered 3 and 4 set out in the EGM Notice at the end of this document, which will only become effective on the Acquisition Agreements becoming unconditional (save for the obligation to satisfy the consideration due thereafter), authority will be conferred on the Directors for the purposes of section 80 of the Act to allot relevant securities up to a maximum nominal amount of £39,635,154, (representing 83.5 per cent. of the issued ordinary share capital of the Company as at 4 August 2006 being the latest practicable date prior to the publication of this document). Such authority will expire on the fifth anniversary of the passing of that resolution or, if earlier, the date of the annual general meeting of the Company to be held in 2011. The Directors will also be empowered pursuant to section 95(1) of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply, such power to expire simultaneously with the section 80 authority and being limited to the allotment of equity securities up to an aggregate nominal amount of £3,387,157, (representing approximately 7.1 per cent. of the issued ordinary share capital of the Company as at 4 August 2006, being the latest practicable date prior to the publication of this document). Following successful Completion and assuming no more exercise of options under the Share Option Schemes, the available share authorities for the purposes of section 80 and 95 of the Act will equate to approximately 28.6 per cent. and 5.0 per cent. respectively of the estimated then issued ordinary share capital of the Company.

5.4 The provisions of section 89(1) of the Act confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 89(2) of the Act) which are to be paid up in cash and apply to the authorised but unissued share capital except to the extent disapplied by the resolution referred to in paragraph 5.3 above.

5.5 Save as set out above no share or loan capital of the Company or any of its subsidiaries has within the two years immediately preceding the date of this document been issued or is now proposed to be issued, fully or partly paid, for cash or otherwise. No commissions, discounts, brokerage or other special terms have, within the same two year period, been granted by the Company or any of its subsidiaries in connection with the issue or sale of any part of the share or loan capital thereof. Save as disclosed in paragraph 16 of this Part 13, no share or loan capital of the Company or any of its subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

5.6 The Existing Ordinary Shares and the New Ordinary Shares will, on Admission, rank *pari passu* in all respects and will rank in full for all dividends and other distributions thereafter declared, made or paid on the ordinary share capital of the Company. The New Ordinary Shares are being issued credited as fully paid as part consideration for the Acquisition.

5.7 The Ordinary Shares are, and the New Ordinary Shares will be, in registered form and capable of being held in uncertificated form. Trading in the New Ordinary Shares will not be subject to pre-emption rights. None of the New Ordinary Shares are being marketed or made available in whole or in part to the public in conjunction with the applications for Admission. The New Ordinary Shares to be issued pursuant to the Acquisition are being issued credited as fully paid up at a price of 56 pence per share, representing a premium of 31 pence over the nominal value of 25 pence per share. The total number of New Ordinary Shares to be issued, for which application for Admission is being made, is 81,020,798.

5.8 Following the Acquisition, the Company's authorised but unissued ordinary share capital will be £57,256,857.75, comprising 229,027,431 Ordinary Shares.

5.9 No temporary documents of title in respect of the New Ordinary Share have been or will be issued.

5.10 The number of Ordinary Shares outstanding at the beginning and end of the three year period ended 31 December 2005 was as follows:

	Year to 31 December		
	2003 Number of Ordinary shares	**2004 Number of Ordinary Shares**	**2005 Number of Ordinary Shares**
Shares in issue at commencement of period	186,118,237	188,790,907	189,024,358
Shares in issue at end of period	188,790,907	189,024,358	189,493,412
Difference	2,672,670	233,451	469,054

6. Memorandum and Articles of Association

6.1 Memorandum of Association

The principal objects of the Company, which are set out in Clause 4 of its Memorandum of Association, are to:

(i) investigate and advise on all manner of economic, financial, commercial, and industrial questions and on problems relating to the administration and organisation of industry and business and the training of personnel for industry and business and to advise on the means and methods for extending, developing and improving all types of businesses or industries in all systems or processes relating to the production, storage, distribution, marketing and sale of goods and/or relating to the rendering of services;

(ii) acquire and hold shares, stocks, debentures, debenture stocks, bonds, obligations and securities issued or guaranteed by any company constituted or carrying on business of any kind whatsoever in any part of the world; and

(iii) carry on any other trade or business whatsoever which can in the opinion of the board of directors be advantageously carried on by the company in connection with or as ancillary to any of the above businesses or the general business of the company.

6.2 Articles of Association

The Company's Articles of Association ("Articles") contain, *inter alia*, provisions to the following effect:

(i) *Voting Rights*

Subject to paragraph (vi) below, and to any special terms as to voting upon which any shares may, for the time being, be held, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present in person or by representative or proxy shall have one vote for every ordinary share in the capital of the Company held by him. A proxy need not be a member of the Company.

(ii) *Variation of rights*

If at any time the capital of the Company is divided into different classes of shares all or any of the rights or privileges attach to any class of shares in the Company may be varied or abrogated with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. At every such separate general meeting (except an adjourned meeting), the quorum shall be two persons holding or represented by proxy one-third in nominal value of the issued shares of that class.

(iii) *Alteration of capital*

The Company may by ordinary resolution increase its share capital, consolidate and divide all or any of its share capital into shares of a larger nominal value, sub-divide all or any of its shares into shares of a smaller nominal value and cancel any shares not taken, or agreed to be taken, by any person. The Company may, subject to the Companies Act, by special resolution reduce or cancel its share capital or any capital redemption reserve or share premium account. Subject to and in accordance with the provisions of the Companies Act, the Company may purchase its own shares (including any redeemable shares).

(iv) *Transfer of shares*

A member may transfer all or any of his shares (1) in the case of certificated shares by instrument in writing in any usual or common form or in such other form as may be approved by the Directors and (2) in the case of uncertificated shares, through CREST in accordance with and subject to the CREST Regulations and the facilities and requirements of the relevant system concerned. The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and, if the share is not fully paid, by or on behalf of the transferee. The Directors may in their absolute discretion refuse to register a transfer of any share which is not fully paid, provided that dealings in the shares are not prevented from taking place on an open and proper basis. Subject to paragraph (f) below, the Articles contain no restrictions on the free transferability of fully paid shares provided that the transfer is in respect of only one class of share and is accompanied by the share certificate and any other evidence of title required by the Directors and that the provisions in the Articles relating to the deposit of instruments for transfer have been complied with.

(v) *Dividends*

(a) The Company may by ordinary resolution in general meeting declare dividends provided that no dividend shall be paid otherwise than out of profits and no dividend shall exceed the amount recommended by the Directors. The Directors may from time to time pay such interim dividends as appear to the Directors to be justified.

(b) Subject to the rights of persons, if any, holding shares with special dividend rights, and subject to paragraph (vi) below, all dividends shall be apportioned and paid *pro rata* according to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid. No amount paid or credited as paid in advance of calls shall be regarded as paid on shares for this purpose.

(c) All dividends unclaimed for a period of 12 years after the payment date for such dividend shall if the Directors so resolve be forfeited and shall revert to the Company.

(vi) *Suspension of rights*

If a member or any other person appearing to be interested in shares held by such shareholder has been duly served with notice under section 212 of the Companies Act and is in default in supplying to the Company within 14 days (or such longer period as may be specified in such notice) the information thereby required, then (if the Directors so resolve) such member shall not be entitled to vote or to exercise any right conferred by membership in relation to meetings of the Company in respect of the shares which are the subject of such notice. Where the holding represents more than 0.25 per cent. of the issued shares of that class, the payment of dividends may be withheld, and such member shall not be entitled to transfer such shares otherwise than by an arm's length sale.

(vii) *Return of capital*

Subject to any preferred, deferred or other special rights, or subject to such conditions or restrictions to which any shares in the capital of the Company may be issued, on a winding-up or other return of capital, the holders of ordinary shares are entitled to share in any surplus assets *pro rata* to the amount paid up on their ordinary shares. A liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Companies Act, divide amongst the members in specie or in kind the whole or any part of the assets of the Company, those assets to be set at such value as he deems fair. A liquidator may also vest the whole or any part of the assets of the Company in trustees on trust for the benefit of the members.

(viii) *Pre-emption rights*

There are no rights of pre-emption under the Articles in respect of transfers of issued Ordinary Shares. In certain circumstances, the Company's shareholders may have statutory pre-emption rights under the Companies Act in respect of the allotment of shares in the Company. These statutory pre-emption rights would require the Company to offer shares for allotment by existing shareholders on a *pro rata* basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such shares would be offered to the Company's shareholders.

(ix) *Borrowing powers*

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future (including uncalled capital). The aggregate amount at any one time owing by the Company and all its subsidiaries in respect of monies borrowed by them or any of them (exclusive of monies borrowed by the Company or any of its subsidiaries from such companies) shall not at any time, without the previous sanction of the shareholders in general meeting, exceed a sum equivalent to the greater of £120,000,000 and five times the aggregate of the share capital, share premium account, capital redemption reserve and credit balances on other reserves of the Company less any debit balances on any other reserves of the Company plus goodwill written off to reserves resulting from acquisitions and goodwill charged to the profit and loss account as reduced by amortisation attributable to subsidiary undertakings which have been disposed of or closed.

(x) *Annual General Meetings and Extraordinary General Meetings*

An annual general meeting shall be held once in every year, within 15 months of the previous annual general meeting. Unless all shareholders entitled to attend and vote agree to short notice, an annual general meeting shall be called by at least twenty-one working days' notice in writing.

All general meetings other than annual general meetings are called extraordinary general meetings. The Directors may, whenever they see fit, and shall on requisition, in accordance with the Act, convene an extraordinary general meeting. The length of written notice to convene such a meeting varies depending on the nature of the business to be transacted. Any extraordinary general meeting at which it is proposed to pass a special resolution or (except as provided by statute) a resolution for which special notice has been given to the Company, shall be called by at least twenty-one days' notice in writing. Any other extraordinary general meetings shall be called by at least fourteen clear days' notice in writing.

Notice shall be given to all members. Extraordinary general meetings can be called on shorter notice if it is agreed by a majority in number of the members having a right to attend and vote, being a majority together holding not less than 95 per cent., in nominal value of the shares giving that right.

Every notice calling a general meeting shall specify the place, day and hour of the meeting. Every notice must include a prominent statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

In the case of any general meeting at which business other than general business is to be transacted, the notice shall specify the general nature of such business. The notice shall say whether any resolution is to be proposed as an extraordinary resolution or a special resolution. In the case of an annual general meeting the notice shall also specify the meeting as such. "Ordinary business" shall include only business transacted at an annual general meeting in respect of the following matters: declaring dividends; receiving and considering the annual accounts of the Company, the reports of the directors and the auditors and other documents required by law to be attached or annexed thereto; appointing the auditors and fixing the remuneration of the auditors or determining the manner in which such remuneration is to be fixed; appointing or re-appointing directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise; and the voting of fees to the directors.

In the case of any general meeting or meeting of members, the notice shall contain a statement that a member is not entitled to attend and vote unless his name is entered on the register of members forty-eight hours before the date of the meeting.

The quorum of all general meetings is three members present in person, proxy or duly authorised representative provided that where a quorum is not present within thirty minutes of the time appointed for the meeting, the meeting shall be dissolved.

A poll may be demanded at any general meeting by the Chairman, not less than three members present in person or by proxy and entitled to vote, a member or members present in person or by proxy and representing not less than one tenth of the total voting rights of all the members having the right to vote at the meeting or by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right. A poll demanded on a question of adjournment shall be held immediately. A poll demanded on any other question shall be held immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the Chairman may direct.

(xi) *Directors*

The number of the directors of the Company must not be less than two or more than fifteen. No shareholder qualification for directors is required. A director who is not a member of the Company is entitled to receive notice of, attend and speak at all general meetings.

The directors can appoint any director to be the holder of any executive office. So far as statute allows, the directors or any committee authorised by the Board may determine the period and terms of any such appointment and the salary or remuneration of any executive.

The total of the fees paid to the directors, other than executive directors, for their services as directors must not exceed £500,000 per annum or such larger amount as the Company may by ordinary resolution approve. The directors shall be entitled to be paid all reasonable travelling, hotel and other expenses properly incurred in attending directors' meetings, committee meetings or general meetings. The directors or any committee appointed by the Board can award extra remuneration, which is additional to fees payable as described above, to any director who devotes special attention to the business of the Company or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a director.

The office of a director will be vacated if the director resigns, becomes bankrupt or is the subject of other insolvency related proceedings, in certain circumstances where the director

is suffering from mental disorder, if the director is absent from meetings of the Board for six months without leave, if the director is an executive director and ceases to hold that office, if the director is convicted of an indictable offence or his conduct is investigated by the Secretary of State or Serious Fraud Office and the directors resolve that it is undesirable in the interests of the Company that he remains a director, if the director is removed or becomes prohibited from being a director under any provision of applicable statutes or if requested in writing by all the other directors to resign.

At each annual general meeting one third of the directors or if their number is not a multiple of three, then such number as is nearest to but not exceeding one third, shall retire from office and be eligible for re-election. Such directors retiring by rotation will be those who have been in office the longest since their last appointment or re-appointment. No person other than a director retiring at the meeting shall, unless recommended by the Board, be eligible for election to the office of director at any general meeting unless not less than seven nor more than twenty-one days before the day appointed for the meeting there has been left a notice in writing at the registered office, signed by one or more members duly qualified to attend and vote at the meeting and holding in aggregate not less than 10 per cent. of the ordinary share capital of the company, of the intention to propose the person for election and a written notice signed by that person of his willingness to be elected.

The Company has power by extraordinary resolution or ordinary resolution (of which special notice has been given) to remove any director from office before the expiration of the term of his office and may by ordinary resolution appoint another person in his place.

At meetings of the Board questions are determined by a majority of votes and in the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

The quorum at Board meetings may be fixed by the directors but otherwise shall be two.

The provisions of the Companies Act restricting the appointment of a director or requiring him to stop being a director because he has attained the age of seventy or other age do apply to the Company.

A director cannot vote on any contract, transaction, arrangement or any other kind of proposal in which he has any material interest other than by virtue of his interests in shares or other securities of MCG, other than as described below. A director may not be included in the quorum of a meeting in relation to any resolution he is not allowed to vote on. However, a director can vote and be counted in the quorum of a meeting on any resolution about any of the following matters:

- the giving of any security, guarantee or indemnity in respect of (i) money lent or obligations incurred by him for the benefit of the Company or any of its subsidiary undertakings or (ii) a debt or obligation of the Company or any of its subsidiary undertakings in respect of which the director has assumed responsibility in whole or in part under a guarantee, indemnity or by giving security;
- an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in which he is or is to be interested as a holder of securities or as a participant in the underwriting or sub-underwriting;
- any proposal involving any other company if the director is directly or indirectly interested, whether as an officer or shareholder of that company or otherwise, provided that he is not beneficially interested in shares representing one or more per cent. of the issued share capital of such company or the voting rights in any such companies;
- an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or
- the purchase and/or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

7. Directors', the Proposed Director's and others' interests

7.1 As at 4 August 2006 (being the last practicable date prior to the publication of this document) and immediately following Completion, the interests of each Director, the Proposed Director and those of any person connected with each of them within the meaning of section 346 of the Act ("Connected Person"), all of which are beneficial, in the share capital of the Company which (i) have been notified to the Company pursuant to section 324 or 328 of the Act, or (ii) are required to be entered into the register maintained under section 325 of the Act, or (iii) are interests of a Connected Person which would, if the Connected Person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is know or could with reasonable diligence be ascertained by the Director or Proposed Director (as the case may be) are as follows:

Director/ Proposed Director	Current Number of Ordinary Shares	Percentage of Existing Ordinary Shares	Number of Ordinary Shares following Admission	Percentage of Enlarged Share Capital
M A Currie	110,000	0.06	110,000	0.04
K A H Parry	837,876	0.44	837,876	0.31
R W H Stomberg	600,000*	0.32	600,000*	0.22
A J Barber	150,000**	0.08	150,000**	0.06
J P Bolduc	800,000	0.42	800,000	0.30
Baroness Cohen	61,800***	0.03	61,800***	0.02
S Ferriss	200,000	0.11	200,000	0.07
A Simon	12,100****	0.01	12,100****	<0.01
J Manardo	—	—	3,285,625	1.21

* These shares are registered in the name of Joh. Berenberg, Gossler & Co KG.

** These shares are registered in the name of Brewin Nominees (as to 142,000 shares) and TD Waterhouse (as to 8,000 shares).

*** These shares are registered in the name of Thesis Nominees Limited. 43,800 of these shares are held for the benefit of Baroness Cohen. Baroness Cohen is deemed to be interested in the remaining 18,000 shares, which are held for the benefit of her spouse.

**** These shares are registered in the name of Killik & Co for the benefit of Mr and Mrs Simon.

7.2 Certain of the Directors are also interested in unissued Ordinary Shares under share options and awards held by them pursuant to the Share Option Schemes, all of which were granted for nil consideration, as follows:

Director	Granted	Ordinary Shares	Price	Exercisable	Expiration
M A Currie	07-Mar-05	217,573	59.75	07-Mar-08	06-Mar-15
	06-Mar-06	238,095	57.75	06-Mar-09	05-Mar-16
		455,668			
K A H Parry	23-Mar-00	2,027,090	29.85	23-Mar-03	22-Mar-10
	01-Mar-04	675,862	36.25	01-Mar-07	28-Feb-14
	07-Mar-05	439,331	59.75	07-Mar-08	06-Mar-15
	06-Mar-06	476,190	57.75	06-Mar-09	05-Mar-16
		3,618,473			

In addition Mr Parry is interested in 185,027 Ordinary Shares held by the employee share trust pursuant to his participation in the closed Proudfoot 2000 Management Investment Plan, as detailed further in paragraph 16 below.

Mr Parry and Mr Currie are also deemed to be interested in 4,197,374 shares held by the employee share trust; although there is no intention to grant them any rights over these shares except for 214,912 shares acquired by the Company on 5 January 2005 in connection with potential deferred bonus obligations to Mr Parry and 185,027 Ordinary Shares held relating to the closed Proudfoot 2000 Management Investment Plan.

Proudfoot Trustees Limited	
Held directly	3,879,584
Via nominee (Pershing Keen)	317,790
Total	**4,197,374**

7.3 Save as disclosed above, no Director nor the Proposed Director has any interest in the share capital of the Company or any of its subsidiaries nor does any Connected Person have any such interests, whether beneficial or non-beneficial.

7.4 The Directors and the Proposed Director have held the following directorships and/or been a partner in the following partnerships within the five years prior to the date of this document (other than directorships in the Group):

Director	Company	Current/Previous
R W H Stomberg	Blesterfeld AG	Current
	Deutsche BP AG	Current
	Hoyer GmbH	Current
	Lanxess AG	Current
	Reed Elsevier Group PLC	Current
	Reed Elsevier NV	Current
	Reed Elsevier PLC	Current
	Smith & Nephew PLC	Current
	Stinnes AG	Previous
	Aral AG	Previous
	Cordiant Communications Group Trustees Limited	Previous
	John Mowlem & Company PLC	Previous
	Scania AB	Previous
	TNT NV	Previous
	Unipoly SA	Previous
	Veba Oel AG (now Deutsche BPAG)	Previous
K A Parry	Association of Management Consulting Firms	Current
	Knight Frank LLP	Current
	Management Consultancies Association Limited (limited by guarantee)	Current
	Royal Wanstead Children's Foundation	Current
	Schroders PLC	Current
M A Currie	KPMG LLP	Previous
A J Barber	Animal Health Institute Limited	Current
	Invesco English and International Investment Trust PLC	Current
	JP Morgan Fleming Japanese Investment Trust PLC	Current
	KPMG LLP	Previous
	Lastminute.com PLC	Previous
	Teather and Greenwood Holdings PLC	Previous
J P Bolduc	AMCP 1, LLC	Current
	AMCP 2, LLC	Current
	Annie's Uniform Shoppe, LLC	Current
	B & B Partnership	Current
	B & S, Inc.	Current
	BD Apalachicola, LLC	Current
	BD Crestview, LLC	Current
	BD Panama City, LLC	Current
	Bolduc Family Foundation	Current
	BRS Developers, LLC	Current
	BRS Realty Advisory Services, LLC	Current

Director	Company	Current/Previous
	Catterton-Simon Partners III, LP	Current
	Cattail Overlook, Inc.	Current
	Columbia 100, LLC	Current
	Columbia 100 II, LLC	Current
	Columbia Credit Company, LLC	Current
	Columbia Venture, LLC	Current
	Controlled Infrared Network, Inc.	Current
	Davis Acquisition, Inc.	Current
	Davis Inotek Instruments, LLC	Current
	Davis Instruments, LLC	Current
	DCF Florida III, LLC	Current
	Edison Preservation Foundation	Current
	Educational Tools Corporation	Current
	EnPro Industries, Inc.	Current
	ETB Enterprises, LLC	Current
	Friction Free Technologies, Inc.	Current
	Hospice of Greater Baltimore	Current
	Instrument Lending, LLC	Current
	JJAM Enterprises, Inc.	Current
	JJAM Investments I, LLC	Current
	JPB Enterprises, Inc.	Current
	JPB Florida I, LLC	Current
	JPB Florida II, LLC	Current
	JPB Florida III, LLC	Current
	JPB Florida IV, LLC	Current
	JPB Instrument Enterprises, Inc.	Current
	JPB Maine Capital, LLC	Current
	JPB Maine Holdings, LLC	Current
	JPB Office, LLC	Current
	JPB Restaurant Concepts I, Inc.	Current
	JPBE Investments I, LLC	Current
	JPBE Investments II, LLC	Current
	JPBE Investments III, LLC	Current
	JPBE Investments IV, LLC	Current
	JPBE Investments V, LLC	Current
	JPBE Investments VI, LLC	Current
	JPBE Investments VII, LLC	Current
	Kenny Rogers Rotisserie, Inc.	Current
	Lance, Inc.	Current
	Marshall & Ilsley Corporation	Current
	Maryland Roasters, Inc.	Current
	McCarsim Holding, Inc.	Current
	Miami Dolphins, Inc.	Current
	Mid-Atlantic Development, LLC	Current
	Mid-Atlantic Development II, LLC	Current
	N'Site Solutions, LLC	Current
	PTFE, Inc.	Current
	Shturman Cardiology Systems, Inc.	Current
	Spectrix Corporation	Current
	St. Cloud State University	Current
	The Villas at Cattail Creek, LLC	Current
	Trails, Inc.	Current
	Unisys Inc.	Current

Director	Company	Current/Previous
	University of Notre Dame Graduate School	Current
	Washington Crossing, LLC	Current
	William E. Simon Graduate School of Business	Current
	Anthony Woods, LLC	Previous
	Brothers Gourmet Coffee, LLC	Previous
	Catterton-Simon, LLC	Previous
	Catterton-Simon Partners I, L.P.	Previous
	Catterton-Simon Partners II, L.P.	Previous
	Chenango Rope Company, LLC	Previous
	Clarksville Associates, LLC	Previous
	Columbia Bancorp, Inc.	Previous
	CRI Distribution, LLC	Previous
	Crowe Rope Industries, LLC	Previous
	De Rance, Inc.	Previous
	Elk River Land Company	Previous
	Future Beef Operations, LLC	Previous
	Gladding Braided Products, LLC	Previous
	Gourmet Coffees of America, Inc.	Previous
	Grace Marketing, LLC	Previous
	Hewitt Farm Associates I	Previous
	Hewitt Farm Associates II	Previous
	Hugh O'Brian Youth Foundation	Previous
	J.A. Jones, Inc.	Previous
	Jones Group, Inc.	Previous
	Jericho, Inc.	Previous
	JPB Restaurant Concepts II, Inc.	Previous
	JPB Restaurant Concepts III, Inc.	Previous
	JPB Restaurant Concepts, IV, Inc.	Previous
	JPB Restaurant Concepts, V, Inc.	Previous
	JPB Restaurant Concepts, VI, Inc.	Previous
	JPB Restaurant Enterprises, LLC	Previous
	JPB Rope & Cordage Enterprises, LLC	Previous
	JPBE Packaging, Inc.	Previous
	Lockwood Greene, Inc.	Previous
	Lookout Knitwear, LLC	Previous
	Maine Poly, Inc.	Previous
	Millhiser, Inc.	Previous
	Moss Software, Inc.	Previous
	Newmont Gold Corporation	Previous
	Newmont Mining Corporation	Previous
	President's Private Sector Survey on Cost Control, Inc.	Previous
	Roadhouse Grille, Inc.	Previous
	Russell Development, LLC	Previous
	Specialty Coffee Holdings, Inc.	Previous
	Sundstrand Corporation	Previous
	The Catterton Group, Inc.	Previous
	The Restaurant Enterprises Group, Inc.	Previous
	VSA Construction, LLC	Previous
Baroness Cohen	London Stock Exchange PLC	Current
	TRL Electronics PLC	Current
	BPP Holdings PLC	Previous

Director	Company	Current/Previous
S Ferriss	Santander Bancorp	Current
	Banco Santander Serfin SA	Previous
	Santander Central Hispano Investment Securities, Inc.	Previous
	Unión Española de Explosivos SA	Previous
	UEE-MSI, Inc.	Previous
A Simon	Brake Bros Limited	Current
	Dalkia PLC	Current
	Finning International Inc	Current
	Hildegarde Simon Memorial Trust Limited	Current
	Meretec Corp.	Current
	SGL Carbon AG	Current
	Travis Perkins PLC	Current
	Alfas Limited	Previous
	Ascent Technology Inc	Previous
	Associated British Ports PLC	Previous
	Diamant Boart	Previous
	Hampsons Plc	Previous
	Kaffee Partner	Previous
	Property Internet PLC	Previous
	Severn Trent PLC	Previous
	Zeus Group	Previous
J A Manardo	Fortis Group	Current
	GEM Group SA	Current
	Ineum	Current
	Todo Today SAS	Current

7.5 In February 2003, the Securities Exchange Commission ("SEC") and Mr Bolduc settled public administrative and cease-and-desist proceedings. Without admitting or denying the SEC's findings, Mr Bolduc consented to the entry of a cease-and-desist order in which the SEC found that, between 1991 and 1995, while Mr Bolduc was president and either chief operating officer of W. R. Grace & Co. ("Grace") and a member of its board of directors, Grace fraudulently used reserves to defer income earned by a subsidiary, primarily to smooth earnings of its health care segment, in violation of the antifraud provisions of the federal securities laws, as well as the provisions that require public companies to keep accurate books and records, maintain appropriate internal accounting controls and file accurate annual and quarterly reports. The order generally finds that Mr Bolduc, through his actions or omissions, was a cause of these violations. The order also notes that, during the period in question, Mr Bolduc did not sell any of the substantial number of Grace shares that he owned. The SEC ordered Mr Bolduc to cease and desist from committing or causing any violation or future violation of the antifraud and reporting requirements of the federal securities laws. It did not impose any fines, penalties or bars on Mr Bolduc.

7.6 Save as set out above, in the five years before the date of this document, the Directors and the Proposed Director:

(i) do not have any convictions in relation to fraudulent offences;

(ii) have not been associated with any bankruptcies, receiverships or liquidations through acting in the capacity of a member of administrative, management or supervisory bodies or as a partner, founder or senior manager of any partnership or company; and

(iii) do not have any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by court from acting as a member of the administrative, management or supervisory bodies of any company or from acting in the management or conduct of the affairs of any company.

7.7 As at 4 August 2006 (being the last practicable date prior to the publication of this document) the Directors are not aware of any person who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

7.8 As at 4 August 2006 (being the last practicable date prior to the publication of this document), other than the persons listed below, the Directors are not aware of any person (other than a member of the administrative, management or supervisory bodies) who is directly or indirectly, interested in three per cent. or more of the issued share capital of the Company.

	Current Number of Ordinary Shares	Percentage of Existing Ordinary Shares	Number of Ordinary Shares following Admission	Percentage of Enlarged Share Capital
Schroders Investment Management Ltd	37,720,217	19.86	37,720,217	13.92
BriTel Fund Trustees Ltd	11,031,702	5.81	11,031,702	4.07
Barclays PLC	8,009,108	4.22	8,009,108	2.96
Morgan Stanley Securities Limited	7,668,742	4.04	7,668,742	2.83
Royal Mail Pensions Trustees Ltd	6,885,935	3.63	6,885,935	2.54
Legal & General Group PLC	6,465,130	3.40	6,465,130	2.39
Coal Pension Trustees	5,703,407	3.00	5,703,407	2.10

None of the Company's major holders of Ordinary Shares listed above has voting rights that are different from the other holders of Ordinary Shares.

7.9 As far as the Directors are aware, as at 4 August 2006 (being the last practicable date prior to the publication of this document) there are no arrangement the operation of which may at a later date result in a change of control of the Company.

7.10 No Director or the Proposed Director is or has been interested in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected by the Company or any of its subsidiaries during the current or immediately preceding financial year or which was effected by the Company or any of its subsidiaries during any earlier financial year and remains in any respect outstanding or unperformed.

7.11 There are no loans made or guarantees granted or provided by any member of the Group to or for the benefit of any Director or the Proposed Director.

8. Directors (including the Proposed Director) Remuneration and Benefit

8.1 Dr Rolf Stomberg has a letter of appointment with the Company dated 18 April 2000 terminable when he resigns, is not re-appointed by shareholders following his retirement in accordance with the Articles of Association of the Company, is otherwise removed as a Director or vacates office pursuant to the provisions of the Act or the Articles of Association of the Company. His current annual fee is £90,000.

8.2 Kevin Parry entered into a service contract with Alexander Proudfoot Company AG and Proudfoot Consulting Plc dated 29 November 1999 under which he is engaged as Chief Executive until he reaches the age of 58, subject to the right of either party giving to the other not less than 12 calendar months' notice.

Mr Parry is currently entitled to a basic annual salary of £550,000, a company car, membership of a private medical scheme, permanent health insurance, life assurance cover and pension contributions of 17.5 per cent. of his basic salary. Mr Parry participates in a performance related bonus scheme which, subject to achievement of targets set by the Remuneration Committee from time to time, may result in payment to Mr Parry of up to 200 per cent. of his basic salary.

8.3 Mark Currie has entered into a service contract with Proudfoot Consulting (Europe) Limited and the Company dated 4 January 2005 under which he is engaged as Finance Director for an indefinite period, subject to the right of either party giving to the other not less than 12 calendar months' written notice. The agreement provides that Proudfoot Consulting (Europe) Limited will second Mr Currie to the Company. Mr Currie is currently entitled to a basic annual salary of £275,000, a company car, membership of a private medical scheme, permanent health insurance, life assurance cover and pension contributions of 17.5 per cent. of his basic salary. Mr Currie participates in a performance related bonus scheme which, subject to achievement of targets set by the Remuneration Committee from time to time, may result in payment to Mr Currie of up to 200 per cent. of his basic salary.

8.4 Alan Barber has a letter of appointment with the Company dated 26 April 2005, terminable when he resigns, is not re-appointed by shareholders following his retirement in accordance with the Articles of Association of the Company, is otherwise removed as a Director or vacates office pursuant to the provisions of the Act or the Articles of Association of the Company. His current annual fee is £30,000. He is also entitled to an additional £5,000 due to his role as Chairman of the Audit and Risk Committee.

8.5 Jean Paul Bolduc has a letter of appointment with the Company dated 15 April 2003, terminable when he resigns, is not re-appointed by shareholders following his retirement in accordance with the Articles of Association of the Company, is otherwise removed as a Director or vacates office pursuant to the provisions of the Act or the Articles of Association of the Company. His current annual fee is £30,000 and, in addition to his fee, he is entitled to US$35,000 for his services as an introducer of business to the Group. In addition, Mr Bolduc may earn commission based on 2.5 per cent. of fees resulting from work introduced by him to the Group.

8.6 The services of Baroness Cohen of Pimlico, as non-executive Director, are provided from 11 August 2003 under a letter of appointment between Baroness Cohen and the Company dated 9 July 2003. The appointment is to last until either Baroness Cohen resigns, is not re-appointed nor deemed reappointed following retirement in accordance with the Company's Articles of Association, is otherwise removed in accordance with the Act or the Company's Articles of Association, or the AGM in 2007 is concluded. The agreement provides for a fee per annum at a rate to be agreed at the Company's December board meeting each year. The rate for 2006 was £30,000. She is also entitled to an additional £5,000 due to her role as Senior Independent Director.

8.7 The services of Stephen Ferriss, as non-executive Director, are provided from 3 March 2006 under a letter of appointment between himself and the Company dated 3 March 2006 until either Mr Ferriss resigns, is not re-appointed nor deemed reappointed following retirement in accordance with the Company's Articles of Association, or is otherwise removed in accordance with the Act or the Company's Articles of Association. The agreement provides for a fee per annum at a rate to be agreed at the Company's December board meeting each year. The rate for 2006 is £30,000.

8.8 The services of Andrew Simon, as non-executive Director, are provided under a letter of appointment between himself and the Company dated 3 March 2006 from 3 March 2006 until either Mr Simon resigns, is not re-appointed nor deemed reappointed following retirement in accordance with the Company's Articles of Association, or is otherwise removed in accordance with the Act or the Company's Articles of Association. The agreement provides for a fee per annum at the rate to be agreed at the Company's December board meeting each year. The rate applicable for 2006 is £30,000. He is also entitled to an additional £5,000 due to his role as Chairman of the Remunerations Committee.

8.9 Jacques Manardo has entered into a conditional letter of appointment with the Company dated 25 July 2006. His appointment to the Board as a non-executive Director is conditional upon the Completion. The appointment will last until either Mr Manardo resigns, is not re-appointed nor deemed reappointed following retirement in accordance with the Company's Articles of Association or is otherwise removed in accordance with the Act or the Company's Articles of Association. The agreement provides for a fee per annum at a rate to be agreed at the Company's December board meeting each year. The rate applicable for the 2006 financial year is £30,000. In addition, it has been agreed that he will be paid a yearly retainer of €25,000 for additional advisory services to be provided to the Group. In the light of Mr Manardo's previous duties with Ineum, he will not be considered to be an independent Director. As a non-independent non-executive Director, Mr Manardo is also eligible to receive, at the Board's discretion, additional fees for additional services to be provided to the Group.

The remuneration of each Director for the year ended 31 December 2005 was as follows:

	Salary/Fees £	Bonus £	Deferred Bonus £	Taxable Benefits £	Pensions contributions £	Total £
Executive						
M A Currie	216,667	205,000	—	13,396	37,917	472,980
K A H Parry	525,000	510,000	336,518	20,070	91,875	1,483,463
Non-Executive						
R W H Stomberg	90,000	—	—	—	—	90,000
A J Barber	23,819	—	—	—	—	23,819
J P Bolduc	30,000	19,238	—	—	—	49,238
Baroness Cohen	35,000	—	—	—	—	35,000

Save as set out above, no other such contracts have been entered into or amended in the six months prior to the date of this document.

9. Litigation

9.1 There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware), which during the 12 month period prior to the publication of this document may have, or have had in the recent past, significant effects on the Group's financial position or profitability.

9.2 There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware), which during the 12 month period prior to the publication of this document may have, or have had in the recent past, significant effects on the financial position or profitability of the Ineum Group.

10. Material Contracts

10.1 MCG

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company and its subsidiaries during the two years preceding the date of this document and are or may be material or contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document:

(i) the Acquisition Agreement as summarised in paragraph 1 of Part 6 of this document;

(ii) the Relationship Agreement as summarised in paragraph 2 of Part 6 of this document;

(iii) the Escrow Agreement as summarised in paragraph 3 of Part 6 of this document;

(iv) the agreement between the Company, Management Consulting Group France SAS (as borrower and guarantor) and Barclays Bank (in various capacities including as security agent, arranger, original issuing bank and the original lender) (the "Facilities Agreement") dated 25 July 2006 for a committed sterling £30 million term facility (the "Term Facility") and multi-currency £20 million revolving credit facility (the "Revolving Facility") the terms of which are as follows (unless otherwise defined in this document, and with the exception of "EBITDA", capitalised terms used in this description of the Facilities Agreement have the same meaning as given to such terms in the Facilities Agreement):

The Term Facility is available to the Company and, on accession to the Facilities Agreement, Ineum on the date of the Completion for the funding of the Acquisition, payment of costs associated with the acquisition, and (by Ineum only) the refinancing of certain existing indebtedness of Ineum and its subsidiaries. If any subsidiary of the Company becomes a borrower and guarantor under the Revolving Facility and utilises the Revolving Facility for the purpose of an approved acquisition then such utilisation of the revolving facility shall promptly be added to, and become part of, the loan made under the Term Facility. The Term Facility is for a period of three years with annual repayments of £6 million per annum in the first three years and the balance repayable, subject to refinancing, at final maturity.

The Revolving Facility is available for general corporate and working capital purposes of the Enlarged Group and for the funding of future approved acquisitions. The Revolving

Facility is available from the date of the Completion and has a final maturity date of three years after the first utilisation and may be provided by way of letter of credit or, as an ancillary facility, as an overdraft facility. A lender may agree to provide, on a bilateral basis, additional facilities such as a derivatives facility, foreign exchange facility or short term loan facility but such facilities will not reduce the amount of the Revolving Facility. The Facilities Agreement provides subsidiaries of the Company, including Ineum, may become borrowers and guarantors under the Revolving Facility.

The Company is required to ensure that all Material Companies (as defined below) accede to the Facilities Agreement as borrowers and guarantors and their accession in such roles is a condition to first utilisation of the Term Facility. The Company is also required to ensure that as at first utilisation, and during the life of the facilities, the aggregate EBITDA, aggregate gross assets, aggregate net assets and aggregate turnover of the guarantors (in each case calculated on an unconsolidated basis and excluding all intra-group items and investments in subsidiaries of any member of the Enlarged Group) of the Guarantors exceeds 80 per cent. of consolidated turnover of the Enlarged Group and 90 per cent. of the Consolidated EBITA and consolidated net assets of the Enlarged Group. Some of the guarantees are subject to limitation language which varies depending on the jurisdiction in which the guarantor is established.

Under the Facilities Agreement, "Material Companies" is defined as the borrowers and the guarantors, and their respective holding companies, and any other subsidiary of the Company which in the future has earnings before interest, tax, depreciation and amortization (calculated on the same basis as Consolidated EBITDA) representing 5 per cent. or more of the Consolidated EBITDA of the Enlarged Group, or has gross assets, net assets or turnover representing 5 per cent. or more of the gross assets, net assets of or turnover of the Enlarged Group, calculated on a consolidated basis.

Certain funds period

For the period from 25 July 2006 to the earlier of (a) Completion, or (b) 15 September 2006, the Borrower may utilise the Term Facility where the purpose of utilisation is, solely, an acquisition purpose (being either (i) payment to the vendor of the purchase price for Ineum shares under the acquisition documents; or (ii) payment of certain costs related to the acquisition). There are a limited number of events (a Major Event of Default is continuing or would result from the proposed utilisation or any one of the Major Representations is untrue) which would permit the Lender to not fund such a utilisation during the certain funds period.

Security

The guarantees referred to above are secured by pledges over all of the shares in any Material Company.

Interest rates and fees

For the Term Facility and the Revolving Facility, interest is payable at a floating rate equal to LIBOR or, in relation to advances in euro, EURIBOR plus the applicable margin and any mandatory costs. The margin is between 0.8 and 1.5 per cent. per annum, subject to a margin ratchet mechanism based on the ratio of Total Debt to Consolidated EBITA for the relevant period, each as defined in the Facilities Agreement. The current margin is 1.5 per cent. per annum. The margin ratchet only applies after the initial period of twelve months has expired from the first utilisation and subject to both there being an Event of Default continuing and quarterly financial statements having been delivered as agreed. Default interest is also payable if an amount is not paid when due. The default interest is an additional 1 per cent. per annum.

The Company is required to pay a commitment fee equal to:

- 45 per cent. of the Margin for the Term Facility on that Lender's available commitment under the Term Facility for the availability period applicable to the Term Facility; and
- 45 per cent. of the Margin for the Revolving Facility on that Lender's available commitment under the Revolving Facility for the availability period applicable to the

Revolving Facility provided that for the purposes of calculating such fee the Lender's available commitment shall not be reduced by its ancillary commitment (to the extent such Lender is an ancillary lender) but shall be reduced by the ancillary outstandings from time to time.

For letters of credit issued under the Revolving Facility, a commission is payable for the account of the Lenders at a rate equal to the applicable margin for the Revolving Facility on the maximum actual and/or contingent liability outstanding under the letter of credit together with a fronting fee for the account of the bank issuing the letter of credit at the rate of 0.125 per cent. per annum on the outstanding amount which is counter-indemnified by the other Lenders (if any). Pricing on ancillary facilities is determined by agreement between the relevant ancillary lenders and the borrowers of that facility based upon normal market rates and terms. The Company is also required to pay customary fees including fees in connection with ancillary facilities and administrative fees.

Prepayment

In addition to scheduled repayment of principal, the facilities under the Facilities Agreement must be prepaid in whole or in part on the occurrence of certain customary events for transactions of this nature.

Representations and covenants

The Facilities Agreement requires a member of the Enlarged Group that is a party thereto to make a number of customary representations and warranties. It also requires the Issuer to maintain certain specified financial ratios and contains a covenant relating to the Enlarged Group's capital expenditure in any financial year.

Events of default

The Facilities Agreement contains events of default customary for a secured leveraged financing.

There are no other contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Group under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

(v) the agreement between the Company, Alexander Proudfoot Overseas Holdings Limited, Parson Consulting Limited and Proudfoot Consulting (Europe) Limited (together the "Borrowers") and Barclays Bank pursuant to an offer letter from Barclays Bank dated 9 December 2005, which was accepted by the Borrowers on 13 January 2006 ((the "Short Term Facility Agreement") for short term facilities (collectively the "Short Term Facility"). All money owing under the Short Term Facility, which may be used in a number of different forms, is repayable upon written demand by Barclays Bank and any undrawn portion of the Short Term Facility can be cancelled by Barclays Bank at any time. In the absence of such demand or cancellation, the Short Term Facility can be utilised until 31 December 2006. The amounts owing under the Short Term Facility Agreement are secured by an unlimited guarantee and by standard form cross guarantees and debentures. A non-utilisation fee of 0.875 per cent. per annum and calculated on a daily basis on the undrawn portion of the Short Term Facility is payable, which is reduced to 0.5 per cent. per annum in certain instances. On Completion, the Short Term Facility will terminate.

10.2 Ineum

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by Ineum during the two years preceding the date of this document and are or may be material:

(i) a lease granted by Geciter SA dated 17 March 2005 relating to 159, av Ch. de Gaulle, Neuilly sur Seine. The lease is for a term of nine years from and including 5 December 2005 with a break option after six years. The main rent is €1,383,580 per annum, subject to annual revision on the basis of an official index. Under the lease, Ineum provided a bank guarantee covering any sums due by it during the term of the lease;

(ii) a lease granted by Geciter SA dated 17 March 2005 relating to 157, av Ch. de Gaulle, Neuilly sur Seine. The lease, as amended, is for a term of nine years from and including 5 December 2005 at a rent of €1,211,976 per annum, subject to annual revision on the basis of an official index. Under the lease, Ineum provided a bank guarantee covering any sums due by it during the term of the lease; and

(iii) a loan agreement entered into by Ineum (as borrower) and BNP Paribas Bank (as lender) dated 21 December 2005 for a principal amount of €22,450,000. This loan is for a term of five years and ten months (i.e. ending on 20 November 2011) with annual repayments of €3,741,000 beginning on 20 November 2006.

There are no contracts (not being contracts entered into in the ordinary course of business) entered into by Ineum under which Ineum has any obligation or entitlement which is material to Ineum as at the date of this document.

11. Property, plant and equipment

The Group's principal establishments are as follows:

Property	Use	Tenure	Commencement Date	Expiry Date	Annual Rent
Fleet Place House 2 Fleet Place Holborn Viaduct London EC4M 7RF United Kingdom	Office	Lease	6 September 2004	28 September 2015	£391,230
11621 Kew Gardens Avenue Suite 200 Palm Beach Gardens, Florida 33410 USA	Office	Lease	1 October 2001	30 September 2011	$232,727
333 West Wacker Drive Suite 1010 Chicago, Illinois 60606 USA	Office	Lease	1 May 2005	30 April 2014	$184,714
260 Franklin St Boston, Massachusetts USA	Office	Lease	1 July 2006	28 February 2011	$126,140
Suite 900, 9th Floor One Lakeside Commons, 990 Hammond Drive Atlanta, Fulton County Georgia 30328 USA	Office	Lease	1 December 2001	28 February 2007	$118,877
5th Floor Heron Tower 70 East 55th Street New York City, New York USA	Office	Lease	25 May 2000	31 December 2010	$373,410
2301 Rosecrans Avenue, Suite 2110 El Segundo California USA	Office	Lease	1 June 2005	31 May 2011	$149,625
14 rue Cambacérès 75008 Paris France	Office	Lease	10 February 2005	5 February 2015	€106,000

Other than the interests set out above the Company has no material tangible fixed assets.

To the best of the Company's knowledge as at 4 August 2006 (being the last practicable date prior to publication of this document), the Company is unaware of any environmental issues that may affect the Company's utilisation of its tangible fixed assets.

12. Employees

The average number of people employed by the Company over the last three financial years in each division was as follows:

	Number of Employees		
Division	**Year ended December 2003**	**Year ended December 2004**	**Year ended December 2005**
Sales and Marketing	178	183	201
Consultants	420	454	459
Support Staff	121	120	136
Total	**719**	**757**	**796**

13. Related Party transactions

Save as disclosed in the financial information incorporated by reference as detailed in the "Information Incorporated by Reference" section of this document, there are no related party transactions entered into by MCG entered into during the financial years ended 31 December 2003, 2004 and 2005 and during the period between 1 January 2006 to 4 August 2006 (the latest practicable date prior to the publication of this document).

14. No Significant Change

14.1 There has been no significant change in the financial or trading position of the Group since 30 June 2006, the date to which the unaudited interim results of the Group were prepared.

14.2 There has been no significant change in the financial or trading position of the Ineum Group since 31 May 2006, the date to which the Ineum Group's latest audited accounts were prepared.

15. Working Capital on the Company and the Enlarged Group

15.1 In the opinion of the Company, the Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this document.

15.2 In the opinion of the Company, the Enlarged Group has sufficient working capital available for its present requirements, that is for at least the next twelve months from the date of this document.

16. Share Option Schemes and Management Investment Plan

As at the date of this document, the Company has two share option schemes and a Management Investment Plan:

- the Alexander Proudfoot Share Option Scheme (in which employees participate);
- the Proudfoot PLC 1998 Executive Share Option Scheme (in which employees and directors participate); and
- the Proudfoot 2000 Management Investment Plan (in which directors participate).

As at the date of this document, the following funded and unfunded options are outstanding under the Alexander Proudfoot Share Option Scheme:

Grant Date	Ordinary Shares under option	Exercise price per Ordinary Share (p)	First exercisable	Last exercisable	Consideration for total grant
October 1996	247,206	25.00	October 1999	October 2006	£61,801

As at the date of this document, the following funded and unfunded options are outstanding under the Proudfoot PLC 1998 Executive Share Option Scheme:

Grant Date	Ordinary Shares under option	Exercise price per Ordinary Share (p)	First exercisable	Last exercisable	Consideration for total grant
September 1999	412,010	25.00	September 2002	September 2009	£103,002
March 2000	2,027,090	29.85	March 2003	March 2010	£605,086
March 2004	4,238,862	36.25	March 2007	March 2014	£1,536,587
March 2005	4,395,354	59.75	March 2008	March 2015	£2,626,224
March 2006	5,589,085	57.75	March 2009	March 2016	£3,227,697

At the date of this document, 185,027 contingent Ordinary Shares remain outstanding under the closed Proudfoot 2000 Management Investment Plan. These Ordinary Shares will vest in favour of Kevin Parry (the only remaining participant) on 18 March 2007, subject only to him being an employee of the Group at that time.

In addition, 317,790 Ordinary Shares vest under a bonus scheme on 31 December 2007 to senior executives if they individually remain employed by the Group as at that date. Mr Parry is interested in 214,912 of those shares.

Funded options over 2,953,750 Ordinary Shares have been issued for a total consideration of £1,580,173 under the 1998 Scheme.

16.1 The Alexander Proudfoot Share Option Scheme

Shareholder approval for this plan expired in 1997 and no further options may be granted. Options may be exercised at any time after the third anniversary of grant, and lapse at the end of their life after either seven years or ten years. There are early rights of exercise in respect of a change of control of the Company or certain other corporate events, or for cessation of the option holder's qualifying employment by reason of injury or disability, pregnancy, redundancy, retirement, the transfer or sale out of the group of his employing business, or his death. Options may also lapse early following such events or following the termination of employment of the option holder.

16.2 The Proudfoot PLC 1998 Executive Share Option Scheme (the "1998 Scheme")

The following paragraphs describe the operation of the Proudfoot PLC 1998 Executive Share Option Scheme before the adoption of the amendments proposed to the Proudfoot PLC 1998 Executive Share Option Scheme described in paragraphs 11 and 12 of Part 5 of this document.

(i) Operation of the 1998 Scheme

The 1998 Scheme is operated by the Board (except where decisions are required to be made by the Remuneration Committee) and enables participants in the 1998 Scheme to acquire Ordinary Shares in the Company.

The Remuneration Committee may exercise its discretion to select employees to be granted an option under the 1998 Scheme normally within six weeks following the announcement of the Company's results in any year up to the tenth anniversary of 1998 Scheme's adoption. All options granted are subject to performance conditions as described below.

(ii) Eligibility

Employees and executive Directors of the Company who are required to devote substantially all their working time to the business of the Company are eligible to participate in the 1998 Scheme.

(iii) Grant of options

All eligible employees selected are granted an option over a maximum number of Ordinary Shares. The exact number to be acquired is determined by the performance conditions.

The exercise price per Ordinary Share under the option is not less than the market value per Ordinary Share, determined by the closing price from the Daily Official List of the Stock Exchange on the day prior to the date of grant.

Where an employee renounces an option that has been granted to him within 30 days of grant the option shall, for all purposes, be taken never to have been granted. Options are not transferable without the Board's specific prior consent.

(iv) Limits under the 1998 Scheme

(a) Plan Limit

The number of Ordinary Shares which may be issued pursuant to the Proudfoot PLC 1998 Executive Share Option Scheme may not exceed 12.8% of the issued ordinary share capital of

MCG from time to time. Once the performance condition attaching to an option has been applied and the maximum number of Ordinary Shares (the "Exercise Number") that a participant may acquire is determined (as explained below), the option is treated as being an option over the Exercise Number for the purposes of the limit. Certain options that have been issued in connection with previous transactions have been excluded from this limit with the agreement of Shareholders.

(b) Individual Limit

No employee may be granted an option under the 1998 Scheme that would result in his holding options over Ordinary Shares of an aggregate value (on the dates the respective options were granted) exceeding eight times his remuneration. For the purposes of this limit options granted under schemes previously operated by the Company are counted as well as options granted under the 1998 Scheme.

(v) Performance conditions and number of Ordinary Shares vesting

The 1998 Scheme grants market value options which are exercisable in two equal amounts after three years and five years respectively. For grants made after 1 January 2003, options are subject to a performance condition that compares the Total Shareholder Return (TSR) over the three year period following grant (with no ability to re-test performance in subsequent years) with the TSR of the constituents of the FTSE Mid 250 as follows:

TSR ranking compared to FTSE Mid 250	**Percentage of option that vests**
Below median	0%
At median	50%
Between median and upper quartile	50-100% (pro-rated)
Upper quartile	100%

Grants made in 2006 are subject to the same performance condition except for the TSR being compared to the FTSE All-Share Index. The Remuneration Committee believes that these performance measures are appropriate as options will only vest in full following the generation of returns to shareholders significantly ahead of market. The change to the FTSE All-Share Index has been made to align the performance conditions with the index to which the Company belongs. The TSR calculations will be undertaken by a third party to ensure independent verification of the extent to which the performance condition is met.

Under the rules of the 1998 Scheme, options over shares with an aggregate exercise consideration of up to eight times remuneration may be granted to an individual over a ten year period. However, it is the Remuneration Committee's current intention that option grants for directors will be limited to 50 per cent. of salary each year.

The Remuneration Committee reserves the right to set different performance targets for options under the 1998 Scheme.

(vi) Exercise of options

Once the performance condition has been applied and the exact number of Ordinary Shares that a participant may acquire is determined, a participant may exercise his option over one half of the vested number of Ordinary Shares. The remaining half may only be acquired after the fifth anniversary of the date of grant. Ordinary Shares cannot be acquired after the tenth anniversary of the date the option was granted.

(vii) Cessation of employment

If a participant ceases to be employed by the Company or a subsidiary of the Company on or after the third anniversary of the date his option was granted because of injury, ill health, disability, death, redundancy, retirement, because the company which employs him or with which he holds office leaves the Group or because the business to which his office or employment relates is transferred outside the Group, or for any other circumstances at the discretion of the Remuneration Committee, the participant may exercise his option over the balance of Ordinary Shares which would ultimately have been receivable. If a participant ceases employment within three years of his option being granted, or for reasons other than stated above, the option lapses.

(viii) Takeover

In the event of a takeover of the Company, the Remuneration Committee will allow the participant to acquire for a limited period the number of Ordinary Shares which would have been ultimately receivable based on the Company's performance to that time. At the end of such period options will lapse. Alternatively the Remuneration Committee may permit the Scheme to continue in relation to the acquiring company's shares.

Where exercisable, any subsisting option may be exercised for a period from the date that the participant is notified of the anticipated change of control to the expiry of the period ending six months from the time when the person has obtained control of MCG.

(ix) Variation of share capital

On a variation of the Company's share capital including a capitalisation or rights issue, the exercise price and the number of Ordinary Shares comprised in an option may be adjusted by the Remuneration Committee in such manner as an independent accountant confirms to be fair and reasonable.

(x) Administration

The Board may amend the rules provided that no amendment may be made which would materially prejudice a participant's rights under options granted to him prior to the date of such amendment without the participant's consent. In addition, no amendment to the advantage of participants may be made to the provisions relating to eligibility, the 1998 Scheme limits, the maximum entitlement of a participant and the basis for determining a participant's entitlement without the consent of the Shareholders in general meeting (except for minor amendments to benefit the administration of the 1998 Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for a company which participates in the 1998 Scheme). The Company must procure that sufficient Ordinary Shares are available to satisfy the exercise of options.

(xi) Pension

The benefits received under the 1998 Scheme are not pensionable.

(xii) Termination

No further options will be granted under the 1998 Scheme after the tenth anniversary of its adoption and the Remuneration Committee may terminate it at any time but the rights of existing participants will not thereby be affected.

16.3 The Proudfoot 2000 Management Investment Plan ("the Plan")

The only remaining participant in the Plan is Mr Kevin Parry. Details of Mr Parry's interests in awards vesting in the Plan are set out above. The Plan required him to invest £300,000 in the Company over the three year period ended the 31 December 2002. No further awards will be made under this Plan.

16.4 Employee Share Ownership Trust

In connection with its employees' share schemes, on 4 November 1999 the Company entered into a deed of trust ("the Trust Deed") with Proudfoot Trustees Limited which constituted the Proudfoot Employee Share Ownership Trust. The beneficiaries under the Trust Deed are all employees and directors and former employees and directors of the Company or its subsidiaries and all wives, husbands, widows, widowers or children or dependent step-children under the age of 18 of such employees and directors and former employees and directors.

Group companies may provide funds to the trustee by way of gift and/or loan which will be used by the trustee in the acquisition of Ordinary Shares and in the meeting of trustees' expenses. The trustee will hold the trust property for the benefit of beneficiaries and may allocate trust property to such of the beneficiaries as they select from time to time. The trustee may purchase and/or subscribe for Ordinary Shares for the benefit of beneficiaries. The trustee may also make awards, after due consultation with the Company, under the 1998 Scheme.

17. Taxation

The following paragraphs are intended as a general guide to current UK tax legislation and H.M. Revenue & Customs ("HMRC") practice (both of which are subject to change at any time, possibly with retrospective effect) in respect of the taxation of capital gains, the taxation of dividends paid by the Company, inheritance tax, stamp duty and stamp duty reserve tax. They relate only to persons who are beneficial owners of Ordinary Shares. These paragraphs may not relate to certain classes of Shareholders (such as employees or directors of the Company or its affiliates who hold Ordinary Shares, insurance companies, charities, collective investment schemes, pension providers or persons who hold Ordinary Shares otherwise than as an investment). These paragraphs do not describe the circumstances in which Shareholders may benefit from an exemption or relief from taxation. All Shareholders are recommended to obtain their own taxation advice. In particular, non-UK resident Shareholders are advised to consider the potential impact of any relevant double tax agreements.

17.1 Taxation of capital gains

UK residents

A disposal of Ordinary Shares by an individual Shareholder who is resident or ordinarily resident in the UK may give rise to a chargeable gain or an allowable loss for the purposes of capital gains tax. An individual who has, on or after 17 March 1998, ceased to be resident or ordinarily resident in the UK for a period of less than five years and who disposes of the Ordinary Shares during that period of temporary non-residence may be liable to capital gains tax on his or her return.

A disposal of Ordinary Shares by a corporate Shareholder which is resident in the UK may give rise to a chargeable gain or an allowable loss for the purposes of corporation tax.

Non-UK residents

A corporate Shareholder which is not resident in the UK will not be liable for UK tax on capital gains realised on the disposal of its Ordinary Shares unless it carries on a trade in the UK through a permanent establishment in the UK and the Ordinary Shares were acquired, used in or for the purposes of the establishment or used in or for the purposes of the trade carried on by the Shareholder through the establishment.

An individual Shareholder who is not resident or ordinarily resident in the UK will not be liable for UK tax on capital gains realised on the disposal of his or her Ordinary Shares unless that Shareholder carries on a trade, profession or vocation in the UK through a branch or agency in the UK and the Ordinary Shares were acquired, used in or for the purposes of the branch or agency or used in or for the purposes of the trade, profession or vocation carried on by the Shareholder through the branch or agency.

17.2 Taxation of dividends

The Company is not required to withhold tax at source from dividend payments it makes to either UK resident Shareholders or non-UK resident Shareholders.

UK residents

An individual Shareholder who is resident or ordinarily resident in the UK will generally be entitled to a tax credit in respect of any dividend received from the Company equal to one ninth of the amount or value of the dividend. An individual Shareholder may be liable to income tax on the amount or value of the dividend. The tax credit will be available to offset the Shareholder's liability (if any) to income tax at the dividend ordinary rate of 10 per cent. Additional income tax may be payable if the Shareholder is a higher-rate taxpayer. An individual shareholder who is not liable to UK income tax on dividends received from the Company cannot claim repayment of the tax credit from HMRC.

A corporate Shareholder which is resident in the UK will not normally be liable to corporation tax on dividends paid by the Company.

Non-UK residents

Shareholders who are not resident in the UK for tax purposes will not generally be entitled to claim payment of any part of the tax credit from HMRC. Such Shareholders should consult their own tax advisors concerning tax liabilities on dividends received from the Company.

17.3 Inheritance tax

UK domiciliaries

If an individual Shareholder is regarded as domiciled in the UK for inheritance tax purposes, inheritance tax may be payable in respect of the Ordinary Shares on the death of the Shareholder or on any gift of the Ordinary Shares during the Shareholder's lifetime which qualify as a chargeable lifetime transfer of value.

Non-UK domiciliaries

If an individual Shareholder is domiciled outside of the UK for inheritance tax purposes, inheritance tax may be payable in respect of the Ordinary Shares on the death of the Shareholder or on any gift of the Ordinary Shares during the Shareholder's lifetime which qualify as a chargeable lifetime transfer of value. Relief from inheritance tax in respect of the Ordinary Shares is not available under the terms of the *Convention between the United Kingdom of Great Britain and Northern Ireland and France for the Avoidance of Double Taxation with respect to Duties on the Estates of Deceased Persons.*

17.4 Stamp duty and stamp duty reserve tax

No stamp duty or stamp duty reserve tax ("SDRT") is payable on the issue of Ordinary Shares by the Company, whether the Ordinary Shares are issued in certified form or in uncertified form through CREST.

A transfer on sale of Ordinary Shares outside of CREST will generally give rise to a liability to pay stamp duty at the rate of 0.5 per cent. of the amount or value of consideration for the Ordinary Shares (rounded up to the nearest £5.00). The transferee of the Ordinary Shares will normally be required to pay such stamp duty.

An agreement to transfer Ordinary Shares will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the Ordinary Shares. However, where within six years of the date of the agreement (or, if the agreement was conditional, the date on which the agreement became unconditional), an instrument of transfer is executed and duly stamped and a claim is made to HMRC, the liability to SDRT will be cancelled and any SDRT which has been paid will be repaid (generally with interest). The transferee of the Ordinary Shares will normally be liable to pay SDRT.

A transfer of Ordinary Shares within CREST will be liable to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the Ordinary Shares rather than stamp duty. Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements.

18. Corporate Governance

The Board is committed to the principles of good corporate governance and fully complies with the provisions of the Financial Reporting Council's Combined Code on Corporate Governance (the "Combined Code").

18.1 Audit and Risk Committee

The Audit and Risk Committee currently consists of Mr Alan Barber, Chairman, Baroness Cohen and Mr Stephen Ferriss.

The Committee meets at least three times a year and is authorised to:

(i) investigate any activity within its terms of reference;

(ii) seek any information it requires from any Company employees (all employees are directed to cooperate with any request made by the Audit and Risk Committee); and

(iii) obtain outside legal or independent professional advice.

The key responsibilities of the Audit and Risk Committee are to:

(i) appoint, engage and monitor external auditors to ensure the effectiveness of the external audit process and independence of the external auditors;

(ii) review the benefits and costs of any internal audit function and ensure it is adequately resourced and has appropriate standing within the Company;

(iii) review the Company's procedures for handling allegations from whistleblowers;

(iv) review management's and any internal auditors' reports on the effectiveness of systems for internal financial control, financial reporting and risk management;

(v) review insurance arrangements in respect of identified risks;

(vi) review the actions of management in relation to interim and annual financial statements; and

(vii) review any material communication between management and the auditors, including representation letters.

18.2 Remuneration Committee

The present membership of the Committee is Mr Andrew Simon, Chairman, Mr Alan Barber and Baroness Cohen.

New Bridge Street Consultants LLP has been appointed to advise the Committee on the operation of its incentive schemes and the remuneration of executive and non-executive directors and employees.

The Committee meets at least three times a year, and its meetings may be attended by other Board members at the invitation of the Committee. The Committee is required to attend the Annual General Meeting at which the Chairman of the Committee answers shareholders' questions on remuneration.

18.3 Nominations Committee

The Nominations Committee currently comprises Dr Rolf Stomberg, Mr Alan Barber, Baroness Cohen, Mr Kevin Parry and Mr Andrew Simon. A majority of the Nominations Committee is independent, in accordance with the recommendations of the Combined Code.

The Nominations Committee's purpose is to consider future appointments to the Board and the succession policy for key management positions. It meets at least annually and is required to make a statement in the annual report about its activities.

18.4 Shareholder communications

Annual General Meetings give shareholders the opportunity to communicate directly with the Board. During the year, the directors and Chairman are available to respond to enquiries from investors. Effective communication with fund managers, institutional investors and analysts is actively pursued, encompassing issues such as performance, policy and strategy.

Announcements are made to the London Stock Exchange and the business media concerning trading and business developments to encourage wider dissemination of information. Registered shareholders receive copies of the annual report and accounts and the interim report.

18.5 Internal Control

The Company has established procedures to implement the guidance issued in The Turnbull Committee Report of 1999.

The Board has overall responsibility for internal control, while the role of management is to implement Board policies. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. Internal controls can not provide absolute assurance against material misstatement or loss.

The process for identifying and managing internal control risks incorporates the following:

(i) a risk register is produced by executive management, identifying key risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level. The risk register is discussed at Board meetings on a regular basis and regular monitoring reports are presented to the Board;

(ii) large acquisitions and capital projects require Board approval;

(iii) an embedded culture of openness and communication between management and the Board on matters relating to risk and control;

(iv) a strong control framework, containing the following key elements:

- organisational structure with clearly defined lines of responsibility, delegation of authority and reporting requirements
- defined expenditure authorisation levels
- on-site, video and teleconferencing reviews of operations, conducted by executive management throughout the year
- financial reporting and information systems, comprising: a comprehensive annual budget which is approved by the Board; weekly reports of key operating information; cash flow and capital expenditure reporting; monthly results and forward performance indicators which are measured against the annual budget and the prior year's results. Significant variances are reviewed by the Board and the executive management and action is taken as appropriate. The forecast for the year is revised when necessary
- centralised coordination of group tax and treasury. There is weekly cash and treasury reporting to management and periodic reporting to the Board
- internal audits are either performed by staff or outsourced on an as-needed basis to external professional firms

18.6 Independence of external auditors

The Audit and Risk Committee considers the independence of external auditors to ensure that independence has been maintained. It is a Group policy that the auditors shall not provide services that may result in them auditing the result of their own work or that are prohibited under the US Sarbanes-Oxley Act. Regular reports are presented of fees paid to the external auditors in order to ensure that the relationship between non-audit fees and audit fees is not inappropriate.

19. Intellectual property rights

There are no patents or other intellectual property rights, licences, processes or particular contracts that are of fundamental importance to the Group's business or profitability. However, it is the Group's policy to protect its intellectual property by relying upon a combination of legislation, trade secret protection, confidentiality agreements and other contractual arrangements with its affiliates, clients, strategic partners and others in order to maintain the distinctiveness of the Company's brands that are vital to its long term success, goodwill and reputation.

20. General

20.1 Save in respect of the Acquisition, there are no investments being made by the Company or to be made in the future in respect of which firm commitments have been made.

20.2 There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the New Ordinary Shares will be transferred to any other person.

20.3 Save as disclosed in paragraph 16 of this Part 13, there are no arrangements under which future dividends are waived or agreed to be waived.

20.4 The expenses of, and incidental to, the Acquisition, including registration and listing fees, printing, advertising and distribution costs, legal and accounting fees and expenses, are estimated to amount to approximately £3 million (inclusive of VAT) and are payable by the Company.

20.5 The financial information relating to the Company contained in this document does not constitute statutory accounts within the meaning of section 240 of the Act. The auditors of the Company for the financial years ended 31 December 2003, 31 December 2004 and 31 December 2005 were Deloitte & Touche LLP, chartered accountants and registered auditors, of Hill House, 1 Little New Street, London EC4A 3TR. Deloitte & Touche LLP has made reports under section 235 of the Act on the statutory accounts of the Company for each such period. Each report was unqualified and did not contain a statement under section 237(2) or (3) of the Act. Deloitte & Touche LLP is a member of the Institute of Chartered Accountants in England and Wales. Deloitte & Touche LLP has given and has not withdrawn its written consent to the inclusion in this document of its reports relating to the pro forma information and to its name in the form and context in which they appear.

20.6 Certain information set out in Parts 1 and 5 has been sourced from Kennedy Information Inc. The Company confirms that the information has been accurately reproduced and that, as far as it is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the information produced inaccurate or misleading.

20.7 The New Ordinary Shares will be created and allotted under the laws of England and Wales pursuant to the Resolutions to be proposed at the Extraordinary General Meeting and the currency of the New Ordinary Shares will be pounds Sterling.

20.8 The Ordinary Shares are only listed on the Official List of the UK Listing Authority.

20.9 The New Ordinary Shares will be issued in registered form and will be admitted to trading on the London Stock Exchange's market for listed securities under ISIN number GB0001979029.

20.10 The New Ordinary Shares of the Company will, and the Ordinary Shares are, also subject to the compulsory acquisition procedures set out in sections 428 to 430F (inclusive) of the Act. Under section 429 of the Act, where an offeror makes a takeover offer (as defined in section 428 of the Act) and receives valid acceptances in respect of, or acquires, more than 90 per cent. of the shares to which the offer relates, that offeror is entitled to acquire compulsorily those shares not assented to the offer.

20.11 Save as disclosed in paragraph 4 above, the Company does not hold a proportion of capital in any undertakings outside of the Group.

20.12 Rothschild of New Court, St. Swithin's Lane, London, EC4P 4DU, which is authorised and regulated in the United Kingdom by the Financial Services Authority, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its name and references thereto in the form and context in which they are included.

20.13 The Company's registrar is Capita Registrars, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

20.14 Constantin of Aldwych House, 81 Aldwych, London WC2B 4HN has given and has not withdrawn its written consent to the inclusion in this document of its accountants reports in the form and context in which they appear, and has authorised the contents of those reports for the purposes of item 5.5.3 R(2)(f) of the Prospectus Rules.

20.15 Each of the professional advisers involved in the Acquisition and the Vendors may be said to have an indirect economic material interest, which is dependent on the success of the Acquisition, by virtue of their interest in fees payable by the parties to those transactions and the consideration payable under the Acquisition Agreement, respectively.

21. Documents available for inspection

Copies of the following documents may be inspected at the offices of Baker & McKenzie LLP at 100 New Bridge Street, London EC4V 6JA during usual business hours on any weekday (excluding Saturdays, Sundays and public holidays) prior to the date of Admission:

21.1 the memorandum and articles of association of the Company;

21.2 the audited and consolidated accounts of the Company and its subsidiary undertakings for the three years ended 31 December 2003, 2004, 2005 including the auditors' reports thereon;

21.3 the rules of the Alexander Proudfoot Share Option Scheme, the Proudfoot PLC 1998 Executive Share Option Scheme and the Proudfoot 2000 Management Investment Plan referred to in paragraph 16 of this Part 13;

21.4 the rules of the Proudfoot PLC 1998 Executive Share Option Scheme marked up to show the proposed amendments;

21.5 the rules of the proposed French Sub-Plan to the Proudfoot PLC 1998 Executive Share Option Scheme;

21.6 the audited and consolidated accounts of Ineum and its subsidiary undertakings for the periods ended 31 May 2004, 2005 and 2006;

21.7 the Directors' service contracts referred to in paragraph 8 of Part 13 of this document;

21.8 the written consents referred to in paragraph 20 of this Part 13;

21.9 Constantin's report on Ineum set out in Part 7 of this document;

21.10 the pro forma financial information of the Enlarged Group together with the report of Deloitte & Touche LLP thereon, set out in Parts 11 and 12 of this document;

21.11 this document; and

21.12 the Proxy Form.

22. Forward-looking statements

This document includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "targets", "aims", "continues", "expects", "intends", "may", "will", "would" or "should", or in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the Company's, or the Group's intentions, beliefs or current expectations concerning, among other things, the Company's, or the Group's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the Company or the Group operates. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation: conditions in the markets, market position of the Company or the Group, earnings, financial position, cash flows, return on capital and operating margins, anticipated investments and capital expenditures, changing business or other market conditions and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the plans and events described in this document. Forward-looking statements contained in this document based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Subject to any requirement of the UK Listing Authority or London Stock Exchange or as a matter of law, neither MCG nor Rothschild undertakes any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Undue reliance should not be placed on forward-looking statements, which speak only as of the date of this document.

Dated 7 August 2006

DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"3i Funds"	3i Europartners III and 3i Coinvest III, both being Fonds Commun de Placement à Risques organised under French law
"Act" or "Companies Act"	the Companies Act 1985 (as amended)
"Acquisition"	the proposed acquisition of the entire issued share capital of Ineum
"Acquisition Agreement"	the conditional share purchase agreement dated 25 July 2006 between the Ineum Partners, Jacques Manardo, the 3i Funds, Tecnet Participations and MCG, as amended
"Admission"	the admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with the Listing Rules and the London Stock Exchange's Admission and Disclosure Standards
"Barclays Bank"	Barclays Bank PLC
"Board" or "Directors"	the board of directors of the Company whose names appear in paragraph 1 of Part 13 of this document
"certificated" or "in certificated form"	an Ordinary Share which is not in uncertificated form
"Closing Price"	the closing middle market quotation of an Existing Ordinary Share as derived from the Daily Official List
"Company" or "MCG"	Management Consulting Group PLC
"Completion"	completion of the Acquisition
"CREST"	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
"Daily Official List"	the Daily Official List published by the London Stock Exchange
"EBITDA"	earnings before interest, taxes, depreciation and amortisation
"Enlarged Group"	the Group as enlarged by the Acquisition

"Enlarged Share Capital"	the issued ordinary share capital of the Company, as enlarged by the allotment and issue of the New Ordinary Shares
"EGM Notice"	the notice set out at the end of this document convening the EGM
"Escrow Agreement"	the escrow agreement to be entered into by MCG, the Ineum Partners and an appropriate escrow agent on Completion, further details of which are set out in paragraph 4 of Part 6 of this document
"Euro" or "€"	the lawful currency of the participating member states of the European Union
"Existing Ordinary Shares"	the 189,951,771 Ordinary Shares in issue as at the date of this document
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company to be held at 3.30 p.m. on 30 August 2006, notice of which is set out at the end of this document
"Form of Proxy"	the form of proxy accompanying this document for use at the EGM
"FSMA"	the Financial Services and Markets Act 2000, as amended
"FSA"	Financial Services Authority
"Group" or "MCG Group"	the Company and its subsidiary undertakings
"IFRS"	International Financial Reporting Standards
"Ineum"	Ineum Conseil et Associés SA, a société anonyme organised under the laws of France
"Ineum Group"	Ineum and its subsidiary undertakings
"Ineum Partners"	the holders of the shares in Ineum immediately prior to Completion other than the 3i Funds, Tecnet Participations and Jacques Manardo
"Listing Rules"	the listing rules issued by the UK Listing Authority under section 73A of FSMA
"London Stock Exchange"	London Stock Exchange plc
"New Ordinary Shares"	the 81,020,798 new Ordinary Shares to be issued pursuant to the Acquisition
"Official List"	the Official List of the UK Listing Authority pursuant to Part VI of the FSMA
"Ordinary Shares"	ordinary shares of 25 pence each in the capital of the Company
"Panel"	the Panel on Takeovers and Mergers
"Proposals"	the Acquisition, Issue of New Ordinary Shares, and amendments to the Share Option Schemes

"Prospectus Rules"	the Prospectus Rules made by the FSA under section 84 of the FSMA as amended from time to time
"Proposed Director"	Jacques Manardo who is proposed to be appointed as an additional non-executive Director of the Company on Completion
"Proxy Form"	the form of proxy accompanying this document
"Relationship Agreement"	the conditional agreement to be entered into prior to Completion between the Ineum Partners and MCG relating, *inter alia*, to the lock-up arrangements and the strategy of MCG following Admission, further details of which are set out in paragraph 3 of Part 6 of this document
"Registrars" or "Capita"	Capita Registrars
"Resolutions"	the resolutions to be proposed at the EGM, as set out in the EGM Notice at the end of this document
"Rothschild"	N M Rothschild & Sons Limited
"Shareholders"	holders of Ordinary Shares
"Share Option Schemes"	the Company's existing share option schemes described in paragraph 16 of Part 13 of this document
"Sterling" or "£"	the lawful currency for the time being of England, Wales and Scotland
"Takeover Code"	the City Code on Takeovers and Mergers
"Tecnet Participations"	Tecnet Participations EURL, a société unipersonelle à responsibilité limitée organised under the laws of France
"uncertificated" or "in uncertificated form"	recorded on the relevant register of Ordinary Shares as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"UK Listing Authority"	the FSA, in its capacity as the competent authority for the purposes of Part VI of FSMA
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US$"	US Dollars, the lawful currency of the United States
"Vendors"	Jacques Manardo, the Ineum Partners, the 3i Funds and Tecnet Participations

Save where otherwise provided, the exchange rate used to convert amounts in this document denominated in Euros into amounts denominated in UK pounds sterling is as follows:

€1.4655 to £1 (being the rate used for the purposes of the announcement made by the Company on 25 July 2006).

The table below sets out the sections of those documents which are incorporated by reference into, and form part of, this document, so as to comply with the Prospectus Rules. Only the parts of these documents identified in the list below and referred to in those parts of this document listed below are incorporated into, and form part of, this document.

To the extent that any part of any information referred to below itself contains information which is incorporated by reference, such information shall not form part of this document.

Information incorporated by reference	Document reference	Location of Incorporation
The directors' remuneration report on pages 30 to 36; the independent auditor's report on pages 37 and 38; the consolidated primary statements (which includes the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet and the consolidated cash flow statement) on pages 40 to 43; the parent company balance sheet on page 44, the group accounting policies on pages 46 to 50 and the notes to the financial statements on pages 51 to 81 of the audited annual report and accounts of MCG for the year ended 31 December 2005.	Audited annual report and accounts of MCG for the year ended 31 December 2005.	Part 10 (Operating and Financial Review) (pages 102 to 109 inclusive of this document).
The independent auditor's report on pages 37 and 38 of the audited annual report and accounts of MCG for the year ended 31 December 2005.	Audited annual report and accounts of MCG for the year ended 31 December 2005.	Part 8 (Historical Financial Information on MCG) (pages 56 to 89 inclusive of this document).
The Corporate Social Responsibility report (pages 18 to 21 inclusive) and the Corporate Governance report (pages 24 to 28 inclusive) of the audited annual report and accounts of MCG for the year ended 31 December 2005.	Audited annual report and accounts of MCG for the year ended 31 December 2005.	Paragraph 18 (Corporate Governance) (pages 141 to 143 inclusive) of Part 13 (Additional Information) (pages 115 to 145 inclusive of this document).
The directors' remuneration report on pages 28 to 35; the independent auditor's report on pages 36 to 37; the consolidated primary statements (which includes the group profit and loss account, group statement of total recognised gains and losses, group balance sheet and group cash flow statement) on pages 38 to 42; the parent company balance sheet on page 43, the group accounting policies on pages 44 to 46 and the notes to the financial statements on pages 46 to 70 of the audited annual accounts of MCG for the year ended 31 December 2004.	Audited annual report and accounts of MCG for the year ended 31 December 2004.	Part 8 (Historical Financial Information on MCG) (pages 56 to 89 inclusive of this document) and Part 10 (Operating and Financial Review) (pages 102 to 109 inclusive of this document).

Information incorporated by reference	Document reference	Location of Incorporation
The directors' remuneration report on pages 28 to 34; the independent auditor's report on pages 35 and 36; the consolidated primary statements (which includes the group profit and loss account, group statement of total recognised gains and losses, group balance sheet and group cash flow statement) on pages 38 to 41; the parent company balance sheet on page 42, the group accounting policies on pages 43 to 45 and the notes to the financial statements on pages 45 to 62 of the audited annual accounts of MCG for the year ended 31 December 2003.	Audited annual report and accounts of MCG for the year ended 31 December 2003.	Part 8 (Historical Financial Information on MCG) (pages 56 to 89 inclusive of this document) and Part 10 (Operating and Financial Review) (pages 102 to 109 inclusive) of this document

NOTICE OF EXTRAORDINARY GENERAL MEETING

MANAGEMENT CONSULTING GROUP PLC

(Incorporated in England and Wales with registered number 1000608)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Management Consulting Group PLC ("**the Company**") will be held at the Bridewell 2 Suite, the Crowne Plaza Hotel, 19 New Bridge Street, London EC4V 6DB at 3.30 p.m. on 30 August 2006 for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed in respect of the resolutions numbered 1 to 3, 5 and 6 as ordinary resolutions and in respect of the resolution numbered 4 as a special resolution of the Company:

RESOLUTIONS

1. THAT the acquisition by the Company of the entire issued share capital of Ineum on the terms and subject to the conditions contained in the acquisition agreement described in the circular to the shareholders of the Company to which the Notice convening this meeting is attached (the "**Circular**") be and is hereby approved and that the directors of the Company be and they are hereby authorised to do all such things and enter into such documents as may be necessary to give effect thereto including the making of such non-material variations to the terms and conditions of such agreement and related other documents as the Directors shall, in their discretion, think necessary or desirable.

2. THAT conditional to the passing of the resolution numbered 1, the authorised share capital of the Company be and is hereby increased from £75,000,000 to £125,000,000 by the creation of 200,000,000 ordinary shares of 25 pence each forming a single class with the existing ordinary shares of 25 pence each in the capital of the Company.

3. THAT, subject to and conditional upon the acquisition agreement referred to in resolution number 1 becoming unconditional (save for the obligation to satisfy the consideration due thereunder and Admission) and the passing of the resolution numbered 2, the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 ("**Companies Act**") (in substitution for any existing authority to allot relevant securities, which are hereby revoked, without prejudice to any allotment of relevant securities pursuant thereto) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act) up to a maximum nominal amount of £39,635,154, provided that this authority shall expire on the earlier of the fifth anniversary of the passing of this resolution and the date of the Annual General Meeting of the Company to be held in 2011 (unless and to the extent that such authority is revoked or extended prior to such date) but so that the Company may before the expiry of such period make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period and the directors may allot relevant securities pursuant to such an offer or agreement as if the authority conferred hereby had not expired.

4. THAT, subject to and conditional upon the acquisition agreements referred to in resolution number 1 becoming unconditional (save for the obligation to satisfy the consideration due thereunder and Admission) and the passing of the resolutions numbered 2 and 3, the directors be and they are hereby empowered pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) of the Company for cash pursuant to the general authority conferred on the directors pursuant to the resolution numbered 2 in this Notice of meeting as if section 89(l) of the Companies Act did not apply to any such allotment, provided that this power shall be limited to:

   (i) the allotment of equity securities in connection with or pursuant to an offer by way of rights, open offer or other pre-emptive offer to the holders of ordinary shares in the capital of the Company and other persons entitled to participate therein in proportion to their respective holdings, subject to such exclusions or other arrangements as the directors may consider necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any territory or the regulations or requirements of any regulatory authority or any stock exchange in any territory; and

   (ii) the allotment (otherwise pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £3,387,157;

   and such power shall expire on the earlier of the fifth anniversary of the passing of this resolution and the date of the Annual General Meeting of the Company to be held in 2011 (unless and to the extent that such allotment is revoked or extended prior to such date).

5. THAT, subject to and conditional upon the acquisition agreements referred to in resolution 1 becoming unconditional, the amendments to the Proudfoot PLC 1998 Executive Share Option Scheme, in the form produced to the meeting and initialled to the meeting for the purposes of identification, be and are hereby approved and adopted and the directors of the Company be authorised to establish on behalf of the Company a new employee share ownership trust to operate in conjunction with the Company's employee share schemes.

6. THAT, subject to and conditional upon the acquisition agreements referred to in resolution 1 becoming unconditional, the French Sub-Plan to the Proudfoot PLC 1998 Executive Share Option Scheme, in the form produced to the meeting and initialled to the meeting for the purposes of identification, be and is hereby approved and adopted.

By order of the Board

Frederick Steven Hitchcock
Secretary

Dated: 7 August 2006

Notes:

(i) An explanation of the business of the meeting is given in the Circular.

(ii) A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the member. Any such proxy need not be a member of the Company. Completion of a proxy form will not prevent a member from attending and voting at the meeting should the member so wish.

(iii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company, as at 3.30 p.m. on 28 August 2006, shall be entitled to attend or vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries in the relevant register of securities after 3.30 p.m. on 28 August 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(iv) To appoint a proxy:
either,

- the proxy form, which is enclosed for this purpose, together with any authority under which it is executed (or a notarially certified copy of such authority), must be duly completed and lodged with the Registrar at the offices of Capita Registrars, The Registry, Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not later than 3.30 p.m. on 28 August 2006.

or,

- CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilitising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such Instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent (ID RA 10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting services provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by an particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST systems and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35 (5)(a) of the Uncertificated Securities Regulations 2001.

(v) Copies of the directors' service contracts will be available for inspection at the registered office during usual business hours on any weekday (Saturdays, Sundays and Public Holidays excepted) up to and including the date of the meeting and at the place of meeting for 15 minutes prior to, and during the meeting.

(vi) Resolution 3 is an ordinary resolution to renew, for a period of five years, the Directors' authority to allot shares under section 80 of the Act, up to a maximum of £39,635,154, which represents the nominal value of 158,540,614 Ordinary Shares. In accordance with the guideline issued by the Association of British Insurers, this comprises approximately one third of the issued share capital (63,378,933 Ordinary Shares), together with commitments subject to certain conditions to issue shares in connection with the Acquisition (81,020,798 Ordinary Shares), deferred consideration shares under a management incentive plan, and options to be issued at year end (13,955,856 Ordinary Shares).

[THIS PAGE LEFT INTENTIONALLY BLANK]

[THIS PAGE LEFT INTENTIONALLY BLANK]

The Group's trading results are ahead of the board's expectations at the time of the trading update provided on 26 April 2007: Ineum Consulting's inaugural contribution to the first half results showed significant like-for-like growth and Proudfoot Consulting performed slightly better than in the second half of last year; Parson Consulting's results were mixed.

The results for the six months ended 30 June 2007 are summarised as follows:

	Unaudited Six months ended 30 June 2007 £'000	*Unaudited Six months ended 30 June 2006 £'000*	*Audited Year ended 31 Dec 2006 £'000*
Revenue			
Ineum Consulting	**40,481**	–	23,709
Parson Consulting	**21,382**	15,687	34,301
Proudfoot Consulting	**38,203**	51,656	88,658
Salzer Consulting	**473**	–	222
	100,539	67,343	146,890
Underlying profit/(loss) from operations *			
Ineum Consulting	**4,584**	–	2,780
Parson Consulting	**(827)**	(1,857)	(2,108)
Proudfoot Consulting	**6,591**	8,431	15,575
Salzer Consulting	**(189)**	–	(91)
	10,159	6,574	16,156

*before non-recurring items and acquired intangible asset amortisation. In 2007, these comprise of £1,277,000 integration costs and £603,000 amortisation of acquired intangible assets (six months ended 30 June 2006: release of a £335,000 surplus provision).

Group results

Revenue for the six months ended 30 June 2007 was up by 49% compared with the first half of 2006.

Ineum Consulting joined the Group on 1 September 2006. The aggregate revenue of the entities acquired grew by 27% to £49.9 million (2006 first half pre-acquisition revenue: £39.3 million). The acquired financial management business is now operating as Parson Consulting and the revenue has been split in the above table in line with the reorganised operating structure.

The performance of Parson Consulting continued to be mixed. Overall the like-for-like revenue declined by 9% compared with the first half of last year due to a shortfall in the US business. There was 8% revenue growth in Europe and the rest of the world which now accounts for 72% of the Parson Consulting business.

Proudfoot Consulting's revenue increased slightly compared with the second half of last year but, as previously anticipated, declined by 26% compared with the exceptionally strong first half of last year.

Sterling's strength against the US dollar adversely impacted the reported revenue by approximately £3.7 million compared with the first half of 2006.

(continued)

In the period, 27% of Group revenue was attributable to the Americas (six months ended 30 June 2006: 53%). American revenues decreased by 26% compared with the corresponding period of 2006. Of that decrease, seven percentage points are accounted for by currency translation. Europe's share of revenue was 68% (six months ended 30 June 2006: 36%) with reported revenues 180% up compared with the corresponding period of 2006 reflecting the acquisition of Ineum; on a like-for-like basis, the revenue increased by 15%. Approximately 5% (six months ended 30 June 2006: 10%) of Group revenue is earned outside the Americas and Europe.

The Group's gross margin continued to be well managed and was 50% (six months ended 30 June 2006: 51%).

Selling and underlying administrative costs increased due to the acquisitions of Ineum and Salzer. There were one-off integration costs, associated with the acquisitions, of £1.3 million which have been incurred in line with the estimate in the Ineum prospectus and substantially comprise technology, people reorganisation, legal and travel costs. The remaining non-recurring costs to be incurred in the second half will be less than £0.5 million.

The underlying profit from operations before exceptional items and the amortisation of acquired intangible assets rose by 55% to £10.2 million (six months ended 30 June 2006: £6.6 million). Including those items, profit from operations increased by 20% to £8.3 million (six months ended 30 June 2006: £6.9 million).

Net finance costs increased by £1.2 million to £0.8 million, reflecting the debt taken on to finance the acquisition and operations of Ineum Consulting. The profit before tax was little changed at £7.5 million (2006: £7.3 million).

The tax charge on pre-tax profits is 31% compared with 28% for the first half of 2006. This includes four percentage points in respect of deferred tax that is required to be charged in respect of tax deductions for goodwill but will not become payable unless consulting businesses are sold. The underlying tax rate of 27% is below the statutory rate of tax due to the utilisation of brought forward losses that the Group has not previously been able to recognise as deferred tax assets.

The consultancies

Ineum Consulting has performed ahead of expectations at the time of its acquisition. It made an underlying operating profit of £4.6 million in the first half. All sectors have performed well with particularly strong results from the public and financial sectors. Ineum Consulting continues to invest in the expansion of its offerings outside France. The margin for Ineum Consulting remained little changed on the increased revenue due to the growth in the public sector which commands lower fee rates than the private sector.

Parson Consulting's performance remained weak in North America. Overall there was an operating loss of £0.8 million, down from a loss of £1.9 million in the first half of last year. It is however too soon to see an improvement in trading associated with the recent investment in people in the US. The businesses outside the US made solid progress with a particularly strong contribution from the merged French business.

Proudfoot Consulting revenues declined in the period, resulting in an operating profit of £6.6 million (2006 first half: £8.4 million). This result was expected due to the exceptionally strong first half last year where a number of large client engagements came to a natural end. Both the European and American businesses were adversely affected.

The Brazilian business, which opened last year, has grown well and is already profitable. The margin for Proudfoot Consulting remained little changed on the reduced revenue.

Salzer Consulting made a small underlying operating loss of £0.2 million. In line with the strategy for its development, we are investing in expanding its resources to meet client demand.

Earnings per share

The basic earnings per share for the six months ended 30 June 2007 decreased by 34% to 1.9 pence compared with 2.9 pence in the corresponding period last year. Excluding the impact of non-recurring items and the amortisation of intangible assets, the earnings per share were little changed at 2.6 pence compared with 2.7 pence in the first half of last year. The acquisition of Ineum enhanced earnings by approximately 22% before the amortisation of intangibles but the overall earnings advancement was held back by the reduction in Proudfoot's operating profit.

Dividend

In the light of the increase in the Group's size and increased diversity of consulting offerings, the board is pleased to re-commence the payment of an interim dividend. It is our intention in future to target an interim dividend of approximately one third of the previous final dividend. Accordingly, a dividend of 0.33 pence per share will be paid on 22 October 2007 to shareholders on the register on 21 September 2007.

Balance sheet

The Group's net debt was £28.8 million compared with net cash of £23.5 million at 30 June 2006. The overall level of net debt is the same as at the year end reflecting the absorption of working capital resulting from the growth of Ineum Consulting and the seasonality of the Group's cash flows.

Progress has been made in improving Ineum's working capital management with a net inflow in the period from the better management of receivables.

The deficit related to the closed defined benefit pension and medical plans decreased substantially from £6.1 million at 30 June 2006 to £2.9 million at 30 June 2007 as a result of cash contributions, the investment performance and the weaker US dollar compared with Sterling.

Strategic direction

Our strategic focus is unchanged. We are building a Group comprising a series of consultancies with particular specialisations in different geographies. The diversification of the offerings in 2006 has added to the strength and decreased the risks of the Group from service line and geographical perspectives. Each of the consulting businesses currently comprising the Group have excellent medium term prospects.

Ineum Consulting added new depth to our consulting offerings, enabling clients to select a Group consultancy that has deep industry expertise. Its core domestic market is France and this has resulted in a bias in the Group's revenue towards Europe. It remains our desire to build a Group with a reasonably even balance of business between North America and Europe. The integration of Ineum has progressed well and slightly ahead of our timetable; it is now fully integrated into the Group as one of the core consultancies.

(continued)

In the second half of the year, the Group commenced a start-up operation, Viaduct Consulting, which provides commercial due diligence, initially serving the European market. This is in response to an identified gap in the market place for independent commercial due diligence. Its revenue and profit contribution in the current year will be immaterial.

The co-ordination of major client relationships across the consultancies continues to increase through the global accounts programme, as does engagement specific co-operation, allowing us to bring a broad range of deep expertise to our clients.

Going forward we will continue to expand the geographical overlap of the businesses to maximise the benefit that comes from our existing infrastructure. We will also expand our offerings organically and by acquisitions commensurate with the market opportunities and the absorption of prior acquisitions into the Group. Whilst size in itself is not a measure of success, the diversification of risk that comes with size and the wider product offerings are important aspects of future success.

Outlook

As anticipated, the Group's order book is solidly ahead of its position at the beginning of the year and at the same time last year. On a like-for-like basis, taking account of the impact of acquisitions, the current order book is significantly higher in both Ineum Consulting and Proudfoot Consulting and marginally higher in Parson Consulting. The pipelines of work are good.

Work to be won in the remainder of the year is, as usual, a key determinant of the outcome for the year as a whole and so it is premature to comment specifically on the likely results for the current calendar year. Nevertheless, we remain confident that the Group will show good progress in 2007.

Dr Rolf Stomberg

Chairman

Kevin Parry

Chief Executive

13 August 2007

independent
review report

by Deloitte & Touche LLP to Management Consulting Group PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
Chartered Accountants
London

13 August 2007

group income statement

Six months ended 30 June 2007	note	Unaudited Six months ended 30 June 2007 £'000	*Unaudited Six months ended 30 June 2006 £'000*	*Audited Year ended 31 Dec 2006 £'000*
Continuing operations				
Revenue	3	**100,539**	*67,343*	*146,890*
Cost of sales		**(50,287)**	*(32,697)*	*(73,415)*
Gross profit		**50,252**	*34,646*	*73,475*
Selling costs		**(23,990)**	*(19,370)*	*(40,169)*
Administrative expenses – underlying		**(16,103)**	*(8,702)*	*(17,150)*
Profit from operations before non-recurring expenses and amortisation of acquired intangibles		**10,159**	*6,574*	*16,156*
Administrative (expenses)/income – non-recurring		**(1,277)**	*335*	*(1,765)*
Profit from operations before amortisation of acquired intangibles		**8,882**	*6,909*	*14,391*
Administrative expenses – amortisation of acquired intangibles		**(603)**	–	*(943)*
Total administrative expenses		**(17,983)**	*(8,367)*	*(19,858)*
Profit from operations	3	**8,279**	*6,909*	*13,448*
Investment income		**459**	*531*	*1,176*
Finance costs		**(1,271)**	*(125)*	*(1,276)*
Profit before tax		**7,467**	*7,315*	*13,348*
Tax expense	5	**(2,318)**	*(2,014)*	*(4,598)*
Profit for the period		**5,149**	*5,301*	*8,750*
Earnings per share – pence				
From continuing operations				
Basic	6	**1.9**	*2.9*	*4.1*
Diluted	6	**1.9**	*2.8*	*4.1*
Basic – excluding amortisation of acquired intangibles and non-recurring items	6	**2.6**	*2.7*	*5.4*

group statement of recognised income and expense

Six months ended 30 June 2007	**Unaudited Six months ended 30 June 2007 £'000**	*Unaudited Six months ended 30 June 2006 £'000*	*Audited Year ended 31 Dec 2006 £'000*
Exchange differences on translation of foreign operations	**(1,178)**	*(3,261)*	*(4,904)*
Actuarial gains on defined benefit pension fund and medical schemes	**1,783**	*3,734*	*3,284*
Tax on items taken directly to equity	**101**	*449*	*600*
Net income/(expense) recognised directly in equity	**706**	*922*	*(1,020)*
Profit for the period	**5,149**	*5,301*	*8,750*
Total recognised income and expense for the period	**5,855**	*6,223*	*7,730*

group balance sheet

as at 30 June 2007	**Unaudited 30 June 2007 £'000**	*Unaudited 30 June 2006 £'000*	*Audited 31 Dec 2006 £'000*
Non-current assets			
Intangible asset	**161,804**	*67,419*	*162,546*
Property, plant and equipment	**2,261**	*1,460*	*2,294*
Deferred income tax assets	**3,345**	*1,258*	*3,597*
Total non-current assets	**167,410**	*70,137*	*168,437*
Current assets			
Trade and other receivables	**44,447**	*12,979*	*46,800*
Cash and cash equivalents	**9,640**	*23,484*	*10,278*
Total current assets	**54,087**	*36,463*	*57,078*
Total assets	**221,497**	*106,600*	*225,515*
Current liabilities			
Borrowings	**(17,287)**	–	*(14,792)*
Trade and other payables	**(48,346)**	*(27,056)*	*(54,103)*
Current tax liabilities	**(7,308)**	*(3,915)*	*(5,728)*
Total current liabilities	**(72,941)**	*(30,971)*	*(74,623)*
Net current (liabilities)/assets	**(18,854)**	*5,492*	*(17,545)*
Non-current liabilities			
Borrowings	**(21,182)**	–	*(24,255)*
Retirement benefit obligation	**(2,857)**	*(6,146)*	*(5,411)*
Non-current tax liabilities	**(7,572)**	*(5,294)*	*(7,711)*
Long-term provisions	**(757)**	*(476)*	*(829)*
Non-current accruals	**(425)**	*(480)*	*(497)*
Total non-current liabilities	**(32,793)**	*(12,396)*	*(38,703)*
Total liabilities	**(105,734)**	*(43,367)*	*(113,326)*
Net assets	**115,763**	*63,233*	*112,189*
Equity			
Share capital	**67,775**	*47,488*	*67,735*
Share premium account	**38,189**	*38,151*	*38,163*
Merger reserve	**32,513**	*5,683*	*32,513*
Shares to be issued	–	*46*	*46*
Share compensation reserve	**1,225**	*1,133*	*1,492*
Own shares held by employee share trust	**(1,296)**	*(1,270)*	*(1,270)*
Translation reserve	**(6,339)**	*(3,518)*	*(5,161)*
Other reserves	**7,064**	*7,064*	*7,064*
Retained earnings	**(23,368)**	*(31,544)*	*(28,393)*
Total equity	**115,763**	*63,233*	*112,189*

group cash flow statement

Six months ended 30 June 2007	note	Six months ended 30 June 2007 £'000	*Six months ended 30 June 2006 £'000*	*Year ended 31 Dec 2006 £'000*
Net cash from operating activities	7	**4,784**	*5,690*	*(1,954)*
Investing activities				
Net interest received		**297**	*442*	*1,013*
Acquisitions of subsidiaries, net of cash and overdrafts acquired		**(204)**	–	*(44,932)*
Purchases of property, plant and equipment		**(597)**	*(403)*	*(1,202)*
Purchases of intangible assets		**(510)**	*(1,193)*	*(1,363)*
Net cash used in investing activities		**(1,014)**	*(1,154)*	*(46,484)*
Financing activities				
Dividends paid	4	**(2,667)**	*(1,486)*	*(1,486)*
Interest paid		**(1,272)**	–	–
Net (repayment of)/proceeds from borrowings		**(523)**	–	*39,009*
Refinancing of acquired borrowings by term debt		–	–	*(15,211)*
Proceeds from issue of shares		**13**	*120*	*282*
Net cash (used in)/raised by financing activities		**(4,449)**	*(1,366)*	*22,594*
Net (decrease)/increase in cash and cash equivalents		**(679)**	*3,170*	*(25,844)*
Cash and cash equivalents at beginning of period		**10,278**	*21,555*	*21,555*
Net impact of new borrowings and refinancing		–	–	*14,792*
Effect of foreign exchange rate changes		**41**	*(1,241)*	*(225)*
Cash and cash equivalents at end of period		**9,640**	*23,484*	*10,278*

notes

1. General information

The information for the year ended 31 December 2006 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified pursuant to Section 235 of the Companies Act 1985 and did not contain a statement under Section 237 (2) or (3) of that Act.

2. Significant accounting policies

(a) Basis of preparation

The interim report has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS).

The interim report was approved by the board on 13 August 2007.

(b) Accounting policies

The accounting policies and methods of computation applied by the Group in the interim report are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006. The Group's consolidated financial statements for the year ended 31 December 2006 are available on our website: www.mcgplc.com.

3. Segmental information

The Group operates in three geographical areas – North America, Europe and Rest of the World. The following is an analysis of the revenue and results for the period, analysed by geographic segment, the Group's primary basis of segmentation:

Income statement

Six months ended 30 June 2007

(Unaudited)

	Americas £'000	**Europe £'000**	**Rest of World £'000**	**Consolidated £'000**
Revenue				
External sales	**26,723**	**68,669**	**5,147**	**100,539**
Profit from operations before acquisition integration costs, depreciation and amortisation of acquired intangibles	**2,955**	**7,592**	**512**	**11,059**
Amortisation of acquired intangibles	**–**	**(603)**	**–**	**(603)**
Depreciation and other amortisation	**(164)**	**(697)**	**(39)**	**(900)**
Profit from operations before non-recurring items	**2,791**	**6,292**	**473**	**9,556**
Acquisition integration costs	**–**	**(1,247)**	**(30)**	**(1,277)**
Profit from operations	**2,791**	**5,045**	**443**	**8,279**
Finance costs (net)				**(812)**
Profit before tax				**7,467**
Tax expense				**(2,318)**
Profit for the period				**5,149**

Six months ended 30 June 2006

(Unaudited)

	Americas £'000	*Europe £'000*	*Rest of World £'000*	*Consolidated £'000*
Revenue				
External sales	*35,935*	*24,552*	*6,856*	*67,343*
Profit/(loss) from operations before release of indemnity provision, acquisition integration costs, depreciation and amortisation of acquired intangibles	*4,856*	*2,629*	*(325)*	*7,160*
Amortisation of acquired intangibles	–	–	–	–
Depreciation and other amortisation	*(348)*	*(218)*	*(20)*	*(586)*
Profit/(loss) from operations before non-recurring items	*4,508*	*2,411*	*(345)*	*6,574*
Release of indemnity provision	–	–	*335*	*335*
Profit/(loss) from operations	*4,508*	*2,411*	*(10)*	*6,909*
Investment income (net)				*406*
Profit before tax				*7,315*
Tax expense				*(2,014)*
Profit for the period				*5,301*

4. Dividends

	Unaudited 2007 £'000	*Audited 2006 £'000*
Amounts recognised as distributions to equity holders in the period:		
Final dividend in respect of the year ended 31 December 2006 of 1.0p (2005: 0.8p) per share	2,667	*1,486*

Dividends are not payable on shares held in the employee share trust which has waived its entitlement to dividends. The amount of the dividend waived in 2007 (in respect of the year ended 31 December 2006) was £42,000 (2006: £34,000). An interim dividend of 0.33 pence per share will be paid on 22 October 2007 to shareholders on the register on 21 September 2007.

5. Taxation

The effective tax charge for the half year is 31% (30 June 2006: 28%), based on profit before tax. The tax charge includes four percentage points in respect of deferred tax. The underlying tax rate of 27% is below the statutory rate due to the utilisation of brought forward losses. Of the total tax charge, £0.2 million arises within the UK (2006: £0.2 million) and £2.1 million overseas (2006: £1.8 million).

6. Earnings per share

The calculation of the earnings per share is based on the following data:	Unaudited Six months ended 30 June 2007 £'000	*Unaudited Six months ended 30 June 2006 £'000*	*Audited Year ended 31 Dec 2006 £'000*
Earnings			
Earnings for the purposes of basic earnings per share and diluted earnings per share being net profit attributable to equity holders of the parent	5,149	*5,301*	*8,750*
Amortisation of acquired intangibles	603	–	*943*
Non-recurring items	1,277	*(335)*	*1,765*
Earnings for purpose of basic earnings per share excluding amortisation of acquired intangibles and non-recurring items	7,029	*4,966*	*11,458*
Number of shares	**Number (million)**	*Number (million)*	*Number (million)*
Weighted average number of ordinary shares for the purposes of basic earnings per share and basic excluding amortisation of acquired intangibles and non-recurring items	266.8	*185.5*	*212.5*
Effect of dilutive potential ordinary shares:			
– Share options	0.8	*1.5*	*1.3*
– Long term incentive plan	–	*0.2*	*0.2*
Weighted average number of ordinary shares for the purposes of diluted earnings per share	267.6	*187.2*	*214.0*
	Pence	*Pence*	*Pence*
Basic earnings per share	1.9	*2.9*	*4.1*
Diluted earnings per share	1.9	*2.8*	*4.1*
Basic – excluding amortisation of acquired intangibles and non-recurring items	2.6	*2.7*	*5.4*

The average share price for the six months ended 30 June 2007 was 48.3 pence (30 June 2006: 57.3 pence and 31 December 2006: 54.3 pence).

7. Notes to the cash flow statement

	Unaudited Six months ended 30 June 2007 £'000	*Unaudited Six months ended 30 June 2006 £'000*	*Audited Year ended 31 Dec 2006 £'000*
Profit from operations	**8,279**	*6,909*	*13,448*
Adjustments for:			
Depreciation of property, plant and equipment	**570**	*386*	*1,000*
Amortisation of intangible assets	**933**	*200*	*1,790*
Loss on disposal of plant and equipment	**9**	*-*	*79*
Adjustment for pension funding	**(530)**	*(1,235)*	*(2,008)*
Adjustment for share options charge	**375**	*444*	*804*
Decrease in provisions	**(72)**	*(395)*	*(493)*
Operating cash flows before movements in working capital	**9,564**	*6,309*	*14,620*
Decrease/(Increase) in receivables	**3,019**	*1,912*	*(6,447)*
Decrease in payables	**(5,953)**	*(1,429)*	*(5,858)*
Cash generated by operations	**6,630**	*6,792*	*2,315*
Income taxes paid	**(1,846)**	*(1,102)*	*(4,269)*
Net cash from operating activities	**4,784**	*5,690*	*(1,954)*

Cash and cash equivalents comprise cash at bank and short-term deposits with a maturity of three months or less.

contacts for

investors and clients

www.mcgplc.com

Investor relations

The Group welcomes contact with its shareholders.

Enquiries should be directed to:

Kevin Parry	*Chief Executive*	(kparry@mcgplc.com)
Craig Smith	*Finance Director*	(chsmith@mcgplc.com)
	London office	+44 (0) 20 7710 5000

Operational contacts

We welcome clients introduced by shareholders. Shareholders wishing to provide introductions to potential clients should contact Kevin Parry or Craig Smith (see contact details above).

Administrative matters

Administrative matters should be directed to:

Charles Ansley	*Company Secretary*	(cansley@mcgplc.com)
	London office	+44 (0) 20 7710 5000

Additionally, we encourage shareholders to register for copies of corporate communications on our investor relations website at **www.mcgplc.com.**

END